03022819

82- SUBMISSIONS FACING SHE

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Legacy Hotels Real Estate Investment Trust

*CURRENT ADDRESS Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
**~~FORMER NAME~~ Toronto, Ontario M5K 1B7
CANADA

**NEW ADDRESS

FILE NO. 82- 34729 FISCAL YEAR 12/31

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
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OICF/BY: NM

DATE : 6/16/03

03 MAY -5

Legacy Hotels Real Estate Investment Trust

PROFILE

Mailing Address:	General Counsel & Corporate Secretary Canadian Pacific Tower, TD Centre, P.O. Box 40 100 Wellington Street West, Suite 1600 Toronto, Ontario M5K 1B7
Contact Name:	Terence P. Badour
Telephone Number:	416 874-2600
Fax Number:	416 874-2852
Date of Formation:	Sep 11 1997
Governing Jurisdiction:	Alberta
Industry Classification:	real estate
CUSIP Number:	524919
Financial Year-End:	Dec 31

Head Office Address:

POP System Issuer:

Reporting Jurisdictions:

Stock Exchange:

Stock Symbol:

Auditor:

General Partner:

Transfer Agent:

Size of Issuer (Assets):

VIEW THIS PUBLIC COMPANY'S DOCUMENTS

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

03 MAY -5 AM 7:21

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS FIRST QUARTER 2003 RESULTS

TORONTO, April 16, 2003 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three months ended March 31, 2003. All amounts are in Canadian dollars unless otherwise indicated. Legacy will hold its annual and special meeting of unitholders at 10:00 a.m. on April 24, 2003 at The Fairmont Royal York in Toronto.

"The quality and diversity of our portfolio allowed Legacy to maintain its top line performance," said Neil J. Labatte, Legacy's President and Chief Executive Officer. "We consider recent disruptions in the travel industry to be short-term and while current earnings have been affected, we are well positioned to benefit once the impact of these disruptions dissipates."

Three Months Ended March 31, 2003

Legacy's first quarter revenues increased 12.3% to $130.2 million. This increase resulted from the addition of the two hotels acquired in 2002 combined with stable performance through the balance of the portfolio. Hotel EBITDA[1] for the quarter was $5.5 million compared to $8.1 million in the prior period. The decline was primarily caused by a $2.5 million reduction in hotel EBITDA at Fairmont The Queen Elizabeth due to renovation disruptions in addition to higher energy and insurance costs throughout the portfolio.

A first quarter net loss of $21.4 million was reported compared to a net loss of $15.6 million in 2002. The increase in the net loss for the first quarter reflects the lower hotel EBITDA coupled with increased financing and amortization costs related to the hotels acquired in 2002. Distributable loss[2] for the period was $0.17 per unit compared to $0.16 per unit in the prior period. Given the seasonality of the portfolio and the fixed nature of certain operating costs, first quarter results are not indicative of results for the full year. Legacy has historically incurred a loss in its first quarter.

Average daily rates ("ADR") for the portfolio improved 1.4% for the quarter. The overall revenue per available room ("RevPAR") decline of 2.5% was largely driven by a 2.2 point drop in occupancy. Recent events have negatively impacted business travel volumes to many of Legacy's markets. RevPAR at the Fairmont managed properties declined 6.4% due to a 4.2 point decline in occupancy despite a 0.8% gain in ADR. Part of this decline resulted from renovation disruptions at Fairmont The Queen Elizabeth. RevPAR at the Delta managed properties showed an impressive 7.5% growth driven by both ADR and occupancy improvements of 5.3% and 1.2 points, respectively.

The Fairmont Washington, D.C. is meeting our expectations for the first quarter of 2003. Acquired in December 2002, rebranding initiatives have been completed.

Corporate Developments

In October 2002, Legacy entered into an agreement to purchase a AAA Five Diamond hotel located in the northwestern United States. The acquisition is contingent on a number of conditions and if it proceeds, it is anticipated that it would close mid-year at a purchase price of approximately US$100 million.

Capital expenditures during the quarter totalled $15.4 million. Profit-enhancing projects underway in Canada included guestroom and corridor upgrades at the Fairmont Château Laurier and the third phase of Fairmont The Queen Elizabeth's renovation program involving upgrades to the lobby, meeting space and guestrooms. Both properties are scheduled to complete their renovations in the second quarter. The addition of Fairmont Gold at The Fairmont Washington, D.C. is anticipated to begin in the third quarter.

Over the past few years, Legacy has invested significantly in its portfolio. Legacy expects 2003 capital expenditures to approximate $80 million.

Outlook

"Our outlook for the year remains cautious given the number of challenges the industry is facing," commented Mr. Labatte. "However, our portfolio has performed relatively well during these difficult times. We continue to expect the Canadian economy to grow for the balance of 2003. In addition, low new hotel supply in our key markets further positions us to benefit once travel fears ease and the global economy recovers."

Continued Mr. Labatte, "While being attentive to managing through the near-term uncertainties, we also remain committed to our long-term strategy of investing in our properties and further diversifying our portfolio through prudent acquisitions."

Legacy will host a conference call today at 1:30 p.m. Eastern Time to discuss these results. Please dial 416.620.2400 or 1.800.296.1907 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 3:30 p.m. on April 16, 2003 through to 3:30 p.m. on April 23, 2003. To access the recording please dial 1.800.633.8625 and use the reservation number 21139439.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the following earnings conference call.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels in Canada and one in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

This press release contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

		Three months ended March 31		
		2003		2002
RevPAR [3]	$	83.35	$	85.52
ADR [3]	$	147.12	$	145.11
Occupancy [3]		56.7%		58.9%
RevPAR – Fairmont Regional				
British Columbia	$	72.52	$	77.32
Alberta		98.02		101.86
Saskatchewan and Manitoba		59.82		66.68
Ontario		101.39		102.51
Quebec		76.29		86.47
United States		155.69		176.92
Total	$	89.36	$	95.46
RevPAR – Delta Regional				
Alberta	$	93.85	$	96.02
Saskatchewan and Manitoba		60.57		58.68
Ontario		80.95		79.36
Quebec		78.59		63.24
Maritimes		60.42		55.23
Total	$	72.33	$	67.29

In thousands of Canadian dollars (except per unit amounts)

		Three months ended March 31		
		2003		2002
Revenues	$	130,209	$	115,989
Hotel EBITDA[1]		5,506		8,076
Net loss		(21,388)		(15.577)
Distributable loss[2]		(17,258)		(12,987)
Net loss per unit		(0.24)		(0.21)
Distributable loss per unit		(0.17)		(0.16)
Distributions declared per unit		0.185		0.185

1. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of hotel EBITDA may be different than the calculations used by other entities.
2. Distributable loss is calculated as net loss before amortization, income taxes and special charges less the capital replacement reserve. This amount is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income, which is distributed to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Readers are cautioned that distributable loss is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of distributable loss may be different than the calculations used by other entities.
3. RevPAR, ADR and occupancy figures are based on the portfolio of properties as at March 31, 2003 as if owned for the current and prior periods presented.

-30-

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in thousands of Canadian dollars)
(Unaudited)

	March 31, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 17,293	$ 46,224
Accounts receivable	35,556	41,446
Inventory	5,983	6,211
Prepaid expenses	9,414	5,014
	68,246	98,895
Property and equipment	1,733,449	1,745,667
Goodwill	35,425	35,425
Other assets	26,488	28,174
Future income taxes	2,254	1,083
	$ 1,865,862	$ 1,909,244
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 66,293	$ 67,925
Accrued distributions and dividends	24,287	2,946
Current portion of long-term debt	157,295	157,295
Other	132	132
	248,007	228,298
Long-term debt	580,221	587,613
Other liabilities	20,540	22,012
Future income taxes	38,286	38,495
Unitholders' interest		
Units (note 3)	795,682	795,682
Contributed surplus	49	49
Exchangeable shares (note 4)	126,420	126,420
Convertible debentures (note 5)	146,269	145,931
Foreign currency translation adjustments	(9,059)	2,246
Deficit	(80,553)	(37,502)
	978,808	1,032,826
	$ 1,865,862	$ 1,909,244

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended March 31	
	2003	**2002**
Revenues		
Room	$ **77,181**	$ 68,777
Food and beverage	**44,793**	39,709
Other	**8,235**	7,503
	130,209	115,989
Operating expenses	**106,929**	92,484
Gross operating profit	**23,280**	23,505
Hotel management fees	**4,079**	3,722
Property taxes, rent and insurance	**13,695**	11,707
Operating income from hotel operations before undernoted items	**5,506**	8,076
Other expenses		
Amortization of property and equipment	**11,157**	8,867
Advisory fees	**2,016**	1,671
Other	**493**	560
	13,666	11,098
Loss before interest expense and income tax expense	**(8,160)**	(3,022)
Interest expense, net	**13,740**	12,062
Loss before income tax expense	**(21,900)**	(15,084)
Income tax expense/(recovery)		
Current	**150**	149
Future	**(662)**	344
	(512)	493
Net loss for the period	$ **(21,388)**	$ (15,577)
Basic and diluted net loss per unit (note 6)	$ **(0.24)**	$ (0.21)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Deficit
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31	
	2003	**2002**
Deficit - beginning of period	$ **(37,502)**	$ (19,339)
Net loss for the period	**(21,388)**	(15,577)
Distributions in the period	**(16,533)**	(12,716)
Dividends on exchangeable shares	**(1,942)**	(1,942)
Part VI.1 tax on exchangeable share dividends	**(777)**	(777)
Part VI.1 tax deduction	**793**	699
Accretion of convertible debenture issuance costs (note 5)	**(338)**	(169)
Distributions on convertible debentures (note 5)	**(2,866)**	(1,433)
Deficit - end of period	$ **(80,553)**	$ (51,254)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31	
	2003	**2002**
Cash provided by (used in):		
OPERATING ACTIVITIES		
Net loss for the period	$ **(21,388)**	$ (15,577)
Items not affecting cash		
Amortization of property and equipment	**11,157**	8,867
Gain on settlement of debentures	**-**	(177)
Part VI.1 tax	**(777)**	(777)
Future income taxes	**(662)**	344
Other	**550**	494
Changes in non-cash working capital (note 8)	**(341)**	2,841
	(11,461)	(3,985)
INVESTING ACTIVITIES		
Additions to property and equipment	**(15,396)**	(7,680)
Proceeds from sale of capital assets	**60**	-
Other assets	**(83)**	9
	(15,419)	(7,671)
FINANCING ACTIVITIES		
Net proceeds from unit issuance	**-**	2,086
Net proceeds from convertible debentures	**-**	144,750
Repurchase of debentures for cancellation	**-**	(14,548)
Mortgage payments	**(1,758)**	(1,224)
Other	**(33)**	(33)
	(1,791)	131,031
Translation adjustments	**(260)**	-
Increase (decrease) in cash and cahs equivalents balance during the period	**(28,931)**	119,375
Cash and cash equivalents balance - beginning of period	**46,224**	14,696
Cash and cash equivalents balance - end of period	$ **17,293**	$ 134,071
SUPPLEMENTAL DISCLOSURE		
Income taxes paid	**996**	4,835
Interest paid	**9,927**	7,468

Legacy Hotels Real Estate Investment Trust
Notes to Interim Consolidated Financial Statements
March 31, 2003 and 2002
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

1. Legacy Hotels Real Estate Invetment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 23 hotels of which 22 are located in 14 Canadian cities throughout nine provinces and one is located in Washington, D.C. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc., who own an approximate 35% interest in Legacy.

   Results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2002 audited consolidated financial statements, except as discussed below:

   Long-lived assets

   Effective January 1, 2003, Legacy adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are reviewed at the individual hotel level, the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process will determine the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses will be recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and will be measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on Legacy's financial position, results of operations or cash flows.

   Also effective January 1, 2003, Legacy adopted the new CICA recommendations relating to the disposal of long-lived assets. Subject to certain criteria, long-lived assets that management expects to dispose of by sale will be classified as held for sale. The related results of operations for these properties classified as held for sale will be reported in discontinued operations, with restatement of prior years. These recommendations are required for disposals after April 30, 2003, however, Legacy has elected for early adoption. This change had no impact on the financial statements of Legacy.

3. At March 31, 2003, 89,360,094 units were outstanding (2002 - 68,735,595).

4. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders. At March 31, 2003, 14,700,000 (2002 - 14,700,000) exchangeable shares were outstanding.

5. The Convertible Debentures are classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs are charged directly to retained earnings.

6. Net income per unit is based on net income available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended March 31	
	2003	2002
Net loss	$ (21,388)	$ (15,577)
Part VI.1 tax, net of Part I tax deduction	16	(78)
Accretion of convertible debenture issuance costs	(338)	(169)
Distributions on convertible debentures	(2,866)	(1,433)
Net loss available to unitholders	$ (24,576)	$ (17,257)
Weighted average number of units outstanding (thousands)	89,360	68,522
Weighted average number of exchangeable shares outstanding (thousands)	14,700	14,700
Basic and diluted weighted average number of units	104,060	83,222

For the three months ended March 31, 2003, debentures convertible into 17,142,857 units (2002 - 17,142,857) and the associated net income impact were excluded from the computation of diluted net loss per unit because their effect was not dilutive.

7. Distributable income per unit is based on the number of units and exchangeable shares outstanding on each distribution date and has been calculated in accordance with the terms of the Declaration of Trust as follows:

	Three months ended March 31	
	2003	2002
Net loss	$ (21,388)	$ (15,577)
Add (deduct):		
Amortization of property and equipment	11,157	8,867
Income tax (recovery)/expense	(512)	493
Cash receipt on management contract	2,116	-
Gain on settlement of debentures	-	(177)
Distributions on convertible debentures	(2,866)	(1,433)
Capital replacement reserve	(5,765)	(5,160)
Distributable loss	$ (17,258)	$ (12,987)
Units outstanding on distribution record date (thousands)	89,360	68,736
Exchangeable shares outstanding on distribution record date (thousands)	14,700	14,700
Basic and diluted units outstanding (thousands)	104,060	83,436
Basic and diluted distributable loss per unit	$ (0.17)	$ (0.16)
Distributions per unit	$ 0.185	$ 0.185

For the three months ended March 31, 2003, debentures convertible into 17,142,857 units (2002 - 17,142,857) and the associated distributable income impact were excluded from the computation of diluted distributable loss per unit because their effect was not dilutive.

8. Changes in non-cash working capital

	Three months ended March 31	
	2003	2002
Decrease in accounts receivable	$ 5,124	$ 7,387
(Increase) decrease in materials and supplies	216	(429)
Increase in prepaid expenses	(4,418)	(5,745)
Increase (decrease) in accounts payable and accrued liabilities	(1,263)	1,628
	$ (341)	$ 2,841

9. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2003.

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST TO RELEASE FIRST QUARTER EARNINGS

TORONTO, April 7, 2003- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) will release its first quarter earnings on April 16, 2003 to be followed by a conference call that day at 1:30 p.m. Eastern Time. Participating on the call will be members of Legacy's senior management. Legacy's annual meeting of unitholders will be held on April 24, 2003 at 10:00 a.m. Eastern Time at The Fairmont Royal York in Toronto.

Investors are invited to access the call by dialing 416-620-2400 or 1-800-296-1907. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 3:30 p.m. on April 16, 2003 through to 3:30 p.m. on April 23, 2003. To access the recording please dial 1-800-633-8625 and use the reservation number 21139439.

A live audio webcast of this conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels and resorts in Canada and one in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: 1-866-627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in this Annual Report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain amounts based on management's best estimates and careful judgement.

Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. To augment the internal control system, Legacy maintains a program of internal audits covering significant aspects of the operations and the internal audit department reports its findings and recommendations to management and the Audit Committee of the Board of Trustees.

The Board of Trustees carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, the majority being Independent Trustees. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls as well as the actions of management to implement such recommendations.

signed

William R. Fatt
Vice Chairman and
Chief Executive Officer

signed

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer

Toronto, Ontario
January 21, 2003

AUDITORS' REPORT

TO THE UNITHOLDERS OF LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

We have audited the consolidated balance sheets of Legacy Hotels Real Estate Investment Trust ("Legacy") as at December 31, 2002 and 2001 and the consolidated statements of income, deficit and cash flows for the years then ended. These financial statements are the responsibility of Legacy's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Legacy as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

signed (PricewaterhouseCoopers LLP)

Chartered Accountants
Toronto, Ontario
January 21, 2003

CONSOLIDATED BALANCE SHEETS

As at December 31 (in thousands of Canadian dollars)

	2002	2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 46,224	$ 14,696
Accounts receivable	41,446	35,037
Inventory	6,211	5,102
Prepaid expenses	5,014	2,968
	98,895	57,803
Property and equipment *(note 4)*	1,745,667	1,432,257
Goodwill *(notes 2 and 3)*	35,425	39,516
Other assets	28,174	12,285
Future income taxes	1,083	-
	$ 1,909,244	$ 1,541,861
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 67,925	$ 63,482
Accrued distributions on convertible debentures	2,946	–
Current portion of long-term debt *(note 6)*	157,295	105,048
Other	132	132
	228,298	168,662
Long-term debt *(note 6)*	587,613	576,777
Other liabilities	22,012	2,344
Future income taxes *(note 7)*	38,495	48,606
	876,418	796,389
UNITHOLDERS' INTEREST *(NOTE 8)*		
Units	795,682	638,342
Contributed surplus	49	49
Exchangeable shares	126,420	126,420
Convertible debentures	145,931	–
Foreign currency translation adjustments	2,246	–
Deficit	(37,502)	(19,339)
	1,032,826	745,472
	$ 1,909,244	$ 1,541,861

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Trustees

signed

William R. Fatt
Trustee

signed

Bryce W. Douglas
Trustee

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31 (in thousands of Canadian dollars, except per unit amounts)

	2002	2001
Revenues		
Room	$ 402,177	$ 374,459
Food and beverage	208,963	197,185
Other	36,489	35,145
	647,629	606,789
Operating expenses	428,048	402,546
Gross operating profit	219,581	204,243
Hotel management fees *(note 15)*	23,306	20,777
Property taxes, rent and insurance	50,250	43,232
Operating income from hotel operations before undernoted items	146,025	140,234
Other expenses		
Amortization of property and equipment	36,108	30,846
Advisory fees *(note 15)*	7,152	6,264
Restructuring costs	–	1,718
Other	2,812	2,321
Income before interest expense, income tax expense (recovery) and goodwill amortization	99,953	99,085
Interest expense, net *(note 10)*	48,599	45,340
Income before income tax expense (recovery) and goodwill amortization	51,354	53,745
Income tax expense (recovery) *(note 7)*		
Current	560	492
Future	(4,311)	(1,538)
	(3,751)	(1,046)
Income before goodwill amortization	55,105	54,791
Goodwill amortization *(note 2)*	–	1,059
Net income for the year	$ 55,105	$ 53,732
Basic net income per unit *(note 11)*	$ 0.50	$ 0.66
Diluted net income per unit *(note 11)*	$ 0.50	$ 0.66

CONSOLIDATED STATEMENTS OF DEFICIT

For the years ended December 31 (in thousands of Canadian dollars)

	2002	2001
Deficit – beginning of year	$ (19,339)	$ (4,593)
Net income for the year	55,105	53,732
Distributions in the year	(53,777)	(58,850)
Dividends on exchangeable shares	(7,757)	(9,278)
Part VI.1 tax on exchangeable share dividends	(3,121)	(3,510)
Part VI.1 tax deduction	2,792	3,160
Accretion of convertible debenture issuance costs *(note 8)*	(1,181)	–
Distributions on convertible debentures *(note 8)*	(10,224)	–
Deficit – end of year	$ (37,502)	$ (19,339)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 (in thousands of Canadian dollars)

	2002	2001
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income for the year	$ 55,105	$ 53,732
Items not affecting cash		
Amortization of property and equipment	36,108	30,846
Goodwill amortization	-	1,059
Gain on settlement of debentures	(127)	-
Part VI.1 tax	(3,121)	(3,510)
Future income taxes	(4,311)	(1,538)
Other	2,422	1,382
Changes in non-cash working capital *(note 13)*	4,477	5,968
	90,553	87,939
INVESTING ACTIVITIES		
Acquisitions *(note 3)*	(219,991)	(181,711)
Land transfer tax refund *(note 3)*	1,685	-
Additions to property and equipment	(50,397)	(60,236)
Proceeds from sale of property and equipment	151	106
Other assets	(6,741)	(4,300)
	(275,293)	(246,141)
FINANCING ACTIVITIES		
Distributions	(53,777)	(58,850)
Dividends on exchangeable shares	(7,757)	(9,278)
Distributions on convertible debentures	(7,278)	-
Net proceeds from unit issuance *(note 8)*	157,340	7,284
Net proceeds from convertible debentures	144,750	-
Net proceeds from new debentures issued	98,750	-
Repurchase of debentures for cancellation	(34,598)	-
Repayment of debentures	(78,075)	-
Net proceeds from mortgages	-	351,500
Mortgage payments	(5,201)	(2,219)
Decrease in bank loans	-	(109,676)
Other	(132)	(132)
	214,022	178,629
Translation adjustments	2,246	-
Increase in cash balance during the year	31,528	20,427
Cash and cash equivalents (bank indebtedness) - beginning of year	14,696	(5,731)
Cash and cash equivalents - end of year	$ 46,224	$ 14,696
SUPPLEMENTAL DISCLOSURE		
Income taxes paid *(note 7)*	$ 7,832	$ 162
Interest paid	$ 49,500	$ 43,117

The accompanying notes are an integral part of these consolidated financial statements.

December 31, 2002 and 2001 (in thousands of Canadian dollars, except per unit amounts)

1. BASIS OF PRESENTATION

Legacy Hotels Real Estate Investment Trust ("Legacy"), is an unincorporated closed-end real estate investment trust created by a declaration of trust dated as of September 11, 1997, amended and restated as of October 29, 1997 and further amended as of December 4, 2000 (the "Declaration of Trust"). Legacy commenced its operations on November 10, 1997 upon the completion of its initial public offering and a simultaneous offering of Series 1 Debentures. Upon the completion of these offerings, Legacy acquired interests in 11 first-class and luxury full-service city centre hotels (the "Initial Hotel Portfolio") from a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR"). Legacy has since acquired interests in 12 additional hotels.

All of Legacy's properties are managed by subsidiaries of FHR under long-term management agreements. In addition, FHR provides operational and administrative services to Legacy under an advisory agreement. All such agreements between Legacy and FHR are detailed in note 14. FHR currently owns an approximate 35% interest in Legacy.

The operations of Legacy, including its strategy, investments and management, are subject to the general direction and control of its Trustees. A majority of the Trustees must be independent of Legacy and FHR or any of their affiliates.

The hotel portfolio consists of 23 hotels of which 22 are located in 14 Canadian cities throughout nine provinces. The remaining hotel is located in Washington, D.C. The majority of the properties are owned by Legacy except for the Delta Calgary Airport, the Delta Halifax, the Delta Barrington, the Delta Beauséjour and the Delta Ottawa Hotel and Suites, in which Legacy holds leasehold interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in all material respects and reflect the following policies:

Principles of consolidation

The consolidated financial statements include the results of operations of Legacy and its subsidiaries, the hotel holding companies, Legacy Hotels Corporation ("LHC"), Legacy EF Inc. ("EF"), Eau Claire Hotel Operating Trust ("ECHOT") and LHC Holdings (U.S.) Corporation ("LHCUS"), all of which are wholly owned by Legacy.

Foreign currency translation

Foreign currency assets and liabilities of Legacy's operations are translated at the rate of exchange in effect at the balance sheet dates for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Gains and losses resulting from the translation of assets and liabilities denominated in foreign currencies are included in income.

The accounts of Legacy and its self-sustaining subsidiaries, where the functional currency is other than the Canadian dollar, are translated using the period-end exchange rate for assets and liabilities and the average exchange rates in effect for the period for revenues and expenses. Exchange gains or losses arising from translation are deferred and included under unitholders' equity as foreign currency translation adjustments.

Revenue recognition

Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured.

Cash and cash equivalents

Cash equivalents consist of short-term investments that are highly liquid and have initial terms to maturity of three months or less.

Inventory

Inventory is valued at the lower of cost, determined on a first-in, first-out basis, and replacement value.

Property and equipment

Property and equipment are recorded at cost. Legacy's policy is to capitalize major renewals and replacements and interest incurred during the renovation period of major renovations to existing facilities costing over $1,000. Interest is capitalized based on the borrowing rate of debt for the project or, if no specific financing is obtained, Legacy's average cost of borrowing. Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Amortization is provided at rates designed to write off the assets over their estimated economic lives, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including options, and the economic life of the building.

The unamortized portions of property and equipment are reviewed regularly and compared with their net recoverable amounts. Based on management's projected undiscounted future cash flows from the related operations, any impairment in value is recorded as a charge to income. The annual rates of amortization are as follows:

Buildings	20 – 40 years sinking-fund
Furniture, fixtures and equipment	5 – 17 years straight-line
Leasehold interests	over term of the leases

Under the sinking-fund method, the cost of a building is amortized over a maximum period of 40 years in a series of annual instalments increasing at the rate of 5%, compounded annually.

The cost of the initial complement of circulating operating equipment such as linen, china, glassware and silverware is capitalized and then amortized over a period of 36 months. Replacements are expensed when placed in service.

Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination.

Effective January 1, 2002, Legacy no longer amortizes goodwill, but it is subject to impairment tests on at least an annual basis (see Changes in Accounting Policies). Legacy performs such impairment test on at least an annual basis and additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair value of the reporting unit is estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Any impairment loss would be expensed in the consolidated statements of income.

Debt discount and other issuance expenses

Debt discount and other issuance expenses are included as other assets and amortized over the term of the related debt.

Income taxes

Legacy is taxed as a mutual fund trust for income tax purposes. Pursuant to the Declaration of Trust, all of the taxable income earned directly by Legacy in the year is distributable to unitholders and such distributions are deducted for income tax purposes. Consequently, no provision for income taxes under the liability method of accounting for income taxes is required for Legacy.

Legacy's subsidiaries also use the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively-enacted income tax rates and laws that are expected to be in effect in the years in which the future income tax assets or liabilities are expected to be settled or realized. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period that the change occurs.

Financial instruments

Legacy may use derivative products from time to time to hedge its exposure to interest rate movements when anticipated financing transactions are probable and the significant characteristics and expected terms of the financing transactions have been identified. Any gain or loss as a result of the hedging is deferred and amortized as an adjustment to interest expense over the life of the hedged financing instrument. If at any point a hedging transaction no longer meets the criteria of a hedge, any gain or loss is recognized in current earnings.

Unit options

Legacy has not recognized compensation expense for unit options granted to officers and employees in the consolidated statements of income, but has made pro forma disclosures of net earnings and earnings per unit as if the fair value based accounting method had been used to account for unit-based compensation for any options granted after January 1, 2002. Any cash paid by the employee on the exercise of unit options is credited to unitholders' interest.

Net income per unit

Net income per unit is calculated using the weighted-average number of units outstanding during the year. The dilutive effect on net income per unit resulting from the options outstanding under the unit option plan is calculated using the treasury stock method.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the reporting period. Actual results could differ from those estimates.

Comparative figures

Certain of the prior year's figures have been reclassified to conform with the presentation adopted in 2002.

Change in accounting policies

Goodwill

On January 1, 2002, Legacy adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets is expensed in the period of impairment. The recommendations of this new policy have been applied prospectively.

Legacy has completed its impairment testing on the balance of goodwill as at January 1, 2002. As a result of this testing, there were no impairment losses. In addition, upon adoption of these recommendations it was determined that no reclassifications of goodwill were required under CICA recommendations on business combinations.

A reconciliation of previously reported net income, net income per unit and diluted net income per unit to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	2002	2001
Net income	**$ 55,105**	$ 53,732
Goodwill amortization	–	1,059
Adjusted net income	**$ 55,105**	$ 54,791
Basic net income per unit	**$ 0.50**	$ 0.66
Goodwill amortization per unit	–	0.02
Adjusted basic net income per unit	**$ 0.50**	$ 0.68
Diluted net income per unit	**$ 0.50**	$ 0.66
Goodwill amortization per unit	–	0.02
Adjusted diluted net income per unit	**$ 0.50**	$ 0.68

3. ACQUISITIONS

Legacy completed the following acquisitions in 2002:

On December 4, 2002, Legacy acquired the assets of the Monarch Hotel in Washington, D.C. The hotel was acquired for a purchase price of $229,100 plus $7,017 in closing costs and the assumption of $751 in working capital. The purchase was partially satisfied by the assumption of existing debt in the amount of US$51,319 and the balance was paid in cash. The purchase price equation has not yet been finalized. On December 11, 2002, this hotel was renamed The Fairmont Washington, D.C.

On July 12, 2002, Legacy finalized the acquisition of the Sheraton Suites Calgary Eau Claire in Calgary, Alberta. The hotel was purchased with cash for an aggregate purchase price of $65,000 plus $950 in closing costs less the assumption of a $633 working capital deficit. Legacy was entitled to receive an amount from the vendor based on the net income from the Sheraton Suites Calgary Eau Claire for the period from June 1, 2002 to July 12, 2002 less interest on the cash portion of the purchase price. During this period, Legacy earned a net amount of $1,110. This amount is taxable and therefore has been included in distributable income. Under GAAP however, this amount has been treated as an adjustment to the purchase price.

The purchase price of each of the 2002 acquisitions has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase prices have been allocated as follows:

	The Fairmont Washington, D.C.	Sheraton Suites Calgary Eau Claire
Working capital (deficit)	$ 751	$ (633)
Land	48,873	6,981
Buildings	173,501	51,859
Furniture, fixtures and equipment	13,743	6,000
Mortgage and long-term debt	(81,084)	-
	$ 155,784	$ 64,207

Legacy completed the following acquisitions in 2001:

On February 1, 2001, Legacy acquired The Fairmont Empress located in Victoria, British Columbia and Fairmont Le Château Frontenac located in Quebec City, Quebec.

The purchase price has been allocated as follows:

	Total
Working capital deficit	$ (1,904)
Land	29,240
Buildings	270,415
Furniture, fixtures and equipment	11,769
Other assets	5,012
Goodwill	40,575
Future income taxes	(46,975)
	$ 308,132

The Fairmont Empress and Fairmont Le Château Frontenac were purchased for an aggregate purchase price of $305,000 plus $11,436 in closing costs less the assumption of a $1,904 working capital deficit from FHR. Under an agreement with FHR, Legacy subsequently received $6,400 as a purchase price adjustment since certain performance measures were not met. The purchase price was satisfied by the issuance of 14.7 million exchangeable shares of EF at a price of $8.60 per share for $126,420 and the balance of the purchase price was paid in cash. This acquisition was financed through a $111,000, 8.54% mortgage on Fairmont Le Château Frontenac and a $78,000, 7.86% mortgage on The Fairmont Empress. Both mortgages will mature in March 2011.

In 2002, the goodwill and future income taxes related to this acquisition were reduced by $4,091 each to account for substantially enacted tax rates at the date of acquisition.

During the year, Legacy received a land transfer tax refund of $1,685 relating to previous acquisitions. This amount is taxable and therefore has been included in distributable income.

4. PROPERTY AND EQUIPMENT

	2002			2001		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Land	$ 192,061	$ –	$ 192,061	$ 136,282	$ –	$ 136,282
Buildings	1,443,151	48,198	1,394,953	1,189,506	34,915	1,154,591
Furniture, fixtures and equipment	212,815	71,832	140,983	172,987	50,094	122,893
Leasehold interests	22,674	5,004	17,670	22,408	3,917	18,491
	$ 1,870,701	$ 125,034	$ 1,745,667	$ 1,521,183	$ 88,926	$ 1,432,257

5. BANK LOANS

LHC has a $30,000 revolving operating credit facility designed to provide financing for the operations and Legacy has a $100,000 revolving acquisition credit facility designed to provide financing for acquisitions and other capital investments. These credit facilities are unsecured. As at December 31, 2002, there were no amounts drawn under these facilities.

6. LONG-TERM DEBT

The components of the balance are as follows:

	2002	2001
5.93%, Series 1B Debentures, due November 2002	$ –	$ 100,000
6.34%, Series 1C Debentures, due November 2004	70,000	75,000
7.08%, Series 1D Debentures, due June 2008	45,000	50,000
6.30%, Series 2A Debentures, due December 2003	50,000	50,000
6.65%, Series 2B Debentures, due December 2005	47,200	50,000
Floating rate, Series 3 Debentures, due December 15, 2003	100,000	–
7.96%, mortgage payable, due November 2011	160,125	162,324
8.54%, mortgage payable, due March 2011	108,533	109,987
7.86%, mortgage payable, due March 2011	76,081	77,209
11.00%, mortgage payable, due March 2010	7,038	7,305
6.84%, mortgage payable, due October 2008	74,260	–
6.84%, mezzanine loan, due May 2006	6,671	–
	744,908	681,825
Less: Current portion of long-term debt	157,295	105,048
	$ 587,613	$ 576,777

Long-term debt is payable as follows:

2003	$ 157,295
2004	77,870
2005	55,724
2006	9,215
2007	9,964
Thereafter	434,840
	$ 744,908

Debentures

As at December 31, 2002, the unsecured Series 1 and Series 2 Debentures bear a weighted-average annual interest rate of 6.63% and 6.47%, respectively. Interest is payable semi-annually in arrears. The unsecured Series 3 Debentures bear interest at a floating rate equal to the bankers' acceptance rate plus 275 basis points, subject to certain adjustments, payable monthly in arrears.

The Series 2A Debentures are not redeemable prior to maturity. The Series 1C, Series 1D and Series 2B Debentures may be redeemed, in whole or in part, at any time, at the option of Legacy, at a redemption price equal to the greater of par and the price of the debentures to yield the appropriate Government of Canada bond rate plus accrued and unpaid interest. The Series 3 Debentures may be redeemed, in whole or in part, beginning March 15, 2003 at an initial redemption price equal to 102.25% of the principal and decreasing to 100.25% of the principal amount by November 15, 2003.

The debentures are direct senior unsecured obligations of Legacy and rank equally with each other and with each series of the outstanding debentures and, subject to statutory preferred exceptions, all other present and future unsecured and unsubordinated indebtedness of Legacy.

New issues of long-term debt are subject to restrictions as to debt ratio and interest coverage as defined in the Trust Indenture. The Trust Indenture also imposes certain restrictions on Legacy and specific subsidiaries relating to the ability to incur debt, pledge assets as security and make distributions other than normal distributions. All such conditions were met during 2002 and 2001.

In addition to these covenants, the Declaration of Trust provides that Legacy shall not incur or assume any indebtedness if, after giving effect to the incurrence or assumption of such indebtedness, the total indebtedness of Legacy on a consolidated basis would exceed 50% of a defined asset base. The Declaration of Trust also provides that at no time shall indebtedness (other than trade payables, accrued expenses and distributions payable) aggregating more than 15% of the asset base be at floating interest rates or have maturities of less than one year, not including that portion of long-term debt falling due in the next 12 months.

Mortgages payable

The mortgages payable are secured by the assets of The Fairmont Royal York, Fairmont Le Château Frontenac, The Fairmont Empress, Delta Centre-Ville and The Fairmont Washington, D.C. Interest is compounded semi-annually and payable monthly, except for the mortgage payable secured by The Fairmont Washington, D.C. and the mezzanine loan which are denominated in U.S. dollars with interest compounded monthly on a 360-day basis and payable monthly.

7. INCOME TAXES

Legacy's corporate subsidiaries account for income taxes under the liability method as described in note 2. These companies were subject to tax on taxable income in 2002 at an effective income tax rate of approximately 38%. Current taxes consist solely of the large corporations tax expense. To the extent that any Part VI.1 taxes are paid, a deduction in determining taxable income equal to 9/4 of the Part VI.1 taxes is available.

As at December 31, 2002, Legacy's subsidiary corporations had approximately $24,700 of non-capital losses available to reduce future taxable income through 2017.

8. UNITHOLDERS' INTEREST

Units

	2002		2001	
	Number of units *(thousands)*		Number of units *(thousands)*	
Outstanding – beginning of year	**68,484**	**$ 638,342**	67,497	$ 631,058
Issued for cash				
Equity offering	**19,500**	**145,646**	–	–
Dividend reinvestment plan	**670**	**5,722**	677	5,150
Exercise of options	**15**	**108**	25	156
Other	**691**	**5,864**	285	1,978
Outstanding – end of year	**89,360**	**$ 795,682**	68,484	$ 638,342

On November 1, 2002, Legacy issued 19,500,000 units, of which approximately 13,000,000 units were sold to the public and approximately 6,500,000 units were issued to a wholly owned subsidiary of FHR. In 2002, Legacy issued 691,438 units to a subsidiary of FHR through three private placements for proceeds of $5,864. In 2001, Legacy issued 284,635 units to a subsidiary of FHR through a private placement for proceeds of $1,978.

Each unit represents a unitholder's proportionate undivided beneficial interest in Legacy and confers the right to one vote at any meeting of unitholders and to participate pro rata in any distributions by Legacy and, in the event of termination of Legacy, in the net assets of Legacy remaining after satisfaction of all liabilities.

Legacy has a distribution reinvestment plan, which permits participants to acquire additional units of Legacy by reinvesting cash distributions paid on units they hold.

Exchangeable shares

The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable by EF as a result of paying these dividends. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders.

Convertible debentures

On February 14, 2002, Legacy issued $150,000 of 7.75% unsecured, subordinated, convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the Trust Indenture governing the terms of the Convertible Debentures. The Convertible Debentures may not be redeemed by Legacy prior to April 1, 2004. Thereafter, the Convertible Debentures may be redeemed by Legacy, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price is at least 115% of the then current conversion price. The term "current market price" is defined to mean the weighted-average trading price of Legacy units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

Legacy may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the units on the date fixed for redemption or the maturity date.

The Convertible Debentures are classified as equity on the consolidated balance sheets since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs are charged directly to retained earnings. Legacy paid issuance costs totalling $5,250 in connection with this offering.

9. UNIT OPTION PLAN

Under Legacy's unit option plan, options may be granted to certain key employees, Trustees and employees and directors of its affiliates to purchase units of Legacy at a price not less than the market value of the units at the grant date. As at December 31, 2002, pursuant to the plan, there were 4,714,724 (2001 – 4,729,724) options to acquire units outstanding. These options expire ten years after the grant date, from November 2007 to September 2011. Options vest at the rate of 50% after two years and the balance one year thereafter. The maximum number of units reserved for issuance under the plan is 5,924,449. No new options were issued during 2002.

		2002		2001
	Number of units *(thousands)*	**Weighted-average exercise price**	Number of units *(thousands)*	Weighted-average exercise price
Outstanding – beginning of year	**4,730**	**$ 9.30**	4,797	$ 9.29
Granted	**–**	**–**	53	8.48
Exercised	**(15)**	**7.23**	(25)	6.25
Cancelled	**–**	**–**	(95)	9.12
Outstanding – end of year	**4,715**	**$ 9.31**	4,730	$ 9.30
Exercisable – end of year	**4,418**	**$ 9.36**	4,012	$ 9.46

Information relating to unit options as at December 31, 2002 was as follows:

			Options outstanding		Options exercisable
Range of exercise prices	Number of options outstanding *(thousands)*	Weighted-average remaining contractual life *(years)*	Weighted-average exercise price	Number of options exercisable *(thousands)*	Weighted-average exercise price
$5.65 – $6.75	300	5.9	$ 6.36	292	$ 6.12
$8.00 – $8.90	903	7.4	8.46	614	8.39
$9.80 – $9.95	3,512	4.9	9.80	3,512	9.80
	4,715	5.4	$ 9.31	4,418	$ 9.36

10. INTEREST EXPENSE

	2002	2001
Interest on debentures	**$ 19,401**	$ 20,582
Mortgage interest	**28,888**	17,468
Bank loans and other	**2,617**	7,945
	50,906	45,995
Less		
Gain on settlement of debentures	**127**	–
Capitalized interest	**123**	370
Interest income	**2,057**	285
	2,307	655
	$ 48,599	$ 45,340

11. NET INCOME PER UNIT

Net income per unit is based on the net income available to unitholders divided by the weighted-average number of units and exchangeable shares outstanding during the year.

	2002	2001
Net income	$ 55,105	$ 53,732
Part VI.1 tax, net of deduction	(329)	(350)
Accretion of convertible debenture issuance cost	(1,181)	-
Distributions on convertible debentures	(10,224)	-
Net income available to unitholders	$ 43,371	$ 53,382

(thousands)	2002	2001
Weighted-average number of units outstanding	72,518	67,625
Weighted-average number of exchangeable shares outstanding	14,700	13,451
	87,218	81,076
Dilutive effect of unit options	75	92
Diluted weighted-average number of units	87,293	81,168

For the year-ended December 31, 2002, debentures convertible into 17,142,857 units (2001 – nil) and the associated net income impact were excluded from the computation of diluted net income per unit because their effect was not dilutive.

12. DISTRIBUTABLE INCOME

Distributable income per unit is based on the average number of units and exchangeable shares outstanding at the end of each distribution date and has been calculated in accordance with the terms of the Declaration of Trust.

	2002	2001
Net income	$ 55,105	$ 53,732
Add (deduct)		
Amortization of property and equipment	36,108	30,846
Goodwill amortization	–	1,059
Income tax expense	(3,751)	(1,046)
Gain on settlement of debentures	(127)	-
Distributions on convertible debentures	(10,224)	-
Land transfer tax refund	1,685	-
Taxable acquisition purchase price adjustment *(note 3)*	1,110	-
Cash flow guarantee	–	6,400
Capital replacement reserve	(29,039)	(27,118)
Distributable income	$ 50,867	$ 63,873

(thousands)		2002		2001
Average units outstanding on distribution date		**74,305**		67,747
Average exchangeable shares outstanding on distribution date		**14,700**		14,700
		89,005		82,447
Dilutive effect of convertible debentures		**–**		–
Dilutive effect of unit options		**75**		92
Diluted units outstanding		**89,080**		82,539
Distributable income per unit	**$**	**0.57**	$	0.77
Diluted distributable income per unit	**$**	**0.57**	$	0.77
Distributions per unit	**$**	**0.74**	$	0.87

For the year-ended December 31, 2002, debentures convertible into 17,142,857 units (2001 – nil) and the associated distributable income impact were excluded from the computation of diluted distributable income per unit because their effect was not dilutive.

Distributions and dividends of $61,534 were paid in 2002 (2001 – $68,128).

13. CHANGES IN NON-CASH WORKING CAPITAL

Details of changes in non-cash working capital are:

		2002		2001
(Increase) decrease in accounts receivable	**$**	**3,071**	$	(163)
Increase in inventory		**(1,109)**		(1,003)
Increase in prepaid expenses		**(2,046)**		(472)
Increase in accounts payable and accrued liabilities		**4,443**		9,510
		4,359		7,872
Adjustments for acquisitions		**118**		(1,904)
	$	**4,477**	$	5,968

14. AGREEMENTS

Management agreements

Legacy entered into long-term management agreements in November 1997 with Canadian Pacific Hotels Management Corporation ("CPHMC"), a subsidiary of FHR, to manage the Initial Hotel Portfolio, with an initial term of 50 years and one renewal period of 25 years, exercisable at the option of CPHMC. Legacy also entered into a long-term management agreement with CPHMC to manage the Sheraton Suites Calgary Eau Claire.

Delta Hotels Limited ("Delta"), a subsidiary of FHR, provides management services to CPHMC for four of the hotels from the Initial Hotel Portfolio and three other Delta branded hotels. Delta also provides management services for four other properties under separate management agreements.

Fairmont Hotels Inc. ("Fairmont"), a subsidiary of FHR, provides management services to CPHMC for the remaining seven of the hotels from the Initial Hotel Portfolio and the Sheraton Suites Calgary Eau Claire. In addition, Fairmont provides management services to four other properties under separate management agreements.

Pursuant to these management agreements, CPHMC, Fairmont and Delta are entitled to a base management fee and an incentive management fee. The base management fee typically ranges from 2.75% to 3% of total hotel revenues. For the hotels included in the Initial Hotel Portfolio, the incentive fee is based on both the profitability of each of the hotels and the overall profitability of the Initial Hotel Portfolio. The incentive fee is calculated based on net operating income from hotel operations plus amortization less the capital replacement reserve, in excess of a threshold amount. In the event that the overall profitability does not exceed that target, the aggregate incentive fee determined on the profitability of each hotel that would otherwise be payable will be deferred. Such deferred incentive fee may become payable in a future year. For the 12 hotels acquired subsequent to the Initial Hotel Portfolio, the incentive fee is based on the profitability of each hotel and is calculated on a basis similar to the incentive fee calculation for the Initial Hotel Portfolio.

Advisory agreement

Legacy entered into an advisory agreement in November 1997 with CPHMC to provide operation and administrative services to Legacy and to advise the Trustees regarding major decisions. The initial term has been extended to 11 years and will be automatically renewed for additional terms of five years each, subject to the consent of CPHMC and the majority of the independent Trustees. This agreement was assigned to Fairmont in 1999.

Fairmont is entitled to the following fees:

- an advisory fee equal to 0.40% of the asset base as defined;
- an acquisition fee of 0.65% of the total acquisition price of any additional property acquired by Legacy other than purchased from a related party; and
- a disposition fee of 0.25% of the aggregate sale price of any property sold by Legacy, other than to a related party.

Strategic alliance agreement

Legacy and FHR entered into a Strategic Alliance Agreement in 1997 to co-operate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels.

15. RELATED PARTY TRANSACTIONS

Amounts payable to CPHMC, Fairmont and Delta during the year were as follows:

	2002	2001
Management fees	$ **23,306**	$ 20,777
Advisory fees	**7,152**	6,264
Acquisition fees	**1,365**	–
	$ **31,823**	$ 27,041

CPHMC, Fairmont and Delta provide central reservations, sales and marketing, central purchasing, accounting, management information, employee training and other services for which they are reimbursed on a cost recovery basis in accordance with management agreements. In 2002, the total amount charged to CPHMC, Fairmont and Delta was $20,828 (2001 – $19,749).

Included in accounts payable is $5,452 (2001 – $4,221) owing to Fairmont and Delta.

In December 2002, Legacy entered into a long-term, incentive-based management contract for The Fairmont Washington, D.C. with FHR. In connection with Fairmont securing the management contract on this property, Fairmont will pay a fixed amount to Legacy over a three-year period. Legacy has deferred this amount and will amortize it over the life of the management contract. This amortization will be applied to reduce management fees expense.

In connection with the above transaction, Legacy and FHR entered into a reciprocal loan agreement for US $67,600. The loans mature in October 2008 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either Legacy or FHR does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements.

All transactions were recorded at the exchange amount.

16. EMPLOYEE FUTURE BENEFITS

Certain employees of subsidiaries of Legacy belong to defined contribution plans. Pension costs under these plans generally equal contributions made during the year. As well, certain employees of LHC and EF participate in various defined benefit plans of FHR. Legacy pays its share of the contributions to FHR. As these contributions are not materially different from the expense, the contributions are expensed as incurred. Contributions under these plans are not significant. As at December 31, Legacy had a future employee benefit liability of $2,378 (2001 - $1,826) relating to its portion of a supplemental pension plan. This amount is unfunded and guaranteed through a letter of credit advanced by FHR. In 2002, pension expense totalled $4,632 (2001 – $4,384). Other post-retirement benefits are insignificant.

17. FINANCIAL INSTRUMENTS

Fair value

The fair values of accounts receivable and accounts payable and accrued liabilities approximate their carrying values, due to the relatively short periods to maturity of these instruments.

The fair market values of the debentures, mortgages and mezzanine loan are as follows:

	2002	2001
Series 1B Debentures	$ -	$ 101,000
Series 1C Debentures	**70,600**	74,250
Series 1D Debentures	**43,865**	46,000
Series 2A Debentures	**50,530**	50,500
Series 2B Debentures	**47,750**	48,500
Series 3 Debentures	**100,000**	-
7.96%, mortgage payable	**169,688**	162,109
8.54%, mortgage payable	**118,291**	113,483
7.86%, mortgage payable	**80,434**	76,667
11.00%, mortgage payable	**8,491**	8,963
6.84%, mortgages payable	**77,894**	-
6.84%, mezzanine loan	**6,886**	-

Legacy has determined the estimated fair value of its publicly-traded debt based upon market prices as at December 31, 2002. The fair value of other long-term debt is estimated based on rates currently available to Legacy for long-term borrowing with similar terms and conditions.

Interest rate risk management

With the exception of the Series 3 Debentures, all other long-term debts bear a fixed rate of interest. There are no interest rate hedging transactions outstanding as at December 31, 2002.

Credit risk management

Credit risk relates to account receivable balances and results from the possibility that a counterparty defaults on its contractual obligation to Legacy. This risk is minimized since Legacy deals with banks having an appropriate credit rating and performs ongoing credit evaluations of customers and maintains allowances for potential credit losses.

18. COMMITMENTS AND CONTINGENCIES

Minimum rentals for hotel and equipment leases are as follows:

2003	$ 9,490
2004	8,612
2005	7,621
2006	7,082
2007	6,601
Thereafter	18,542
	$ 57,948

Certain land and building leases are subject to additional rent based on a percentage of operating revenues. In accordance with hotel management agreements, the managers are entitled to withhold 4% to 5% of annual operating revenues as a capital replacement reserve to finance ongoing capital expenditures at the properties. Contractual commitments in respect of certain 2002 capital projects totalled $24,345 as at December 31, 2002.

19. SEGMENTED INFORMATION

Management views operations of the hotels held by Legacy as one operating segment. As a result, the consolidated financial statements are presented as one reportable segment with revenues disclosed separately for rooms, food and beverage and other, which consists primarily of incidentals.

Geographical information

	Revenues		Property and equipment and goodwill – net	
	2002	2001	**2002**	2001
Canada	**$ 645,032**	$ 606,789	**$ 1,545,176**	$ 1,471,773
United States	**2,597**	–	**235,916**	–
	$ 647,629	$ 606,789	**$ 1,781,092**	$ 1,471,773

Revenues and assets are allocated to countries based upon the hotels' geographic locations.

03 MAY -5 AM 7:21

Computershare

Investor Services

Computershare Trust Company of Canada
1500 University Street
7th Floor
Montreal Quebec H3A 3S8
Telephone 1-800-332-0095
Facsimile 514-982-7580
Email: caregistryinfo@computershare.com
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
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United Kingdom
USA

March 24, 2003

Emma Thompson
Executive Director, Investor Relations
Legacy Hotels Real Estate Investment Trust
100 Wellington Street West, Suite 1600
TD Centre, P O Box 40
Toronto, Ontario
M5K 1B7

Re Legacy Hotels Real Estate Investment Trust - Trust Units
2003 Annual meeting of unitholders

Dear Ms. Thompson,

This letter will serve to confirm that on March 24, 2003, the following material was sent by prepaid mail to each registered unitholder of record of the above Corporation as of March 17, 2003:

- Notice of 2003 Annual & Special Meeting and Management Proxy Circular
- 2002 Annual Report
- Instrument of Proxy
- Prepaid Return Envelope

In addition, copies of the above-mentioned material were sent by overnight courier with a reply card on March 24, 2003 to nominees on behalf of beneficial unitholders that requested material in accordance with National Instrument 54-101.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Signed "Sonia Ciavaglia"

Sonia Ciavaglia
Account Administrator

Stock Transfer Services

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS AND MANAGEMENT PROXY CIRCULAR

March 7, 2003

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the ''Meeting'') of Unitholders of Legacy Hotels Real Estate Investment Trust (the ''Trust'') will be held on Thursday, April 24, 2003 in the Ontario Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive the financial statements of the Trust and the auditors' report thereon for the period ended December 31, 2002;
2. to approve certain amendments to the Declaration of Trust dated as of September 11, 1997, as amended and restated as of December 4, 2000;
3. to elect the Independent Trustees of the Trust;
4. to appoint auditors and to authorize the Trustees to fix their remuneration; and
5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Unitholders or holders of Voting Certificates of record at the close of business on March 17, 2003 will be entitled to vote at the Meeting.

A copy of the Trust's 2002 Annual Report, which includes the financial statements for the year ended December 31, 2002 and Management's Discussion and Analysis, the Management Proxy Circular containing details of the matters to be dealt with at the Meeting and the form of proxy are forwarded herewith.

Unitholders or holders of Voting Certificates unable to attend the Meeting in person are requested to complete, sign and return the accompanying form of proxy in the enclosed return envelope for use at the Meeting to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to 24 hours prior to the Meeting or any adjournment thereof or, in the alternative, may be deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

By order of the Trustees

TERENCE P. BADOUR
Secretary
Toronto, Ontario
March 7, 2003

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Legacy Hotels Real Estate Investment Trust (the "Trust") to be used at the Annual and Special Meeting of Unitholders of the Trust (the "Meeting") to be held in the Ontario Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario at 10:00 a.m. (Toronto time) on Thursday, April 24, 2003, and at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. The information contained herein is given as of March 7, 2003, and is in Canadian dollars unless otherwise indicated.

Unitholders or holders of Voting Certificates who are unable to attend the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy in the envelope provided to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to 24 hours prior to the Meeting, or any adjournment thereof, or to the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited by agents of the Trust. The cost of solicitation will be borne by the Trust. The Trust will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for any reasonable expenses incurred in sending proxy material to beneficial owners of Units or Voting Certificates and requesting authority to execute proxies.

APPOINTMENT OF PROXIES

The persons named in the form of proxy accompanying this Management Proxy Circular are Trustees of the Trust and will represent Unitholders and Voting Certificate holders at the Meeting. A Unitholder or Voting Certificate holder may appoint another person (who need not be a Unitholder or a Voting Certificate holder) to represent him or her at the Meeting by striking out the names of the persons named in the enclosed form of proxy and inserting the name of the other person to be appointed in the blank space provided or by completing another proper form of proxy. In either case, in order to be effective, the completed form of proxy must be delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to 24 hours prior to the Meeting, or any adjournment thereof, or with the Chairman of the Meeting at any time prior to the Commencement of the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

Proxies given by Unitholders or holders of Voting Certificates for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Unitholder, or by the Voting Certificate holder or by his or her attorney authorized in writing or, if the Unitholder or Voting Certificate holder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation, and returned to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

On any ballot that may be called for, the Units or Voting Certificates represented by properly executed proxies in favour of the persons named in the printed portion of the enclosed form of proxy will be voted for or withheld from voting as specified by the Unitholder or Voting Certificate holder in the proxy.

If no choice is specified with respect to any matter to be acted upon at the Meeting, the Units or Voting Certificates represented by such proxy will be voted FOR the resolution proposing amendments to the declaration of trust, FOR the election of the nominees for Independent Trustees named below and FOR the reappointment of PricewaterhouseCoopers LLP as auditors of the Trust and authorizing the Trustees to fix their remuneration.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments, if any, to matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. The Trustees of the Trust know of no such amendments or other matters to come before the Meeting.

VOTING OF UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust is an unincorporated closed-end trust governed by the laws of the Province of Alberta and created pursuant to a declaration of trust dated as of September 11, 1997, as amended and restated as of December 4, 2000 (the "Declaration of Trust"). As at March 7, 2003, 89,360,094 Units and 14,700,000 Voting Certificates are outstanding.

Each Unit and each Voting Certificate entitles its holder to one vote at meetings of Unitholders. All Unitholders and Voting Certificate holders of record at 5:00 p.m. (Toronto time) on March 17, 2003, the record date established for determining the Unitholders and Voting Certificate holders entitled to receive notice of and vote at the Meeting, or any adjournment thereof, will be entitled to vote either in person or by proxy.

To the knowledge of the Trustees, as at March 7, 2003, no person beneficially owns or exercises control or direction over Units or Voting Certificates carrying more than 10% of the voting rights attached to all Units and Voting Certificates except Fairmont Hotels & Resorts Inc. (which with FHR Holdings Inc., formerly Canadian Pacific Hotels & Resorts Inc. and FHR Real Estate Corporation, formerly Canadian Pacific Hotels Real Estate Corporation, are collectively referred to herein as "FHR") which holds 21,939,143 Units of the Trust, representing approximately 24.5% of the outstanding Units, and 14,700,000 Voting Certificates, representing 100% of the outstanding Voting Certificates, which together account for approximately 35.2% of the total votes entitled to be voted at the Meeting.

PROPOSED AMENDMENTS TO DECLARATION OF TRUST

The proposed amendments to the Declaration of Trust are to change the number of Trustees from a fixed number of seven to a minimum of five and a maximum of eight. This change will permit the number of Independent Trustees to be increased from four to five, as described below. Other proposed amendments to the Declaration of Trust are consequential to these proposed amendments.

Change in Number of Trustees

The Trustees are proposing that the Declaration of Trust be amended in order to change the number of Trustees from a fixed number of seven to a minimum of five and a maximum of eight, with the number of Trustees within that range to be determined by the Trustees. Until determined otherwise, the number of Trustees would continue to be seven. If the Trustees change the number of Trustees to eight, there will be five Independent Trustees. It is proposed that at the Meeting, four Independent Trustees be elected. The Trustees have determined that this range in the number of Trustees permits an increase in the number of Independent Trustees which will broaden the Board's scope of experience and breadth of expertise and allows for a decrease in the number of Trustees in the event FHR's entitlement to appoint Trustees is reduced or not exercised.

Requirement for Unitholder Approval

Under the terms of the Declaration of Trust, the Trust is required to obtain the approval of Unitholders for the amendments to the Declaration of Trust described in this Management Proxy Circular by a resolution passed by the holders of not less than 66⅔% of the Units represented at the Meeting.

Recommendation of Trustees

The Trustees have determined that the amendments proposed to the Declaration of Trust are in the best interests of the Trust and the Unitholders. The Trustees recommend that Unitholders vote in favour of the resolution in this regard, the full text of which resolution is set out in Schedule "B" to this Management Proxy Circular. This resolution requires the affirmative vote of 66⅔% of the votes cast by Unitholders who vote in person or by proxy on the resolution. Unless specified in the form of proxy that the Units represented by the form of proxy shall be voted against this resolution, the persons designated in the enclosed form of proxy intend to vote "FOR" the resolution.

ELECTION OF TRUSTEES

The Trust currently has seven Trustees. Pursuant to the Declaration of Trust, FHR and its affiliates are entitled to appoint three Trustees (the "Non-Independent Trustees"). Currently, FHR's appointees are William R. Fatt, Chris J. Cahill and M. Jerry Patava. The terms of office of Messrs. Cahill and Patava expire at the close of the Meeting. FHR has advised the Trust that it intends to appoint only two Non-Independent Trustees at this time, Mr. Fatt and Neil J. Labatte. The remaining Trustees (the "Independent Trustees") are to be elected at each Annual Meeting of Unitholders. Each Trustee elected at each Annual Meeting will serve as a Trustee of the Trust until the next Annual Meeting of Unitholders or until his or her successor is elected or appointed, subject to the provisions of the Declaration of Trust. FHR is not permitted to vote in the election of Independent Trustees so long as it is entitled to appoint Non-Independent Trustees.

Independent Trustees are nominated by the Nominating Committee and only individuals who have been recommended unanimously by the Nominating Committee can be candidates for election as Independent Trustees. If any of the nominees is not available to act as a Trustee, a substitute may be nominated. The persons proposed by the Nominating Committee for election as Independent Trustees are listed in the table which follows. These nominees, in the opinion of the Nominating Committee, are well-qualified to direct the Trust's activities for the ensuing year. Each nominee listed below has demonstrated his eligibility and willingness to serve as a Trustee. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the form of proxy will have the right to use their discretion in voting for a properly qualified substitute.

Name and municipality of residence	Principal Occupation and Employment	Trustee since	Units beneficially owned or over which control or direction is exercised[5]
BRYCE W. DOUGLAS[1],[3] Toronto, Ontario	Retired Deputy Chairman RBC Dominion Securities Inc. (investment dealer)	October 23, 1997	36,250
RICHARD A. GOLDSTEIN [2],[3],[4] Piermont, NY	Chief Executive Officer International Flavors & Fragrances Inc. (consumer products)	February 24, 1998	26,250
BRIAN F. MACNEILL[1],[3] Calgary, Alberta	Chairman Petro-Canada Inc. (integrated oil and gas company)	August 15, 2001	3,000
JOHN J. O'CONNOR[1],[2],[4] Montreal, Quebec	Senior Partner Ogilvy Renault (law firm)	October 23, 1997	27,250

The following are the Non-Independent Trustees to be appointed by FHR at the close of the Meeting:

Name and municipality of residence	Principal Occupation and Employment	Trustee since	Units beneficially owned or over which control or direction is exercised[5]
WILLIAM R. FATT[2],[3],[4] Toronto, Ontario	Chief Executive Officer Fairmont Hotels & Resorts Inc. (hotel management and investment company)	September 11, 1997	251,802
NEIL J. LABATTE Toronto, Ontario	President and Chief Executive Officer of the Trust	N/A	107,500

Notes:

1. Member of Audit Committee
2. Member of Compensation, Compliance and Governance Committee
3. Member of Investment Committee
4. Member of Nominating Committee
5. Includes vested Legacy unit options which are immediately exercisable

Bryce W. Douglas, corporate director, was Deputy Chairman, RBC Dominion Securities Inc. in excess of five years until he retired in October 2002. Up to October 1, 2001, William R. Fatt was also Executive Vice President of Canadian Pacific Limited (''CPL''). From 1990 to his appointment to FHR Holdings Inc., formerly known as Canadian Pacific Hotels & Resorts Inc. (''FHR Holdings''), Mr. Fatt had been Chief Financial Officer of CPL. In January 1998, he was appointed Chairman and Chief Executive Officer of FHR Holdings. Mr. Fatt was appointed Chief Executive Officer and a director of FHR on October 1, 2001. Richard A. Goldstein was appointed Chairman and Chief Executive Officer of International Flavors & Fragrances, Inc. in June 2000. From 1989 to June 2000, Mr. Goldstein was President and Chief Executive Officer of Unilever United States, Inc. Neil J. Labatte joined FHR Holdings in 1997 as Vice President Acquisitions, and in October 2001 he was appointed Senior Vice President, Real Estate of FHR. In July 1999, Mr. Labatte was appointed President and Chief Operating Officer of the Trust, and on March 7, 2003 he was also appointed Chief Executive Officer. Brian F. MacNeill has been Chairman of Petro-Canada Inc. since May 2001. From April 1990 to May 2001, Mr. MacNeill was President and Chief Executive Officer of Enbridge Inc. John J. O'Connor has been a senior partner of Ogilvy Renault in excess of five years from the date hereof.

MANAGEMENT OF THE TRUST

The Trust entered into an Advisory Agreement as of November 10, 1997 with Canadian Pacific Hotels Management Corporation (''CPHMC''), an affiliate of FHR. Pursuant to the Advisory Agreement, as amended, CPHMC provides or arranges for the provision of administrative, financial accounting and investor relations services to the Trust and provides advice on the real property investments and financial policies of the Trust, subject to the control and direction of the Trustees. CPHMC also presents investment opportunities to the Trustees, pursuant to a Strategic Alliance Agreement, dated as of November 10, 1997, as amended, between the Trust, Legacy Hotels Corporation, FHR Real Estate Corporation (''Fairmont Real Estate'') and CPHMC. In addition, CPHMC provides advice and assistance on due diligence and the completion of transactions. CPHMC charged a total of $7,152,292 for services provided under the Advisory Agreement and the Strategic Alliance Agreement for the period ended December 31, 2002. As a result of a corporate reorganization effective June 14, 1999, Fairmont Real Estate transferred and assigned its interest in the Advisory Agreement to an affiliate, Fairmont Hotels Inc. (''Fairmont''). Delta Hotels Limited (''Delta''), another affiliate of FHR entered into an agreement dated as of November 4, 1998 to provide services to CPHMC (the ''Delta Services Agreement'').

The Trustees have approved changes which will internalize certain management functions. Neil J. Labatte has been appointed Chief Executive Officer of the Trust, effective as of March 7, 2003. His principal occupation will be President and Chief Executive Officer of the Trust, and he continues to hold the office of Senior Vice President, Real Estate of FHR. Given the growth of the assets and revenues of the Trust since its inception in 1997, the Trustees have also determined that the appointment of a full-time Chief Financial Officer is warranted. An executive search is underway.

The Trust has also entered into hotel management agreements with CPHMC. Pursuant to the hotel management agreements, CPHMC manages and operates, on behalf of the Trust, 15 hotels owned by the Trust. Seven of these hotels are managed under the name and as part of the Fairmont collection of full service luxury hotels across Canada. One hotel is managed under the Sheraton brand. Seven hotels are managed under the Delta brand. For the period ended December 31, 2002, CPHMC was paid management fees in the amount of $16,212,263 pursuant to these hotel management agreements.

Delta has entered into separate management agreements with a subsidiary of the Trust in respect of the Delta Barrington, Delta Toronto East, the Four Points Hotel Toronto Airport and the Delta Winnipeg. Delta was paid management fees in the amount of $2,086,092 in respect of these four hotels for the year ended December 31, 2002.

Fairmont has separate management agreements with respect to The Fairmont Winnipeg, The Fairmont Empress, Fairmont Le Chateau Frontenac and The Fairmont Washington, D.C., which it manages on behalf of a subsidiary of the Trust. Fairmont was paid management fees in the amount of $5,007,349 in respect of these hotels for the year ended December 31, 2002.

The address of each of CPHMC, FHR, Fairmont Real Estate and Fairmont is Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7. Delta's address is Canadian Pacific Tower, 100 Wellington Street West, Suite 1200, TD Centre, P.O. Box 227, Toronto, Ontario, M5K 1J3.

REMUNERATION OF OFFICERS AND TRUSTEES

A person who is a director or employee of, or is otherwise affiliated with CPHMC or its affiliates does not receive any salary or other cash compensation from the Trust for serving as a Trustee, officer or employee of the Trust. The Trust currently has three Trustees who are also executive officers of the Trust and officers of at least one of CPHMC, FHR, Fairmont Real Estate, Fairmont and Delta, and none of them has received any cash compensation in their capacities as Trustees and officers of the Trust.

In 2002, each Trustee who was not associated with CPHMC or its affiliates received remuneration of $20,000 per year as Trustee, plus $1,000 per meeting attended. The Chairman of the Board of Trustees receives an additional $10,000 per year. The total compensation paid by the Trust to individuals acting as Trustees for the fiscal year ended December 31, 2002 was $149,000.

OPTIONS GRANTED

The Unit Option Plan of the Trust is intended to develop and align the interests of the officers and Trustees of the Trust and the officers and directors of its affiliates in the growth and development of the Trust and to provide a compensation mechanism for persons who provide a service to the Trust on an ongoing basis. Options granted to Independent Trustees and directors of subsidiaries of the Trust are exercisable as to one-half on the second anniversary of the date of grant and as to the remaining one-half on the third anniversary of the date of grant. Options granted prior to December 17, 1998 to officers of FHR became exercisable as to one-third at the same rate as those of the Independent Trustees, as to one-third when CPH&R's 1998 Business Plan was achieved and as to the remaining one-third upon the achievement of its three-year Strategic Plan. The options granted on each of December 17, 1998, December 17, 1999 and December 14, 2000 are exercisable as to one-half on the second anniversary of the date of grant and as to the remaining one-half on the third anniversary of the date of grant. The options are exercisable at not less than the market price of the Units at the date of grant. Options expire after ten years.

As disclosed in the prospectus for the initial public offering of Units, 50% of the total number of Units reserved for issuance under the Unit Option Plan were allocated for a grant to FHR. On December 17, 1999, the Trust issued a grant of options for 2,962,224 Units, being 50% of the Units available under the Unit Option Plan to FHR. These options expire on November 10, 2007, are immediately vested and are exercisable at the price of $9.80 per Unit, being the market price of the Units on November 10, 1997.

During the year ended December 31, 2002, no Unit options were granted.

TRUSTEES', DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Trust carries on its own behalf, and on behalf of its subsidiaries, a directors', Trustees' and officers' liability insurance policy. This policy has an aggregate coverage limit of $25,000,000 in each policy year, subject to a deductible of $250,000 in cases where a director, Trustee or officer is reimbursed by the Trust or a subsidiary for any loss covered by the policy. The approximate amount of the premium, including corporate reimbursement coverage, paid by the Trust in 2002 in respect of its Trustees/directors as a group and its officers as a group was $129,275 and $25,855, respectively. The aggregate amount of the premium paid by the Trustees/directors and officers of the Trust in respect of the year 2002 was approximately $125 and $17, respectively.

APPOINTMENT OF AUDITORS

The Trustees recommend that PricewaterhouseCoopers LLP, Chartered Accountants, be reappointed as the Trust's auditors to hold office until the close of the next annual meeting of Unitholders and that the Trustees be authorized to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of the Trust since its inception on November 10, 1997. **The appointment of auditors shall be decided by a simple majority of votes cast by Unitholders and Voting Certificate holders at the Meeting. As noted above, the persons named in the enclosed form of proxy shall vote the Units and Voting Certificates represented by the proxy in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of the Trust to hold office until the close of the next Annual Meeting of Unitholders and authorizing the Trustees to fix their remuneration.**

The aggregate fees billed by PricewaterhouseCoopers LLP for audit and audit-related services provided to the Trust for the 2002 fiscal year were approximately $372,275, which included fees of $206,000 for audit services, and $166,275 for fees related to other services. For non-audit services, fees billed in 2002 were approximately $481,775.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

CORPORATE GOVERNANCE

The Trust's board of Trustees and members of its management consider good corporate governance to be central to the effective and efficient operation of the Trust. The Trust's "Statement of Corporate Governance Practices" is attached as Schedule "A" to this Management Proxy Circular. It has been approved by the Compensation, Compliance and Governance Committee of the board and by the board as a whole.

OTHER MATTERS

Unitholders or holders of Voting Certificates must submit any proposals for consideration at the next annual meeting by December 8, 2003.

APPROVAL OF TRUSTEES

The contents and distribution of this Management Proxy Circular to each Unitholder and Voting Certificate holder entitled to receive notice of the Annual Meeting and to the Auditors of the Trust have been approved by the Trustees of the Trust.

March 7, 2003

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

TERENCE P. BADOUR, Secretary

The Trust will provide to any person (without charge to Unitholders or Voting Certificate holders) upon request to the Secretary, Legacy Hotels Real Estate Investment Trust, Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7, a copy of:

- the latest Annual Information Form of the Trust filed with the securities commissions or similar authorities in Canada;
- this Management Proxy Circular; and
- any interim report to Unitholders containing unaudited consolidated financial statements of the Trust issued after December 31, 2002.

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Reporting issuers listed on the Toronto Stock Exchange ("TSX") are required to describe their practices of corporate governance with reference to the non-compulsory guidelines adopted by the TSX. A description of the Trust's governance practices follow:

Guideline 1 — the board should explicitly assume responsibility for stewardship of the corporation

The board supervises the management of the Trust's businesses with a view to enhancing Unitholder value. It delegates to management the authority and responsibility for day-to-day affairs.

Guideline 1(a) — the board should specifically assume responsibility for the adoption of a strategic planning process

The board reviews and discusses an annual business plan and strategies developed by management. At least one board meeting a year is specifically set aside for a review of the strategic plan during which the board reviews and discusses strategies developed by management. The Trust's general strategies and their implementation are discussed regularly at meetings of the board.

Guideline 1(b) — the board should specifically assume responsibility for the identification of principal business risks, and implementation of risk management systems

The board, through the Audit Committee, monitors systems that have been put in place to address risks identified by the Trust and periodically reviews reports by management, the external auditors and internal auditors in respect of those risks.

Guideline 1(c) — the board should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management

The Compensation, Compliance and Governance Committee reviews, reports and, where appropriate, provides recommendations to the board in respect of officers, existing management resources and succession plans for officers.

Guideline 1(d) — the board should specifically assume responsibility for communications policy

It is a policy of the Trust to comply with all applicable requirements concerning public disclosure.

The board has adopted a disclosure policy and has appointed a disclosure committee comprised of management of the Trust to monitor public disclosure and ensure compliance with all applicable requirements.

Material disclosure documents such as the annual report, management's discussion and analysis, the proxy circular, the annual information form and quarterly financial statements are reviewed and, where required, approved by the board or one of its Committees, in each case before they are distributed.

The Trust's investor relations personnel are required to make ongoing disclosure and to respond to inquiries from Unitholders and other stakeholders with the review, as appropriate, by the disclosure committee and the board. The Trust's investor relations personnel are available to Unitholders by telephone and fax and the Trust maintains an investor relations website at www.legacyhotels.ca.

Quarterly earnings conference calls are broadcast live over the Internet and are accessible on a live and recorded basis by telephone. Presentations at investor conferences are promptly made available on the Internet or via telephone.

Guideline 1(e) — the board should specifically assume responsibility for the integrity of internal control and management information systems

The board, through the Audit Committee, oversees the integrity of the Trust's internal control and management information systems. See Guideline 13.

Guideline 2 — a majority of trustees should be "unrelated" (independent from management and free from conflicts of interest)

Currently, the Declaration of Trust provides that the board comprise seven Trustees, a majority of whom must be Independent Trustees. The proposed Independent Trustees are unrelated to FHR, Fairmont, Delta, Fairmont Real Estate or CPHMC. If the proposed amendments to the Declaration of Trust described in this management proxy circular are approved, five out of a maximum of eight Trustees will be Independent Trustees.

Guideline 3 — disclose for each trustee whether he or she is unrelated, and how that conclusion was reached

Related:

- William R. Fatt is Chief Executive Officer of FHR; and
- Neil J. Labatte is President and Chief Executive Officer of the Trust.

Unrelated: The remainder of the Trustees have not:

- worked for the Trust or its affiliates;
- had significant business or other relationship with the Trust or its affiliates; and
- received remuneration from the Trust in excess of Trustee's fees.

Proposed Trustees are:

Bryce W. Douglas, William R. Fatt, Richard A. Goldstein, Neil J. Labatte, Brian F. MacNeill and John J. O'Connor.

Guideline 4 — appoint a committee of outside trustees responsible for appointment of new nominees and ongoing assessment of trustees

The Declaration of Trust provides for the establishment of a Nominating Committee of the board of Trustees. The mandate of the Nominating Committee includes:

- reviewing size, composition and profile of the board;
- recommending candidates for election to the board;
- reviewing, on an annual basis, credentials of nominees for re-election; and
- recommending candidates for filling vacancies on the board.

A majority of the members of the Nominating Committee are non-management and unrelated.

Guideline 5 — implement a committee process for assessing the effectiveness of the board, its committees and the contribution of individual trustees

The Declaration of Trust provides for the establishment of a Compensation, Compliance and Governance Committee of the board of Trustees. The mandate of the Compensation, Compliance and Governance Committee includes:

- assessing the effectiveness of the board as a whole and making recommendations to improve the board's effectiveness;
- reviewing the performance of the board and, to the extent deemed necessary by the Committee, the performance of individual Trustees; and
- reviewing the composition of the various committees of the board and making recommendations to the board.

The board has adopted a charter prescribing governance policies and procedures that include regular evaluations of the performance of the board and the Trustees.

Guideline 6 — provide orientation and education programs for new recruits to the board

Presentations are made regularly to the board on different aspects of the Trust's business and operations and the industry.

Guideline 7 — examine size of board, with a view to improving effective decision-making and, if appropriate, undertake a program to reduce the number of trustees

The Declaration of Trust currently specifies that the board comprise seven Trustees, a majority of whom must be Independent Trustees. It has been proposed that the Declaration of Trust be amended so that board will be comprised

of a minimum of five and a maximum of eight Trustees. This change to size of the board will allow for flexibility in determining the optimum size of the board, and for effective and efficient decision making.

Guideline 8 — review adequacy and form of compensation of trustees to ensure compensation reflects risks and responsibilities

The Compensation, Compliance and Governance Committee reviews and recommends to the board the remuneration of the Independent Trustees. In determining Trustees' remuneration, the Committee considers, among other factors, time commitment, compensation provided by comparable public entities, risks and responsibilities.

Guideline 9(a) — committees should generally be composed of outside trustees, a majority of which are unrelated

The Declaration of Trust and the Terms of Reference of the Committees of the Board require that a majority of the members on each of the board committees be Independent Trustees except the Audit Committee which is entirely composed of Independent Trustees and unrelated members.

Guideline 9(b) — describe the responsibilities of the Committees of the Board

Audit Committee — responsibilities are described under Guideline 13.

Compensation, Compliance and Governance Committee — in addition to the responsibilities described under Guidelines 5, 8 and 10, the Declaration of Trust and the Terms of Reference for the Compensation, Compliance and Governance Committee provide that it shall recommend to the board the appointment of senior management of the Trust, and be responsible for their remuneration and succession, including the assessment of performance and compensation of the Chief Executive Officer.

Investment Committee — responsibilities are to review all proposals regarding investments, approve or reject proposed acquisitions and dispositions of investments by the Trust, authorize proposed transactions on behalf of the Trust and approve all borrowings and the assumption or granting of any mortgage or other security interest in real property.

Nominating Committee — responsibilities are described under Guideline 4.

The board does not have an executive committee.

Guideline 10 — appoint a committee responsible for developing an approach to corporate governance issues

The mandate of the Compensation, Compliance and Governance Committee includes responsibility for the board's approach to corporate governance issues.

Guideline 11(a) — define limits to management's responsibilities by developing position descriptions for:

(i) the board

The Declaration of Trust provides that the board has full, absolute and exclusive power, control and authority over the Trust's assets and over the affairs of the Trust and may do anything that in their sole judgment and discretion they consider necessary, incidental to or desirable for the purposes of the Trust or for conducting the affairs of the Trust. The Board of Trustees has adopted policies on board governance matters including position descriptions for Trustees and a board of Trustees' charter.

(ii) the Chief Executive Officer (''CEO'')

The CEO's objectives are discussed with the board from time to time. These objectives include the general mandate to manage the Trust and its businesses, and to maximize Unitholder value. In addition, the board has authorized the CEO to approve the commitment of funds for any budgeted or otherwise approved transaction and has authorized the CEO to delegate authority to other officers to commit the Trust within limits set out in the approved budget.

Guideline 11(b) — the board should approve or develop corporate objectives which the CEO is responsible for meeting

The board determines the objectives of the CEO and reviews the corporate targets for which the CEO has responsibility.

Guideline 12 — establish procedures to enable the board to function independently of management

The board meets on a regular basis with the CEO and without other management present, and it meets from time to time without the CEO.

The board acts in a supervisory role and expects management to:

- present a comprehensive annual budget and report on the Trust's financial performance against the annual budget;
- report regularly on the Trust's business and affairs, and on any matters of material consequence for the Trust and its Unitholders; and
- maintain an ongoing review of the Trust's strategies and their implementation in light of evolving conditions.

The Declaration of Trust contains certain provisions requiring the approval of Independent Trustees of related party transactions and certain fundamental matters.

Guideline 13 — establish an audit committee composed only of outside trustees with specifically defined roles and responsibilities

The Declaration of Trust and the Audit Committee Terms of Reference require that the Trustees appoint an audit committee to consist of not less than three Trustees, all of whom being Independent Trustees and at least one of which shall have accounting or related financial management experience. The Declaration of Trust and the Audit Committee Terms of Reference prescribe the mandate of the Audit Committee which includes:

- reviewing the Trust's financial reporting in connection with the annual audit and the preparation of financial statements and management's discussion and analysis thereof;
- reviewing the Trust's financial policies and procedures;
- reviewing audit plans of the internal and external auditors;
- meeting with the internal and external auditors independently of management;
- reviewing policies and procedures for managing principal risks; and
- reviewing internal control procedures.

Guideline 14 — implement a system to enable individual trustees to engage outside advisors at the Trust's expense

The Declaration of Trust and board written policies provide the power and authority to the Trustees to engage outside advisors at the expense of the Trust.

SCHEDULE "B"

TEXT OF SPECIAL RESOLUTION OF UNITHOLDERS AND HOLDERS OF VOTING CERTIFICATES AMENDING THE DECLARATION OF TRUST

RESOLVED that as a Special Resolution of the Unitholders and holders of Voting Certificates of the Trust that the Declaration of Trust dated as of September 11, 1997, as amended and restated as of December 4, 2000, be amended as follows:

1. Section 5.01 be deleted and replaced with the following: "There shall be a minimum of five and a maximum of eight Trustees, provided that the number of Trustees shall be seven until the Trustees determine otherwise. The number of Trustees within the minimum and maximum number set out in this Section 5.01 may be determined from time to time by resolution of the Trustees provided, however, that the number so determined shall include such number, if any, of Non-Independent Trustees as are then entitled to be appointed pursuant to Section 5.03, and provided further that at all times when Non-Independent Trustees are entitled to be appointed pursuant to Section 5.03, a majority of Trustees shall be Independent Trustees. Notwithstanding the foregoing, if at any time a majority of the Trustees are not Independent Trustees because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any Trustee who was an Independent Trustee, the requirement that there be a majority of Independent Trustees, if it is then applicable, shall not apply for a period of 90 days thereafter, during which time the remaining Trustees shall appoint a sufficient number of Independent Trustees to comply with this requirement.";

2. Section 5.09 be amended by deleting the second paragraph thereof and replacing that paragraph with the following: "A quorum of Trustees may fill any vacancy or vacancies among the Independent Trustees including any vacancy or vacancies resulting from an increase in the number of Trustees within the range set out in Section 5.01. If there is not a quorum of Trustees, the Trustees then in office shall forthwith call a special meeting of Unitholders to fill the vacancy or vacancies and, if they fail to call a meeting or if there are no Trustees then in office, the meeting may be called by any Unitholder. Any vacancy or vacancies among the Non-Independent Trustees shall be filled by an appointment as provided in Section 5.03. An Independent Trustee appointed to fill a vacancy shall hold office until the close of the next annual meeting of Unitholders."; and

3. Section 5.20 be amended by adding ", at least one of whom is a Non-Independent Trustee as long as one or more trustees are appointed pursuant to Section 5.03" before the colon, and by deleting the words "of the seven" from the second-last line thereof.

Management's discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements and notes, which begin on page 25. The consolidated financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements and MD&A are presented in Canadian dollars unless otherwise stated.

The MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. A detailed description of these factors can be found in the section contained herein entitled "Risks and Uncertainties". Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE


Legacy Hotels Real Estate Investment Trust
Legacy EF Inc.
Legacy Hotels Corporation
Eau Claire Hotel Operating Trust
LHC Holdings (U.S.) Corporation

OVERVIEW OF OPERATIONS

Legacy's portfolio is comprised of 22 luxury and first-class hotels and resorts in Canada and one in Washington, D.C., consisting of over 10,000 guestrooms. Legacy's properties cater to an increasingly international customer base, attracting both business and leisure guests. The properties offer unique experiences, both in quality of service and through luxury and first-class accommodations and facilities.

Approximately 62% of gross revenue is generated from room occupancy and 32% is generated from food and beverage services. Other revenue streams such as retail operations, spa facilities, parking and laundry contribute the remainder of revenues earned by the properties. Legacy's direct operating expenses include labour, room expenses, food and beverage costs, property operations and maintenance, administration, advertising and utilities.

Legacy's portfolio is well-diversified with strength in both the leisure and business markets as well as the group and individual segments. As such, Legacy's performance is not dependent on any one of these segments. The addition of a U.S. hotel and leisure-oriented properties to Legacy's portfolio further diversifies the revenue base. These properties have a large U.S. and international clientele and therefore tend to realize higher room rates than their Canadian city centre counterparts.

REVENUE MIX


Individual
26%
27%
Individual
11%
Group
36%
Group
Business
Leisure

Legacy's objective is to provide stable and growing distributions to its unitholders while increasing unitholder value over the long term. Management intends to achieve this goal by associating its properties with well respected brands and growing its portfolio with the acquisition of high quality properties with stabilized cash flows. Hotel supply growth is expected to remain low over the next few years, which should help Legacy to maintain its operating performance and capitalize on a U.S. economic recovery.

BRANDING

Legacy's branding strategy consists of using recognizable brands to add to the prestige and performance of its properties. To this end, virtually all of its properties carry the brand names of Fairmont Hotels Inc. ("Fairmont") or Delta Hotels Limited ("Delta"). Other brands will also be used when management believes they best reflect the attributes of the property.

As at December 31, 2002, Fairmont managed Legacy's 11 luxury hotel properties, which contributed approximately 70% of Legacy's revenues. Fairmont manages a total of 41 luxury city centre and resort hotels including landmark properties such as The Fairmont San Francisco and The Fairmont Banff Springs. Legacy's association with Fairmont-branded properties in Canada, the U.S., Mexico, Bermuda, Barbados and the United Arab Emirates enhances its revenue opportunities through a consistent brand message and increased international recognition. Given Fairmont's guest base and the services its hotels offer, these luxury properties are able to command high room rates.

Delta manages 11 of Legacy's first-class hotels. Delta is Canada's largest first-class hotel management company. It presently manages and franchises 39 first-class urban and resort properties across Canada. Over the past several years, the quality of the Delta portfolio has improved through the addition of new contracts on full-service resorts as well as extensive renovation programs at its existing managed hotels.

Both the Fairmont and Delta brands provide Legacy with a platform for potential earnings growth and continued expansion through acquisitions of luxury and first-class properties in Canada and internationally.

Legacy has retained the Sheraton brand name on the recently acquired Sheraton Suites Calgary Eau Claire which was recently awarded the prestigious Starwood Select Best in Brand in North America for 2001, with the highest guest satisfaction score amongst Sheraton hotels. This hotel is viewed by many as being the leading first-class hotel in Calgary. This property operates under a franchise agreement with Fairmont providing management services.

Early in 2003, Legacy began a renovation program at the Four Points Hotel Toronto Airport, which will be re-branded as the Delta Toronto Airport West in March 2003. It is anticipated that these changes will enhance operating results through cost savings and improved revenue opportunities.

GROWTH

Legacy's main opportunity for growth is through the acquisition of high-quality properties with stable cash flows. Through such acquisitions, Legacy is able to further diversify its portfolio thereby reducing the variability of cash flows and earnings. New acquisitions will also allow Legacy to further mitigate the impact of business cycle fluctuations through a diverse geographical mix. Legacy's growth strategy is supported by its strategic alliance agreement with Fairmont Hotels & Resorts Inc. ("FHR"), its largest unitholder with an approximate 35% interest. Under this agreement, Legacy will receive the opportunity to participate in the acquisition of business and resort hotels. Additionally, Legacy is provided with a right of first offer in connection with any business or resort hotel that FHR is proposing to sell in Canada.

Legacy is also investing capital in selected profit-enhancing projects to improve operating performance at its hotels. By identifying and pursuing such opportunities, Legacy will strive to increase profit margins and cash flow from operations while improving the overall guest experience.

SIGNIFICANT ACQUISITIONS

In December 2002, Legacy acquired the Monarch Hotel in Washington, D.C. This transaction represented Legacy's first acquisition outside Canada and provided Legacy with additional geographical diversification. Ongoing economic weakness in the United States will have limited impact on our Washington property given that Legacy will receive additional cash flow support from Fairmont during the first three years of the new management agreement. In 2003, Legacy will invest in this property to complete guestroom renovations and add Fairmont Gold, Fairmont's *'hotel within a hotel.'*

In July 2002, Legacy acquired the Sheraton Suites Calgary Eau Claire, in Calgary, Alberta. This all-suite property is considered to be the leading, first-class property in the Calgary market and complementary to Legacy's luxury hotel in Calgary, The Fairmont Palliser.

In early 2001, The Fairmont Empress and Fairmont Le Château Frontenac were acquired from FHR. These two leisure-oriented properties allowed Legacy to expand into two major Canadian markets. Both properties attract a high percentage of leisure travellers, which further diversified Legacy's revenue mix.

RESULTS OF OPERATIONS

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Despite a challenging year, Legacy's geographical diversity and balanced customer mix helped it to realize solid operating results in 2002. Also, Legacy's revenue mix of leisure and business travel helped to minimize the impact of prolonged weakness in business travel. Legacy also benefited from its well-diversified Canadian portfolio, given the country's strong economy and the perception that Canada is a safe travel destination.

REVENUES



670
620
570
01
02
The Fairmont Washington, D.C. (December 2002)
The Fairmont Empress and Fairmont Le Château Frontenac (January 2002)
Sheraton Suites Calgary Eau Claire (July 2002 to December 2002)
Balance of the Portfolio

Legacy reported revenues of $647.6 million in 2002, up $40.8 million or 6.7% from $606.8 million in 2001. Recent acquisitions of the Sheraton Suites Calgary Eau Claire and The Fairmont Washington, D.C. and the full-year impact of The Fairmont Empress and Fairmont Le Château Frontenac contributed $18.1 million of this increase. Strong year-over-year results throughout the portfolio, particularly in the third quarter, contributed $22.7 million or 55.6% of the increase.

OPERATING STATISTICS

	2002	2001
RevPAR	$ **116.18**	$ 112.40
ADR	$ **168.70**	$ 166.07
Occupancy	**68.9%**	67.7%

RevPAR is defined as revenue per available room

ADR is defined as average daily rate

Operating statistics are based on the portfolio of properties as at December 31, 2002, as if owned for the entire periods presented.

RevPAR for the portfolio increased 3.4% to $116.18 in 2002 compared with $112.40 in 2001, resulting from a 1.2 point increase in occupancy and a 1.6% increase in ADR. At the Fairmont managed properties, RevPAR was $131.95 compared with $128.80 in 2001 due to a 1.5 point increase in occupancy. At the Delta managed properties, RevPAR was $87.26 up from $82.33 in 2001 due to a 5.0% increase in ADR. Management considers RevPAR, ADR and occupancy to be meaningful indicators of hotel operations, however, readers are cautioned that they are not defined measures of operating performance under GAAP. Legacy's calculation of RevPAR, ADR and occupancy may be different than those used by other lodging entities.

REVPAR


140
100
60
Delta
Fairmont
Total Portfolio
2001
2002

In 2002, properties in the province of Quebec experienced the largest RevPAR growth in the portfolio. The re-opening of the Palais de Congrès (convention centre) in Montreal in April 2002 led to a substantial increase in group business at the Delta Centre-Ville given its close proximity to the convention centre. This led to a RevPAR increase of 11.5% over 2001. In Quebec City, Fairmont Le Château Frontenac continues to show exceptional results with a year-over-year RevPAR improvements of 10.4%. The property is benefiting from its aggressive room rate strategy and a shift in its customer base as more U.S. travellers choose Quebec as a safe, clean vacation destination within driving distance.

The Fairmont Palliser and the Delta Calgary Airport both experienced RevPAR growth with year-over-year increases of 9.5% and 10.2%, respectively. Properties in and around Calgary benefited from a strong Alberta economy as well as from the G8 Summit held near Calgary this summer, which drew a large number of security and media personnel into the city.

The Vancouver market appears to have absorbed the substantial supply growth of recent years. RevPAR at The Fairmont Hotel Vancouver and The Fairmont Waterfront increased 1.0% and 5.8%, respectively.

The Fairmont Royal York produced a 2.1% increase in RevPAR largely due to stronger performance in September 2002 versus the prior year. The Delta Toronto East and the Four Points Hotel Toronto Airport performed at a level comparable to that of 2001. The Ottawa properties continued to struggle with decreases in RevPAR of 3.2% and 5.2% at The Fairmont Château Laurier and the Delta Ottawa Hotel and Suites, respectively. These properties suffered from mild winter temperatures, which reduced the scale of the 2002 Winterlude festivities. The Delta Ottawa Hotel and Suites also continues to struggle with weak demand due to the impact of layoffs and cutbacks at local high-tech companies. New supply in late 2001 also impacted 2002 performance.

Operating expenses increased to $428.0 million from $402.5 million in 2001. Additional operating costs of $10.0 million were incurred following the acquisitions of the Sheraton Suites Calgary Eau Claire and The Fairmont Washington, D.C. Results were also impacted by the inclusion of The Fairmont Empress and Fairmont Le Château Frontenac for the entire year which, combined, added $4.0 million in operating expenses. The balance of the increase resulted from the increased occupancy throughout the portfolio.

OPERATING EXPENSES


440
410
380
01
02
The Fairmont Washington, D.C. (December 2002)
The Fairmont Empress and Fairmont Le Château Frontenac (January 2002)
Sheraton Suites Calgary Eau Claire (July 2002 to December 2002)
Balance of the Portfolio

Gross operating profit increased to $219.6 million from $204.2 million in 2001. Gross operating margin, defined as gross operating profit as a percentage of revenues, increased to 33.9% in 2002 from 33.7% in 2001. Operating expenses include many variable costs, which vary with fluctuations in occupancy. As operations return to more normal levels over the long-term, costs become easier to manage, leading to improving operating margins.

Hotel management fees, both base and incentive, represented approximately 3.6% of revenues during 2002 compared to 3.4% in 2001. Base management fees increased proportionately with revenues while incentive fees increased as a result of improved performance at key properties.

Property taxes, rent and insurance increased by 16.2% to $50.3 million from $43.2 million in 2001. The January 2002 results for The Fairmont Empress and Fairmont Le Château Frontenac and the acquisitions of the Sheraton Suites Calgary Eau Claire and The Fairmont Washington, D.C. account for approximately $2.2 million of the year-over-year increase. The balance relates to insurance premiums, some of which more than doubled, and higher property tax assessments on many hotels. It is expected that property tax increases will not be as high over the next few years. Several property tax assessments are currently under appeal. The outcome of these appeals, with respect to both the amounts and the timing, is currently unknown. Legacy cannot predict the impact of future insurance rate increases.

Hotel EBITDA, defined as income before interest, taxes, amortization, advisory fees and other income and expenses, increased by $5.8 million or 4.1% to $146.0 million as compared to $140.2 million in 2001. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under GAAP. Legacy's calculation of hotel EBITDA may differ from the calculations used by other entities. Hotel EBITDA margin, defined as hotel EBITDA as a percentage of gross revenues, decreased to 22.5% from 23.1%. Operating margins are weaker as a result of large increases in fixed costs such as insurance and property taxes.

The net hotel EBITDA contribution from our portfolio growth through the year was minimal. The positive impact of the Sheraton Suites Calgary Eau Claire was offset by the inclusion of January earnings at The Fairmont Empress and Fairmont Le Château Frontenac and December earnings at The Fairmont Washington, D.C. These months are historically weak earning periods at these hotels and contributed negatively to hotel EBITDA in 2002.

Hotel EBITDA for the Delta Centre-Ville improved by $1.6 million in 2002 due to an increase in group travel caused by the re-opening of the Palais de Congrès. Improved results at Fairmont Le Château Frontenac contributed an additional $2.0 million. The balance of the increase in hotel EBITDA during the year is consistent with revenue improvements throughout the portfolio.

OTHER ITEMS

Amortization

In 2002, amortization was $36.1 million compared to $30.8 million in 2001. This increase is consistent with recent acquisition activity and higher capital spending in 2001, primarily at the two Winnipeg properties and The Fairmont Empress.

Interest Expense, Net

Interest expense of $48.6 million was up from $45.3 million in 2001. The increase is due to the full-year inclusion of the mortgages secured by The Fairmont Empress, Fairmont Le Château Frontenac and The Fairmont Royal York. These increases were partially offset by reduced interest expense resulting from the repurchase of debentures and increased interest revenue generated during the year.

Income Tax Expense (Recovery)

Current income tax expense represents large corporation taxes payable by subsidiary companies. The future tax recovery was $4.3 million in 2002 compared to $1.5 million in 2001. These recoveries were generated by subsidiary corporations of Legacy and will ultimately be passed on to unitholders through a reduction in the taxable portion of distributions.

Net Income

Net income for the year was $55.1 million, up $1.4 million or 2.6% from $53.7 million in 2001. Net income per unit and diluted net income per unit decreased to $0.50 from $0.66 in 2001 as a result of additional units issued throughout the year and due to the interest of the unsecured subordinated convertible debentures (the "Convertible Debentures"), which are accounted for as a priority distribution of net income.

QUARTERLY RESULTS

2002

(in millions of Canadian dollars, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Total revenues	$ 116.0	$ 177.2	$ 194.1	$ 160.3	$ 647.6
Hotel EBITDA	8.1	49.2	61.2	27.5	146.0
Net income (loss)	(15.6)	25.6	37.5	7.6	55.1
Distributable income (loss)	(13.0)	23.9	38.1	1.9	50.9
Net income (loss) per unit	(0.21)	0.27	0.40	0.04	0.50
Diluted net income (loss) per unit	(0.21)	0.25	0.37	0.04	0.50
Distributable income (loss) per unit	(0.16)	0.28	0.45	0.02	0.57
Diluted distributable income (loss) per unit	(0.16)	0.26	0.40	0.02	0.57
Distributions per unit	0.185	0.185	0.185	0.185	0.740

2001

(in millions of Canadian dollars, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Total revenues	$ 117.7	$ 170.3	$ 175.1	$ 143.7	$ 606.8
Hotel EBITDA	11.3	45.7	55.7	27.5	140.2
Net income (loss)	(8.5)	22.9	31.0	8.3	53.7
Distributable income (loss)	(5.6)	24.3	31.9	13.3	63.9
Net income (loss) and diluted net income (loss) per unit	(0.11)	0.28	0.38	0.10	0.66
Distributable income (loss) and diluted distributable income (loss) per unit	(0.07)	0.29	0.39	0.16	0.77
Distributions per unit	0.250	0.250	0.185	0.185	0.870

Due to the seasonal nature of the Legacy's operations, results are not consistent throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations. Legacy believes that quarter-to-quarter comparisons of its results of past operations are not necessarily meaningful and should not be relied upon as any indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

Legacy generally uses cash from operations, debt facilities and equity financing to make acquisitions of individual hotels, to fund hotel and resort capital improvements and operating requirements and pay quarterly distributions. Cash and cash equivalents on hand at December 31, 2002 totalled $46.2 million, an increase of $31.5 million from 2001.

Legacy has several sources of funding available to it as outlined below:

Cash from operations

Legacy's operations typically generate cash flows that are used to fund upgrade capital expenditures, debt service, distributions to its unitholders and the cost of other profit-enhancing projects.

Lines of credit

Legacy has available to it lines of credit with major banking institutions to finance temporary shortfalls in cash resulting from business seasonality and the timing of large profit-enhancing projects. Such credit facilities may also be used to provide short-term bridge financing in the event of an acquisition.

Legacy has two unsecured credit facilities totalling $130 million, comprised of a $30 million revolving operating credit facility, designed to provide financing for the operations and a $100 million revolving acquisition credit facility, designed to provide financing for acquisitions and other capital investments. As at December 31, 2002, there were no amounts drawn under these facilities.

Issuing additional equity securities

Legacy is listed on the Toronto Stock Exchange giving Legacy the ability to raise, subject to market conditions, additional equity through the issuance of additional units or other equity instruments. Additional equity, when issued, is most often used to finance an acquisition or to repay debt.

Issuing long-term debt

Legacy also has the ability to raise funds by mortgaging its properties or by issuing other traditional debt securities. Legacy would typically use long-term debt financing to refinance existing debt or to finance acquisitions. The choice of debt instrument used would be a function of market conditions.

CONTRACTUAL COMMITMENTS

	Commitment Expiration per Period				
(in millions of Canadian dollars)	Total	<1 Year	1–3 Years	4–5 Years	After 5 Years
Standby letters of credit	$ 0.2	$ 0.2	–	–	–
Total	$ 0.2	$ 0.2	–	–	–

At December 31, 2002, Legacy's primary contractual obligations consisted of long-term debt obligations in the form of unsecured Series 1, 2 and 3 debentures as well as mortgages payable. Legacy has debentures payable totalling $312.2 million and $432.7 million in mortgages payable owing. Legacy intends to refinance these amounts as they mature.

CONTRACTUAL OBLIGATIONS

				Payments Due by Period	
(in millions of Canadian dollars)	Total	<1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 744.9	$ 157.3	$ 133.6	$ 19.2	$ 434.8
Operating leases	57.9	9.5	16.2	13.7	18.5
Other long-term obligations	24.3	24.3	–	–	–
Total	$ 827.1	$ 191.1	$ 149.8	$ 32.9	$ 453.3

Legacy believes that the credit facilities, cash on hand and expected cash flow from operations, when combined with the potential to access the debt and equity markets, will allow it to finance all of its normal operating commitments and to achieve its growth objectives.

Operating Activities

For the year ended December 31, 2002, cash flow generated from operations was $90.6 million compared to $87.9 million in 2001. The increase in cash flow resulted primarily from higher hotel EBITDA. Accounts receivable at year-end increased by $6.4 million, mainly due to amounts owing from Fairmont regarding The Fairmont Washington, D.C. management contract, notwithstanding decreased accounts receivable balances throughout the portfolio as a result of more stringent credit controls. Increased prepaid expenses relate to higher insurance premiums and property taxes. Ending balances for accounts payable and accrued liabilities have increased primarily as a result of timing differences in periodic payments such as salaries.

Investing Activities

On December 4, 2002, Legacy completed its first acquisition outside of Canada with the purchase of the Monarch Hotel in Washington, D.C. which has since been renamed "The Fairmont Washington, D.C." Legacy acquired this hotel for a purchase price of $229.1 million plus $7.0 million in closing costs and the assumption of $0.8 million in working capital. The purchase was partially satisfied by the assumption of US$51.3 million of existing debt with the balance paid in cash.

On July 12, 2002, Legacy acquired the Sheraton Suites Calgary Eau Claire. The hotel was purchased with cash for an aggregate purchase price of $65.0 million plus $1.0 million in closing costs, less the assumption of a $0.6 million working capital deficit. As part of this acquisition, Legacy was entitled to receive $1.1 million from the vendor based on the net income of the property for the period June 1, 2002 to July 12, 2002, less interest on the cash portion of the purchase price and other adjustments. This amount was recorded as a reduction of the purchase price.

During the year, Legacy received a land transfer tax refund of $1.7 million relating to previous acquisitions. This amount has been accounted for through a reduction to fixed assets.

In 2002, the goodwill and future income taxes related to the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac were reduced by $4.1 million each to account for substantially-enacted reductions in tax rates at the date of acquisition.

In October, Legacy entered into an agreement to purchase a AAA Five Diamond hotel located in the northwestern United States. The acquisition is contingent on a number of conditions and, if it proceeds, it is anticipated that the acquisition would close in mid-2003 at a purchase price of approximately US$100 million. In November 2002, Legacy deposited $4.0 million into escrow towards the purchase of the property.

Capital expenditures during the year totalled $50.4 million, down from $60.2 million in 2001. In 2001, capital expenditures were relatively high compared with previous years as a result of enhancements to properties acquired in 1999 and 2000. Approximately $18.5 million and $19.6 million was spent on profit-enhancing projects in 2002 and 2001, respectively, and $31.9 million and $40.6 million on upgrade capital during 2002 and 2001, respectively.

CAPITAL EXPENDITURES



65
40
15
01
02
Profit-enhancing
Upgrade

In 2002, expenditures on profit-enhancing projects included:

- Phase two of a multi-phase renovation program at Fairmont The Queen Elizabeth. This phase involved the continuation of guestroom upgrades, including Fairmont Gold guestrooms and lounge as well as renovations to the convention floor's Mansfield Wing. Phase three, which involves the completion of the convention floor renovations and upgrades to the lobby and additional guestrooms, began in the fourth quarter of 2002 and is scheduled for completion in the first half of 2003.
- Renovations to the lobby and restaurant at The Fairmont Winnipeg.
- Upgrades to The Fairmont Royal York's Imperial Room and Library Bar.
- The opening of Willow Stream the spa at The Fairmont Empress in January 2002. This new product expands Legacy's revenue base and represents its first investment in the full-service spa market.

Financing Activities

On November 21, 2002, Legacy completed a private placement of $100.0 million Series 3 senior unsecured debentures that mature on December 15, 2003. The net proceeds were used to replenish funds used to repay the Series 1B debentures, which matured on November 15, 2002 and for general corporate purposes.

On November 1, 2002, Legacy issued 19,500,000 units, of which 13,000,000 units were sold to the public and 6,500,000 units were issued to FHR, for net proceeds of $145.6 million. Legacy was not required to pay underwriter fees on the units issued to FHR. The proceeds were used to fund a portion of the purchase price of the Monarch Hotel in Washington, D.C., to fund the repayment of existing indebtedness and for general corporate purposes.

In 2002, Legacy issued an additional 691,438 units to a subsidiary of FHR through private placements, for reinvestment of dividends paid on the exchangeable shares, and 15,000 units through the exercise of options for combined proceeds of $6.0 million. Legacy also issued an additional 669,973 units through its Distribution Reinvestment Plan ("DRIP") for proceeds of $5.7 million. During the third quarter, FHR, Legacy's largest investor, confirmed that it would return to receiving cash distributions after four quarters of participation in the DRIP. In the fourth quarter, Legacy returned to the practice of purchasing units on the open market on behalf of unitholders participating in the DRIP rather than issuing new units from treasury and as such, no further units were issued during the fourth quarter.

On February 14, 2002, Legacy issued $150.0 million of 7.75% Convertible Debentures maturing on April 1, 2007. These debentures may be converted into units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments, and may be redeemed by Legacy, in whole or in part, after April 1, 2004 provided that the current market price is at least 115% of the then current conversion price. Proceeds from the Convertible Debentures were used for $34.7 million of open market purchases of Series 1 and 2 debentures. The remainder of the proceeds were used for general purposes including the acquisition of the Sheraton Suites Calgary Eau Claire and for profit-enhancing projects. The Convertible Debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs will be charged directly to retained earnings. These amounts, however are included in the calculation of distributable income and net income per unit.

DISTRIBUTIONS TO UNITHOLDERS

Distributable income is calculated as net income before special charges, plus depreciation and amortization less the capital replacement reserve and interest on the Convertible Debentures. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Distributable income is not a defined measure of operating performance under GAAP and Legacy's calculation may differ from the calculations used by other entities.

Distributable income decreased to $50.9 million from $63.9 million in 2001. The distributions on the Convertible Debentures have been deducted from net income in the distributable income calculation for the current year and the one-time $6.4 million cash flow guarantee payment received in 2001 was added to the calculation in 2001. Also included in 2002 distributable income are the $1.7 million land transfer tax refund on prior period acquisitions, as approved by the Board of Trustees and the $1.1 million net income payment received from the vendor of the Sheraton Suites Calgary Eau Claire as it is taxable in 2002.

A portion of the proceeds from the Convertible Debentures was used to acquire the Sheraton Suites Calgary Eau Claire. The financing was obtained in February 2002, while the acquisition of the property did not occur until mid-July 2002. The delay in the use of funds had a negative impact on distributable income during the current year as Legacy did not receive the benefit from this hotel's operations for the full period for which the financing had been obtained. Management expects future operations from this hotel to be accretive to the portfolio.

Distributable income per unit and diluted distributable income per unit were also affected by the addition of 19,500,000 units issued in November 2002. A portion of the proceeds from the unit issuance was used to acquire The Fairmont Washington, D.C. which was acquired during its low season and contributed negatively to distributable income. Combined with the dilution of the additional units issued during the month of November, this acquisition negatively impacted distributable income per unit and diluted distributable income per unit. Management expects that this property's operations combined with the benefits offered through the new management contract with Fairmont will be accretive to Legacy's distributable income and per unit results.

Distributions and dividends in 2002 were $64.7 million or $0.74 per unit, representing a decrease of $0.13 per unit from 2001. Management expects to maintain the current level of distributions through 2003. Legacy distributed approximately 127.1% and 112.2% of distributable income in 2002 and 2001, respectively.

In 2002, approximately 45% of the total distribution is taxable to the recipient. The balance of the distribution is a return of capital thus reducing the adjusted cost base ("ACB") of a unit. The ACB is used by unitholders in calculating the capital gain or loss on the disposition of Legacy units, assuming that the units are held as capital property.

Based on the current portfolio, approximately 45% to 50% of the estimated 2003 distributions of $0.74 per unit will be taxable, with the balance being a return of capital for those units held as capital property. Additional investment activities may cause this estimate to vary.

TRANSACTIONS WITH FAIRMONT HOTELS & RESORTS INC.

Legacy has entered into several agreements with FHR and its subsidiaries to manage its hotels and to provide strategic advice and day-to-day administrative services.

Advisory Agreement

Fairmont provides operational and administrative services to Legacy and advises its Trustees regarding major decisions. In return for these services, Legacy pays an advisory fee equal to 0.4% of a defined asset base, an acquisition fee of 0.65% of the total acquisition price of any properties that it acquires and a disposition fee of 0.25% of the aggregate sale price of any properties sold. Legacy does not pay any fees on acquisitions or dispositions between the two entities, such as the purchase of The Fairmont Empress and Fairmont Le Château Frontenac.

Management Agreements

Legacy has entered into various long-term management contracts with FHR to manage all of its hotels. Pursuant to these management agreements, Legacy pays base management fees and incentive management fees. Base management fees typically range from 2.75% to 3% of total hotel revenues and incentive fees are calculated based on net operating income from hotel operations plus depreciation and amortization less capital replacement reserve, in excess of a threshold amount. The incentive fees for the 11 hotels initially acquired by Legacy ("Initial Portfolio") are calculated based on both the profitability of each of the hotels as well as the overall profitability of the Initial Portfolio. These amounts are consistent with those negotiated by FHR with its other third party owners.

Fairmont and Delta also provide central reservations, sales and marketing, central procurement, accounting, management information, employee training and other services for Legacy for which they are reimbursed on a cost recovery basis in accordance with the management agreements. This practice is consistent throughout the hotel industry.

Strategic Alliance Agreement

Legacy and FHR have entered into a strategic alliance agreement to co-operate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels. This agreement gives Legacy the first opportunity to acquire any hotel or resort property in Canada that FHR owns or has the opportunity to acquire. Legacy considers this a key alliance as it provides Legacy with a pipeline of high-quality acquisition opportunities to which it may not otherwise be privy.

The Fairmont Washington, D.C.

In December 2002, Legacy entered into a long-term, incentive-based management contract for The Fairmont Washington, D.C. with FHR. In connection with Fairmont's securing the management contract on this property, Fairmont will pay a fixed amount to Legacy over a three-year period. Legacy has deferred this amount and will amortize it over the life of the management contract.

Also in connection with this transaction, Legacy and FHR entered into reciprocal loan agreements for US$67.6 million. The loans mature in October 2008 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either Legacy or FHR does not make its required interest or principal payments, the other party is not required to make its payments either. The loans meet all the requirements for a right of setoff and as such, are presented on a net basis in the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of Legacy's control.

Management believes the following critical accounting policies require its most significant judgements and estimates in the preparation of its consolidated financial statements.

Amortization of property and equipment

Due to the relatively large proportion of property and equipment relative to total assets, the selection of the amortization method and length of amortization period could have a material impact on Legacy's operating results. Legacy amortizes its buildings using the sinking fund method, except for leasehold interests, which are amortized on a straight-line basis over the term of the lease. Under the sinking-fund method, the cost of a building is amortized over a maximum period of 40 years in a series of annual instalments increasing at a rate of 5%, compounded annually. Management believes that the sinking fund method is an appropriate measure of amortization given the nature of the underlying assets as well as the capital replacement reserve policy, which requires that approximately 4% to 5% of the respective hotel's annual revenues be directed towards its capital maintenance. It is also consistent with industry standards as it is used by a majority of other real estate investment trusts. Furniture, fixtures and equipment are amortized on a straight-line basis over the economic life of the asset.

Goodwill Impairment

A goodwill impairment test is performed on an annual basis and in certain circumstances between annual tests. These tests are based on a fair market value analysis of the reporting unit, which use such methods as undiscounted cash flow projections and peer comparisons of earnings multipliers. Based on its current operations and goodwill levels, management believes that it is unlikely that any future goodwill impairment will be required. However, in response to unanticipated changes in industry and market conditions, Legacy may be required to consider restructuring, disposing or otherwise exiting certain operations, which could result in an impairment of goodwill.

Income Taxes

Legacy's corporate subsidiaries account for income taxes using the liability method. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. Legacy's subsidiaries have approximately $24.7 million in non-capital tax loss carry forwards. Ultimately, these losses will reduce the taxable portion of unitholder distributions. Management has assumed that the subsidiaries will be able to use all of their non-capital loss carry forwards prior to their expiration and has therefore recorded a future tax asset for virtually all such loss carry forward balances. In the event that future earnings do not meet managements' projections, it may be necessary to write down this amount.

Valuation of Long-Lived Assets

Legacy evaluates the carrying value of each of its long-lived assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are written down to the net recoverable amount when declines in value are considered to be other than temporary, based upon expected cash flows of the respective long-lived asset. Management believes that asset impairment would be unlikely due to the quality of its properties.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2002, Legacy adopted the new CICA accounting standards with respect to goodwill and other intangible assets. Under these standards, goodwill and other intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests on at least an annual basis. Legacy completed its impairment testing as at January 1, 2002 and concluded that there was no impairment in these assets.

Guidance on the disclosure of guarantees was issued by the CICA that will require Legacy to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events starting in 2003. Disclosures include the nature of the guarantee, how it arose, events or circumstances that would trigger performance under the guarantee, the maximum potential future payments under the guarantee, the carrying amount of the related liability, and information about recourse or collateral. Management does not expect additional disclosure on this issue as Legacy typically does not engage in the practice of using such guarantees.

New guidance issued by the CICA on the impairment of long-lived assets establishes standards for the recognition, measurement and disclosure of impairments and replaces the current write-down provisions. These changes will be effective for Legacy starting in 2004. Under the new standards, a two-step process will determine the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent.

In December 2001, the CICA issued guidance on accounting for hedging relationships. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. Early adoption of these guidelines is permissible however, Legacy will not be implementing them until 2004. At December 31, 2002, there are no interest rate or currency hedging transactions outstanding.

RISKS AND UNCERTAINTIES

This section describes the major risks associated with Legacy's operations. If any event arising from these risks were to occur, Legacy's business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

Hotel Industry

Hotel ownership is subject to risks inherent in the industry. The industry is subject to changes in general and local economic conditions, seasonal variations in cash flow, overbuilding of new hotels, varying demand levels for rooms and related services, changes in the availability and cost of labour, currency fluctuations as well as technology and service requirements. The industry is highly competitive, with hotels competing not only in their local markets against similar classes of hotels, but competing nationally and internationally against limited and full service hotels.

World events have had an impact on our industry.

As a result of the terrorist acts that occurred on September 11, 2001, there has been a disruption in domestic and international travel. These terrorist acts and travel disruptions have resulted in decreased customer visitation to some of our properties and may continue to affect the industry. Further terrorist acts or military action could significantly impact Legacy's future operations.

Real Property Ownership and Growth Opportunities

Significant fixed expenditures, including property taxes, maintenance costs, debt service costs and land and building lease costs are incurred regardless of income produced. Legacy may also be subject to risks associated with debt refinancing, as new interest rates and covenants are subject to market conditions and may not be as favourable as existing terms.

Environmental Matters

Environmental and ecological legislation and policies have become increasingly important in recent years. Under various laws, Legacy could become liable for costs of removal or remediation of certain hazardous or toxic substances released on, in or from its properties or disposed of at other locations. Site remediation may be required as a result of private lawsuits or interventions by government regulators through site designations and clean-up orders. The standard of site remediation may vary depending on the use designations on the subject and surrounding lands.

Organizations and persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. The failure to remove or remediate such substances, if any, may adversely affect an owner's ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the owner by private plaintiffs.

It is Legacy's operating policy to obtain a Phase I environmental assessment, conducted by an independent and experienced environmental consultant, prior to acquiring a property. Legacy intends to continue to monitor and address environmental matters and has a comprehensive environmental management program to ensure risks are minimized.

Labour Relations

Approximately 5,000 of Legacy's 8,300 employees are unionized. This affects 15 of Legacy's 23 properties. In 2002, eight hotels had labour contracts expire, seven of which were settled at what management believes were prevailing market rates during the year. Negotiations are continuing at Fairmont Le Château Frontenac following its contract expiration late in 2002. Four properties have contracts which expire in 2003: The Fairmont Palliser; The Fairmont Winnipeg; Delta Ottawa Hotel and Suites; and Delta Beauséjour. Although it is not possible to predict the outcome of negotiations, management is hopeful that negotiated contracts will be reached without disruption.

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

OFFICER'S CERTIFICATE

Relating to the Abridgement Provided By National Instrument 54-101 Respecting Communication with Beneficial Owners of Securities of a Reporting Issuer

Whereas the time prescribed in Sections 2.2(1) and 2.5(1) of National Instrument 54-101 *Respecting Communications with Beneficial Owners of Securities of a Reporting Issuer* (the "Instrument") were abridged in connection with the Annual and Special Meeting of the Unitholders (the "Meeting") of Legacy Hotels Real Estate Investment Trust (the "Trust") to be held on April 24, 2003, I, Terence P. Badour, Secretary of the Trust, hereby declare that the Trust is relying on Section 2.20 of the Instrument and confirms that:

- The Trust has arranged to have the proxy-related materials for the Meeting sent in compliance with the Instrument to all beneficial owners at least 21 days before the date fixed for the Meeting; and

- The Trust has arranged to have carried out all of the requirements of the Instrument.

SIGNED in Toronto, Province of Ontario, this 24th day of March, 2003.

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

Per: *(signed)* Terence P. Badour
Terence P. Badour
Secretary

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

03 MAY -3 7:21

March 24, 2003

Commission des valeurs mobilières du Québec
800, Square Victoria
17e étage
C.P. 246, Tour de la Bourse
Montréal, Québec
H4Z 1G3

Dear Messieurs/Mesdames:

Re: Trust Unit Option Plan

This notice is submitted pursuant to section 52 of the Quebec Securities Act and section 114 of the Regulations.

During the year ended December 31, 2002:

a) no Trust Unit Options were issued to residents of Quebec; and

b) no Trust Unit Options were exercised by residents of Quebec.

Yours very truly,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

(signed) Terence P. Badour
Terence P. Badour
Secretary

Canadian Pacific Tower, 100 Wellington Street West, Suite 1600,
TD Centre, P. O. Box 40, Toronto, Ontario M5K 1B7
TELEPHONE: 416-874-2600 FACSIMILE: 416-874-2853

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

March 7, 2003

REVISED

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator of Securities - New Brunswick
Nova Scotia Securities Commission
Prince Edward Island Department of Provincial Affairs
Securities Commission of Newfoundland
Toronto Stock Exchange - Market Services

Dear Sir/Madam:

Re: Notice of Meeting and Record Date
Legacy Hotels Real Estate Investment Trust - LGY.UN

Please be advised that the Annual and Special Meeting of the Unitholders of the Trust will be held on April 24, 2003 at 10:00 a.m. at the Royal York Hotel, 100 Front Street West, Toronto, and that the record date for the determination of Unitholders entitled to receive notice of the meeting will be March 17, 2003.

Yours very truly,

(signed) Terence P. Badour
Secretary

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
ANNOUNCES CHANGES TO MANAGEMENT STRUCTURE
- Recommends Amendments to the Declaration of Trust -

TORONTO, March 7, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced a number of changes to its management structure. In addition, the Trustees are proposing changes to Legacy's Declaration of Trust to be considered at its Annual and Special Meeting of Unitholders being held on April 24, 2003 at The Fairmont Royal York in Toronto.

Neil J. Labatte has been appointed President and Chief Executive Officer. Mr. Labatte has been with Legacy since 1999 as President and Chief Operating Officer and continues to hold the office of Senior Vice President, Real Estate of Fairmont Hotels & Resorts Inc. ("FHR") (TSX/NYSE: FHR).

The Trustees have also determined that the appointment of a full-time Chief Financial Officer is warranted. An executive search is underway for this position.

Commenting on the announcements, Richard A. Goldstein, Legacy's Chairman, said, "Given Legacy's revenue and asset growth since its inception in 1997, the Trustees felt it was important to have a CEO devoting the majority of his time to Legacy as well as a full-time CFO. An important part of this consideration was to ensure that the synergistic benefits associated with the relationship between Legacy and FHR remained intact."

In addition, the Trustees are recommending that unitholders approve amendments to the Declaration of Trust that would change the number of Trustees from a fixed number of seven to a minimum of five and a maximum of eight. This proposed change would provide the opportunity to increase the number of Independent Trustees from four to five and therefore broaden the board's scope of experience and breadth of expertise.

Although FHR, Legacy's largest investor with a 35% interest, is entitled to appoint three Trustees pursuant to the Declaration of Trust, FHR has advised that it intends to appoint only two at this time. FHR reserves the right to appoint another nominee in the future. Mr. Fatt, Legacy's Vice Chairman, will continue to serve as a Trustee. The terms of Mr. Cahill and Mr. Patava expire at the close of the Annual and Special Meeting of Unitholders and Mr. Labatte will be appointed a Trustee at that time.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels and resorts in Canada and one in the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of FHR operate all of Legacy's properties.

-30-

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
DECLARES QUARTERLY DISTRIBUTION**

TORONTO, March 10, 2003 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced a first quarter distribution of $0.185 to unitholders of record as of March 31, 2003. Payment will be made on or about April 20, 2003. This distribution is consistent with quarterly distributions made throughout 2002.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels and resorts in Canada and one in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

February 20, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator of Securities - New Brunswick
Nova Scotia Securities Commission
Prince Edward Island Department of Provincial Affairs
Securities Commission of Newfoundland
Toronto Stock Exchange - Market Services

Dear Sir/Madam:

Re: Notice of Meeting and Record Date
Legacy Hotels Real Estate Investment Trust - LGY.UN

Please be advised that the Annual Meeting of the Unitholders of the Trust be held on April 24, 2003 at 10:00 a.m. at the Royal York Hotel, 100 Front Street West, Toronto, and that notice of the meeting be provided to Unitholders of record as at 5:00 p.m. on March 17, 2003.

Yours very truly,

(signed) Terence P. Badour
Secretary

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
REPORTS FOURTH QUARTER AND YEAR-END 2002 RESULTS
- 2002 Revenues increased 6.7%, highlighted by 11.6% growth in the fourth quarter –
- Quarterly distributions maintained -

TORONTO, January 27, 2003 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three months and the year ended December 31, 2002. All amounts are in Canadian dollars unless otherwise indicated. Legacy expects to release its 2002 annual report in mid-March and will hold its annual general meeting at 10:00 a.m. on April 24, 2003 at The Fairmont Royal York in Toronto.

"Legacy continued its solid operating performance in the fourth quarter, completing a year of impressive top-line results with revenue per available room ("RevPAR") rising 5.7% over the fourth quarter of 2001. For the year, Legacy posted a 3.4% RevPAR improvement and increased hotel EBITDA by 4.1%," said Neil J. Labatte, Legacy's President and Chief Operating Officer. "Legacy has benefited from its well-diversified Canadian portfolio and its operating performance has exceeded that of the overall Canadian lodging industry."

Added Mr. Labatte, "Although top-line operating growth was encouraging, our fourth quarter net income per unit and distributable income per unit were lower due to higher fixed costs, particularly insurance costs and property taxes, and the timing of The Fairmont Washington, D.C. acquisition. Specifically, fourth quarter results were negatively impacted by the delay in the use of funds from the unit issuance in early November, which were used to acquire the Washington hotel in December, and the inclusion of one of the hotel's weakest months in the results for this quarter."

Three Months Ended December 31, 2002

Fourth quarter revenues increased 11.6% to $160.3 million on the strength of portfolio-wide RevPAR improvements and the additions of the Sheraton Suites Calgary Eau Claire on July 12, 2002 and The Fairmont Washington, D.C on December 4, 2002. These two acquisitions contributed $8.4 million in revenues during the quarter. Hotel EBITDA[1] for the three months ended December 31, 2002 was unchanged from last year at $27.5 million. Hotel EBITDA margin, defined as hotel EBITDA as a percentage of operating revenues, was 17.2% compared with 19.1% in the fourth quarter of 2001. This decline in margin relates primarily to a significant increase in insurance costs and the inclusion of the Washington hotel's December results. Legacy's fourth quarter margins are historically low due to the seasonality of travel demand and the fixed operating costs.

Net income of $7.6 million was down from $8.3 million in the fourth quarter of 2001. Fourth quarter distributable income[2] per unit was $0.02 compared with $0.16 in 2001. The convertible debenture distributions and the November unit offering negatively affected distributable income per unit. In addition, distributable income in the prior period included the one-time receipt of $6.4 million, or $0.08 per unit, relating to the purchase of The Fairmont Empress and Fairmont Le Château Frontenac.

RevPAR increased 5.7% for the quarter, driven by a 1.3 point improvement in occupancy and a 3.6% increase in average daily rate ("ADR"). RevPAR at the Fairmont managed properties was up 5.5% due to increases in both occupancy and ADR of 1.8 points and 2.5%, respectively. At the Delta managed properties, RevPAR improved 6.4% primarily from a 5.9% increase in ADR.

At December 31, 2002, Legacy had cash balances of $46.2 million. Legacy continues to be conservatively financed with a debt to total assets of 39.0%.

2002 Year-End Results

For the year ended December 31, 2002, Legacy reported operating revenues of $647.6 million, an increase of 6.7% over $606.8 million reported in 2001. Hotel EBITDA improved 4.1% to $146.0 million. The year-to-date growth in revenues is primarily attributable to portfolio-wide RevPAR improvements as well as the acquisitions of the Sheraton Suites Calgary Eau Claire in July 2002 and The Fairmont Washington, D.C. in December 2002. We anticipate significant revenue growth in 2003 following the full year inclusion of these two properties.

Legacy reported net income of $55.1 million for the year compared to $53.7 million in 2001. Distributable income per unit decreased to $0.57 from $0.77 in 2001. The February 2002 issuance of convertible debentures[3] and the unit offering in November negatively impacted distributable income per unit.

In 2002, Legacy's RevPAR rose 3.4% from improvements in both ADR and occupancy. RevPAR for Fairmont managed properties increased 2.4% as a result of growth in occupancy of 1.5 points and a slight increase in ADR. The Delta managed properties experienced better results with a 6.0% increase in RevPAR due to improvements in both occupancy and ADR of 0.7 points and 5.0%, respectively.

Corporate Developments

On December 4, 2002, Legacy completed its first acquisition outside Canada with the purchase of the Monarch Hotel in Washington, D.C, since re-flagged "The Fairmont Washington, D.C." Legacy paid approximately $238 million for the property and financed this transaction through the assumption of an existing mortgage of approximately $80 million and funds from Legacy's unit offering completed in November.

On November 21, 2002, Legacy completed a private placement of $100 million Series 3 senior unsecured debentures due December 15, 2003. The net proceeds were used to replenish the funds used to repay Legacy's Series 1B debentures, which matured on November 15, 2002.

On November 1, 2002, Legacy completed a unit offering of 19.5 million units for gross proceeds of approximately $150 million. Fairmont Hotels & Resorts Inc. ("FHR"), Legacy's largest unitholder, bought 6.5 million units to maintain its ownership position of approximately 35%.

In October as previously announced, Legacy entered into an agreement to purchase a AAA Five Diamond hotel located in the northwestern United States. The acquisition is contingent on a number of conditions and if it proceeds, it is anticipated that the acquisition would close in mid-2003 at a purchase price of approximately US$100 million.

During the fourth quarter, a new labour contract was settled at the Delta Toronto East. Labour negotiations are in progress at Fairmont Le Château Frontenac following the expiration of the hotel's main labour contract on December 31, 2002. Although it is not possible to predict the outcome of negotiations, management is hopeful that negotiated contracts will be reached without disruption. In 2002, ten hotels successfully settled new labour contracts. Four hotels have contracts expiring in 2003.

Legacy's Board of Trustees declared aggregate fourth quarter distributions of $0.185 per unit. Distributions were paid in two installments this quarter due to the unit offering which closed on November 1, 2002. Legacy has maintained its current quarterly distribution level for the past six quarters. Distributions for the full year were $0.74 per unit compared to $0.87 per unit in 2001. Current distributions are at a level that the Board feels is sustainable in light of current economic conditions. Legacy estimates that approximately 45% of its 2002 distributions will be taxable. The final tax analysis will be available on Legacy's website, www.legacyhotels.ca, by early March 2003.

Outlook

Commented Mr. Labatte, "Legacy's performance in 2002 benefited from its well-diversified Canadian portfolio, given the country's solid economy and the perception that Canada is a safe travel destination. While leisure travel has remained strong, business travel continues to be below historical levels. We expect these trends to continue throughout 2003 as economic and political uncertainties persist in the United States. Minimal new hotel supply in our key markets should facilitate continued stability."

Mr. Labatte continued, "We are excited about the future of The Fairmont Washington, D.C. In 2003, our goal is to position this property to fully realize the upside potential once the U.S. economy improves. We expect significant growth to be realized at this property beginning in 2004."

Commenting on Legacy's future growth, Mr. Labatte concluded, "Legacy's fundamentals have not changed. The combination of the quality of our portfolio, our financial capability and our hotel management expertise positions us well for both internal and acquisition growth. We are currently pursuing expansion opportunities that we believe will complement our existing portfolio while increasing the long term value for our unitholders."

Legacy will host a conference call today at 1:30 p.m. Eastern Time to discuss these results. Please dial 416.620.2417 or 1.800.381.6756 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 3:30 p.m. on January 27, 2003 through to 3:30 p.m. on February 3, 2003. To access the recording please dial 1.800.633.8284 and use the reservation number 21098445.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on this website following the conference call.

Legacy is Canada's premier hotel real estate investment trust with 23 luxury and first class hotels and resorts with over 10,000 guestrooms in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of FHR operate all of Legacy's properties.

This press release contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

	Three months ended December 31 2002	2001	Year ended December 31 2002	2001
RevPAR [4]	$ 99.43	$ 94.05	$ 116.18	$ 112.40
ADR [4]	$ 157.87	$ 152.33	$ 168.70	$ 166.07
Occupancy [4]	63.0%	61.7%	68.9%	67.7%
RevPAR – Fairmont Regional				
British Columbia	$ 96.30	$ 89.48	$ 134.97	$ 131.89
Alberta	99.54	97.33	117.17	113.15
Saskatchewan and Manitoba	74.16	77.41	77.40	76.09
Ontario	125.48	117.44	132.09	131.09
Quebec	113.91	105.68	137.73	126.95
United States	154.63	155.32	175.11	193.15
Total	$ 111.44	$ 105.64	$ 131.95	$ 128.80
RevPAR – Delta Regional				
Alberta	$ 78.47	$ 73.10	$ 93.54	$ 84.91
Saskatchewan and Manitoba	63.06	62.01	68.73	63.25
Ontario	83.31	79.28	89.22	90.47
Quebec	89.11	78.75	100.28	89.96
Maritimes	72.06	68.78	85.67	79.91
Total	$ 77.46	$ 72.80	$ 87.26	$ 82.33

In thousands of Canadian dollars (except per unit amounts)

	Three months ended December 31 2002	2001	Year ended December 31 2002	2001
Revenues	$ 160,334	$ 143,716	$ 647,629	$ 606,789
Hotel EBITDA[1]	27,499	27,503	146,025	140,234
Net income	7,648	8,329	55,105	53,732
Distributable income[2]	1,903	13,302	50,867	63,873
Net income per unit	0.04	0.10	0.50	0.66
Distributable income per unit	0.02	0.16	0.57	0.77
Distributions declared per unit	0.185	0.185	0.740	0.870

1. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of hotel EBITDA may be different than the calculations used by other entities.
2. Distributable income is calculated as net income before amortization, income taxes and special charges less the capital replacement reserve. This amount is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income, which is distributed to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Readers are cautioned that distributable income is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of distributable income may be different than the calculations used by other entities.
3. The convertible debentures are accounted for as equity and as such their interest payments are accounted for as preferred distributions of net income and as a reduction of distributable income available to unitholders.
4. RevPAR, ADR and occupancy figures are based on the portfolio of properties as at December 31, 2002 as if owned for the entire periods presented.

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in thousands of Canadian dollars)
(Unaudited)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 46,224	$ 14,696
Accounts receivable	41,446	35,037
Materials and supplies	6,211	5,102
Prepaid expenses	5,014	2,968
	98,895	57,803
Property and equipment	1,745,667	1,432,257
Goodwill (note 1)	35,425	39,516
Other assets	28,174	12,285
Future Income taxes	1,083	-
	$ 1,909,244	$ 1,541,861
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 67,925	$ 63,482
Accrued distributions	2,946	-
Current portion of long-term debt	157,295	105,048
Other	132	132
	228,298	168,662
Long-term debt	587,613	576,777
Other liabilities	22,012	2,344
Future income taxes	38,495	48,606
Unitholders' interest		
Units (note 4)	795,682	638,342
Contributed surplus	49	49
Exchangeable shares (note 5)	126,420	126,420
Convertible debentures (note 6)	145,931	-
Foreign currency translation adjustments	2,246	-
Deficit	(37,502)	(19,339)
	1,032,826	745,472
	$ 1,909,244	$ 1,541,861

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended December 31 2002	Three months ended December 31 2001	Year ended December 31 2002	Year ended December 31 2001
Revenues				
Room	$ **89,421**	$ 79,550	$ **402,177**	$ 374,459
Food and beverage	**61,250**	55,062	**208,963**	197,185
Other	**9,663**	9,104	**36,489**	35,145
	160,334	143,716	**647,629**	606,789
Operating expenses	**113,300**	99,321	**428,048**	402,546
Gross operating profit	**47,034**	44,395	**219,581**	204,243
Hotel management fees	**5,204**	5,510	**23,306**	20,777
Property taxes, rent and insurance	**14,331**	11,382	**50,250**	43,232
Operating income from hotel operations before undernoted items	**27,499**	27,503	**146,025**	140,234
Other expenses				
Amortization of property and equipment	**10,174**	7,485	**36,108**	30,846
Advisory fee	**1,927**	1,656	**7,152**	6,264
Restructuring costs	**-**	-	**-**	1,718
Other	**959**	512	**2,812**	2,321
	13,060	9,653	**46,072**	41,149
Income before interest expense, income tax expense and goodwill amortization	**14,439**	17,850	**99,953**	99,085
Interest expense, net	**12,391**	12,031	**48,599**	45,340
Income before income tax expense and goodwill amortization	**2,048**	5,819	**51,354**	53,745
Income tax expense (recovery)				
Current	**110**	129	**560**	492
Future	**(5,710)**	(2,928)	**(4,311)**	(1,538)
	(5,600)	(2,799)	**(3,751)**	(1,046)
Net income before goodwill amortization	**7,648**	8,618	**55,105**	54,791
Goodwill amortization (note 1)	**-**	289	**-**	1,059
Net income for the period	$ **7,648**	$ 8,329	$ **55,105**	$ 53,732
Basic net income per unit (note 7)	$ **0.04**	$ 0.10	$ **0.50**	$ 0.66
Diluted net income per unit (note 7)	$ **0.04**	$ 0.10	$ **0.50**	$ 0.66

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Deficit
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended December 31		Year ended December 31	
	2002	**2001**	**2002**	**2001**
Deficit - beginning of period	**$ (24,521)**	$ (13,005)	**$ (19,339)**	$ (4,593)
Net income for the period	**7,648**	8,329	**55,105**	53,732
Distributions in the period	**(15,323)**	(12,611)	**(53,777)**	(58,850)
Dividends on exchangeable shares	**(1,942)**	(1,978)	**(7,757)**	(9,278)
Part VI.1 tax on exchangeable share dividends	**(795)**	(741)	**(3,121)**	(3,510)
Part VI.1 tax deduction	**699**	667	**2,792**	3,160
Accretion of convertible debenture issuance costs (note 6)	**(337)**	-	**(1,181)**	-
Distributions on convertible debentures (note 6)	**(2,931)**	-	**(10,224)**	-
Deficit - end of period	**$ (37,502)**	$ (19,339)	**$ (37,502)**	$ (19,339)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended December 31 2002	Three months ended December 31 2001	Year ended December 31 2002	Year ended December 31 2001
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net income for the period	$ 7,648	$ 8,329	$ 55,105	$ 53,732
Items not affecting cash				
Amortization of property and equipment	10,174	7,485	36,108	30,846
Goodwill amortization	-	289	-	1,059
Gain on settlement of debentures	-	-	(127)	-
Part VI.1 tax	(795)	(741)	(3,121)	(3,510)
Future income taxes	(5,710)	(2,928)	(4,311)	(1,538)
Other	644	705	2,422	1,382
Changes in non-cash working capital (note 9)	14,459	12,920	4,477	5,968
	26,420	26,059	90,553	87,939
INVESTING ACTIVITIES				
Acquisitions (note 3)	(156,955)	6,400	(219,991)	(181,711)
Land transfer tax refund	-	-	1,685	-
Additions to property and equipment	(20,290)	(11,358)	(50,397)	(60,236)
Proceeds from sale of capital assets	151	106	151	106
Other assets	(6,714)	(1,875)	(6,741)	(4,300)
	(183,808)	(6,727)	(275,293)	(246,141)
FINANCING ACTIVITIES				
Distributions	(28,245)	(25,099)	(53,777)	(58,850)
Dividends on exchangeable shares	(3,873)	(3,956)	(7,757)	(9,278)
Convertible debentures distributions	(7,278)	-	(7,278)	-
Net proceeds from unit issuance (note 4)	145,752	7,253	157,340	7,284
Net proceeds from convertible debentures	-	-	144,750	-
Net proceeds from new debentures issued	98,750	-	98,750	-
Repurchase of debentures for cancellation	-	-	(34,598)	-
Repayment of debentures	(78,075)	-	(78,075)	-
Net proceeds from mortgages	-	162,500	-	351,500
Mortgage payments	(1,453)	(851)	(5,201)	(2,219)
Decrease in bank loans	-	(149,501)	-	(109,676)
Other	(33)	(32)	(132)	(132)
	125,545	(9,686)	214,022	178,629
Translation adjustments	2,246	-	2,246	-
Increase (decrease) in cash balance during the period	(29,597)	9,646	31,528	20,427
Cash balance - beginning of period	75,821	5,050	14,696	(5,731)
Cash and cash equivalents balance - end of period	$ 46,224	$ 14,696	$ 46,224	$ 14,696
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	842	(157)	7,832	162
Interest paid	17,365	16,359	49,500	43,117

Legacy Hotels Real Estate Investment Trust
Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

1. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2001 audited consolidated financial statements, except as discussed below:

Goodwill

On January 1, 2002, Legacy Hotels Real Estate Investment Trust ("Legacy") adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets is expensed in the period of impairment. Other intangible assets with definite lives will continue to be amortized over their estimated useful lives and are also tested for impairment. The recommendations of this new policy have been applied prospectively.

Legacy has completed its impairment testing on the balance of goodwill as at January 1, 2002. As a result of this testing, there were no impairment losses.

Upon adoption of these recommendations, it was determined that no reclassifications of goodwill and intangible assets were required under CICA recommendations on business combinations. Legacy has determined that none of its intangible assets, other than goodwill, have indefinite lives and, accordingly, continues to amortize such intangible assets over their estimated useful lives.

A reconciliation of previously reported net income, net income per unit and diluted net income per unit to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	Three months ended December 31		Year ended December 31	
	2002	2001	2002	2001
Net income	$ 7,648	$ 8,329	$ 55,105	$ 53,732
Goodwill amortization	-	289	-	1,059
Adjusted net income	7,648	8,618	55,105	54,791
Basic net income per unit	$ 0.04	$ 0.10	$ 0.50	$ 0.66
Goodwill amortization per unit	-	-	-	0.02
Adjusted basic net income per unit	$ 0.04	$ 0.10	$ 0.50	$ 0.68
Diluted net income per unit	$ 0.04	$ 0.10	$ 0.50	$ 0.66
Goodwill amortization per unit	-	-	-	0.02
Adjusted diluted net income per unit	$ 0.04	$ 0.10	$ 0.50	$ 0.68

Unit-based compensation

Legacy accounts for grants under its unit option plan using the intrinsic value method of accounting for unit-based compensation costs. Under the new CICA recommendations on unit-based compensation plans, Legacy will be providing pro forma net income and pro forma earnings per share, as if the fair value based accounting method had been used to account for unit-based compensation costs for any options granted after January 1, 2002. No options were granted during the year ended December 31, 2002.

Foreign currency translation

Foreign currency assets and liabilities of Legacy's operations are translated at the rate of exchange in effect at the balance sheet dates for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Gains and losses resulting from the translation of assets and liabilities denominated in foreign currencies are included in income.

The accounts of Legacy and its self-sustaining subsidiaries, where the functional currency is other than the Canadian dollar, are translated using the period-end exchange rate for assets and liabilities and the average exchange rates in effect for the period for revenues and expenses. Exchange gains or losses arising from translation are deferred and included under unitholders' equity as foreign currency translation adjustments.

2. Results for the three months ended December 31, 2002 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

3. Legacy completed the following transactions in 2002:

On December 4, 2002, Legacy acquired the assets of the Monarch Hotel in Washington, D.C. These assets were acquired for a purchase price of $229,100 plus $7,017 in closing costs and the assumption of $751 in working capital. The purchase was partially satisfied by the assumption of existing debt in the amount of US$51.5 million and the balance was paid in cash. The purchase price equation has not yet been finalized.

On July 12, 2002, Legacy finalized the acquisition of the Sheraton Suites Calgary Eau Claire in Calgary, Alberta. The assets of this hotel were purchased with cash for an aggregate purchase price of $65,000 plus $950 in closing costs less the assumption of a $633 working capital deficit. Legacy was entitled to receive an amount from the vendor based on the net income from the Sheraton Suites Calgary Eau Claire for the period June 1 to July 12 less interest on the cash portion of the purchase price. During this period, Legacy earned a net amount of $1,110. This amount is taxable and therefore has been included in distributable income. However, under GAAP, this amount has been treated as an adjustment to the purchase price.

The purchase price of each of the 2002 acquisitions has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition dates. The purchase prices have been allocated as follows:

	The Fairmont Washington D.C.	Sheraton Suites Eau Claire Calgary
Working capital (deficit)	$ 751	$ (633)
Land	48,873	6,981
Buildings	173,501	51,859
Furniture, fixtures and equipment	13,743	6,000
Mortgage and long-term debt	(81,084)	-
	$ 155,784	$ 64,207

The acquisitions were accounted for using the purchase method and the results of the hotels have been included in the Consolidated Statements of Operations from the dates of acquisition.

4. In March 2002, Legacy issued 15,000 units for options exercised pursuant to the unit option plan for $108. Also, in March 2002, Legacy issued 236,912 units to a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR") through a private placement for proceeds of $1,978. In April 2002, Legacy issued 317,502 units through the distribution re-investment plan for proceeds of $2,762. In May 2002, Legacy issued 223,276 units to a subsidiary of FHR through a private placement for proceeds of $1,943. In July 2002, Legacy issued 231,250 units to a subsidiary of FHR through a private placement for proceeds of $1,943. Also, in July 2002, Legacy issued 339,773 units through the distribution re-investment plan for proceeds of $2,854. In October 2002, Legacy issued 12,698 units through the distribution re-investment plan for proceeds of $106.

On November 1, 2002, Legacy issued 19,500,000 units, of which approximately 13,000,000 units were sold to the public and approximately 6,500,000 units were issued to a wholly-owned subsidiary of FHR. Total proceeds, net of underwriting and other fees, were $145,646. The proceeds of this offering were used to fund a portion of the purchase price of the Monarch Hotel in Washington, D.C., to fund the repayment of existing indebtedness and for general corporate developments.

At December 31, 2002, 89,360,094 units were outstanding (2001 - 68,483,683).

5. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders. At December 31, 2002, 14,700,000 (2001 - 14,700,000) exchangeable shares were outstanding.

6. On February 14, 2002, Legacy issued $150 million of 7.75% unsecured subordinated convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the trust indenture governing the terms of the Convertible Debentures. The Convertible Debentures may not be redeemed by Legacy prior to April 1, 2004. Thereafter, the Convertible Debentures may be redeemed by Legacy, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price exceeds 115% of the then current conversion price. The term "current market price" is defined to mean the weighted-average trading price of Legacy units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

Legacy may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the units on the date fixed for redemption or the maturity date. Legacy paid issuance costs totalling $5,250 in connection with this offering.

The Convertible Debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs have been charged directly to retained earnings.

7. Net income per unit is based on net income available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended December 31		Year ended December 31	
	2002	2001	**2002**	2001
Net income	**$ 7,648**	$ 8,329	**$ 55,105**	$ 53,732
Part VI.1 tax, net of deduction	**(96)**	(74)	**(329)**	(350)
Accretion of convertible debenture issuance costs	**(337)**	-	**(1,181)**	-
Distributions on convertible debentures	**(2,931)**	-	**(10,224)**	-
Net income available to unitholders	**$ 4,284**	$ 8,255	**$ 43,371**	$ 53,382
Weighted average number of units outstanding (thousands)	**82,575**	67,994	**72,518**	67,625
Weighted average number of exchangeable shares outstanding (thousands)	**14,700**	14,700	**14,700**	13,451
	97,275	82,694	**87,218**	81,076
Dilutive effect of unit options	**54**	56	**75**	92
Diluted weighted average number of units	**97,329**	82,750	**87,293**	81,168

For the three months and year ended December 31, 2002, debentures convertible into 17,142,857 units (2001 - nil) and the associated net income impact were excluded from the computation of diluted net income per unit because their effect was not dilutive.

8. Distributable income per unit is based on the number of units and exchangeable shares outstanding on each distribution date and has been calculated in accordance with the terms of the Declaration of Trust as follows:

	Three months ended December 31 2002	Three months ended December 31 2001	Year ended December 31 2002	Year ended December 31 2001
Net income	$ 7,648	$ 8,329	$ 55,105	$ 53,732
Add (deduct):				
Amortization of property and equipment	10,174	7,485	36,108	30,846
Goodwill amortization	-	289	-	1,059
Income tax expense	(5,600)	(2,799)	(3,751)	(1,046)
Cash flow guarantee	-	6,400	-	6,400
Gain on settlement of debentures	-	-	(127)	-
Distributions on convertible debentures	(2,931)	-	(10,224)	-
Land transfer tax refund	-	-	1,685	-
Taxable acquisition purchase price adjustment (note 3)	(220)	-	1,110	-
Capital replacement reserve	(7,168)	(6,402)	(29,039)	(27,118)
Distributable income	$ 1,903	$ 13,302	$ 50,867	$ 63,873
Average units outstanding on distribution dates (thousands)	89,360	68,484	74,305	67,747
Average exchangeable shares outstanding on distribution dates (thousands)	14,700	14,700	14,700	14,700
	104,060	83,184	89,005	82,447
Dilutive effect of unit options	54	56	75	92
Diluted units outstanding (thousands)	104,114	83,240	89,080	82,539
Distributable income per unit	$ 0.02	$ 0.16	$ 0.57	$ 0.77
Diluted distributable income per unit	$ 0.02	$ 0.16	$ 0.57	$ 0.77
Distributions per unit	$ 0.185	$ 0.185	$ 0.740	$ 0.870

For the three months and year ended December 31, 2002, debentures convertible into 17,142,857 units (2001 - nil) and the associated distributable income impact were excluded from the computation of diluted distributable income per unit because their effect was not dilutive.

9. Changes in non-cash working capital

	Three months ended December 31 2002	Three months ended December 31 2001	Year ended December 31 2002	Year ended December 31 2001
(Increase) decrease in accounts receivable	$ 14,031	$ 8,199	$ 3,071	$ (163)
(Increase) decrease in materials and supplies	(331)	4	(1,109)	(1,003)
(Increase) decrease in prepaid expenses	9,220	7,995	(2,046)	(472)
Increase (decrease) in accounts payable and accrued liabilities	(9,712)	(3,278)	4,443	9,510
	13,208	12,920	4,359	7,872
Adjustments for acquisitions	1,251	-	118	(1,904)
	$ 14,459	$ 12,920	$ 4,477	$ 5,968

10. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2002.

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST TO RELEASE FOURTH QUARTER AND YEAR-END EARNINGS

TORONTO, January 10, 2003- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) will release its fourth quarter and year-end earnings on January 27, 2003 to be followed by a conference call that day at 1:30 p.m. Eastern Time. Participating on the call will be members of Legacy's senior management.

Investors are invited to access the call by dialing 416-620-2417 or 1-800-381-6756. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 3:30 p.m. on January 27, 2003 through to 3:30 p.m. on February 3, 2003. To access the recording please dial 1-800-633-8284 and use the reservation number 21098445.

A live audio webcast of this conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

Legacy is Canada's premier hotel real estate investment trust with 23 luxury and first class hotels and resorts with over 10,000 guestrooms in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

-30-

Contact: Chantal Nappert
Analyst, Investor Relations
Tel: 1-866-627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST DECLARES PARTIAL QUARTERLY DISTRIBUTION

TORONTO, December 16, 2002 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced a proportional fourth quarter distribution of $0.123 to unitholders of record as of December 30, 2002. Payment will be made on December 31, 2002. Including the partial distribution of $0.062 per unit declared on October 23, 2002, the fourth quarter distribution totals $0.185 per unit. This distribution is consistent with that of the third quarter of 2002. Distributions were paid in two installments this quarter due to a recent equity offering that closed on November 1, 2002. In 2002, the annual distribution totalled $0.74 per unit.

Legacy is Canada's premier hotel real estate investment trust with 23 luxury and first class hotels and resorts with over 10,000 guestrooms in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

-30-

Contact: Emma Thompson
Executive Director Investor Relations
Tel: (416) 874-2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

03 ... -3 ... 7:21

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST COMPLETES ACQUISITION OF THE MONARCH HOTEL

- Washington, D.C. Acquisition Marks Expansion into the U.S. Market -
- Property to be Managed by Fairmont Hotels & Resorts -

TORONTO, December 4, 2002 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced today that it has completed the acquisition of the Monarch Hotel in Washington, D.C., marking Legacy's first expansion into the U.S. market. Fairmont Hotels & Resorts Inc. ("FHR") (TSX/NYSE: FHR) will manage the property, which will be officially flagged "The Fairmont Washington, D.C." on December 11, 2002.

The purchase price for the property was approximately Cdn$238 million and was financed through the assumption of an existing mortgage of approximately US$51 million, or Cdn$80 million, and funds from Legacy's recent equity offering. Legacy believes that the acquisition of the Monarch Hotel has significant potential for future growth.

Commenting on the transaction, William R. Fatt, Vice Chairman and Chief Executive Officer of Legacy, said, "The highly favourable demographics in Washington combined with the quality of the hotel make this an excellent acquisition opportunity. We anticipate that the Monarch Hotel will benefit from the Fairmont brand and ultimately from the rebound in the U.S. economy."

Through their ongoing strategic relationship, Legacy and FHR will work together to further strengthen the quality and performance of the property.

About Monarch Hotel

Built in 1985, the 415-room Monarch Hotel is located in Washington's West End on the edge of picturesque Georgetown and is considered one of the city's premier luxury properties. The Monarch Hotel is close to Washington's finest museums, theaters (including the Kennedy Center), shopping and dining. The hotel has the amenities and services expected of a luxury property in a major downtown city: extensive function space with 18 meeting rooms totaling more than 29,000 square feet, a 17,500 square foot fitness center and award-winning dining. Between 1999 and 2000, the majority of the Monarch Hotel's guestrooms and meeting space were renovated.

About Legacy Hotels Real Estate Investment Trust

Legacy is Canada's premier hotel real estate investment trust with 23 luxury and first class hotels and resorts with over 10,000 guestrooms in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

-30-

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

FORM 45-102F2
Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Legacy Hotels Real Estate Investment Trust (the "Trust") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 21, 2002 of an aggregate of $100,000,000 of Series 3 Floating Rate Debentures of the Trust, the Trust was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Toronto, Ontario this 27th day of November, 2002.

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: "Terence P. Badour"
Terence P. Badour
Secretary

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST COMPLETES $100 MILLION DEBENTURE OFFERING

TORONTO, November 21, 2002 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX symbol: LGY.UN) today completed the previously announced private placement of $100 million Series 3 senior unsecured debentures with TD Securities Inc. The debentures are due December 15, 2003.

The debentures will bear a floating interest rate based on a one-month banker's acceptance rate plus 275 basis points. The debentures are redeemable in whole or in part beginning March 15, 2003.

Proceeds of the offering will be used for general corporate purposes, including replenishing funds used to repay Legacy's Series 1B Debentures, in the amount of approximately $78 million, on November 15, 2002.

The debentures have been rated BBB, with a stable outlook, by Dominion Bond Rating Service Limited and BB+, with a negative outlook, by Standard & Poor's.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first class hotels across Canada with approximately 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

- 30 -

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES $100 MILLION DEBENTURE OFFERING

TORONTO, November 18, 2002 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX symbol: LGY.UN) has entered into an agreement with TD Securities Inc. for the private placement of $100 million Series 3 senior unsecured debentures due December 15, 2003.

The debentures will bear a floating interest rate based on a one-month banker's acceptance rate plus 275 basis points. The debentures are redeemable in whole or in part beginning March 15, 2003. The offering is scheduled to close on November 21, 2002.

Proceeds of the offering will be used for general corporate purposes, including replenishing funds used to repay Legacy's Series 1B Debentures in the amount of approximately $78 million on November 15, 2002.

The debentures have been provisionally rated BBB, with a stable outlook, by Dominion Bond Rating Service Limited and BB+, with a negative outlook, by Standard & Poor's.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first class hotels across Canada with approximately 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

- 30 -

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Computershare
1500 University Street
Suite 700
Montreal QC H3A 3S8

November 8, 2002

Email: Sonia.Ciavaglia@computershare.com
Telephone: (514) 982-7888 Ext: 7141
Fax: (514) 982-7580

Ms. Emma Thompson
Legacy Hotels Real Estate Investment Trust
Canadian Pacific Tower, Suite 1600
100 Wellington Street West
TD Centre, P O Box 40
Toronto, ON M5K 1B7

Dear Ms. Thompson:

Re: Legacy Hotels Real Estate Investment Trust
2002 3rd Quarter Report

Dear Ms. Thompson,

This letter will serve to confirm that on November 8, 2002 the following material was sent by prepaid mail to the Registered unitholders of the above Corporation:

- 2002 3rd Quarter Report

In addition, copies of the above-mentioned material were sent by prepaid mail to beneficial unitholders who requested material in accordance with National Policy Statement No. 41.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Sonia Ciavaglia"

Sonia Ciavaglia
Account Administrator
Stock Transfer Services


THIRD QUARTER REPORT
& INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2002
LEGACY HOTELS
REAL ESTATE INVESTMENT TRUST

Legacy's recent performance demonstrates the continued strength of the portfolio. Our third quarter results were impressive, including an 8.0% increase in revenue per available room and a 21.0% improvement in net income.

Following the end of the quarter, we agreed to purchase the Monarch Hotel in Washington, D.C. With a well-diversified portfolio in Canada, the timing was right for Legacy to seek expansion in the United States. The Monarch Hotel is an exceptional property in an important new market and represents the qualities we seek for our portfolio of luxury hotels. We anticipate that this hotel will benefit from the Fairmont brand and ultimately from the rebound in the U.S. economy.

As part of the financing for the purchase of the Monarch Hotel, Legacy sold to a group of underwriters 19.5 million trust units for gross proceeds of approximately $150 million. Fairmont Hotels & Resorts Inc., our largest shareholder, purchased 6.5 million units in order to maintain its ownership.

We expect considerable year-over-year growth in the fourth quarter given the growth in our portfolio and the current strength in the Canadian economy. In addition, minimal new hotel supply in our key markets should facilitate continued stability.

We believe Legacy has the financial capability to continue growing its portfolio. We are currently pursuing additional acquisition opportunities that would complement our existing portfolio while increasing the long-term value for our unitholders.

Legacy has entered into an agreement to purchase a AAA Five Diamond hotel located in the northwestern United States. The acquisition is contingent on a number of conditions and were the purchase to proceed, it is anticipated that it would be completed in mid-2003 for approximately US$100 million. We believe this transaction would not be dilutive to distributions.

(Signed) William R. Fatt

WILLIAM R. FATT
Vice Chairman and Chief Executive Officer
November 1, 2002

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

This report should be read in conjunction with the attached unaudited consolidated financial statements and notes. The financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy") are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All references in the management's discussion and analysis to financial information concerning Legacy refer to such information in accordance with Canadian GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise stated.

2002 THIRD QUARTER FINANCIAL HIGHLIGHTS

(In thousands of Canadian dollars except per unit amounts)	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
Operating revenues	**$ 194,147**	$ 175,047	**$ 487,295**	$ 463,073
Hotel EBITDA[1]	**61,225**	55,667	**118,526**	112,731
Net income	**37,460**	30,955	**47,457**	45,403
Distributable income[2]	**38,047**	31,909	**48,964**	50,569
Net income per unit	**0.40**	0.38	**0.47**	0.56
Distributable income per unit	**0.45**	0.39	**0.58**	0.62
Distributions per unit	**0.185**	0.185	**0.555**	0.685

1. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian GAAP. Legacy's calculation of hotel EBITDA may be different than the calculation used by other entities.

2. Distributable income is calculated as net income before amortization, income taxes and special charges less the capital replacement reserve. This amount is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income, which is distributed to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Readers are cautioned that distributable income is not a defined measure of operating performance under Canadian GAAP. Legacy's calculation of distributable income may be different than the calculation used by other entities.

REVIEW OF OPERATIONS

The third quarter is traditionally Legacy's strongest earnings period and is an important indicator of the year's overall results. The acquisition of the Sheraton Suites Calgary Eau Claire in Calgary, Alberta, the completion of many large-scale renovation programs and diligent cost controls throughout the portfolio have contributed to improved results in 2002.

Revenues

For the three months ended September 30, 2002, Legacy reported gross operating revenues of $194.1 million (2001 – $175.0 million) and $487.3 million for the nine months ended September 30, 2002 (2001 – $463.1 million). The July 2002 acquisition of the Sheraton Suites Calgary Eau Claire contributed $5.8 million to both third quarter and year-to-date revenues. Year-to-date results also benefited from the full period inclusion of The Fairmont Empress and Fairmont Le Château Frontenac. Both third quarter and year-to-date results show a marked improvement over 2001 at many properties as results begin to approach pre-September 11th levels.

For the third quarter of 2002, Legacy's portfolio experienced an increase in revenue per available room ("RevPAR") of 8.0% to $146.13 (2001 – $135.28). This increase was due to a combination of a 3.4 point increase in occupancy and a 3.3% increase in average daily rate ("ADR"). In particular, improvements over 2001 were most evident during the period from September 12 through 30, when, in 2001, occupancies were at unprecedented lows. Results in the third quarter of 2002 were more in keeping with a normal, albeit weak, operating environment. At the Fairmont managed properties, RevPAR was $170.59 (2001 – $159.27) resulting from an increase in occupancy of 3.2 points combined with an increase in ADR of 2.8%. At the Delta managed properties, third quarter RevPAR was $104.06 (2001 – $94.03) due to both a 3.9 point increase in occupancy and a 5.1% improvement in ADR over 2001.

For the nine months ended September 30, 2002, RevPAR improved 3.8% to $119.29 (2001 – $114.91). The increase resulted from improvements in both occupancy and ADR of 1.5 points and 1.7%, respectively. At the Fairmont managed properties, RevPAR was $136.00 in the first nine months of 2002 (2001 – $132.01) driven primarily by an increase in occupancy of 1.8 points. At the Delta managed properties, year-to-date RevPAR was $90.56 (2001 – $85.54) due primarily to a 4.7% increase in ADR.

The Vancouver market appears to have absorbed the substantial supply growth of the past few years. For the three months ended September 30, 2002, RevPAR at The Fairmont Hotel Vancouver and The Fairmont Waterfront increased 4.0% and 9.4%, respectively. For the second quarter in a row, both hotels have experienced year-over-year quarterly RevPAR growth. It has been almost three years since this level of growth has been experienced at these properties.

In the third quarter, The Fairmont Royal York showed a 13.2% increase in RevPAR compared to flat year-to-date performance. The third quarter improvement was driven by September's performance compared to the prior year's results, which were unusually low. The Delta Toronto East suffered RevPAR declines, mainly driven by reduced occupancy. In Ottawa, hotels suffered in the early part of the year as a result of the mild winter temperatures, which reduced the scale of Winterlude festivities. Our Ottawa properties, in particular the Delta Ottawa Hotel and Suites, continue to struggle with weak demand due to the impact of layoffs and cutbacks at local high-tech companies.

The Delta Calgary Airport reported RevPAR growth for both the quarter and year-to-date of 5.5% and 10.9%, respectively, which was driven by high rates. Part of the year-to-date improvement was attributable to the G8 summit, held near Calgary in June, which drew a large number of security and media personnel into the city.

Delta Winnipeg posted RevPAR increases that were driven by significant occupancy improvements resulting from additional conference bookings in 2002. In addition, a major renovation was completed early in 2002 at the property, allowing the hotel to return to pre-renovation occupancy levels. For the third quarter, RevPAR increased 10.9% while year-to-date improvements were 18.4%.

Properties in the province of Quebec experienced substantial gains during the third quarter. The re-opening of the Palais de Congrès (Convention Centre) in Montreal this April led to a dramatic increase in the Delta Centre-Ville's group business for the three and nine months ended September 30, 2002 given the hotel's close proximity to the convention centre. RevPAR for the three months ended September 30, 2002 increased 14.4%, resulting from both occupancy and ADR growth. In Quebec City, Fairmont Le Château Frontenac continues to show exceptional results with third quarter and year-to-date RevPAR improvements of 17.2% and 9.7%, respectively. The property is benefiting from an aggressive rate strategy and a shift in customer base as more U.S. travellers choose Quebec as a safe, clean vacation alternative.

Operating Expenses

Operating expenses in the third quarter of 2002 increased to $112.9 million (2001 – $104.4 million) and to $314.7 million in the first nine months of 2002 (2001 – $303.2 million). Additional costs were incurred in the third quarter following the acquisition of the Sheraton Suites Calgary Eau Claire. The nine months ended September 30, 2002 are also impacted by the full period inclusion of The Fairmont Empress and Fairmont Le Château Frontenac. The balance of the increases is consistent with occupancy improvements throughout the portfolio. Savings in energy costs as a result of a mild winter, primarily in Ontario and Quebec, and lower natural gas prices were offset by increased energy costs as a result of a very hot summer in many regions.

Hotel management fees, both base and incentive, represented approximately 3.9% of revenues in the third quarter of 2002 (2001 – 2.1%) and 3.7% of revenues for the nine months ended September 30, 2002 (2001 – 3.3%). Base management fees increased proportionately with revenue while incentive fees increased by $3.2 million and $2.1 million for the three and nine months ended September 30, 2002, respectively. These increases relate to the realization of higher incentive fees from improved portfolio performance in 2002.

Property taxes, rent and insurance increased to $12.6 million (2001 – $11.2 million) for the quarter and $35.9 million for the nine months ended September 30, 2002 (2001 – $31.9 million). The addition of The Fairmont Empress and Fairmont Le Château Frontenac in January 2001 and the July 2002 acquisition of the Sheraton Suites Calgary Eau Claire account for the majority of the increase. The balance relates to additional costs associated with insurance premium renewals and increased property tax assessments on many of the city centre hotels.

Hotel EBITDA

Hotel EBITDA was $61.2 million in the third quarter of 2002 (2001 – $55.7 million) and $118.5 million in the first nine months of 2002 (2001 – $112.7 million).

The Delta Centre-Ville contributed an additional $1.2 million in hotel EBITDA year-to-date due to an increase in group travel resulting from the re-opening of the Palais de Congrès. An additional $1.8 million was contributed by the recently acquired Sheraton Suites Calgary Eau Claire. In addition, improved results at Fairmont Le Château Frontenac contributed an additional $1.6 million to the three and nine month results. The balance of the increase in hotel EBITDA during the quarter is consistent with revenue improvement throughout the portfolio.

Hotel EBITDA margin, defined as hotel EBITDA as a percentage of operating revenues, was 31.5% (2001 – 31.8%) for the third quarter of 2002 and 24.3% for the first nine months (2001 – 24.3%).

Other

Amortization

Amortization expense increased to $8.7 million for the quarter (2001 – $7.9 million) and to $25.9 million for the first nine months of 2002 (2001 – $23.4 million). The nine months ended September 30, 2002 include a full period of amortization for The Fairmont Empress and Fairmont Le Château Frontenac. The balance of the increase is consistent with capital spending in 2001, primarily at The Fairmont Winnipeg and The Fairmont Empress.

Interest Expense

Net interest expense increased to $12.0 million for the quarter (2001 – $11.8 million) and to $36.3 million for the first nine

months of 2002 (2001 – $33.3 million). The increases in both periods are primarily as a result of the mortgage obtained on The Fairmont Royal York in October 2001, which replaced lower-rate short-term funding, and the financing arranged for the purchase of The Fairmont Empress and Fairmont Le Château Frontenac in February 2001. This additional interest expense was offset by increased interest earned on cash balances and interest expense savings on the $34.7 million in debentures repurchased for cancellation.

Income Tax Expense

Future tax expense is a non-cash tax provision for Legacy's wholly-owned, taxable subsidiaries. Current tax expense represents large corporation taxes payable by these subsidiaries. The tax expenses result primarily from the structure of The Fairmont Empress and Fairmont Le Château Frontenac acquisition.

Net Income

For the three months ended September 30, 2002, Legacy reported a net income of $37.5 million (2001 – $31.0 million). Basic net income per unit increased to $0.40 (2001 – $0.38) while diluted net income per unit decreased to $0.37 (2001 – $0.38). For the nine months ended September 30, 2002, Legacy reported net income of $47.5 million (2001 – $45.4 million). Basic and diluted net income per unit decreased to $0.47 (2001 – $0.56) and $0.47 (2001 – $0.56) respectively.

As part of the Sheraton Suites Calgary Eau Claire purchase agreement, Legacy received a fee from the vendor equal to the net income for hotel operations for the period June 1 to July 12 less interest on the $65.0 million funds held in escrow and other adjustments. During this period, Legacy received a net amount of $1.3 million. Under Canadian GAAP, Legacy treated this as an adjustment to the purchase price. If this amount had been treated as income, net income for the quarter would have been $38.8 million.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash generated from operating activities for the three and nine months ended September 30, 2002 was $48.0 million and $63.1 million, respectively (2001 – $37.3 million and $61.5 million, respectively). Increased net income combined with changes in net working capital accounted for the bulk of the increase in cash generated from operations. Ending balances for accounts receivable and accounts payable and accrued liabilities are higher quarter-over-quarter and year-over-year as a result of higher activity and occupancy towards the end of the period relative to those of 2001. As a result of higher prepaid property taxes and insurance premiums, prepaid expenses experienced greater ending balance fluctuations during the current year.

Investing Activities

On October 17, 2002, Legacy announced that it had agreed to purchase the Monarch Hotel in Washington, D.C. The purchase price for the property is approximately Cdn$238 million. Legacy will assume an existing mortgage of approximately US$51.5 million and the balance of the purchase will be paid in cash. The transaction is expected to close in early November, subject to customary closing conditions. Legacy believes that the acquisition will not be dilutive to current distributable income. The hotel will be managed by Fairmont Hotels & Resorts Inc. ("FHR") and will be officially flagged "The Fairmont Washington, D.C." in November.

On July 12, 2002, Legacy acquired the Sheraton Suites Calgary Eau Claire in Calgary, Alberta. This all-suite hotel is in one of Calgary's prime downtown locations, at the heart of the city's Eau Claire Market shopping and recreation district. The property has 323 suites and 10,000 square feet of meeting space. The assets of this hotel were purchased with cash for an aggregate purchase price of $65.0 million less the assumption of $1.1 million working capital deficit and $0.5 million in closing costs. Legacy was entitled to receive an amount from the vendor based on the net income from the Sheraton Suites Calgary Eau Claire for the period June 1 to July 12 less interest on the cash portion of the purchase price and other adjustments. During this period, Legacy received a net amount of $1.3 million. This amount is taxable and therefore has been included in distributable income. However, under Canadian GAAP, this amount has been treated as an adjustment to the purchase price, and not included in net income. The purchase price equation has not yet been finalized.

During the third quarter, Legacy received a land transfer tax refund of $1.7 million relating to previous acquisitions. This amount has been accounted for through a reduction to fixed assets.

Capital expenditures during the three and nine months ending September 30, 2002 totalled $9.0 million and $30.1 million, respectively (2001 – $14.5 million and $48.9 million, respectively). In 2001, capital expenditures were unusually high as a result of enhancements required to upgrade the various properties acquired in 1999 and 2000 to Fairmont and Delta standards. Approximately $2.3 million and $12.1 million (2001 – $3.0 million and $15.9 million) was spent on revenue enhancing projects and $6.7 million and $18.0 million (2001 – $11.5 million and $33.0 million) on upgrade capital for the three and nine months ended September 30, respectively.

Expenditures on profit improving projects in the first nine months of 2002 included the following:

- Phase two of a multi-phase renovation program at Fairmont The Queen Elizabeth was completed during the second quarter. This phase involved the continuation of guestroom upgrades, including Fairmont Gold guestrooms and lounge as well as renovations to the convention floor's Mansfield Wing. Phase three, which involves the completion of the convention floor renovations and upgrades to the lobby and additional guestrooms, is scheduled to begin in the fourth quarter of 2002.
- Renovations to the lobby and restaurant at The Fairmont Winnipeg are currently underway and are expected to be complete by the end of 2002 or early 2003.

- Upgrades to the Delta Winnipeg's health club were completed during the second quarter.
- Renovations to certain guestrooms at The Fairmont Hotel Vancouver were completed during the third quarter.
- Upgrades to The Fairmont Royal York's Imperial Room and Library Room began during the third quarter, when use of these rooms for business and conference purposes is typically lower. The Fairmont Royal York is also scheduled to begin guestroom renovations in the fourth quarter.
- Willow Stream – the Spa at The Fairmont Empress opened in January 2002. This new product expands Legacy's revenue stream and represents its first investment in the full-service spa market.

Financing Activities

On October 17, 2002, Legacy filed a preliminary short form prospectus for the distribution of 19,500,000 units, of which approximately 13,000,000 units will be offered to the public and approximately 6,500,000 units will be issued to a wholly-owned subsidiary of FHR. Total proceeds, net of underwriting fees are expected to be $146,146,000. The proceeds of this offering will be used to fund a portion of the purchase price of the Monarch Hotel in Washington, D.C., to fund the repayment of existing indebtedness and for general corporate purposes.

Legacy has credit facilities totalling $130.0 million, comprised of a $30.0 million revolving operating loan designed to provide financing for the operations and a $100.0 million revolving acquisition credit facility designed to provide financing for acquisitions and other capital investments. These bank facilities are committed to June 2003. As at September 30, 2002, there were no amounts drawn under these facilities.

Legacy issued an additional 236,912, 223,276 and 231,250 units to a subsidiary of FHR in March 2002, May 2002 and July 2002, respectively, through private placements and 15,000 units through the exercise of options in March 2002. Combined proceeds from these issuances were $6.0 million. Legacy also issued an additional 317,502 and 339,779 units in April 2002 and July 2002, respectively, through its Distribution Reinvestment Plan ("DRIP") for proceeds of $5.6 million.

On February 14, 2002, Legacy issued $150.0 million of 7.75% unsecured subordinated convertible debentures maturing on April 1, 2007. These debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the trust indenture governing the terms of the convertible debentures. The convertible debentures may be redeemed by Legacy, in whole or in part, after April 1, 2004.

The convertible debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs will be charged directly to retained earnings. However, these amounts are deducted from net income in the calculation of net income available to unitholders and distributable income.

A portion of the proceeds from the convertible debentures were used to repay $34.7 million of existing Series 1 and 2 debentures and to fund the acquisition of the Sheraton Suites Calgary Eau Claire.

The level of short-term debt outstanding fluctuates throughout the year in accordance with Legacy's short-term working capital needs, owing to the cyclical nature of hotel revenues. Legacy does not expect to borrow under its credit facilities until the proceeds from the convertible debentures have been utilized.

At September 30, 2002, total debt, net of cash, represents 35.1% of Legacy's total assets, net of cash, compared with 43.7% at December 31, 2001. It is expected that the current portion of long-term debt maturing in November 2002 will be repaid from cash on hand or refinanced at maturity. Given Legacy's expected cash flow from operations for 2002 and the availability of its bank debt, Legacy expects to be able to meet all of its normal operating needs and financial obligations as well as finance its growth objectives.

DISTRIBUTION TO UNITHOLDERS

For the third quarter of the year, Legacy declared a distribution of $0.185 per unit payable on or about October 20, 2002. In September 2002, Legacy's largest investor, FHR, confirmed that it will not be electing to continue reinvesting its distributions to purchase units in accordance with the terms of the Distribution Reinvestment Plan and will receive cash distributions in light of Legacy's improved performance.

Distributable income, an amount determined in accordance with the Declaration of Trust, was $38.0 million and $49.0 million for the three and nine months ended September 30, 2002, respectively (2001 – $31.9 million and $50.6 million, respectively).

RISKS

Foreign Ownership

Upon the closing of the acquisition of the Monarch Hotel (See Investing Activities), Legacy will have further diversified its income base into the United States. Earnings generated by this investment will be in United States dollars and will fluctuate with general economic conditions in the United States and in particular, the Washington, D.C. market. Distributions to unitholders will, in part, be funded by earnings from this investment and as such the distributable income may be affected by changes in United States tax law and changes in the exchange rate between the Canadian and the United States dollars. The hotel will also operate within the United States regulatory framework that may differ from regulations that Legacy's Canadian operations are currently subject to.

Labour Relations

During the third quarter, new labour contracts were successfully settled at The Fairmont Hotel Vancouver, The Fairmont Empress,

The Fairmont Royal York, the Delta Bessborough and the two Montreal properties. In early October a new labour contract was settled at the Delta Toronto East. On December 31, 2002, the main labour contract at Fairmont Le Château Frontenac expires. Although it is not possible to predict the outcome of negotiations, management is hopeful that a reasonable settlement will be reached.

OUTLOOK

This outlook contains forward-looking information based on current reservation levels and room rates as well as management's best estimates of future operating environment. Readers are strongly urged to read the section on forward-looking information for a summary of factors that could cause actual results to differ materially from this forward-looking information and a description of the factors and assumptions used in making such statements.

Early in 2002, Legacy experienced strong growth in demand, which slowed considerably during the latter part of the second quarter, continuing into the third quarter. Management cautions that it remains particularly difficult to predict business levels during this period of recovery as industry-wide booking lead times have generally been greatly reduced. Nevertheless, given the quality of Legacy's assets, the strength of the brands supporting the properties and the recent growth in the portfolio, Legacy continues to expect improvement in performance throughout 2003. In addition, minimal new hotel supply in key markets will help to facilitate a recovery in the industry.

Legacy will continue to review potential acquisitions both within Canada and internationally. Through its strategic alliance agreement with FHR, Legacy may also be provided with opportunities to acquire world-class properties from FHR's portfolio.

Forward-Looking Statements

This document contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

Summary Statistics

	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
RevPAR[1]	**$ 146.13**	$ 135.28	**$ 119.29**	$ 114.91
ADR[1]	**$ 185.84**	$ 179.95	**$ 167.88**	$ 165.09
Occupancy[1]	**78.6%**	75.2%	**71.1%**	69.6%
RevPAR – Fairmont Regional				
British Columbia	**$ 205.42**	$ 194.48	**$ 148.00**	$ 146.19
Alberta	**137.03**	142.45	**123.10**	118.47
Saskatchewan and Manitoba	**78.46**	82.53	**78.50**	75.65
Ontario	**146.83**	133.64	**134.31**	135.69
Quebec	**201.78**	179.70	**145.76**	134.14
Total	**$ 170.59**	$ 159.27	**$ 136.00**	$ 132.01
RevPAR – Delta Regional				
Alberta	**$ 99.89**	$ 94.86	**$ 98.62**	$ 88.89
Saskatchewan and Manitoba	**69.41**	64.05	**70.64**	63.67
Ontario	**95.63**	90.93	**91.21**	94.24
Quebec	**121.69**	106.39	**104.04**	93.74
Maritimes	**122.19**	106.40	**90.25**	83.66
Total	**$ 104.06**	$ 94.03	**$ 90.56**	$ 85.54

1. RevPAR, ADR and occupancy figures are based on the portfolio of properties as at September 30, 2002.

Consolidated Balance Sheets

(Stated in thousands of Canadian dollars) (Unaudited)	September 30, 2002	December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	**$ 75,821**	$ 14,696
Accounts receivable	**45,997**	35,037
Materials and supplies	**5,880**	5,102
Prepaid expenses	**14,234**	2,968
	141,932	57,803
Property and equipment	**1,498,915**	1,432,257
Goodwill (note 1)	**39,516**	39,516
Other assets	**11,234**	12,285
	$ 1,691,597	$ 1,541,861
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**$ 77,637**	$ 63,482
Accrued distributions and dividends	**22,146**	–
Current portion of long-term debt	**83,440**	105,048
Other	**132**	132
	183,355	168,662
Long-term debt	**559,912**	576,777
Other liabilities	**2,946**	2,344
Future income taxes	**47,913**	48,606
Unitholders' interest		
Units (note 4)	**649,929**	638,342
Contributed surplus	**49**	49
Exchangeable shares (note 5)	**126,420**	126,420
Convertible debentures (note 6)	**145,594**	–
Deficit	**(24,521)**	(19,339)
	897,471	745,472
	$ 1,691,597	$ 1,541,861

Consolidated Statements of Deficit

(Stated in thousands of Canadian dollars) (Unaudited)	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
Deficit – beginning of period	**$ (43,752)**	$ (29,419)	**$ (19,339)**	$ (4,593)
Net income for the period	**37,460**	30,955	**47,457**	45,403
Distributions in the period	**(12,922)**	(12,488)	**(38,454)**	(46,239)
Dividends on exchangeable shares	**(1,931)**	(1,979)	**(5,815)**	(7,300)
Part VI.1 tax on exchangeable share dividend	**(772)**	(741)	**(2,326)**	(2,769)
Part VI.1 tax deduction	**695**	667	**2,093**	2,493
Accretion of convertible debenture issuance costs (note 6)	**(338)**	–	**(844)**	–
Distributions on convertible debentures (note 6)	**(2,961)**	–	**(7,293)**	–
Deficit – end of period	**$ (24,521)**	$ (13,005)	**$ (24,521)**	$ (13,005)

Consolidated Statements of Operations

(Stated in thousands of Canadian dollars except per unit amounts) *(Unaudited)*	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
Operating revenues				
Room	**$ 132,177**	$ 118,237	**$ 312,756**	$ 294,909
Food and beverage	**51,673**	47,203	**147,713**	142,123
Other	**10,297**	9,607	**26,826**	26,041
	194,147	175,047	**487,295**	463,073
Operating expenses	**112,882**	104,394	**314,748**	303,225
Gross operating profit	**81,265**	70,653	**172,547**	159,848
Hotel management fees	**7,486**	3,742	**18,102**	15,267
Property taxes, rent and insurance	**12,554**	11,244	**35,919**	31,850
Operating income from hotel operations before undernoted items	**61,225**	55,667	**118,526**	112,731
Other income				
(Loss) gain on settlement of debentures	**(50)**	–	**127**	–
Other expenses				
Amortization of property and equipment	**8,664**	7,879	**25,934**	23,361
Advisory fee	**1,788**	1,664	**5,225**	4,608
Restructuring costs	**–**	1,718	**–**	1,718
Other	**679**	698	**1,853**	1,809
	11,131	11,959	**33,012**	31,496
Income before interest expense, income tax expense and goodwill amortization	**50,044**	43,708	**85,641**	81,235
Interest expense, net	**11,970**	11,784	**36,335**	33,309
Income before income tax expense and goodwill amortization	**38,074**	31,924	**49,306**	47,926
Income tax expense				
Current	**150**	129	**450**	363
Future	**464**	551	**1,399**	1,390
	614	680	**1,849**	1,753
Net income before goodwill amortization	**37,460**	31,244	**47,457**	46,173
Goodwill amortization (note 1)	**–**	289	**–**	770
Net income for the period	**$ 37,460**	$ 30,955	**$ 47,457**	$ 45,403
Basic net income per unit (note 7)	**$ 0.40**	$ 0.38	**$ 0.47**	$ 0.56
Diluted net income per unit (note 7)	**$ 0.37**	$ 0.38	**$ 0.47**	$ 0.56

Consolidated Statements of Cash Flows

(Stated in thousands of Canadian dollars) *(Unaudited)*	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
CASH PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Net income for the period	**$ 37,460**	$ 30,955	**$ 47,457**	$ 45,405
Items not affecting cash				
Amortization of property and equipment	**8,664**	7,879	**25,934**	23,361
Goodwill amortization	**–**	289	**–**	770
Loss (gain) on settlement of debentures	**50**		**(127)**	–
Part VI.1 tax	**(772)**	(741)	**(2,326)**	(2,769)
Future income taxes	**464**	551	**1,399**	1,390
Other	**234**	85	**701**	259
Changes in non-cash working capital (note 9)	**1,924**	(1,674)	**(9,982)**	(6,952)
	48,024	37,344	**63,056**	61,462
INVESTING ACTIVITIES				
Acquisition (note 3)	**1,964**	–	**(63,036)**	(181,711)
Land transfer tax refund	**1,685**	–	**1,685**	–
Additions to property and equipment	**(9,007)**	(14,482)	**(30,107)**	(48,878)
Other assets	**491**	(418)	**1,050**	(8,407)
	(4,867)	(14,900)	**(90,408)**	(238,996)
FINANCING ACTIVITIES				
Net proceeds from unit issuance (note 4)	**4,797**	–	**11,588**	31
Distributions	**(12,816)**	(16,875)	**(25,532)**	(33,751)
Dividends on exchangeable shares	**(1,942)**	(2,662)	**(3,884)**	(5,322)
Increase in bank loans	**–**	(5,125)	**–**	39,825
Net proceeds from mortgages	**–**	–	**–**	189,000
Net proceeds from convertible debentures	**–**	–	**144,750**	–
Repurchase of debentures for cancellation	**(20,050)**	–	**(34,598)**	–
Mortgage payments	**(1,275)**	(662)	**(3,748)**	(1,368)
Repayment of deferred liabilities	**(33)**	(34)	**(99)**	(100)
	(31,319)	(25,358)	**88,477**	188,315
Increase (decrease) in cash balance during the period	**11,838**	(2,914)	**61,125**	10,781
Cash balance – beginning of period	**63,983**	7,964	**14,696**	(5,731)
Cash and cash equivalents balance – end of period	**$ 75,821**	$ 5,050	**$ 75,821**	$ 5,050
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	**1,091**	126	**6,990**	319
Interest paid	**7,539**	6,408	**32,135**	26,758

September 30, 2002 and 2001
(Stated in thousands of Canadian dollars except per unit amounts) (Unaudited)

1. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2001 audited consolidated financial statements, except as discussed below:

Goodwill

On January 1, 2002, Legacy Hotels Real Estate Investment Trust ("Legacy") adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets is expensed in the period of impairment. Other intangible assets with definite lives will continue to be amortized over their estimated useful lives and are also tested for impairment. The recommendations of this new policy have been applied prospectively.

Legacy has completed its impairment testing on the balance of goodwill as at January 1, 2002. As a result of this testing, there were no impairment losses.

Upon adoption of these recommendations, it was determined that no reclassifications of goodwill and intangible assets were required under CICA recommendations on business combinations. Legacy has determined that none of its intangible assets, other than goodwill, have indefinite lives and, accordingly, continues to amortize such intangible assets over their estimated useful lives.

A reconciliation of previously reported net income, net income per unit and diluted net income per unit to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
Net income	**$ 37,460**	$ 30,955	**$ 47,457**	$ 45,403
Goodwill amortization	**–**	289	**–**	770
Adjusted net income	**37,460**	31,244	**47,457**	46,173
Basic net income per unit	**$ 0.40**	$ 0.38	**$ 0.47**	$ 0.56
Goodwill amortization per unit	**–**	–	**–**	0.01
Adjusted basic net income per unit	**$ 0.40**	$ 0.38	**$ 0.47**	$ 0.57
Diluted net income per unit	**$ 0.37**	$ 0.38	**$ 0.47**	$ 0.56
Goodwill amortization per unit	**–**	–	**–**	0.01
Adjusted diluted net income per unit	**$ 0.37**	$ 0.38	**$ 0.47**	$ 0.57

Unit-based compensation

Legacy accounts for grants under its unit option plan using the intrinsic value method of accounting for unit-based compensation costs. Under the new CICA recommendations on unit-based compensation plans, Legacy will be providing pro forma net income and pro forma earnings per share, as if the fair value based accounting method had been used to account for unit-based compensation costs for any options granted after January 1, 2002. No options were granted during the nine months ended September 30, 2002.

2. Results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

3. On July 12, 2002, Legacy finalized the acquisition of the Sheraton Suites Calgary Eau Claire in Calgary, Alberta. The assets of this hotel were purchased with cash for an aggregate purchase price of $65.0 million less the assumption of $1.1 million working capital deficit and $0.5 million in closing costs. Legacy was entitled to receive an amount from the vendor based on the net income from the Sheraton Suites Calgary Eau Claire for the period June 1 to July 12 less interest on the cash portion of the purchase price. During this period, Legacy earned a net amount of $1.3 million. This amount is taxable and therefore has been included in distributable income. However, under GAAP, this amount has been treated as an adjustment to the purchase price. The purchase price equation has not yet been finalized.

The purchase price has been allocated as follows:

Working capital deficit	$ (1,134)
Land	7,000
Buildings	51,170
Furniture, fixtures and equipment	6,000
	$ 63,036

The acquisition was accounted for using the purchase method and the results of the hotel have been included in the Consolidated Statement of Operations from the date of acquisition.

4. In March 2002, Legacy issued 15,000 units for options exercised pursuant to the unit option plan for $108. Also, in March 2002, Legacy issued 236,912 units to a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR") through a private placement for proceeds of $1,978. In April 2002, Legacy issued 317,502 units through the distribution re-investment plan for proceeds of $2,764. In May 2002, Legacy issued 223,276 units to a subsidiary of FHR through a private placement for proceeds of $1,942. In July 2002, Legacy issued 231,250 units to a subsidiary of FHR through a private placement for proceeds of $1,942. Also, in July 2002, Legacy issued 339,779 units through the distribution re-investment plan for proceeds of $2,854. At September 30, 2002, 69,847,410 units were outstanding (2001 – 67,501,893).

5. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders. At September 30, 2002, 14,700,000 (2001 – 14,700,000) exchangeable shares were outstanding.

6. On February 14, 2002, Legacy issued $150 million of 7.75% unsecured subordinated convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the trust indenture governing the terms of the Convertible Debentures. The Convertible Debentures may not be redeemed by Legacy prior to April 1, 2004. Thereafter, the Convertible Debentures may be redeemed by Legacy, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price exceeds 115% of the then current conversion price. The term "current market price" is defined to mean the weighted-average trading price of Legacy units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

Legacy may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the units on the date fixed for redemption or the maturity date. Legacy paid issuance costs totalling $5,250 in connection with this offering.

The Convertible Debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs have been charged directly to retained earnings.

7. Net income per unit is based on net income available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
Net income	**$ 37,460**	$ 30,955	**$ 47,457**	$ 45,403
Part VI.1 tax, net of deduction	**(77)**	(74)	**(233)**	(276)
Accretion of convertible debenture issuance costs	**(338)**	–	**(844)**	–
Distributions on convertible debentures	**(2,961)**	–	**(7,293)**	–
Net income available to unitholders	**$ 34,084**	$ 30,881	**$ 39,087**	$ 45,127
Add: Accretion of convertible debenture issuance costs	**338**	–	**844**	–
Distributions on convertible debentures	**2,961**	–	**7,293**	–
Diluted net income available to unitholders	**$ 37,383**	$ 30,881	**$ 47,224**	$ 45,127
Weighted average number of units outstanding (thousands)	**69,718**	67,502	**69,129**	67,500
Weighted average number of exchangeable shares outstanding (thousands)	**14,700**	14,700	**14,700**	13,051
	84,418	82,202	**83,829**	80,551
Dilutive effect of convertible debentures	**17,143**	–	**17,143**	–
Dilutive effect of unit options	**79**	102	**92**	120
Diluted weighted average number of units	**101,640**	82,304	**101,064**	80,651

8. Distributable income per unit is based on the number of units and exchangeable shares outstanding on each distribution date and has been calculated in accordance with the terms of the Declaration of Trust as follows:

	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
Net income	**$ 37,460**	$ 30,955	**$ 47,457**	$ 45,403
Add (deduct):				
Amortization of property and equipment	**8,664**	7,879	**25,934**	23,361
Goodwill amortization	**–**	289	**–**	770
Income tax expense	***614***	*680*	***1,849***	*1,753*
Gain on settlement of debentures	**50**	–	**(127)**	–
Distributions on convertible debentures	**(2,961)**	–	**(7,293)**	–
Land transfer tax refund	**1,685**	–	**1,685**	–
Taxable acquisition purchase price adjustment (note 3)	**1,330**	–	**1,330**	–
Capital replacement reserve	**(8,795)**	(7,894)	**(21,871)**	(20,718)
Distributable income	**$ 38,047**	$ 31,909	**$ 48,964**	$ 50,569
Add: Distributions on convertible debentures	**2,961**	–	**7,293**	–
Diluted distributable income	**$ 41,008**	$ 31,909	**$ 56,257**	$ 50,569
Average units outstanding on distribution date (thousands)	**69,847**	67,502	**69,286**	67,502
Average exchangeable shares outstanding on distribution date (thousands)	**14,700**	14,700	**14,700**	14,700
	84,547	82,202	**83,986**	82,202
Dilutive effect of convertible debentures	**17,143**	–	**17,143**	–
Dilutive effect of unit options	**79**	102	**92**	120
Diluted units outstanding (thousands)	**101,769**	82,304	**101,221**	82,322
Distributable income per unit	**$ 0.45**	$ 0.39	**$ 0.58**	$ 0.62
Diluted distributable income per unit	**$ 0.40**	$ 0.39	**$ 0.56**	$ 0.61
Distributions per unit	**$ 0.185**	$ 0.185	**$ 0.555**	$ 0.685

9. Changes in non-cash working capital

	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
(Increase) decrease in accounts receivable	**$ (1,205)**	$ 6,385	**$ (10,857)**	$ (3,328)
(Increase) decrease in materials and supplies	**(73)**	329	**(698)**	26
(Increase) decrease in prepaid expenses	**3,684**	2,277	**(11,175)**	(7,998)
Increase (decrease) in accounts payable and accrued liabilities	**(482)**	(10,665)	**12,748**	4,348
	$ 1,924	$ (1,674)	**$ (9,982)**	$ (6,952)

10. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2002.

11. Subsequent events

On October 17, 2002, Legacy entered into an agreement to acquire the Monarch Hotel in Washington, D.C. The purchase price for the hotel is approximately Cdn$238.0 million, of which US$51.5 million will be satisfied by the assumption of existing debt and the balance will be paid in cash. The acquisition is subject to customary closing conditions and is expected to be completed in early November 2002.

Also, on October 17, 2002, Legacy filed a preliminary short form prospectus for the distribution of 19,500,000 units, of which approximately 13,000,000 units will be offered to the public and approximately 6,500,000 units will be issued to a wholly-owned subsidiary of FHR. Total proceeds, net of underwriting fees are expected to be $146,146. The proceeds of this offering will be used to fund a portion of the purchase price of the Monarch Hotel in Washington, D.C., to fund the repayment of existing indebtedness and for general corporate developments.

Corporate Information

EXECUTIVE OFFICE
Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7

INVESTOR RELATIONS
Emma Thompson
Executive Director Investor Relations
Tel: 866.627.0641
Fax: 416.874.2761
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal, Quebec H3A 3S8
Toll: 800.332.0095
Tel: 514.982.7800

STOCK EXCHANGE LISTING
Toronto Stock Exchange
Trading Symbol: LGY.UN

HOTEL RESERVATIONS
Fairmont Hotels & Resorts
800.441.1414

Delta Hotels
800.268.1133

This report should be read in conjunction with the attached unaudited consolidated financial statements and notes. The financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy") are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All references in the management's discussion and analysis to financial information concerning Legacy refer to such information in accordance with Canadian GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise stated.

2002 THIRD QUARTER FINANCIAL HIGHLIGHTS

(In thousands of Canadian dollars except per unit amounts)	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
Operating revenues	**$ 194,147**	$ 175,047	**$ 487,295**	$ 463,073
Hotel EBITDA[1]	**61,225**	55,667	**118,526**	112,731
Net income	**37,460**	30,955	**47,457**	45,403
Distributable income[2]	**38,047**	31,909	**48,964**	50,569
Net income per unit	**0.40**	0.38	**0.47**	0.56
Distributable income per unit	**0.45**	0.39	**0.58**	0.62
Distributions per unit	**0.185**	0.185	**0.555**	0.685

1. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian GAAP. Legacy's calculation of hotel EBITDA may be different than the calculation used by other entities.

2. Distributable income is calculated as net income before amortization, income taxes and special charges less the capital replacement reserve. This amount is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income, which is distributed to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Readers are cautioned that distributable income is not a defined measure of operating performance under Canadian GAAP. Legacy's calculation of distributable income may be different than the calculation used by other entities.

REVIEW OF OPERATIONS

The third quarter is traditionally Legacy's strongest earnings period and is an important indicator of the year's overall results. The acquisition of the Sheraton Suites Calgary Eau Claire in Calgary, Alberta, the completion of many large-scale renovation programs and diligent cost controls throughout the portfolio have contributed to improved results in 2002.

Revenues

For the three months ended September 30, 2002, Legacy reported gross operating revenues of $194.1 million (2001 – $175.0 million) and $487.3 million for the nine months ended September 30, 2002 (2001 – $463.1 million). The July 2002 acquisition of the Sheraton Suites Calgary Eau Claire contributed $5.8 million to both third quarter and year-to-date revenues. Year-to-date results also benefited from the full period inclusion of The Fairmont Empress and Fairmont Le Château Frontenac. Both third quarter and year-to-date results show a marked improvement over 2001 at many properties as results begin to approach pre-September 11th levels.

For the third quarter of 2002, Legacy's portfolio experienced an increase in revenue per available room ("RevPAR") of 8.0% to $146.13 (2001 – $135.28). This increase was due to a combination of a 3.4 point increase in occupancy and a 3.3% increase in average daily rate ("ADR"). In particular, improvements over 2001 were most evident during the period from September 12 through 30, when, in 2001, occupancies were at unprecedented lows. Results in the third quarter of 2002 were more in keeping with a normal, albeit weak, operating environment. At the Fairmont managed properties, RevPAR was $170.59 (2001 – $159.27) resulting from an increase in occupancy of 3.2 points combined with an increase in ADR of 2.8%. At the Delta managed properties, third quarter RevPAR was $104.06 (2001 – $94.03) due to both a 5.9 point increase in occupancy and a 5.1% improvement in ADR over 2001.

For the nine months ended September 30, 2002, RevPAR improved 3.8% to $119.29 (2001 – $114.91). The increase resulted from improvements in both occupancy and ADR of 1.5 points and 1.7%, respectively. At the Fairmont managed properties, RevPAR was $136.00 in the first nine months of 2002 (2001 – $132.01) driven primarily by an increase in occupancy of 1.8 points. At the Delta managed properties, year-to-date RevPAR was $90.56 (2001 – $85.54) due primarily to a 4.7% increase in ADR.

The Vancouver market appears to have absorbed the substantial supply growth of the past few years. For the three months ended September 30, 2002, RevPAR at The Fairmont Hotel Vancouver and The Fairmont Waterfront increased 4.0% and 9.4%, respectively. For the second quarter in a row, both hotels have experienced year-over-year quarterly RevPAR growth. It has been almost three years since this level of growth has been experienced at these properties.

In the third quarter, The Fairmont Royal York showed a 15.2% increase in RevPAR compared to flat year-to-date performance. The third quarter improvement was driven by September's performance compared to the prior year's results, which were unusually low. The Delta Toronto East suffered RevPAR declines, mainly driven by reduced occupancy. In Ottawa, hotels suffered in the early part of the year as a result of the mild winter temperatures, which reduced the scale of Winterlude festivities. Our Ottawa properties, in particular the Delta Ottawa Hotel and Suites, continue to struggle with weak demand due to the impact of layoffs and cutbacks at local high-tech companies.

The Delta Calgary Airport reported RevPAR growth for both the quarter and year-to-date of 5.5% and 10.9%, respectively, which was driven by high rates. Part of the year-to-date improvement was attributable to the G8 summit, held near Calgary in June, which drew a large number of security and media personnel into the city.

Delta Winnipeg posted RevPAR increases that were driven by significant occupancy improvements resulting from additional conference bookings in 2002. In addition, a major renovation was completed early in 2002 at the property, allowing the hotel to return to pre-renovation occupancy levels. For the third quarter, RevPAR increased 10.9% while year-to-date improvements were 18.4%.

Properties in the province of Quebec experienced substantial gains during the third quarter. The re-opening of the Palais de Congrès (Convention Centre) in Montreal this April led to a dramatic increase in the Delta Centre-Ville's group business for the three and nine months ended September 30, 2002 given the hotel's close proximity to the convention centre. RevPAR for the three months ended September 30, 2002 increased 14.4%, resulting from both occupancy and ADR growth. In Quebec City, Fairmont Le Château Frontenac continues to show exceptional results with third quarter and year-to-date RevPAR improvements of 17.2% and 9.7%, respectively. The property is benefiting from an aggressive rate strategy and a shift in customer base as more U.S. travellers choose Quebec as a safe, clean vacation alternative.

Operating Expenses

Operating expenses in the third quarter of 2002 increased to $112.9 million (2001 – $104.4 million) and to $314.7 million in the first nine months of 2002 (2001 – $303.2 million). Additional costs were incurred in the third quarter following the acquisition of the Sheraton Suites Calgary Eau Claire. The nine months ended September 30, 2002 are also impacted by the full period inclusion of The Fairmont Empress and Fairmont Le Château Frontenac. The balance of the increases is consistent with occupancy improvements throughout the portfolio. Savings in energy costs as a result of a mild winter, primarily in Ontario and Quebec, and lower natural gas prices were offset by increased energy costs as a result of a very hot summer in many regions.

Hotel management fees, both base and incentive, represented approximately 3.9% of revenues in the third quarter of 2002 (2001 – 2.1%) and 3.7% of revenues for the nine months ended September 30, 2002 (2001 – 3.3%). Base management fees increased proportionately with revenue while incentive fees increased by $3.2 million and $2.1 million for the three and nine months ended September 30, 2002, respectively. These increases relate to the realization of higher incentive fees from improved portfolio performance in 2002.

Property taxes, rent and insurance increased to $12.6 million (2001 – $11.2 million) for the quarter and $35.9 million for the nine months ended September 30, 2002 (2001 – $31.9 million). The addition of The Fairmont Empress and Fairmont Le Château Frontenac in January 2001 and the July 2002 acquisition of the Sheraton Suites Calgary Eau Claire account for the majority of the increase. The balance relates to additional costs associated with insurance premium renewals and increased property tax assessments on many of the city centre hotels.

Hotel EBITDA

Hotel EBITDA was $61.2 million in the third quarter of 2002 (2001 – $55.7 million) and $118.5 million in the first nine months of 2002 (2001 – $112.7 million).

The Delta Centre-Ville contributed an additional $1.2 million in hotel EBITDA year-to-date due to an increase in group travel resulting from the re-opening of the Palais de Congrès. An additional $1.8 million was contributed by the recently acquired Sheraton Suites Calgary Eau Claire. In addition, improved results at Fairmont Le Château Frontenac contributed an additional $1.6 million to the three and nine month results. The balance of the increase in hotel EBITDA during the quarter is consistent with revenue improvement throughout the portfolio.

Hotel EBITDA margin, defined as hotel EBITDA as a percentage of operating revenues, was 31.5% (2001 – 31.8%) for the third quarter of 2002 and 24.3% for the first nine months (2001 – 24.3%).

Other

Amortization

Amortization expense increased to $8.7 million for the quarter (2001 – $7.9 million) and to $25.9 million for the first nine months of 2002 (2001 – $23.4 million). The nine months ended September 30, 2002 include a full period of amortization for The Fairmont Empress and Fairmont Le Château Frontenac. The balance of the increase is consistent with capital spending in 2001, primarily at The Fairmont Winnipeg and The Fairmont Empress.

Interest Expense

Net interest expense increased to $12.0 million for the quarter (2001 – $11.8 million) and to $36.3 million for the first nine

months of 2002 (2001 – $33.3 million). The increases in both periods are primarily as a result of the mortgage obtained on The Fairmont Royal York in October 2001, which replaced lower-rate short-term funding, and the financing arranged for the purchase of The Fairmont Empress and Fairmont Le Château Frontenac in February 2001. This additional interest expense was offset by increased interest earned on cash balances and interest expense savings on the $34.7 million in debentures repurchased for cancellation.

Income Tax Expense

Future tax expense is a non-cash tax provision for Legacy's wholly-owned, taxable subsidiaries. Current tax expense represents large corporation taxes payable by these subsidiaries. The tax expenses result primarily from the structure of The Fairmont Empress and Fairmont Le Château Frontenac acquisition.

Net Income

For the three months ended September 30, 2002, Legacy reported a net income of $37.5 million (2001 – $31.0 million). Basic net income per unit increased to $0.40 (2001 – $0.38) while diluted net income per unit decreased to $0.37 (2001 – $0.38). For the nine months ended September 30, 2002, Legacy reported net income of $47.5 million (2001 – $45.4 million). Basic and diluted net income per unit decreased to $0.47 (2001 – $0.56) and $0.47 (2001 – $0.56) respectively.

As part of the Sheraton Suites Calgary Eau Claire purchase agreement, Legacy received a fee from the vendor equal to the net income for hotel operations for the period June 1 to July 12 less interest on the $65.0 million funds held in escrow and other adjustments. During this period, Legacy received a net amount of $1.3 million. Under Canadian GAAP, Legacy treated this as an adjustment to the purchase price. If this amount had been treated as income, net income for the quarter would have been $38.8 million.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash generated from operating activities for the three and nine months ended September 30, 2002 was $48.0 million and $63.1 million, respectively (2001 – $37.3 million and $61.5 million, respectively). Increased net income combined with changes in net working capital accounted for the bulk of the increase in cash generated from operations. Ending balances for accounts receivable and accounts payable and accrued liabilities are higher quarter-over-quarter and year-over-year as a result of higher activity and occupancy towards the end of the period relative to those of 2001. As a result of higher prepaid property taxes and insurance premiums, prepaid expenses experienced greater ending balance fluctuations during the current year.

Investing Activities

On October 17, 2002, Legacy announced that it had agreed to purchase the Monarch Hotel in Washington, D.C. The purchase price for the property is approximately Cdn$238 million. Legacy will assume an existing mortgage of approximately US$51.5 million and the balance of the purchase will be paid in cash. The transaction is expected to close in early November, subject to customary closing conditions. Legacy believes that the acquisition will not be dilutive to current distributable income. The hotel will be managed by Fairmont Hotels & Resorts Inc. ("FHR") and will be officially flagged "The Fairmont Washington, D.C." in November.

On July 12, 2002, Legacy acquired the Sheraton Suites Calgary Eau Claire in Calgary, Alberta. This all-suite hotel is in one of Calgary's prime downtown locations, at the heart of the city's Eau Claire Market shopping and recreation district. The property has 323 suites and 10,000 square feet of meeting space. The assets of this hotel were purchased with cash for an aggregate purchase price of $65.0 million less the assumption of $1.1 million working capital deficit and $0.5 million in closing costs. Legacy was entitled to receive an amount from the vendor based on the net income from the Sheraton Suites Calgary Eau Claire for the period June 1 to July 12 less interest on the cash portion of the purchase price and other adjustments. During this period, Legacy received a net amount of $1.3 million. This amount is taxable and therefore has been included in distributable income. However, under Canadian GAAP, this amount has been treated as an adjustment to the purchase price, and not included in net income. The purchase price equation has not yet been finalized.

During the third quarter, Legacy received a land transfer tax refund of $1.7 million relating to previous acquisitions. This amount has been accounted for through a reduction to fixed assets.

Capital expenditures during the three and nine months ending September 30, 2002 totalled $9.0 million and $30.1 million, respectively (2001 – $14.5 million and $48.9 million, respectively). In 2001, capital expenditures were unusually high as a result of enhancements required to upgrade the various properties acquired in 1999 and 2000 to Fairmont and Delta standards. Approximately $2.3 million and $12.1 million (2001 – $3.0 million and $15.9 million) was spent on revenue enhancing projects and $6.7 million and $18.0 million (2001 – $11.5 million and $33.0 million) on upgrade capital for the three and nine months ended September 30, respectively.

Expenditures on profit improving projects in the first nine months of 2002 included the following:

- Phase two of a multi-phase renovation program at Fairmont The Queen Elizabeth was completed during the second quarter. This phase involved the continuation of guestroom upgrades, including Fairmont Gold guestrooms and lounge as well as renovations to the convention floor's Mansfield Wing. Phase three, which involves the completion of the convention floor renovations and upgrades to the lobby and additional guestrooms, is scheduled to begin in the fourth quarter of 2002.

- Renovations to the lobby and restaurant at The Fairmont Winnipeg are currently underway and are expected to be complete by the end of 2002 or early 2003.

- Upgrades to the Delta Winnipeg's health club were completed during the second quarter.
- Renovations to certain guestrooms at The Fairmont Hotel Vancouver were completed during the third quarter.
- Upgrades to The Fairmont Royal York's Imperial Room and Library Room began during the third quarter, when use of these rooms for business and conference purposes is typically lower. The Fairmont Royal York is also scheduled to begin guestroom renovations in the fourth quarter.
- Willow Stream – the Spa at The Fairmont Empress opened in January 2002. This new product expands Legacy's revenue stream and represents its first investment in the full-service spa market.

Financing Activities

On October 17, 2002, Legacy filed a preliminary short form prospectus for the distribution of 19,500,000 units, of which approximately 13,000,000 units will be offered to the public and approximately 6,500,000 units will be issued to a wholly-owned subsidiary of FHR. Total proceeds, net of underwriting fees are expected to be $146,146,000. The proceeds of this offering will be used to fund a portion of the purchase price of the Monarch Hotel in Washington, D.C., to fund the repayment of existing indebtedness and for general corporate purposes.

Legacy has credit facilities totalling $130.0 million, comprised of a $30.0 million revolving operating loan designed to provide financing for the operations and a $100.0 million revolving acquisition credit facility designed to provide financing for acquisitions and other capital investments. These bank facilities are committed to June 2003. As at September 30, 2002, there were no amounts drawn under these facilities.

Legacy issued an additional 236,912, 223,276 and 231,250 units to a subsidiary of FHR in March 2002, May 2002 and July 2002, respectively, through private placements and 15,000 units through the exercise of options in March 2002. Combined proceeds from these issuances were $6.0 million. Legacy also issued an additional 317,502 and 339,779 units in April 2002 and July 2002, respectively, through its Distribution Reinvestment Plan ("DRIP") for proceeds of $5.6 million.

On February 14, 2002, Legacy issued $150.0 million of 7.75% unsecured subordinated convertible debentures maturing on April 1, 2007. These debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the trust indenture governing the terms of the convertible debentures. The convertible debentures may be redeemed by Legacy, in whole or in part, after April 1, 2004.

The convertible debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs will be charged directly to retained earnings. However, these amounts are deducted from net income in the calculation of net income available to unitholders and distributable income.

A portion of the proceeds from the convertible debentures were used to repay $34.7 million of existing Series 1 and 2 debentures and to fund the acquisition of the Sheraton Suites Calgary Eau Claire.

The level of short-term debt outstanding fluctuates throughout the year in accordance with Legacy's short-term working capital needs, owing to the cyclical nature of hotel revenues. Legacy does not expect to borrow under its credit facilities until the proceeds from the convertible debentures have been utilized.

At September 30, 2002, total debt, net of cash, represents 35.1% of Legacy's total assets, net of cash, compared with 43.7% at December 31, 2001. It is expected that the current portion of long-term debt maturing in November 2002 will be repaid from cash on hand or refinanced at maturity. Given Legacy's expected cash flow from operations for 2002 and the availability of its bank debt, Legacy expects to be able to meet all of its normal operating needs and financial obligations as well as finance its growth objectives.

DISTRIBUTION TO UNITHOLDERS

For the third quarter of the year, Legacy declared a distribution of $0.185 per unit payable on or about October 20, 2002. In September 2002, Legacy's largest investor, FHR, confirmed that it will not be electing to continue reinvesting its distributions to purchase units in accordance with the terms of the Distribution Reinvestment Plan and will receive cash distributions in light of Legacy's improved performance.

Distributable income, an amount determined in accordance with the Declaration of Trust, was $38.0 million and $49.0 million for the three and nine months ended September 30, 2002, respectively (2001 – $31.9 million and $50.6 million, respectively).

RISKS

Foreign Ownership

Upon the closing of the acquisition of the Monarch Hotel (See Investing Activities), Legacy will have further diversified its income base into the United States. Earnings generated by this investment will be in United States dollars and will fluctuate with general economic conditions in the United States and in particular, the Washington, D.C. market. Distributions to unitholders will, in part, be funded by earnings from this investment and as such the distributable income may be affected by changes in United States tax law and changes in the exchange rate between the Canadian and the United States dollars. The hotel will also operate within the United States regulatory framework that may differ from regulations that Legacy's Canadian operations are currently subject to.

Labour Relations

During the third quarter, new labour contracts were successfully settled at The Fairmont Hotel Vancouver, The Fairmont Empress,

The Fairmont Royal York, the Delta Bessborough and the two Montreal properties. In early October a new labour contract was settled at the Delta Toronto East. On December 31, 2002, the main labour contract at Fairmont Le Château Frontenac expires. Although it is not possible to predict the outcome of negotiations, management is hopeful that a reasonable settlement will be reached.

OUTLOOK

This outlook contains forward-looking information based on current reservation levels and room rates as well as management's best estimates of future operating environment. Readers are strongly urged to read the section on forward-looking information for a summary of factors that could cause actual results to differ materially from this forward-looking information and a description of the factors and assumptions used in making such statements.

Early in 2002, Legacy experienced strong growth in demand, which slowed considerably during the latter part of the second quarter, continuing into the third quarter. Management cautions that it remains particularly difficult to predict business levels during this period of recovery as industry-wide booking lead times have generally been greatly reduced. Nevertheless, given the quality of Legacy's assets, the strength of the brands supporting the properties and the recent growth in the portfolio, Legacy continues to expect improvement in performance throughout 2002. In addition, minimal new hotel supply in key markets will help to facilitate a recovery in the industry.

Legacy will continue to review potential acquisitions both within Canada and internationally. Through its strategic alliance agreement with FHR, Legacy may also be provided with opportunities to acquire world-class properties from FHR's portfolio.

Forward-Looking Statements

This document contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

Summary Statistics

	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
RevPAR[1]	**$ 146.13**	$ 135.28	**$ 119.29**	$ 114.91
ADR[1]	**$ 185.84**	$ 179.95	**$ 167.88**	$ 165.09
Occupancy[1]	**78.6%**	75.2%	**71.1%**	69.6%
RevPAR – Fairmont Regional				
British Columbia	**$ 205.42**	$ 194.48	**$ 148.00**	$ 146.19
Alberta	**137.03**	142.45	**123.10**	118.47
Saskatchewan and Manitoba	**78.46**	82.53	**78.50**	75.65
Ontario	**146.83**	133.64	**134.31**	135.69
Quebec	**201.78**	179.70	**145.76**	134.14
Total	**$ 170.59**	$ 159.27	**$ 136.00**	$ 132.01
RevPAR – Delta Regional				
Alberta	**$ 99.89**	$ 94.86	**$ 98.62**	$ 88.89
Saskatchewan and Manitoba	**69.41**	64.05	**70.64**	63.67
Ontario	**95.63**	90.93	**91.21**	94.24
Quebec	**121.69**	106.39	**104.04**	93.74
Maritimes	**122.19**	106.40	**90.25**	83.66
Total	**$ 104.06**	$ 94.03	**$ 90.56**	$ 85.54

1. RevPAR, ADR and occupancy figures are based on the portfolio of properties as at September 30, 2002.

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST COMPLETES EQUITY OFFERING

TORONTO, November 1, 2002 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today completed the previously announced offering of 19,500,000 trust units at $7.70 per trust unit for gross proceeds of $150,150,000. Fairmont Hotels & Resorts Inc. ("FHR"), Legacy's largest unitholder, subscribed for 6.5 million trust units to maintain its ownership position at the current level of approximately 35%. The remaining 13 million trust units were sold to the public.

RBC Capital Markets led the syndicate of underwriters, which included BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Raymond James Ltd. and Salman Partners Inc.

Proceeds of this offering will be used to either fund, directly or indirectly, a portion of the purchase price of the Monarch Hotel in Washington, D.C., to fund the repayment of indebtedness and for general corporate purposes.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first class hotels across Canada with approximately 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

The securities offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of securities in the U.S.

- 30 -

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

October 30, 2002

Commission des valeurs mobilières du Québec
800, Square Victoria
17e étage
C.P. 246, Tour de la Bourse
Montréal, Québec
H4Z 1G3

Dear Messieurs/Mesdames:

Re: Trust Unit Option Plan

This notice is submitted by Legacy Hotels Real Estate Investment Trust pursuant to section 52 of the Quebec *Securities Act* and section 114 of the Regulations. During 2001, a total of 15,000 Trust Unit Options were exercised by a resident of Quebec, with a value of $93,750.

Yours very truly,

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By:	"Neil Labatte"
Name:	Neil Labatte
Position:	President

New Nouveau Brunswick

Justice
Securities
Administration Branch

Justice
Administration des
valeurs mobilières

CERTIFICATE OF REGISTRATION

No. 2002-30391

Final prospectus dated: 2002/10/25

This is to Certify that **Legacy Hotels Real Estate Investment Trust** has/have made application to the Administrator under the Security Frauds Prevention Act for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has/have complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is/are permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

NOTICE: The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the Security Frauds Prevention Act, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

DATED 2002/10/25

This Certificate expires 2003/10/25

By Order of the Administrator under the
Security Frauds Prevention Act

"Andrew Nicholson"

Deputy Administrator,
Capital Markets

PROJECT#487150

Telephone/Téléphone : (506) 658-3060
Fax/Télécopieur : (506) 658-3059
email : securities.branch@gnb.ca

P.O. Box 5001
606-133 Prince William Street
Saint John, New Brunswick
E2L 4Y9

C.P. 5001
606-133, rue Prince William
Saint John (Nouveau-Brunswick)
E2L 4Y9

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower Suite 3000
Toronto Dominion Centre
Toronto Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Division, Department of Justice, Newfoundland
Registrar of Securities, Prince Edward Island

October 25, 2002

We refer to the short form prospectus of Legacy Hotels Real Estate Investment Trust (the "Trust") dated October 25, 2002 relating to the distribution of 19,500,00 units of the Trust, of which 13,000,000 will be offered to the public and 6,500,000 will be issued to a wholly-owned subsidiary of Fairmont Hotels & Resorts Inc. (the "Prospectus").

We consent to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated February 7, 2002 to the unitholders of the Trust on the following financial statements:

- Consolidated balance sheets as at December 31, 2001 and 2000; and
- Consolidated statements of operations and retained earnings (deficit) and cash flows for the years ended December 31, 2001 and 2000.

We also consent to the use, in the above-mentioned Prospectus, of our report dated May 10, 2001 to the Trustees of the Trust on the combined balance sheet as at December 31, 2000 and the combined statements of operating income before interest and income tax expense and cash flows for the year ended December 31, 2000 for The Fairmont Empress and Fairmont Le Château Frontenac Hotels.

PRICEWATERHOUSECOOPERS

In addition, we consent to the use, in the above-mentioned Prospectus, of our compilation report dated January 31, 2002 to the Trustees of the Trust on the unaudited pro forma consolidated statement of operations and retained earnings (deficit) for the year ended December 31, 2001.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audits of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Barristers & Solicitors
Patent & Trade-mark Agents

McCarthy Tétrault

McCarthy Tétrault LLP
Box 48, Suite 4700
Toronto Dominion Bank Tower
Toronto ON M5K 1E6
Canada
Telephone: 416 362-1812
Facsimile: 416 868-0673
www.mccarthy.ca

October 25, 2002

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, Securities Branch, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: Legacy Hotels Real Estate Investment Trust (the "Trust")
Final Short Form Prospectus Dated October 25, 2002**

We refer to the final short form prospectus of the Trust dated October 25, 2002 (the "Prospectus") relating to the offering of units of the Trust.

We hereby consent to the reference to our name on the face page of the Prospectus, the reference to our name and opinion under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the Prospectus, and the reference to our name under the heading "Legal Matters" in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations (as defined in the Canadian securities legislation) in the information contained in the Prospectus that are derived from our opinions referred to above or that is within our knowledge as a result of services we performed to render such opinions.

This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to in whole or in part in any documents, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied on by any other person.

Yours very truly,

"McCarthy Tétrault LLP"

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered by this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and, subject to certain exceptions, may not be offered for purchase or sale, sold, transferred or otherwise disposed of, directly or indirectly, within the United States of America, its territories or possessions or to or for the account or benefit of a U.S. Person, as defined in Regulation S under the U.S. Securities Act (a "U.S. Person"). This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States of America, its territories or possessions. See "Plan of Distribution".

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Legacy Hotels Real Estate Investment Trust, 100 Wellington Street West, Suite 1600, TD Centre P.O. Box 40, Toronto, Ontario, M5K 1B7 (telephone (416) 874-2850). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Legacy Hotels Real Estate Investment Trust at the above-mentioned address and telephone number.*

New Issue | **SHORT FORM PROSPECTUS** | **October 25, 2002**

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

$150,150,000
19,500,000 Units

This short form prospectus (the "Prospectus") qualifies the distribution of 19,500,000 Units of Legacy Hotels Real Estate Investment Trust (the "Trust") of which (i) 13,000,000 Units (the "Public Units") will be offered to the public, and (ii) 6,500,000 Units (the "FHR Units") will be issued to a wholly-owned subsidiary of Fairmont Hotels & Resorts Inc. ("FHR"). FHR currently owns, directly or indirectly, approximately 30,139,143 Units, assuming exchange of the outstanding exchangeable shares of Legacy EF Inc. ("Legacy EF"), representing an approximate 35.6% equity interest in the Trust. After completion of this offering, FHR will have an approximate 35.2% equity interest in the Trust. See "Plan of Distribution". The Public Units and the FHR Units are collectively referred to in this Prospectus as the "Units".

In connection with this offering, a proportional distribution will be made on November 25, 2002 to Unitholders of record on the day immediately preceding the day of closing of the offering (the "Closing") in respect of the period commencing October 1, 2002 to that day. Purchasers of Units pursuant to this offering will not be entitled to participate in this distribution. A proportional distribution will also be made on December 31, 2002 to Unitholders of record on December 30, 2002 in respect of the period commencing on the day of Closing to December 30, 2002. Purchasers of Units pursuant to this offering holding Units on the record date will be entitled to participate in this latter distribution.

The Trust is an unincorporated closed-end investment trust governed by the laws of the Province of Alberta and owns a portfolio of luxury and first class full-service hotels and resorts located in major centres across Canada. The hotel operations associated with the hotel properties are carried on by either a wholly-owned subsidiary of the Trust or a trust whose indirect sole beneficiary is the Trust. See "Business of the Trust". **The Trust is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.**

The outstanding Units of the Trust are listed on the Toronto Stock Exchange (the "TSX") under the symbol LGY.UN. On October 17, 2002, the last trading day prior to the date of the preliminary Prospectus, the closing price of a Unit on the TSX was $8.10. The price of the Units offered hereby was established by negotiation between the Trust and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Raymond James Ltd. and Salman Partners Inc. (the "Underwriters") with reference to the market price of the Units. The TSX has conditionally approved the listing of the Units qualified by this Prospectus. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before January 20, 2003.

Price: $7.70 per Unit

	Price	Underwriters' Fee(1)	Proceeds to the Trust(1)(2)
Per Public Unit	$7.70	$0.308	$7.392
Per FHR Unit	$7.70	—	$7.70
Total		$4,004,000	$146,146,000

Notes:

(1) By agreement with the Underwriters, no fee is payable by the Trust in connection with the issue and sale of Units to FHR. See "Plan of Distribution".

(2) Before deducting expenses of this offering estimated at $300,000 which, together with the Underwriters' fee, will be paid out of the Trust's general funds.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued and sold by the Trust and accepted by the Underwriters in accordance with the conditions of the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by McCarthy Tétrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Closing is expected to occur on or about November 1, 2002 or such later date as may be agreed between the Trust and the Underwriters, but in any event no later than November 29, 2002. At Closing, the Units will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited ("CDS"). Holders of beneficial interests in the Units will not have the right to receive physical certificates evidencing their ownership of Units.

RBC Dominion Securities Inc., CIBC World Markets Inc. and TD Securities Inc. are affiliates of Canadian chartered banks which are lenders to the Trust. Accordingly, under applicable securities laws, the Trust may be considered to be a "connected issuer" of RBC Dominion Securities Inc., CIBC World Markets Inc. and TD Securities Inc. and such banks in connection with this offering. Further particulars are set out under "Plan of Distribution".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Trust, which have been filed with the securities commissions and other similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the annual information form of the Trust dated April 30, 2002 for the year ended December 31, 2001 (the "2001 AIF");

(b) the Management's Discussion and Analysis and the audited consolidated financial statements of the Trust for the year ended December 31, 2001, together with the notes thereto and the auditors' report thereon, as contained in the 2001 Annual Report to Unitholders;

(c) the management proxy circular of the Trust dated March 15, 2002 in respect of the annual meeting of Unitholders held April 23, 2002 (excluding portions which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators ("NI 44-101"), are not required to be incorporated by reference herein);

(d) the Management's Discussion and Analysis and the unaudited consolidated interim financial statements of the Trust for the three-and nine-month periods ended September 30, 2002; and

(e) the material change report of the Trust dated October 24, 2002 concerning the proposed acquisition of the Monarch Hotel.

Any annual information forms, material change reports (excluding confidential reports), press releases, interim consolidated financial statements, annual consolidated financial statements and information circulars (excluding portions which, pursuant to NI 44-101, are not required to be incorporated by reference) filed by the Trust with the various securities commissions or similar authorities in the provinces of Canada pursuant to the requirements of applicable securities legislation after the date of this Prospectus and prior to the termination of the distribution of the Units offered hereunder shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Prospectus.

ELIGIBILITY FOR INVESTMENT

The purchase of Units offered by this Prospectus will not, at the date of issue, be precluded, subject to general investment provisions and, in certain cases, subject to prudent investment requirements and additional requirements relating to investment or lending policies or goals, under or by the following statutes (and, where applicable, the regulations thereunder):

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
Supplemental Pension Plans Act (Québec)
An Act respecting insurance (Québec) (in respect of insurers, as defined therein, incorporated under the laws of the Province of Québec, other than guarantee fund corporations)
An Act respecting trust companies and savings companies (Québec) (for a trust company, as defined therein, investing its own funds and deposits it receives and a savings company, as defined therein, which invests its funds)
Employment Pension Plans Act (Alberta)
Financial Institutions Act (British Columbia)
The Pension Benefits Act (Manitoba)
The Pension Benefits Act, 1992 (Saskatchewan)

In the opinion of McCarthy Tétrault LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations", the Units will be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder (the "Tax Act") for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan and a registered education savings plan. Provided the Trust is a mutual fund trust for purposes of the Tax Act and the Trust restricts its investments in "foreign property" within the limits set out in the Tax Act or is a registered investment, the Units will not constitute foreign property for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered pension funds or plans or other persons subject to tax under Part XI of the Tax Act. The Declaration of Trust provides that the Trust will so restrict its investments in foreign property.

THE TRUST

The Trust is an unincorporated closed-end real estate investment trust created pursuant to a declaration of trust dated as of September 11, 1997, as amended and restated as of October 29, 1997 and December 4, 2000 (the "Declaration of Trust"). The business of the Trust consists of investing in luxury and first class full service hotels and resorts. The Trust carries on business through a number of subsidiary companies and trusts and, in this Prospectus, unless the context requires otherwise, the term "Trust" includes such subsidiary companies and trusts.

The Trust commenced operations on November 10, 1997 upon the completion of its initial public offering of 59,244,492 Units and a simultaneous offering of Series 1 Debentures. Contemporaneously with the completion of these offerings, the Trust acquired interests in 11 luxury and first class full service business hotels from Canadian Pacific Properties Inc. In the period 1998 to 2000, the Trust acquired interests in eight additional hotel properties. The Trust's management has identified the resort and destination hotel sectors as a business opportunity with good growth prospects and towards that end, on February 1, 2001, the Trust indirectly acquired The Fairmont Empress, located in Victoria, British Columbia and Fairmont Le Château Frontenac, located in Quebec City, Quebec. On July 12, 2002, the Trust acquired the Sheraton Suites Calgary Eau Claire. The Trust's investments currently comprise 22 hotels located in 13 cities across nine Canadian provinces (the "Hotel Portfolio"), representing approximately 9,881 guest rooms.

Although the Trust qualifies as a "mutual fund trust" as defined by the Tax Act, the Trust does not have a provision for the redemption of Units and is not a "mutual fund" as defined by applicable securities legislation.

The head office of the Trust is located at Suite 840, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 3C5 and the principal place of business of the Trust is located at 100 Wellington Street West, Suite 1600, TD Centre P.O. Box 40, Toronto, Ontario, M5K 1B7.

BUSINESS OF THE TRUST

Structure of the Trust

The Trust is the beneficial owner or lessee of each of the hotel properties comprising the Hotel Portfolio. The legal title or leasehold interest in such properties is held by wholly-owned subsidiaries of the Trust, which act as bare trustees on behalf of the Trust. The operations of the Trust, including its strategy, investments and management, are subject to the general direction and control of its trustees (the "Trustees"), a majority of whom must be independent of the Trust, Legacy Hotels Corporation, a wholly-owned subsidiary of the Trust (the "Operator"), FHR or any affiliate thereof (the "Independent Trustees"). With the exception of The Fairmont Empress, Fairmont Le Château Frontenac and Sheraton Suites Calgary Eau Claire, the hotel operations associated with the Hotel Portfolio are carried on by the Operator, which leases the Hotel Portfolio from the Trust and employs an operating staff consisting of experienced service, operating, maintenance, supervisory and support employees.

The Trust and Canadian Pacific Hotels Management Corporation ("CPHMC"), a wholly-owned subsidiary of FHR, are parties to an advisory agreement dated as of November 10, 1997, as amended December 4, 2000 (the "Advisory Agreement"). The day-to-day operation and administration of the Trust is carried out by CPHMC in its capacity as advisor to the Trust (the "Advisor") in accordance with operating policies established by the Trustees. The Advisor also advises the Trust regarding major decisions, subject to the direction and control of the Trustees. The Advisory Agreement provides the Trust with access to the Advisor's market knowledge and expertise to assist the Trustees in their management and investment decisions. The Advisor uses the knowledge and experience of the officers and key employees of Fairmont Hotels Inc. ("Fairmont"), an 83.5% owned subsidiary of FHR.

Each of the hotels in the Hotel Portfolio is managed by Fairmont, Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, or CPHMC, in its capacity as hotel manager. See "Business of the Trust — The Hotel Portfolio". Fairmont and Delta provide management services to CPHMC under separate agreements dated as of July 12, 2002 (the "Fairmont Services Agreement") and November 4, 1998 and June 15, 1999 (collectively, the "Delta Services Agreement"), respectively (collectively, the "Management Agreements"). Under the Fairmont Services Agreement and the Delta Services Agreement, CPHMC has access to the expertise of certain employees, as well as other support, facilities and services provided by Fairmont and Delta. This enables CPHMC to fulfill its obligations under its management agreements with the Operator.

The Hotel Portfolio benefits from the brand identities associated with the Fairmont and Delta names. Fairmont is one of the largest luxury hotel management companies in North America and its brand is internationally

recognized. Delta is the largest first class hotel management company in Canada. The Trust also benefits from global reservation capabilities, customer loyalty, advertising, service reputation and modern technology offered by Fairmont and Delta.

The Trust, the Operator, Fairmont and CPHMC are parties to a strategic alliance agreement dated as of November 10, 1997, as amended December 4, 2000, which provides for co-operation in certain areas related to the purchase and sale of hotels, the development of new hotels which may be considered for investment by the Trust and other areas related to the ownership and management of hotels. This strategic alliance is founded on the premise that the interests of these parties are aligned in certain areas and that co-operation in certain endeavours is to their mutual advantage. The Trust believes that it benefits from its access to the broad expertise and full range of corporate services available to it through FHR, Fairmont and Delta, which collectively have ownership interests in 22 luxury and first class hotels and resorts and have 79 luxury and first class hotels and resorts under management, franchise or licence.

The Hotel Portfolio

The Hotel Portfolio is geographically diversified, currently comprising 22 hotels located in 13 cities across nine Canadian provinces. The following table describes the Hotel Portfolio:

Fairmont Hotels & Resorts Property	Year Opened	Total Rooms	Fairmont Gold Rooms	Meeting Rooms/ Sq. Footage
The Fairmont Empress *Victoria, British Columbia*	1908	476	39	5/10,000
The Fairmont Hotel Vancouver *Vancouver, British Columbia*(1)	1939	556	39	14/48,100
The Fairmont Waterfront *Vancouver, British Columbia*(1)	1991	489	47	11/24,000
The Fairmont Palliser *Calgary, Alberta*(1)	1914	405	48	14/21,700
Sheraton Suites Calgary Eau Claire *Calgary, Alberta*(1)	1998	323	—	12/10,000
The Fairmont Hotel Macdonald *Edmonton, Alberta*(1)	1915	198	—	8/10,600
The Fairmont Winnipeg *Winnipeg, Manitoba*	1970	340	36	10/19,800
The Fairmont Royal York *Toronto, Ontario*(1)	1929	1,365	85	39/69,000
Fairmont Château Laurier *Ottawa, Ontario*(1)	1912	429	35	16/36,400
Fairmont The Queen Elizabeth *Montreal, Quebec*(1)	1958	1,050	79	31/52,000
Fairmont Le Château Frontenac *Quebec City, Quebec*	1893	617	55	14/22,000
		6,248	463	

Delta Hotels & Resorts Property	Year Opened	Total Rooms	Signature Club Rooms	Meeting Rooms/ Sq. Footage
Delta Calgary Airport *Calgary, Alberta*(1)	1979	296	—	15/19,500
Delta Bessborough *Saskatoon, Saskatchewan*(1)	1935	225	37	11/20,000
Delta Winnipeg *Winnipeg, Manitoba*	1974	392	49	13/18,100
Four Points Hotel Toronto Airport *Mississauga, Ontario*	1976	296	—	25/14,100
Delta Toronto East *Toronto, Ontario*	1982	368	20	23/22,000
Delta Ottawa Hotel and Suites *Ottawa, Ontario*(1)	1975	328	23	14/12,000
Delta Centre-Ville *Montreal, Quebec*(1)	1977	711	128	16/22,600
Delta Beauséjour *Moncton, New Brunswick*(1)	1972	310	—	15/24,000
Delta Halifax *Halifax, Nova Scotia*(1)	1974	296	—	12/9,000
Delta Barrington *Halifax, Nova Scotia*	1980	200	31	9/6,700
Delta Prince Edward *Charlottetown, P.E.I.*(1)	1984	211	—	13/25,000
		3,633	288	
	Total	9,881		

(1) Managed pursuant to services agreements with CPHMC.

Recent Developments

Sheraton Suites Calgary Eau Claire

On July 12, 2002, the Trust acquired the Sheraton Suites Calgary Eau Claire for $63 million in cash. The hotel has 323 guest suites and 12 meeting rooms with a total of 10,000 square feet of meeting space. It is located in downtown Calgary and is connected to the financial district by an elevated walkway system.

Monarch Hotel

On October 17, 2002, the Trust announced that it had entered into an agreement to acquire the Monarch Hotel in Washington, D.C. This luxury property has 415 guestrooms and suites and 18 meeting rooms with approximately 29,000 square feet of meeting space. It is located in the West End of Washington, close to Georgetown, popular tourist attractions and the business district. Built in 1985, the hotel recently underwent an approximate US$13 million renovation which included renovations to guestrooms, corridors and public areas. The Trust intends to make an additional US$7 million in capital expenditures over the next two years in order to, among other things, add a Fairmont Gold floor and renovate an additional floor. Fairmont will manage the hotel on terms consistent with other Fairmont managed hotels, including a 4% capital replacement reserve. The hotel will be rebranded as The Fairmont Washington, D.C. The purchase price for the hotel is approximately US$145 million plus closing costs, of which approximately US$51.4 million will be satisfied by the assumption of existing debt bearing interest at a rate of 6.75% per annum and the balance will be paid in cash. The Trust expects to partially finance the cash portion of the purchase price from the proceeds of this offering. The acquisition is subject to customary closing conditions and is expected to be completed by early November 2002. In connection with Fairmont securing the management contract on this property, Fairmont will provide cash flow support for the first three years after the acquisition if the hotel does not achieve minimum income levels. The amount of support is subject to an annual maximum, declining over a three year period, and will vary inversely with the actual operating results achieved. The entering into of the management contract with Fairmont has been approved by the independent trustees of the Trust. Management believes that the acquisition of the hotel will not be dilutive to current distributable income and has significant potential for future growth. The hotel will be acquired through new subsidiaries of the Trust formed in the United States, and substantially all of the capital will be funded through the Operator. In connection with the acquisition, the Operator and Fairmont will enter into offsetting loan arrangements. To the extent the hotel is indirectly owned by the Operator and the Operator maintains a substantial Canadian presence within the meaning of the Tax Act, the hotel will not constitute foreign property of the Trust.

Potential Acquisition

The Trust is in continuing negotiations that could potentially lead to the acquisition of a hotel located in the northwestern United States. The hotel is currently the recipient of the AAA Five Diamond award and its size and physical attributes are consistent with other hotels in the Trust's Fairmont-managed portfolio. Assuming acceptable terms can be negotiated, the transaction would be subject to several conditions, including approval of the board of trustees of the Trust, the negotiation and execution of a definitive purchase agreement, completion of due diligence satisfactory to the Trust and the termination of the hotel's existing management contract which is currently the subject of an arbitration proceeding. The Trust anticipates that the purchase price for the hotel will be approximately US$100 million, plus closing costs. The Trust may arrange a property-specific financing on the hotel on normal commercial terms for a portion of the purchase price. The balance of the purchase price could be satisfied by a combination of existing cash balances, debt borrowed under the Trust's existing acquisition loan facility and the issuance of additional equity. FHR has indicated to the Trust that it would be prepared to participate in an issuance of new equity of the Trust in order to maintain its current level of ownership. It is anticipated that this acquisition, if it proceeds, would be completed in mid-2003. Following closing, the Trust expects that the hotel would be rebranded as a Fairmont hotel and Fairmont would manage the hotel on terms consistent with other hotels in the Trust's Fairmont-managed portfolio of hotels. The entry by Fairmont and the Trust into a management agreement regarding the hotel would be subject to the approval of the independent trustees of the Trust. There can be no assurances that this acquisition will be completed.

USE OF PROCEEDS

The net proceeds from this offering of Units, after deducting the Underwriters' fee and estimated expenses of the offering to be paid out of general funds of the Trust, will be approximately $146 million. The net proceeds from the offering will be used to either fund, directly or indirectly, a portion of the purchase price of the Monarch Hotel in Washington, D.C. or to repay debt incurred in the acquisition thereof, to fund the repayment of existing indebtedness and for general corporate purposes. See "Recent Developments".

DESCRIPTION OF UNITS

The Trust is an unincorporated closed-end real estate investment trust created pursuant to the Declaration of Trust and governed by the laws of the Province of Alberta. The following is a summary of certain provisions of the Declaration of Trust and does not purport to be complete. This summary is subject to, and qualified in its entirety by reference to, the provisions of the Declaration of Trust.

General

The aggregate number of Units which the Trust may issue is unlimited. As at October 24, 2002, there were 69,860,094 Units outstanding. A further 4,714,724 Units are issuable on exercise of outstanding options under the Trust's Unit Option Plan, and 14,700,000 Units are issuable upon the exchange of the exchangeable shares issued by a subsidiary of the Trust in connection with the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac. In addition, 17,142,857 Units are issuable upon conversion of the Trust's outstanding 7.75% convertible unsecured subordinated debentures due 2007. Each Unit represents a Unitholder's proportionate undivided beneficial interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust. Each Unit confers the right to one vote at any meeting of Unitholders and to participate *pro rata* in any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. Units will be issued in registered form to CDS and are transferable. At Closing, the Units offered under this Prospectus will be available for delivery in book-entry form only through the facilities of CDS. Holders of beneficial interests in the Units will not have the right to receive physical certificates evidencing their ownership of Units. No fractional Units will be issued.

Ownership Restrictions

The Declaration of Trust provides that non-residents of Canada (within the meaning of the Tax Act) are precluded from owning in excess of 49% of the outstanding Units of the Trust at any time, in the aggregate. Accordingly, the Trust will not accept any subscription for any Units or issue or recognize a transfer of any Units if, after giving effect thereto, more than 49% of the outstanding Units would be held or beneficially owned by persons who are non-residents of Canada. In addition, the Declaration of Trust prohibits certain "U.S. Retirement Plans" from purchasing or otherwise acquiring or holding, directly or indirectly, beneficial ownership of any Units. Details with respect to these restrictions are described on page 19 of the 2001 AIF. The Trust continues to evaluate alternatives to the existing restrictions on ownership of Units by "U.S. Retirement Plans".

Proportional Distribution

In connection with this offering, a proportional distribution will be made on November 25, 2002 to Unitholders of record on the day immediately preceding the day of Closing in respect of the period commencing October 1, 2002 to that day. Purchasers of Units pursuant to this offering will not be entitled to participate in this distribution. A proportional distribution will also be made on December 31, 2002 to Unitholders of record on December 30, 2002 in respect of the period commencing on the day of Closing of this offering to December 30, 2002. Purchasers of Units pursuant to this offering holding Units on the record date will be entitled to participate in this latter distribution.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following summary fairly presents the principal Canadian federal income tax considerations generally applicable to prospective purchasers of Units pursuant to this Prospectus who, at all relevant times, for

purposes of the Tax Act, are resident in Canada, deal with the Trust at arm's length and acquire and hold Units as capital property.

This summary is not applicable to any Unitholder which is a "financial institution", as defined in section 142.2 of the Tax Act or to any Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act.

This summary is based upon the facts set out in this Prospectus, the current provisions of the Tax Act and the regulations thereunder, all specific proposals (the "Tax Proposals") to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsels' understanding of the current published administrative and assessing practices and policies of the Canada Customs and Revenue Agency. While this summary assumes that the Tax Proposals will be enacted as currently proposed, no assurance can be given that this will be the case. This summary is not exhaustive of all possible Canadian federal income tax consequences, and except as noted above does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE UNITHOLDER, AND NO REPRESENTATIONS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY SUCH UNITHOLDER ARE MADE. PROSPECTIVE UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME AND CAPITAL TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF UNITS, INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAWS OF ANY COUNTRY, PROVINCE, STATE OR LOCAL TAX AUTHORITY.

Qualification as a Mutual Fund Trust

Based upon information provided to counsel by the Trust, the Trust qualifies as a "unit trust" and a "mutual fund trust" under the provisions of the Tax Act. To qualify as a mutual fund trust, the Trust must be a "unit trust" as defined by the Tax Act and must restrict its undertaking to: (i) the investing of its funds in property (other than real property or an interest in real property) and (ii) the acquiring, holding, maintaining, improving, leasing or managing of any real property, or interest in real property, that is capital property of the Trust or (iii) any combination of the activities described in (i) and (ii), and must have 150 Unitholders each holding one block of units of the Trust (100 Units constitutes a block if the fair market value of a Unit is less than $25.00) which Units are qualified for distribution to the public and have an aggregate fair market value of not less than $500. The Trust has advised counsel that the Trust is, and expects to continue to be, a mutual fund trust under the provisions of the Tax Act and the balance of this summary assumes that the Trust does and will continue to so qualify. The Trust has also advised counsel that the Trust is registered as a registered investment under the Tax Act.

IN THE EVENT THE TRUST WERE NOT TO SO QUALIFY AS A MUTUAL FUND TRUST AT A PARTICULAR TIME, THE INCOME TAX CONSIDERATIONS WOULD BE MATERIALLY DIFFERENT IN CERTAIN RESPECTS FROM THOSE DESCRIBED HEREIN.

Taxation of The Trust

The Trust is generally subject to tax under the Tax Act in respect of its taxable income in each taxation year except to the extent such taxable income is paid or payable or deemed to be paid or payable in such year to Unitholders.

The Declaration of Trust provides that as of the last Distribution Date (as defined in the Declaration of Trust) in a taxation year, all the income (other than net taxable capital gains and net recapture income) of the Trust (computed without reference to subsection 104(6) of the Tax Act), less distributions of the Trust's income for that year previously made by the Trust, shall be paid to Unitholders and its net taxable capital gains and net recapture income shall be paid to Unitholders on the last Distribution Date in the taxation year. The Trust has advised counsel that it intends to deduct for tax purposes such amount of its taxable income as is paid or payable to Unitholders for the year, and consequently the Trust should not be liable for income tax under Part I of the Tax Act in any year.

Losses incurred by the Trust, if any, cannot be allocated to Unitholders but may be deducted by the Trust in future years in accordance with the Tax Act. Provided the rent payable by the Trust to Legacy EF under the leases for The Fairmont Empress and Fairmont Le Château Frontenac (the "Hotel Leases") is reasonable and otherwise deductible, such rent should be deductible in computing the income of the Trust. The determination of whether such rent is reasonable is a question of fact as to which counsel expresses no opinion.

The Trust will be subject to the "rental property" rules, which may restrict the amount of capital cost allowance available to the Trust in any particular year. Provided the principal business of Legacy EF throughout a taxation year of Legacy EF is leasing or rental of real property owned by Legacy EF, such rules will not apply to Legacy EF in respect of such year. The Trust has advised counsel that the Trust expects the principal business of Legacy EF to be the renting or leasing of real property owned by it.

Provided the Trust restricts its investments in "foreign property" within the limits set out in the Tax Act, the Trust will not be subject to tax under Part XI of the Tax Act with respect to excess holdings of foreign property. The Declaration of Trust provides that the Trust will so restrict its investments in foreign property.

Taxation of Unitholders

A Unitholder is required to include in computing income for tax purposes in each year the portion of the amount of taxable income of the Trust, determined for the purposes of the Tax Act, paid or payable to such Unitholder in the year.

The Declaration of Trust provides that income for purposes of the Tax Act will be allocated to Unitholders in the same proportion as distributions received by Unitholders, subject to the discretion of the Trustees to adopt an allocation method which the Trustees consider to be more reasonable in the circumstances.

The Declaration of Trust generally requires the Trust to claim the maximum amount of capital cost allowance available to it in computing its income for tax purposes. Based on the distribution policy, the amount distributed to Unitholders in a year may exceed the taxable income of the Trust for that year. Distributions in excess of the Trust's taxable income in a year will not generally be included in computing the income of the Unitholders from the Trust for tax purposes. However, the adjusted cost base of Units held by a Unitholder will be reduced by the portion of any amount paid or payable to the Unitholder by the Trust (other than the non-taxable portion of certain capital gains) that was not included in computing the Unitholder's income and the Unitholder will realize a capital gain in the year to the extent the adjusted cost base of such Units would otherwise be a negative amount.

The Trust has advised counsel that it intends to designate to the extent permitted by the Tax Act the portion of the taxable income distributed to Unitholders as may reasonably be considered to consist of net taxable capital gains of the Trust. Any such designated amount will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain. The Trust has advised counsel that it intends to also designate, to the extent permitted by the Tax Act, the portion of taxable dividends received by the Trust from its subsidiaries, including the Operator, as may reasonably be considered to be an amount included in the income of Unitholders. Any such designated amount will be deemed for purposes of the Tax Act, other than for non-resident withholding purposes, to be received by the Unitholders and not the Trust.

Upon the disposition or deemed disposition by a Unitholder of a Unit, a capital gain (or a capital loss) will generally be realized to the extent that the proceeds of disposition of the Unit exceed (or are exceeded by) the aggregate of the adjusted cost base to the Unitholder of the Unit immediately before the disposition and any reasonable costs of the disposition. The adjusted cost base to a Unitholder of a Unit will be determined by averaging the adjusted cost base of all Units owned by a Unitholder as capital property at a particular time.

The portion of capital gains to be included in computing a Unitholder's income ("taxable capital gains"), whether realized through the Trust or on a disposition of Units, and the portion of capital losses deductible from taxable capital gains in accordance with the rules in the Tax Act ("allowable capital losses") is 50%.

Capital gains realized by an individual and certain trusts may give rise to an alternative minimum tax.

Following December 31 of each year, Unitholders will be provided with the necessary income tax information to enable them to prepare their income tax returns.

Eligibility of Units

Provided that the Trust qualifies as a "mutual fund trust" for purposes of the Tax Act (see "— Qualification as a Mutual Fund Trust") at a particular time, or is a registered investment, at a particular time, the Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans ("Plans") and registered education savings plans ("RESPs") at such time. Plans and RESPs will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain arising on the disposition of Units.

Provided the Trust is a mutual fund trust for purposes of the Tax Act and the Trust restricts its investments in "foreign property" within the limits set out in the Tax Act or is a registered investment, the Units will not constitute foreign property for Plans, registered pension funds or plans or other persons subject to tax under Part XI of the Tax Act. The Declaration of Trust provides that the Trust will so restrict its investments in foreign property.

PLAN OF DISTRIBUTION

Pursuant to an Underwriting Agreement dated as of October 17, 2002 made between the Trust, FHR and the Underwriters, the Trust has agreed to sell and the Underwriters have severally agreed, in the proportions set out in the Underwriting Agreement, to purchase, on or about November 1, 2002 or such other date as may be agreed upon, but not later than November 29, 2002, subject to the terms and conditions stated therein, all but not less than all of the Public Units at a price of $7.70 per Unit, for total consideration of $150,150,000, payable in cash to the Trust. The price of the Units was established by negotiation between the Trust and the Underwriters. The Underwriting Agreement provides that the Trust will pay the Underwriters a fee of $0.308 per Public Unit on account of services rendered in connection with this offering, being an aggregate fee of $4,004,000.

The Trust has agreed to sell the FHR Units to the Underwriters, and FHR has agreed to purchase the FHR Units in accordance with the terms of the Underwriting Agreement, from the Underwriters, in each case, at a price of $7.70 per Unit, being the price at which the Units are offered to the public by this Prospectus. As a result of such purchase, FHR's direct or indirect equity interest in the Trust upon completion of the offering will be approximately 35.2%, assuming exchange of the outstanding exchangeable shares of Legacy EF. No commission or fees will be paid to the Underwriters with respect to the FHR Units. The purchase by FHR is conditional upon the purchase of the Public Units by the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. However, the Underwriters are obligated to take up and pay for all of the Public Units if any of the Public Units are purchased under the Underwriting Agreement.

The Trust has agreed that it will not, without the prior consent of RBC Dominion Securities Inc., authorize, issue or sell Units or any securities convertible into or exchangeable or exercisable for Units (other than the Units offered hereby, Units offered in connection with acquisitions and Units issuable pursuant to the exercise of the options granted or to be granted under the Trust's Unit Option Plan) or agree to do so or publicly announce any intention to do so for 90 days following the Closing.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution, bid for or purchase Units. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Units at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in transactions exempt from the registration requirements of the

U.S. Securities Act. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement and except as expressly permitted by applicable laws of the United States, it will not offer or sell the Units as part of the distribution thereof at any time within the United States or to, or for the account or benefit of, U.S. persons. Terms used above in this paragraph have the meanings given to them by Regulation S under the U.S. Securities Act. In addition, until 40 days after the commencement of this offering, an offer or sale of the Units within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made other than in accordance with an exemption from such requirements.

The Trust has agreed to indemnify the Underwriters and their shareholders, directors, officers and employees against certain liabilities, including liabilities under applicable securities laws in connection with the issuance of Units.

At Closing, the Units will be available for delivery in book-entry form only through the facilities of CDS. A purchaser of Units pursuant to this offering will receive only a customer confirmation from a registered dealer who is a CDS participant from or through whom the Units are purchased.

The Trust has applied to list the securities being distributed under this Prospectus on the TSX. Listing will be subject to the Trust fulfilling all the listing requirements of the TSX.

RBC Dominion Securities Inc., CIBC World Markets Inc. and TD Securities Inc. are affiliates of Canadian chartered banks (the "Banks") which are lenders to the Trust under an acquisition loan facility (the "Acquisition Facility"). As at October 25, 2002, there were no amounts outstanding under the Acquisition Facility. In connection with the acquisition of the Monarch Hotel, the Trust may draw on the Acquisition Facility to fund a portion of the purchase price for the hotel, and would then use a portion of the proceeds of this offering of Units to repay such indebtedness. See "Use of Proceeds". The Trust is in compliance with the terms of the Acquisition Facility and its financial position has not materially adversely changed since the Acquisition Facility was entered into.

As a consequence of their participation in the offering of Units, RBC Dominion Securities Inc., CIBC World Markets Inc. and TD Securities Inc. will be entitled to share in the underwriting fees in connection with the offering. The decision to distribute the Units hereunder and the determination of the terms of the offering of Units were made through negotiations between the Trust and the Underwriters. The Banks did not have any involvement in such decision or determination. The Trust may be considered to be a "connected issuer" of RBC Dominion Securities Inc., CIBC World Markets Inc. and TD Securities Inc. and the Banks within the meaning of applicable securities legislation.

RISK FACTORS

There are certain risks inherent in an investment in the Units and in the activities of the Trust. In addition to the risk factors specifically enumerated in the 2001 AIF, the Trust is subject to the following additional risks:

Labour Relations

The Trust is a party to a number of collective bargaining agreements covering the portion of its employees who are unionized. One contract expires in the balance of 2002 and five additional contracts will expire in 2003. If the Operator should be unable to renegotiate these agreements, work stoppages could affect the operations of the hotels covered by such agreements.

Business in the United States

Upon the closing of the acquisition of the Monarch Hotel and any other hotel located in the United States (see "Recent Developments"), the Trust will have diversified its income base into the United States. Earnings generated by any such investment will be in U.S. dollars and will fluctuate with general economic conditions in the United States and in particular in the markets in which the properties are located. Distributions to Unitholders will, in part, be funded by earnings from this investment. Accordingly, the Trust's distributable income may be affected by changes in United States tax law and changes in the exchange rate between the Canadian and the United States dollars. The hotel will also operate within the United States regulatory framework that may differ from regulations to which the Trust's Canadian operations are currently subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As at October 24, 2002, FHR indirectly owned approximately 30,139,143 Units representing approximately 35.6% of the outstanding Units, assuming exchange of the outstanding exchangeable shares of Legacy EF acquired in connection with the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac. FHR owns 83.5% of Fairmont and owns all of the outstanding common shares of CPHMC and Delta. CPHMC earns hotel management and advisory fees from the Operator and the Trust under the Management Agreements and the Advisory Agreement, respectively. Fairmont and Delta earn hotel management fees from the Trust. See "The Trust", "Business of the Trust", "Recent Developments" and "Plan of Distribution".

Messrs. William R. Fatt, Chris J. Cahill and M. Jerry Patava are Trustees and officers of the Trust, and Messrs. Terence P. Badour and Neil J. Labatte are officers of the Trust. Each of Messrs. Fatt, Cahill, Patava and Badour is also a director or officer of FHR, Fairmont, Delta, CPHMC, Legacy EF and the Operator. Mr. Labatte is a director or officer of FHR, Fairmont and the Operator.

LEGAL MATTERS

Legal matters in connection with the offering of Units have been passed upon on behalf of the Trust by McCarthy Tétrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. As at the date hereof, the partners and associates of McCarthy Tétrault LLP and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Units of the Trust.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3000, Royal Trust Tower, 77 King Street West, Toronto, Ontario.

The transfer agent and registrar for the Units is Computershare Trust Company of Canada at its offices in Toronto, Ontario, Montreal, Quebec, and Calgary, Alberta. The co-transfer agent is Computershare Trust Company of New York in New York, New York.

FINANCIAL STATEMENTS

In addition to the consolidated historical financial statements of the Trust incorporated herein by reference, applicable securities legislation requires that the Trust include herein the audited combined financial statements of The Fairmont Empress and Fairmont Le Château Frontenac (the "Acquired Hotels") for the year ended and as at December 31, 2000 and the unaudited pro forma consolidated statement of operations and retained earnings of the Trust as if the Acquired Hotels were acquired by the Trust on January 1, 2001. The Acquired Hotels were acquired by the Trust on February 1, 2001.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Purchasers should refer to any applicable provisions of the securities legislation of their particular province for the particulars of these rights or consult with a legal advisor.

FINANCIAL STATEMENTS

January 31, 2002

Compilation Report

To the Trustees of
Legacy Hotels Real Estate Investment Trust

We have reviewed, as to compilation only, the accompanying pro forma consolidated statement of operations and retained earnings (deficit) for the year ended December 31, 2001 of **Legacy Hotels Real Estate Investment Trust** (the "Trust") which has been prepared for inclusion in this Prospectus. In our opinion, the pro forma consolidated statement of operations and retained earnings (deficit) has been properly compiled to give effect to the transactions and the assumptions described in the notes thereto.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

Proforma Consolidated Statement of Operations and Retained Earnings (Deficit)
(in thousands of Canadian dollars except per unit amounts)

	For the Year Ended December 31, 2001			
	Actual	Adjustments		Total
	$	$ (unaudited)		$
Operating revenues				
Rooms	374,459	2,157	2(a)	376,616
Food and beverage	197,185	1,673	2(a)	198,858
Other	35,145	339	2(a)	35,484
	606,789	4,169		610,958
Operating expenses	402,546	4,538	2(a)	407,084
Gross operating profit	204,243	(369)		203,874
Hotel management fees	20,777	115	2(b)	20,892
Property taxes, rent and insurance	43,232	606	2(a)	43,838
Operating income from hotel operations before undernoted items	140,234	(1,090)		139,144
Other expenses				
Amortization of capital assets	30,846	525	2(c)	31,371
Advisory fees	6,264	114	2(d)	6,378
Restructuring costs	1,718	—		1,718
Other	2,321	93	2(e)	2,414
Income before interest expense, income tax expense and goodwill amortization	99,085	(1,822)		97,263
Interest expense, net	45,340	1,277	2(f)	46,617
Income before income tax expense and goodwill amortization	53,745	(3,099)		50,646
Income tax expense (recovery)				
Current	492	30		522
Future	(1,538)	(1,260)	2(g)	(2,798)
	(1,046)	(1,230)		(2,276)
Net income before goodwill amortization	54,791	(1,869)		52,922
Goodwill amortization	1,059	96	2(h)	1,155
Net income for the year	53,732	(1,965)		51,767
Retained earnings (deficit) — at beginning of year	(4,593)	—		(4,593)
Distributions in the year	(58,850)	—		(58,850)
Dividends on exchangeable shares	(9,278)	—		(9,278)
Part VI.I tax on exchangeable share dividends	(3,510)	—		(3,510)
Part VI.I tax deduction	3,160	—		3,160
Retained earnings (deficit) — at end of year	(19,339)	(1,965)		(21,304)
Net income per unit	$ 0.66			$ 0.62
Net income per unit on a diluted basis	$ 0.66			$ 0.62
Distributable income per unit	$ 0.78			$ 0.75
Distributable income per unit on a diluted basis	$ 0.78			$ 0.75

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

Notes to the Proforma Consolidated Statements of Operations and Retained Earnings (Deficit)
(in $000's)

1. Basis of presentation

The unaudited proforma consolidated statement of operations and retained earnings (deficit) gives effect to the acquisition by the Trust of The Fairmont Empress and Fairmont Le Château Frontenac as if the acquisition occurred on January 1, 2001. These two hotels were acquired by the Trust on February 1, 2001. This unaudited proforma statement of operations and retained earnings (deficit) should be read in conjunction with the historical consolidated financial statements and notes thereto of the Trust included in the 2001 Annual Report.

This proforma consolidated statement of operations and retained earnings (deficit) is not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to above.

2. Proforma assumptions and adjustments

(a) The January 2001 operating results are based on actual operating income reported by The Fairmont Empress and Fairmont Le Château Frontenac (the "Hotels").

(b) Hotel management fees were calculated at 2.75% of operating revenues.

(c) Amortization is calculated at 1/11 of the actual amortization reported by the Hotels for the period from February 1, 2001 to December 31, 2001 (the "Period").

(d) Advisory fee is calculated at 1/11 of the actual amounts reported by the Hotels in the Period.

(e) Other represents 1/11 of actual corporate expenses and capital taxes reported by the Hotels in the Period.

(f) Interest expense is based on 1/11 of actual mortgage interest expense reported by the Hotels in the Period.

(g) Future income taxes are calculated based on a normalized corporate tax rate of 40.7%.

(h) Goodwill amortization is calculated at 1/11 of actual amortization reported by the Hotels in the Period.

May 10, 2001

Auditors' Report

To the Trustees of
Legacy Hotels Real Estate Investment Trust

We have audited the combined balance sheet as at December 31, 2000 and the combined statements of operating income before interest and income tax expense and cash flows for the year then ended respecting The Fairmont Empress and Fairmont Le Château Frontenac (the "Hotels"). These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the combined statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements.

In our opinion, these combined financial statements present fairly, in all material respects, the combined financial position of the Hotels as at December 31, 2000 and the results of the operations before interest and income tax expense and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Combined Balance Sheet as at December 31, 2000
(in $000's)

Assets	
Current assets	
Accounts receivable	6,823
Materials and supplies	1,024
Prepaid expenses	477
	8,324
Capital assets (Note 4)	
Land	6,902
Buildings	122,808
Furniture, fixtures and equipment	10,431
	140,141
	148,465
Liabilities	
Current liabilities	
Bank indebtedness	1,000
Accounts payable and accrued liabilities	9,433
	10,433
Properties' equity (Note 5)	138,032
	148,465

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Combined Statement of Operating Income Before Interest and Income Tax Expense for the Year Ended December 31, 2000
(in $000's)

Operating revenues	
Rooms	60,818
Food and beverage	33,128
Others	5,841
	99,787
Operating expenses	61,792
Gross operating profit	37,995
Hotel management fees (Note 3)	3,299
Property taxes, rent and insurance	4,141
Operating income from hotel operations before undernoted items	30,555
Capital tax	645
Amortization of capital assets	4,680
Operating income before interest and income tax expense for the year	25,230

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Combined Statement of Cash Flows
for the Year Ended December 31, 2000
(in $000's)

Operating activities	
Operating income before interest and income taxes	25,230
Item not affecting cash	
Amortization	4,680
Net changes in working capital	
Accounts receivable	(1,740)
Materials and supplies	137
Prepaid expenses	199
Accounts payable and accrued liabilities	635
Cash flow from operating activities	29,141
Investing activities	
Due from CPHREC	(18,915)
Additions to capital assets	(9,942)
Cash flow used in investing activities	(28,857)
Increase in cash during the year	284
Bank indebtedness, beginning of year	(1,284)
Bank indebtedness, end of year	(1,000)

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Notes to Combined Financial Statements
December 31, 2000
(in $000's)

1. Basis of presentation and nature of operations

The combined financial statements of The Fairmont Empress and Fairmont Le Château Frontenac (the "Hotels") include the assets and liabilities and results of operations of the business operating as the Hotels. The Hotels were sold by Canadian Pacific Hotels Real Estate Corporation ("CPHREC") to Legacy Hotels Real Estate Investment Trust on February 1, 2001 for approximately $305 million. The combined financial statements may not necessarily be indicative of the results that would have been attained if the Hotels had been operated as a separate legal entity. The combined financial statements have been prepared solely for inclusion in this Prospectus.

2. Summary of significant accounting policies

Materials and supplies

Materials and supplies are valued at the lower cost, determined on a first-in, first-out basis and replacement value.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided at rates designed to write off the assets over their estimated economic lives. The annual rates of amortization are as follows:

Buildings	sinking fund over 40 years
Furniture, fixtures and equipment	6 — 20% straight line

Revenue recognition

Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured.

Maintenance and repairs

Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Pre-opening expenses

Pre-opening expenses of new facilities are amortized over a period of 60 months, commencing the month following the opening of the facility as defined by the Hotels.

Development costs

Development costs are amortized generally over 36 months from the date of completion of the specific project. If a specific project is abandoned, all development costs are expensed in full.

Operating equipment

The cost of the initial complement of circulating operating equipment such as linens, china, glassware and silver is capitalized and then amortized over a period of 36 months. Replacements are expensed when placed in service.

Financial instruments

The carrying amounts reported in the balance sheet for accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their fair value due to the short term to maturity of these instruments.

3. Related party transactions

Hotel management fees are charged by the hotel manager, Fairmont Hotels Inc. ("FHI") to the Hotels pursuant to the management agreements.

As part of normal business activities, the Hotels reimburse FHI for providing central reservation, sales and marketing, accounting, management information, employee training and other services to the Hotels on a cost recovery basis in accordance with management agreements.

The total amount of these reimbursements charged to operations were $3,705 for the year ended December 31, 2000.

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Notes to Combined Financial Statements — (Continued)
December 31, 2000
(in $000's)

4. Capital assets

	Cost	Amortization	Net
Land	6,902	—	6,902
Buildings	152,968	30,160	122,808
Furniture, fixtures and equipment	46,431	36,000	10,431
	206,301	66,160	140,141

5. Properties' equity

Properties' equity is equal to total assets less total liabilities of the Hotels and is the equivalent of a head office account in the normal concept of divisional / branch accounting.

6. Commitments

Minimum rentals for operating leases for each of the next five fiscal years are:

	$
2001	185
2002	154
2003	136
2004	129
2005	115
	719

CERTIFICATE OF THE TRUST

Dated: October 25, 2002

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities laws of all the provinces of Canada. For the purpose of the *Securities Act* (Québec) and the regulations thereunder, this simplified Prospectus, as supplemented by the documents incorporated herein by reference, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) WILLIAM R. FATT
Vice Chairman and
Chief Executive Officer

(Signed) M. JERRY PATAVA
Executive Vice President,
Chief Financial Officer and Treasurer

On behalf of the Trustees

(Signed) JOHN J. O'CONNOR
Trustee

(Signed) RICHARD A. GOLDSTEIN
Trustee

CERTIFICATE OF THE UNDERWRITERS

Dated: October 25, 2002

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities laws of all the provinces of Canada. For the purpose of the *Securities Act* (Québec) and the regulations thereunder, to our knowledge, this simplified Prospectus, as supplemented by the documents incorporated herein by reference, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: (Signed) RICHARD N. MATHESON

BMO NESBITT BURNS INC.	CIBC WORLD MARKETS INC.	SCOTIA CAPITAL INC.	TD SECURITIES INC.
By: (Signed) JAMES P. BOWLAND	By: (Signed) ALLAN KIMBERLEY	By: (Signed) PETER L. SLAN	By: (Signed) ANDREW PHILLIPS

NATIONAL BANK FINANCIAL INC.

By: (Signed) CRAIG SHANNON

RAYMOND JAMES LTD.

By: (Signed) ROLAND A. CARDY

SALMAN PARTNERS INC.

By: (Signed) TERRANCE K. SALMAN

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

BOWNE

PRINTED IN CANADA
T08063

03 NOV -3   7:21

UNDERWRITING AGREEMENT

October 17, 2002

Legacy Hotels Real Estate Investment Trust
and Fairmont Hotels & Resorts Inc.
Canadian Pacific Tower
Suite 1600, P.O. Box 40
100 Wellington Street West
Toronto-Dominion Centre
Toronto, Ontario M5K 1B7

Attention: Mr. William R. Fatt
Mr. M. Jerry Patava

Dear Sirs:

Re: Offering of Trust Units of Legacy Hotels Real Estate Investment Trust

We understand that Legacy Hotels Real Estate Investment Trust (the **"Trust"**) desires to issue and sell to the Underwriters (as hereinafter defined) 19,500,000 units of the Trust (the **"Purchased Securities"**) at a price per Purchased Security of $7.70 (the **"Unit Price"**) for an aggregate purchase price of $150,150,000 (the **"Purchase Price"**) and is prepared:

(i) to authorize, issue and sell the Purchased Securities; and

(ii) to fulfil all requirements and to take all necessary steps in order to qualify the Purchased Securities for Distribution (as hereinafter defined) in each of the provinces of Canada (the **"Qualifying Jurisdictions"**) and for resale in the United States (as hereinafter defined) in reliance upon Rule 144A under the 1933 Act (as hereinafter defined) in accordance with Schedule "A" hereto (hereinafter, a **"private placement"**).

We further understand that Fairmont Hotels & Resorts Inc. will, or will cause a wholly-owned subsidiary to, purchase 6,500,000 of the Purchased Securities (the **"Fairmont Purchased Securities"**) from the Underwriters at the Unit Price per Purchased Security for an aggregate Purchase Price of $50,050,000.

Upon and subject to the terms and conditions contained herein, RBC Dominion Securities Inc. (**"RBC CM"**), BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Raymond James Ltd. and Salman Partners Inc. (each an **"Underwriter"** and collectively, the **"Underwriters"**) hereby severally agree to purchase from the Trust in the respective percentages set forth in Section 16 and, by its acceptance hereof, the Trust agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all, but not less than all, of the Purchased Securities.

In consideration of the Underwriters' agreement to purchase the Purchased Securities and in consideration of the services to be rendered by the Underwriters in connection therewith, including but not limited to acting as financial advisor to the Trust in respect of the sale of the Purchased Securities, assisting in preparing documentation relating to the Purchased Securities, distributing the Purchased Securities directly and through other Selling Firms (as hereinafter defined) and performing administrative work in connection with the Distribution of the Purchased Securities, the Trust agrees to pay to the Underwriters at the Closing Time a fee of 4.0% of the Purchase Price, provided that no fee shall be payable on the purchase of the Fairmont Purchased Securities, for an aggregate fee of $4,004,000 (the **"Underwriting Fee"**).

In this Agreement:

"1933 Act" means the United States *Securities Act of 1933,* as amended;

"Agreement" means the agreement resulting from the acceptance by the Trust of the offer made by the Underwriters by this letter;

"Amendment" has the meaning ascribed thereto in Section 5;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in the City of Toronto;

"CDS" means The Canadian Depository for Securities Limited;

"Claim" has the meaning ascribed thereto in Section 12;

"Closing" means the completion of the issue and sale by the Trust of the Purchased Securities and the purchase by the Underwriters of the Purchased Securities pursuant to this Agreement;

"Closing Date" means November 1, 2002 or such other date as the Trust and the Underwriters may agree upon in writing and as such date may be extended pursuant to Section 15, but in any event no later than November 29, 2002;

"Closing Time" means 8:30 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Trust and the Underwriters may agree upon in writing;

"Communication" has the meaning ascribed thereto in Section 21;

"Declaration of Trust" means the Declaration of Trust dated as of September 11, 1997, as amended and restated as of October 29, 1997 and as amended and restated as of December 4, 2000;

"Distribution" means "distribution" or "distribution to the public", as those terms are defined by applicable Securities Laws;

"Fairmont" means Fairmont Hotels & Resorts Inc.;

"Fairmont Purchased Securities" has the meaning ascribed thereto above;

"Final Prospectus" means the (final) short form prospectus of the Trust relating to the offering of the Purchased Securities in the Qualifying Jurisdictions, including all documents incorporated by reference therein (in both the English and French languages unless the context indicates otherwise);

"Financial Information" has the meaning ascribed thereto in Section 3(d);

"Global Unit Certificate" has the meaning ascribed thereto in Section 9;

"Hotel Portfolio" means Hotel Portfolio as defined in the Preliminary Prospectus;

"Indemnified Party" has the meaning ascribed thereto in Section 12;

"MRRS" means the mutual reliance review system procedures provided for under National Policy 43-201, Mutual Reliance Review System for Prospectuses and Annual Information Forms of the Canadian securities regulatory authorities;

"misrepresentation", **"material fact"**, **"material change"**, **"person"** and **"company"** have the respective meanings ascribed thereto in the Securities Laws in effect in the Province of Ontario;

"OSC" means the Ontario Securities Commission;

"Preliminary Prospectus" means the preliminary short form prospectus of the Trust dated October 18, 2002, relating to the offering of the Purchased Securities in the Qualifying Jurisdictions, including all documents incorporated by reference therein (in both the English and French languages unless the context indicates otherwise);

"Prospectus" means the Preliminary Prospectus and the Final Prospectus;

"POP System" means the system established by the Canadian securities regulatory authorities as described in National Instrument 44-101, Short Form Prospectus Distributions relating to the ability of an issuer to file a short form prospectus;

"Purchase Price" has the meaning ascribed thereto above;

"Purchased Securities" has the meaning ascribed thereto above;

"Qualification Date" has the meaning ascribed thereto in Section 15(c);

"**Qualifying Jurisdictions**" has the meaning ascribed thereto above;

"RBC CM" means RBC Dominion Securities Inc.;

"Schedule" has the meaning ascribed thereto in Section 9;

"Selling Firms" has the meaning ascribed thereto in Section 2;

"**Securities Laws**" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations made thereunder together with applicable published national and local policy statements, rules, notices, blanket orders and rulings of the securities regulatory authorities in such provinces and includes the rules, by-laws and requirements of the TSX;

"**Subsidiaries**" has the meaning ascribed thereto in Section 7(v);

"**Trust**" has the meaning ascribed thereto above;

"**Trust Units**" means trust units of the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters**" has the meaning ascribed thereto above;

"**Underwriting Fee**" has the meaning ascribed thereto above;

"**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"**Units**" means units in the capital of the Trust;

"**U.S. Dealer**" means a broker-dealer registered as such with the United States Securities and Exchange Commission under Section 15 of the United States *Securities Exchange Act of 1934*, as amended, and who is a member of the National Association of Securities Dealers; and

"**U.S. Private Placement Memorandum**" has the meaning ascribed thereto in Section 3(f).

Any reference in this Agreement to a Section number shall refer to a section of this Agreement. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto by the Preliminary Prospectus, as such may be amended.

TERMS AND CONDITIONS

1. Qualification of Purchased Securities

The Trust shall fulfil all legal requirements to be fulfilled by it, to enable the Purchased Securities to be offered for sale and sold (i) to the public in each of the Qualifying Jurisdictions by or through the Underwriters and other investment dealers and brokers who comply with the applicable Securities Laws and (ii) on a private placement basis in the United States. All legal requirements to enable the Distribution of the Purchased Securities shall be fulfilled as soon as practicable. Without limiting the generality of the foregoing, the Trust shall file the Preliminary Prospectus in each of the Qualifying Jurisdictions and obtain a preliminary MRRS decision document issued by the OSC, in its capacity as the principal regulator pursuant to the MRRS, at or prior to 5:00 p.m. (Toronto time) on October 18, 2002. The Trust shall, as soon as possible after any regulatory deficiencies have been satisfied with respect to the Preliminary Prospectus on a basis acceptable to the Underwriters, acting reasonably, file the Final Prospectus in each of the Qualifying Jurisdictions and obtain a final MRRS decision document issued by the OSC, in

its capacity as the principal regulator, pursuant to the MRRS evidencing that a receipt has been issued for the Final Prospectus by each of the securities regulatory authorities of the Qualifying Jurisdictions on or prior to 6:00 p.m. (Toronto time) on October 25, 2002 (or such later date or time as may be agreed to in writing by the Trust and the Underwriters) on behalf of the Province of Ontario and each of the other Qualifying Jurisdictions for the Final Prospectus other than any Qualifying Jurisdiction which has opted out of MRRS (in which case the Trust shall obtain a receipt for the Final Prospectus in any Qualifying Jurisdiction which has opted out of MRRS and shall provide the Final Prospectus in compliance with Section 4 on or before October 28, 2002 (or such later date or time as may be agreed to in writing by the Trust and the Underwriters)).

2. **Distribution of Purchased Securities**

The Underwriters will offer the Purchased Securities for sale to the public in the Qualifying Jurisdictions and on a private placement basis in the United States directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers are referred to herein, including any U.S. Dealers, as the **"Selling Firms"**), only as permitted by applicable Securities Laws and upon the terms and conditions set forth in the Final Prospectus and this Agreement. The Underwriters will not directly sell or distribute any Purchased Securities in the United States, but may arrange for resales of the Purchased Securities in the United States solely through their respective affiliated U.S. Dealers, as contemplated by Schedule "A" hereto, the provisions of which are agreed to by the Trust and the Underwriters and are incorporated by reference herein. The Underwriters will not solicit offers to purchase or sell the Purchased Securities so as to require registration thereof or the filing of a Final Prospectus with respect thereto under the laws of any jurisdiction, other than the Qualifying Jurisdictions and will require each Selling Firm to agree with the Underwriters not to so solicit, offer or sell. The Underwriters agree to sell the Purchased Securities only in accordance with, and in a manner permitted by, the laws of each jurisdiction in which the Purchased Securities are sold and to require each Selling Firm to agree with the Underwriters to so sell the Purchased Securities.

The Underwriters further agree, subject to receipt of the same from the Trust, to send a copy of all documents of the Trust incorporated by reference in the Final Prospectus to all persons to whom copies of the Final Prospectus are sent who request that the Underwriters send them such documents and further agree to require each Selling Firm to agree with the Underwriters to distribute the same documents in the manner stipulated. For purposes of this Section 2, the Underwriters shall be entitled to assume that the Purchased Securities are qualified for Distribution in any Qualifying Jurisdiction where a receipt or similar document (including an MRRS decision document) for the Final Prospectus shall have been obtained from the applicable securities regulatory authority following the filing of the Final Prospectus, and may be offered for sale in the United States on a private placement basis.

Notwithstanding the foregoing provisions of this Section 2, an Underwriter will not be liable to the Trust under this Section 2 with respect to a default under this Section 2 or Schedule "A" by another Underwriter or another Underwriter's United States broker-dealer affiliate, as the case may be. However, each Underwriter shall be liable to the Trust under this Section 2 or Schedule "A" with respect to any breach by it or its United States broker-dealer affiliates of this Section 2 or of the United States selling restrictions set forth in Schedule "A".

The Underwriters shall use their reasonable best efforts to complete and cause the Selling Firms to complete Distribution of the Purchased Securities in the Qualifying Jurisdictions as promptly as possible, and in any event no later than November 14, 2002, and shall give prompt notice to the Trust when, in the opinion of the Underwriters, such Distribution has been completed and shall give notice to the Trust of the proceeds realized in each jurisdiction from the Distribution of the Securities.

The Trust shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Prospectus and any Amendment thereto (as hereinafter defined) and shall allow the Underwriters and their counsel to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters to execute any certificate required to be executed by the Underwriters in such documentation.

3. **Documents to be Delivered**

The Trust shall deliver to the Underwriters:

(a) on or prior to the filing of the Preliminary Prospectus, a copy of the Preliminary Prospectus signed as required by the laws of the Qualifying Jurisdictions;

(b) on or prior to the date of filing of the Final Prospectus, a copy of the Final Prospectus signed as required by the laws of the Qualifying Jurisdictions;

(c) on or prior to the date of filing of an Amendment (as hereinafter defined), copies of any Amendment signed as required by the laws of the Qualifying Jurisdictions;

(d) at the time of the delivery to the Underwriters pursuant to this Section 3 of the Prospectus and any Amendment, in each case in the French language,

   (i) opinions of Quebec counsel to the Trust dated the date of such document and stating that, except for any financial charts, financial statements, notes to financial statements, auditors' reports and management's discussion and analysis (collectively, the **"Financial Information"**) contained or incorporated by reference in such document, the document in the French language is in all material respects a complete and accurate translation of the document in the English language and that such versions are not susceptible of any materially different interpretations with respect to any material matter contained therein; and

   (ii) opinions of the auditors of the Trust dated the date of such document and stating that the Financial Information contained in such document in the French language is in all material respects a complete and proper translation of the Financial Information contained or incorporated by reference therein in the English language;

(e) at the time of the delivery to the Underwriters of the Final Prospectus pursuant to Section 3(b), a comfort letter dated the date of the Final Prospectus from the auditors of the Trust and acceptable in form and substance to the Underwriters, with respect to the financial and accounting information contained in the Final Prospectus based on a review by the auditors having a cut-off date not more than two Business Days prior to the date of the comfort letter; and

(f) as soon as practicable after the Final Prospectus and any Amendments are prepared, a private placement memorandum incorporating the Final Prospectus or any Amendment, as the case may be, prepared for use in connection with the offering for sale of the Purchased Securities in the United States (the **"U.S. Private Placement Memorandum"**), and, forthwith after preparation, any amendment to the U.S. Private Placement Memorandum.

During the period commencing on the date hereof and until completion of the purchase of the Purchased Securities, the Trust will promptly provide to the Underwriters drafts of any press releases of the Trust for review and comment by the Underwriters and the Underwriters' counsel prior to issuance.

4. **Commercial Copies**

The Trust shall cause commercial copies of the Prospectus and the U.S. Private Placement Memorandum to be delivered to the Underwriters without charge in such numbers and in such cities, as the Underwriters may reasonably request on oral or written instruction from RBC CM (on behalf of the Underwriters) to the Trust or the printer of such documents given on or about the dates the Preliminary Prospectus and the Final Prospectus are filed under the MRRS. Such delivery shall be effected as soon as possible after the MRRS decision document has been issued by the OSC in respect thereof and, in any event, not later than the end of the Business Day following the date of the MRRS decision document relating to the Preliminary Prospectus in respect of the Preliminary Prospectus and not later than the end of the Business Day following the date of the MRRS decision document relating to the Final Prospectus in respect of the Final Prospectus. The Trust shall similarly cause to be delivered commercial copies of the Amendment required to be delivered or the documents incorporated by reference in the Prospectus, on request or otherwise, to the Underwriters. The commercial copies of the Preliminary Prospectus, the Final Prospectus and any Amendment shall be identical in content to the electronically transmitted versions thereof filed with Canadian securities regulatory authorities pursuant to the System for Electronic Document Analysis and Retrieval.

5. **Amendment**

The Trust shall deliver to the Underwriters duly signed copies of all amendments or supplements or any other supplemental documents to the Prospectus, as the case may be, required to be prepared by the Trust under applicable Securities Laws or to the documents incorporated therein by reference (collectively, the **"Amendment"**) or other documents required to be filed under Section 6. The Amendment shall be in form and substance satisfactory to the Underwriters. Prior to the filing of any Amendment, the Trust shall deliver to the Underwriters

with respect to such Amendment, letters and opinions similar to those referred to in Sections 3(d) and 3(e).

6. **Material Changes**

Commencing on the date hereof and until the completion of the Distribution, the Trust shall promptly notify the Underwriters in writing of:

(a) any change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital or ownership of the Trust and the Subsidiaries (as hereinafter defined) taken as a whole or in the business, affairs, operations, assets or liabilities of the Hotel Portfolio or any change to the Hotel Portfolio;

(b) any material fact that has arisen or has been discovered which would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus; and

(c) any change in any material fact in the Prospectus or Amendment, or the existence of any new material fact,

which change or new material fact is, or may be, of such a nature as:

(d) to render the Prospectus or Amendment, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue in any material respect or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or new material fact, containing a misrepresentation;

(e) would result in the Prospectus or any Amendment, as they exist taken together in their entirety immediately prior to such change or new material fact, not complying with laws of the Qualifying Jurisdictions;

(f) would reasonably be expected to have a significant effect on the market price or value of the Purchased Securities; or

(g) would be material to a prospective purchaser of the Purchased Securities.

The Trust shall promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under applicable Securities Laws arising as a result of such fact or change; provided that the Trust shall not file any Amendment or other document without first consulting with the Underwriters as to the form and content thereof. The Trust shall, in good faith, discuss with the Underwriters any fact or change (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is any doubt as to whether notice in writing need be given to the Underwriters pursuant to this Section 6 and, in any event, prior to making any filing referred to in this Section 6.

In addition, if, prior to the completion of the Distribution, there is any change in any applicable Securities Laws which results in the requirement to file an Amendment, the Trust shall, to the reasonable satisfaction of the Underwriters' counsel in the applicable jurisdictions, make any such filing required as soon as possible.

7. **Representations and Warranties of the Trust**

(a) The delivery to the Underwriters of the documents referred to in Sections 3(a), 3(b) and Section 4 shall constitute the Trust's consent to the use by the Underwriters and the Selling Firms of such documents in connection with the Distribution of the Purchased Securities in the Qualifying Jurisdictions or the private placement thereof in the United States in compliance with the provisions of this Agreement and shall constitute the Trust's representation and warranty to the Underwriters that:

(i) such documents at the time of their signing or filing fully complied with the requirements of the applicable Securities Laws pursuant to which they were filed and all the information and statements relating to the Trust contained therein (except for information or statements provided by and relating solely to the Underwriters and information or statements which are modified or superseded by information or statements contained in an Amendment) were, at the respective dates of delivery thereof, true and correct in all material respects, contained no misrepresentation (as defined in applicable Securities Laws) and constituted full, true and plain disclosure of all material facts relating to the Purchased Securities as required by the applicable Securities Laws;

(ii) no material fact or information (except facts or information relating solely to the Underwriters) has been omitted from such documents and no other fact or information (except facts or information relating solely to the Underwriters) has been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made;

(iii) the financial statements included in such documents or incorporated by reference therein present fairly in all material respects the consolidated financial position of the Trust as at the date indicated and, except as otherwise stated in such documents, such financial statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis;

(iv) the Trust is a validly existing trust under the laws of the Province of Alberta with all necessary trust power and authority to own and lease its properties and to conduct its business as described in the Prospectus;

(v) the Trust does not have any material subsidiaries, other than Legacy Hotels Corporation, 3428826 Canada Ltd., 3530094 Canada Inc., 3428834

Canada Ltd., 3428842 Canada Ltd., 3428851 Canada Ltd., 3755860 Canada Inc., 3755878 Canada Inc., 3820688 Canada Inc., 3858464 Canada Inc., 3803082 Canada Inc., Legacy EF Inc., Legacy Empress Title Corp., Legacy Frontenac Title Corp. LHC Holdings (U.S.) Inc., LHCW Hotel Holding LLC, LHCW Hotel Holding (2002) LLC, LHCW Hotel Operating Company (2002) LLC, LHCS Hotel Holding LLC, LHCS Hotel Holding (2002) LLC, LHCS Hotel Operating Company (2002) LLC, 4073151 Canada Inc., 4075447 Canada Inc., Eau Claire Hotel Operating Trust, Legacy Hotels Holdings (No. 1) Corporation, Legacy Hotels Holdings (No. 2) Corporation, Legacy Hotels Holdings (No. 3) Corporation, 6028837 Canada Inc., LHC Holdings (U.S.) Corporation, LEC Restaurant 1 Inc. and LEC Restaurant 2 Inc. (collectively, the **"Subsidiaries"**);

(vi) each of the Subsidiaries is duly incorporated or otherwise formed and is validly existing as a subsisting corporation or limited liability company or trust under the laws of its jurisdiction of incorporation or other organization with all necessary power and authority to own, lease and operate, as applicable, its properties and to conduct its business as described in the Prospectus;

(vii) the Trust or a Subsidiary of the Trust is the registered and beneficial owner of all of the issued and outstanding common shares or membership interests or is the sole beneficiary of the Subsidiaries with good and marketable title to all of such shares or membership interests, free and clear of any liens, pledges, charges, encumbrances, security interests or other adverse claims whatsoever, except as disclosed in the Prospectus;

(viii) the attributes and characteristics of the Purchased Securities to be issued at the Closing Time will conform in all material respects to the attributes and characteristics thereof described in the Prospectus or any Amendment;

(ix) except as otherwise described in the Prospectus, no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase, subscription or issuance of any of the unissued securities of the Trust;

(x) all authorizations, approvals and consents to be obtained by the Trust under applicable laws, or under any agreements or documents by which the Trust is bound, for the execution and delivery of this Agreement, and the failure of which to obtain would have a material adverse impact on the Trust, have been obtained and are in full force, and this Agreement will be a legal, valid and binding agreement of the Trust enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity;

(xi) an application has been made by the Trust to list the Purchased Securities on the TSX;

(xii) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust in connection with the sale and delivery of the Purchased Securities by the Trust in any Qualifying Jurisdictions except such as may be required under applicable Securities Laws therein;

(xiii) the Trust is eligible in accordance with the provisions of the POP System to file a short form prospectus in each of the Qualifying Jurisdictions;

(xiv) the allotment and issue of the Purchased Securities has been duly authorized and, upon issue, the Purchased Securities will be validly issued and outstanding as fully paid and non-assessable trust units; and

(xv) there are no actions, suits or proceedings before or by any court or governmental agency or body now pending, or to the best of the knowledge of the Trust and its trustees and officers, threatened, against or affecting the Trust or any of the Subsidiaries which might materially and adversely affect the business, operations or condition (financial or otherwise) of the Trust or its property or assets.

(b) The delivery to the Underwriters of the documents referred to in Sections 3(a), 3(b) and Section 4 shall constitute Fairmont's representation and warranty to the Underwriters that:

(i) all of the information and statements relating to Fairmont contained in such documents were, at the respective dates of delivery thereof, true and correct in all material respects, contain no misrepresentation and constituted full, true and plain disclosure of all material facts relating thereto;

(ii) Fairmont has been duly incorporated and is validly existing as a subsisting corporation under the laws of its jurisdiction of incorporation with all necessary corporate power and authority to own, lease and operate its properties and to conduct its business;

(iii) each of Canadian Pacific Hotels Management Corporation, Fairmont Hotels Inc. and Delta Hotels Limited has been duly incorporated and is validly existing as a subsisting corporation under the laws of its jurisdiction of incorporation with all necessary corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus;

(iv) all authorizations, approvals and consents to be obtained by Fairmont under applicable laws, or any agreements or documents by which it is bound, for the execution and delivery of this Agreement have been

obtained and are in full force, and this Agreement is a legal, valid and binding agreement of Fairmont enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity; and

(v) there are no actions, suits or proceedings before any court or governmental agency or body now pending, or to the best of the knowledge of Fairmont and its officers, threatened, against or affecting Fairmont or any of its subsidiaries which might prevent the consummation of the transactions contemplated hereby.

(c) Any certificate signed by any officer or other authorized signatory of the Trust or Fairmont and delivered to the Underwriters or to their counsel shall be deemed a representation and warranty by the Trust or Fairmont, as applicable, to each Underwriter as to the matters covered by the certificate.

8. **Covenants**

The Trust covenants to the Underwriters that:

(i) the Trust will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus and any Amendment has been filed and receipts therefor have been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(ii) the Trust shall use its best efforts to ensure that the Purchased Securities will be listed and posted for trading on the TSX from and after the Closing Date;

(iii) the Trust will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (A) the issuance by any securities regulatory authority of any order suspending or preventing the use of the Prospectus or any Amendment; (B) the suspension of the qualification of the Purchased Securities in any of the Qualifying Jurisdictions; (C) the institution, threatening or contemplation of any proceeding for any such purposes; or (D) any requests made by any securities regulatory authority for amending or supplementing the Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (A) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(iv) the Trust shall, prior to the completion of the Distribution of the Purchased Securities in Canada, take or use its best efforts to cause to be taken all steps and proceedings that may be required under applicable Securities Laws to qualify the Purchased Securities for sale to the public in the Qualifying Jurisdictions through registrants registered under applicable laws who have complied with the relevant provisions of applicable Securities Laws; and

(v) prior to the completion of the Distribution of the Purchased Securities in Canada, the Prospectus and any Amendment will comply with the requirements of applicable Securities Laws, will provide full, true and plain disclosure of all material facts relating to the Trust and to the Purchased Securities to the extent required by applicable Securities Laws and will not contain any misrepresentation (provided that the foregoing covenant of the Trust shall not apply to facts or information relating solely to the Underwriters or which are modified by or superseded by facts or information contained in the Final Prospectus or any Amendment).

9. **Closing**

The Closing shall take place at the offices of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1E6 at the Closing Time. At the Closing Time, an amended schedule (the **"Schedule"**), reflecting the issuance of the Purchased Securities, to the global unit certificate held by CDS (the **"Global Unit Certificate"**) shall be delivered by or on behalf of the Trust to RBC CM on behalf of the Underwriters, against payment by RBC CM on behalf of the Underwriters of the Purchase Price for the Purchased Securities, by certified cheque or bank draft, payable to the order of the Trust in Canadian funds payable at par in the City of Toronto less the amount of the Underwriting Fee.

10. **Closing Conditions**

The Underwriters' obligations under this Agreement are conditional upon and subject to the following conditions being fulfilled at or prior to the Closing Time, which conditions may be waived in writing in whole or in part by the Underwriters:

(a) the Underwriters shall have received at the Closing Time the Schedule reflecting the Purchased Securities as contemplated by Section 9;

(b) the Underwriters shall have received at the Closing Time the fees as contemplated by Section 9;

(c) (i) the Underwriters shall have received at the Closing Time a certificate dated as of the Closing Date and signed on behalf of the Trust by its chief financial officer or such other person as may be agreed upon by the Underwriters, acting reasonably, certifying that to the best of the knowledge, information and belief of such person, after having made or caused to be made reasonable inquiries and having carefully examined the Prospectus and any Amendment and except as may be disclosed in the Prospectus or any Amendment:

(A) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Purchased Securities or any other securities of the Trust has been issued by any regulatory authority or stock exchange and is continuing in effect and no proceedings for that purpose have been instituted or are pending

or, to the knowledge of such officer, contemplated or threatened under any of the Securities Laws or by any other regulatory authority;

(B) since the respective dates as of which information is given in the Prospectus as amended by any Amendment that (X) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust and its Subsidiaries, and (Y) no transaction has been entered into by the Trust that is material to the Trust other than as disclosed in the Prospectus or the Amendment, as the case may be;

(C) the Trust's representations and warranties herein are true and correct at the Closing Time as if made as at such time;

(D) the Trust has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by it except to the extent that the same have been waived by the Underwriters in writing pursuant hereto; and

(E) as to such other material matters as the Underwriters may reasonably request;

(ii) the Underwriters shall have received at the Closing Time a certificate dated as of the Closing Date and signed on behalf of Fairmont by its chief executive officer and chief financial officer or such other persons as may be agreed upon by the Underwriters, acting reasonably, certifying that to the best of the knowledge, information and belief of each such person, after having made or caused to be made reasonable inquiries:

(A) no order prohibiting the purchase of the Fairmont Purchased Securities has been issued and, to the knowledge of such person, no proceeding for such purposes are pending or threatened;

(B) the representations and warranties of Fairmont herein are true and correct as at the Closing Time as if made at such time;

(C) Fairmont has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by it on or before the Closing Time except to the extent that the same have been waived by the Underwriters in writing pursuant hereto; and

(D) as to such other material matters as the Underwriters may reasonably request;

(d) the Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date and addressed to the Underwriters and their counsel, from counsel to the Trust and Fairmont, as applicable, with respect to:

(i) the Trust being duly created and validly existing and Fairmont being duly incorporated and validly existing;

(ii) all necessary actions having been taken by the Trust to authorize the signing and delivery by the Trust of the Prospectus and any Amendment;

(iii) no consent, approval, authorization or order of or filing with any Canadian federal or provincial court or public, governmental or regulatory agency or body being required to be made or obtained by the Trust or Fairmont for the execution, delivery and performance by the Trust or Fairmont, as the case may be, of this Agreement or for the consummation of the transactions contemplated hereby, except for such as have been made or obtained under applicable Securities Laws;

(iv) the Trust and Fairmont having the power and authority and taking all necessary action to enter into, execute, deliver and perform its obligations under this Agreement;

(v) the conformity of the Purchased Securities to the description thereof in the Prospectus;

(vi) the due execution and delivery by the Trust and Fairmont of this Agreement and the legality, validity and enforceability of this Agreement against the Trust and Fairmont, as the case may be (subject to usual qualifications);

(vii) the Schedule to the Global Unit Certificate when registered and delivered in accordance herewith, against payment to the Trust by the Underwriters of the Purchase Price, being in proper form and having been duly issued, certified, registered and delivered by the transfer agent and registrar;

(viii) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and the sale of the Purchased Securities and delivery of the Schedule to the Global Unit Certificate at the Closing Time not resulting in a breach of, and not creating a state of facts which, after notice or lapse of time, or both, results in a breach of, or a conflict with or a default under (X) any of the terms, conditions or provisions of the Declaration of Trust, by-laws or resolutions of the unitholders or Trustees (or any committee thereof) of the Trust, (Y) the articles, by-laws, resolutions of shareholders or directors (or committees thereof) or material agreements of Fairmont, or (Z) any laws of Canada or the Province of Ontario or the Province of Alberta;

(viii) all documents having been filed and all requisite proceedings having been taken and all approvals, permits, consents and authorizations of the appropriate regulatory authorities under the Securities Laws having been obtained by the Trust to qualify the Purchased Securities in each of the Qualifying Jurisdictions through investment dealers or brokers registered under the applicable laws of the Qualifying Jurisdictions who have complied with such applicable laws;

(ix) that the Purchased Securities have been conditionally approved for listing by the TSX on or before the Closing Date;

(x) that the Trust is a "reporting issuer" not in default within the meaning of the *Securities Act* (Ontario) and has the equivalent or similar status in each of the other Qualifying Jurisdictions;

(xi) the confirmation of the accuracy and completeness of the sections in the Final Prospectus entitled "Canadian Federal Income Tax Considerations" and "Eligibility for Investment";

(e) the Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date of counsel to the Underwriters as to such matters relating to the offering of the Purchased Securities as the Underwriters may reasonably require, it being understood that counsel to the Underwriters may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Ontario or Canada and may rely on the opinions of counsel to the Trust as to matters which relate specifically to the Trust;

(f) the statements as to matters of the laws of the various provinces and of the federal laws of Canada set forth in the Final Prospectus under the heading "Eligibility for Investment" shall be true as at the Closing Time;

(g) the Trust shall have complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied up to the Closing Time;

(h) the Underwriters shall have received at the Closing Time comfort letters from the auditors of the Trust dated the date of delivery and acceptable in form and substance to the Underwriters bringing the information contained in any comfort letters referred to in Section 3(e) forward to the Closing Time, provided that such comfort letters shall be based on a review by the auditors having a cut-off date not more than two Business Days prior to the Closing Time;

(i) the Underwriters shall have received at the Closing Time an opinion of the Trust's counsel dated the Closing Date and acceptable in form and substance to the Underwriters' counsel, as to compliance with the laws of the Province of Quebec relating to the use of the French language;

(j) if any Purchased Securities are sold by private placement in the United States, the Underwriters shall have received a favourable legal opinion dated the Closing Date of United States counsel for the Trust to the effect that it is not necessary, in connection with the offer, sale and initial resale of the Purchased Securities in the United States under the circumstances contemplated by this Agreement, to register such Purchased Securities under the 1933 Act;

(k) the Underwriters shall have received at the Closing Time an agreement of Fairmont, in form and substance satisfactory to the Underwriters, regarding Fairmont's waiver of any rights of rescission or damages under applicable Securities Laws that it may have at any time against the Underwriters in respect of the purchase of the Fairmont Purchased Securities hereunder; and

(l) the Underwriters shall have reviewed by the Closing Time a memorandum of PricewaterhouseCoopers LLP, auditors of the Trust, regarding Canadian and United States tax issues associated with the structure of the proposed indirect acquisition by the Trust of the Monarch Hotel in Washington D.C. in substantially the same form as the draft earlier provided to the Underwriters for review.

11. **Direction**

At the Closing Time, RBC CM shall deliver to CDS the Schedule and the Underwriters shall instruct CDS as to the accounts of participants in CDS that should initially be credited with the Purchased Securities.

12. **Indemnity**

(a) Indemnity. The Trust covenants and agrees that it shall (subject to Sections 12(f) and 13) protect and indemnify the Underwriters and their respective shareholders, directors, officers, partners, employees and agents (the **"Indemnified Parties"**) from and against all losses (other than loss of profit and consequential damages in connection with the Distribution of the Purchased Securities in the Qualifying Jurisdictions), claims, costs, damages and liabilities (collectively, the **"Claims"** and individually, a **"Claim"**) caused by or arising directly or indirectly by reason of:

(i) any information or statement (except any information or statement furnished by or relating to the Underwriters or any of them) contained in the Prospectus, or any Amendment or any document incorporated by reference in such Prospectus or Amendment being or being alleged to be a misrepresentation (as defined by applicable Securities Laws) or untrue or any omission or alleged omission to state therein any fact or information (except facts or information relating to the Underwriters or any of them) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

(ii) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or by any other competent authority, based upon any untrue statement, omission or misrepresentation (as defined by applicable Securities Laws) or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters or any of them) in the Prospectus or any Amendment or any document incorporated by reference in such Prospectus or Amendment (except any document or material delivered or filed by the Underwriters or any of them) preventing or restricting the trading in, the sale or Distribution of the Purchased Securities in any of the Qualifying Jurisdictions.

(b) Notification of Claims. If any Claim contemplated by this Section 12 shall be asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 12 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall give notice to the Trust as soon as possible of the nature of such Claim (provided that any failure to so notify in respect of any potential Claim shall not affect the Trust's liability and provided further that any failure to so notify in respect of any actual Claim shall affect the Trust's liability under this Section 12 only to the extent that it is materially prejudiced by such failure).

(c) Retaining Counsel. The Trust shall, subject as hereinafter provided, be entitled (but not required) to assume conduct of any negotiations, defence or settlement on behalf of the Indemnified Party of any such Claim or any suit brought to enforce such Claim; provided that the conduct of any negotiations, defence or settlement shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Trust without, in each case, the prior written consent of all parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to retain separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i) the Trust fails to assume the defence of such suit on behalf of the Indemnified Party within five Business Days of receiving notice of such suit;

(ii) the employment of such counsel has been authorized by the Trust; or

(iii) the named parties to any such suit (including any added or third parties) include both the Indemnified Party and the Trust and the Indemnified Party shall have been advised by counsel that the representation of both parties by the same counsel would be inappropriate due to the actual differing interests between them or there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Trust;

(in the case of each of (c)(i), (ii) or (iii), the Trust shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction).

(d) Not to Claim Contribution. The Trust further agrees not to claim contribution from the Indemnified Parties in the event of any action brought against the Trust as a result of any information, statement or omission referred to in Section 12(a)(i) (except any information or statement or omission relating to the Underwriters or any of them).

(e) Right of Indemnity in Favour of Others. It is the intention of the Trust to constitute the Underwriters as the trustees for the respective Underwriters' directors, shareholders, officers, employees and agents of the covenants of the Trust under this Section 12 with respect to such Underwriter's directors, shareholders, officers, employees and agents and the Underwriters agree to accept such trust and hold and enforce such covenants on behalf of such persons.

(f) Indemnity not Available. Notwithstanding the provisions of Section 12, the foregoing rights of indemnity shall not enure to an Indemnified Party if the Trust has complied with the provisions of Section 6 and the claim for indemnification relates to a person asserting a claim in respect of an alleged untrue statement in or alleged omission from the Final Prospectus, or any Amendment thereto, and such person was not provided with a copy of the document which corrects such alleged untrue statement or alleged omission and which is required, under applicable law, to be sent or delivered to such person by such Indemnified Party.

13. **Contribution**

In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 12 would otherwise be available in accordance with its terms but is, for any reason not attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by an Indemnified Party or is insufficient to hold the Indemnified Party harmless, the Trust and the Indemnified Parties shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits and consequential damages) of the nature contemplated in Section 12 (including legal fees and disbursements) and suffered or incurred by the Indemnified Parties in such proportions so that the Underwriters are responsible for that portion thereof as is represented by the percentage that the total Underwriting Fee bears to the total gross proceeds to the Trust of the sale of the Purchased Securities (including the Underwriting Fee), both as determined pursuant to the provisions hereof, and the Trust shall be responsible for the balance; provided that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of such total Underwriting Fee or any portion thereof actually received. However, a party who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall not, to the extent that the claims, expenses, costs, liabilities and losses were caused by such activity, be

entitled to claim contribution therefor from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

The rights to contribution provided in this Section 13 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties or the Trust may have by statute or otherwise at law. If an Indemnified Party has reason to believe that a claim for contribution may arise, the Indemnified Party shall give the Trust notice thereof in writing, but failure to so notify shall not relieve the Trust of any obligation which it may have to the Indemnified Party under this Section 13, except to the extent that it is materially prejudiced by such failure, and the right of the Trust to assume the defence of such Indemnified Party shall apply as set out in Section 12, *mutatis mutandis*.

14. **Expenses of the Offering**

Whether or not the transactions herein contemplated shall be completed, all expenses of or incidental to the sale of the Purchased Securities shall be borne by the Trust, including, without limitation, expenses payable in connection with the qualification of the Purchased Securities, the fees and expenses of counsel and auditors to the Trust and all costs incurred in connection with the preparation, translation, printing and delivery of the Prospectus and any Amendment (including commercial copies thereof). The fees and expenses of counsel for the Underwriters and the out-of-pocket expenses of the Underwriters shall be borne by the Underwriters; provided that in the event that the sale of the Purchased Securities is not completed as contemplated hereby by reason of a breach of this Agreement by the Trust, the Trust shall assume and pay the reasonable fees and expenses of counsel to the Underwriters and the reasonable out-of-pocket expenses of the Underwriters.

15. **Termination**

In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement:

(a) if any inquiry, action, suit, investigation or other proceeding whether formal or informal is announced, threatened or commenced or any order is issued under or pursuant to any statute, or otherwise (except for any inquiry, investigation or other proceeding, or any order, based upon the activities or alleged activities of the Underwriters or the Selling Firms) or there is any change of law, which, in the opinion of an Underwriter, acting reasonably, operates to prevent or restrict the trading in the Purchased Securities or the completion of this offering or which, in the opinion of an Underwriter, acting reasonably, has a material adverse effect on the Distribution of the Purchased Securities, by giving the Trust written notice to that effect at any time prior to the Closing Time;

(b) if, prior to the completion of the Distribution of the Purchased Securities, there shall occur any change, occurrence or development as is contemplated in Section 6 (other than a change, occurrence or development related to the Underwriters), which in the Underwriters' opinion could be reasonably expected

to have a material adverse effect on the market price or value of the Purchased Securities, by giving the Trust written notice to that effect not later than the earlier of (i) the Closing Time and (ii) 5:00 p.m., Toronto time, on the fifth Business Day following the later of (A) the date on which all applicable filing or other requirements with respect to such change, occurrence or development have been complied with in all the Qualifying Jurisdictions and any appropriate receipts obtained therefor and (B) the date on which the Underwriters' requirements of commercial copies of the Prospectus and any Amendment thereto have been delivered as provided herein;

(c) if, prior to the earlier of (i) the Closing Time and (ii) 5:00 p.m., Toronto time, on the fifth Business Day following the later of (A) the date on which qualification for Distribution of the Purchased Securities in all the Qualifying Jurisdictions has been completed and notice thereof from the Trust or its counsel, has been received by the Underwriters, and (B) the date on which the Underwriters' requirements of commercial copies of the Prospectus and any Amendment thereto have been delivered as herein provided (such later date being hereinafter referred to as the **"Qualification Date"**), there should develop, occur or come into effect any occurrence of national or international consequence or any action, government law or regulation or inquiry which in the Underwriters' opinion seriously affects, or may seriously affect, the financial markets or the business of the Trust in each case taken as a whole, by giving the Trust written notice to that effect not later than the earlier of (i) the Closing Time and (ii) 5:00 p.m., Toronto time, on the sixth Business Day following the Qualification Date; or

(d) the due diligence review undertaken by or on behalf of any of the Underwriters reveals any material adverse information or fact not publicly disclosed or which in the opinion of any of the Underwriters, acting reasonably, materially and adversely affects or may materially and adversely affect the marketability of the Securities.

If any Underwriter terminates its obligations hereunder pursuant to this Section 15, the liability of the Trust hereunder to such Underwriter, if any, shall be limited to the respective obligations of such parties under Sections 12, 13 and 14.

16. **Underwriting Percentages**

The Underwriters' obligation to purchase the Purchased Securities at the Closing Time shall be several and not joint, and the Underwriters' respective obligations in this respect shall be as to the following percentages of the aggregate amount of Purchased Securities to be purchased at that time:

RBC Dominion Securities Inc.	32%
BMO Nesbitt Burns Inc.	15%
CIBC World Markets Inc.	15%
Scotia Capital Inc.	15%
TD Securities Inc.	15%
National Bank Financial Inc.	5%
Raymond James Ltd.	2%
Salman Partners Inc.	1%

If one or more of the Underwriters fails to purchase its or their applicable percentages of the aggregate amount of the Purchased Securities at the Closing Time, the other Underwriter or Underwriters shall be obligated to purchase on a *pro rata* basis, or such other basis as such other Underwriters may agree upon, all, but not less than all, of the Purchased Securities which would otherwise have been purchased by the Underwriter or Underwriters which fail to purchase; provided, however, that if the percentage of the total principal amount of Purchased Securities which one or more of the Underwriters has failed to purchase exceeds 10% of the total principal amount of Purchased Securities which the Underwriters have agreed to purchase, the other Underwriters shall have the right, but shall not be obligated, to purchase on a *pro rata* basis, or such other basis as such other Underwriters may agree, all, but not less than all, of the principal amount of Purchased Securities which would otherwise have been purchased by the Underwriter or Underwriters which fail to purchase. In the event that such right is not exercised, the Trust may complete the sale of the Purchased Securities with the other Underwriters who have severally agreed to purchase or may terminate this Agreement. In any such case, either the non-defaulting Underwriters or the Trust shall have the right to postpone the Closing Date for such period, not exceeding five Business Days in order that the required changes, if any, in the Final Prospectus or in any other documents or arrangements may be effected. Nothing in this Section 16 shall oblige the Trust to sell to any or all of the Underwriters less than all of the aggregate amount of the Purchased Securities or shall relieve any of the Underwriters in default hereunder from liability to the Trust.

17. **Black-out Period**

The Trust hereby agrees that it will not, without the prior written consent of RBC CM, which consent shall not be unreasonably withheld, during the period commencing on the date hereof and ending 90 days following the Closing Date, (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of directly or indirectly, Trust Units or any securities convertible into or exercisable or exchangeable for Trust Units, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Trust Units or such other securities, whether any such transaction in (i) or (ii) of this subsection is to be settled by delivery of Trust Units or such other securities, in cash or otherwise, (other than the Trust Units to be issued hereunder and issuances of Trust Units in connection with the exercise of outstanding options, issuances under the Trust's unit option plan or distribution reinvestment plan and private placements of Trust Units to Fairmont for the reinvestment of dividends on the exchangeable preferred shares of a subsidiary of the Trust held by Fairmont).

18. **Recourse**

The obligations of the Trust under this Agreement shall not be personally binding upon, and resort shall not be had to, nor shall satisfaction or recourse be sought from, the private property of the unitholders or Trustees of the Trust or annuitants under a plan of which a unitholder acts as a trustee or carrier, but the property of the Trust only shall be bound. Any recourse by any party hereunder against the Trust or the Trustees shall be solely against the assets of the Trust.

19. **Termination/Waiver**

All material terms and conditions of this offer shall be construed as conditions, and any breach or failure to comply with any material terms or conditions shall entitle the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriters' obligations to purchase the Purchased Securities by giving written notice to that effect to the Trust prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such Underwriters' rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on such Underwriters any such waiver or extension must be in writing.

20. **Survival**

The representations, warranties, obligations and agreements of the Trust contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Purchased Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Purchased Securities, but where expressly limited to a particular date shall continue to speak only as of such date, and the Underwriters shall be entitled to rely on the representations and warranties of the Trust contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

21. **Notices**

Any notice or other communication (a **"Communication"**) to be given hereunder shall be addressed as follows (or to such other address as any of the persons may designate by notice given to the others in accordance with this Section):

If to the Trust, be addressed and sent to:

Legacy Hotels Real Estate Investment Trust
Canadian Pacific Tower
Suite 1600, 100 Wellington Street West
Toronto-Dominion Centre, P.O. Box 40
Toronto, Ontario M5K 1B7

Attention: Secretary
Fax: (416) 874-2852

With a copy to:

McCarthy Tétrault LLP
Toronto Dominion Bank Tower
Suite 4700, Box 28
Toronto, Ontario M5K 1E6

Attention: David Woollcombe
Fax: (416) 868-0673

If to the Underwriters, addressed and sent to:

RBC Capital Markets
Royal Bank Plaza, North Tower
4th Floor, P.O. Box 50
200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Richard Matheson, Managing Director
Fax: (416) 842-8910

With a copy to:

Blake, Cassels & Graydon LLP
Commerce Court West
Suite 2800, Box 25
Toronto, Ontario M5L 1A9

Attention: Frank P. Arnone
Fax: (416) 863-2653

Any such Communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by courier service or facsimile, and shall be deemed to have been received, if given by facsimile, on the day of sending and, if given by courier service, on the next Business Day following the sending thereof.

22. **Time**

Time shall be of the essence of this Agreement.

23. **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, and the courts of the Province of Ontario shall have exclusive jurisdiction over any dispute hereunder.

24. **Severability**

If any provision hereof is determined to be void or unenforceable in whole or in part, it shall be deemed not to impair or affect the validity of any other provision of this Agreement, and such void or unenforceable provision shall be severable from this Agreement.

25. **Entire Agreement**

This Agreement constitutes the entire agreement among the Trust and the Underwriters in connection with the offering of the Purchased Securities and supersedes all prior agreements (including the letter agreement dated October 17, 2002 relating to the offering of the Purchased Securities), understandings, negotiations and discussions, whether oral or written.

26. **Counterparts/Facsimile Signatures**

This Agreement may be executed in one or more counterparts together constituting one original document which shall be effective as of the date hereof. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party's intention to be bound by this Agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

27. **Authority of RBC CM**

RBC CM is hereby authorized by each of the other Underwriters to act on its behalf and the Trust shall be entitled to and shall act on any Communication given in accordance with Section 21 or any agreement entered into by or on behalf of the Underwriters by RBC CM, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 12(c) which consent shall be given by the Indemnified Party, a notice of termination pursuant to Section 15, which notice may be given by any of the Underwriters, or any waiver pursuant to Section 19, which waiver must be

signed by all of the Underwriters. RBC CM shall consult with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

If the foregoing accurately reflects our agreement, please confirm this by signing the enclosed copies of this letter at the place indicated and returning the same to RBC CM, on behalf of the Underwriters.

Yours very truly,

RBC DOMINION SECURITIES INC.

By: (Signed) Richard N. Matheson
Authorized Officer

BMO NESBITT BURNS INC.

By: (Signed) James P. Bowland
Authorized Officer

CIBC WORLD MARKETS INC.

By: (Signed) Allan Kimberley
Authorized Officer

SCOTIA CAPITAL INC.

By: (Signed) Peter L. Slan
Authorized Officer

TD SECURITIES INC.

By: (Signed) Andrew Phillips
Authorized Officer

NATIONAL BANK FINANCIAL INC.

By: (Signed) Craig Shannon
Authorized Officer

RAYMOND JAMES LTD.

By: (Signed) Roland A. Cardy
Authorized Officer

SALMAN PARTNERS INC.

By: (Signed) Terrance K. Salman
Authorized Officer

The undersigned confirms that the above reflects its agreement with you as of the date first written above.

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: (Signed) Jerry Patava
Authorized Officer

FAIRMONT HOTELS & RESORTS INC.

By: (Signed) Terence Badour
Authorized Officer

SCHEDULE "A"
UNITED STATES OFFERS AND SALES

1. As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"1934 Act" means the United States *Securities Exchange Act of 1934*, as amended.

"Regulation D" means Regulation D adopted by the SEC under the 1933 Act.

"Regulation S" means Regulation S adopted by the SEC under the 1933 Act.

"Rule 144A" means Rule 144A under the 1933 Act.

"SEC" means the United States Securities and Exchange Commission.

"U.S. Person" means a U.S. person as that term is defined in Regulation S.

2. The Trust hereby represents, warrants, covenants and agrees to and with the Underwriters that:

(a) The Trust is a "foreign issuer" with no "substantial U.S. market interest" with respect to the Purchased Securities as such terms are defined in Regulation S.

(b) None of the Trust, its affiliates or any person acting on its or their behalf has engaged or will engage in any directed selling efforts (within the meaning of Regulation S) or has engaged or will engage in any form of general solicitation or general advertising (as those terms are defined in Regulation D) with respect to the Purchased Securities.

(c) The Purchased Securities satisfy the requirements set out in Rule 144A(d)(3) under the 1933 Act.

(d) So long as any Purchased Securities which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act, the Trust shall either:

(i) furnish to the SEC all information required to be furnished in accordance with Rule 12g3-2(b) under the 1934 Act;

(ii) file reports and other information with the SEC under Section 13 or 15(d) of the 1934 Act; or

(iii) in the event it is not exempt from reporting pursuant to Rule 12g3-2(b) nor subject to Section 13 or 15(d) of the 1934 Act, furnish to any holder of the

Purchased Securities and any prospective purchaser of the Purchased Securities designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the 1933 Act (so long as necessary in order to permit holders of the Purchased Securities to effect resales under Rule 144A).

3. Each of the Underwriters represents, warrants, covenants and agrees to and with the Trust that:

(a) It acknowledges and agrees that the Purchased Securities have not been and will not be registered under the 1933 Act and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons, except in accordance with Regulation S or pursuant to another exemption from the registration requirements of the 1933 Act. Outside the United States, it has offered and sold and will offer and sell Purchased Securities only in accordance with Rule 903 of Regulation S. Inside the United States, it and any affiliated Placement Agent (as defined below) has only offered and sold and will only offer and sell Purchased Securities as provided in paragraphs 5 and 6 below. Accordingly, neither it or its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts (within the meaning of Regulation S) with respect to the Purchased Securities.

(b) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Purchased Securities, except with its affiliates, any Selling Firm or with the prior written consent of the Trust.

4. The Underwriters shall require each Selling Firm to agree, for the benefit of the Trust, to comply with, and shall use their best efforts to ensure that each Selling Firm complies with, the provisions of clauses 3(a) and (b) above as if such provisions directly applied to such Selling Firm.

5. Each of the Underwriters agrees with the Trust that:

(a) All offers and sales of the Purchased Securities in the United States shall be made through a U.S. broker-dealer affiliate of such Underwriter (its "**Placement Agent**") in compliance with all applicable U.S. broker-dealer requirements; its Placement Agent is a qualified institutional buyer as defined in Rule 144A (a "**Qualified Institutional Buyer**").

(b) The aggregate amount of Purchased Securities sold in the United States or to U.S. persons shall not exceed 30% of the total Purchased Securities.

(c) It will not, either directly or through its Placement Agent, solicit offers for, or offer to sell, the Purchased Securities in the United States by means of any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

(d) It will solicit, and will cause its Placement Agent to solicit, offers for the Purchased Securities in the United States only from, and will offer the Purchased Securities only to, persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A; provided, however, that no Qualified Institutional Buyer solicited to purchase Purchased Securities in the United States will be permitted to purchase, either directly or through any affiliate, any Purchased Securities outside the United States. It also agrees that it will solicit offers for the Purchased Securities only from, and will offer the Purchased Securities only to, and make sales of Purchased Securities only to, persons that have been informed that, by purchasing such Purchased Securities such persons shall be deemed to have represented and agreed as provided in clauses (g)(i) through (x) below (to the extent such representations are applicable to the purchaser concerned).

(e) It will inform, and will cause its Placement Agent to inform, all purchasers of the Purchased Securities in the United States that the Purchased Securities have not been and will not be registered under the 1933 Act and are being sold to them without registration under the 1933 Act in reliance on Rule 144A.

(f) The Prospectus contains disclosure in substantially the form set out below:

"The securities offered by this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and, subject to certain exceptions, may not be offered for purchase or sale, sold, transferred or otherwise disposed of, directly or indirectly, within the United States of America, its territories or possessions or to or for the account or benefit of a U.S. Person, as defined in Regulation S under the U.S. Securities Act (a "U.S. Person"). This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States of America, its territories or possessions. See "Plan of Distribution"."

(g) It will cause the Placement Agent to obtain from each purchaser of Purchased Securities in the United States representations and agreements for the benefit of the Trust, the Underwriters and all Placement Agents substantially as follows:

(i) It is authorized to consummate the purchase of such Purchased Securities;

(ii) It is aware that such Purchased Securities have not been and will not be registered under the 1933 Act or the securities laws of any state and the sale to it of such Purchased Securities is being made without registration under the 1933 Act in reliance on Rule 144A.

(iii) It is a Qualified Institutional Buyer and is acquiring such Purchased Securities for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion, and not with a view to any resale, distribution or other

disposition of such Purchased Securities in violation of any United States federal or state securities laws;

(iv) It has received a copy, for its information only, of the Final Prospectus, together with a copy of the U.S. Private Placement Memorandum, relating to the offering in the United States of the Purchased Securities, and has had access to such additional information, if any, concerning the Trust as it has considered necessary in connection with its investment decision to invest in the Purchased Securities;

(v) It acknowledges the prohibitions and makes each of the representations and agreements set forth under "Prohibitions Against Ownership by Certain U.S. Retirement Plans" in the U.S. Private Placement Memorandum;

(vi) It has not purchased the Purchased Securities as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, the issuance of any press release or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(vii) It agrees that if it decides to offer, sell or otherwise transfer any of the Purchased Securities, the Purchased Securities may be offered, sold or otherwise transferred only:

(A) to the Trust;

(B) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with any applicable local laws and regulations; or

(C) inside the United States in accordance with Rule 144A to a person who the seller and any person acting on behalf of the seller reasonably believe is a Qualified Institutional Buyer in a transaction meeting all of the requirements of Rule 144A; or

(D) inside the United States in accordance with the exemption from registration under the 1933 Act provided by Rule 144 thereunder, if available;

and in each case in compliance with applicable local laws and regulations. No such offer, sale or other transfer shall be part of a plan or scheme to evade the registration provisions of the 1933 Act;

(viii) It understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or local laws or regulations, global securities

representing the Purchased Securities, and any securities issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER AND FAIRMONT HOTELS & RESORTS INC. THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, OR (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE 1933 ACT OR (2) RULE 144 UNDER THE 1933 ACT, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE LOCAL LAWS AND REGULATIONS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE. A NEW CERTIFICATE NOT BEARING THIS LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE ISSUER, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT."

provided that if any Purchased Securities are being sold pursuant to Rule 904 of Regulation S, such legend may be removed by providing a declaration to Computershare Trust Company of Canada, as transfer agent for the Trust Units (the "Transfer Agent"), to the effect set forth in Exhibit B to the U.S. Private Placement Memorandum, or in such other form as the Transfer Agent or the Trust may from time to time prescribe; and provided, further, that if any Purchased Securities are being sold pursuant to Rule 144 under the 1933 Act, such legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing, reasonably satisfactory to the Trust, to the effect that such legend is no longer required under applicable requirements of the 1933 Act or any applicable local laws or regulations;

(ix) It further understands and acknowledges that upon the original issuance thereof, global securities representing the Purchased Securities shall bear the following legend:

"THE AMENDED AND RESTATED DECLARATION OF TRUST OF THE ISSUER PROHIBITS (A) CERTAIN UNITED STATES EMPLOYEE BENEFIT PLANS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, (B) CERTAIN UNITED STATES PLANS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986 AND (C) CERTAIN ENTITIES IN WHICH THE FOREGOING DIRECTLY OR INDIRECTLY INVEST FROM PURCHASING OR OTHERWISE ACQUIRING OR HOLDING ANY SECURITIES REPRESENTED HEREBY AT ANY TIME; EACH PURCHASER OR OTHER ACQUIRER OF SUCH SECURITIES AT ANY TIME (INCLUDING ANY SUBSEQUENT PURCHASER OR OTHER ACQUIRER), BY ITS PURCHASING OR ACQUIRING SUCH SECURITIES, WILL BE DEEMED TO MAKE CERTAIN REPRESENTATIONS AND ENTER INTO CERTAIN INDEMNIFICATION AGREEMENTS DESIGNED TO GIVE EFFECT TO SUCH PROHIBITIONS; PROVIDED, HOWEVER, THAT THE TRUSTEES OF THE ISSUER MAY FROM TIME TO TIME SUSPEND (OR REINSTATE) THE EFFECTIVENESS OF SUCH PROHIBITIONS AND SUCH DEEMED REPRESENTATIONS AND INDEMNITY AGREEMENTS. THE ISSUER WILL FURNISH WITHOUT CHARGE TO EACH HOLDER OF THE SECURITIES REPRESENTED HEREBY WHO SO REQUESTS A COPY OF THE ISSUER'S AMENDED AND RESTATED DECLARATION OF TRUST."

provided, however, that such legend may be removed at such time as the Trustees of the Trust shall determine; and

(x) It agrees that the Trust may make a notation in its records and give instructions to the Transfer Agent in order to implement the restrictions on transfers set forth or described herein.

6. Each Underwriter agrees with the Trust that it will deliver, through the Placement Agent, a copy of the U.S. Private Placement Memorandum to each person in the United States purchasing Purchased Securities from it and no other written material will be used in connection with the offer and sale of the Purchased Securities in the United States.

7. Each Underwriter who makes a sale of the Purchased Securities in the United States agrees that:

(a) It shall cause its Placement Agent to agree, for the benefit of the Trust, to the same provisions in paragraphs 5 and 6.

(b) At least one Business Day prior to Closing, it shall cause its Placement Agent to provide Computershare Trust Company of Canada with a list of all purchasers of the Purchased Securities in the United States.

(c) At the Closing Time, it and its Placement Agent will provide a certificate, substantially in the form of Exhibit A hereto, relating to the manner of the offer and sale of the Purchased Securities sold by it and/or its Placement Agent in the United States.

EXHIBIT A TO SCHEDULE A

UNDERWRITERS' CERTIFICATE

In connection with the resale of the trust units of Legacy Hotels Real Estate Investment Trust to Qualified Institutional Buyers pursuant to Rule 144A and pursuant to the terms of the Underwriting Agreement dated October •, 2002 (the "Underwriting Agreement") between the Trust and the Underwriters, the undersigned do hereby certify as follows:

(A) **[U.S. broker-dealer affiliate]** is a Qualified Institutional Buyer, a duly registered broker or dealer with the United States Securities and Exchange Commission and a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(B) All offers and sales of trust units in the United States have been effected in accordance with all applicable U.S. broker-dealer requirements;

(C) Each offeree of trust units in the United States was provided a copy of the Final Prospectus, together with a copy of the U.S. Private Placement Memorandum, and no other written material was used in connection with the offer or sale of the trust units in the United States;

(D) Immediately prior to our transmitting the U.S. Private Placement Memorandum to each such offeree, we had reasonable grounds to believe and did believe that such offeree was a Qualified Institutional Buyer, and, on the date hereof, we continue to believe that each U.S. purchaser is a Qualified Institutional Buyer;

(E) Each U.S. purchaser of trust units has been informed that such trust units have not been registered under the 1933 Act or the securities laws of any state and the sale to it of such trust units is being made without registration under the 1933 Act in reliance on Rule 144A;

(F) Neither the Underwriters, the Placement Agent or any of their respective affiliates nor any persons acting on any or all of their behalf have engaged or will engage in any directed selling efforts with respect to the trust units;

(G) All offers for such trust units have been solicited only from, and all sales of such trust units have been made only to, persons who have been informed that, by purchasing such trust units, such persons shall be deemed to have represented and agreed as provided in paragraph 5(g) of Schedule A to the Underwriting Agreement; and

(H) The aggregate amount of trust units sold in the United States or to U.S. persons by all of the Underwriters and/or their respective Placement Agents does not exceed 30% of the total trust units sold pursuant to the offering contemplated by the Final Prospectus.

Terms used in this Certificate have the meanings given to them in the Underwriting Agreement, including Schedule A thereof; certain other terms used in this Certificate have the meanings ascribed thereto by Regulation S.

Dated this ___ day of October, 2002.

[NAME OF UNDERWRITER]

By: ______________________________

[NAME OF U.S. BROKER-DEALER AFFILIATE]

By: ______________________________

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in thousands of Canadian dollars)
(Unaudited)

	September 30, 2002	December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 75,821	$ 14,696
Accounts receivable	45,997	35,037
Materials and supplies	5,880	5,102
Prepaid expenses	14,234	2,968
	141,932	57,803
Property and equipment	1,498,915	1,432,257
Goodwill (note 1)	39,516	39,516
Other assets	11,234	12,285
	$ 1,691,597	$ 1,541,861
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 77,637	$ 63,482
Accrued distributions and dividends	22,146	-
Current portion of long-term debt	83,440	105,048
Other	132	132
	183,355	168,662
Long-term debt	559,912	576,777
Other liabilities	2,946	2,344
Future income taxes	47,913	48,606
Unitholders' interest		
Units (note 4)	649,929	638,342
Contributed surplus	49	49
Exchangeable shares (note 5)	126,420	126,420
Convertible debentures (note 6)	145,594	-
Deficit	(24,521)	(19,339)
	897,471	745,472
	$ 1,691,597	$ 1,541,861

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Operating revenues				
Room	$ 132,177	$ 118,237	$ 312,756	$ 294,909
Food and beverage	51,673	47,203	147,713	142,123
Other	10,297	9,607	26,826	26,041
	194,147	175,047	487,295	463,073
Operating expenses	112,882	104,394	314,748	303,225
Gross operating profit	81,265	70,653	172,547	159,848
Hotel management fees	7,486	3,742	18,102	15,267
Property taxes, rent and insurance	12,554	11,244	35,919	31,850
Operating income from hotel operations before undernoted items	61,225	55,667	118,526	112,731
Other income				
(Loss) gain on settlement of debentures	(50)	-	127	-
Other expenses				
Amortization of property and equipment	8,664	7,879	25,934	23,361
Advisory fee	1,788	1,664	5,225	4,608
Restructuring costs	-	1,718	-	1,718
Other	679	698	1,853	1,809
	11,131	11,959	33,012	31,496
Income before interest expense, income tax expense and goodwill amortization	50,044	43,708	85,641	81,235
Interest expense, net	11,970	11,784	36,335	33,309
Income before income tax expense and goodwill amortization	38,074	31,924	49,306	47,926
Income tax expense				
Current	150	129	450	363
Future	464	551	1,399	1,390
	614	680	1,849	1,753
Net income before goodwill amortization	37,460	31,244	47,457	46,173
Goodwill amortization (note 1)	-	289	-	770
Net income for the period	$ 37,460	$ 30,955	$ 47,457	$ 45,403
Basic net income per unit (note 7)	$ 0.40	$ 0.38	$ 0.47	$ 0.56
Diluted net income per unit (note 7)	$ 0.37	$ 0.38	$ 0.47	$ 0.56

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Deficit
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Deficit - beginning of period	$ **(43,752)**	$ (29,419)	$ **(19,339)**	$ (4,593)
Net income for the period	**37,460**	30,955	**47,457**	45,403
Distributions in the period	**(12,922)**	(12,488)	**(38,454)**	(46,239)
Dividends on exchangeable shares	**(1,931)**	(1,979)	**(5,815)**	(7,300)
Part VI.1 tax on exchangeable share dividend	**(772)**	(741)	**(2,326)**	(2,769)
Part VI.1 tax deduction	**695**	667	**2,093**	2,493
Accretion of convertible debenture issuance costs (note 6)	**(338)**	-	**(844)**	-
Distributions on convertible debentures (note 6)	**(2,961)**	-	**(7,293)**	-
Deficit - end of period	$ **(24,521)**	$ (13,005)	$ **(24,521)**	$ (13,005)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net income for the period	$ **37,460**	$ 30,955	$ **47,457**	$ 45,403
Items not affecting cash				
Amortization of property and equipment	**8,664**	7,879	**25,934**	23,361
Goodwill amortization	-	289	-	770
Loss (gain) on settlement of debentures	**50**		**(127)**	-
Part VI.1 tax	**(772)**	(741)	**(2,326)**	(2,769)
Future income taxes	**464**	551	**1,399**	1,390
Other	**234**	85	**701**	259
Changes in non-cash working capital (note 9)	**1,924**	(1,674)	**(9,982)**	(6,952)
	48,024	37,344	**63,056**	61,462
INVESTING ACTIVITIES				
Acquisitions (note 3)	**1,964**	-	**(63,036)**	(181,711)
Land transfer tax refund	**1,685**	-	**1,685**	-
Additions to property and equipment	**(9,007)**	(14,482)	**(30,107)**	(48,878)
Other assets	**491**	(418)	**1,050**	(8,407)
	(4,867)	(14,900)	**(90,408)**	(238,996)
FINANCING ACTIVITIES				
Net proceeds from unit issuance (note 4)	**4,797**	-	**11,588**	31
Distributions	**(12,816)**	(16,875)	**(25,532)**	(33,751)
Dividends on exchangeable shares	**(1,942)**	(2,662)	**(3,884)**	(5,322)
Increase in bank loans	-	(5,125)	-	39,825
Net proceeds from mortgages	-	-	-	189,000
Net proceeds from convertible debentures	-	-	**144,750**	-
Repurchase of debentures for cancellation	**(20,050)**	-	**(34,598)**	-
Mortgage payments	**(1,275)**	(662)	**(3,748)**	(1,368)
Repayment of deferred liabilities	**(33)**	(34)	**(99)**	(100)
	(31,319)	(25,358)	**88,477**	188,315
Increase (decrease) in cash balance during the period	**11,838**	(2,914)	**61,125**	10,781
Cash balance - beginning of period	**63,983**	7,964	**14,696**	(5,731)
Cash and cash equivalents balance - end of period	$ **75,821**	$ 5,050	$ **75,821**	$ 5,050
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	**1,091**	126	**6,990**	319
Interest paid	**7,539**	6,408	**32,135**	26,758

Legacy Hotels Real Estate Investment Trust
Notes to Consolidated Financial Statements
September 30, 2002 and 2001
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

1. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2001 audited consolidated financial statements, except as discussed below:

Goodwill

On January 1, 2002, Legacy Hotels Real Estate Investment Trust ("Legacy") adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets is expensed in the period of impairment. Other intangible assets with definite lives will continue to be amortized over their estimated useful lives and are also tested for impairment. The recommendations of this new policy have been applied prospectively.

Legacy has completed its impairment testing on the balance of goodwill as at January 1, 2002. As a result of this testing, there were no impairment losses.

Upon adoption of these recommendations, it was determined that no reclassifications of goodwill and intangible assets were required under CICA recommendations on business combinations. Legacy has determined that none of its intangible assets, other than goodwill, have indefinite lives and, accordingly, continues to amortize such intangible assets over their estimated useful lives.

A reconciliation of previously reported net income, net income per unit and diluted net income per unit to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Net income	$ 37,460	$ 30,955	$ 47,457	$ 45,403
Goodwill amortization	-	289	-	770
Adjusted net income	37,460	31,244	47,457	46,173
Basic net income per unit	$ 0.40	$ 0.38	$ 0.47	$ 0.56
Goodwill amortization per unit	-	-	-	0.01
Adjusted basic net income per unit	$ 0.40	$ 0.38	$ 0.47	$ 0.57
Diluted net income per unit	$ 0.37	$ 0.38	$ 0.47	$ 0.56
Goodwill amortization per unit	-	-	-	0.01
Adjusted diluted net income per unit	$ 0.37	$ 0.38	$ 0.47	$ 0.57

Unit-based compensation

Legacy accounts for grants under its unit option plan using the intrinsic value method of accounting for unit-based compensation costs. Under the new CICA recommendations on unit-based compensation plans, Legacy will be providing pro forma net income and pro forma earnings per share, as if the fair value based accounting method had been used to account for unit-based compensation costs for any options granted after January 1, 2002. No options were granted during the nine months ended September 30, 2002.

2. Results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

3. On July 12, 2002, Legacy finalized the acquisition of the Sheraton Suites Calgary Eau Claire in Calgary, Alberta. The assets of this hotel were purchased with cash for an aggregate purchase price of $65.0 million less the assumption of $1.1 million working capital deficit and $0.5 million in closing costs. Legacy was entitled to receive an amount from the vendor based on the net income from the Sheraton Suites Calgary Eau Claire for the period June 1 to July 12 less interest on the cash portion of the purchase price. During this period, Legacy earned a net amount of $1.3 million. This amount is taxable and therefore has been included in distributable income. However, under GAAP, this amount has been treated as an adjustment to the purchase price. The purchase price equation has not yet been finalized.

The purchase price has been allocated as follows:

Working capital deficit	$	(1,134)
Land		7,000
Buildings		51,170
Furniture, fixtures and equipment		6,000
	$	63,036

The acquisition was accounted for using the purchase method and the results of the hotel have been included in the Consolidated Statement of Operations from the date of acquisition.

4. In March 2002, Legacy issued 15,000 units for options exercised pursuant to the unit option plan for $108. Also, in March 2002, Legacy issued 236,912 units to a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR") through a private placement for proceeds of $1,978. In April 2002, Legacy issued 317,502 units through the distribution re-investment plan for proceeds of $2,764. In May 2002, Legacy issued 223,276 units to a subsidiary of FHR through a private placement for proceeds of $1,942. In July 2002, Legacy issued 231,250 units to a subsidiary of FHR through a private placement for proceeds of $1,942. Also, in July 2002, Legacy issued 339,779 units through the distribution re-investment plan for proceeds of $2,854. At September 30, 2002, 69,847,410 units were outstanding (2001 - 67,501,893).

5. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders. At September 30, 2002, 14,700,000 (2001 - 14,700,000) exchangeable shares were outstanding.

6. On February 14, 2002, Legacy issued $150 million of 7.75% unsecured subordinated convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the trust indenture governing the terms of the Convertible Debentures. The Convertible Debentures may not be redeemed by Legacy prior to April 1, 2004. Thereafter, the Convertible Debentures may be redeemed by Legacy, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price exceeds 115% of the then current conversion price. The term "current market price" is defined to mean the weighted-average trading price of Legacy units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

   Legacy may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the units on the date fixed for redemption or the maturity date. Legacy paid issuance costs totalling $5,250 in connection with this offering.

   The Convertible Debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs have been charged directly to retained earnings.

7. Net income per unit is based on net income available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Net income	$ 37,460	$ 30,955	$ 47,457	$ 45,403
Part VI.1 tax, net of deduction	(77)	(74)	(233)	(276)
Accretion of convertible debenture issuance costs	(338)	-	(844)	-
Distributions on convertible debentures	(2,961)	-	(7,293)	-
Net income available to unitholders	$ 34,084	$ 30,881	$ 39,087	$ 45,127
Add: Accretion of convertible debenture issuance costs	338	-	844	-
Distributions on convertible debentures	2,961	-	7,293	-
Diluted net income available to unitholders	$ 37,383	$ 30,881	$ 47,224	$ 45,127
Weighted average number of units outstanding (thousands)	69,718	67,502	69,129	67,500
Weighted average number of exchangeable shares outstanding (thousands)	14,700	14,700	14,700	13,031
	84,418	82,202	83,829	80,531
Dilutive effect of convertible debentures	17,143	-	17,143	-
Dilutive effect of unit options	79	102	92	120
Diluted weighted average number of units	101,640	82,304	101,064	80,651

8. Distributable income per unit is based on the number of units and exchangeable shares outstanding on each distribution date and has been calculated in accordance with the terms of the Declaration of Trust as follows:

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Net income	$ 37,460	$ 30,955	$ 47,457	$ 45,403
Add (deduct):				
Amortization of property and equipment	8,664	7,879	25,934	23,361
Goodwill amortization	-	289	-	770
Income tax expense	614	680	1,849	1,753
Gain on settlement of debentures	50	-	(127)	-
Distributions on convertible debentures	(2,961)	-	(7,293)	-
Land transfer tax refund	1,685	-	1,685	-
Taxable acquisition purchase price adjustment (note 3)	1,330	-	1,330	-
Capital replacement reserve	(8,795)	(7,894)	(21,871)	(20,718)
Distributable income	$ 38,047	$ 31,909	$ 48,964	$ 50,569
Add: Distributions on convertible debentures	2,961	-	7,293	-
Diluted distributable income	$ 41,008	$ 31,909	$ 56,257	$ 50,569
Average units outstanding on distribution dates (thousands)	69,847	67,502	69,286	67,502
Average exchangeable shares outstanding on distribution dates (thousands)	14,700	14,700	14,700	14,700
	84,547	82,202	83,986	82,202
Dilutive effect of convertible debentures	17,143	-	17,143	-
Dilutive effect of unit options	79	102	92	120
Diluted units outstanding (thousands)	101,769	82,304	101,221	82,322
Distributable income per unit	$ 0.45	$ 0.39	$ 0.58	$ 0.62
Diluted distributable income per unit	$ 0.40	$ 0.39	$ 0.56	$ 0.61
Distributions per unit	$ 0.185	$ 0.185	$ 0.555	$ 0.685

9. Changes in non-cash working capital

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
(Increase) decrease in accounts receivable	$ **(1,205)**	$ 6,385	$ **(10,857)**	$ (3,328)
(Increase) decrease in materials and supplies	**(73)**	329	**(698)**	26
(Increase) decrease in prepaid expenses	**3,684**	2,277	**(11,175)**	(7,998)
Increase (decrease) in accounts payable and accrued liabilities	**(482)**	(10,665)	**12,748**	4,348
	$ **1,924**	$ (1,674)	$ **(9,982)**	$ (6,952)

10. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2002.

11. Subsequent events

On October 17, 2002, Legacy entered into an agreement to acquire the Monarch Hotel in Washington, D.C. The purchase price for the hotel is approximately Cdn$238.0 million, of which US$51.5 million will be satisfied by the assumption of existing debt and the balance will be paid in cash. The acquisition is subject to customary closing conditions and is expected to be completed in early November 2002.

Also, on October 17, 2002, Legacy filed a preliminary short form prospectus for the distribution of 19,500,000 units, of which approximately 13,000,000 units will be offered to the public and approximately 6,500,000 units will be issued to a wholly-owned subsidiary of FHR. Total proceeds, net of underwriting fees are expected to be $146,146. The proceeds of this offering will be used to fund a portion of the purchase price of the Monarch Hotel in Washington, D.C., to fund the repayment of existing indebtedness and for general corporate developments.

03 ... -5 ... 7:21

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED SEPTEMBER 30, 2002

This report should be read in conjunction with the attached unaudited consolidated financial statements and notes. The financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy") are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All references in the management's discussion and analysis to financial information concerning Legacy refer to such information in accordance with Canadian GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise stated.

2002 THIRD QUARTER FINANCIAL HIGHLIGHTS

(In thousands of Canadian dollars except per unit amounts)	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	**2002**	2001
Operating revenues	**$ 194,147**	$ 175,047	**$ 487,295**	$ 463,073
Hotel EBITDA[1]	**61,225**	55,667	**118,526**	112,731
Net income	**37,460**	30,955	**47,457**	45,403
Distributable income[2]	**38,047**	31,909	**48,964**	50,569
Net income per unit	**0.40**	0.38	**0.47**	0.56
Distributable income per unit	**0.45**	0.39	**0.58**	0.62
Distributions per unit	**0.185**	0.185	**0.555**	0.685

1. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian GAAP. Legacy's calculation of hotel EBITDA may be different than the calculation used by other entities.
2. Distributable income is calculated as net income before amortization, income taxes and special charges less the capital replacement reserve. This amount is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income, which is distributed to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Readers are cautioned that distributable income is not a defined measure of operating performance under Canadian GAAP. Legacy's calculation of distributable income may be different than the calculation used by other entities.

REVIEW OF OPERATIONS

The third quarter is traditionally Legacy's strongest earnings period and is an important indicator of the year's overall results. The acquisition of the Sheraton Suites Calgary Eau Claire in Calgary, Alberta, the completion of many large-scale renovation programs and diligent cost controls throughout the portfolio have contributed to improved results in 2002.

REVENUES

For the three months ended September 30, 2002, Legacy reported gross operating revenues of $194.1 million (2001 - $175.0 million) and $487.3 million for the nine months ended September 30, 2002 (2001 - $463.1 million). The July 2002 acquisition of the Sheraton Suites Calgary Eau Claire contributed $5.8 million to both third quarter and year-to-date revenues. Year-to-date results also benefited from the full period inclusion of The Fairmont Empress and Fairmont Le Château Frontenac. Both third quarter and year-to-date results show a marked improvement over 2001 at many properties as results begin to approach pre-September 11 levels.

For the third quarter of 2002, Legacy's portfolio experienced an increase in revenue per available room ("RevPAR") of 8.0% to $146.13 (2001 - $135.28). This increase was due to a combination of a 3.4 point increase in occupancy and a 3.3% increase in average daily rate ("ADR"). In particular, improvements over 2001 were most evident during the period from September 12 through 30, when, in 2001, occupancies were at unprecedented lows. Results in the third quarter of 2002 were more in keeping with a normal, albeit weak, operating environment. At the Fairmont managed properties, RevPAR was $170.59 (2001 - $159.27) resulting from an increase in occupancy of 3.2 points combined with an increase in ADR of 2.8%. At the Delta managed properties, third quarter RevPAR was $104.06 (2001 - $94.03) due to both a 3.9 point increase in occupancy and a 5.1% improvement in ADR over 2001.

For the nine months ended September 30, 2002, RevPAR improved 3.8% to $119.29 (2001 - $114.91). The increase resulted from improvements in both occupancy and ADR of 1.5 points and 1.7%, respectively. At the Fairmont managed properties, RevPAR was $136.00 in the first nine months of 2002 (2001 - $132.01) driven primarily by an increase in occupancy of 1.8 points. At the Delta managed properties, year-to-date RevPAR was $90.56 (2001 - $85.54) due primarily to a 4.7% increase in ADR.

The Vancouver market appears to have absorbed the substantial supply growth of the past few years. For the three months ended September 30, 2002, RevPAR at The Fairmont Hotel Vancouver and The Fairmont Waterfront increased 4.0% and 9.4%, respectively. For the second quarter in a row, both hotels have experienced year-over-year quarterly RevPAR growth. It has been almost three years since this level of growth has been experienced at these properties.

In the third quarter, The Fairmont Royal York showed a 13.2% increase in RevPAR compared to flat year-to-date performance. The third quarter improvement was driven by September's performance compared to the prior year's results, which were unusually low. The Delta Toronto East suffered RevPAR declines, mainly driven by reduced occupancy. In Ottawa, hotels suffered in the early part of the year as a result of the mild winter temperatures, which reduced the scale of Winterlude festivities. Our Ottawa properties, in particular the Delta Ottawa Hotel and Suites, continue to struggle with weak demand due to the impact of layoffs and cutbacks at local high-tech companies.

The Delta Calgary Airport reported RevPAR growth for both the quarter and year-to-date of 5.3% and 10.9%, respectively, which was driven by high rates. Part of the year-to-date improvement was attributable to the G8 summit, held near Calgary in June, which drew a large number of security and media personnel into the city.

Delta Winnipeg posted RevPAR increases that were driven by significant occupancy improvements resulting from additional conference bookings in 2002. In addition, a major renovation was completed early in 2002 at the property, allowing the hotel to return to pre-renovation occupancy levels. For the third quarter, RevPAR increased 10.9% while year-to-date improvements were 18.4%.

Properties in the province of Quebec experienced substantial gains during the third quarter. The re-opening of the Palais de Congrès (Convention Centre) in Montreal this April led to a dramatic increase in the Delta Centre-Ville's group business for the three and nine months ended September 30, 2002 given the hotel's close proximity to the convention centre. RevPAR for the three months ended September 30, 2002 increased 14.4%, resulting from both occupancy and ADR growth. In Quebec City, Fairmont Le Château Frontenac continues to show exceptional results with third quarter and year-to-date RevPAR improvements of 17.2% and 9.7%, respectively. The property is benefiting from an aggressive rate strategy and a shift in customer base as more U.S. travellers choose Quebec as a safe, clean vacation alternative.

OPERATING EXPENSES

Operating expenses in the third quarter of 2002 increased to $112.9 million (2001 - $104.4 million) and to $314.7 million in the first nine months of 2002 (2001 - $303.2 million). Additional costs were incurred in the third quarter following the acquisition of the Sheraton Suites Calgary Eau Claire. The nine months ended September 30, 2002 are also impacted by the full period inclusion of The Fairmont Empress and Fairmont Le Château Frontenac. The balance of the increases is consistent with occupancy improvements throughout the portfolio. Savings in energy costs as a result of a mild winter, primarily in Ontario and Quebec, and lower natural gas prices were offset by increased energy costs as a result of a very hot summer in many regions.

Hotel management fees, both base and incentive, represented approximately 3.9% of revenues in the third quarter of 2002 (2001 – 2.1%) and 3.7% of revenues for the nine months ended September 30, 2002 (2001 – 3.3%). Base management fees increased proportionately with revenue while incentive fees increased by $3.2 million and $2.1 million for the three and nine months ended September 30, 2002, respectively. These increases relate to the realization of higher incentive fees from improved portfolio performance in 2002.

Property taxes, rent and insurance increased to $12.6 million (2001 - $11.2 million) for the quarter and $35.9 million for the nine months ended September 30, 2002 (2001 - $31.9 million). The addition of The Fairmont Empress and Fairmont Le Château Frontenac in January 2001 and the July 2002 acquisition of the Sheraton Suites Calgary Eau Claire account for the majority of the increase. The balance relates to additional costs associated with insurance premium renewals and increased property tax assessments on many of the city centre Properties.

HOTEL EBITDA

Hotel EBITDA was $61.2 million in the third quarter of 2002 (2001 - $55.7 million) and $118.5 million in the first nine months of 2002 (2001 - $112.7 million).

The Delta Centre-Ville contributed an additional $1.2 million in hotel EBITDA year-to-date due to an increase in group travel resulting from the re-opening of the Palais de Congrès. An additional $1.8 million was contributed by the recently acquired Sheraton Suites Calgary Eau Claire. In addition, improved results at Fairmont Le Château Frontenac contributed an additional $1.6 million to the three and nine month results. The balance of the increase in hotel EBITDA during the quarter is consistent with revenue improvement throughout the portfolio.

Hotel EBITDA margin, defined as hotel EBITDA as a percentage of operating revenues, was 31.5% (2001 – 31.8%) for the third quarter of 2002 and 24.3% for the first nine months (2001 – 24.3%).

OTHER

Amortization

Amortization expense increased to $8.7 million for the quarter (2001 - $7.9 million) and to $25.9 million for the first nine months of 2002 (2001 - $23.4 million). The nine months ended September 30, 2002 include a full period of amortization for The Fairmont Empress and Fairmont Le Château Frontenac. The balance of the increase is consistent with capital spending in 2001, primarily at The Fairmont Winnipeg and The Fairmont Empress.

Interest Expense

Net interest expense increased to $12.0 million for the quarter (2001 - $11.8 million) and to $36.3 million for the first nine months of 2002 (2001 - $33.3 million). The increases in both periods are primarily as a result of the mortgage obtained on The Fairmont Royal York in October 2001, which replaced lower-rate short-term funding, and the financing arranged for the purchase of The Fairmont Empress and Fairmont Le Château Frontenac in February 2001. This additional interest expense was offset by increased interest earned on cash balances and interest expense savings on the $34.7 million in debentures repurchased for cancellation.

Income Tax Expense

Future tax expense is a non-cash tax provision for Legacy's wholly-owned, taxable subsidiaries. Current tax expense represents large corporation taxes payable by these subsidiaries. The tax expenses result primarily from the structure of The Fairmont Empress and Fairmont Le Château Frontenac acquisition.

NET INCOME

For the three months ended September 30, 2002, Legacy reported a net income of $37.5 million (2001 - $31.0 million). Net income per unit increased to $0.40 (2001 - $0.38) while diluted net income per unit decreased to $0.37 (2001 - $0.38). For the nine months ended September 30, 2002, Legacy reported net income of $47.5 million (2001 - $45.4 million). Net income per unit and diluted net income per unit decreased to $0.47 (2001 - $0.56) and $0.47 (2001 - $0.56) respectively.

As part of the Sheraton Suites Calgary Eau Claire purchase agreement, Legacy received a fee from the vendor equal to the net income for hotel operations for the period June 1 to July 12 less interest on the $65.0 million funds held in escrow and other adjustments. During this period, Legacy received a net amount of $1.3 million. Under Canadian GAAP, Legacy treated this as an adjustment to the purchase price. If this amount had been treated as income, net income for the quarter would have been $38.8 million.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash generated from operating activities for the three and nine months ended September 30, 2002 was $48.0 million and $63.1 million, respectively (2001 - $37.3 million and $61.5 million, respectively). Increased net income combined with changes in net working capital accounted for

the bulk of the increase in cash generated from operations. Ending balances for accounts receivable and accounts payable and accrued liabilities are higher quarter-over-quarter and year-over-year as a result of higher activity and occupancy towards the end of the period relative to those of 2001. As a result of higher prepaid property taxes and insurance premiums, prepaid expenses experienced greater ending balance fluctuations during the current year.

Investing Activities

On October 17, 2002, Legacy announced that it had agreed to purchase the Monarch Hotel in Washington, D.C. The purchase price for the property is approximately Cdn$238 million,. Legacy will assume an existing mortgage of approximately US$51.5 million and the balance of the purchase will be paid in cash. The transaction is expected to close in early November, subject to customary closing conditions. Legacy believes that the acquisition will not be dilutive to current distributable income. The hotel will be managed by Fairmont Hotels & Resorts Inc. ("FHR") and will be officially flagged "The Fairmont Washington, D.C." in November.

On July 12, 2002, Legacy acquired the Sheraton Suites Calgary Eau Claire in Calgary, Alberta. This all-suite hotel is in one of Calgary's prime downtown locations, at the heart of the city's Eau Claire Market shopping and recreation district. The property has 323 suites and 10,000 square feet of meeting space. The assets of this hotel were purchased with cash for an aggregate purchase price of $65.0 million less the assumption of $1.1 million working capital deficit and $0.5 million in closing costs. Legacy was entitled to receive an amount from the vendor based on the net income from the Sheraton Suites Calgary Eau Claire for the period June 1 to July 12 less interest on the cash portion of the purchase price and other adjustments. During this period, Legacy received a net amount of $1.3 million. This amount is taxable and therefore has been included in distributable income. However, under Canadian GAAP, this amount has been treated as an adjustment to the purchase price, and not included in net income. The purchase price equation has not yet been finalized.

During the third quarter, Legacy received a land transfer tax refund of $1.7 million relating to previous acquisitions. This amount has been accounted for through a reduction to fixed assets.

Capital expenditures during the three and nine months ending September 30, 2002 totalled $9.0 million and $30.1 million, respectively (2001 - $14.5 million and $48.9 million, respectively). In 2001, capital expenditures were unusually high as a result of enhancements required to upgrade the various properties acquired in 1999 and 2000 to Fairmont and Delta standards. Approximately $2.3 million and $12.1 million (2001 - $3.0 million and $15.9 million) was spent on revenue enhancing projects and $6.7 million and $18.0 million (2001 - $11.5 million and $33.0 million) on upgrade capital for the three and nine months ended September 30, respectively.

Expenditures on profit improving projects in the first nine months of 2002 included the following:

• Phase two of a multi-phase renovation program at Fairmont The Queen Elizabeth was completed during the second quarter. This phase involved the continuation of guestroom upgrades, including Fairmont Gold guestrooms and lounge as well as renovations to the convention floor's Mansfield Wing. Phase three, which involves the completion of the convention floor renovations and upgrades to the lobby and additional guestrooms, is scheduled to begin in the fourth quarter of 2002.

• Renovations to the lobby and restaurant at The Fairmont Winnipeg are currently underway and are expected to be complete by the end of 2002 or early 2003.

• Upgrades to the Delta Winnipeg's health club were completed during the second quarter.

• Renovations to certain guestrooms at The Fairmont Hotel Vancouver were completed during the third quarter.

• Upgrades to The Fairmont Royal York's Imperial Room and Library Room began during the third quarter, when use of these rooms for business and conference purposes is typically lower. The Fairmont Royal York is also scheduled to begin guestroom renovations in the fourth quarter.

• Willow Stream – the Spa at The Fairmont Empress opened in January 2002. This new product expands Legacy's revenue stream and represents its first investment in the full-service spa market.

Financing Activities

On October 17, 2002, Legacy filed a preliminary short form prospectus for the distribution of 19,500,000 units, of which approximately 13,000,000 units will be offered to the public and approximately 6,500,000 units will be issued to a wholly-owned subsidiary of FHR. Total proceeds, net of underwriting fees are expected to be $146,146,000. The proceeds of this offering will be used to fund a portion of the purchase price of the Monarch Hotel in Washington, D.C., to fund the repayment of existing indebtedness and for general corporate purposes.

Legacy has credit facilities totalling $130.0 million, comprised of a $30.0 million revolving operating loan designed to provide financing for the operations and a $100.0 million revolving acquisition credit facility designed to provide financing for acquisitions and other capital investments. These bank facilities are committed to June 2003. As at September 30, 2002, there were no amounts drawn under these facilities.

Legacy issued an additional 236,912, 223,276 and 231,250 units to a subsidiary of FHR in March 2002, May 2002 and July 2002, respectively, through private placements and 15,000 units through the exercise of options in March 2002. Combined proceeds from these issuances were $6.0 million. Legacy also issued an additional 317,502 and 339,779 units in April 2002 and July 2002, respectively, through its Distribution Reinvestment Plan ("DRIP") for proceeds of $5.6 million.

On February 14, 2002, Legacy issued $150.0 million of 7.75% unsecured subordinated convertible debentures maturing on April 1, 2007. These debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the trust indenture governing the terms of the convertible debentures. The convertible debentures may be redeemed by Legacy, in whole or in part, after April 1, 2004.

The convertible debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs will be charged directly to retained earnings. However, these amounts are deducted from net income in the calculation of net income available to unitholders and distributable income.

A portion of the proceeds from the convertible debentures were used to repay $34.7 million of existing Series 1 and 2 debentures and to fund the acquisition of the Sheraton Suites Calgary Eau Claire.

The level of short-term debt outstanding fluctuates throughout the year in accordance with Legacy's short-term working capital needs, owing to the cyclical nature of hotel revenues. Legacy does not expect to borrow under its credit facilities until the proceeds from the convertible debentures have been utilized.

At September 30, 2002, total debt, net of cash, represents 35.1% of Legacy's total assets, net of cash, compared with 43.7% at December 31, 2001. It is expected that the current portion of long-term debt maturing in November 2002 will be repaid from cash on hand or refinanced at maturity. Given Legacy's expected cash flow from operations for 2002 and the availability of its bank debt, Legacy expects to be able to meet all of its normal operating needs and financial obligations as well as finance its growth objectives.

DISTRIBUTION TO UNITHOLDERS

For the third quarter of the year, Legacy declared a distribution of $0.185 per unit payable on or about October 20, 2002. In September 2002, Legacy's largest investor, FHR, confirmed that it will not be electing to continue reinvesting its distributions to purchase units in accordance with the terms of the Distribution Reinvestment Plan and will receive cash distributions in light of Legacy's improved performance.

Distributable income, an amount determined in accordance with the Declaration of Trust, was $38.0 million and $49.0 million for the three and nine months ended September 30, 2002, respectively (2001 - $31.9 million and $50.6 million, respectively).

RISKS

Foreign Ownership

Upon the closing of the acquisition of the Monarch Hotel (See Investing Activities), Legacy will have further diversified its income base into the United States. Earnings generated by this investment will be in United States dollars and will fluctuate with general economic conditions in the United States and in particular, the Washington, D.C. market. Distributions to unitholders will, in part, be funded by earnings from this investment and as such the distributable income may be affected by changes in United States tax law and changes in the exchange rate between the Canadian and the United States dollars. The hotel will also operate within the United States regulatory framework that may differ from regulations that Legacy's Canadian operations are currently subject to.

Labour Relations

During the third quarter, new labour contracts were successfully settled at The Fairmont Hotel Vancouver, The Fairmont Empress, The Fairmont Royal York, the Delta Bessborough and the two Montreal properties. In early October a new labour contract was settled at the Delta Toronto East. On December 31, 2002, the main labour contract at Fairmont Le Château Frontenac expires. Although it is not possible to predict the outcome of negotiations, management is hopeful that a reasonable settlement will be reached.

OUTLOOK

This outlook contains forward-looking information based on current reservation levels and room rates as well as management's best estimates of the future operating environment. Readers are strongly urged to read the section on forward-looking information for a summary of factors that could cause actual results to differ materially from this forward-looking information and a description of the factors and assumptions used in making such statements.

Early in 2002, Legacy experienced strong growth in demand, which slowed considerably during the latter part of the second quarter, continuing into the third quarter. Management cautions that it remains particularly difficult to predict business levels during this period of recovery as industry-wide booking lead times have generally been greatly reduced. Nevertheless, given the quality of Legacy's assets, the strength of the brands supporting the properties and the recent growth in the portfolio, Legacy continues to expect improvement in performance throughout 2002. In addition, minimal new hotel supply in key markets will help to facilitate a recovery in the industry.

Legacy will continue to review potential acquisitions both within Canada and internationally. Through its strategic alliance agreement with FHR, Legacy may also be provided with opportunities to acquire world-class properties from FHR's portfolio.

FORWARD-LOOKING STATEMENT

This document contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

MATERIAL CHANGE REPORT

Filed pursuant to Section 75(2) of the *Securities Act,* Ontario and corresponding provisions of the securities legislation in other provinces

1. Reporting Issuer

The name and address of the principal office in Canada of the reporting issuer is Legacy Hotels Real Estate Investment Trust (the "Trust"), 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario M5K 1B7.

2. Date of Material Change

The material change occurred on October 17, 2002.

3. Press Release

The press release reporting the material change was issued on October 17, 2002 on Canada News Wire.

4. Summary of Material Change

The Trust announced that it has agreed to purchase the Monarch Hotel in Washington, D.C. Fairmont Hotels Inc. ("Fairmont"), a subsidiary of Fairmont Hotels & Resorts Inc., will manage the property on behalf of the Trust. The purchase price for the property is approximately US$145 million plus closing costs.

5. Full Description of Material Change

On October 17, 2002, the Trust announced that it had entered into an agreement to acquire the Monarch Hotel in Washington, D.C. This luxury property has 415 guestrooms and suites and 18 meeting rooms with an aggregate of approximately 29,000 square feet of meeting space. It is located in the West End of Washington, close to Georgetown, popular tourist attractions and the business district. Built in 1985, the hotel recently underwent an approximate US$13 million renovation which included renovations to guestrooms, corridors and public areas. The Trust intends to make an additional US$7 million in capital expenditures over the next two years in order to, among other things, add a Fairmont Gold floor and renovate an additional floor. The hotel will be rebranded as The Fairmont Washington, D.C.

The purchase price for the hotel is approximately US$145 million plus closing costs, of which approximately US$51.4 million will be satisfied by the assumption of existing debt bearing interest at a rate of 6.75% per annum and the balance will be paid in cash. The Trust expects to partially finance the cash portion of the purchase price from the proceeds of a previously announced offering of 19,500,000 units of the Trust, currently expected to close on

November 1, 2002. The acquisition is subject to customary closing conditions and is expected to be completed by early November 2002.

Fairmont will manage the hotel on terms consistent with other Fairmont managed hotels, including a 4% capital replacement reserve. The initial term of the management contract for the hotel is 25 years, with five extensions of five years each, exerciseable at the option of Fairmont. In connection with Fairmont securing the management contract on this property, Fairmont will provide cash flow support for the first three years after the acquisition if the hotel does not achieve minimum income levels. The amount of support is subject to an annual maximum, declining over a three year period, and will vary inversely with the actual operating results achieved. Management of the Trust believes that the acquisition of the hotel will not be dilutive to current distributable income and has significant potential for future growth. Fairmont manages all of the Trust's other luxury properties, and the entering into of the management contract with Fairmont has been approved by the independent trustees of the Trust. The timing of the announcement of the agreement to acquire the hotel and closing of the transaction was the result of the terms negotiated with the vendor of the hotel and in the view of management of the Trust is reasonable in the circumstances.

The hotel will be acquired through new subsidiaries of the Trust formed in the United States, and substantially all of the capital will be funded through Legacy Hotels Corporation (the "Operator"). In connection with the acquisition, the Operator and Fairmont will enter into offsetting loan arrangements. To the extent the hotel is indirectly owned by the Operator and the Operator maintains a substantial Canadian presence within the meaning of the *Income Tax Act* (Canada), the hotel will not constitute foreign property of the Trust.

6. **Reliance on Section 75(3) of the Act**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officers**

Mr. Terence P. Badour, Secretary, 416 874-2850

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

SIGNED this 24th day of October, 2002, at Toronto, Ontario.

Name "Terence P. Badour"
Terence P. Badour
Secretary

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
DECLARES PARTIAL QUARTERLY DISTRIBUTION**

TORONTO, October 23, 2002 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced a proportional fourth quarter distribution of $0.062 to unitholders of record as of October 31, 2002. Payment will be made on November 25, 2002. As previously announced, it is expected that the total fourth quarter distribution will be $0.185 per unit. The balance of this distribution will be paid at the end of the quarter. The distribution is consistent with that of the third quarter of 2002.

On October 17, 2002, Legacy announced that it had entered into an agreement to sell to a group of underwriters 19.5 million trust units. Investors who participate in this offering will be eligible to receive a proportional distribution for the period commencing on the closing date of the offering on November 1, 2002 until the next distribution date.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first class hotels across Canada with approximately 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

-30-

Contact: Emma Thompson
Executive Director Investor Relations
Tel: (416) 874-2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered by this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and, subject to certain exceptions, may not be offered for purchase or sale, sold, transferred or otherwise disposed of, directly or indirectly, within the United States of America, its territories or possessions or to or for the account or benefit of a U.S. Person, as defined in Regulation S under the U.S. Securities Act (a "U.S. Person"). This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States of America, its territories or possessions. See "Plan of Distribution".

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Legacy Hotels Real Estate Investment Trust, 100 Wellington Street West, Suite 1600, TD Centre P.O. Box 40, Toronto, Ontario, M5K 1B7 (telephone (416) 874-2850). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Legacy Hotels Real Estate Investment Trust at the above-mentioned address and telephone number.*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue — October 18, 2002

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

$150,150,000

19,500,000 Units

This short form prospectus (the "Prospectus") qualifies the distribution of 19,500,000 Units of Legacy Hotels Real Estate Investment Trust (the "Trust") of which (i) 13,000,000 Units (the "Public Units") will be offered to the public, and (ii) 6,500,000 Units (the "FHR Units") will be issued to a wholly-owned subsidiary of Fairmont Hotels & Resorts Inc. ("FHR"). FHR currently owns, directly or indirectly, approximately 30,139,143 Units, assuming exchange of the outstanding exchangeable shares of Legacy EF Inc. ("Legacy EF"), representing an approximate 35.6% equity interest in the Trust. After completion of this offering, FHR will have an approximate 35.2% equity interest in the Trust. See "Plan of Distribution". The Public Units and the FHR Units are collectively referred to in this Prospectus as the "Units".

In connection with this offering, a proportional distribution will be made on November 25, 2002 to Unitholders of record on the day immediately preceding the day of closing of the offering (the "Closing") in respect of the period commencing October 1, 2002 to that day. Purchasers of Units pursuant to this offering will not be entitled to participate in this distribution. A proportional distribution will also be made on December 31, 2002 to Unitholders of record on December 30, 2002 in respect of the period commencing on the day of Closing to December 30, 2002. Purchasers of Units pursuant to this offering holding Units on the record date will be entitled to participate in this latter distribution.

The Trust is an unincorporated closed-end investment trust governed by the laws of the Province of Alberta and owns a portfolio of luxury and first class full-service hotels and resorts located in major centres across Canada. The hotel operations associated with the hotel properties are carried on by either a wholly-owned subsidiary of the Trust or a trust whose indirect sole beneficiary is the Trust. See "Business of the Trust". **The Trust is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.**

The outstanding Units of the Trust are listed on the Toronto Stock Exchange (the "TSX") under the symbol LGY.UN. On October 17, 2002, the last trading day prior to the date of the preliminary Prospectus, the closing price of a Unit on the TSX was $8.10. The

price of the Units offered hereby was established by negotiation between the Trust and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Raymond James Ltd. and Salman Partners Inc. (the "Underwriters") with reference to the market price of the Units. The Trust has applied to list the Units qualified by this Prospectus on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

Price: $7.70 per Unit

	Price	Underwriters' Fee(1)	Proceeds to the Trust(1)(2)
Per Public Unit	$ 7.70	$ 0.308	$ 7.392
Per FHR Unit	$ 7.70	-	$ 7.70
Total		$ 4,004,000	$ 146,146,000

Notes:

(1) By agreement with the Underwriters, no fee is payable by the Trust in connection with the issue and sale of Units to FHR. See "Plan of Distribution".

(2) Before deducting expenses of this offering estimated at $300,000 which, together with the Underwriters' fee, will be paid out of the Trust's general funds.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued and sold by the Trust and accepted by the Underwriters in accordance with the conditions of the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by McCarthy Tétrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Closing is expected to occur on or about November 1, 2002 or such later date as may be agreed between the Trust and the Underwriters, but in any event no later than November 29, 2002. At Closing, the Units will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited ("CDS"). Holders of beneficial interests in the Units will not have the right to receive physical certificates evidencing their ownership of Units.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Trust, which have been filed with the securities commissions and other similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the annual information form of the Trust dated April 30, 2002 for the year ended December 31, 2001 (the "2001 AIF");

(b) the Management's Discussion and Analysis and the audited consolidated financial statements of the Trust for the year ended December 31, 2001, together with the notes thereto and the auditors' report thereon, as contained in the 2001 Annual Report to Unitholders;

(c) the management proxy circular of the Trust dated March 15, 2002 in respect of the annual meeting of Unitholders held April 23, 2002 (excluding portions which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators ("NI 44-101"), are not required to be incorporated by reference herein);

(d) the Management's Discussion and Analysis and the unaudited consolidated interim financial statements of the Trust contained in the second quarter report to Unitholders for the three-and-six-month periods ended June 30, 2002; and

(e) the press release of the Trust dated October 17, 2002 announcing the results of the Trust for the nine-month period ended September 30, 2002.

Any annual information forms, material change reports (excluding confidential reports), press releases, interim consolidated financial statements, annual consolidated financial statements and information circulars (excluding portions which, pursuant to NI 44-101, are not required to be incorporated by reference) filed by the Trust with the various securities commissions or similar authorities in the provinces of Canada pursuant to the requirements of applicable securities legislation after the date of this Prospectus and prior to the termination of the distribution of the Units offered hereunder shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Prospectus.

ELIGIBILITY FOR INVESTMENT

The purchase of Units offered by this Prospectus will not, at the date of issue, be precluded, subject to general investment provisions and, in certain cases, subject to prudent investment requirements and additional requirements relating to investment or lending policies or goals, under or by the following statutes (and, where applicable, the regulations thereunder):

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
Supplemental Pension Plans Act (Québec)
An Act respecting insurance (Québec) (in respect of insurers, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund corporation)
An Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and deposits it receives or a savings company, as defined therein, which invests its own funds)
Employment Pension Plans Act (Alberta)
Financial Institutions Act (British Columbia)
The Pension Benefits Act (Manitoba)
The Pension Benefits Act, 1992 (Saskatchewan)

In the opinion of McCarthy Tétrault LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations", the Units will be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder (the "Tax Act") for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan and a registered education savings plan. Provided the Trust is a mutual fund trust for purposes of the Tax Act and the Trust restricts its investments in "foreign property" within the limits set out in the Tax Act or is a registered investment, the Units will not constitute foreign property for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered pension funds or plans or other persons subject to tax under Part XI of the Tax Act. The Declaration of Trust provides that the Trust will so restrict its investments in foreign property.

THE TRUST

The Trust is an unincorporated closed-end real estate investment trust created pursuant to a declaration of trust dated as of September 11, 1997, as amended and restated as of October 29, 1997 and December 4, 2000 (the "Declaration of Trust"). The business of the Trust consists of investing in luxury and first class full service hotels and resorts. The Trust carries on business through a number of subsidiary companies and trusts and, in this Prospectus, unless the context requires otherwise, the term "Trust" includes such subsidiary companies and trusts.

The Trust commenced operations on November 10, 1997 upon the completion of its initial public offering of 59,244,492 Units and a simultaneous offering of Series 1 Debentures. Contemporaneously with the completion of these offerings, the Trust acquired interests in 11 luxury and first class full service business hotels from Canadian Pacific Properties Inc. In the period 1998 to 2000, the Trust acquired interests in eight additional hotel properties. The Trust's management has identified the resort and destination hotel sectors as a business opportunity with good growth prospects and towards that end, on February 1, 2001, the Trust indirectly acquired The Fairmont Empress, located in Victoria, British Columbia and Fairmont Le Château Frontenac, located in Quebec City, Quebec. On July 12, 2002, the Trust acquired the Sheraton Suites Calgary Eau Claire. The Trust's investments currently comprise 22 hotels located in 13 cities across nine Canadian provinces (the "Hotel Portfolio"), representing approximately 9,881 guest rooms.

Although the Trust qualifies as a "mutual fund trust" as defined by the Tax Act, the Trust does not have a provision for the redemption of Units and is not a "mutual fund" as defined by applicable securities legislation.

The head office of the Trust is located at Suite 840, Gulf Canada Square, 401-9th Avenue S.W., Calgary, Alberta, T2P 3C5 and the principal place of business of the Trust is located at 100 Wellington Street West, Suite 1600, TD Centre P.O. Box 40, Toronto, Ontario, M5K 1B7.

BUSINESS OF THE TRUST

Structure of the Trust

The Trust is the beneficial owner or lessee of each of the hotel properties comprising the Hotel Portfolio. The legal title or leasehold interest in such properties is held by wholly-owned subsidiaries of the Trust, which act as bare trustees on behalf of the Trust. The operations of the Trust, including its strategy, investments and management, are subject to the general direction and control of its trustees (the "Trustees"), a majority of whom must be independent of the Trust, Legacy Hotels Corporation, a wholly-owned subsidiary of the Trust (the "Operator"), FHR or any affiliate thereof (the "Independent Trustees"). With the exception of The Fairmont Empress, Fairmont Le Château Frontenac and Sheraton Suites Calgary Eau Claire, the hotel operations associated with the Hotel Portfolio are carried on by the Operator, which leases the Hotel Portfolio from the Trust and employs an operating staff consisting of experienced service, operating, maintenance, supervisory and support employees.

The Trust and Canadian Pacific Hotels Management Corporation ("CPHMC"), a wholly-owned subsidiary of FHR, are parties to an advisory agreement dated as of November 10, 1997, as amended December 4, 2000 (the "Advisory Agreement"). The day-to-day operation and administration of the Trust is carried out by CPHMC in its capacity as advisor to the Trust (the "Advisor") in accordance with operating policies established by the Trustees. The Advisor also advises the Trust regarding major decisions, subject to the direction and control of the Trustees. The Advisory Agreement provides the Trust with access to the Advisor's market knowledge and expertise to assist the Trustees in their management and investment decisions. The Advisor uses the knowledge and experience of the officers and key employees of Fairmont Hotels Inc. ("Fairmont"), an 83.5% owned subsidiary of FHR.

Each of the hotels in the Hotel Portfolio is managed by Fairmont, Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, or CPHMC, in its capacity as hotel manager. See "Business of the Trust — The Hotel Portfolio". Fairmont and Delta provide management services to CPHMC under separate agreements dated as of June 15, 1999 (the "Fairmont Services Agreement") and November 4, 1998 and June 15, 1999 (collectively, the "Delta Services Agreement"), respectively (collectively, the "Management Agreements"). Under the Fairmont Services Agreement and the Delta Services Agreement, CPHMC has access to the expertise of certain employees, as

well as other support, facilities and services provided by Fairmont and Delta. This enables CPHMC to fulfill its obligations under its management agreements with the Operator.

The Hotel Portfolio benefits from the brand identities associated with the Fairmont and Delta names. Fairmont is one of the largest luxury hotel management companies in North America and its brand is internationally recognized. Delta is the largest first class hotel management company in Canada. The Trust also benefits from global reservation capabilities, customer loyalty, advertising, service reputation and modern technology offered by Fairmont and Delta.

The Trust, the Operator, Fairmont and CPHMC are parties to a strategic alliance agreement dated as of November 10, 1997, as amended December 4, 2000, which provides for co-operation in certain areas related to the purchase and sale of hotels, the development of new hotels which may be considered for investment by the Trust and other areas related to the ownership and management of hotels. This strategic alliance is founded on the premise that the interests of these parties are aligned in certain areas and that co-operation in certain endeavours is to their mutual advantage. The Trust believes that it benefits from its access to the broad expertise and full range of corporate services available to it through FHR, Fairmont and Delta, which collectively have ownership interests in 22 luxury and first class hotels and resorts and have 79 luxury and first class hotels and resorts under management, franchise or licence.

The Hotel Portfolio

The Hotel Portfolio is geographically diversified, currently comprising 22 hotels located in 13 cities across nine Canadian provinces. The following table describes the Hotel Portfolio:

Fairmont Hotels & Resorts Property	**Year Opened**	**Total Rooms**	**Fairmont Gold Rooms**	**Meeting Rooms/ Sq. Footage**
The Fairmont Empress *Victoria, British Columbia*	1908	476	39	5/10,000
The Fairmont Hotel Vancouver *Vancouver, British Columbia*(1)	1939	556	39	14/48,100
The Fairmont Waterfront *Vancouver, British Columbia*(1)	1991	489	47	11/24,000
The Fairmont Palliser *Calgary, Alberta*(1)	1914	405	48	14/21,700
Sheraton Suites Calgary Eau Claire *Calgary, Alberta*(1)	1998	323	—	12/10,000
The Fairmont Hotel Macdonald *Edmonton, Alberta*(1)	1915	198	—	8/10,600
The Fairmont Winnipeg *Winnipeg, Manitoba*	1970	340	36	10/19,800
The Fairmont Royal York *Toronto, Ontario*(1)	1929	1,365	85	39/69,000
Fairmont Château Laurier *Ottawa, Ontario*(1)	1912	429	35	16/36,400
Fairmont The Queen Elizabeth *Montreal, Quebec*(1)	1958	1,050	79	31/52,000
Fairmont Le Château Frontenac *Quebec City, Quebec*	1893	617	55	14/22,000
		6,248	463	

Delta Hotels & Resorts Property	Year Opened	Total Rooms	Signature Club Rooms	Meeting Rooms/ Sq. Footage
Delta Calgary Airport *Calgary, Alberta*(1)	1979	296	—	15/19,500
Delta Bessborough *Saskatoon, Saskatchewan*(1)	1935	225	37	11/20,000
Delta Winnipeg *Winnipeg, Manitoba*	1974	392	49	13/18,100
Four Points Hotel Toronto Airport *Mississauga, Ontario*	1976	296	—	25/14,100
Delta Toronto East *Toronto, Ontario*	1982	368	20	23/22,000
Delta Ottawa Hotel and Suites *Ottawa, Ontario*(1)	1975	328	23	14/12,000
Delta Centre-Ville *Montreal, Quebec*(1)	1977	711	128	16/22,600
Delta Beauséjour *Moncton, New Brunswick*(1)	1972	310	—	15/24,000
Delta Halifax *Halifax, Nova Scotia*(1)	1974	296	—	12/9,000
Delta Barrington *Halifax, Nova Scotia*	1980	200	31	9/6,700
Delta Prince Edward *Charlottetown, P.E.I.*(1)	1984	211	—	13/25,000
		3,633	288	
	Total	9,881		

(1) Managed pursuant to services agreements with CPHMC.

Recent Developments

On July 12, 2002, the Trust acquired the Sheraton Suites Calgary Eau Claire for $63 million in cash. The hotel has 323 guest suites and 12 meeting rooms with a total of 10,000 square feet of meeting space. It is located in downtown Calgary and is connected to the financial district by an elevated walkway system.

On October 17, 2002, the Trust announced that it had entered into an agreement to acquire the Monarch Hotel in Washington, D.C. This luxury property has 415 guestrooms and suites and 18 meeting rooms with approximately 29,000 square feet of meeting space. It is located in the West End of Washington, close to Georgetown, popular tourist attractions and the business district. Built in 1985, the hotel recently underwent an approximate US$13 million renovation which included renovations to guestrooms, corridors and public areas. The Trust intends to make an additional US$7 million in capital expenditures over the next two years in order to, among other things, add a Fairmont Gold floor and renovate an additional floor. Fairmont will manage the hotel on terms consistent with other Fairmont managed hotels, including a 4% capital replacement reserve. The hotel will be rebranded as The Fairmont Washington, D.C. The purchase price for the hotel is approximately US$145 million plus closing costs, of which approximately US$51.4 million will be satisfied by the assumption of existing debt bearing interest at a rate of 6.75% per annum and the balance will be paid in cash. The Trust will partially finance the cash portion of the purchase price from the proceeds of this offering. The acquisition is subject to customary closing conditions and is expected to be completed by early November 2002. In connection with Fairmont securing the management contract on this property, Fairmont will provide cash flow support for the first three years after the acquisition if the hotel does not achieve minimum income levels. The amount of support is subject to an annual maximum, declining over a

three year period, and will vary inversely with the actual operating results achieved. Management believes that the acquisition of the hotel will not be dilutive to current distributable income and has significant potential for future growth. The hotel will be acquired through new companies formed in the United States, and substantially all of the capital will be funded through the Operator. In connection with the acquisition, the Operator and Fairmont will enter into offsetting loan arrangements. To the extent the hotel is indirectly owned by the Operator, the investment in the hotel will not constitute foreign property of the Trust as the Operator has a substantial Canadian presence within the meaning of the Tax Act.

USE OF PROCEEDS

The net proceeds from this offering of Units, after deducting the Underwriters' fee and estimated expenses of the offering to be paid out of general funds of the Trust, will be approximately $146 million. The net proceeds from the offering will be used to either fund a portion of the purchase price of the Monarch Hotel in Washington, D.C. or to repay debt incurred in the acquisition thereof, to fund the repayment of existing indebtedness and for general corporate purposes. See "Recent Developments".

DESCRIPTION OF UNITS

The Trust is an unincorporated closed-end real estate investment trust created pursuant to the Declaration of Trust and governed by the laws of the Province of Alberta. The following is a summary of certain provisions of the Declaration of Trust and does not purport to be complete. This summary is subject to, and qualified in its entirety by reference to, the provisions of the Declaration of Trust.

General

The aggregate number of Units which the Trust may issue is unlimited. As at October 17, 2002, there were 69,847,396 Units outstanding. A further 4,714,724 Units are issuable on exercise of outstanding options under the Trust's Unit Option Plan, and 14,700,000 Units are issuable upon the exchange of the exchangeable shares issued by a subsidiary of the Trust in connection with the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac. In addition, 17,142,857 Units are issuable upon conversion of the Trust's outstanding 7.75% convertible unsecured subordinated debentures due 2007. Each Unit represents a Unitholder's proportionate undivided beneficial interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust. Each Unit confers the right to one vote at any meeting of Unitholders and to participate *pro rata* in any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. Units will be issued in registered form to CDS and are transferable. At Closing, the Units offered under this Prospectus will be available for delivery in book-entry form only through the facilities of CDS. Holders of beneficial interests in the Units will not have the right to receive physical certificates evidencing their ownership of Units. No fractional Units will be issued.

Ownership Restrictions

The Declaration of Trust provides that non-residents of Canada (within the meaning of the Tax Act) are precluded from owning in excess of 49% of the outstanding Units of the Trust at any time, in the aggregate. Accordingly, the Trust will not accept any subscription for any Units or issue or recognize a transfer of any Units if, after giving effect thereto, more than 49% of the outstanding Units would be held or beneficially owned by persons who are non-residents of Canada. In addition, the Declaration of Trust prohibits certain "U.S. Retirement Plans" from purchasing or otherwise acquiring or holding, directly or indirectly, beneficial ownership of any Units. Details with respect to these restrictions are described on page 19 of the 2001 AIF. The Trust continues to evaluate alternatives to the existing restrictions on ownership of Units by "U.S. Retirement Plans".

Proportional Distribution

In connection with this offering, a proportional distribution will be made on November 25, 2002 to Unitholders of record on the day immediately preceding the day of Closing in respect of the period commencing October 1, 2002 to that day. Purchasers of Units pursuant to this offering will not be entitled to participate in this distribution. A

proportional distribution will also be made on December 31, 2002 to Unitholders of record on December 30, 2002 in respect of the period commencing on the day of Closing of this offering to December 30, 2002. Purchasers of Units pursuant to this offering holding Units on the record date will be entitled to participate in this latter distribution.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following summary fairly presents the principal Canadian federal income tax considerations generally applicable to prospective purchasers of Units pursuant to this Prospectus who, at all relevant times, for purposes of the Tax Act, are resident in Canada, deal with the Trust at arm's length and acquire and hold Units as capital property.

This summary is not applicable to any Unitholder which is a "financial institution", as defined in section 142.2 of the Tax Act or to any Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act.

This summary is based upon the facts set out in this Prospectus, the current provisions of the Tax Act and the regulations thereunder, all specific proposals (the "Tax Proposals") to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsels' understanding of the current published administrative and assessing practices and policies of the Canada Customs and Revenue Agency. While this summary assumes that the Tax Proposals will be enacted as currently proposed, no assurance can be given that this will be the case. This summary is not exhaustive of all possible Canadian federal income tax consequences, and except as noted above does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE UNITHOLDER, AND NO REPRESENTATIONS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY SUCH UNITHOLDER ARE MADE. PROSPECTIVE UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME AND CAPITAL TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF UNITS, INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAWS OF ANY COUNTRY, PROVINCE, STATE OR LOCAL TAX AUTHORITY.

Qualification as a Mutual Fund Trust

Based upon information provided to counsel by the Trust, the Trust qualifies as a "unit trust" and a "mutual fund trust" under the provisions of the Tax Act. To qualify as a mutual fund trust, the Trust must be a "unit trust" as defined by the Tax Act and must restrict its undertaking to: (i) the investing of its funds in property (other than real property or an interest in real property) and (ii) the acquiring, holding, maintaining, improving, leasing or managing of any real property, or interest in real property, that is capital property of the Trust or (iii) any combination of the activities described in (i) and (ii), and must have 150 Unitholders each holding one block of units of the Trust (100 Units constitutes a block if the fair market value of a Unit is less than $25.00) which Units are qualified for distribution to the public and have an aggregate fair market value of not less than $500. The Trust has advised counsel that the Trust is, and expects to continue to be, a mutual fund trust under the provisions of the Tax Act and the balance of this summary assumes that the Trust does and will continue to so qualify. The Trust has also advised counsel that the Trust is registered as a registered investment under the Tax Act.

IN THE EVENT THE TRUST WERE NOT TO SO QUALIFY AS A MUTUAL FUND TRUST AT A PARTICULAR TIME, THE INCOME TAX CONSIDERATIONS WOULD BE MATERIALLY DIFFERENT IN CERTAIN RESPECTS FROM THOSE DESCRIBED HEREIN.

Taxation of The Trust

The Trust is generally subject to tax under the Tax Act in respect of its taxable income in each taxation year except to the extent such taxable income is paid or payable or deemed to be paid or payable in such year to Unitholders.

The Declaration of Trust provides that as of the last Distribution Date (as defined in the Declaration of Trust) in a taxation year, all the income (other than net taxable capital gains and net recapture income) of the Trust (computed without reference to subsection 104(6) of the Tax Act), less distributions of the Trust's income for that year previously made by the Trust, shall be paid to Unitholders and its net taxable capital gains and net recapture income shall be paid to Unitholders on the last Distribution Date in the taxation year. The Trust has advised counsel that it intends to deduct for tax purposes such amount of its taxable income as is paid or payable to Unitholders for the year, and consequently the Trust should not be liable for income tax under Part I of the Tax Act in any year.

Losses incurred by the Trust, if any, cannot be allocated to Unitholders but may be deducted by the Trust in future years in accordance with the Tax Act. Provided the rent payable by the Trust to Legacy EF under the leases for The Fairmont Empress and Fairmont Le Château Frontenac (the "Hotel Leases") is reasonable and otherwise deductible, such rent should be deductible in computing the income of the Trust. The determination of whether such rent is reasonable is a question of fact as to which counsel expresses no opinion.

The Trust will be subject to the "rental property" rules, which may restrict the amount of capital cost allowance available to the Trust in any particular year. Provided the principal business of Legacy EF throughout a taxation year of Legacy EF is leasing or rental of real property owned by Legacy EF, such rules will not apply to Legacy EF in respect of such year. The Trust has advised counsel that the Trust expects the principal business of Legacy EF to be the renting or leasing of real property owned by it.

Provided the Trust restricts its investments in "foreign property" within the limits set out in the Tax Act, the Trust will not be subject to tax under Part XI of the Tax Act with respect to excess holdings of foreign property. The Declaration of Trust provides that the Trust will so restrict its investments in foreign property.

Taxation of Unitholders

A Unitholder is required to include in computing income for tax purposes in each year the portion of the amount of taxable income of the Trust, determined for the purposes of the Tax Act, paid or payable to such Unitholder in the year.

The Declaration of Trust provides that income for purposes of the Tax Act will be allocated to Unitholders in the same proportion as distributions received by Unitholders, subject to the discretion of the Trustees to adopt an allocation method which the Trustees consider to be more reasonable in the circumstances.

The Declaration of Trust generally requires the Trust to claim the maximum amount of capital cost allowance available to it in computing its income for tax purposes. Based on the distribution policy, the amount distributed to Unitholders in a year may exceed the taxable income of the Trust for that year. Distributions in excess of the Trust's taxable income in a year will not generally be included in computing the income of the Unitholders from the Trust for tax purposes. However, the adjusted cost base of Units held by a Unitholder will be reduced by the portion of any amount paid or payable to the Unitholder by the Trust (other than the non-taxable portion of certain capital gains) that was not included in computing the Unitholder's income and the Unitholder will realize a capital gain in the year to the extent the adjusted cost base of such Units would otherwise be a negative amount.

The Trust has advised counsel that it intends to designate to the extent permitted by the Tax Act the portion of the taxable income distributed to Unitholders as may reasonably be considered to consist of net taxable capital gains of the Trust. Any such designated amount will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain. The Trust has advised counsel that it intends to also designate, to the extent permitted by the Tax Act, the portion of taxable dividends received by the Trust from its subsidiaries, including the Operator, as may reasonably be considered to be an amount included in the income of Unitholders. Any such designated amount

will be deemed for purposes of the Tax Act, other than for non-resident withholding purposes, to be received by the Unitholders and not the Trust.

Upon the disposition or deemed disposition by a Unitholder of a Unit, a capital gain (or a capital loss) will generally be realized to the extent that the proceeds of disposition of the Unit exceed (or are exceeded by) the aggregate of the adjusted cost base to the Unitholder of the Unit immediately before the disposition and any reasonable costs of the disposition. The adjusted cost base to a Unitholder of a Unit will be determined by averaging the adjusted cost base of all Units owned by a Unitholder as capital property at a particular time.

The portion of capital gains to be included in computing a Unitholder's income ("taxable capital gains"), whether realized through the Trust or on a disposition of Units, and the portion of capital losses deductible from taxable capital gains in accordance with the rules in the Tax Act ("allowable capital losses") is 50%.

Capital gains realized by an individual and certain trusts may give rise to an alternative minimum tax.

Following December 31 of each year, Unitholders will be provided with the necessary income tax information to enable them to prepare their income tax returns.

Eligibility of Units

Provided that the Trust qualifies as a "mutual fund trust" for purposes of the Tax Act (see "— Qualification as a Mutual Fund Trust") at a particular time, or is a registered investment, at a particular time, the Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans ("Plans") and registered education savings plans ("RESPs") at such time. Plans and RESPs will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain arising on the disposition of Units.

Provided the Trust is a mutual fund trust for purposes of the Tax Act and the Trust restricts its investments in "foreign property" within the limits set out in the Tax Act or is a registered investment, the Units will not constitute foreign property for Plans, registered pension funds or plans or other persons subject to tax under Part XI of the Tax Act. The Declaration of Trust provides that the Trust will so restrict its investments in foreign property.

PLAN OF DISTRIBUTION

Pursuant to an Underwriting Agreement dated October 17, 2002 made between the Trust, FHR and the Underwriters, the Trust has agreed to sell and the Underwriters have severally agreed, in the proportions set out in the Underwriting Agreement, to purchase, on or about November 1, 2002 or such other date as may be agreed upon, but not later than November 29, 2002, subject to the terms and conditions stated therein, all but not less than all of the Public Units at a price of $7.70 per Unit, for total consideration of $150,150,000, payable in cash to the Trust. The price of the Units was established by negotiation between the Trust and the Underwriters. The Underwriting Agreement provides that the Trust will pay the Underwriters a fee of $0.308 per Public Unit on account of services rendered in connection with this offering, being an aggregate fee of $4,004,000.

The Trust has agreed to sell the FHR Units to the Underwriters, and FHR has agreed to purchase the FHR Units in accordance with the terms of the Underwriting Agreement, from the Underwriters, in each case, at a price of $7.70 per Unit, being the price at which the Units are offered to the public by this Prospectus. As a result of such purchase, FHR's direct or indirect equity interest in the Trust upon completion of the offering will be approximately 35.2%, assuming exchange of the outstanding exchangeable shares of Legacy EF. No commission or fees will be paid to the Underwriters with respect to the FHR Units. The purchase by FHR is conditional upon the purchase of the Public Units by the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. However, the Underwriters are obligated to take up and pay for all of the Public Units if any of the Public Units are purchased under the Underwriting Agreement.

The Trust has agreed that it will not, without the prior consent of RBC Dominion Securities Inc., authorize, issue or sell Units or any securities convertible into or exchangeable or exercisable for Units (other than the Units offered hereby, Units offered in connection with acquisitions and Units issuable pursuant to the exercise of the options granted or to be granted under the Trust's Unit Option Plan) or agree to do so or publicly announce any intention to do so for 90 days following the Closing.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution, bid for or purchase Units. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Units at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in transactions exempt from the registration requirements of the U.S. Securities Act. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement and except as expressly permitted by applicable laws of the United States, it will not offer or sell the Units as part of the distribution thereof at any time within the United States or to, or for the account or benefit of, U.S. persons. Terms used above in this paragraph have the meanings given to them by Regulation S under the U.S. Securities Act. In addition, until 40 days after the commencement of this offering, an offer or sale of the Units within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made other than in accordance with an exemption from such requirements.

The Trust has agreed to indemnify the Underwriters and their shareholders, directors, officers and employees against certain liabilities, including liabilities under applicable securities laws in connection with the issuance of Units.

At Closing, the Units will be available for delivery in book-entry form only through the facilities of CDS. A purchaser of Units pursuant to this offering will receive only a customer confirmation from a registered dealer who is a CDS participant from or through whom the Units are purchased.

The Trust has applied to list the securities being distributed under this Prospectus on the TSX. Listing will be subject to the Trust fulfilling all the listing requirements of the TSX.

RISK FACTORS

There are certain risks inherent in an investment in the Units and in the activities of the Trust. In addition to the risk factors specifically enumerated in the 2001 AIF, the Trust is subject to the following additional risks:

Labour Relations

The Trust is a party to a number of collective bargaining agreements covering the portion of its employees who are unionized. One contract expires in the balance of 2002 and five additional contracts will expire in 2003. If the Operator should be unable to renegotiate these agreements, work stoppages could affect the operations of the hotels covered by such agreements.

Business in the United States

Upon the closing of the acquisition of the Monarch Hotel (see "Recent Developments"), the Trust will have diversified its income base into the United States. Earnings generated by this investment will be in U.S. dollars and will fluctuate with general economic conditions in the United States and in particular the Washington, D.C. market.

Distributions to Unitholders will, in part, be funded by earnings from this investment. Accordingly, the Trust's distributable income may be affected by changes in United States tax law and changes in the exchange rate between the Canadian and the United States dollars. The hotel will also operate within the United States regulatory framework that may differ from regulations to which the Trust's Canadian operations are currently subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As at October 17, 2002, FHR indirectly owned approximately 30,139,143 Units representing approximately 35.6% of the outstanding Units, assuming exchange of the outstanding exchangeable shares of Legacy EF acquired in connection with the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac. FHR owns 83.5% of Fairmont and owns all of the outstanding common shares of CPHMC and Delta. CPHMC earns hotel management and advisory fees from the Operator and the Trust under the Management Agreements and the Advisory Agreement, respectively. Fairmont and Delta earn hotel management fees from the Trust. See "The Trust", "Business of the Trust" and "Plan of Distribution".

Messrs. William R. Fatt, Chris J. Cahill and M. Jerry Patava are Trustees and officers of the Trust, and Messrs. Terence P. Badour and Neil J. Labatte are officers of the Trust. Each of Messrs. Fatt, Cahill, Patava and Badour is also a director or officer of FHR, Fairmont, Delta, CPHMC, Legacy EF and the Operator. Mr. Labatte is a director or officer of FHR, Fairmont and the Operator.

LEGAL MATTERS

Legal matters in connection with the offering of Units have been passed upon on behalf of the Trust by McCarthy Tétrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. As at the date hereof, the partners and associates of McCarthy Tétrault LLP and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Units of the Trust.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3000, Royal Trust Tower, 77 King Street West, Toronto, Ontario.

The transfer agent and registrar for the Units is Computershare Trust Company of Canada at its offices in Toronto, Ontario, Montreal, Quebec, and Calgary, Alberta. The co-transfer agent is Computershare Trust Company of New York in New York, New York.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Purchasers should refer to any applicable provisions of the securities legislation of their particular province for the particulars of these rights or consult with a legal advisor.

FINANCIAL STATEMENTS

January 31, 2002

Compilation Report

To the Trustees of
Legacy Hotels Real Estate Investment Trust

We have reviewed, as to compilation only, the accompanying pro forma consolidated statement of operations and retained earnings (deficit) for the year ended December 31, 2001 of **Legacy Hotels Real Estate Investment Trust** (the "Trust") which has been prepared for inclusion in this Prospectus. In our opinion, the pro forma consolidated statement of operations and retained earnings (deficit) has been properly compiled to give effect to the transactions and the assumptions described in the notes thereto.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

Proforma Consolidated Statement of Operations and Retained Earnings (Deficit)
(in thousands of Canadian dollars except per unit amounts)

	For the Year Ended December 31, 2001			
	Actual	Adjustments		Total
	$	$ (unaudited)		$
Operating revenues				
Rooms	374,459	2,157	2(a)	376,616
Food and beverage	197,185	1,673	2(a)	198,858
Other	35,145	339	2(a)	35,484
	606,789	4,169		610,958
Operating expenses	402,546	4,538	2(a)	407,084
Gross operating profit	204,243	(369)		203,874
Hotel management fees	20,777	115	2(b)	20,892
Property taxes, rent and insurance	43,232	606	2(a)	43,838
Operating income from hotel operations before undernoted items	140,234	(1,090)		139,144
Other expenses				
Amortization of capital assets	30,846	525	2(c)	31,371
Advisory fees	6,264	114	2(d)	6,378
Restructuring costs	1,718	—		1,718
Other	2,321	93	2(e)	2,414
Income before interest expense, income tax expense and goodwill amortization	99,085	(1,822)		97,263
Interest expense, net	45,340	1,277	2(f)	46,617
Income before income tax expense and goodwill amortization	53,745	(3,099)		50,646
Income tax expense (recovery)				
Current	492	30		522
Future	(1,538)	(1,260)	2(g)	(2,798)
	(1,046)	(1,230)		(2,276)
Net income before goodwill amortization	54,791	(1,869)		52,922
Goodwill amortization	1,059	96	2(h)	1,155
Net income for the year	53,732	(1,965)		51,767
Retained earnings (deficit) — at beginning of year	(4,593)	—		(4,593)
Distributions in the year	(58,850)	—		(58,850)
Dividends on exchangeable shares	(9,278)	—		(9,278)
Part VI.I tax on exchangeable share dividends	(3,510)	—		(3,510)
Part VI.I tax deduction	3,160	—		3,160
Retained earnings (deficit) — at end of year	(19,339)	(1,965)		(21,304)
Net income per unit	$ 0.66			$ 0.62
Net income per unit on a diluted basis	$ 0.66			$ 0.62
Distributable income per unit	$ 0.78			$ 0.75
Distributable income per unit on a diluted basis	$ 0.78			$ 0.75

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

Notes to the Proforma Consolidated Statements of Operations and Retained Earnings (Deficit)
(in $000's)

1. Basis of presentation

The unaudited proforma consolidated statement of operations and retained earnings (deficit) gives effect to the acquisition by the Trust of The Fairmont Empress and Fairmont Le Château Frontenac as if the acquisition occurred on January 1, 2001. These two hotels were acquired by the Trust on February 1, 2001. This unaudited proforma statement of operations and retained earnings (deficit) should be read in conjunction with the historical consolidated financial statements and notes thereto of the Trust included in the 2001 Annual Report.

This proforma consolidated statement of operations and retained earnings (deficit) is not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to above.

2. Proforma assumptions and adjustments

(a) The January 2001 operating results are based on actual operating income reported by The Fairmont Empress and Fairmont Le Château Frontenac (the "Hotels").

(b) Hotel management fees were calculated at 2.75% of operating revenues.

(c) Amortization is calculated at 1/11 of the actual amortization reported by the Hotels for the period from February 1, 2001 to December 31, 2001 (the "Period").

(d) Advisory fee is calculated at 1/11 of the actual amounts reported by the Hotels in the Period.

(e) Other represents 1/11 of actual corporate expenses and capital taxes reported by the Hotels in the Period.

(f) Interest expense is based on 1/11 of actual mortgage interest expense reported by the Hotels in the Period.

(g) Future income taxes are calculated based on a normalized corporate tax rate of 40.7%.

(h) Goodwill amortization is calculated at 1/11 of actual amortization reported by the Hotels in the Period.

May 10, 2001

Auditors' Report

To the Trustees of
Legacy Hotels Real Estate Investment Trust

We have audited the combined balance sheet as at December 31, 2000 and the combined statements of operating income before interest and income tax expense and cash flows for the year then ended respecting The Fairmont Empress and Fairmont Le Château Frontenac (the "Hotels"). These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the combined statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements.

In our opinion, these combined financial statements present fairly, in all material respects, the combined financial position of the Hotels as at December 31, 2000 and the results of the operations before interest and income tax expense and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Combined Balance Sheet as at December 31, 2000
(in $000's)

Assets	
Current assets	
Accounts receivable	6,823
Materials and supplies	1,024
Prepaid expenses	477
	8,324
Capital assets (Note 4)	
Land	6,902
Buildings	122,808
Furniture, fixtures and equipment	10,431
	140,141
	148,465
Liabilities	
Current liabilities	
Bank indebtedness	1,000
Accounts payable and accrued liabilities	9,433
	10,433
Properties' equity (Note 5)	138,032
	148,465

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Combined Statement of Operating Income Before Interest and Income Tax Expense for the Year Ended December 31, 2000

(in $000's)

Operating revenues	
Rooms	60,818
Food and beverage	33,128
Others	5,841
	99,787
Operating expenses	61,792
Gross operating profit	37,995
Hotel management fees (Note 3)	3,299
Property taxes, rent and insurance	4,141
Operating income from hotel operations before undernoted items	30,555
Capital tax	645
Amortization of capital assets	4,680
Operating income before interest and income tax expense for the year	25,230

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Combined Statement of Cash Flows for the Year Ended December 31, 2000
(in $000's)

Operating activities	
Operating income before interest and income taxes	$25,230
Item not affecting cash	
Amortization	4,680
Net changes in working capital	
Accounts receivable	(1,740)
Materials and supplies	137
Prepaid expenses	199
Accounts payable and accrued liabilities	635
Cash flow from operating activities	29,141
Investing activities	
Due from CPHREC	(18,915)
Additions to capital assets	(9,942)
Cash flow used in investing activities	(28,857)
Increase in cash during the year	284
Bank indebtedness, beginning of year	(1,284)
Bank indebtedness, end of year	(1,000)

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Notes to Combined Financial Statements
December 31, 2000
(in $000's)

1. Basis of presentation and nature of operations

The combined financial statements of The Fairmont Empress and Fairmont Le Château Frontenac (the "Hotels") include the assets and liabilities and results of operations of the business operating as the Hotels. The Hotels were sold by Canadian Pacific Hotels Real Estate Corporation ("CPHREC") to Legacy Hotels Real Estate Investment Trust on February 1, 2001 for approximately $305 million. The combined financial statements may not necessarily be indicative of the results that would have been attained if the Hotels had been operated as a separate legal entity. The combined financial statements have been prepared solely for inclusion in this Prospectus.

2. Summary of significant accounting policies

Materials and supplies

Materials and supplies are valued at the lower cost, determined on a first-in, first-out basis and replacement value.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided at rates designed to write off the assets over their estimated economic lives. The annual rates of amortization are as follows:

Buildings	sinking fund over 40 years
Furniture, fixtures and equipment	6 – 20% straight line

Revenue recognition

Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured.

Maintenance and repairs

Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Pre-opening expenses

Pre-opening expenses of new facilities are amortized over a period of 60 months, commencing the month following the opening of the facility as defined by the Hotels.

Development costs

Development costs are amortized generally over 36 months from the date of completion of the specific project. If a specific project is abandoned, all development costs are expensed in full.

Operating equipment

The cost of the initial complement of circulating operating equipment such as linens, china, glassware and silver is capitalized and then amortized over a period of 36 months. Replacements are expensed when placed in service.

Financial instruments

The carrying amounts reported in the balance sheet for accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their fair value due to the short term to maturity of these instruments.

3. Related party transactions

Hotel management fees are charged by the hotel manager, Fairmont Hotels Inc. ("FHI") to the Hotels pursuant to the management agreements.

As part of normal business activities, the Hotels reimburse FHI for providing central reservation, sales and marketing, accounting, management information, employee training and other services to the Hotels on a cost recovery basis in accordance with management agreements.

The total amount of these reimbursements charged to operations were $3,705 for the year ended December 31, 2000.

4. Capital assets

	Cost	Amortization	Net
Land	6,902	—	6,902
Buildings	152,968	30,160	122,808
Furniture, fixtures and equipment	46,431	36,000	10,431
	206,301	66,160	140,141

5. Properties' equity

Properties' equity is equal to total assets less total liabilities of the Hotels and is the equivalent of a head office account in the normal concept of divisional/branch accounting.

6. Commitments

Minimum rentals for operating leases for each of the next five fiscal years are:

	$
2001	185
2002	154
2003	136
2004	129
2005	115
	719

CERTIFICATE OF THE TRUST

Dated: October 18, 2002

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities laws of all the provinces of Canada. For the purpose of the *Securities Act* (Québec) and the regulations thereunder, this simplified Prospectus, as supplemented by the documents incorporated herein by reference, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) WILLIAM R. FATT
Vice Chairman and
Chief Executive Officer

(Signed) M. JERRY PATAVA
Executive Vice President,
Chief Financial Officer and Treasurer

On behalf of the Trustees

(Signed) JOHN J. O'CONNOR
Trustee

(Signed) RICHARD A. GOLDSTEIN
Trustee

CERTIFICATE OF THE UNDERWRITERS

Dated: October 18, 2002

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities laws of all the provinces of Canada. For the purpose of the *Securities Act* (Québec) and the regulations thereunder, to our knowledge, this simplified Prospectus, as supplemented by the documents incorporated herein by reference, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: (Signed) RICHARD N. MATHESON

BMO NESBITT BURNS INC.	CIBC WORLD MARKETS INC.	SCOTIA CAPITAL INC.	TD SECURITIES INC.
By: (Signed) JAMES P. BOWLAND	By: (Signed) ALLAN KIMBERLEY	By: (Signed) PETER L. SLAN	By: (Signed) ANDREW PHILLIPS

NATIONAL BANK FINANCIAL INC.

By: (Signed) CRAIG SHANNON

RAYMOND JAMES LTD.

By: (Signed) ROLAND A. CARDY

SALMAN PARTNERS INC.

By: (Signed) TERRANCE K. SALMAN

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES ACQUISITION OF THE MONARCH HOTEL

- Washington, D.C. Acquisition Marks Expansion into the U.S. Market -
- Property to be Managed by Fairmont Hotels & Resorts -

TORONTO, October 17, 2002 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced that it has agreed to purchase the Monarch Hotel in Washington, D.C. Fairmont Hotels & Resorts Inc. ("FHR") (TSX/NYSE: FHR) will manage the property, which will be officially flagged "The Fairmont Washington, D.C." in November 2002.

The purchase price for the property is approximately US$145 million, or Cdn$238 million, plus closing costs. Legacy will assume an existing mortgage of approximately US$51.5 million and has sufficient resources available to finance the balance of the acquisition costs. The transaction is expected to close in early November, subject to certain conditions. Legacy believes that the acquisition of the Monarch Hotel will not be dilutive to current distributable income and has significant potential for future growth.

Commenting on the transaction, William R. Fatt, Vice Chairman and Chief Executive Officer of Legacy, said, "With a well diversified portfolio in Canada, the timing was right for Legacy to seek expansion in the United States. The Monarch Hotel is an exceptional property in an important new market and represents the qualities we seek for our portfolio of luxury hotels. We anticipate that the Monarch Hotel will benefit from the Fairmont brand and ultimately from the rebound in the U.S. economy."

Through their ongoing strategic relationship, Legacy and FHR will work together to further strengthen the quality and performance of the property.

Legacy will host a conference call today at 5:00 p.m. Eastern Time to discuss this announcement. Please dial (416) 620-2400 or 1-877-871-4052 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 7:00 p.m. on October 17, 2002 through to 7:00 p.m. on October 24, 2002. To access the recording please dial 1-800-633-8625 and use the reservation number 20986677.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on this website following the conference call.

About Monarch Hotel

Built in 1985, the 415-room Monarch Hotel is located in Washington's West End on the edge of picturesque Georgetown and is considered one of the city's premier luxury properties. The Monarch Hotel is close to Washington's finest museums, theaters (including the Kennedy Center), shopping and dining. The hotel has the amenities and services expected of a luxury property in a major downtown city: extensive function space with 18 meeting rooms totaling more than 29,000 square feet, a 17,500 square foot fitness center and award-winning dining. Between 1999 and 2000, the majority of the Monarch Hotel's guestrooms and meeting space were renovated.

About Legacy Hotels Real Estate Investment Trust

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first class hotels and resorts with approximately 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

-30-

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
ANNOUNCES $150 MILLION EQUITY OFFERING

Toronto, October 17, 2002 -- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced today that it has entered into an agreement to sell to a group of underwriters, led by RBC Dominion Securities Inc., 19.5 million trust units at $7.70 per trust unit to raise proceeds of approximately $150 million. The offering is being made by means of a prospectus to be filed in Canada. Closing of the offering is expected to occur on November 4, 2002 and is subject to regulatory approvals.

Proceeds from the offering will be used to either fund a portion of the purchase price of the Monarch Hotel in Washington, D.C. or to repay debt incurred in the acquisition thereof, to fund the repayment of existing indebtedness and for general corporate purposes.

In the offering, Fairmont Hotels & Resorts Inc. ("FHR") (TSX/NYSE:FHR) has agreed to subscribe for 6.5 million trust units of Legacy to maintain its ownership position at the current level of approximately 36%.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first class hotels across Canada with approximately 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

-30-

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS THIRD QUARTER RESULTS
- RevPAR up 8.0% - Net Income increases 21.0% -

TORONTO, October 17, 2002 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three and nine months ended September 30, 2002. All amounts are in Canadian dollars.

"We are pleased with Legacy's recent performance as it demonstrates the continued strength of the portfolio. Our third quarter results were impressive, including an 8.0% increase in revenue per available room, or RevPAR, and a 21.0% improvement in net income," said William R. Fatt, Vice Chairman and Chief Executive Officer of Legacy.

Three Months Ended September 30, 2002

Third quarter operating revenues increased 10.9% to $194.1 million on the strength of portfolio-wide RevPAR improvements as well as the acquisition of the Sheraton Suites Calgary Eau Claire, which contributed an additional $5.8 million. Hotel EBITDA[1] for the three months ended September 30, 2002 improved to $61.2 million compared to $55.7 million in 2001. Hotel EBITDA margin, defined as hotel EBITDA as a percentage of operating revenues, was 31.5% compared with 31.8% in the third quarter of 2001. This decline in margins relates to the reversal of management incentive fee accruals in the third quarter of 2001.

Net income of $37.5 million was up 21.0% from $31.0 million in the third quarter of 2001. Third quarter distributable income[2] and distributable income per unit were $38.0 million and $0.45, respectively, compared with $31.9 million and $0.39 in 2001, respectively. The increase in distributable income results from improved performance throughout the portfolio combined with the July 2002 acquisition of the Sheraton Suites Calgary Eau Claire.

RevPAR increased 8.0% for the quarter, driven by a 3.4 point improvement in occupancy and a 3.3% increase in average daily rate ("ADR"). RevPAR at the Fairmont managed properties was up 7.1% due to increases in both occupancy and ADR of 3.2 points and 2.8%, respectively. At the Delta managed properties, RevPAR improved 10.7% as a result of a 3.9 point increase in occupancy and a 5.1% increase in ADR.

Nine Months Ended September 30, 2002

For the nine months ended September 30, 2002, Legacy reported operating revenues of $487.3 million, an increase of 5.2% over $463.1 million reported in 2001. Hotel EBITDA improved 5.1% to $118.5 million. The year-to-date increase in revenues is primarily attributable to a portfolio-wide RevPAR improvement as well as the addition of the Sheraton Suites Calgary Eau Claire during the third quarter.

Legacy reported net income of $47.5 million for the nine months ended September 30, 2002 compared to $45.4 million in 2001 and distributable income per unit decreased to $0.58 from $0.62 in the prior period. Diluted distributable income per unit decreased to $0.56 from $0.61 in 2001. The distributions on the convertible debentures[3] negatively impacted distributable income.

Year-to-date, Legacy's RevPAR increased 3.8% from improvements in both ADR and occupancy. RevPAR for Fairmont managed properties improved 3.0% as a result of increases in occupancy and ADR of 1.8 points and 0.4%, respectively. The Delta managed properties experienced better results with a 5.9% increase in RevPAR due to increases in both occupancy and ADR of 0.8 points and 4.7%, respectively.

Corporate Developments

The third quarter marked the first period of ownership and operations of the Sheraton Suites Calgary Eau Claire following its acquisition on July 12, 2002. The high quality, all-suite hotel is in one of Calgary's prime downtown locations, at the heart of the city's vibrant Eau Claire Market shopping and recreation district.

During the third quarter, new labour contracts were successfully settled at The Fairmont Hotel Vancouver, The Fairmont Empress, The Fairmont Royal York, the Delta Bessborough and the two Montreal properties. In early October, a new labour contract was settled at the Delta Toronto East. On December 31, 2002, the main labour contract at Fairmont Le Château Frontenac expires. Although it is not possible to predict the outcome of negotiations, management is hopeful that a reasonable settlement will be reached.

Legacy's Board of Trustees declared a third quarter distribution of $0.185 per unit to unitholders of record as of September 30, 2002, payable on or about October 20, 2002. The distribution was consistent with that of the first and second quarters of 2002. Distributions are reviewed each quarter and established to a level that the Board of Trustees believes to be sustainable. For the past four quarters, FHR, Legacy's largest investor with an approximate 36% interest, had chosen to receive units instead of cash in accordance with Legacy's Distribution Reinvestment Plan. This quarter, FHR elected to return to receiving cash distributions in light of Legacy's performance and the continuing strength in the Canadian economy.

Outlook

"We have been pleased with Legacy's performance during the difficult operating environment in 2002. We expect considerable year-over-year growth in the fourth quarter given the current strength in the Canadian economy. In addition, minimal new hotel supply in our key markets should facilitate continued stability," said Mr. Fatt.

Commenting on Legacy's future growth, Mr. Fatt concluded, "We believe Legacy has the financial capability to continue growing its portfolio. We are currently pursuing acquisition opportunities that we believe would complement our existing portfolio while increasing the long term value for our unitholders."

Legacy will host a conference call today at 1:30 p.m. Eastern Time to discuss these results. Please dial (416) 641-6682 or 1-800-387-2917 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 3:30 p.m. on October 17, 2002 through to 3:30 p.m. on October 24, 2002. To access the recording please dial 1-800-633-8625 and use the reservation number 20932957.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on this website following the conference call.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first class hotels across Canada with approximately 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

This press release contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

	Three months ended September 30 2002	Three months ended September 30 2001	Nine months ended September 30 2002	Nine months ended September 30 2001
RevPAR [4]	$ 146.13	$ 135.28	$ 119.29	$ 114.91
ADR [4]	$ 185.84	$ 179.95	$ 167.88	$ 165.09
Occupancy [4]	78.6%	75.2%	71.1%	69.6%
RevPAR – Fairmont Regional				
British Columbia	$ 205.42	$ 194.48	$ 148.00	$ 146.19
Alberta	137.03	142.45	123.10	118.47
Saskatchewan and Manitoba	78.46	82.53	78.50	75.65
Ontario	146.83	133.64	134.31	135.69
Quebec	201.78	179.70	145.76	134.14
Total	$ 170.59	$ 159.27	$ 136.00	$ 132.01
RevPAR – Delta Regional				
Alberta	$ 99.89	$ 94.86	$ 98.62	$ 88.89
Saskatchewan and Manitoba	69.41	64.05	70.64	63.67
Ontario	95.63	90.93	91.21	94.24
Quebec	121.69	106.39	104.04	93.74
Maritimes	122.19	106.40	90.25	83.66
Total	$ 104.06	$ 94.03	$ 90.56	$ 85.54

In thousands of Canadian dollars (except per unit amounts)

	Three months ended September 30 2002	Three months ended September 30 2001	Nine months ended September 30 2002	Nine months ended September 30 2001
Operating revenues	$ 194,147	$ 175,047	$ 487,295	$ 463,073
Hotel EBITDA	61,225	55,667	118,526	112,731
Net income	37,460	30,955	47,457	45,403
Distributable income	38,047	31,909	48,964	50,569
Net income per unit	0.40	0.38	0.47	0.56
Distributable income per unit	0.45	0.39	0.58	0.62
Distributions per unit	0.185	0.185	0.555	0.685

1. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of hotel EBITDA may be different than the calculations used by other entities.
2. Distributable income is calculated as net income before amortization, income taxes and special charges less the capital replacement reserve. This amount is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income, which is distributed to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Readers are cautioned that distributable income is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of distributable income may be different than the calculations used by other entities.
3. The convertible debentures are accounted for as equity and as such their interest payments are accounted for as preferred distributions of net income and as a reduction of distributable income available to unitholders. The convertible debentures were dilutive to distributable income for the three months and nine months ended September 30, 2002.
4. RevPAR, ADR and occupancy figures are based on the portfolio of properties as at September 30, 2002.

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in thousands of Canadian dollars)
(Unaudited)

	September 30, 2002	December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 75,821	$ 14,696
Accounts receivable	45,997	35,037
Materials and supplies	5,880	5,102
Prepaid expenses	14,234	2,968
	141,932	57,803
Property and equipment	1,498,915	1,432,257
Goodwill (note 1)	39,516	39,516
Other assets	11,234	12,285
	$ 1,691,597	$ 1,541,861
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 77,637	$ 63,482
Accrued distributions and dividends	22,146	-
Current portion of long-term debt	83,440	105,048
Other	132	132
	183,355	168,662
Long-term debt	559,912	576,777
Other liabilities	2,946	2,344
Future income taxes	47,913	48,606
Unitholders' interest		
Units (note 4)	649,929	638,342
Contributed surplus	49	49
Exchangeable shares (note 5)	126,420	126,420
Convertible debentures (note 6)	145,594	-
Deficit	(24,521)	(19,339)
	897,471	745,472
	$ 1,691,597	$ 1,541,861

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Operating revenues				
Room	$ **132,177**	$ 118,237	$ **312,756**	$ 294,909
Food and beverage	**51,673**	47,203	**147,713**	142,123
Other	**10,297**	9,607	**26,826**	26,041
	194,147	175,047	**487,295**	463,073
Operating expenses	**112,882**	104,394	**314,748**	303,225
Gross operating profit	**81,265**	70,653	**172,547**	159,848
Hotel management fees	**7,486**	3,742	**18,102**	15,267
Property taxes, rent and insurance	**12,554**	11,244	**35,919**	31,850
Operating income from hotel operations before undernoted items	**61,225**	55,667	**118,526**	112,731
Other income				
(Loss) gain on settlement of debentures	**(50)**	-	**127**	-
Other expenses				
Amortization of property and equipment	**8,664**	7,879	**25,934**	23,361
Advisory fee	**1,788**	1,664	**5,225**	4,608
Restructuring costs	**-**	1,718	**-**	1,718
Other	**679**	698	**1,853**	1,809
	11,131	11,959	**33,012**	31,496
Income before interest expense, income tax expense and goodwill amortization	**50,044**	43,708	**85,641**	81,235
Interest expense, net	**11,970**	11,784	**36,335**	33,309
Income before income tax expense and goodwill amortization	**38,074**	31,924	**49,306**	47,926
Income tax expense				
Current	**150**	129	**450**	363
Future	**464**	551	**1,399**	1,390
	614	680	**1,849**	1,753
Net income before goodwill amortization	**37,460**	31,244	**47,457**	46,173
Goodwill amortization (note 1)	**-**	289	**-**	770
Net income for the period	$ **37,460**	$ 30,955	$ **47,457**	$ 45,403
Basic net income per unit (note 7)	$ **0.40**	$ 0.38	$ **0.47**	$ 0.56
Diluted net income per unit (note 7)	$ **0.37**	$ 0.38	$ **0.47**	$ 0.56

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Deficit
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Deficit - beginning of period	$ **(43,752)**	$ (29,419)	$ **(19,339)**	$ (4,593)
Net income for the period	**37,460**	30,955	**47,457**	45,403
Distributions in the period	**(12,922)**	(12,488)	**(38,454)**	(46,239)
Dividends on exchangeable shares	**(1,931)**	(1,979)	**(5,815)**	(7,300)
Part VI.1 tax on exchangeable share dividend	**(772)**	(741)	**(2,326)**	(2,769)
Part VI.1 tax deduction	**695**	667	**2,093**	2,493
Accretion of convertible debenture issuance costs (note 6)	**(338)**	-	**(844)**	-
Distributions on convertible debentures (note 6)	**(2,961)**	-	**(7,293)**	-
Deficit - end of period	$ **(24,521)**	$ (13,005)	$ **(24,521)**	$ (13,005)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net income for the period	$ **37,460**	$ 30,955	$ **47,457**	$ 45,403
Items not affecting cash				
Amortization of property and equipment	**8,664**	7,879	**25,934**	23,361
Goodwill amortization	**-**	289	**-**	770
Loss (gain) on settlement of debentures	**50**		**(127)**	-
Part VI.1 tax	**(772)**	(741)	**(2,326)**	(2,769)
Future income taxes	**464**	551	**1,399**	1,390
Other	**234**	85	**701**	259
Changes in non-cash working capital (note 9)	**1,924**	(1,674)	**(9,982)**	(6,952)
	48,024	37,344	**63,056**	61,462
INVESTING ACTIVITIES				
Acquisitions (note 3)	**1,964**	-	**(63,036)**	(181,711)
Land transfer tax refund	**1,685**	-	**1,685**	-
Additions to property and equipment	**(9,007)**	(14,482)	**(30,107)**	(48,878)
Other assets	**491**	(418)	**1,050**	(8,407)
	(4,867)	(14,900)	**(90,408)**	(238,996)
FINANCING ACTIVITIES				
Net proceeds from unit issuance (note 4)	**4,797**	-	**11,588**	31
Distributions	**(12,816)**	(16,875)	**(25,532)**	(33,751)
Dividends on exchangeable shares	**(1,942)**	(2,662)	**(3,884)**	(5,322)
Increase in bank loans	**-**	(5,125)	**-**	39,825
Net proceeds from mortgages	**-**	-	**-**	189,000
Net proceeds from convertible debentures	**-**	-	**144,750**	-
Repurchase of debentures for cancellation	**(20,050)**	-	**(34,598)**	-
Mortgage payments	**(1,275)**	(662)	**(3,748)**	(1,368)
Repayment of deferred liabilities	**(33)**	(34)	**(99)**	(100)
	(31,319)	(25,358)	**88,477**	188,315
Increase (decrease) in cash balance during the period	**11,838**	(2,914)	**61,125**	10,781
Cash balance - beginning of period	**63,983**	7,964	**14,696**	(5,731)
Cash and cash equivalents balance - end of period	$ **75,821**	$ 5,050	$ **75,821**	$ 5,050
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	**1,091**	126	**6,990**	319
Interest paid	**7,539**	6,408	**32,135**	26,758

Legacy Hotels Real Estate Investment Trust
Notes to Consolidated Financial Statements
September 30, 2002 and 2001
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

1. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2001 audited consolidated financial statements, except as discussed below:

Goodwill

On January 1, 2002, Legacy Hotels Real Estate Investment Trust ("Legacy") adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets is expensed in the period of impairment. Other intangible assets with definite lives will continue to be amortized over their estimated useful lives and are also tested for impairment. The recommendations of this new policy have been applied prospectively.

Legacy has completed its impairment testing on the balance of goodwill as at January 1, 2002. As a result of this testing, there were no impairment losses.

Upon adoption of these recommendations, it was determined that no reclassifications of goodwill and intangible assets were required under CICA recommendations on business combinations. Legacy has determined that none of its intangible assets, other than goodwill, have indefinite lives and, accordingly, continues to amortize such intangible assets over their estimated useful lives.

A reconciliation of previously reported net income, net income per unit and diluted net income per unit to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Net income	$ 37,460	$ 30,955	$ 47,457	$ 45,403
Goodwill amortization	-	289	-	770
Adjusted net income	37,460	31,244	47,457	46,173
Basic net income per unit	$ 0.40	$ 0.38	$ 0.47	$ 0.56
Goodwill amortization per unit	-	-	-	0.01
Adjusted basic net income per unit	$ 0.40	$ 0.38	$ 0.47	$ 0.57
Diluted net income per unit	$ 0.37	$ 0.38	$ 0.47	$ 0.56
Goodwill amortization per unit	-	-	-	0.01
Adjusted diluted net income per unit	$ 0.37	$ 0.38	$ 0.47	$ 0.57

Unit-based compensation

Legacy accounts for grants under its unit option plan using the intrinsic value method of accounting for unit-based compensation costs. Under the new CICA recommendations on unit-based compensation plans, Legacy will be providing pro forma net income and pro forma earnings per share, as if the fair value based accounting method had been used to account for unit-based compensation costs for any options granted after January 1, 2002. No options were granted during the nine months ended September 30, 2002.

2. Results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

3. On July 12, 2002, Legacy finalized the acquisition of the Sheraton Suites Calgary Eau Claire in Calgary, Alberta. The assets of this hotel were purchased with cash for an aggregate purchase price of $65.0 million less the assumption of $1.1 million working capital deficit and $0.5 million in closing costs. Legacy was entitled to receive an amount from the vendor based on the net income from the Sheraton Suites Calgary Eau Claire for the period June 1 to July 12 less interest on the cash portion of the purchase price. During this period, Legacy earned a net amount of $1.3 million. This amount is taxable and therefore has been included in distributable income. However, under GAAP, this amount has been treated as an adjustment to the purchase price. The purchase price equation has not yet been finalized.

The purchase price has been allocated as follows:

Working capital deficit	$	(1,134)
Land		7,000
Buildings		51,170
Furniture, fixtures and equipment		6,000
	$	63,036

The acquisition was accounted for using the purchase method and the results of the hotel have been included in the Consolidated Statement of Operations from the date of acquisition.

4. In March 2002, Legacy issued 15,000 units for options exercised pursuant to the unit option plan for $108. Also, in March 2002, Legacy issued 236,912 units to a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR") through a private placement for proceeds of $1,978. In April 2002, Legacy issued 317,502 units through the distribution re-investment plan for proceeds of $2,764. In May 2002, Legacy issued 223,276 units to a subsidiary of FHR through a private placement for proceeds of $1,942. In July 2002, Legacy issued 231,250 units to a subsidiary of FHR through a private placement for proceeds of $1,942. Also, in July 2002, Legacy issued 339,779 units through the distribution re-investment plan for proceeds of $2,854. At September 30, 2002, 69,847,410 units were outstanding (2001 - 67,501,893).

5. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders. At September 30, 2002, 14,700,000 (2001 - 14,700,000) exchangeable shares were outstanding.

6. On February 14, 2002, Legacy issued $150 million of 7.75% unsecured subordinated convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the trust indenture governing the terms of the Convertible Debentures. The Convertible Debentures may not be redeemed by Legacy prior to April 1, 2004. Thereafter, the Convertible Debentures may be redeemed by Legacy, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price exceeds 115% of the then current conversion price. The term "current market price" is defined to mean the weighted-average trading price of Legacy units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

   Legacy may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the units on the date fixed for redemption or the maturity date. Legacy paid issuance costs totalling $5,250 in connection with this offering.

   The Convertible Debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs have been charged directly to retained earnings.

7. Net income per unit is based on net income available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Net income	$ 37,460	$ 30,955	$ 47,457	$ 45,403
Part VI.1 tax, net of deduction	(77)	(74)	(233)	(276)
Accretion of convertible debenture issuance costs	(338)	-	(844)	-
Distributions on convertible debentures	(2,961)	-	(7,293)	-
Net income available to unitholders	$ 34,084	$ 30,881	$ 39,087	$ 45,127
Add: Accretion of convertible debenture issuance costs	338	-	844	-
Distributions on convertible debentures	2,961	-	7,293	-
Diluted net income available to unitholders	$ 37,383	$ 30,881	$ 47,224	$ 45,127
Weighted average number of units outstanding (thousands)	69,718	67,502	69,129	67,500
Weighted average number of exchangeable shares outstanding (thousands)	14,700	14,700	14,700	13,031
	84,418	82,202	83,829	80,531
Dilutive effect of convertible debentures	17,143	-	17,143	-
Dilutive effect of unit options	79	102	92	120
Diluted weighted average number of units	101,640	82,304	101,064	80,651

8. Distributable income per unit is based on the number of units and exchangeable shares outstanding on each distribution date and has been calculated in accordance with the terms of the Declaration of Trust as follows:

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Net income	$ 37,460	$ 30,955	$ 47,457	$ 45,403
Add (deduct):				
Amortization of property and equipment	8,664	7,879	25,934	23,361
Goodwill amortization	-	289	-	770
Income tax expense	614	680	1,849	1,753
Gain on settlement of debentures	50	-	(127)	-
Distributions on convertible debentures	(2,961)	-	(7,293)	-
Land transfer tax refund	1,685	-	1,685	-
Taxable acquisition purchase price adjustment (note 3)	1,330	-	1,330	-
Capital replacement reserve	(8,795)	(7,894)	(21,871)	(20,718)
Distributable income	$ 38,047	$ 31,909	$ 48,964	$ 50,569
Add: Distributions on convertible debentures	2,961	-	7,293	-
Diluted distributable income	$ 41,008	$ 31,909	$ 56,257	$ 50,569
Average units outstanding on distribution dates (thousands)	69,847	67,502	69,286	67,502
Average exchangeable shares outstanding on distribution dates (thousands)	14,700	14,700	14,700	14,700
	84,547	82,202	83,986	82,202
Dilutive effect of convertible debentures	17,143	-	17,143	-
Dilutive effect of unit options	79	102	92	120
Diluted units outstanding (thousands)	101,769	82,304	101,221	82,322
Distributable income per unit	$ 0.45	$ 0.39	$ 0.58	$ 0.62
Diluted distributable income per unit	$ 0.40	$ 0.39	$ 0.56	$ 0.61
Distributions per unit	$ 0.185	$ 0.185	$ 0.555	$ 0.685

9. Changes in non-cash working capital

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
(Increase) decrease in accounts receivable	$ **(1,205)**	$ 6,385	$ **(10,857)**	$ (3,328)
(Increase) decrease in materials and supplies	**(73)**	329	**(698)**	26
(Increase) decrease in prepaid expenses	**3,684**	2,277	**(11,175)**	(7,998)
Increase (decrease) in accounts payable and accrued liabilities	**(482)**	(10,665)	**12,748**	4,348
	$ **1,924**	$ (1,674)	$ **(9,982)**	$ (6,952)

10. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2002.

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST TO RELEASE THIRD QUARTER EARNINGS

TORONTO, October 3, 2002- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) will release its third quarter earnings on October 17, 2002 to be followed by a conference call that day at 1:30 p.m. Eastern Time. Participating on the call will be members of Legacy's senior management.

Investors are invited to access the call by dialing 416-641-6682 or 1-800-387-2917. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 3:30 p.m. on October 17, 2002 through to 3:30 p.m. on October 24, 2002. To access the recording please dial 1-800-633-8625 and use the reservation number 20932957.

A live audio webcast of the third quarter conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first class hotels across Canada with approximately 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

-30-

Contact: Emma Thompson
Executive Director Investor Relations
Tel: 416-874-2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
DECLARES THIRD QUARTER DISTRIBUTION IN 2002**

Toronto, September 18, 2002 -- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its third quarter distribution to unitholders. The distribution is $0.185 per unit to unitholders of record as of September 30, 2002. Payment will be made on or about October 20, 2002. The distribution is consistent with that of the first and second quarters of 2002.

For the past four quarters, Fairmont Hotels & Resorts Inc. ("FHR")(TSX/NYSE: FHR), Legacy's largest investor with an approximate 35% interest, had chosen to receive units instead of cash in accordance with the terms of Legacy's Distribution Reinvestment Plan. This decision reflected FHR's confidence in Legacy's operating stability during the challenging business environment over the past year. This quarter, FHR has elected to return to receiving cash distributions in light of Legacy's performance and the continuing strength in the Canadian economy.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first class hotels across Canada with approximately 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

-30-

Contact: Emma Thompson
Executive Director Investor Relations
Tel: (416) 874-2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

Toronto, September 13, 2002 – At the request of The Toronto Stock Exchange ("TSX"), Legacy Hotels Real Estate Investment Trust ("Legacy")(TSX: LGY.UN) wishes to state that there are no corporate developments to account for the recent increase in trading activity of Legacy units on the TSX.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first class hotels across Canada with approximately 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

-30-

Contact: Emma Thompson
Executive Director Investor Relations
Tel: (416) 874-2485
Toll: (866) 627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Computershare
1500 University Street
Suite 700
Montreal QC H3A 3S8

August 9, 2002

Email: Sonia.Ciavaglia@computershare.com
Telephone: (514) 982-7888 Ext: 7141
Fax: (514) 982-7580

Ms. Emma Thompson
Legacy Hotels Real Estate Investment Trust
Canadian Pacific Tower, Suite 1600
100 Wellington Street West
TD Centre, P O Box 40
Toronto, ON M5K 1B7

Dear Ms. Thompson:

Re: Legacy Hotels Real Estate Investment Trust
2002 2nd Quarter Report

Dear Ms. Thompson,

This letter will serve to confirm that on August 9, 2002 the following material was sent by prepaid mail to the Registered unitholders of the above Corporation:

- 2002 2nd Quarter Report

In addition, copies of the above-mentioned material were sent by prepaid mail to beneficial unitholders who requested material in accordance with National Policy Statement No. 41.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Sonia Ciavaglia"

Sonia Ciavaglia
Account Administrator
Stock Transfer Services


SECOND QUARTER REPORT
& INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2002
LEGACY HOTELS
REAL ESTATE INVESTMENT TRUST

Our second quarter results continued to exceed expectations and were well ahead of our 2001 performance. Revenue per available room for the portfolio increased a healthy 4.9% over this period last year. Canadian properties continue to exhibit signs of a stronger recovery than our U.S. counterparts.

At the beginning of the second quarter we experienced strong demand, which then weakened in June. There seems to have been a rebound in demand in July, however, we are cautious as it remains particularly difficult to predict business levels during this period of recovery. Nevertheless, given the quality of Legacy's assets, the strength of the brands supporting our properties and the growth in our portfolio, we continue to expect improvement in Legacy's performance throughout 2002. Minimal new hotel supply in our key markets should facilitate a continued recovery.

We are pleased with the recent acquisition of the Sheraton Suites Calgary Eau Claire, which is a leader in its market. This high quality, all-suite hotel is in one of Calgary's prime downtown locations, at the heart of the city's vibrant Eau Claire Market shopping and recreation district. We anticipate that this acquisition will be immediately accretive to the portfolio.

Legacy has the financial capacity to continue to grow and we will pursue additional acquisition opportunities, which we believe would complement our existing portfolio.

(signed)

WILLIAM R. FATT
Vice Chairman and Chief Executive Officer
July 18, 2002

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

This report should be read in conjunction with the attached unaudited consolidated financial statements and notes. The financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy") are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All references in the management's discussion and analysis to financial information concerning Legacy refer to such information in accordance with Canadian GAAP and all dollar amounts in this report are in Canadian dollars.

2002 SECOND QUARTER FINANCIAL HIGHLIGHTS

(In thousands of Canadian dollars except per unit amounts)	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Operating revenues	**$ 177,159**	$ 170,303	**$ 293,148**	$ 288,026
Gross operating profit	**67,777**	63,875	**91,282**	89,195
Hotel EBITDA[1]	**49,225**	45,700	**57,301**	57,064
Net income	**25,574**	22,958	**9,997**	14,448
Basic net income per unit	**0.27**	0.28	**0.06**	0.18
Distributable income[2]	**23,904**	24,288	**10,917**	18,660
Basic distributable income per unit	**0.28**	0.29	**0.13**	0.23
Diluted distributable income per unit	**0.26**	0.29	**0.13**	0.23
Distributions and dividends[3]	**18,434**	20,550	**35,302**	41,100
Distributions per unit	**0.185**	0.25	**0.37**	0.50

1. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian GAAP. Legacy's calculation of hotel EBITDA may be different than the calculation used by other entities.

2. Distributable income is calculated as net income before amortization, income taxes and special charges less the capital replacement reserve. This amount is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income, which is distributed to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Readers are cautioned that distributable income is not a defined measure of operating performance under Canadian GAAP. Legacy's calculation of distributable income may be different than the calculation used by other entities.

3. Distributions and dividends include part VI.1 tax payable on exchangeable share dividends and convertible debenture distributions.

REVIEW OF OPERATIONS

For the three and six months ended June 30, 2002, Legacy's hotel operating results have exceeded management's expectations notwithstanding a relatively uncertain Canadian travel industry. After several months of improving market conditions, there was evidence of a slowdown in the strength of this improvement in June. The Canadian hotel market has not been affected as severely as the U.S. market, however, the slowdown continues to provide challenges for management, primarily in the Toronto region.

Revenues

For the three months ended June 30, 2002, Legacy reported gross operating revenues of $177.2 million (2001 – $170.3 million) and $293.1 million for the six months ended June 30, 2002 (2001 – $288.0 million). The second quarter benefited from timing differences related to the Easter holiday, a period of historically low demand, which fell in the first quarter in 2002 as opposed to the second quarter in 2001. Year-to-date results benefited from the full period inclusion of The Fairmont Empress and Fairmont Le Château Frontenac, which were acquired on February 1, 2001. Traditionally, the first half of the year reflects lower portfolio-wide demand for Legacy's properties with revenues increasing throughout the summer and early fall.

For the second quarter of 2002, Legacy's portfolio experienced an increase in revenue per available room ("RevPAR") of 4.9% to $128.53 (2001 – $122.58). This increase was due to a combination of increases in occupancy and average daily rate ("ADR") of 2.9 points and 0.8%, respectively. At the Fairmont managed properties, RevPAR was $146.06 (2001 – $142.20) resulting from an increase in occupancy of 3.0 points combined with a decrease

in ADR of 1.4%. At the Delta managed properties, second quarter RevPAR was $99.93 (2001 – $90.59) due to both an increase in occupancy of 2.7 points and an improvement in ADR of 6.3% over 2001.

For the six months ended June 30, 2002, RevPAR improved 0.9% to $104.37 (2001 – $103.42). The increase resulted from marginal improvements in both occupancy and ADR of 0.4 points and 0.4%, respectively. At the Fairmont managed properties, RevPAR was $117.04 in the first half of 2002 (2001 – $117.05) resulting from an increase in occupancy of 1.1 points and a decrease in ADR of 1.6%. Year-to-date at the Delta managed properties, RevPAR was $85.70 (2001 – $81.23) due to a decline in occupancy of 0.8 points, which was offset by an improvement in ADR of 4.3% over 2001.

The Vancouver market appears to have absorbed the supply growth of the past few years. For the three months ended June 30, 2002, RevPAR at The Fairmont Hotel Vancouver and The Fairmont Waterfront increased 7.5% and 3.3%, respectively. This is the first time in almost three years that both hotels have experienced RevPAR growth in the same quarter.

In the second quarter, the Toronto region began to feel the effects of the softening economy. Both The Fairmont Royal York and Delta Toronto East suffered RevPAR declines mainly driven by drops in ADR. In Ottawa, hotels suffered in the early part of the year as a result of the mild winter temperatures, which reduced the scale of Winterlude festivities. Our Ottawa properties, in particular the Delta Ottawa Hotel and Suites, continue to struggle with demand due to the impact of layoffs and cutbacks at local high-tech companies.

The Delta Calgary Airport reported significant RevPAR growth for both the quarter and year-to-date of 17.4% and 14.1%, respectively, which was driven primarily by rate increases. Part of this improvement is attributed to the G8 Summit, held near Calgary in June, which drew a large number of security and media into the city.

Delta Winnipeg posted considerable RevPAR increases, which was mainly driven by significant occupancy improvement as a result of additional conference bookings this year. In addition, a major renovation was recently completed at the property. For the first six months, RevPAR was up 22.2% over 2001 and for the second quarter, RevPAR increased 32.3%.

The re-opening of the Palais de Congrès in Montreal this April has led to a dramatic increase in the Delta Centre-Ville's group business in the second quarter of 2002 given the hotel's proximity to the convention centre. RevPAR for the three months ended June 30, 2002 increased 24.4%, resulting from both occupancy and room rate growth.

Operating Expenses

Operating expenses in the second quarter of 2002 increased to $109.4 million (2001 – $106.4 million) and to $201.9 million (2001 – $198.8 million) in the first half of 2002. During the second quarter, operating expenses were consistent with occupancy improvements throughout the portfolio. For the six months ended June 30, 2002, additional costs of $4.0 million were incurred following the full period inclusion of The Fairmont Empress and Fairmont Le Château Frontenac. These costs were partially offset by savings in energy costs as a result of a mild winter, primarily in Ontario and Quebec, and lower oil and gas prices.

Hotel management fees, both base and incentive, represented approximately 3.9% of revenues in the second quarter of 2002 (2001 – 4.3%) and 3.6% of revenues for the six months ended June 30, 2002 (2001 – 4.0%). Base management fees increased proportionately with revenue while incentive fees decreased by $0.7 million and $1.1 million for the three and six months ended June 30, 2002, respectively.

Property taxes, rent and insurance increased to $11.7 million (2001 – $10.8 million) for the quarter and $23.4 million (2001 – $20.6 million) for the six months ended June 30, 2002. The addition of The Fairmont Empress and Fairmont Le Château Frontenac in January accounted for $0.5 million of the year-to-date increase. The balance relates to additional costs associated with insurance premiums renewals and increased property tax assessments at many of the city centre hotels.

In the second quarter, new three-year labour contracts were successfully settled at Fairmont Le Château Frontenac, Fairmont Château Laurier and the Delta Halifax. In early July, contract settlements were reached at The Fairmont Hotel Vancouver and The Fairmont Royal York. Labour negotiations continue at The Fairmont Empress, the Delta Bessborough, the Delta Toronto East and the two Montreal properties. On December 31, 2002, the main labour contract at Fairmont Le Château Frontenac expires. Although it is not possible to predict the outcome of negotiations, management is hopeful that reasonable settlements will be reached.

Hotel EBITDA

Hotel EBITDA was $49.2 million in the second quarter of 2002 (2001 – $45.7 million) and $57.3 million in the first half of 2002 (2001 – $57.1 million). The Delta Centre-Ville contributed an additional $1.4 million in hotel EBITDA during the second quarter due to an increase in group travel as a result of the re-opening of the Palais de Congrès. The balance of the increase in hotel EBITDA during the quarter is consistent with revenue improvement in the rest of the portfolio.

Hotel EBITDA margin, defined as hotel EBITDA as a percentage of operating revenues, was 27.8% (2001 – 26.8%) for the second quarter of 2002 and 19.5% (2001 – 19.8%) for the first six months. Second quarter margins improved at almost every property as a result of diligent management of controllable costs. The improvement in second quarter margins offset margin weakness experienced in the first quarter caused by a reduction in occupancy.

Other

Amortization

Amortization expense increased to $8.4 million (2001 – $7.9 million) for the quarter and to $17.5 million (2001 – $15.5 million) for the first six months of the year. The six months ended June 30, 2002 include a full period of amortization for The Fairmont Empress and Fairmont Le Château Frontenac. The balance of the increase is consistent with capital spending in 2001, primarily at The Fairmont Winnipeg and The Fairmont Empress.

Interest Expense

Interest expense increased to $12.1 million (2001 – $11.6 million) for the quarter and to $24.4 million (2001 – $21.5 million) for the first half of the year. The increases in both periods are mainly a result of the mortgage obtained on The Fairmont Royal York in October 2001, which replaced lower-rate short-term funding, and the financing arranged for the purchase of The Fairmont Empress and Fairmont Le Château Frontenac in February 2001.

Income Tax Expense

Future tax expense is a non-cash tax provision for Legacy's wholly owned, taxable subsidiaries. Current tax expense represents large corporation taxes payable.

The tax expense in 2002, which relates primarily to the structure of the purchase of The Fairmont Empress and Fairmont Le Château Frontenac, is included for a full six months in 2002 following their acquisition in February 2001.

Net Income

For the three months ended June 30, 2002, Legacy reported a net income of $25.6 million (2001 – $22.9 million). Basic and diluted net income per unit decreased to $0.27 (2001 – $0.28) and $0.25 (2001 – $0.28) respectively. For the six months ended June 30, 2002, Legacy reported a net income of $10.0 million (2001 – $14.4 million). Both basic and diluted net income per unit decreased to $0.06 (2001 – $0.18).

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash generated from operating activities for the six months ended June 30, 2002 was $15.0 million (2001 – $24.1 million). This decrease was partially attributable to a lower net income during the first half of 2002 versus 2001 and increases to working capital utilization to $11.9 million during the first half of the year (2001 – $5.3 million) resulting primarily from increases in prepaid property taxes and insurance premiums.

Investing Activities

In June 2002, Legacy announced the acquisition of the Sheraton Suites Calgary Eau Claire in Calgary, Alberta. This high quality hotel is in one of Calgary's prime downtown locations, at the heart of the city's vibrant Eau Claire Market shopping and recreation district. The property has 323 suites and 12 meeting rooms with a total of 10,000 square feet. At June 30, 2002, the $65.0 million purchase price was in escrow. Operating results for the property have not been included in Legacy's second quarter results. This transaction closed on July 12, 2002 and Legacy anticipates that this acquisition will be immediately accretive to the portfolio.

Capital expenditures during the first half of 2002 totalled $21.1 million (2001 – $34.4 million). Several large capital initiatives were underway during the prior period. Approximately $9.8 million was spent on revenue enhancing projects and $11.3 million on upgrade capital. In 2000 and 2001, capital expenditures were unusually high as a result of enhancements required to upgrade the various properties acquired in 1999 and 2000 to Fairmont and Delta standards.

Phase two of a multi-phase renovation program at Fairmont The Queen Elizabeth was completed during the second quarter. This phase involved the continuation of guestroom upgrades, including Fairmont Gold guestrooms and renovations to the convention floor's Mansfield Wing. Phase three, which involves the

completion of the convention floor renovations as well as upgrades to the lobby and additional guestrooms, is scheduled to begin in the fall of 2002. Renovation to the lobby and restaurant at The Fairmont Winnipeg are anticipated during the balance of the year. Upgrades to the Delta Winnipeg's health club were completed during the second quarter.

Renovations to certain guestrooms at The Fairmont Hotel Vancouver were largely completed in the quarter. Upgrades to The Fairmont Royal York's Imperial Room and Library Room are scheduled during the third quarter, when use of these rooms for business and conference purposes is typically lower. The Fairmont Royal York is also scheduled to begin a guestroom renovation cycle in the fourth quarter. Willow Stream – the Spa at The Fairmont Empress, opened in January 2002. This new product expands Legacy's revenue stream and represents its first investment in the full-service spa market.

Financing Activities

Legacy has credit facilities totalling $130.0 million, comprised of a $30.0 million revolving operating loan designed to provide financing for the operations and a $100.0 million revolving acquisition credit facility designed to provide financing for acquisitions and other capital investments. These bank facilities are committed to June 2003. As at June 30, 2002, there were no amounts drawn under these facilities.

On February 14, 2002, Legacy issued $150.0 million of 7.75% unsecured subordinated convertible debentures maturing on April 1, 2007. These debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the trust indenture governing the terms of the convertible debentures. The convertible debentures may be redeemed by Legacy, in whole or in part, after April 1, 2004.

Proceeds from the convertible debentures were used to repay $14.7 million of existing Series 1 and Series 2 debentures and to fund the acquisition of the Sheraton Suites Calgary Eau Claire. The remainder of the proceeds will be used for general purposes including future acquisitions, further repayment of existing indebtedness and profit improving projects. The average cash balance for the second quarter exceeded $100 million and earned interest at a rate of approximately 2%.

The convertible debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs will be charged directly to retained earnings. However, these amounts are deducted from net income in the calculation of net income available to unitholders and distributable income.

Legacy issued an additional 236,912 and 223,276 units to a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR") in March 2002 and May 2002, respectively, through private placements and 15,000 units through the exercise of options. Combined proceeds from these issuances was $4.0 million. Legacy also issued an additional 317,510 units in April 2002 through its distribution reinvestment plan ("DRIP") for proceeds of $2.8 million.

The level of short-term debt outstanding fluctuates throughout the year in accordance with Legacy's short-term working capital needs, owing to the cyclical nature of hotel revenues. Legacy does not expect to borrow under its credit facilities until the proceeds from the convertible debentures have been utilized.

At June 30, 2002, total debt, net of cash, represents 37.1% of Legacy's total assets, net of cash, compared with 43.7% at December 31, 2001. It is expected that the current portion of long-term debt will be repaid from cash on hand or refinanced when it matures in November 2002. Given Legacy's expected cash flow from operations for 2002 and the availability of its bank debt, Legacy expects to be able to meet all of its normal operating needs and financial obligations as well as achieve its growth objectives.

DISTRIBUTION TO UNITHOLDERS

Distributable income, an amount determined in accordance with the Declaration of Trust, was $23.9 million and $10.9 million for the three and six months ended June 30, 2002, respectively (2001 – $24.5 million and $18.7 million, respectively). For the second quarter of the year, Legacy declared a distribution of $0.185 per unit payable on or about July 20, 2002. In June 2002, Legacy's largest investor, FHR, once again elected to reinvest its distributions to purchase units in accordance with the terms of the DRIP. FHR has advised Legacy that it does not intend to participate in the DRIP in the next distribution.

OUTLOOK

At the beginning of the second quarter Legacy experienced strong demand which then weakened in June. There seems to have been a rebound in demand to date in July however management cautions that it remains particularly difficult to predict business levels during this period of recovery. Nevertheless, given the quality of Legacy's assets, the strength of the brands supporting the properties and the growth in the portfolio, Legacy continues to expect improvement in performance throughout 2002. Minimal new hotel supply in key markets should facilitate a continued recovery.

Legacy will continue to review potential acquisitions both within and outside Canada. Through its strategic alliance agreement with FHR, Legacy may be provided with opportunities to acquire world class properties from the FHR portfolio.

Forward-Looking Statement

This document contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

Summary Statistics

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
RevPAR	**$ 128.53**	$ 122.58	**$ 104.37**	$ 103.42
ADR	**$ 170.64**	$ 169.29	**$ 156.39**	$ 155.81
Occupancy	**75.3%**	72.4%	**66.7%**	66.4%
RevPAR – Fairmont Regional				
British Columbia	**$ 159.84**	$ 153.85	**$ 118.81**	$ 121.62
Alberta	**117.13**	106.70	**101.18**	89.28
Saskatchewan and Manitoba	**90.22**	82.53	**78.51**	72.16
Ontario	**153.11**	157.67	**127.95**	136.73
Quebec	**147.76**	139.96	**117.28**	110.89
Total	**$ 146.06**	$ 142.20	**$ 117.04**	$ 117.05
RevPAR – Delta Regional				
Alberta	**$ 99.91**	$ 85.09	**$ 97.97**	$ 85.85
Saskatchewan and Manitoba	**83.70**	68.36	**71.26**	63.48
Ontario	**98.47**	103.44	**88.97**	95.93
Quebec	**126.54**	101.68	**95.06**	87.31
Maritimes	**92.60**	85.41	**74.02**	72.11
Total	**$ 99.93**	$ 90.59	**$ 83.70**	$ 81.23

Consolidated Balance Sheets

(Stated in thousands of Canadian dollars) (Unaudited)	June 30, 2002	December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	**$ 63,983**	$ 14,696
Deposit held in escrow (note 5)	**65,000**	–
Accounts receivable	**44,689**	35,037
Materials and supplies	**5,727**	5,102
Prepaid expenses	**17,827**	2,968
	197,226	57,803
Property and equipment	**1,436,086**	1,432,257
Goodwill (note 1)	**39,516**	39,516
Other assets	**11,726**	12,285
	$ 1,684,554	$ 1,541,861
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**$ 76,712**	$ 63,482
Accrued distributions and dividends	**19,090**	—
Current portion of long-term debt	**103,332**	105,048
Other	**132**	132
	199,266	168,662
Long-term debt	**561,295**	576,777
Other liabilities	**2,743**	2,344
Future income taxes	**48,144**	48,606
Unitholders' interest		
Units (note 4)	**645,133**	638,342
Contributed surplus	**49**	49
Exchangeable shares (note 5)	**126,420**	126,420
Convertible debentures (note 6)	**145,256**	—
Deficit	**(43,752)**	(19,339)
	873,106	745,472
	$ 1,684,554	$ 1,541,861

Consolidated Statements of Deficit

(Stated in thousands of Canadian dollars) (Unaudited)	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Deficit – beginning of period	**$ (51,254)**	$ (32,720)	**$ (19,339)**	$ (4,593)
Net income for the period	**25,574**	22,938	**9,997**	14,448
Distributions in the period	**(12,816)**	(16,876)	**(25,532)**	(33,751)
Dividends on exchangeable shares	**(1,942)**	(2,660)	**(3,884)**	(5,321)
Part VI.1 tax on exchangeable share dividend	**(777)**	(1,014)	**(1,554)**	(2,028)
Part VI.1 tax deduction	**699**	913	**1,398**	1,826
Accretion of convertible debenture issuance costs (note 6)	**(337)**	—	**(506)**	—
Distributions on convertible debentures (note 6)	**(2,899)**	–	**(4,332)**	–
Deficit – end of period	**$ (43,752)**	$ (29,419)	**$ (43,752)**	$ (29,419)

Consolidated Statements of Operations

(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Operating revenues				
Room	**$ 111,802**	$ 106,624	**$ 180,579**	$ 176,672
Food and beverage	**56,331**	54,387	**96,040**	94,920
Other	**9,026**	9,292	**16,529**	16,434
	177,159	170,303	**293,148**	288,026
Operating expenses	**109,382**	106,428	**201,866**	198,831
Gross operating profit	**67,777**	63,875	**91,282**	89,195
Hotel management fees	**6,894**	7,336	**10,616**	11,525
Property taxes, rent and insurance	**11,658**	10,839	**23,365**	20,606
Operating income from hotel operations before undernoted items	**49,225**	45,700	**57,301**	57,064
Other income				
Gain on settlement of debentures	**–**	–	**177**	–
Other expenses				
Amortization of property and equipment	**8,403**	7,943	**17,270**	15,482
Advisory fee	**1,766**	1,623	**3,437**	2,944
Other	**614**	612	**1,174**	1,111
	10,783	10,178	**21,881**	19,537
Income before interest expense, income tax expense and goodwill amortization	**38,442**	35,522	**35,597**	37,527
Interest expense, net	**12,126**	11,558	**24,365**	21,525
Income before income tax expense and goodwill amortization	**26,316**	23,964	**11,232**	16,002
Income tax expense				
Current	**151**	129	**300**	234
Future	**591**	609	**935**	839
	742	738	**1,235**	1,073
Net income before goodwill amortization	**25,574**	23,226	**9,997**	14,929
Goodwill amortization (note 1)	**–**	288	**–**	481
Net income for the period	**$ 25,574**	$ 22,938	**$ 9,997**	$ 14,448
Basic net income per unit (note 7)	**$ 0.27**	$ 0.28	**$ 0.06**	$ 0.18
Diluted net income per unit (note 7)	**$ 0.25**	$ 0.28	**$ 0.06**	$ 0.18

Consolidated Statements of Cash Flows

(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
CASH PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Net income for the period	$ **25,574**	$ 22,938	$ **9,997**	$ 14,448
Items not affecting cash				
Amortization of property and equipment	**8,403**	7,943	**17,270**	15,482
Goodwill amortization	**–**	288	**–**	481
Gain on settlement of debentures	**–**		**(177)**	–
Part VI.1 tax	**(777)**	(1,014)	**(1,554)**	(2,028)
Future income taxes	**591**	609	**935**	839
Other	**291**	82	**467**	174
Changes in non-cash working capital (note 9)	**(14,747)**	(5,685)	**(11,906)**	(5,278)
	19,335	25,161	**15,032**	24,118
INVESTING ACTIVITIES				
Acquisition	**–**	–	**–**	(181,711)
Deposit held in escrow (note 5)	**(65,000)**	–	**(65,000)**	–
Additions to property and equipment	**(13,420)**	(19,321)	**(21,100)**	(34,396)
Other assets	**232**	(3,973)	**559**	(7,989)
	(78,188)	(23,294)	**(85,541)**	(224,096)
FINANCING ACTIVITIES				
Net proceeds from unit issuance (note 4)	**4,705**	–	**6,791**	31
Distributions	**(12,716)**	(16,876)	**(12,716)**	(16,876)
Dividends on exchangeable shares	**(1,942)**	(2,660)	**(1,942)**	(2,660)
Increase in bank loans	**–**	29,951	**–**	44,950
Net proceeds from mortgages	**–**	–	**–**	189,000
Net proceeds from convertible debentures	**–**	–	**144,750**	–
Repurchase of debentures for cancellation	**–**	–	**(14,548)**	–
Mortgage payments	**(1,249)**	(648)	**(2,473)**	(706)
Repayment of deferred liabilities	**(33)**	(33)	**(66)**	(66)
	(11,235)	9,734	**119,796**	213,673
Increase in cash balance during the period	**(70,088)**	11,601	**49,287**	13,695
Cash balance – beginning of period	**134,071**	(3,637)	**14,696**	(5,731)
Cash balance – end of period	$ **63,983**	$ 7,964	$ **63,983**	$ 7,964
Represented by:				
Cash and cash equivalents	**63,983**	43,394	**63,983**	43,394
Bank indebtedness	**–**	(35,430)	**–**	(35,430)
	$ **63,983**	$ 7,964	$ **63,983**	$ 7,964
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	**1,011**	103	**5,899**	193
Interest paid	**17,128**	16,526	**24,596**	20,350

June 30, 2002 and 2001

(Stated in thousands of Canadian dollars except per unit amounts) (Unaudited)

1. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2001 audited consolidated financial statements, except as discussed below:

Goodwill

On January 1, 2002, Legacy Hotels Real Estate Investment Trust ("Legacy") adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets is expensed in the period of impairment. Other intangible assets with definite lives will continue to be amortized over their estimated useful lives and are also tested for impairment. The recommendations of this new policy have been applied prospectively.

Legacy has completed its impairment testing on the balance of goodwill as at January 1, 2002. As a result of this testing, there were no impairment losses.

Upon adoption of these recommendations, it was determined that no reclassifications of goodwill and intangible assets were required under CICA recommendations on business combinations. Legacy has determined that none of its intangible assets, other than goodwill, have indefinite lives and, accordingly, continues to amortize such intangible assets over their estimated useful lives.

A reconciliation of previously reported net income, net income per unit and diluted net income per unit to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Net income	**$ 25,574**	$ 22,938	**$ 9,997**	$ 14,448
Goodwill amortization	**–**	288	**–**	481
Adjusted net income	**25,574**	23,226	**9,997**	14,929
Basic net income per unit	**$ 0.27**	$ 0.28	**$ 0.06**	$ 0.18
Goodwill amortization per unit	**–**	–	**–**	–
Adjusted basic net income per unit	**$ 0.27**	$ 0.28	**$ 0.06**	$ 0.18
Diluted net income per unit	**$ 0.25**	$ 0.28	**$ 0.06**	$ 0.18
Goodwill amortization per unit	**–**	–	**–**	–
Adjusted diluted net income per unit	**$ 0.25**	$ 0.28	**$ 0.06**	$ 0.18

Unit-based compensation

Legacy accounts for grants under its unit option plan using the intrinsic value method of accounting for unit-based compensation costs. Under the new CICA recommendations on unit-based compensation plans, Legacy will be providing pro forma net income and pro forma earnings per share disclosures, as if the fair value based accounting method had been used to account for unit-based compensation costs for any options granted after January 1, 2002. No options were granted during the six months ended June 30, 2002.

2. Results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

3. In June 2002, Legacy announced that it has agreed to purchase the Sheraton Suites Calgary Eau Claire. The purchase price for the property is approximately $65,000. At June 30, 2002, this amount was held in escrow. The transaction was finalized on July 12, 2002.

4. In May 2002, Legacy issued 223,276 units to a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR") through a private placement for proceeds of $1,942. At June 30, 2002, 69,276,387 units were outstanding (2001 – 67,501,893).

In April 2002, Legacy issued 317,510 units through the distribution re-investment plan for proceeds of $2,763.

In March 2002, Legacy issued 15,000 units for options exercised pursuant to the unit option plan for $108. Also, in March 2002, Legacy issued 236,912 units to a subsidiary of FHR through a private placement for proceeds of $1,978.

5. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders. At June 30, 2002, 14,700,000 (2001 – 14,700,000) exchangeable shares were outstanding.

6. On February 14, 2002, Legacy issued $150,000 of 7.75% unsecured subordinated convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the trust indenture governing the terms of the Convertible Debentures. The Convertible Debentures may not be redeemed by Legacy prior to April 1, 2004. Thereafter, the Convertible Debentures may be redeemed by Legacy, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price exceeds 115% of the then current conversion price.

Legacy may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the units on the date fixed for redemption or the maturity date. Legacy paid issuance costs totalling $5,250 in connection with this offering.

The term "current market price" is defined to mean the weighted-average trading price of Legacy units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

The Convertible Debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs are charged directly to retained earnings.

7. Net income per unit is based on net income available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Net income	**$ 25,574**	$ 22,938	**$ 9,997**	$ 14,448
Part VI.1 tax, net of deduction	**(78)**	(101)	**(156)**	(202)
Accretion of convertible debenture issuance costs	**(337)**	–	**(506)**	–
Distributions on convertible debentures	**(2,899)**		**(4,332)**	–
Basic net income available to unitholders	**$ 22,260**	$ 22,837	**$ 5,003**	$ 14,246
Add: Accretion of convertible debenture issuance costs	**337**	–	**–**	–
Distributions on convertible debentures	**2,899**	–	**–**	–
Diluted net income available to unitholders	**$ 25,496**	$ 22,837	**$ 5,003**	$ 14,246
Basic weighted average number of units outstanding (thousands)	**69,134**	67,502	**68,830**	67,500
Basic weighted average number of exchangeable shares outstanding (thousands)	**14,700**	14,700	**14,700**	12,182
	83,834	82,202	**83,530**	79,682
Dilutive effect of convertible debentures	**17,143**	–	**–**	–
Dilutive effect of unit options	**95**	139	**98**	132
Diluted weighted average number of units	**101,072**	82,341	**83,628**	79,814

For the six months ended June 30, 2002, debentures convertible into 17,142,857 units (2001 – nil) and the associated net income impact were excluded from the computation of diluted net income per unit because their effect was not dilutive.

8. Distributable income per unit is based on the number of units and exchangeable shares outstanding on each distribution date and has been calculated in accordance with the terms of the Declaration of Trust as follows:

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Net income	**$ 25,574**	$ 22,938	**$ 9,997**	$ 14,448
Add (deduct):				
Amortization of property and equipment	**8,403**	7,943	**17,270**	15,482
Goodwill amortization	**–**	288	**–**	481
Income tax expense	**742**	738	**1,235**	1,073
Gain on settlement of debentures	**–**	–	**(177)**	–
Distributions on convertible debentures	**(2,899)**		**(4,332)**	–
Capital replacement reserve	**(7,916)**	(7,619)	**(13,076)**	(12,824)
Basic distributable income	**$ 23,904**	$ 24,288	**$ 10,917**	$ 18,660
Add: Distributions on convertible debentures	**2,899**		**–**	
Diluted distributable income	**$ 26,803**	$ 24,288	**$ 10,917**	$ 18,660
Basic number of units outstanding on distribution date (thousands)	**69,276**	67,502	**69,006**	67,502
Basic number of exchangeable shares outstanding on distribution date (thousands)	**14,700**	14,700	**14,700**	14,700
	83,976	82,202	**83,706**	82,202
Dilutive effect of convertible debentures	**17,143**	–	**–**	–
Dilutive effect of unit options	**95**	139	**98**	132
Diluted units outstanding (thousands)	**101,214**	82,341	**83,804**	82,334
Basic distributable income per unit	**$ 0.28**	$ 0.29	**$ 0.13**	$ 0.23
Diluted distributable income per unit	**$ 0.26**	$ 0.29	**$ 0.13**	$ 0.23
Distributions per unit	**$ 0.185**	$ 0.25	**$ 0.37**	$ 0.50

For the six months ended June 30, 2002, debentures convertible into 17,142,857 units (2001 – nil) and the associated distributable income impact were excluded from the computation of diluted distributable income per unit because their effect was not dilutive.

9. Changes in non-cash working capital

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Increase in accounts receivable	**$ (17,039)**	$ (14,372)	**$ (9,652)**	$ (9,713)
Increase in materials and supplies	**(196)**	(92)	**(625)**	(303)
Increase in prepaid expenses	**(9,114)**	(3,892)	**(14,859)**	(10,275)
Increase in accounts payable and accrued liabilities	**11,602**	12,671	**13,230**	15,013
	$ (14,747)	$ (5,685)	**$ (11,906)**	$ (5,278)

10. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2002.

Corporate Information

EXECUTIVE OFFICE
Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7

INVESTOR RELATIONS
Emma Thompson
Executive Director Investor Relations
Tel: 866.627.0641
Fax: 416.874.2761
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal, Quebec H3A 3S8
Toll: 800.332.0095
Tel: 514.982.7800

STOCK EXCHANGE LISTING
Toronto Stock Exchange
Trading Symbol : LGY.UN

HOTEL RESERVATIONS
Fairmont Hotels & Resorts
800.441.1414

Delta Hotels
800.268.1133

This report should be read in conjunction with the attached unaudited consolidated financial statements and notes. The financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy") are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All references in the management's discussion and analysis to financial information concerning Legacy refer to such information in accordance with Canadian GAAP and all dollar amounts in this report are in Canadian dollars.

2002 SECOND QUARTER FINANCIAL HIGHLIGHTS

(In thousands of Canadian dollars except per unit amounts)	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Operating revenues	**$ 177,159**	$ 170,303	**$ 293,148**	$ 288,026
Gross operating profit	**67,777**	63,875	**91,282**	89,195
Hotel EBITDA[1]	**49,225**	45,700	**57,301**	57,064
Net income	**25,574**	22,938	**9,997**	14,448
Basic net income per unit	**0.27**	0.28	**0.06**	0.18
Distributable income[2]	**23,904**	24,288	**10,917**	18,660
Basic distributable income per unit	**0.28**	0.29	**0.13**	0.23
Diluted distributable income per unit	**0.26**	0.29	**0.13**	0.23
Distributions and dividends[3]	**18,434**	20,550	**35,302**	41,100
Distributions per unit	**0.185**	0.25	**0.37**	0.50

1. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian GAAP. Legacy's calculation of hotel EBITDA may be different than the calculation used by other entities.

2. Distributable income is calculated as net income before amortization, income taxes and special charges less the capital replacement reserve. This amount is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income, which is distributed to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Readers are cautioned that distributable income is not a defined measure of operating performance under Canadian GAAP. Legacy's calculation of distributable income may be different than the calculation used by other entities.

3. Distributions and dividends include part VI.1 tax payable on exchangeable share dividends and convertible debenture distributions.

REVIEW OF OPERATIONS

For the three and six months ended June 30, 2002, Legacy's hotel operating results have exceeded management's expectations notwithstanding a relatively uncertain Canadian travel industry. After several months of improving market conditions, there was evidence of a slowdown in the strength of this improvement in June. The Canadian hotel market has not been affected as severely as the U.S. market, however, the slowdown continues to provide challenges for management, primarily in the Toronto region.

Revenues

For the three months ended June 30, 2002, Legacy reported gross operating revenues of $177.2 million (2001 – $170.3 million) and $293.1 million for the six months ended June 30, 2002 (2001 – $288.0 million). The second quarter benefited from timing differences related to the Easter holiday, a period of historically low demand, which fell in the first quarter in 2002 as opposed to the second quarter in 2001. Year-to-date results benefited from the full period inclusion of The Fairmont Empress and Fairmont Le Château Frontenac, which were acquired on February 1, 2001. Traditionally, the first half of the year reflects lower portfolio-wide demand for Legacy's properties with revenues increasing throughout the summer and early fall.

For the second quarter of 2002, Legacy's portfolio experienced an increase in revenue per available room ("RevPAR") of 4.9% to $128.53 (2001 – $122.58). This increase was due to a combination of increases in occupancy and average daily rate ("ADR") of 2.9 points and 0.8%, respectively. At the Fairmont managed properties, RevPAR was $146.06 (2001 – $142.20) resulting from an increase in occupancy of 3.0 points combined with a decrease

in ADR of 1.4%. At the Delta managed properties, second quarter RevPAR was $99.93 (2001 – $90.59) due to both an increase in occupancy of 2.7 points and an improvement in ADR of 6.3% over 2001.

For the six months ended June 30, 2002, RevPAR improved 0.9% to $104.37 (2001 – $103.42). The increase resulted from marginal improvements in both occupancy and ADR of 0.4 points and 0.4%, respectively. At the Fairmont managed properties, RevPAR was $117.04 in the first half of 2002 (2001 – $117.05) resulting from an increase in occupancy of 1.1 points and a decrease in ADR of 1.6%. Year-to-date at the Delta managed properties, RevPAR was $85.70 (2001 – $81.33) due to a decline in occupancy of 0.8 points, which was offset by an improvement in ADR of 4.3% over 2001.

The Vancouver market appears to have absorbed the supply growth of the past few years. For the three months ended June 30, 2002, RevPAR at The Fairmont Hotel Vancouver and The Fairmont Waterfront increased 7.5% and 6.3%, respectively. This is the first time in almost three years that both hotels have experienced RevPAR growth in the same quarter.

In the second quarter, the Toronto region began to feel the effects of the softening economy. Both The Fairmont Royal York and Delta Toronto East suffered RevPAR declines mainly driven by drops in ADR. In Ottawa, hotels suffered in the early part of the year as a result of the mild winter temperatures, which reduced the scale of Winterlude festivities. Our Ottawa properties, in particular the Delta Ottawa Hotel and Suites, continue to struggle with demand due to the impact of layoffs and cutbacks at local high-tech companies.

The Delta Calgary Airport reported significant RevPAR growth for both the quarter and year-to-date of 17.4% and 14.1%, respectively, which was driven primarily by rate increases. Part of this improvement is attributed to the G8 Summit, held near Calgary in June, which drew a large number of security and media into the city.

Delta Winnipeg posted considerable RevPAR increases, which was mainly driven by significant occupancy improvement as a result of additional conference bookings this year. In addition, a major renovation was recently completed at the property. For the first six months, RevPAR was up 22.2% over 2001 and for the second quarter, RevPAR increased 32.3%.

The re-opening of the Palais de Congrès in Montreal this April has led to a dramatic increase in the Delta Centre-Ville's group business in the second quarter of 2002 given the hotel's proximity to the convention centre. RevPAR for the three months ended June 30, 2002 increased 24.4%, resulting from both occupancy and room rate growth.

Operating Expenses

Operating expenses in the second quarter of 2002 increased to $109.4 million (2001 – $106.4 million) and to $201.9 million (2001 – $198.8 million) in the first half of 2002. During the second quarter, operating expenses were consistent with occupancy improvements throughout the portfolio. For the six months ended June 30, 2002, additional costs of $4.0 million were incurred following the full period inclusion of The Fairmont Empress and Fairmont Le Château Frontenac. These costs were partially offset by savings in energy costs as a result of a mild winter, primarily in Ontario and Quebec, and lower oil and gas prices.

Hotel management fees, both base and incentive, represented approximately 3.9% of revenues in the second quarter of 2002 (2001 – 4.3%) and 3.6% of revenues for the six months ended June 30, 2002 (2001 – 4.0%). Base management fees increased proportionately with revenue while incentive fees decreased by $0.7 million and $1.1 million for the three and six months ended June 30, 2002, respectively.

Property taxes, rent and insurance increased to $11.7 million (2001 – $10.8 million) for the quarter and $23.4 million (2001 – $20.6 million) for the six months ended June 30, 2002. The addition of The Fairmont Empress and Fairmont Le Château Frontenac in January accounted for $0.5 million of the year-to-date increase. The balance relates to additional costs associated with insurance premiums renewals and increased property tax assessments at many of the city centre hotels.

In the second quarter, new three-year labour contracts were successfully settled at Fairmont Le Château Frontenac, Fairmont Château Laurier and the Delta Halifax. In early July, contract settlements were reached at The Fairmont Hotel Vancouver and The Fairmont Royal York. Labour negotiations continue at The Fairmont Empress, the Delta Bessborough, the Delta Toronto East and the two Montreal properties. On December 31, 2002, the main labour contract at Fairmont Le Château Frontenac expires. Although it is not possible to predict the outcome of negotiations, management is hopeful that reasonable settlements will be reached.

Hotel EBITDA

Hotel EBITDA was $49.2 million in the second quarter of 2002 (2001 – $45.7 million) and $57.5 million in the first half of 2002 (2001 – $57.1 million). The Delta Centre-Ville contributed an additional $1.4 million in hotel EBITDA during the second quarter due to an increase in group travel as a result of the re-opening of the Palais de Congrès. The balance of the increase in hotel EBITDA during the quarter is consistent with revenue improvement in the rest of the portfolio.

Hotel EBITDA margin, defined as hotel EBITDA as a percentage of operating revenues, was 27.8% (2001 – 26.8%) for the second quarter of 2002 and 19.5% (2001 – 19.8%) for the first six months. Second quarter margins improved at almost every property as a result of diligent management of controllable costs. The improvement in second quarter margins offset margin weakness experienced in the first quarter caused by a reduction in occupancy.

Other

Amortization

Amortization expense increased to $8.4 million (2001 – $7.9 million) for the quarter and to $17.0 million (2001 – $15.5 million) for the first six months of the year. The six months ended June 30, 2002 include a full period of amortization for The Fairmont Empress and Fairmont Le Château Frontenac. The balance of the increase is consistent with capital spending in 2001, primarily at The Fairmont Winnipeg and The Fairmont Empress.

Interest Expense

Interest expense increased to $12.1 million (2001 – $11.6 million) for the quarter and to $24.4 million (2001 – $21.5 million) for the first half of the year. The increases in both periods are mainly a result of the mortgage obtained on The Fairmont Royal York in October 2001, which replaced lower-rate short-term funding, and the financing arranged for the purchase of The Fairmont Empress and Fairmont Le Château Frontenac in February 2001.

Income Tax Expense

Future tax expense is a non-cash tax provision for Legacy's wholly owned, taxable subsidiaries. Current tax expense represents large corporation taxes payable.

The tax expense in 2002, which relates primarily to the structure of the purchase of The Fairmont Empress and Fairmont Le Château Frontenac, is included for a full six months in 2002 following their acquisition in February 2001.

Net Income

For the three months ended June 30, 2002, Legacy reported a net income of $25.6 million (2001 – $22.9 million). Basic and diluted net income per unit decreased to $0.27 (2001 – $0.28) and $0.25 (2001 – $0.28) respectively. For the six months ended June 30, 2002, Legacy reported a net income of $10.0 million (2001 – $14.4 million). Both basic and diluted net income per unit decreased to $0.06 (2001 – $0.18).

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash generated from operating activities for the six months ended June 30, 2002 was $15.0 million (2001 – $24.1 million). This decrease was partially attributable to a lower net income during the first half of 2002 versus 2001 and increases to working capital utilization to $11.9 million during the first half of the year (2001 – $5.3 million) resulting primarily from increases in prepaid property taxes and insurance premiums.

Investing Activities

In June 2002, Legacy announced the acquisition of the Sheraton Suites Calgary Eau Claire in Calgary, Alberta. This high quality hotel is in one of Calgary's prime downtown locations, at the heart of the city's vibrant Eau Claire Market shopping and recreation district. The property has 323 suites and 12 meeting rooms with a total of 10,000 square feet. At June 30, 2002, the $65.0 million purchase price was in escrow. Operating results for the property have not been included in Legacy's second quarter results. This transaction closed on July 12, 2002 and Legacy anticipates that this acquisition will be immediately accretive to the portfolio.

Capital expenditures during the first half of 2002 totalled $21.1 million (2001 – $34.4 million). Several large capital initiatives were underway during the prior period. Approximately $9.8 million was spent on revenue enhancing projects and $11.3 million on upgrade capital. In 2000 and 2001, capital expenditures were unusually high as a result of enhancements required to upgrade the various properties acquired in 1999 and 2000 to Fairmont and Delta standards.

Phase two of a multi-phase renovation program at Fairmont The Queen Elizabeth was completed during the second quarter. This phase involved the continuation of guestroom upgrades, including Fairmont Gold guestrooms and renovations to the convention floor's Mansfield Wing. Phase three, which involves the

completion of the convention floor renovations as well as upgrades to the lobby and additional guestrooms, is scheduled to begin in the fall of 2002. Renovation to the lobby and restaurant at The Fairmont Winnipeg are anticipated during the balance of the year. Upgrades to the Delta Winnipeg's health club were completed during the second quarter.

Renovations to certain guestrooms at The Fairmont Hotel Vancouver were largely completed in the quarter. Upgrades to The Fairmont Royal York's Imperial Room and Library Room are scheduled during the third quarter, when use of these rooms for business and conference purposes is typically lower. The Fairmont Royal York is also scheduled to begin a guestroom renovation cycle in the fourth quarter. Willow Stream – the Spa at The Fairmont Empress, opened in January 2002. This new product expands Legacy's revenue stream and represents its first investment in the full-service spa market.

Financing Activities

Legacy has credit facilities totalling $130.0 million, comprised of a $30.0 million revolving operating loan designed to provide financing for the operations and a $100.0 million revolving acquisition credit facility designed to provide financing for acquisitions and other capital investments. These bank facilities are committed to June 2003. As at June 30, 2002, there were no amounts drawn under these facilities.

On February 14, 2002, Legacy issued $150.0 million of 7.75% unsecured subordinated convertible debentures maturing on April 1, 2007. These debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the trust indenture governing the terms of the convertible debentures. The convertible debentures may be redeemed by Legacy, in whole or in part, after April 1, 2004.

Proceeds from the convertible debentures were used to repay $14.7 million of existing Series 1 and Series 2 debentures and to fund the acquisition of the Sheraton Suites Calgary Eau Claire. The remainder of the proceeds will be used for general purposes including future acquisitions, further repayment of existing indebtedness and profit improving projects. The average cash balance for the second quarter exceeded $100 million and earned interest at a rate of approximately 2%.

The convertible debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs will be charged directly to retained earnings. However, these amounts are deducted from net income in the calculation of net income available to unitholders and distributable income.

Legacy issued an additional 236,912 and 223,276 units to a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR") in March 2002 and May 2002, respectively, through private placements and 15,000 units through the exercise of options. Combined proceeds from these issuances was $4.0 million. Legacy also issued an additional 317,510 units in April 2002 through its distribution reinvestment plan ("DRIP") for proceeds of $2.8 million.

The level of short-term debt outstanding fluctuates throughout the year in accordance with Legacy's short-term working capital needs, owing to the cyclical nature of hotel revenues. Legacy does not expect to borrow under its credit facilities until the proceeds from the convertible debentures have been utilized.

At June 30, 2002, total debt, net of cash, represents 37.1% of Legacy's total assets, net of cash, compared with 45.7% at December 31, 2001. It is expected that the current portion of long-term debt will be repaid from cash on hand or refinanced when it matures in November 2002. Given Legacy's expected cash flow from operations for 2002 and the availability of its bank debt, Legacy expects to be able to meet all of its normal operating needs and financial obligations as well as achieve its growth objectives.

DISTRIBUTION TO UNITHOLDERS

Distributable income, an amount determined in accordance with the Declaration of Trust, was $23.9 million and $10.9 million for the three and six months ended June 30, 2002, respectively (2001 – $24.3 million and $18.7 million, respectively). For the second quarter of the year, Legacy declared a distribution of $0.185 per unit payable on or about July 20, 2002. In June 2002, Legacy's largest investor, FHR, once again elected to reinvest its distributions to purchase units in accordance with the terms of the DRIP. FHR has advised Legacy that it does not intend to participate in the DRIP in the next distribution.

OUTLOOK

At the beginning of the second quarter Legacy experienced strong demand which then weakened in June. There seems to have been a rebound in demand to date in July however management cautions that it remains particularly difficult to predict business levels during this period of recovery. Nevertheless, given the quality of Legacy's assets, the strength of the brands supporting the properties and the growth in the portfolio, Legacy continues to expect improvement in performance throughout 2002. Minimal new hotel supply in key markets should facilitate a continued recovery.

Legacy will continue to review potential acquisitions both within and outside Canada. Through its strategic alliance agreement with FHR, Legacy may be provided with opportunities to acquire world class properties from the FHR portfolio.

Forward-Looking Statement

This document contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

Summary Statistics

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
RevPAR	**$ 128.53**	$ 122.58	**$ 104.37**	$ 103.42
ADR	**$ 170.64**	$ 169.29	**$ 156.39**	$ 155.81
Occupancy	**75.3%**	72.4%	**66.7%**	66.4%
RevPAR – Fairmont Regional				
British Columbia	**$ 159.84**	$ 153.85	**$ 118.81**	$ 121.62
Alberta	**117.13**	106.70	**101.18**	89.28
Saskatchewan and Manitoba	**90.22**	82.55	**78.51**	72.16
Ontario	**153.11**	157.67	**127.95**	136.73
Quebec	**147.76**	139.96	**117.28**	110.89
Total	**$ 146.06**	$ 142.20	**$ 117.04**	$ 117.05
RevPAR – Delta Regional				
Alberta	**$ 99.91**	$ 95.09	**$ 97.97**	$ 85.85
Saskatchewan and Manitoba	**83.70**	68.56	**71.26**	63.48
Ontario	**98.47**	103.44	**88.97**	95.93
Quebec	**126.54**	101.68	**95.06**	87.31
Maritimes	**92.60**	85.41	**74.02**	72.11
Total	**$ 99.93**	$ 90.59	**$ 83.70**	$ 81.23

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS SECOND QUARTER RESULTS

RevPAR up 4.9% - Net income increased 11.5%

TORONTO, July 18, 2002 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three and six months ended June 30, 2002.

"Our second quarter results continued to exceed expectations and were well ahead of our 2001 performance. Revenue per available room, or RevPAR, for the portfolio increased a healthy 4.9% over this period last year. Canadian properties continue to exhibit signs of a stronger recovery than our U.S. counterparts," said William R. Fatt, Vice Chairman and Chief Executive Officer of Legacy.

Second quarter operating revenues were up 4.0% to $177.2 million as a result of portfolio-wide RevPAR improvement. Hotel EBITDA[1] for the three months ended June 30, 2002 was $49.2 million compared to $45.7 million in 2001. The hotel EBITDA margin, defined as hotel EBITDA as a percentage of operating revenues, improved to 27.8% during the quarter compared to 26.8% in 2001. Hotel EBITDA margin growth was achieved through diligent cost controls at the hotel level, however, somewhat offset by increased property taxes and insurance premiums.

Legacy reported net income of $25.6 million, up 11.5% from $22.9 million in the prior period. Second quarter distributable income[2] and basic distributable income per unit were $23.9 million and $0.28, respectively, compared to $24.3 million and $0.29, respectively, in 2001. The decrease in distributable income was the result of the issuance of convertible debentures[3] in February 2002 and the large cash balances that were carried by Legacy in the second quarter. Diluted distributable income per unit was $0.26 in 2002 compared to $0.29 in 2001.

For the quarter, Legacy's 4.9% increase in RevPAR was driven by an improvement in occupancy of 2.9 points and in average daily rate ("ADR") of 0.8%. At the Fairmont managed properties, RevPAR was up 2.7% due to an occupancy increase of 3.0 points and an ADR drop of 1.4%. At the Delta managed properties, RevPAR improved 10.3% as a result of a 2.7 point increase in occupancy and a 6.3% increase in ADR.

Six Months Ended June 30, 2002

For the six months ended June 30, 2002, Legacy reported operating revenues of $293.1 million, an increase of 1.8% over $288.0 million reported in 2001. Hotel EBITDA was up marginally to $57.3 million from $57.1 million in 2001. The year-to-date increase in revenues is primarily attributable to the second quarter's strong results.

Legacy reported net income of $10.0 million for the six months compared to $14.4 million in 2001. Basic and diluted distributable income per unit decreased to $0.13 from $0.23 in 2001. The decrease relates to weaker operating results for the first quarter of 2002 relative to the same quarter in 2001 and the impact of the issuance of the convertible debentures in the first quarter of 2002.

Year-to-date, Legacy's portfolio experienced a slight improvement in RevPAR of 0.9%. Occupancy and ADR both remained virtually unchanged with a 0.3 point and 0.4% increase, respectively. RevPAR for the Fairmont managed properties was unchanged resulting from an ADR decline of 1.6% mitigated by an increase in occupancy of 1.1 points. The Delta managed properties experienced a 3.0% increase in RevPAR due to an increase in ADR of 4.3% and a 0.8 point decrease in occupancy.

Corporate Developments

On July 12, 2002, Legacy completed the purchase of the Sheraton Suites Calgary Eau Claire. This high quality, all-suite hotel is in one of Calgary's prime downtown locations, at the heart of the city's vibrant Eau Claire Market shopping and recreation district. Legacy anticipates that this acquisition will be immediately accretive to the portfolio. Operating results for the property have not been included in Legacy's second quarter results.

In the second quarter, new three-year labour contracts were successfully settled at Fairmont Le Château Frontenac, Fairmont Château Laurier and the Delta Halifax. In early July, contract settlements were reached at The Fairmont Hotel Vancouver and The Fairmont Royal York. Labour negotiations continue at The Fairmont Empress, Delta Toronto East, the Delta Bessborough and the two Montreal properties. On December 31, 2002, the main labour contract at Fairmont Le Château Frontenac expires. Although it is not possible to predict the outcome of negotiations, management is hopeful that reasonable settlements will be reached.

Legacy's Board of Trustees declared a second quarter distribution of $0.185 per unit to unitholders of record as of June 30, 2002, payable on or about July 20, 2002. Distributions are reviewed each quarter and established to a level that the Board of Trustees believes to be sustainable. In the second quarter, Fairmont Hotels & Resorts Inc. ("FHR") (TSX/NYSE: FHR), Legacy's largest investor with an approximate 35% interest, has again elected to receive units instead of cash in accordance with the terms of Legacy's Distribution Reinvestment Plan ("DRIP"). FHR has advised Legacy that it does not intend to participate in the DRIP in the next distribution.

Outlook

"At the beginning of the second quarter we experienced strong demand which then weakened in June. There seems to have been a rebound in demand in July, however, we are cautious as it remains particularly difficult to predict business levels during this period of recovery. Nevertheless, given the quality of Legacy's assets, the strength of the brands supporting our properties and the growth in our portfolio, we continue to expect improvement in Legacy's performance throughout 2002. Minimal new hotel supply in our key markets should facilitate a continued recovery," commented Mr. Fatt.

Continued Mr. Fatt, "We are pleased with the recent acquisition of the Sheraton Suites Calgary Eau Claire which is a leader in its market. Legacy has the financial capacity to continue to grow and we will be pursuing additional acquisition opportunities which we believe would complement our existing portfolio."

Legacy will host a conference call today at 4:30 p.m. Eastern Time to discuss these results. Please dial (416) 641-6659 or 1-800-387-2917 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. Media will be in a listen-only mode for the duration of the call. A recording of this call will be made available beginning at 6:30 p.m. on July 18, 2002 through to 6:30 p.m. on July 25, 2002. To access the recording please dial 1-800-633-8625 and use the reservation number 20708647.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on this website following the conference call.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first class hotels across Canada with approximately 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

This press release contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
RevPAR [4]	$ 128.53	$ 122.58	$ 104.37	$ 103.42
ADR [4]	$ 170.64	$ 169.29	$ 156.39	$ 155.81
Occupancy [4]	75.3%	72.4%	66.7%	66.4%
RevPAR – Fairmont Regional				
British Columbia	$ 159.84	$ 153.85	$ 118.81	$ 121.62
Alberta	117.13	106.70	101.18	89.28
Saskatchewan and Manitoba	90.22	82.53	78.51	72.16
Ontario	153.11	157.67	127.95	136.73
Quebec	147.76	139.96	117.28	110.89
Total	$ 146.06	$ 142.20	$ 117.04	$ 117.05
RevPAR – Delta Regional				
Alberta	$ 99.91	$ 85.09	$ 97.97	$ 85.85
Saskatchewan and Manitoba	83.70	68.36	71.26	63.48
Ontario	98.47	103.44	88.97	95.93
Quebec	126.54	101.68	95.06	87.31
Maritimes	92.60	85.41	74.02	72.11
Total	$ 99.93	$ 90.59	$ 83.70	$ 81.23

In thousands of Canadian dollars (except per unit amounts)

	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Operating revenues	$ 177,159	$ 170,303	$ 293,148	$ 288,026
Gross operating profit	67,777	63,875	91,282	89,195
Hotel EBITDA	49,225	45,700	57,301	57,064
Net income	25,574	22,938	9,997	14,448
Basic net income per unit	$ 0.27	$ 0.28	$ 0.06	$ 0.18
Distributable income	23,904	24,288	10,917	18,660
Basic distributable income per unit	$ 0.28	$ 0.29	$ 0.13	$ 0.23
Diluted distributable income per unit	$ 0.26	$ 0.29	$ 0.13	$ 0.23
Distributions and dividends[5]	18,434	20,550	35,302	41,100
Distributions per unit	$ 0.185	$ 0.25	$ 0.37	$ 0.50
Hotel EBITDA margin	27.8%	26.8%	19.5%	19.8%

1. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of hotel EBITDA may be different than the calculation used by other entities.
2. Distributable income is calculated as net income before amortization, income taxes and special charges less the capital replacement reserve. This amount is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income, which is distributed to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Readers are cautioned that distributable income is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of distributable income may be different than the calculation used by other entities.
3. The convertible debentures are accounted for as equity and as such their interest payments are accounted for as preferred distributions of net income and a reduction of basic distributable income available to unitholders. The convertible debentures were dilutive to distributable income in the second quarter of 2002.
4. RevPAR, ADR and occupancy figures are based on the portfolio of properties at June 30, 2002.
5. Distributions and dividends include Part VI.1 tax payable on exchangeable share dividends and convertible debenture distributions.

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and
Treasurer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in thousands of Canadian dollars)
(Unaudited)

	June 30, 2002	December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 63,983	$ 14,696
Deposit held in escrow (note 3)	65,000	-
Accounts receivable	44,689	35,037
Materials and supplies	5,727	5,102
Prepaid expenses	17,827	2,968
	197,226	57,803
Property and equipment	1,436,086	1,432,257
Goodwill (note 1)	39,516	39,516
Other assets	11,726	12,285
	$ 1,684,554	$ 1,541,861
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 76,712	$ 63,482
Accrued distributions and dividends	19,090	-
Current portion of long-term debt	103,332	105,048
Other	132	132
	199,266	168,662
Long-term debt	561,295	576,777
Other liabilities	2,743	2,344
Future income taxes	48,144	48,606
Unitholders' interest		
Units (note 4)	645,133	638,342
Contributed surplus	49	49
Exchangeable shares (note 5)	126,420	126,420
Convertible debentures (note 6)	145,256	-
Deficit	(43,752)	(19,339)
	873,106	745,472
	$ 1,684,554	$ 1,541,861

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Operating revenues				
Room	$ 111,802	$ 106,624	$ 180,579	$ 176,672
Food and beverage	56,331	54,387	96,040	94,920
Other	9,026	9,292	16,529	16,434
	177,159	170,303	293,148	288,026
Operating expenses	109,382	106,428	201,866	198,831
Gross operating profit	67,777	63,875	91,282	89,195
Hotel management fees	6,894	7,336	10,616	11,525
Property taxes, rent and insurance	11,658	10,839	23,365	20,606
Operating income from hotel operations before undernoted items	49,225	45,700	57,301	57,064
Other income				
Gain on settlement of debentures	-	-	177	-
Other expenses				
Amortization of property and equipment	8,403	7,943	17,270	15,482
Advisory fee	1,766	1,623	3,437	2,944
Other	614	612	1,174	1,111
	10,783	10,178	21,881	19,537
Income before interest expense, income tax expense and goodwill amortization	38,442	35,522	35,597	37,527
Interest expense, net	12,126	11,558	24,365	21,525
Income before income tax expense and goodwill amortization	26,316	23,964	11,232	16,002
Income tax expense				
Current	151	129	300	234
Future	591	609	935	839
	742	738	1,235	1,073
Net income before goodwill amortization	25,574	23,226	9,997	14,929
Goodwill amortization (note 1)	-	288	-	481
Net income for the period	$ 25,574	$ 22,938	$ 9,997	$ 14,448
Basic net income per unit (note 7)	$ 0.27	$ 0.28	$ 0.06	$ 0.18
Diluted net income per unit (note 7)	$ 0.25	$ 0.28	$ 0.06	$ 0.18

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Deficit
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Deficit - beginning of period	$ (51,254)	$ (32,720)	$ (19,339)	$ (4,593)
Net income for the period	25,574	22,938	9,997	14,448
Distributions in the period	(12,816)	(16,876)	(25,532)	(33,751)
Dividends on exchangeable shares	(1,942)	(2,660)	(3,884)	(5,321)
Part VI.1 tax on exchangeable share dividend	(777)	(1,014)	(1,554)	(2,028)
Part VI.1 tax deduction	699	913	1,398	1,826
Accretion of convertible debenture issuance costs (note 6)	(337)	-	(506)	-
Distributions on convertible debentures (note 6)	(2,899)	-	(4,332)	-
Deficit - end of period	$ (43,752)	$ (29,419)	$ (43,752)	$ (29,419)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net income for the period	$ 25,574	$ 22,938	$ 9,997	$ 14,448
Items not affecting cash				
Amortization of property and equipment	8,403	7,943	17,270	15,482
Goodwill amortization	-	288	-	481
Gain on settlement of debentures	-		(177)	-
Part VI.I tax	(777)	(1,014)	(1,554)	(2,028)
Future income taxes	591	609	935	839
Other	291	82	467	174
Changes in non-cash working capital (note 9)	(14,747)	(5,685)	(11,906)	(5,278)
	19,335	25,161	15,032	24,118
INVESTING ACTIVITIES				
Acquisition	-	-	-	(181,711)
Deposit held in escrow (note 3)	(65,000)	-	(65,000)	-
Additions to property and equipment	(13,420)	(19,321)	(21,100)	(34,396)
Other assets	232	(3,973)	559	(7,989)
	(78,188)	(23,294)	(85,541)	(224,096)
FINANCING ACTIVITIES				
Net proceeds from unit issuance (note 4)	4,705	-	6,791	31
Distributions	(12,716)	(16,876)	(12,716)	(16,876)
Dividends on exchangeable shares	(1,942)	(2,660)	(1,942)	(2,660)
Increase in bank loans	-	29,951	-	44,950
Net proceeds from mortgages	-	-	-	189,000
Net proceeds from convertible debentures	-	-	144,750	-
Repurchase of debentures for cancellation	-	-	(14,548)	-
Mortgage payments	(1,249)	(648)	(2,473)	(706)
Repayment of deferred liabilities	(33)	(33)	(66)	(66)
	(11,235)	9,734	119,796	213,673
Increase in cash balance during the period	(70,088)	11,601	49,287	13,695
Cash balance - beginning of period	134,071	(3,637)	14,696	(5,731)
Cash balance - end of period	$ 63,983	$ 7,964	$ 63,983	$ 7,964
Represented by				
Cash and cash equivalents	63,983	43,394	63,983	43,394
Bank indebtedness	-	(35,430)	-	(35,430)
	$ 63,983	$ 7,964	$ 63,983	$ 7,964
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	1,011	103	5,899	193
Interest paid	17,128	16,526	24,596	20,350

Legacy Hotels Real Estate Investment Trust
Notes to Consolidated Financial Statements
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

1. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2001 audited consolidated financial statements, except as discussed below:

Goodwill

On January 1, 2002, Legacy Hotels Real Estate Investment Trust ("Legacy") adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets is expensed in the period of impairment. Other intangible assets with definite lives will continue to be amortized over their estimated useful lives and are also tested for impairment. The recommendations of this new policy have been applied prospectively.

Legacy has completed its impairment testing on the balance of goodwill as at January 1, 2002. As a result of this testing, there were no impairment losses.

Upon adoption of these recommendations, it was determined that no reclassifications of goodwill and intangible assets were required under CICA recommendations on business combinations. Legacy has determined that none of its intangible assets, other than goodwill, have indefinite lives and, accordingly, continues to amortize such intangible assets over their estimated useful lives.

A reconciliation of previously reported net income, net income per unit and diluted net income per unit to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Net income	$ 25,574	$ 22,938	$ 9,997	$ 14,448
Goodwill amortization	-	288	-	481
Adjusted net income	25,574	23,226	9,997	14,929
Basic net income per unit	$ 0.27	$ 0.28	$ 0.06	$ 0.18
Goodwill amortization per unit	-	-	-	-
Adjusted basic net income per unit	$ 0.27	$ 0.28	$ 0.06	$ 0.18
Diluted net income per unit	$ 0.25	$ 0.28	$ 0.06	$ 0.18
Goodwill amortization per unit	-	-	-	-
Adjusted diluted net income per unit	$ 0.25	$ 0.28	$ 0.06	$ 0.18

Unit-based compensation

Legacy accounts for grants under its unit option plan using the intrinsic value method of accounting for unit-based compensation costs. Under the new CICA recommendations on unit-based compensation plans, Legacy will be providing pro forma net income and pro forma earnings per share disclosures, as if the fair value based accounting method had been used to account for unit-based compensation costs for any options granted after January 1, 2002. No options were granted during the six months ended June 30, 2002.

2. Results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

3. Deposit held in escrow

In June 2002, Legacy announced that it has agreed to purchase the Sheraton Suites Calgary Eau Claire. The purchase price for the property is approximately $65.0 million, which is currently being held in escrow. The transaction was finalized on July 12, 2002.

4. In May 2002, Legacy issued 223,276 units to a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR") through a private placement for proceeds of $1,942. At June 30, 2002, 69,276,387 units were outstanding (2001 - 67,501,893).

In April 2002, Legacy issued 317,510 units through the distribution re-investment plan for proceeds of $2,763.

In March 2002, Legacy issued 15,000 units for options exercised pursuant to the unit option plan for $108. Also, in March 2002, Legacy issued 236,912 units to a subsidiary of FHR through a private placement for proceeds of $1,978.

5. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders. At June 30, 2002, 14,700,000 (2001 - 14,700,000) exchangeable shares were outstanding.

6. On February 14, 2002, Legacy issued $150 million of 7.75% unsecured subordinated convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the trust indenture governing the terms of the Convertible Debentures. The Convertible Debentures may not be redeemed by Legacy prior to April 1, 2004. Thereafter, the Convertible Debentures may be redeemed by Legacy, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price exceeds 115% of the then current conversion price.

   Legacy may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the units on the date fixed for redemption or the maturity date. Legacy paid issuance costs totalling $5,250 in connection with this offering.

   The term "current market price" is defined to mean the weighted-average trading price of Legacy units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

   The Convertible Debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs are charged directly to retained earnings.

7. Net income per unit is based on net income available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Net income	$ 25,574	$ 22,938	$ 9,997	$ 14,448
Part VI.1 tax, net of deduction	(78)	(101)	(156)	(202)
Accretion of convertible debenture issuance costs	(337)	-	(506)	-
Distributions on convertible debentures	(2,899)	-	(4,332)	-
Basic net income available to unitholders	$ 22,260	$ 22,837	$ 5,003	$ 14,246
Add: Accretion of convertible debenture issuance costs	337	-	-	-
Distributions on convertible debentures	2,899	-	-	-
Diluted net income available to unitholders	$ 25,496	$ 22,837	$ 5,003	$ 14,246
Basic weighted average number of units outstanding (thousands)	69,134	67,502	68,830	67,500
Basic weighted average number of exchangeable shares outstanding (thousands)	14,700	14,700	14,700	12,182
	83,834	82,202	83,530	79,682
Dilutive effect of convertible debentures	17,143	-	-	-
Dilutive effect of unit options	95	139	98	132
Diluted weighted average number of units	101,072	82,341	83,628	79,814

   For the six months ended June 30, 2002, debentures convertible into 17,142,857 units (2001 - nil) and the associated net income impact were excluded from the computation of diluted net income per unit because their effect was not dilutive.

8. Distributable income per unit is based on the number of units and exchangeable shares outstanding on each distribution date and has been calculated in accordance with the terms of the Declaration of Trust as follows:

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Net income	$ 25,574	$ 22,938	$ 9,997	$ 14,448
Add (deduct):				
Amortization of property and equipment	8,403	7,943	17,270	15,482
Goodwill amortization	-	288	-	481
Income tax expense	742	738	1,235	1,073
Gain on settlement of debentures	-	-	(177)	-
Distributions on convertible debentures	(2,899)	-	(4,332)	-
Capital replacement reserve	(7,916)	(7,619)	(13,076)	(12,824)
Basic distributable income	$ 23,904	$ 24,288	$ 10,917	$ 18,660
Add: Distributions on convertible debentures	2,899	-	-	-
Diluted distributable income	$ 26,803	$ 24,288	$ 10,917	$ 18,660
Basic number of units outstanding on distribution date (thousands)	69,276	67,502	69,006	67,502
Basic number of exchangeable shares outstanding on distribution date (thousands)	14,700	14,700	14,700	14,700
	83,976	82,202	83,706	82,202
Dilutive effect of convertible debentures	17,143	-	-	-
Dilutive effect of unit options	95	139	98	132
Diluted units outstanding (thousands)	101,214	82,341	83,804	82,334
Basic distributable income per unit	$ 0.28	$ 0.29	$ 0.13	$ 0.23
Diluted distributable income per unit	$ 0.26	$ 0.29	$ 0.13	$ 0.23
Distributions per unit	$ 0.185	$ 0.250	$ 0.370	$ 0.500

For the six months ended June 30, 2002, debentures convertible into 17,142,857 units (2001 - nil) and the associated distributable income impact were excluded from the computation of diluted distributable income per unit because their effect was not dilutive.

9. Changes in non-cash working capital

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Increase in accounts receivable	$ (17,039)	$ (14,372)	$ (9,652)	$ (9,713)
Increase in materials and supplies	(196)	(92)	(625)	(303)
Increase in prepaid expenses	(9,114)	(3,892)	(14,859)	(10,275)
Increase in accounts payable and accrued liabilities	11,602	12,671	13,230	15,013
	$ (14,747)	$ (5,685)	$ (11,906)	$ (5,278)

10. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2002.

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
TO RELEASE SECOND QUARTER EARNINGS**

TORONTO, July 8, 2002- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSE symbol: LGY.UN) will release its second quarter earnings on July 18, 2002 to be followed by a conference call that day at 4:30 p.m. Eastern Time. Participating on the call will be members of Legacy's senior management.

Investors are invited to access the call by dialing 416-641-6659 or 1-800-387-2917. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 6:30 p.m. on July 18, 2002 through to 6:30 p.m. on July 25, 2002. To access the recording please dial 1-800-633-8625 and use the reservation number 20708647.

A live audio webcast of the second quarter conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the next quarterly conference call.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first class hotels and resorts across Canada with approximately 10,000 guestrooms. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

-30-

Contact: Emma Thompson
Executive Director Investor Relations
Tel: 416-874-2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES HOTEL ACQUISITION

Toronto, June 19, 2002 - Legacy Hotels Real Estate Investment Trust ("Legacy")(TSE: LGY.UN) today announced that it has agreed to purchase the Sheraton Suites Calgary Eau Claire. This high quality hotel is in one of Calgary's prime downtown locations, at the heart of the city's vibrant Eau Claire Market shopping and recreation district. The 323-suite hotel has 12 meeting rooms with a total of 10,000 square feet and is connected to the financial district by an elevated walkway system. The hotel was developed, and is currently owned and managed, by Pacrim Developments Inc. of Halifax, Nova Scotia.

The purchase price for the property is approximately $65 million and will be funded from existing cash balances. The transaction should be finalized in July subject to the satisfaction of a number of conditions.

"We are very pleased to be adding this all-suite hotel to our portfolio", said Neil Labatte, President and Chief Operating Officer of Legacy. "After only three years of operation, the property is a leader in its market. With no additional hotel supply anticipated in the city in the near-term, we look forward to continued strength in future performance," Mr. Labatte added. Legacy anticipates that this acquisition will be immediately accretive to the portfolio.

The acquisition will bring Legacy's portfolio to 22 luxury and first class hotels and resorts across Canada with approximately 10,000 guestrooms. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

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Contact: Emma Thompson
Executive Director Investor Relations
Tel: (416) 874-2485
Toll: (866) 627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST DECLARES SECOND QUARTER DISTRIBUTION IN 2002

Toronto, June 17, 2002 -- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSE: LGY.UN) today announced its second quarter distribution to unitholders. The distribution is $0.185 per unit to unitholders of record as of June 30, 2002. Payment will be made on or about July 20, 2002. The distribution is consistent with that of the first quarter of 2002.

Fairmont Hotels & Resorts Inc. ("FHR")(TSE/NYSE: FHR), Legacy's largest investor with an approximate 35% interest, will again elect to receive units instead of cash in accordance with the terms of Legacy's Distribution Reinvestment Plan. FHR indicated that its decision reflects its continued confidence in Legacy and its view of the underlying value of Legacy's units. Any Legacy unitholders wishing to receive units instead of a cash distribution must complete their election to participate in the Distribution Reinvestment Plan by June 28, 2002.

Legacy is Canada's premier hotel real estate investment trust with 21 luxury and first class hotels across Canada with over 9,500 rooms. Fairmont Hotels & Resorts manages the 10 luxury hotels and Delta Hotels manages the 11 first class properties.

-30-

Contact: Emma Thompson
Executive Director Investor Relations
Tel: (416) 874-2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Investor Services

Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal Quebec H3A 3S8
Telephone 1-800-332-0095
Facsimile 514-982-7665
Email: caregistryinfo@computershare.com
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Ms. Emma Thompson
Executive Director, Investor Relations
Legacy Hotels Real Estate Investment Trust
100 Wellington Street West, Suite 1600
Toronto, ON
M5K 1B7

Re: Legacy Hotels Real Estate Investment Trust – 1st Quarter 2002 Report

Dear Ms. Thompson,

This letter will serve to confirm that on May 15, 2002 the following material was sent by prepaid mail to each registered unitholder of the above Corporation who requested to receive reports:

- 2002 1st Quarter Report

In addition, copies of the above-mentioned material were sent by prepaid mail on May 15, 2002, to beneficial unitholders that requested material in accordance with National Policy Statement No. 41.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Signed "Sonia Ciavaglia"

Sonia Ciavaglia
Account Administrator,
Stock Transfer Services


FIRST QUARTER REPORT
& INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2002
LEGACY HOTELS
REAL ESTATE INVESTMENT TRUST

Our first quarter results were well ahead of our initial expectations and we are hopeful that the positive industry trends we have seen thus far will continue throughout the year. Given the current lodging environment, we are especially encouraged by our portfolio's ability to minimize revenue per available room, or RevPAR, declines to less than 5%.

We appear to have successfully managed the economic turbulence in large part due to the quality and diversification of our portfolio and the strength of the management companies supporting our properties. Canadian city centre hotels have proven to be quite resilient and appear to be recovering at a much faster pace than our U.S. counterparts.

Although the first quarter is not indicative of full-year performance, the early positive operating trends are encouraging. We expect a gradual improvement in Legacy's performance throughout 2002. Minimal new hotel supply in our key markets should facilitate a continued recovery.

Our objective continues to be to provide increasing unitholder value in the form of stable and growing distributions. To achieve this goal, we continue to evaluate acquisition prospects in Canada and in the United States and focus on profit improving projects within our existing portfolio. Our significant financial resources leave us poised to take advantage of any opportunity, which would complement our existing portfolio.

We continue to believe that Legacy is an attractive investment opportunity given the quality of its portfolio and its expansion opportunities. Legacy remains well positioned for stability and continued long-term growth in operating and financial performance.

(signed)

WILLIAM R. FATT
Vice Chairman and Chief Executive Officer
April 12, 2002

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

This section should be read in conjunction with the unaudited consolidated financial statements and notes contained herein. The financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy") are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All references in the management's discussion and analysis to financial information concerning Legacy refer to such information in accordance with Canadian GAAP and all dollar amounts in this report are in Canadian dollars.

2002 FIRST QUARTER FINANCIAL HIGHLIGHTS

(In thousands of Canadian dollars except per unit amounts)	For the three months ended March 31, 2002	For the three months ended March 31, 2001
Operating revenues	**$ 115,989**	$ 117,723
Gross operating profit	**23,505**	25,320
Hotel EBITDA[1]	**8,076**	11,364
Net loss	**(15,577)**	(8,490)
Distributable loss per unit	**(0.16)**	(0.07)
Distributions per unit	**0.185**	0.25

1. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under generally accepted accounting principles in Canada. Legacy's calculation of hotel EBITDA may be different than the calculation used by other entities.

REVIEW OF OPERATIONS

For the three months ended March 31, 2002 Legacy's hotel operating results, while not exceeding those of the same period in 2001, surpassed expectations in a relatively uncertain travel industry. Although the Canadian hotel market was not impacted as severely as the U.S. market, the slowdown in the travel industry has negatively impacted many areas, primarily British Columbia, Ontario, in particular the Ottawa region, and the Maritime provinces.

Revenues

For the three months ended March 31, 2002, Legacy reported gross operating revenues of $116.0 million (2001 – $117.7 million). Traditionally, the first quarter of the year is the weakest for Legacy as portfolio-wide demand is lower. Occupancies typically increase throughout the year, peaking in the late summer and early fall. The revenue shortfall this quarter occurred throughout most of the portfolio and was primarily caused by the weakness in the travel industry. In addition, the Easter holiday, a period of historically low demand, fell at the end of March this year as opposed to the middle of April in 2001. Also, an unseasonably mild winter in the east reduced Winterlude festivities in Ottawa during January and February, typically a period of high demand. Declines in revenues in the Ottawa area were compounded by layoffs and cutbacks at local high-tech companies.

Legacy's portfolio experienced a drop in revenue per available room ("RevPAR") of 4.9% to $79.94 in the first quarter of 2002 (2001 – $84.02). This decrease was due to an occupancy decline of 2.2 points, while average daily rates ("ADR") remained relatively flat, down only 1.2% from 2001. At the Fairmont managed properties, RevPAR was $87.70 in the first quarter of 2002 (2001 – $91.56) resulting from a decline in occupancy of 0.9 points, and a decrease in ADR of 2.7%. At the Delta managed properties RevPAR was $67.29 in 2002 (2001 – $71.77) due to a decline in occupancy of 4.3 points offset by a modest improvement in ADR of 0.7% over 2001. Luxury and first class

properties that specialize in groups such as Legacy's, were anticipated to have drops in RevPAR of 8% to 10% in the first quarter of 2002. Compared with similar properties in Canada, Legacy's results are relatively strong and are expected to improve throughout the year.

The Fairmont Hotel Macdonald and The Fairmont Palliser showed positive performance with increases in RevPAR of 13.5% and 22.1%, respectively, above the first quarter of 2001. This was accomplished through a combination of increased marketing and sales initiatives and lowering ADRs by $8.90 and $5.11, respectively, in order to increase their occupancy. The Delta Calgary Airport reported RevPAR growth of 10.9% due to an increase in occupancy of 2.1 points and an 8.0% increase in ADR. Increased airport security has led many travellers to spend the last night of their stay near the airport to avoid long travel time to the airport prior to departure.

The Vancouver market experienced unusual rate pressure as a result of an increase in hotel supply over the past few years. RevPAR at The Fairmont Hotel Vancouver and The Fairmont Waterfront were down 12.3% and 13.6%, respectively, from the first quarter of 2001. In Ottawa, the mild winter temperatures reduced the scale of Winterlude festivities. Operations at the Fairmont Château Laurier and the Delta Ottawa Hotel and Suites in January and February are heavily dependent on this annual winter festival. In addition, both hotels were greatly affected by layoffs and cutbacks at local high-tech companies, which in the past, generated strong demand for meeting space and accommodation for contract employees.

Operating Expenses

Operating expenses in the first quarter of 2002 remained constant when compared to 2001. Since The Fairmont Empress and Fairmont Le Château Frontenac were acquired on February 1, 2001, additional quarter over quarter costs of $4.0 million for January were incurred. These were offset by some savings in energy costs as a result of a mild winter, primarily in Ontario and Quebec, and lower oil and gas prices. However, a large percentage of hotel expenses are fixed and do not vary greatly with reductions in occupancy and revenues.

During the quarter, hotel management fees, both base and incentive, represented approximately 3.2% of revenues (2001 – 3.6%). Base management fees decreased proportionately with revenue while incentive fees were $0.4 million lower.

Rent, property tax and insurance increased to $11.7 million (2001 – $9.8 million). The addition of The Fairmont Empress and Fairmont Le Château Frontenac in January accounted for $0.5 million of the increase. The balance relates to increased property tax assessments on many of the city centre hotels.

In early 2002, Fairmont Le Château Frontenac and Fairmont Château Laurier successfully settled new three-year labour contracts with their employees. Negotiations continue on a new collective agreement at the Delta Toronto East, following its expiration in late 2001. Negotiations are also underway at the Delta Halifax and The Fairmont Royal York following the expiration of their contracts in the first quarter of 2002. Seven other contracts expire during the balance of 2002. Although Legacy cannot predict the outcome of contract negotiations, management is optimistic that reasonable settlements will be reached.

Hotel EBITDA

Hotel EBITDA was $8.1 million in the first quarter of 2002 (2001 – $11.4 million). This decrease was largely due to the seasonality of The Fairmont Empress and Fairmont Le Château Frontenac. As destination resorts, they attract a significant portion of their business in the second and third quarters with demand in January being considerably lower. In January 2002, these two properties contributed a net hotel EBITDA loss of $1.1 million. A similar loss was incurred in 2001, however, these properties were not included in the portfolio until their acquisition in February.

The hotel EBITDA margin was 7.0% (2001 – 9.7%). While most of the hotels in the Maritimes and in Alberta maintained or slightly improved their margins, the rest of the portfolio experienced margin declines. These declines were greatest in the Vancouver and Ottawa markets, due to a combination of changes in guest demographics, economic weakness and a higher proportion of fixed expenses such as property taxes, insurance and salaries.

In addition, The Fairmont Empress whose operating margin is typically higher than the balance of Legacy's portfolio, is weakest during the month of January.

Other

Amortization

Amortization expense increased to $8.9 million (2001 – $7.6 million). This increase is largely due to the inclusion of The Fairmont Empress and Fairmont Le Château Frontenac for the entire quarter. The balance of the increase is consistent with capital spending in 2001, primarily at The Fairmont Winnipeg and The Fairmont Empress.

Interest Expense

Interest expense increased to $12.2 million (2001 – $9.9 million), mainly as a result of the financing arranged for the purchase of The Fairmont Empress and Fairmont Le Château Frontenac impacting the full quarter in 2002.

Income Tax Expense

Future tax expense is a tax provision for Legacy's wholly owned, taxable subsidiaries, which will ultimately be transferred to unitholders through an increase in the taxable portion of distributions. Current tax expense represents large corporation taxes payable.

The tax expense in 2002, which relates primarily to the structure of the purchase of The Fairmont Empress and Fairmont Le Château Frontenac, is for the full three months, while 2001 figures only included February and March, following the acquisition.

Net Loss

Legacy reported a net loss of $15.6 million (2001 – $8.5 million). Basic and diluted net loss per unit increased to $0.21 (2001 $0.11).

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash used for operating activities for the three months ended March 31, 2002 was $4.3 million (2001 – $1.0 million). The primary reason for the increase was the greater net loss during the first quarter of 2002 versus 2001. The use of funds in the first quarter of the year reflects the seasonality of operations. Working capital changes generated $2.8 million of cash in the first quarter 2002 (2001 $0.4 million utilized). Accounts receivable balances have decreased as a result of tightening credit policies and reducing the collection cycle. Occupancy and rate decreases since year-end and over the prior year are also reflected in the lower accounts payable and accounts receivable balances. Prepaid expenses increased $5.7 million during the first quarter of 2002 (2001 – $6.4 million). This increase in the first quarter of the year is due to the payment of many annual dues, fees and property taxes in the early part of the year.

Investing Activities

Throughout the portfolio, an effort is made to take advantage of decreased occupancy during the first quarter of the year to complete refurbishment and expansion projects. Capital expenditures during the first quarter of 2002 totalled $7.7 million (2001 – $15.1 million). The decrease of approximately $7.4 million is a reflection of a return to more normal spending levels. Approximately $4.0 million was spent on revenue enhancing projects and $3.7 million on upgrade and maintenance capital. In 2001, capital expenditures were unusually high as a result of enhancements required to upgrade the two Winnipeg properties acquired in 2001 to the Fairmont and Delta standards.

Phase two of a multi-phase renovation program at Fairmont The Queen Elizabeth is underway. In the first quarter, $2.7 million has been spent on this project. The current phase involves the continuation of guestroom upgrades, including Fairmont Gold guestrooms, and renovations to the convention floor's Mansfield

Wing. This phase of the hotel renovations is expected to be completed in the spring. Phase three, which involves the completion of the convention floor renovations as well as upgrades to the lobby and the remaining guestrooms, is scheduled to begin in the fall of 2002. Refurbishment to guestrooms at The Fairmont Winnipeg and the health club upgrade at the Delta Winnipeg, are expected to continue into the second quarter of the year for a combined cost of $1.2 million. Guestroom renovations at The Fairmont Hotel Vancouver began during the quarter. Upgrades to The Fairmont Royal York's Imperial Room are scheduled for this summer, when use of this room for business and conference purposes is typically lower. Willow Stream – the Spa at The Fairmont Empress opened in January 2002. This new product expands Legacy's revenue stream and represents its first investment in the full-service spa market.

Cash provided by other assets was $0.3 million in the first quarter of 2002 (2001 – cash used of $4.0 million). The prior year's use relates mostly to closing costs on the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac.

Financing Activities

Acquisitions and planned capital expenditures in excess of the capital replacement reserve continue to be the primary factors behind the need for increased financing. Legacy has credit facilities totalling $130.0 million, comprised of a $30.0 million revolving operating loan designed to provide financing for the operations and a $100.0 million revolving acquisition credit facility designed to provide financing for acquisitions and other capital investments. These bank facilities are committed to February 2003.

On February 14, 2002, Legacy issued $150.0 million of 7.75% unsecured subordinated convertible debentures maturing on April 1, 2007. These debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the trust indenture governing the terms of the convertible debentures. The convertible debentures may be redeemed by Legacy, in whole or in part, after April 1, 2004.

Proceeds from the convertible debentures were used to repay $14.7 million of existing Series 1 and 2 debentures. The remainder of the proceeds will be used for general purposes including possible future acquisitions, further repayment of existing indebtedness and profit improving projects.

The convertible debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs will be charged directly to retained earnings. These amounts, however, are included in the calculation of distributable loss per unit.

Legacy issued an additional 236,912 units to a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR") in March 2002 through a private placement and 15,000 units through the exercise of options resulting in combined proceeds from equity units of $2.1 million.

The level of short-term debt outstanding fluctuates throughout the year in accordance with Legacy's short-term working capital needs, owing to the cyclical nature of hotel revenues. Legacy does not expect to borrow under its credit facilities until the proceeds from the convertible debentures have been utilized.

At March 31, 2002, total debt, net of cash, represents 34.9% of Legacy's total assets, net of cash, compared with 43.7% at December 31, 2001. It is expected that the current portion of long-term debt will be repaid from cash on hand or refinanced when it matures in November 2002. Given Legacy's expected cash flow from operations for 2002 and the availability of its bank debt, Legacy expects to be able to meet all of its normal operating needs and financial obligations as well as achieve its growth objectives.

DISTRIBUTION TO UNITHOLDERS

Distributable loss, an amount determined in accordance with the Declaration of Trust, was $13.0 million for the first quarter of 2002 (2001 – $5.6 million). On March 11, 2002, Legacy declared a distribution of $0.185 per unit payable on or about April 20, 2002. In March 2002, Legacy's largest investor, FHR, once again elected to reinvest its distributions to purchase units in accordance with the terms of the Distribution Reinvestment Plan. FHR has advised Legacy that it plans to reassess this decision on a quarterly basis.

OUTLOOK

First quarter results show positive operating trends. Management is cautiously optimistic of a continued improvement in the economy and a return to more normal travel patterns over the course of the year. In addition, the lower Canadian dollar vis-à-vis the U.S. dollar, combined with the perception that Canada is a safe destination, should attract a larger base of international travellers and encourage Canadians to travel within the country. These factors should enable Legacy to continue to recover from the difficulties experienced in 2001.

Legacy will continue to review potential acquisitions both within and outside Canada. Through its strategic alliance agreement with FHR, Legacy may be provided with opportunities to acquire world class properties from the FHR portfolio. Discussions between Legacy and FHR relating to the purchase of The Fairmont Chateau Whistler have been temporarily postponed but are anticipated to resume in the latter half of 2002 or in early 2003.

Forward-Looking Statement

This document contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

Summary Statistics

		Three months ended March 31, 2002		Three months ended March 31, 2001
RevPAR	**$**	**79.94**	$	84.02
ADR	**$**	**137.71**	$	139.42
Occupancy		**58.1%**		60.3%
RevPAR – Fairmont Regional				
British Columbia	**$**	**77.32**	$	88.94
Alberta		**85.06**		71.68
Saskatchewan and Manitoba		**66.68**		61.66
Ontario		**102.51**		115.57
Quebec		**86.47**		81.34
Total	**$**	**87.70**	$	91.56
RevPAR – Delta Regional				
Alberta	**$**	**96.02**	$	86.61
Saskatchewan and Manitoba		**58.68**		58.57
Ontario		**79.36**		88.34
Quebec		**63.24**		72.78
Maritimes		**55.23**		58.66
Total	**$**	**67.29**	$	71.77

Consolidated Balance Sheets

(Stated in thousands of Canadian dollars) (Unaudited)	March 31, 2002	December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 134,071	$ 14,696
Accounts receivable	27,650	35,037
Materials and supplies	5,531	5,102
Prepaid expenses	8,713	2,968
	175,965	57,803
Property and equipment	1,431,070	1,432,257
Goodwill (note 1)	39,516	39,516
Other assets	11,958	12,285
	$ 1,658,509	$ 1,541,861
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 65,110	$ 63,482
Accrued distributions and dividends	16,091	–
Current portion of long term debt	103,227	105,048
Other	132	132
	184,560	168,662
Long-term debt	562,649	576,777
Other liabilities	2,486	2,344
Future income taxes	48,252	48,606
Unitholders' interest		
Units (note 3)	640,428	638,342
Contributed surplus	49	49
Exchangeable shares (note 4)	126,420	126,420
Convertible debentures (note 5)	144,919	–
Deficit	(51,254)	(19,339)
	860,562	745,472
	$ 1,658,509	$ 1,541,861

Consolidated Statements of Retained Earnings (Deficit)

(Stated in thousands of Canadian dollars) (Unaudited)	Three months ended March 31, 2002	Three months ended March 31, 2001
Deficit – beginning of period	$ (19,339)	$ (4,593)
Net loss for the period	(15,577)	(8,490)
Distributions in the period	(12,716)	(16,875)
Dividends on exchangeable shares	(1,942)	(2,661)
Part VI.1 tax on exchangeable share dividend	(777)	(1,014)
Part VI.1 tax deduction	699	913
Accretion of convertible debenture issuance costs (note 5)	(169)	–
Distributions on convertible debentures	(1,433)	–
Deficit – end of period	$ (51,254)	$ (32,720)

Consolidated Statements of Operations

(Stated in thousands of Canadian dollars except per unit amounts) (Unaudited)		Three months ended March 31, 2002		Three months ended March 31, 2001
Operating revenues				
Room	$	68,777	$	70,048
Food and beverage		39,709		40,534
Other		7,503		7,141
		115,989		117,723
Operating expenses		92,484		92,403
Gross operating profit		23,505		25,320
Hotel management fees		3,722		4,189
Property taxes, rent and insurance		11,707		9,767
Operating income from hotel operations before undernoted items		8,076		11,364
Other income				
Gain on settlement of debentures		177		—
Other expenses				
Amortization of property and equipment		8,867		7,539
Advisory fee		1,671		1,321
Other		560		499
		11,098		9,359
Income (loss) before interest expense, income tax expense and goodwill amortization		(2,845)		2,005
Interest expense, net		12,239		9,967
Loss before income tax expense and goodwill amortization		(15,084)		(7,962)
Income tax expense				
Current		149		105
Future		344		230
		493		335
Net loss before goodwill amortization		(15,577)		(8,297)
Goodwill amortization		–		193
Net loss for the period	$	(15,577)	$	(8,490)
Basic and diluted net loss per unit (note 6)	$	(0.21)	$	(0.11)

Consolidated Statements of Cash Flows

(Stated in thousands of Canadian dollars) (Unaudited)	Three months ended March 31, 2002	Three months ended March 31, 2001
CASH PROVIDED BY (USED IN):		
OPERATING ACTIVITIES		
Net loss for the period	$ (15,577)	$ (8,490)
Items not affecting cash		
Amortization of property and equipment	8,867	7,539
Goodwill amortization	–	193
Gain on settlement of debentures	(177)	–
Part VI.1 tax	(777)	(1,014)
Future income taxes	344	230
Other	176	92
Changes in non-cash working capital (note 8)	2,841	407
	(4,303)	(1,043)
INVESTING ACTIVITIES		
Acquisition	–	(181,711)
Additions to property and equipment	(7,680)	(15,075)
Other assets	327	(4,016)
	(7,353)	(200,802)
FINANCING ACTIVITIES		
Net proceeds from unit issuance (note 3)	2,086	31
Increase in bank loans	–	14,999
Net proceeds from mortgages	–	189,000
Net proceeds from convertible debentures	144,750	–
Repurchase of debentures for cancellation	(14,548)	–
Mortgage payments	(1,224)	(58)
Repayment of deferred liabilities	(33)	(33)
	131,031	203,939
Increase in cash balance during the period	119,375	2,094
Cash balance – beginning of period	14,696	(5,731)
Cash balance – end of period	$ 134,071	$ (3,637)
Represented by:		
Cash and cash equivalents	134,071	–
Bank indebtedness	–	(3,637)
	$ 134,071	$ (3,637)
SUPPLEMENTAL DISCLOSURE		
Income taxes paid	$ 4,888	$ 90
Interest paid	$ 7,468	$ 3,824

March 31, 2002 and 2001

(Stated in thousands of Canadian dollars except per unit amounts) (Unaudited)

1. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2001 audited consolidated financial statements, except as discussed below:

Goodwill

On January 1, 2002, Legacy Hotels Real Estate Investment Trust ("Legacy") adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets will be expensed in the period of impairment. Other intangible assets with definite lives will continue to be amortized over the estimated useful lives and are also tested for impairment. The recommendations of this new policy have been applied prospectively.

Legacy has completed its impairment testing on the balance of goodwill as at January 1, 2002. As a result of this testing, there are no impairment losses.

Upon adoption of these recommendations, it was determined that no reclassifications of goodwill and intangible assets were required under CICA recommendations on business combinations. Legacy has determined that none of its intangible assets, other than goodwill, have indefinite lives and, accordingly, continues to amortize such intangible assets over their estimated useful lives.

A reconciliation of previously reported net income, net income per unit and diluted net income per unit to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Net loss	$ (15,577)	$ (8,490)
Goodwill amortization	–	193
Adjusted net loss	(15,577)	(8,297)
Basic and diluted net loss per unit	$ (0.21)	$ (0.11)
Goodwill amortization per unit	–	–
Adjusted basic and diluted net loss per unit	$ (0.21)	$ (0.11)

Unit-based compensation

Legacy accounts for grants under its unit option plan using the intrinsic value method of accounting for unit-based compensation costs. Under the new CICA recommendations on unit-based compensation plans, Legacy will be providing pro forma net income and pro forma earnings per share, as if the fair value based accounting method had been used to account for unit-based compensation costs for any options granted after January 1, 2002.

2. Results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

3. In March 2002, Legacy issued 15,000 units for options exercised pursuant to the unit option plan for $108. Also, in March 2002, Legacy issued 236,912 units to a subsidiary of FHR through a private placement for proceeds of $1,978. At March 31, 2002, 68,735,601 units were outstanding (2001 – 67,501,893). No options were granted during the three months ended March 31, 2002.

4. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders. At March 31, 2002, 14,700,000 (2001 – 14,700,000) exchangeable shares were outstanding.

5. On February 14, 2002, Legacy issued $150 million of 7.75% unsecured subordinated convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the trust indenture governing the terms of the Convertible Debentures. The Convertible Debentures may not be redeemed by Legacy prior to April 1, 2004. Thereafter, the Convertible Debentures may be redeemed by Legacy, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price exceeds 115% of the then current conversion price.

Legacy may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the units on the date fixed for redemption or the maturity date. Legacy paid issuance costs totalling $5,250 in connection with this offering.

The term "current market price" is defined to mean the weighted-average trading price of Legacy units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

The Convertible Debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs will be charged directly to retained earnings.

6. Net loss per unit is based on net loss available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Net loss	$ (15,577)	$ (8,490)
Part VI.1 tax, net of deduction	(78)	(101)
Accretion of convertible debenture issuance costs	(169)	–
Distributions on convertible debentures	(1,433)	–
Net loss available to unitholders	$ (17,257)	$ (8,591)
Weighted average number of units outstanding – basic (thousands)	68,522	67,493
Weighted average number of exchangeable shares outstanding – basic (thousands)	14,700	9,800
	83,222	77,293
Dilutive effect of unit options	–	–
Diluted weighted average number of units	83,222	77,293

For the three months ended March 31, 2002, debentures convertible into 17,142,857 units (2001 – nil) and options on 102,061 (2001 – 124,108) units were excluded from the computation of diluted net loss and diluted distributable loss per unit because their effects were not dilutive.

7. Distributable loss per unit is based on the number of units and exchangeable shares outstanding on each distribution date and has been calculated in accordance with the terms of the Declaration of Trust as follows:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Net loss	$ (15,577)	$ (8,490)
Add (deduct):		
Amortization of property and equipment	8,867	7,539
Goodwill amortization	–	193
Income tax expense	493	555
Gain on settlement of debentures	(177)	–
Distributions on convertible debentures	(1,433)	–
Capital replacement reserve	(5,160)	(5,204)
Distributable loss	$ (12,987)	$ (5,627)
Number of units outstanding on distribution date – basic (thousands)	68,736	67,502
Number of exchangeable shares outstanding on distribution date – basic (thousands)	14,700	14,700
	83,436	82,202
Dilutive effect of unit options	–	–
Diluted units outstanding (thousands)	83,436	82,202
Basic and diluted distributable loss per unit	$ (0.16)	$ (0.07)
Distributions per unit	$ 0.185	$ 0.250

Notes to Consolidated Financial Statements

For the three months ended March 31, 2002, debentures convertible into 17,142,857 units (2001 – nil) and options on 102,061 (2001 – 124,108) units were excluded from the computation of diluted net loss and diluted distributable loss per unit because their effects were not dilutive.

8. Changes in non-cash working capital

	Three months ended March 31, 2002	Three months ended March 31, 2001
Decrease in accounts receivable	**$ 7,387**	$ 4,659
Increase in materials and supplies	**(429)**	(211)
Increase in prepaid expenses	**(5,745)**	(6,383)
Increase in accounts payable and accrued liabilities	**1,628**	2,342
	$ 2,841	$ 407

9. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2002.

Corporate Information

EXECUTIVE OFFICE

Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7

INVESTOR RELATIONS

Emma Thompson
Executive Director Investor Relations
Toll: 866-627-0641
Fax: 416-874-2761
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Trading Symbol: LGY.UN

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal, Quebec H3A 3S8
Toll: 800-332-0095
Tel: 514-982-7800

03 MAY -6 AM 7:21

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

ANNUAL INFORMATION FORM

April 30, 2002

TABLE OF CONTENTS

Page

Forward-Looking Information

This Annual Information Form contains certain forward-looking statements relating, but not limited to, the Trust's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by the Trust. By its nature, the Trust's forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various world events which could disrupt travel patterns and hotel operations; and technological changes.

The Trust undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting such information.

THE TRUST

Legacy Hotels Real Estate Investment Trust (the "Trust") is an unincorporated closed-end real estate investment trust created on September 11, 1997 pursuant to a Declaration of Trust dated as of September 11, 1997, as amended and restated as of December 4, 2000 (the "Declaration of Trust"). The Trust is governed by the laws of the province of Alberta. The head office of the Trust is located at Suite 1070, Gulf Canada Square, 401-9th Avenue S.W., Calgary, Alberta, T2P 3C5 and its principal place of business is located at Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7.

The Trust was established to own and manage hotel properties for the benefit of its Unitholders. The initial public offering of Units of the Trust was completed on November 10, 1997.

BUSINESS OF THE TRUST

The Trust acquired beneficial ownership of 11 hotels (the "Initial Portfolio") from an affiliate of Fairmont Hotels & Resorts Inc. (Fairmont Hotels & Resorts Inc. and its affiliates being collectively referred to as "FHR") on November 10, 1997 following the completion of the initial public offering of Units of the Trust. FHR acquired 19,748,164 Units, representing approximately 33.3% of the outstanding Units. Subsequently, the Trust acquired 10 additional hotel properties, increasing the total portfolio to 21 first class and luxury full service hotels and resorts located in major centres across Canada (the "Hotel Portfolio").

The Trust owns all of the outstanding shares of Legacy Hotels Corporation (the "Operator"), a corporation incorporated under the laws of Canada, to lease the hotels, to own the operating assets of the hotels and to employ their operating staff. The Operator entered into management agreements with Canadian Pacific Hotels Management Corporation ("CPHMC") in respect of the Initial Portfolio (the "CPHMC Management Agreements") on November 10, 1997, pursuant to which CPHMC manages the day-to-day operations and administration of each of the hotels, in accordance with the operating policies established by the Trustees. CPHMC uses the knowledge and experience of the officers and key employees of affiliated management companies, Fairmont Hotels Inc. ("Fairmont") and Delta Hotels Limited ("Delta"), which companies provide their services to CPHMC under separate service agreements dated as of November 1, 1997, as amended (the "Fairmont Services Agreement") and November 4, 1998, as amended (the "Delta Services Agreement"), respectively. Under the Fairmont Services Agreement and the Delta Services Agreement, in addition to having access to the hotel management expertise of both organizations, CPHMC also enjoys the benefits of other facilities and services provided by Fairmont and Delta to fulfill its obligations with the Operator.

The Trust and the Operator entered into an advisory arrangement (the "Advisory Agreement") with CPHMC on November 10, 1997. This Agreement was amended as of December 4, 2000 to extend it for a further three-year term. The Advisory Agreement

provides the Trust with access to CPHMC's market knowledge and expertise to assist the Trustees in their management and investment decisions.

Each of the hotels in the Hotel Portfolio, except the Delta Barrington, Delta Toronto East, the Four Points Hotel Toronto Airport, the Delta Winnipeg, The Fairmont Winnipeg, The Fairmont Empress and the Fairmont Le Château Frontenac, are managed by CPHMC in its capacity as hotel manager. Delta has entered into separate management agreements with the Operator in respect of the Delta Barrington, Delta Toronto East, the Four Points Hotel Toronto Airport and the Delta Winnipeg (the "Delta Management Agreements"). Fairmont has entered into separate management agreements with the Operator in respect of The Fairmont Winnipeg, The Fairmont Empress and Fairmont Le Château Frontenac (the "Fairmont Management Agreements"). The CPHMC Management Agreements, the Delta Management Agreements and the Fairmont Management Agreements are collectively referred to as the "Management Agreements".

The following diagram illustrates the structure described above:


Public Unitholders
Fairmont Hotels & Resorts Inc. ("FHR")
Units (1)
100% common
FHR Real Estate Corporation (2) ("Fairmont Real Estate")
65% Units
Voting Certificates (1)
Exchangeable Shares (1)
Legacy Hotels Real Estate Investment Trust ("Trust")
Operating Leases
Hotel Leases
Advisory Agreement
100% common
100% common
Legacy Hotels Corporation ("Operator")
Hotel Premises Use and Management Agreements
Legacy EF Inc. ("Legacy EF")
Management Agreements
Canadian Pacific Hotels Management Corporation ("CPHMC")
100% common
Service Agreements
Service Agreements
Delta Hotels Limited ("Delta")
Management Agreements
Management Agreements
100% common
Fairmont Hotels Inc. ("Fairmont")
Management Agreement
67% common

Note (1): FHR holds approximately 35% of the Units of the Trust, directly or indirectly
(2): Fairmont Real Estate was formerly known as Canadian Pacific Hotels Real Estate Corporation

FHR Real Estate Corporation ("Fairmont Real Estate"), formerly known as Canadian Pacific Hotels Real Estate Corporation, and CPHMC entered into a strategic alliance agreement with the Trust and the Operator as of November 10, 1997. This agreement was assigned to FHR as a result of the corporate reorganization in June 1999 (see "General Development of the Business"). This agreement gave the Trust the first opportunity to invest in each business hotel in Canada that FHR proposed to develop or had the opportunity to acquire. The agreement was amended as of December 4, 2000, to allow the Trust to also have a first opportunity to acquire any resort property in Canada that FHR owns or has the opportunity to acquire. In turn, the Trust gave up its right of first refusal with respect to development properties that FHR proposes to develop, with the exception of the properties in Southtown, in downtown Toronto just south of Union Station and west of the Air Canada Centre, Coal Harbour in downtown Vancouver which stretches along the waterfront over one kilometre from The Fairmont Waterfront towards Stanley Park, and The Fairmont Vancouver Airport.

GENERAL DEVELOPMENT OF THE BUSINESS

- In June 1999, as part of an internal corporate reorganization involving FHR, a directly wholly owned subsidiary, acquired the 33.8% interest in the Trust held through Fairmont Real Estate, to hold such 33.8% interest in the Trust directly. In addition, Fairmont Real Estate's ownership of Delta was transferred to FHR. As part of this reorganization, FHR created a new management company, CP Hotels Management Inc. Fairmont Real Estate's services agreement with CPHMC, as well as Fairmont Real Estate's management contracts, were transferred to this company. CP Hotels Management Inc. was renamed Fairmont in October 1999 – see below.

- In July 1999, Delta assumed the management of four Canadian Pacific hotels in the Initial Portfolio, which were subsequently rebranded Delta Calgary Airport, Delta Prince Edward, Delta Halifax and Delta Beauséjour.

- In July 1999, the Trust acquired the long-term leasehold interest in the Delta Barrington from Delta for $4.4 million in cash. At that time, Delta entered into an agreement with the Operator to provide management services for the hotel.

- In September 1999, the Trust exercised its option pursuant to a Hotel Properties Agreement with Fairmont Real Estate entered into in February 1998 and completed the acquisition of the Delta Toronto East and the Four Points Hotel Toronto Airport for approximately $60 million in cash. Delta provides the management services for both these hotels directly.

- In October 1999, FHR completed a transaction with the owners of Fairmont Hotel Management L.P. ("Fairmont LP"), whereby both entities transferred and assigned hotel management agreements in respect of their luxury hotels and their respective hotel management services operations to a new entity, Fairmont. Fairmont LP also transferred the Fairmont brand to the new company. As a result of the transaction, FHR owns 67% of the capital stock of Fairmont and the former partners of Fairmont LP own the remaining 33%.

- In December 1999, the Trust obtained approvals from the OSC and the TSE to acquire for cancellation up to one million of the outstanding Units during any 12-month period by normal course purchases through the facilities of the TSE. As at May 18, 2000, the Trust had purchased and cancelled a total of 133,900 Units, at prices ranging from $7.80 to $8.65. The Trust did not acquire any Units after May 18, 2000, and the normal course issuer bid expired in due course.

- In June 2000, the Trust acquired the Crowne Plaza in downtown Winnipeg, Manitoba for $29.5 million in cash. Delta now manages the hotel and has rebranded the property as the Delta Winnipeg.

- In August 2000, the Trust issued 6.4 million Units by way of an equity offering at a cost of $8.60 per Unit aggregating $55,040,000. The costs of the offering were $2,104,000. FHR acquired 2.9 million Units at a price of $8.60 per Unit, or $24,940,000 as a result of participating in the equity offering to maintain its one-third ownership in the Trust.

- In September 2000, the Trust purchased The Lombard (now called The Fairmont Winnipeg) for $29 million. The Trust paid 40% of the purchase price, or $11.6 million, in cash and the balance by the issuance of 1,986,301 Units. Fairmont manages the hotel.

- In November 2000, the luxury hotels in the Hotel Portfolio managed by Fairmont were branded as Fairmont hotels. The cost of this transition was borne entirely by Fairmont.

- In February 2001, the Trust acquired from Fairmont Real Estate, The Fairmont Empress located in Victoria, British Columbia and the Fairmont Le Château Frontenac in Quebec City, Quebec, for an aggregate purchase price of approximately $305 million. (See below – "Description of the Business – Empress/Frontenac Acquisitions".)

- In May 2001, FHR and the previous owner of The Fairmont Winnipeg, James Richardson & Sons, Limited, sold by way of a secondary offering 10.9 million Units at $8.60 per Unit. The Trust did not receive any of the proceeds of the offering. By selling 9.9 million Units, FHR reduced its equity investment in Legacy to approximately 34%.

- In September 2001, FHR elected to received its distributions and dividends by way of Units through the distribution reinvestment plan and private placement, for the third quarter of 2001. In December 2001 and March 2002, it again elected to receive Units instead of distributions and dividends. As of the date hereof, FHR has received a total of 1,483,335 Units in this manner. FHR has decided that it will determine on a quarterly basis whether to continue to receive Units rather than a cash distribution.

- In February 2002, the Trust issued $150 million 7.75% convertible subordinated debentures, maturing in April 2007. The proceeds will be used to reduce existing indebtedness, fund acquisitions and profit improving projects and for general purposes.

DESCRIPTION OF THE BUSINESS

HOTEL INDUSTRY – OVERVIEW

The hotel industry is comprised of a large number of hotel operators having widely different characteristics, ranging from proprietors of unbranded individual properties to large international hotel chains managing or franchising hundreds of hotels worldwide. These operators respond to the differing demands of the market by operating hotels of various sizes and classes, each offering a particular mix of services at a corresponding price level. Full service hotels generally provide a range of facilities and amenities, including food and beverage outlets, meeting rooms, business centres and on-site recreational facilities. Within the full service category, there is a further stratification of the market, with hotels referred to as first class and luxury generally offering progressively higher levels of service at correspondingly higher rate levels.

EMPRESS/FRONTENAC ACQUISITIONS

Rationale

The Trust's management identified the resort and destination hotel sectors as a business opportunity with good growth prospects. The acquisitions of The Fairmont Empress and Fairmont Le Château Frontenac provided the Trust with several benefits, including expansion into these sectors, a more diversified revenue base, high quality assets comparable to the Trust's Initial Portfolio and increased investment in major cities across Canada.

Room demand in the Victoria and Quebec City hotel markets is generated both from corporate and government clientele, as well as from international tourism. In addition, as these markets have limited development potential for new hotels, and given that competitive properties cannot be economically constructed unless room rates rise significantly, the Trust expects that the hotels will produce cash flow growth in the future.

Structure of the Acquisitions

The Trust acquired The Fairmont Empress and Fairmont Le Château Frontenac on February 1, 2001 from Fairmont Real Estate for an aggregate price of approximately $305 million, being approximately $120 million for The Fairmont Empress and approximately $185 million for Fairmont Le Château Frontenac. The Trust received an independent indication of the fair market value from an independent valuator prior to its agreeing to the purchase. The acquisition was also approved by the Independent Trustees following their receipt of a fairness opinion from a third party. A majority of the Units of the Trust, excluding those held directly or indirectly by FHR, its affiliates and their respective directors and officers, voted in favour of the transaction at a special meeting called on December 4, 2000.

The hotels are held in an indirect unrestricted subsidiary of the Trust, Legacy EF Inc. ("Legacy EF"). To satisfy the purchase price, Fairmont Real Estate received 14.7 million exchangeable shares ("Exchangeable Shares") of Legacy EF and $179 million in cash. In

addition to the purchase price, Legacy EF incurred closing and transaction related costs of approximately $11 million. The cash component of the purchase price was funded from the net proceeds of secured, non-recourse loans to Legacy EF from third party lenders (the "Loans"). The Loans are secured by mortgages on the respective hotels, together with, among other things, assignments of the relevant hotel leases and management contracts.

The Exchangeable Shares are non-voting, and are exchangeable at the option of the holder for Units of the Trust on a one-for-one basis at any time following the fifth anniversary of the closing of the Empress/Frontenac Acquisitions. The Exchangeable Shares may not, however, be exchanged unless the Trust confirms that the exchange would not jeopardize the Trust's status as a "unit trust", "mutual fund trust" or "registered investment" for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). In addition, Fairmont Real Estate has agreed not to exchange more than two-thirds of the Exchangeable Shares after the fifth anniversary of the closing unless the combined debt service coverage for the two hotels is greater than an agreed amount. The dividend on the Exchangeable Shares is equivalent to the distributions payable to Unitholders of the Trust, less Part VI.1 taxes payable by Legacy EF as a result of the dividend. The obligations of Legacy EF under the Exchangeable Shares are subordinate to its obligations under the Loans. One voting certificate of the Trust (the "Voting Certificates") was issued by the Trust for each Exchangeable Share issued, being 14.7 million Voting Certificates in aggregate. The Voting Certificates are being held in trust for the benefit of a subsidiary of Fairmont Real Estate by Computershare Trust Company of Canada. Each Voting Certificate will be entitled to one vote at each meeting of Unitholders of the Trust (see "Description of Units, Voting Certificates and Declaration of Trust").

At the closing of the purchase of the hotels, Legacy EF entered into 25-year triple-net leases (the "Hotel Leases") with the Trust, whereby the hotel lands and buildings were leased to the Trust. The Trust, in turn, entered into operating leases (the "Operating Leases") with respect to the hotel lands and buildings with the Operator. The Operator made the hotels available to Legacy EF pursuant to hotel premises use, management and loan agreements. The result is that the hotels are operated by Legacy EF which pays a use fee to the Operator in an amount which represents the net operating income of the hotels less certain adjustments.

The terms of the Operating Leases are consistent with other operating leases between the Trust and the Operator for the other hotels in the Trust's Hotel Portfolio. The Operator pays rent to the Trust, such rent approximating the net cash flow generated by the hotels. As part of the acquisition, Legacy EF assumed the existing long-term management agreement with Fairmont for each hotel. The net rent under the Hotel Leases will be sufficient to fully pay the debt service costs under the Loans as well as various taxes and corporate costs associated with carrying on the business of Legacy EF. The lease payments to be made to Legacy EF for each of the Hotel Leases were established by negotiation between the Trust, the Operator and Legacy EF. The Hotel Leases contain clauses that provide the lessee with the option to terminate the respective Hotel Leases in the event that cash flows from the hotels are insufficient to pay the debt service on the Loans for a trailing period of 12 consecutive months. This option to terminate and the non-recourse nature of the Loans limit the Trust's obligation to Legacy EF in respect of the Loans to the amount of one year's debt service on the Loans.

The Trust and Fairmont Real Estate agreed that if the net cash flow from the hotels to the Trust in the first 12-month period of its ownership of the hotels was less than the net cash flow anticipated by Fairmont Real Estate, then Fairmont Real Estate would remit to the Trust the difference, to a maximum of $5 million. In addition, in certain circumstances, this maximum could be increased to approximately $6.4 million. Fairmont Real Estate paid $6.4 million to the Trust at the end of 2001 as the anticipated returns were not achieved, largely because of the slowing North American economy and the tragic events of September in the U.S. This amount was treated as a purchase price adjustment.

DESCRIPTION OF THE HOTEL PORTFOLIO

The hotels in the Hotel Portfolio are geographically diversified, comprising 21 luxury and first class full service hotels located in 13 cities and nine provinces. The following is a description of each of the hotels in the Hotel Portfolio.

The Fairmont Empress – 721 Government Street, Victoria, British Columbia

Named after Queen Victoria, The Fairmont Empress opened its doors to guests in 1908. The 476-room, restored heritage hotel overlooks Victoria's inner harbour. During the years 1988-9, the hotel was completely refurbished at a cost of $53.5 million, restoring it to its former splendour. The Fairmont Empress offers five meeting rooms of varying sizes, totalling 10,000 square feet and is conveniently located adjacent to and fully integrated with the Victoria Conference Centre. Facilities include a health club and indoor pool. In January 2002, a new spa, Willow Stream – the Spas at The Fairmont Empress, opened at a cost of approximately $5.9 million. Willow Stream is Fairmont's new signature spa product.

The Fairmont Hotel Vancouver – 900 West Georgia Street, Vancouver, British Columbia

A 556-room hotel located in the centre of Vancouver's downtown business, cultural and shopping district, The Fairmont Hotel Vancouver has been a city landmark for decades. The hotel has 14 meeting rooms, with total function space of over 48,100 square feet. Facilities also include a business centre, a full service spa and a health club with an indoor pool. In 1996, The Fairmont Hotel Vancouver completed a multi-year $43 million program extensively renovating the hotel and culminating with a complete refurbishment and upgrading of its lobby, retail and public areas.

The Fairmont Waterfront – 900 Canada Place Way, Vancouver, British Columbia

A 489-room luxury hotel in a magnificent setting, The Fairmont Waterfront offers spectacular views of Vancouver's dynamic harbour area against a backdrop of snow-capped mountain peaks. The 23-storey hotel is linked to a retail complex and landscaped public areas that provide direct access to the Vancouver Trade and Convention Centre and Cruise Ship Terminal. Facilities include 11 meeting rooms with over 24,000 square feet of function space, a business centre and a health club with a heated outdoor pool.

Delta Calgary Airport – 2001 Airport Road N.E., Calgary, Alberta

A 296-room hotel located within the Calgary International Airport complex, Delta Calgary Airport provides a unique combination of convenience and western hospitality. The hotel's facilities include a health club with an indoor pool and 15 meeting rooms comprising in excess of 19,500 square feet of function space. Offering all the facilities of a city-centre hotel just steps away from the passenger terminal, Delta Calgary Airport is an ideal location for business meetings and a convenient stopover for visitors to Alberta. The lease of the property on which the hotel is situated expires in 2006.

The Fairmont Palliser – 133-9th Avenue S.W., Calgary, Alberta

Located in the heart of downtown Calgary, The Fairmont Palliser has been a striking landmark and focal point of major events in the city since it opened in 1914. The elegant 12-storey building has been restored to its original grandeur through a multi-year renovation program involving expenditures in excess of $30 million. The Fairmont Palliser offers a total of 405 rooms, and provides 21,700 square feet of function space in its 14 meeting rooms. Facilities also include a business centre and a health club. The latest capital improvement included an indoor pool, which was completed in 1997 for a total of $1.4 million.

The Fairmont Hotel Macdonald – 10065-100th Street, Edmonton, Alberta

Constructed in the grand chateau style and located on a picturesque riverbank site in the heart of downtown Edmonton, The Fairmont Hotel Macdonald has been a city landmark since it opened in 1915. The hotel was restored to its traditional elegance and style in a major refurbishment program that was completed in 1991 at a total cost of $25.5 million. The Fairmont Hotel Macdonald offers 198 rooms and a full range of facilities including eight meeting rooms with 10,600 square feet of function space, business services and a health club with an indoor pool.

Delta Bessborough – 601 Spadina Crescent East, Saskatoon, Saskatchewan

Built in 1935, the 225-room Delta Bessborough stands in the heart of Saskatoon's business and shopping district. The Delta Bessborough offers 11 meeting rooms of varying sizes encompassing over 20,000 square feet of function space. Facilities also include a business centre and a health club with an indoor pool. An extensive renovation program including the public areas, guest rooms, arrivals area and convention space was completed in 2000 at a total cost of $2.5 million.

The Fairmont Winnipeg – 2 Lombard Place, Winnipeg, Manitoba

The Fairmont Winnipeg, built in 1970, is located close to the Winnipeg convention centre in downtown Winnipeg. It has 340 guest rooms and 10 meeting rooms encompassing a total of 19,800 square feet of function space. Over the next three to five years, approximately $13 million will be spent on the complete refurbishment of the hotel. The Fairmont Winnipeg

recently completed seven floors of guestroom renovations and, in May 2001, opened its Fairmont Gold (formerly called Entrée Gold) floor – "a hotel within a hotel".

Delta Winnipeg – 350 St. Mary Avenue, Winnipeg, Manitoba

The 392-room Delta Winnipeg, built in 1974, is the largest hotel of its class in the downtown core and is connected by a skywalk to the Winnipeg convention centre. The hotel has 13 meeting rooms offering 18,100 square feet of function space. The Delta Winnipeg recently completed a major renovation program. All guestrooms, corridors, meeting rooms, the lobby, restaurant and lounge were renovated and two floors turned into Signature Club floors.

The Fairmont Royal York – 100 Front Street West, Toronto, Ontario

Located in the heart of downtown Toronto, The Fairmont Royal York is one of Canada's largest and most famous hotels. Completed in 1929 and expanded in 1956, the hotel has long been a focal point of the sophisticated life of Canada's largest city. Over the past decade, the hotel has been modernized and restored to its original grandeur through a capital expenditure program totalling over $100 million. The elegant hotel boasts 1,365 guest rooms, 69,000 square feet of function space in 39 meeting rooms, a state-of-the-art business centre and a health club with an indoor pool. An executive meeting centre including eight meeting rooms was completed in 1997. Major renovations to the main lobby and the creation of the new signature restaurant and lobby bar, Epic, were completed in May 2001 at a total cost of $4.4 million. In addition, the hotel's mezzanine meeting facilities were recently upgraded. The Fairmont Royal York is now set to begin a new rooms upgrade cycle. Mock-up rooms will be designed in 2002 to identify requirements.

Delta Toronto East – 2035 Kennedy Road, Toronto, Ontario

Located along Highway 401, Delta Toronto East is only 20 minutes from downtown and just 20 minutes from Pearson International Airport. The Delta Toronto East has a total of 368 guestrooms, and over 22,000 square feet of function space in 23 meeting rooms. Facilities include a business centre, a health club and indoor pool with a giant waterslide. In 1998, the Delta Toronto East upgraded its guestrooms and converted some rooms into a Signature Club floor at a total cost of $1.2 million.

Four Points Hotel Toronto Airport – 5444 Dixie Road, Mississauga, Ontario

Located at Dixie Road and Highway 401, Four Points Hotel Toronto Airport is only minutes from Pearson International Airport. The 296-room hotel offers over 14,100 square feet of function space in 25 meeting rooms, a business centre and a health club with indoor pool. The hotel is managed by Delta under a 10-year franchise agreement with Sheraton, expiring in 2008.

Fairmont Château Laurier –1 Rideau Street, Ottawa, Ontario

Located along the eastern boundary of Parliament Hill, Fairmont Château Laurier has been a centre of activity in the national capital since it opened in 1912. The hotel is one of Ottawa's landmarks, constructed of limestone, granite and marble in a distinctive French chateau style, and topped with a copper roof. The 429-room hotel is perfectly located for both business and leisure travel, situated close to the National Art Gallery, the Ottawa Congress Centre and the National Arts Centre, and just minutes from key government and business offices. Facilities include 16 meeting rooms with over 36,400 square feet of function space, a business centre and a health club with an indoor pool.

Delta Ottawa Hotel and Suites – 361 Queen Street, Ottawa, Ontario

The Delta Ottawa Hotel and Suites is located in the heart of Ottawa's business district, just a few blocks away from Constitution Square, World Exchange Plaza, the Supreme Court and Parliament. The Delta Ottawa has a total of 328 guestrooms, and 12,000 square feet of function space in its 14 meeting rooms. Facilities include a full service business lounge with boardroom and a health club complete with a 115-foot, 2-storey indoor waterslide and indoor pool. The term of the lease of the property on which the hotel is situated, including a renewal term under an option exercisable by the Trust, expires in 2016.

Fairmont The Queen Elizabeth – 900 René Lévesque Blvd. W., Montreal, Quebec

The 1,050-room hotel is located in the heart of Montreal's central business district and offers convenient access to prime shopping areas, McGill University, the Palais des Congres, and Old Montreal. Fairmont The Queen Elizabeth was designed to host meetings and conventions and offers more than 52,600 square feet of function space, in 31 meeting rooms. Other facilities include a business centre and a health club with an indoor pool. The hotel completed the first of three phases of its guestroom and corridor renovation program and began phase two late in 2001.

Delta Centre-Ville – 777 University Street, Montreal, Quebec

The Delta Centre-Ville is located in downtown Montreal, only steps away from historic Old Montreal. This 711-room hotel is physically linked to The Montreal Exchange and is adjacent to the World Trade Centre and the Montreal Convention Centre. The Delta Centre-Ville's 18 meeting rooms offer over 22,600 square feet of function space. Other facilities include a health club with an indoor pool and Business Class service. Since its acquisition in 1998, the hotel has been refurbishing guestrooms and public areas. In 2001, the hotel completed the renovation of five floors of guestrooms and the front entrance canopy.

Fairmont Le Château Frontenac – 1 rue des Carrières, Quebec City, Quebec

Built in 1893 overlooking the St. Lawrence River, the 617-room Fairmont Le Château Frontenac is located in the heart of old Quebec City and is the city's number one landmark, reputed to be the most photographed hotel in the world. It offers 14 meeting rooms providing

over 22,000 square feet of function space. In addition, Fairmont Le Château Frontenac has business services and a health club with an indoor pool. Eleven new guestrooms and another Fairmont Gold floor were recently completed at an approximate cost of $3 million.

Delta Beauséjour – 750 Main Street, Moncton, New Brunswick

A 310-room hotel located in the centre of Moncton, Delta Beauséjour is a major business centre and comfortable retreat for travellers in the Maritime region. In 1996, the Delta Beauséjour started several renovation projects which included the expansion of its convention facilities, the renovation of its bedrooms and restaurant as well as the enclosure of the pool and the addition of an exercise facility. In addition, the hotel has a business centre and 15 meeting rooms with more than 24,000 square feet of function space. The lease of the hotel and the property on which it is situated expires in 2007. The lease contains a five-year renewal option in favour of the lessee.

Delta Prince Edward – 18 Queen Street, Charlottetown, Prince Edward Island

Located in the centre of Charlottetown's waterfront, the 211-room, 10-storey hotel offers a wide range of facilities, including its own marina and waterfront park. The Delta Prince Edward's facilities also include 13 meeting rooms with over 25,000 square feet of function space, a business centre and a health club with an indoor pool.

Delta Halifax – 1990 Barrington Street, Halifax, Nova Scotia

Situated in the downtown Scotia Square complex, the 296-room Delta Halifax is at the centre of a city that boasts a maritime tradition dating from 1749. The hotel provides convenient access to the World Trade and Convention Centre, the provincial legislature, Halifax harbour and the city's historic properties. Facilities at the Delta Halifax include a business centre, 12 meeting rooms with over 9,000 square feet of function space, and a health club with an indoor pool. The long-term lease of the property on which the hotel is situated expires in 2039.

Delta Barrington – 1875 Barrington Street, Halifax, Nova Scotia

The Delta Barrington is located in the heart of Halifax's business district, adjacent to the restored harbour front and the property is situated across the street from the Delta Halifax. The Delta Barrington has a total of 200 guestrooms and 6,700 square feet of function space in its nine meeting rooms. The hotel also offers a health club with an indoor pool. Starting in 1999, the hotel commenced a complete renovation of its guestrooms, lobby, façade and restaurants. This renovation was completed in 2000 at a total cost of $2.6 million. The leasehold of the property on which the hotel is situated expires in 2009. The lease contains a five-year renewal option.

Property	Year Opened	Guest-rooms	Fairmont Gold/ Signature Club Rooms	Meeting Rooms
The Fairmont Empress, *Victoria, BC*	1908	476	39	5
The Fairmont Hotel Vancouver, *Vancouver, BC*	1939	556	39	14
The Fairmont Waterfront, *Vancouver, BC*	1991	489	47	11
Delta Calgary Airport, *Calgary, AB*	1979	296	–	15
The Fairmont Palliser, *Calgary, AB*	1914	405	48	14
The Fairmont Hotel Macdonald, *Edmonton, AB*	1915	198	–	8
Delta Bessborough, *Saskatoon, SK*	1935	225	37	11
The Fairmont Winnipeg, *Winnipeg, MB*	1970	340	36	10
Delta Winnipeg, *Winnipeg, MB*	1974	392	49	13
The Fairmont Royal York, *Toronto, ON*	1929	1,365	85	39
Delta Toronto East, *Toronto, ON*	1982	368	20	23
Four Points Hotel Toronto Airport, *Mississauga, ON*	1976	296	–	25
Fairmont Château Laurier, *Ottawa, ON*	1912	429	35	16
Delta Ottawa Hotel and Suites, *Ottawa, ON*	1975	328	23	14
Fairmont The Queen Elizabeth, *Montreal, QC*	1958	1,050	79	31
Delta Centre-Ville, *Montreal, QC*	1977	711	128	18
Fairmont Le Château Frontenac, *Quebec City, QC*	1893	617	55	14
Delta Beauséjour, *Moncton, NB*	1972	310	–	15
Delta Barrington, *Halifax, NS*	1980	200	31	9
Delta Halifax, *Halifax, NS*	1974	296	–	12
Delta Prince Edward, *Charlottetown, PEI*	1984	211	–	13

Hotel Operations

The Trust benefits from access to the broad expertise available to it through Fairmont and Delta, which include a full range of corporate services such as global reservations capability, advertising and modern technology. The Hotel Portfolio also benefits from the customer loyalty and service reputation associated with the brand identities of Fairmont and Delta, which collectively have 77 first class and luxury full service hotels and resorts under management, franchise or licence.

Fairmont is North America's largest luxury hotel management company with 38 distinctive city centre and resort hotels in Canada, the United States, Bermuda, Barbados, Mexico and the United Arab Emirates. It has more than 19,000 guestrooms and approximately 22,000

employees under management. Fairmont provides hotel management services to the Trust's 10 luxury hotels – which represent approximately 68% of the Hotel Portfolio's revenues.

Delta manages and franchises a diverse portfolio of 39 urban, airport and resort properties in Canada, representing approximately 11,400 rooms which are serviced by approximately 8,000 employees. Delta provides hotel management services for the Trust's 11 first class hotels.

Fairmont and Delta, either directly or through their affiliate, CPHMC, conduct hotel operations in the Hotel Portfolio with a staff of approximately 8,200 experienced service, operating, maintenance, supervisory and support employees. These employees are employed by the Operator and work under the direction and control of the general managers in each hotel. The responsibilities under each Management Agreement include ensuring the efficient management and administration of the hotel, providing central reservations, sales, marketing, public relations, group purchasing and human resources services, ensuring compliance with all labour regulations, licensing restrictions and other regulatory requirements and supervising or performing the cash management, accounting and financial reporting functions for each hotel.

The Management Agreements also provide for the preparation of annual budgets, which include a capital expenditure plan, a marketing plan and other operating plans, for submission to the Operator for approval, and for a capital replacement reserve of between 4% and 5% of total revenues.

CPHMC, Fairmont and Delta receive a base management fee of 2% to3% of gross revenues and are also entitled to earn annual incentive fees based on the profitability of each hotel in the Hotel Portfolio. Additionally, as it relates to the Initial Portfolio, CPHMC is entitled to an incentive fee based on the overall profitability of the Initial Portfolio. CPHMC, Fairmont and Delta are also paid cost-recovery charges for centralized services such as central reservations, sales and marketing, central procurement, accounting, management information, employee training and other services. Such charges are based on cost and are consistent with the corresponding cost-recovery charges applied by Fairmont and Delta to other properties they manage for third parties.

The Management Agreements for the Initial Portfolio have initial terms of 50 years and renewal periods of 25 years each, exercisable at the option of CPHMC. The Management Agreements serviced directly by Delta have 10-year terms. With respect to both the Fairmont Empress and Fairmont Le Château Frontenac, the Fairmont Management Agreements have initial terms of 25 years, and five renewal periods, each for 25 years. The Fairmont Management Agreement for The Fairmont Winnipeg expires in 2006. The Trust believes that the management arrangements described above will enable the Operator to conduct the day-to-day operations of each hotel maintaining the high standards of service and efficiency established by both Fairmont and Delta.

COMPETITION

The hotel business is highly competitive. The Trust's hotels compete not only in their local markets against similar classes of hotels, but compete nationally and internationally against limited and full service hotels. Competitive factors in the hotel industry include room rates, quality of accommodations, name recognition, service levels and convenience of location. Demographic, geographic or other changes in the markets in which hotels owned by the Trust are located may affect the operations of these hotels.

The industry is also subject to changes in general and local economic conditions, seasonal variations in cash flow, overbuilding, varying demand levels for rooms and related services, changes in the availability and cost of labour, currency fluctuations, changes in travel patterns and trends, technology and service requirements. Furthermore, new or existing competitors could significantly reduce room rates or offer greater conveniences, services or amenities or significantly expand or improve facilities in the markets in which the Trust's hotels compete.

The Trust has a competitive advantage given its unique collection of business hotels, managed by recognized leaders in the Canadian and North American markets. Many of the Trust's hotels are irreplaceable landmarks located on prime real estate such as The Fairmont Hotel Vancouver and The Fairmont Royal York, while others, such as The Fairmont Empress, the Fairmont Château Laurier and Fairmont Le Château Frontenac are focal points for tourism in their cities and provinces. The number of competitors able to offer these characteristics is somewhat limited, due to building restrictions or the availability of similar real estate.

The Trust reserves between 4% and 5% of its gross revenues for maintenance capital expenditures, both in accordance with its management contracts and in order to maintain the quality of its hotels so that they continue to attract a discerning clientele. In 2001, approximately $40.6 million was spent on upgrade and maintenance capital projects. Additionally, $19.6 million was spent on revenue enhancing projects. These capital expenditures exceeded the capital replacement reserve by approximately $33.1 million. Projects included construction of a full service spa at The Fairmont Empress, renovations to the ballroom and seven floors of guestrooms at The Fairmont Winnipeg, guestroom renovations at Fairmont The Queen Elizabeth, renovations to the mezzanine level, lobby, meeting rooms and signature restaurant at The Fairmont Royal York, and a major renovation program including guestrooms, meeting rooms, lobby, restaurant and lounge at the Delta Winnipeg.

Both Fairmont and Delta are leaders in their respective hotel markets. Delta is the largest operator of first class hotels in Canada and maintains the largest national sales organization in its market segment. Fairmont is the largest luxury hotel management company in North America and is supported by a network of sales professionals in Canada, the U.S. the U.K. and Germany.

Environmental Protection

It is the Trust's operating policy to obtain a Phase I assessment, conducted by an independent and experienced environmental consultant, prior to acquiring any property. Phase I assessments typically involve site visits by qualified environmental consultants, with a view to identifying visually obvious concerns such as surface staining and evidence of underground storage tanks. Phase I assessments also include reviews of title, fire department records and statutory compliance. Where warranted, a Phase II assessment may be recommended by the environmental consultants. A Phase II investigation typically involves physical testing (for example, of soil and groundwater) to determine whether remedial or corrective steps are required.

Phase II assessments were recommended by the environmental consultants at the time of the Trust's acquisition of the Initial Portfolio at The Fairmont Palliser, The Fairmont Hotel Vancouver and The Fairmont Royal York. The need for a Phase II assessment at The Fairmont Palliser was eliminated during construction of the Railway Car Pavilion built adjacent to The Fairmont Palliser by Canadian Pacific Railway, when no noted environmental issues were discovered. The Phase II assessments at The Fairmont Hotel Vancouver and at The Fairmont Royal York were completed during 2000, and the costs involved in remediation work was charged against the reserve provided to the Trust by FHR at the time of the purchase of the Initial Portfolio.

A Phase I environmental assessment carried out in September 2000 at The Fairmont Empress recommended a Phase II assessment be conducted in view of certain environmental concerns existing adjacent to the property. The February 2002 report of the Phase II assessment concluded that groundwater samples and a site-specific risk assessment for portions of the land may be required. It is the opinion of management that any environmental remediation work that is necessary at The Fairmont Empress pursuant to the Phase II report will not involve material expenditures by the Trust.

Each year, all of the Trust's hotels complete a questionnaire designed to pinpoint any environmental concerns. No significant issues were identified in any property as a result of the 2001 environmental questionnaire. Environmental compliance programs are in place at all of the Trust's hotels.

The Trust intends to continue to monitor and address environmental matters and has a comprehensive environmental management program to ensure related risks are minimized.

International Exposure

The Trust's hotels draw approximately 35% of their clientele from all parts of the world, particularly from the U.S. with respect to its city centre locations, as well as tourists from Asia and Europe. Accordingly, the Trust has been impacted by the reduction in travel for both business and leisure which occurred in the latter part of 2001 as a result of the tragic events of September in the U.S. The Trust believes, however, that its revenues have been less

severely affected than other lodging companies as all of its hotels are located in Canada, which is still seen as a safe destination.

HUMAN RESOURCES

The Trust, through its Operator, currently employs approximately 8,200 employees (including full-time and part-time employees) located at its 21 hotels. Both Fairmont and Delta have programs dedicated to employee selection, training, development and recognition. Each company has established these programs to attract the best talent and create employee commitment and loyalty. The Trust benefits from the strong service-based culture among its employees which helps provide consistent, personalized service of an exceptional standard.

Union Negotiations

Approximately 5,300 of the Trust's employees are unionized. The Operator is a party to 20 collective bargaining agreements with 10 different unions, which agreements have staggered expiry dates. In 2001, five contracts expired, four of which have been negotiated at prevailing market rates. Negotiations continue on a new collective agreement at the remaining hotel. Nine contracts expire in 2002, two of which are under discussion and one has been settled. Although the Operator cannot predict the outcome of negotiations, it is confident that its favourable relationships with its employees in conjunction the programs maintained by Fairmont and Delta will contribute to successfully completing new contracts with these bargaining units.

LITIGATION

The Trust, the Operator, Fairmont and Delta are, from time to time, involved in litigation in the ordinary course of their businesses. The Trust maintains liability insurance that it considers adequate to insure claims related to usual risks associated with the operation of hotels.

DESCRIPTION OF UNITS, VOTING CERTIFICATES AND DECLARATION OF TRUST

GENERAL

Certain amendments were required to be made to the Declaration of Trust to effect the Empress/Frontenac Acquisitions. Unitholder approval was sought and obtained at a special meeting of Unitholders held on December 4, 2000 to create the Voting Certificates, as well as to remove certain of the restrictions on the Trust's ability to enter into joint venture agreements (see "Investment Restrictions and Operating Policies – Investment Restrictions").

UNITS

The beneficial interests in the Trust are divided into a single class of Units. The aggregate number of Units which the Trust may issue is unlimited. There are 69,187,011 Units

currently issued and outstanding. A further 4,748,724 Units are issuable on exercise of options which may be granted from time to time under the Unit Option Plan. Each Unit represents a Unitholder's proportionate undivided beneficial interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

Each Unit confers the right to one vote at any meeting of Unitholders and to participate pro rata in any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. Units are issued in registered form to The Canadian Depository for Securities Limited and are transferable. Issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees without Unitholder approval. No fractional Units will be issued.

VOTING CERTIFICATES

Voting Certificates do not have nor will they be entitled to any beneficial interest in the Trust and are not Units of the Trust. Voting Certificates are personal property. Voting Certificates will rank among themselves equally and rateably without discrimination, preference or priority. Holders of Voting Certificates shall be entitled to attend and vote at all meetings of holders of Units, where the holders of Voting Certificates will have one vote for each Voting Certificate held. Voting Certificates and Units shall be aggregated to establish a quorum, a particular majority, or other numbers of votes required for the conduct of business at meetings of holders of Units, or matters requiring the approval of the holders of Units.

Voting Certificates may only be transferred if, coincident with the transfer of the Voting Certificates, an equal number of Exchangeable Shares (see "Description of the Business – Empress/Frontenac Acquisitions – Structure of the Acquisitions") is also transferred to the transferee. There are currently 14.7 million Voting Certificates issued and outstanding.

PURCHASE OF UNITS

The Trust may purchase Units in accordance with the applicable securities legislation and the rules prescribed under stock exchange or regulatory policies. Any such purchases constitute an issuer bid under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements. A Unitholder does not have the right at any time to require the Trust to purchase such Unitholder's Units.

ISSUANCE OF UNITS

The Trust may issue additional Units from time to time. Unitholders do not have any pre-emptive rights whereby additional Units proposed to be issued are first offered to existing Unitholders. Up to 14.7 million Units are issuable upon the exchange of the Exchangeable Shares (see "Description of the Business – Empress/Frontenac Acquisitions – Structure of the Acquisitions"). In addition to Units which may be issued pursuant to the exchange of the Exchangeable Shares and the Unit Option Plan, new Units may be issued for cash through public offerings, through rights offerings to existing Unitholders (in which holders of Units

and Voting Certificates receive rights to subscribe for new Units in proportion to their existing holdings of the Units or Voting Certificates, which rights may be exercised or sold to other investors), or through private placements (offerings to specific investors that are not made generally available to the public or existing Unitholders). In certain instances, the Trust may also issue additional Units as consideration for the acquisition of new properties or assets. The price or the value of the consideration for which Units may be issued will be determined by the Trustees, in accordance with the operating policies as described below in "Investment Restrictions and Operating Policies – Operating Policies", generally in consultation with investment dealers or brokers who may act as underwriters or agents in connection with offerings of Units.

MEETINGS OF HOLDERS OF UNITS AND VOTING CERTIFICATES

Meetings of Unitholders and holders of Voting Certificates must be called and held for the election or removal of Independent Trustees, the appointment or removal of the auditors of the Trust, the approval of amendments to the Declaration of Trust (except as described under "Amendments to Declaration of Trust"), the sale or transfer of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the Trust as approved by the Trustees), and the termination of the Trust.

Meetings of holders of Units and Voting Certificates are held annually for the election of the Independent Trustees and the appointment of the auditors of the Trust. A meeting of holders of Units and Voting Certificates may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Units and Voting Certificates then outstanding by a written request. Such request must state in reasonable detail the matters proposed to be addressed at the meeting. Holders of Units and Voting Certificates have the right to obtain a list of Unitholders and holders of Voting Certificates to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the *Canada Business Corporations Act*. Holders of Units and Voting Certificates may attend and vote at all meetings of holders of Units and Voting Certificates either in person or by proxy, and a proxy need not be a Unitholder or a holder of Voting Certificates.

LIMITATION ON NON-RESIDENT OWNERSHIP

At no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49% of the aggregate of Units and Voting Certificates. The Trust may require declarations as to the jurisdictions in which beneficial owners of Units or holders of Voting Certificates are resident. If the Trustees determine that more than 49% of the aggregate of Units and Voting Certificates are held by non-residents, the Trustees may send a notice to non-resident holders of Units and Voting Certificates, requiring them to sell all or a portion of their Units or Voting Certificates within a specified period of not less than 60 days. If the holders of Units and Voting Certificates receiving such a notice have not sold the specified number of Units or Voting Certificates or provided the Trust with satisfactory evidence that they are not non-residents within the designated period, the Trust will sell these Units or Voting Certificates on behalf of such Unitholders or holders of Voting Certificates.

Upon the completion of the sale of the Units or Voting Certificates, the affected holders will cease to be holders of Units or Voting Certificates and their rights shall be limited to receiving the net proceeds of sale.

PROHIBITIONS AGAINST OWNERSHIP BY CERTAIN U.S. RETIREMENT PLANS

The Declaration of Trust prohibits the following entities from purchasing or otherwise acquiring or holding, directly or indirectly, beneficial ownership of any Units or Voting Certificates at any time:

(a) any "employee benefit plan", as defined in Section 3 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is subject to Title I of ERISA;

(b) any "plan", as defined in and subject to Section 4975 of the United States Internal Revenue Code of 1986, as amended (the "U.S. Tax Code"); and

(c) any other entity which may be deemed (pursuant to ERISA, regulations of the United States Department of Labor or otherwise) to hold at any time assets of any such "employee benefit plan" or "plan" (collectively, "U.S. Retirement Plans").

If the Trustees determine that a U.S. Retirement Plan has purchased or acquired or is otherwise holding Units or Voting Certificates, the Trustees may require the U.S. Retirement Plan to sell these Units or Voting Certificates. Each purchaser or other acquirer of Units or Voting Certificates (including any subsequent purchaser or other acquirer) will be deemed to have:

(a) represented to the Trust and FHR that neither its acquisition nor holding of such securities violates the foregoing prohibitions; and

(b) agreed to indemnify the Trust and FHR and their respective Trustees, directors, employees and affiliates (including their respective successors and assigns) against any loss, cost or damage caused by any breach by such purchaser or other acquirer of the foregoing prohibitions and representation.

Such prohibitions, representation and indemnity are collectively referred to herein as the "U.S. Retirement Plan Restrictions".

The Declaration of Trust also provides that if the Trust makes a public announcement that the Trustees believe that the U.S. Retirement Plans Restrictions are not then in the best interests of the Trust, the U.S. Retirement Plans Restrictions will thereafter be immediately suspended until such time as the Trustees reinstate the U.S. Retirement Plans Restrictions by causing the Trust to issue a public announcement of such reinstatement. The Trust is continuing to evaluate alternatives for suspending the U.S. Retirement Plans Restrictions.

INFORMATION AND REPORTS

The Trust will furnish to holders of Units and Voting Certificates financial statements (including quarterly and annual financial statements) and other reports as are required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each annual and special meeting of holders of Units and Voting Certificates, the Trustees will provide the holders of Units and Voting Certificates (along with notice of such meeting) information similar to that required to be provided to shareholders of a public corporation governed by the *Canada Business Corporations Act*.

TAKE-OVER BIDS

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for Units within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the offer either, at the election of such Unitholders, on the terms offered by the offeror or at the fair value of such Unitholders' Units determined in accordance with the procedures set out in the Declaration of Trust.

TERM OF THE TRUST AND SALE OF SUBSTANTIALLY ALL ASSETS

The Trust has been established for an indefinite term. Pursuant to the Declaration of Trust, termination of the Trust or the sale or transfer of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the Trust as approved by the Trustees) requires approval by at least two-thirds of the votes cast at a meeting of the holders of Units and Voting Certificates.

AMENDMENTS TO THE DECLARATION OF TRUST

The Declaration of Trust may be amended or altered from time to time. Certain amendments (including termination of the Trust) require approval by at least two-thirds of the votes cast at a meeting of the holders of Units and Voting Certificates called for this purpose. Other amendments to the Declaration of Trust require approval by a majority of the votes cast at a meeting of the holders of Units and Voting Certificates called for such purpose.

The Trustees may, without approval of the holders of Units and Voting Certificates, make certain amendments to the Declaration of Trust, including amendments:

- for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, its status as a "mutual fund trust" and a "registered investment" under the Tax Act, or the distribution of Units;

- which, in the opinion of the Trustees, provide additional protection for the holders of Units and Voting Certificates;

- to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections that are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the holders of Units and Voting Certificates;

- which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or to prevent the assets of the Trust from being subject to certain provisions of ERISA or Section 4975 of the *U.S. Tax Code*; and

- for any purpose (except one in respect of which a vote of holders of Units and Voting Certificates is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to holders of Units and Voting Certificates and is necessary or desirable.

POTENTIAL CONFLICTS OF INTEREST

The Declaration of Trust contains conflict of interest provisions requiring Trustees to disclose material interests in material contracts and transactions.

The Trust may be subject to various conflicts of interest because of the fact that FHR and its directors, officers and associates, as well as the Trustees, are engaged in a wide range of real estate, hotel development and management and other business activities. The Trust has entered into the strategic alliance agreement which addresses certain potential conflicts of interest.

The Trustees and associates or affiliates of FHR may also deal with persons, firms, institutions or corporations with which the Trust may be dealing, or which may be seeking investments similar to those desired by the Trust. The interests of these persons could conflict with those of the Trust. In addition, from time to time, these persons may be competing with the Trust for available investment opportunities.

Any decisions regarding the enforcement by the Trust of the terms of any agreement entered into by the Trust with a Trustee who is not an Independent Trustee, or with FHR or one of its affiliates, or with an associate of a non-Independent Trustee or FHR must be made by a majority of the Independent Trustees. The non-Independent Trustees may attempt to influence the Independent Trustees in this regard.

DISTRIBUTION POLICY

The following outlines the distribution policy of the Trust as contained in the Declaration of Trust. The distribution policy may be amended only with the approval of a majority of the votes cast at a meeting of Unitholders.

GENERAL

The Trust will distribute to Unitholders quarterly, on or about the 20th day following the end of each quarter other than January 20 and on or about December 31 in each calendar year (a "Distribution Date"), not less than one-quarter of 85% of the estimated Distributable Income of the Trust on an annualized basis. Distributable Income is the income of the Trust determined in accordance with the Tax Act, adjusted and calculated pursuant to the provisions of the Declaration of Trust. Unitholders will also be entitled to receive a distribution on December 31 of each year of:

(a) the net realized capital gains of the Trust and the net recapture income of the Trust for the year then ended; and

(b) any excess of the income of the Trust for the purposes of the Tax Act (computed without regard to subsection 104(6) of the Tax Act) over distributions otherwise made for that year.

Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the Trustees' estimates for the prior periods. If the Trustees anticipate a cash shortfall or determine that it would be in the best interests of the Trust, they may reduce for any period the percentage of Distributable Income to be distributed to Unitholders.

Distributions will be made in cash, except that in the event that taxable income of the Trust (computed without regard to subsection 104(6) of the Tax Act) exceeds its Distributable Income, distributions may be in the form of additional Units.

TAX DEFERRAL ON DISTRIBUTIONS

To date, a portion of the distributions made by the Trust to Unitholders were tax deferred by reason of the Trust's ability to claim capital cost allowance and certain other deductions. The adjusted cost base of Units held by a Unitholder will generally be reduced by the non-taxable portion of distributions made to the Unitholder (other than the non-taxable portion of certain capital gains). A Unitholder will generally realize a capital gain to the extent that the adjusted cost base of the Unitholder's Units would otherwise be a negative amount.

INVESTMENT RESTRICTIONS AND OPERATING POLICIES

The Declaration of Trust contains investment restrictions and operating policies which govern the activities and management of the Trust. In addition, the Trustees, with the advice and assistance of CPHMC, establish at least annually the Trust's operating plan and investment guidelines, taking into account both its financial position and current market conditions for investment in hotel properties.

For the purpose of the following investment restrictions and operating policies, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the

Trust are deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the following to investments in real property are deemed to include an investment in a joint venture.

INVESTMENT RESTRICTIONS

The assets of the Trust may be invested only in accordance with the following investment restrictions:

(a) the Trust's activities are limited to the direct or indirect ownership (but not the operation) of hotels primarily in Canada and such other investments and activities in the hotel field as are consistent with the other investment guidelines of the Trust and approved by a majority of the Trustees from time to time;

(b) all of the Trust's hotel and other investments must be leased to a qualified operator;

(c) the Trust must not make any investment or take any action that would result in Units not being units of a "mutual fund trust" within the meaning of the Tax Act, that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans, that would result in the Trust being liable under the Tax Act to pay tax as a result of holdings by the Trust of foreign property as defined in the Tax Act, or that would result in Units being foreign property for the purpose of the Tax Act;

(d) the Trust may invest in a joint venture arrangement (but not a partnership) only if:

    (i) the arrangement is one where the Trust holds an interest in real property jointly or in common with others ("joint venturers") either directly or through the ownership of securities of a corporation or other entity (a "joint venture entity") as co-owner and not as partners;

    (ii) the joint venture arrangement provides an appropriate buy-sell mechanism to enable a joint venturer to purchase the other joint venturer's interests or to sell its interest; and

    (iii) the joint venture arrangement permits, but does not require, the Trust or its designee to participate fully in the management thereof;

(e) except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of a province of Canada, short-term government debt securities, some or all of the receivables under an instalment receipt agreement or in money market instruments of, or guaranteed by, a Schedule I Canadian chartered bank, in each case maturing prior to one year from the date of purchase of these securities by the Trust, the Trust may not hold securities other than securities of any other entity formed to operate one or more hotel properties or of a joint venture entity or of an entity wholly owned by the Trust;

(f) the Trust must not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property;

(g) other than investments in hotels which are consistent with the other investment restrictions and guidelines of the Trust and approved by a majority of the Trustees from time to time, the Trust must not invest in specialty real estate other than hotel properties (provided each property is leased to a qualified operator), or acquire interests in general partnerships or limited partnerships;

(h) the Trust must not invest directly in raw land for development except for properties adjacent to existing properties of the Trust acquired for the purpose of the renovation or expansion of existing properties;

(i) the Trust may invest in mortgages and mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) where:

   (i) the real property which is security therefor is a property which otherwise meets the investment restrictions and guidelines of the Trust adopted by the Trustees from time to time in accordance with the Declaration of Trust and the restrictions set out therein;

   (ii) the amount of the mortgage loan is not in excess of 75% of the value of the property securing the mortgage;

   (iii) the mortgage is a first mortgage registered on the title to the real property which is security therefor; and

   (iv) the aggregate value of the investments of the Trust in mortgages and mortgage bonds, after giving effect to the proposed investment, will not exceed 20% of Adjusted Unitholders' Equity;

(j) the Trust may invest in mortgages and mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) if the sole intention is to use the acquisition of the mortgages as a method of acquiring control of a property or a portfolio of properties and such property or properties would otherwise meet the investment guidelines of the Trust and provided the aggregate value of the investments of the Trust in mortgages and mortgage bonds (including the mortgages and mortgage bonds referred to under (i) above), after giving effect to the proposed investment, will not exceed 20% of Adjusted Unitholders' Equity; and

(k) the Trust may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a mortgage on such property) up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with paragraphs (a), (e), (h) and (i) above.

OPERATING POLICIES

The Declaration of Trust provides that the operations and affairs of the Trust will be conducted in accordance with the following policies:

(a) the Trust must not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes with the term "hedging" having the meaning given to it under National Policy No. 39 adopted by the Canadian Securities Administrators, as amended from time to time;

(b) (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage; and

(ii) to the extent that the Trustees determine to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, any written instrument which is, in the judgment of the Trustees, a material obligation, must contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort will not be had to, nor will recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier or agents of the Trust, but that only property of the Trust or a specific portion thereof will be bound, provided that the Trust will not be required, but will use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property;

(c) except as permitted under paragraphs (h) and (k) under the heading "Investment Restrictions and Operating Policies – Investment Restrictions", the Trust must not engage in construction or development of real property except as necessary to maintain its real property in good repair or to enhance the income-producing ability of properties in which the Trust has an interest;

(d) title to each real property shall be held by and registered in the name of:

(i) the Trust;

(ii) the Trustees; or

(iii) in the name of a corporation or other entity which:

(A) is wholly-owned by the Trust;
(B) is owned jointly by the Trust with joint venturers; or
(C) all the voting shares of which are held directly or indirectly by the Trust;

(e) the Trust must not incur or assume any indebtedness under a mortgage unless, at the date of the proposed assumption or incurring of the indebtedness, the aggregate of the amount of all indebtedness secured on such real property and the amount of additional indebtedness proposed to be assumed or incurred does not exceed 75% of the fair market value of such real property;

(f) the Trust must not incur or assume any indebtedness if, on a proforma basis after giving effect to the incurrence or assumption of such indebtedness, as described below under paragraph (m), the total indebtedness of the Trust, on a consolidated basis, would exceed 50% of the Trust's asset base;

(g) the Trust must not directly or indirectly guarantee any indebtedness or liabilities of any kind of a third party except indebtedness assumed or incurred under a mortgage by a corporation or other entity wholly owned by the Trust or owned jointly by the Trust with joint venturers and operated solely for the purpose of holding a particular property or properties where the mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions set out under the heading "Investment Restrictions and Operating Policies – Investment Restrictions", and, where the mortgage is granted by a joint venture entity and such mortgage is subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the Trust is limited strictly to the proportion of the mortgage loan equal to the Trust's proportionate ownership interest in the joint venture entity;

(h) the Trust must obtain an independent valuation and engineering inspection of each property that it intends to acquire;

(i) the Trust must obtain and maintain at all times insurance coverage in respect of potential liabilities of the Trust and the accidental loss of value of the assets of the Trust from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties;

(j) the Trust must conduct a Phase I environmental audit of each real property to be acquired by it and, if the Phase I environmental audit report recommends a Phase II environmental audit be conducted, the Trust must conduct a Phase II environmental audit, in each case by an independent and experienced environmental consultant and, as a condition to any acquisition, the audit must be satisfactory to the Trustees;

(k) the Trust must not issue additional Units unless the Trustees consider such issuances not to be dilutive to ensuing annual distributions of Distributable Income to existing Unitholders;

(l) at no time can indebtedness, calculated on a proforma basis as described below under paragraph (m), aggregating more than 15% of the Trust's asset base (other than trade

payables, accrued expenses and distributions payable) be at floating interest rates or have maturities of less than one year, not including that portion of long-term debt falling due in the next 12 months; and

(m) for the purpose of the policies set out in paragraphs (f) and (l) above, calculations will be done on a proforma basis as at the date of the Trust's most recently published balance sheet giving effect to the incurrence of indebtedness to be incurred and the application of proceeds therefrom and to any other event that has increased or decreased indebtedness or the asset base since that date to the date of the calculation.

AMENDMENTS TO INVESTMENT RESTRICTIONS AND OPERATING POLICIES

Pursuant to the Declaration of Trust, all of the investment restrictions set out under the heading "Investment Restrictions and Operating Policies – Investment Restrictions" and the operating policies contained in subparagraphs (c), (f), (g), (h), and (i) under the heading "Investment Restrictions and Operating Policies – Operating Policies" may be amended only with the approval of two-thirds of the votes cast by holders of Units and Voting Certificates of the Trust at a meeting of holders of Units and Voting Certificates called for such purpose. The remaining operating policies may be amended with the approval of a majority of the votes cast by holders of Units and Voting Certificates at a meeting called for this purpose.

SELECTED FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(in thousands of dollars except per Unit amounts)	2001	2000	1999
Number of hotels/rooms	21/9,558	19/8,500	17/7,747
Operating revenues	$ 606,789	$ 501,731	$ 441,936
Operating income from hotel operations	140,234	121,678	106,836
Operating income	99,085	92,136	82,667
Net income	53,732	62,935	58,694
Total assets	1,541,861	1,137,011	1,065,847
Total long-term debt [(1)]	681,825	332,545	407,761
Basic earnings per Unit	$0.66	$1.01	$0.99
Distributions per Unit	$0.87	$0.98	$0.89

Note:

(1) Includes $100,000 maturing in November 2002.

	2001				2000			
	Dec.31	Sep.30	Jun.30	Mar.31	Dec.31	Sep.30	Jun.30	Mar.31
Operating Revenues	$143,716	$175,047	$170,303	$117,723	$125,187	$146,085	$135,841	$94,618
Operating income from hotel operations	27,503	55,667	45,700	11,364	25,289	47,983	37,915	10,491
Operating income	17,850	43,708	35,522	2,005	17,501	40,641	30,611	3,383
Net income (loss)	8,329	30,955	22,938	(8,490)	9,823	33,345	23,503	(3,736)
Basic earnings (loss) per Unit	0.10	0.38	0.28	(0.11)	0.15	0.53	0.40	(0.06)
Distributions per Unit	0.185	0.185	0.250	0.250	0.250	0.250	0.250	0.230

OPERATING STATISTICS

The occupancy rate is a key measure of the balance between room demand and supply, and represents the proportion of the hotel rooms available in any given period (available room nights) that were actually occupied by guests (occupied room nights). In addition, a hotel's food and beverage revenues and operating costs tend to be strongly influenced by the number of overnight guests that the hotel is accommodating at any given time.

The average room revenue or average daily rate ("ADR") generated per occupied room (or guest-nights) is influenced by the competitive environment prevailing in a particular market, as well as the location, stature and condition of the hotel property, and the hotel's brand image, quality of service and management.

The revenue generated per available room ("RevPAR") is a key measure of operating performance. This measure takes into account both the average room rate and the occupancy level achieved by the hotel, and is influenced by both general market conditions and a particular hotel's market positioning and reputation.

	Occupancy		ADR		RevPAR	
	2001	2000	2001	2000	2001	2000
Fairmont	67.3%	71.0%	$183.77	$178.22	$123.71	$126.52
Delta	67.3%	68.9%	$122.34	$119.65	$ 82.33	$ 82.37
Total	67.3%	70.2%	$160.41	$156.31	$107.97	$109.69

Statistics are at December 31, 2001 and 2000. The statistics for 2000 have been adjusted to include the two acquisitions made in 2000 for the full year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

A discussion of the Trust's operating results for the year ended December 31, 2001 may be found at pages 13 through 18 of the Trust's 2001 Annual Report in the section entitled "Management's Discussion and Analysis", which section is incorporated herein by reference.

OPERATING RISKS

There are certain risks inherent in an investment in the Units and in the activities of the Trust, including the following, which investors should carefully consider before investing in Units.

MARKET INFLUENCES

One of the factors that may influence the market price of the Units is the annual yield on the Units. Accordingly, an increase in market interest rates may lead purchasers of Units to demand a higher annual yield which could adversely affect the market price of the Units. In addition, the market price for the Units may be affected by changes in general market conditions, fluctuations in the markets for equity securities and numerous other factors beyond the control of the Trust.

REAL PROPERTY OWNERSHIP

All real property investments are subject to elements of risk. Such investments are affected by general economic conditions, local real estate markets and various other factors. Certain significant expenditures, including property taxes, maintenance costs, debt repayments, insurance costs and related charges must be made throughout the period of ownership of real property regardless of whether the property is producing any income.

Real property investments tend to be relatively liquid, with the degree of liquidity generally fluctuating in relationship with demand for and the perceived desirability of such investments. Such liquidity may tend to limit the Trust's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Trust were to be required to liquidate its real property investments, the proceeds to the Trust might be significantly less than the aggregate carrying value of its properties.

The Trust is also subject to the risks associated with debt financing, including the risk that any indebtedness may not be able to be refinanced or that the terms of such refinancing may not be as favourable as the terms of existing indebtedness.

THE HOTEL INDUSTRY

Ownership of the hotels and the Operator subjects the Trust to the operating risks inherent in the hotel industry. These risks arise from a wide range of factors, including changes in general and local economic conditions, seasonal variations in cash flow, overbuilding in the hotel industry, varying levels of demand for rooms and related services, fluctuations in the price of equipment and supplies, changes in the availability and cost of labour, competition from other hotels, changes in travel patterns resulting from world events, the recurring need for renovation, refurbishment and improvement of hotel properties, changes in governmental regulations that influence or determine wages, prices and construction and maintenance costs, changes in trends, technology and service requirements in the hotel industry, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate and other taxes and other operating expenses. There can be no assurance that

regulatory compliance, downturns or prolonged adverse conditions in the hotel industry, real estate or capital markets, or national or local economies will not have a material adverse effect on the Trust's results of operations.

ENVIRONMENTAL MATTERS

Environmental and ecological legislation and policies have become increasingly important in recent years. Under various laws, the Trust could become liable for costs of removal or remediation of certain hazardous or toxic substances released on, in or from its properties or disposed of at other locations. Site remediation may be required as a result of private lawsuits or interventions by government regulators through site designations and clean-up orders. The standard of site remediation may vary depending on the use designations of the subject and surrounding lands.

Organizations and persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. The failure to remove or remediate such substances, if any, may adversely affect an owner's ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the owner by private plaintiffs.

It is the Trust's operating policy to obtain a Phase I environmental assessment, conducted by an independent and experienced environmental consultant, prior to acquiring a property. The Trust intends to continue to monitor and address environmental matters and has a comprehensive environmental management program to ensure related risks are minimized.

AVAILABILITY OF CASH FLOW

Because of items such as debt servicing costs and necessary capital expenditures, cash may not be available for distributions. The Trust may be required to use part of its debt capacity or to reduce distributions in order to fund such items.

AVAILABILITY OF GROWTH OPPORTUNITIES

There can be no assurance that the Trust will be able to acquire assets on an accretive basis or that distributions to Unitholders will increase.

UNITHOLDER LIABILITY

The Declaration of Trust provides that no Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier (an "annuitant") will be held to have any personal liability as such, and that no resort will be had to the private property of any Unitholder or annuitant for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust or of the Trustees. Only assets of the Trust are intended to be liable and subject to levy or execution.

The Declaration of Trust further provides that certain written instruments signed by the Trust (including all mortgages and, to the extent the Trustees determine to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, other written instruments creating a material obligation of the Trust) must contain a provision or be subject to an acknowledgment to the effect that such obligation will not be binding upon Unitholders personally or upon any annuitant.

In conducting its affairs, the Trust will be acquiring real property investments subject to existing contractual obligations, including obligations under leases. The Trustees will use all reasonable efforts to have any such obligations modified so as not to have such obligation binding upon any of the Unitholders or annuitants personally. However, the Trust may not be able to obtain such modification in all cases. To the extent that claims are not satisfied by the Trust, there is a risk that a Unitholder or annuitant will be held personally liable for obligations of the Trust where the liability is not disavowed as described above.

Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered by the Trust to be remote as the nature of the Trust's activities will be such that most of its obligations will arise by contract and non-contractual risks are largely insurable. However, the insurance policies maintained by the Trust have exclusions for certain environmental liabilities. In the event that payment of a Trust obligation were to be made by a Unitholder, such Unitholder would be entitled to reimbursement from the available assets of the Trust.

The Trustees will cause the activities of the Trust to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent they determine to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, any material risk of liability on the Unitholders for claims against the Trust. The Trustees will also cause the Trust to carry insurance to the extent that they determine to be possible and reasonable for the benefit of Unitholders and annuitants in such amounts as they consider adequate to cover any foreseeable non-contracted or non-excluded contractual liability.

Relationship with FHR, Fairmont and Delta

As a result of its relationships with FHR, Fairmont and Delta, the Trust receives many benefits. However, the Trust is dependent upon Fairmont and Delta with respect to the administration of the Trust and the operation of the hotels in the Hotel Portfolio as well as hotels subsequently acquired by the Trust.

FHR and its affiliates are entitled to appoint up to three Trustees and certain fundamental matters, including the nomination of Independent Trustees, require the concurrence of at least one of the Trustees appointed by FHR. As a result, FHR has the ability to influence the decision making of the Trust.

The liquidity of the Trust's assets may be constrained by the term of the Management Agreements and the rights of first offer and rights of first refusal contained in the strategic alliance agreement.

CHANGES IN LEGISLATION

There can be no assurance that income tax laws and the treatment of mutual fund trusts will not be changed in a manner which will adversely affect Unitholders. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds.

INVESTMENT ELIGIBILITY

The Trust will endeavour to ensure that the Units continue to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

DILUTION

The number of Units that the Trust is authorized to issue is unlimited. The Trustees have the discretion to issue additional Units in certain circumstances, including under the Unit Option Plan. Any issuance of Units may have a dilutive effect on the purchasers of Units offered hereby. However, the Declaration of Trust prohibits issuance of additional Units if such issuance would be dilutive to ensuing annual distributions to existing Unitholders.

PRICE FLUCTUATION

The market price of the Units is sensitive to a variety of market conditions, including interest rates. A rise in interest rates may result in a decline in the market price of the Units.

MARKET FOR UNITS

The Units are listed on The Toronto Stock Exchange under the trading symbol LGY.UN.

MANAGEMENT OF THE TRUST

TRUSTEES

The operations of the Trust, including its strategy, investments and management, is subject to the direction and control of the Trustees, a majority of whom must be Independent Trustees. Only individuals who have been recommended unanimously by the Nominating Committee can be candidates for election as Independent Trustees. One member of the Nominating Committee must be a non-Independent Trustee.

The Declaration of Trust provides for the election or appointment of seven Trustees. In lieu of voting in respect of the election of Trustees, FHR and its affiliates have the right to appoint two Trustees for so long as they own 20% or more of the Units and the Voting Certificates, and one Trustee for so long as they own 10% or more but less than 20% of the Units and the Voting Certificates. In addition, for so long as FHR and its affiliates continue to manage at least 2,800 hotel rooms on behalf of the Trust, FHR and its affiliates have the right to appoint one additional Trustee.

The Independent Trustees are elected by resolution passed by a majority of the votes cast at a meeting of the holders of Units and Voting Certificates. Trustees elected at an annual meeting will be elected for terms expiring at the close of the subsequent annual meeting and will be eligible for re-election. A vacancy occurring among the Independent Trustees may be filled by resolution of the remaining Trustees or by the holders of Units and Voting Certificates at a meeting of the holders of Units and Voting Certificates. A Trustee elected to fill a vacancy will be elected for the remaining term of the Trustee succeeded.

A majority of the Trustees and the Chairman must be Independent Trustees and a Trustee (other than an appointee of FHR and its affiliates) may be removed with or without cause by two-thirds of the votes cast at a meeting of holders of Units and Voting Certificates or with cause by two-thirds of the remaining Trustees.

The standard of care and duties of the Trustees provided in the Declaration of Trust are similar to those imposed on a director of a corporation governed by the *Canada Business Corporations Act*. Accordingly, each Trustee is required to exercise the powers and discharge the duties of his office honestly, in good faith and in the best interests of the Trust and the holders of Units and Voting Certificates and, in connection therewith, to exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The name, municipality of residence and principal occupation of each Trustee and officer of the Trust are as follows:

Trustees

Name and municipality of residence	Principal occupation	Trustee since:
Chris J. Cahill (2) Oakville, Ontario	President and Chief Operating Officer Fairmont Hotels & Resorts Inc.	September 11, 1997
Bryce W. Douglas (1)(2)(3) Toronto, Ontario	Deputy Chairman RBC Dominion Securities Inc. (investment dealer)	October 23, 1997
Richard A. Goldstein (1)(2)(3)(4) Piermont, New York	Chairman and Chief Executive Officer International Flavors and Fragrances, Inc. (consumer products)	February 24, 1998
William R. Fatt (2)(4)(5) Toronto, Ontario	Chief Executive Officer Fairmont Hotels & Resorts Inc.	September 11, 1997
Brian F. MacNeill (1)(3) Calgary, Alberta	Chairman Petro-Canada Inc. (integrated oil and gas company)	August 15, 2001
John J. O'Connor (1)(4)(5) Montreal, Quebec	Senior Partner Ogilvy Renault (law firm)	October 23, 1997
M. Jerry Patava (3) Toronto, Ontario	Executive Vice President and Chief Financial Officer Fairmont Hotels & Resorts Inc.	October 23, 1997

Notes:

(1) Independent Trustee
(2) Member of the Investment Committee
(3) Member of the Audit Committee
(4) Member of the Nominating Committee
(5) Member of the Compensation, Compliance and Governance Committee

Chris J. Cahill was Executive Vice President, Canadian Pacific Hotels & Resorts Inc. ("CPH&R") from January 1995 January 1998, when he was appointed President and Chief Operating Officer. In October 1999, he was appointed a director and President and Chief Operating Officer of Fairmont, positions he still holds. On October 1, 2001, he was appointed President and Chief Operating Officer of FHR. Bryce W. Douglas has been Deputy Chairman, RBC Dominion Securities Inc. in excess of five years from the date hereof. Up to October 1, 2001, William R. Fatt was also Executive Vice President of Canadian Pacific Limited ("CPL").

From 1990 to his appointment to CPH&R, Mr. Fatt had been Chief Financial Officer of CPL. In January 1998, he was appointed Chairman and Chief Executive Officer of CPH&R. In October 1999, he was appointed a director as well as Chairman and Chief Executive Officer of Fairmont, positions he still holds. Mr. Fatt was appointed Chief Executive Officer and a director of FHR on October 1, 2001. Richard A. Goldstein was appointed Chairman and Chief Executive Officer of International Flavors and Fragrances, Inc. in June 2000. From 1989 to June 2000, Mr. Goldstein was President and Chief Executive Officer of Unilever United States, Inc. Brian F. MacNeill has been Chairman of Petro-Canada Inc. since May 2001. From April 1990 to May 2001, Mr. MacNeill was President and Chief Executive Officer of Enbridge Inc. John J. O'Connor has been a senior partner of Ogilvy Renault in excess of five years from the date hereof. M. Jerry Patava was Vice President and Treasurer, CPL prior to January 1998. In January 1998, Mr. Patava was appointed Executive Vice President and Chief Financial Officer of CPH&R. In October 1999, he was appointed a director and Executive Vice President and Chief Financial Officer of Fairmont, positions he still holds. On October 1, 2001, he was appointed Executive Vice President and Chief Financial Officer of FHR.

Senior Officers

Name and municipality of residence	Office with Trust	Principal occupation
Richard A. Goldstein Piermont, New York	Chairman	Chairman and Chief Executive Officer International Flavors and Fragrances, Inc.
William R. Fatt Toronto, Ontario	Vice Chairman and Chief Executive Officer	Chief Executive Officer Fairmont Hotels & Resorts Inc.
Neil J. Labatte Toronto, Ontario	President and Chief Operating Officer	Senior Vice President, Real Estate Fairmont Hotels & Resorts Inc.
Chris J. Cahill Oakville, Ontario	Executive Vice President	President and Chief Operating Officer Fairmont Hotels & Resorts Inc.
M. Jerry Patava Toronto, Ontario	Executive Vice President, Chief Financial Officer and Treasurer	Executive Vice President and Chief Financial Officer Fairmont Hotels & Resorts Inc.
Terence P. Badour Toronto, Ontario	Secretary	Senior Vice President, General Counsel and Corporate Secretary Fairmont Hotels & Resorts Inc.

The Declaration of Trust provides for the appointment by the Trustees of an Investment Committee, an Audit Committee, a Nominating Committee and a Compensation, Compliance and Governance Committee, the majority of the members of each of which must be Independent Trustees. The Trust does not have an Executive Committee.

The Trustees are responsible for the general control and direction of the Trust, and the supervision of the day-to-day operations of the Trust will be carried out by CPHMC. Certain fundamental actions of the Trust require the approval of five of the seven Trustees. Certain decisions respecting the Trust can be made only with the approval of a majority of the Independent Trustees. The approval of the Trustees or of the Investment Committee is required prior to the Trust making any acquisition or disposition and for the assumption or granting of any mortgage.

The Trustees and officers of the Trust as a group own, directly or indirectly, or exercise control or direction over less than 1% of the voting securities of the Trust or any subsidiary thereof. Messrs. Fatt, Cahill and Patava are directors or officers of FHR, which, as of the date hereof, indirectly owns 14,656,899 Units of the Trust, representing approximately 21.23% of the outstanding Units and approximately 17.50% of the outstanding votes and 14.7 million Voting Certificates of the Trust, representing 100% of the outstanding Voting Certificates and approximately 17.55% of the outstanding votes.

ADDITIONAL INFORMATION

The Trust will provide to any person, upon request to the Secretary of the Trust, Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario M5K 1B7 (telephone: (416) 874-2600):

(a) when the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

  (i) a copy of this Annual Information Form, together with a copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

  (ii) a copy of the comparative financial statements of the Trust for its most recently completed financial year together with the accompanying report of the auditor and a copy of any interim financial statements of the Trust subsequent to the financial statements for its most recently completed financial year;

  (iii) a copy of the management proxy circular of the Trust in respect of its most recent annual meeting of Unitholders that involved the election of Trustees; and

(iv) a copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, a copy of any document referred to in (a)(i), (ii) and (iii) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not security holder of the Trust.

Additional information relating to the Trust, including the principal holders of the Units, options to purchase Units and interests of insiders in material transactions, is contained in the Trust's Management Proxy Circular dated March 15, 2002. Additional financial information, including the consolidated financial statements for the period ended December 31, 2001, is provided in the Trust's 2001 Annual Report. A copy of these documents may be obtained upon request from the Secretary of the Trust at the address and telephone number given above.

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS FIRST QUARTER RESULTS

Exceeds Expectations – 2002 Showing Positive Trends

TORONTO, April 12, 2002 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSE symbol: LGY.UN) today announced its unaudited financial results for the three months ended March 31, 2002. Legacy's annual meeting of unitholders will be held on Tuesday April 23, 2002 at 10:00 a.m. Eastern Time at The Fairmont Royal York in Toronto.

"Our first quarter results were well ahead of our initial expectations and we are hopeful that the positive industry trends we have seen thus far will continue throughout the year. Given the current lodging environment, we are especially encouraged by our portfolio's ability to minimize revenue per available room, or RevPAR, declines to less than 5%," said William R. Fatt, Vice Chairman and Chief Executive Officer of Legacy. "We appear to have successfully managed the economic turbulence in large part due to the quality and diversification of our portfolio and the strength of the management companies supporting our properties. Canadian city centre hotels have proven to be quite resilient and appear to be recovering at a much faster pace than our U.S. counterparts."

For the first quarter, gross operating revenues were down 1.5% to $116.0 million. The decrease is primarily attributable to weakness throughout the North American travel industry as well as challenging conditions at our Ottawa properties. These factors offset the additional revenues recognized from the inclusion of The Fairmont Empress and Fairmont Le Château Frontenac for a full quarter following their acquisition on February 1, 2001.

For the quarter, hotel EBITDA[1] was $8.1 million compared to $11.4 million in 2001. The decrease is primarily driven by the inclusion of January results at The Fairmont Empress and Fairmont Le Château Frontenac. As destination resorts, they attract a significant portion of their business in the second and third quarters. In addition, increases in our fixed expenses relating to higher property tax assessments in many city centres negatively impacted the quarterly results.

Legacy reported a net loss of $15.6 million for the first quarter of 2002 compared to a loss of $8.5 million in 2001. The net loss reflects decreased hotel EBITDA coupled with increased fixed charges related to 2001 acquisitions. Diluted distributable loss per unit increased from $0.07 in the first quarter 2001 to $0.16 this year. The majority of this decline is attributed to the increased net loss and the impact of the recent issuance of convertible debentures.

Given the seasonality of the portfolio and the fixed nature of most operating costs, first quarter results are not indicative of results for the full year.

Average daily rates ("ADR") at Legacy's portfolio remained relatively unchanged with overall RevPAR down only 4.9%. At the Fairmont managed properties, RevPAR was down 4.2% due to an occupancy decline of 0.9 points and an ADR drop of 2.7%. At the Delta managed properties, RevPAR was down 6.2% due to a 4.3 point decrease in occupancy despite a modest increase in

ADR of 0.7%. The Vancouver market in particular experienced ADR downward pressure given the competitive supply environment.

Corporate Developments

In February 2002, Legacy completed a $150 million offering of convertible unsecured subordinated debentures. Proceeds from the offering are expected to be used for the repayment of existing indebtedness, future acquisitions and profit improving projects.

As previously announced on March 11, 2002, Legacy's Board of Trustees declared a first quarter distribution of $0.185 per unit to unitholders of record as of March 28, 2002, payable on or about April 20, 2002. Distributions are reviewed each quarter and established to a level that the Board of Trustees believes to be sustainable. For the first quarter, Fairmont Hotels & Resorts Inc. ("FHR")(TSE and NYSE: FHR), Legacy's largest investor with an approximate 35% interest, has elected to receive units instead of cash in accordance with the terms of Legacy's Distribution Reinvestment Plan. This decision will be reviewed by FHR on a quarterly basis.

Outlook

"The positive operating trends of the first quarter are very encouraging. We expect a gradual improvement in Legacy's performance throughout 2002. Minimal new hotel supply in our key markets should facilitate a continued recovery. Our objective continues to be to provide increasing unitholder value in the form of stable and growing distributions. To achieve this goal, we continue to evaluate acquisition prospects in Canada and in the United States and focus on profit improving projects within our existing portfolio."

Commented Mr. Fatt, "Our significant financial resources leave us poised to take advantage of any opportunity which we believe would complement our existing portfolio. We will resume discussions regarding the acquisition of The Fairmont Chateau Whistler from FHR, which are anticipated to continue in the latter half of 2002 or early in 2003."

Legacy will host a conference call today at 4:30 p.m. Eastern Time to discuss these results. Please dial 416-641-6659 or 1-888-243-1119 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. Media will be in a listen-only mode for the duration of the call. A recording of this call will be made available beginning at 6:30 p.m. on April 12, 2002 through to 6:30 p.m. on April 19, 2002. To access the recording please dial 1-800-633-8625 and use the reservation number 20502124.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on this website following the conference call. To listen to the webcast, users require a sound-enabled computer with a Pentium or equivalent processor, 16MB RAM, Windows 95 (or later) or Mac OS or Linux, a 28.8 Kbps Internet connection (or better) and the appropriate version of the Microsoft Media Player. A free, downloadable version of the Microsoft Media Player can be downloaded at the Microsoft Media Player download site (http://www.microsoft.com/windows/windowsmedia/en/download/default.asp) or via Legacy's website.

Legacy is Canada's premier hotel real estate investment trust with 21 luxury and first class hotels across Canada with over 9,500 rooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. Fairmont Hotels & Resorts manages the 10 luxury hotels and Delta Hotels manages the 11 first class properties.

This press release contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

1. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, it is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of hotel EBITDA may be different than the calculation used by other entities.

Legacy Hotels Real Estate Investment Trust
Summary Statistics
(Unaudited)

	Three months ended March 31 2002	2001
RevPAR	$ 79.94	$ 84.02
Average Daily Rate	$ 137.71	$ 139.42
Occupancy	58.1%	60.3%
RevPAR - Fairmont Regional		
British Columbia	$ 77.32	$ 88.94
Alberta	85.06	71.68
Saskatchewan and Manitoba	66.68	61.66
Ontario	102.51	115.57
Quebec	86.47	81.34
Total	$ 87.70	$ 91.56
RevPAR - Delta Regional		
Alberta	$ 96.02	$ 86.61
Saskatchewan and Manitoba	58.68	58.57
Ontario	79.36	88.34
Quebec	63.24	72.78
Maritimes	55.23	58.66
Total	$ 67.29	$ 71.77

In thousands of Canadian dollars (except per unit amounts)

	2002	2001
Operating revenues	$ 115,989	$ 117,723
Gross operating profit	23,505	25,320
Hotel EBITDA	8,076	11,364
Net loss	(15,577)	(8,490)
Distributable loss	(12,987)	(5,627)
Distributable loss per unit on a diluted basis	$ (0.16)	$ (0.07)
Distributions and dividends	16,868	20,550
Distributions per unit	0.185	0.250
Hotel EBITDA margin	7.0%	9.7%

1. Revenue per available room, average daily rates and occupancy figures are based on the current portfolio of properties.
2. Distributions and dividends include part VI.1 tax payable on exchangeable share dividends and convertible debenture distributions
3. Hotel EBITDA margin represents hotel EBITDA as a percentage of operating revenues

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer
and Treasurer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416-874-2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in thousands of Canadian dollars)
(Unaudited)

ASSETS

	March 31 2002	December 31 2001
Current assets		
Cash and cash equivalents	$ 134,071	$ 14,696
Accounts receivable	27,650	35,037
Materials and supplies	5,531	5,102
Prepaid expenses	8,713	2,968
	175,965	57,803
Property and equipment	1,431,070	1,432,257
Goodwill (note 1)	39,516	39,516
Other assets	11,958	12,285
	$ 1,658,509	$ 1,541,861

LIABILITIES

	March 31 2002	December 31 2001
Current liabilities		
Accounts payable and accrued liabilities	$ 65,110	$ 63,482
Accrued distributions and dividends	16,091	-
Current portion of long term debt	103,227	105,048
Other	132	132
	184,560	168,662
Long-term debt	562,649	576,777
Other liabilities	2,486	2,344
Future income taxes	48,252	48,606
Unitholders' interest		
Units (note 3)	640,428	638,342
Contributed surplus	49	49
Exchangeable shares (note 4)	126,420	126,420
Convertible debentures (note 5)	144,919	-
Deficit	(51,254)	(19,339)
	860,562	745,472
	$ 1,658,509	$ 1,541,861

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended March 31 2002	2001
Operating revenues		
Room	$ 68,777	$ 70,048
Food and beverage	39,709	40,534
Other	7,503	7,141
	115,989	117,723
Operating expenses	92,484	92,403
Gross operating profit	23,505	25,320
Hotel management fees	3,722	4,189
Property taxes, rent and insurance	11,707	9,767
Operating income from hotel operations before undernoted items	8,076	11,364
Other income		
Gain on settlement of debentures	177	-
Other expenses		
Amortization of property and equipment	8,867	7,539
Advisory fee	1,671	1,321
Other	560	499
	11,098	9,359
Income (loss) before interest expense, income tax expense and goodwill amortization	(2,845)	2,005
Interest expense, net	12,239	9,967
Loss before income tax expense and goodwill amortization	(15,084)	(7,962)
Income tax expense		
Current	149	105
Future	344	230
	493	335
Net loss before goodwill amortization	(15,577)	(8,297)
Goodwill amortization	-	193
Net loss for the period	$ (15,577)	$ (8,490)
Basic and diluted net loss per unit (note 6)	$ (0.21)	$ (0.11)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Retained Earnings (Deficit)
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31	
	2002	2001
Deficit - beginning of period	(19,339)	(4,593)
Net loss for the period	(15,577)	(8,490)
Distributions in the period	(12,716)	(16,875)
Dividends on exchangeable shares	(1,942)	(2,661)
Part VI.1 tax on exchangeable share dividend	(777)	(1,014)
Part VI.1 tax deduction	699	913
Accretion of convertible debenture issuance costs (note 5)	(169)	-
Distributions on convertible debentures	(1,433)	-
Deficit - end of period	(51,254)	(32,720)

Legacy Hotels Real Estate Investment Trust
Consolidated Statement of Cash Flows
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31 2002	2001
Cash provided by (used in):		
Operating activities		
Net loss for the period	$ (15,577)	$ (8,490)
Items not affecting cash		
Amortization of property and equipment	8,867	7,539
Goodwill amortization	-	193
Gain on settlement of debentures	(177)	-
Part VI.1 tax	(777)	(1,014)
Future income taxes	344	230
Other	176	92
Changes in non-cash working capital (note 8)	2,841	407
	(4,303)	(1,043)
Investing activities		
Acquisition	-	(181,711)
Additions to property and equipment	(7,680)	(15,075)
Other assets	327	(4,016)
	(7,353)	(200,802)
Financing activities		
Net proceeds from unit issuance (note 3)	2,086	31
Increase in bank loans	-	14,999
Net proceeds from mortgages	-	189,000
Net proceeds from convertible debentures	144,750	-
Repurchase of debentures for cancellation	(14,548)	-
Mortgage payments	(1,224)	(58)
Repayment of deferred liabilities	(33)	(33)
	131,031	203,939
Increase in cash balance during the period	119,375	2,094
Cash balance - beginning of period	14,696	(5,731)
Cash balance - end of period	$ 134,071	$ (3,637)
Represented by:		
Cash and cash equivalents	134,071	-
Bank indebtedness	-	(3,637)
	$ 134,071	$ (3,637)
Supplemental disclosure		
Income taxes paid	4,888	90
Interest paid	7,468	3,824

Legacy Hotels Real Estate Investment Trust
Notes to consolidated financial statements
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

1. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2001 audited consolidated financial statements, except as discussed below:

Goodwill

On January 1, 2002, Legacy Hotels Real Estate Investment Trust ("Legacy") adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets will be expensed in the period of impairment. Other intangible assets with definite lives will continue to be amortized over the estimated useful lives and are also tested for impairment. The recommendations of this new policy have been applied prospectively.

Legacy has completed its impairment testing on the balance of goodwill as at January 1, 2002. As a result of this testing, there are no impairment losses.

Upon adoption of these recommendations, it was determined that no reclassifications of goodwill and intangible assets were required under CICA recommendations on business combinations. Legacy has determined that none of its intangible assets, other than goodwill, have indefinite lives and, accordingly, continues to amortize such intangible assets over their estimated useful lives.

A reconciliation of previously reported net income, net income per unit and diluted net income per unit to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	Three months ended March 31	
	2002	2001
Net loss	$ (15,577)	$ (8,490)
Goodwill amortization	-	193
Adjusted net loss	(15,577)	(8,297)
Basic and diluted net loss per unit	$ (0.21)	$ (0.11)
Goodwill amortization per unit	-	-
Adjusted basic and diluted net loss per unit	$ (0.21)	$ (0.11)

Unit-based compensation

Legacy accounts for grants under its unit option plan using the intrinsic value method of accounting for unit-based compensation costs. Under the new CICA recommendations on unit-based compensation plans, Legacy will be providing pro forma net income and pro forma earnings per share, as if the fair value based accounting method had been used to account for unit-based compensation costs for any options granted after January 1, 2002.

2. Results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

3. In March 2002, Legacy issued 15,000 units for options exercised pursuant to the unit option plan for $108. Also, in March 2002, Legacy issued 236,912 units to a subsidiary of FHR through a private placement for proceeds of $1,978. At March 31, 2002, 68,735,601 units were outstanding (2001 - 67,501,893). No options were granted during the three months ended March 31, 2002.

4. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders. At March 31, 2002, 14,700,000 (2001 - 14,700,000) exchangeable shares were outstanding.

5. On February 14, 2002, Legacy issued $150 million of 7.75% unsecured subordinated convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the trust indenture governing the terms of the Convertible Debentures. The Convertible Debentures may not be redeemed by Legacy prior to April 1, 2004. Thereafter, the Convertible Debentures may be redeemed by Legacy, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price exceeds 115% of the then current conversion price.

Legacy may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the units on the date fixed for redemption or the maturity date. Legacy paid issuance costs totalling $5,250 in connection with this offering.

The term "current market price" is defined to mean the weighted-average trading price of Legacy units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

The Convertible Debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs will be charged directly to retained earnings.

6. Net loss per unit is based on net loss available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

		Three months ended March 31		
		2002		2001
Net loss	$	(15,577)	$	(8,490)
Part VI.1 tax, net of deduction		(78)		(101)
Accretion of convertible debenture issuance costs		(169)		-
Distributions on convertible debentures		(1,433)		-
Net loss available to unitholders	$	(17,257)	$	(8,591)
Weighted average number of units outstanding - basic (thousands)		68,522		67,498
Weighted average number of exchangeable shares outstanding - basic (thousands)		14,700		9,800
		83,222		77,298
Dilutive effect of unit options		-		-
Diluted weighted average number of units		83,222		77,298

For the three months ended March 31, 2002, debentures convertible into 17,142,857 units (2001 - nil) and options on 102,061 (2001 - 124,108) units were excluded from the computation of diluted net loss and diluted distributable loss per unit because their effects were not dilutive.

7. Distributable loss per unit is based on the number of units and exchangeable shares outstanding on each distribution date and has been calculated in accordance with the terms of the Declaration of Trust as follows:

		Three months ended March 31		
		2002		2001
Net loss	$	(15,577)	$	(8,490)
Add (deduct):				
Amortization of property and equipment		8,867		7,539
Goodwill amortization		-		193
Income tax expense		493		335
Gain on settlement of debentures		(177)		-
Distributions on convertible debentures		(1,433)		-
Capital replacement reserve		(5,160)		(5,204)
Distributable loss	$	(12,987)	$	(5,627)
Number of units outstanding on distribution date - basic (thousands)		68,736		67,502
Number of exchangeable shares outstanding on distribution date - basic (thousands)		14,700		14,700
		83,436		82,202
Dilutive effect of unit options		-		-
Diluted units outstanding (thousands)		83,436		82,202
Basic and diluted distributable loss per unit	$	(0.16)	$	(0.07)
Distributions per unit	$	0.185	$	0.250

For the three months ended March 31, 2002, debentures convertible into 17,142,857 units (2001 - nil) and options on 102,061 (2001 - 124,108) units were excluded from the computation of diluted net loss and diluted distributable loss per unit because their effects were not dilutive.

8. Changes in non-cash working capital

		Three months ended March 31		
		2002		2001
Decrease in accounts receivable	$	7,387	$	4,659
Increase in materials and supplies		(429)		(211)
Increase in prepaid expenses		(5,745)		(6,383)
Increase in accounts payable and accrued liabilities		1,628		2,342
	$	2,841	$	407

9. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2002.

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
TO RELEASE FIRST QUARTER EARNINGS
AND WEBCAST ANNUAL MEETING OF UNITHOLDERS**

TORONTO, April 4, 2002- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSE symbol: LGY.UN) will release its first quarter earnings on April 12, 2002 to be followed by a conference call that day at 4:30 p.m. Eastern Time. Participating on the call will be Legacy's Vice Chairman and Chief Executive Officer, William R. Fatt, along with Chris J. Cahill, Executive Vice President, M. Jerry Patava, Executive Vice President, Chief Financial Officer and Treasurer and John M. Johnston, President of Delta Hotels.

Investors are invited to access the call by dialing 416-641-6659 or 1-888-243-1119. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 6:30 p.m. on April 12, 2002 through to 6:30 p.m. on April 19, 2002. To access the recording please dial 1-800-633-8625 and use the reservation number 20502124.

Legacy's annual meeting of unitholders will be held on April 23, 2002 at 10:00 a.m. Eastern Time at The Fairmont Royal York in Toronto.

Live audio webcasts of the first quarter conference call and the annual meeting of unitholders will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcasts will remain available on the website following each event. To listen to the webcast, users require a sound-enabled computer with a Pentium or PowerPC processor, 16MB RAM, Windows 95 (or later) or Mac OS or Linux, a 28.8 Kbps Internet connection (or better) and the appropriate version of the Microsoft Media Player. A free, downloadable version of the Microsoft Media Player can be downloaded at the Microsoft Media Player download site (http://www.Microsoft.com/windows/windowsmedia/download/default.asp) or via the Legacy website.

Legacy is Canada's premier hotel real estate investment trust with 21 luxury and first class hotels across Canada with over 9,500 rooms. Fairmont Hotels & Resorts manages the 10 luxury hotels and Delta Hotels manages the 11 first class properties.

-30-

Contact: Emma Thompson
Executive Director Investor Relations
Tel: 416-874-2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL MEETING OF UNITHOLDERS AND MANAGEMENT PROXY CIRCULAR

March 15, 2002

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of Unitholders of Legacy Hotels Real Estate Investment Trust (the "Trust") will be held on Tuesday, April 23, 2002 in the Ontario Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive the financial statements of the Trust and the auditors' report thereon, for the period ended December 31, 2001;
2. to elect the Independent Trustees of the Trust;
3. to appoint auditors and to authorize the Trustees to fix their remuneration; and
4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Unitholders or holders of Voting Certificates of record at the close of business on March 15, 2002 will be entitled to vote at the Meeting.

A copy of the 2001 Annual Report, which includes the financial statements for the year ended December 31, 2001 and Management's Discussion and Analysis, is forwarded herewith.

Unitholders or holders of Voting Certificates unable to attend the Meeting in person are requested to complete, sign and return the accompanying form of proxy for use at the Meeting to Computershare Trust Company of Canada, 1800 McGill College Avenue, 6th Floor, Montreal, Quebec, H3A 3K9, at any time up to 24 hours prior to the Meeting or any adjournment thereof.

By order of the Trustees

TERENCE P. BADOUR
Secretary
Toronto, Ontario
March 15, 2002

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished in connection with the solicitation by the management of Legacy Hotels Real Estate Investment Trust (the "Trust") of proxies to be used at the Annual Meeting of Unitholders of the Trust (the "Meeting") to be held in the Ontario Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario at 10:00 a.m. (Toronto time) on Tuesday, April 23, 2002, and at any adjournment thereof.

Unitholders or holders of Voting Certificates who are unable to be present at the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy to Computershare Trust Company of Canada, 1800 McGill College Avenue, 6th Floor, Montreal, Quebec, H3A 3K9, 24 hours prior to the Meeting, or any adjournment thereof.

The solicitation of proxies will be primarily by mail but proxies may also be solicited by agents of the Trust. The cost of solicitation will be borne by the Trust. The Trust will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for any reasonable expenses incurred in sending proxy material to beneficial owners of Units or Voting Certificates and requesting authority to execute proxies.

APPOINTMENT OF PROXIES

The persons named in the form of proxy accompanying this Management Proxy Circular are Trustees of the Trust. A Unitholder or a holder of a Voting Certificate may appoint another person (who need not be a Unitholder or a holder of a Voting Certificate) to represent him or her at the Meeting by striking out the names of the persons named in the enclosed form of proxy and inserting the name of the other person to be appointed in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Computershare Trust Company of Canada, 1800 McGill College Avenue, 6th Floor, Montreal, Quebec, H3A 3K9, at any time up to 24 hours prior to the Meeting, or any adjournment thereof.

REVOCATION OF PROXIES

Proxies given by Unitholders or holders of Voting Certificates for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Unitholder, or by the Voting Certificate holder or by his or her attorney authorized in writing or, if the Unitholder or Voting Certificate holder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation, and returned to Computershare Trust Company of Canada, 1800 McGill College Avenue, 6th Floor, Montreal, Quebec, H3A 3K9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

On any ballot that may be called for, the Units or Voting Certificates represented by properly executed proxies in favour of the persons named in the printed portion of the enclosed form of proxy will be voted for or withheld from voting as specified by the Unitholder or Voting Certificate holder in the proxy on any ballot that may be called for.

***If no choice is specified with respect to any matter to be acted upon at the Meeting,* the Units or Voting Certificates represented by such proxy will be voted FOR the election of the nominees for Independent Trustees named below and FOR the re-appointment of PricewaterhouseCoopers LLP as auditors of the Trust and authorizing the Trustees to fix their remuneration.**

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments, if any, to matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. The Trustees of the Trust know of no such amendments or other matters to come before the Meeting.

VOTING OF UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust is an unincorporated closed-end trust governed by the laws of the Province of Alberta and created pursuant to a declaration of trust dated as of September 11, 1997, as amended and restated as of December 4, 2000 (the ''Declaration of Trust''). As at March 15, 2002, 68,498,683 Units and 14,700,000 Voting Certificates are outstanding.

Each Unit and each Voting Certificate entitles its holder to one vote at meetings of Unitholders. All Unitholders and Voting Certificate holders of record at 5:00 p.m. (Toronto time) on March 15, 2002, the record date established for determining the Unitholders and Voting Certificate holders entitled to receive notice of and vote at the Meeting, will be entitled to vote at the Meeting or any adjournment thereof either in person or by proxy.

To the knowledge of the Trustees, as at March 15, 2002, no person beneficially owns or exercises control or direction over Units or Voting Certificates carrying more than 10% of the voting rights attached to all Units and Voting Certificates except Fairmont Hotels & Resorts Inc. (which with Canadian Pacific Hotels & Resorts Inc. and FHR Real Estate Corporation, formerly Canadian Pacific Hotels Real Estate Corporation, are collectively referred to herein as ''FHR'') which holds 14,114,807 Units of the Trust, representing approximately 20.6% of the outstanding Units, and 14,700,000 Voting Certificates, representing 100% of the outstanding Voting Certificates, which together account for approximately 34.6% of the total votes entitled to be voted at the Meeting.

ELECTION OF TRUSTEES

The Trust currently has seven Trustees. Pursuant to the Declaration of Trust, FHR and its affiliates are currently entitled to appoint three Trustees (the ''Non-Independent Trustees'') and they have appointed William R. Fatt, Chris J. Cahill and M. Jerry Patava. The four Independent Trustees are to be elected at each Annual Meeting to hold office until the next Annual Meeting of Unitholders or until his or her successor is elected or appointed, subject to the provisions of the Declaration of Trust. FHR cannot vote in the election of Independent Trustees so long as it is entitled to appoint Non-Independent Trustees.

Only individuals who have been recommended unanimously by the Nominating Committee can be candidates for election as Independent Trustees. If any of the nominees is not available to act as a Trustee, a substitute may be nominated.

The following are the Independent Trustees nominated by the Nominating Committee for re-election:

Name and municipality of residence	Present principal occupation	Trustee since:	Units beneficially owned or over which control or direction is exercised[5]
BRYCE W. DOUGLAS[1],[3] Toronto, Ontario	Deputy Chairman RBC Dominion Securities Inc. (investment dealer)	October 23, 1997	28,750
RICHARD A. GOLDSTEIN[2],[3],[4] Piermont, NY	Chairman and Chief Executive Officer International Flavors & Fragrances Inc. (consumer products)	February 24, 1998	18,750
BRIAN F. MACNEILL[1],[3] Calgary, Alberta	Chairman Petro-Canada Inc. (integrated oil and gas company)	August 15, 2001	3,000
JOHN J. O'CONNOR[2],[4] Montreal, Quebec	Senior Partner Ogilvy Renault (law firm)	October 23, 1997	19,750

The following are the Non-Independent Trustees appointed by FHR:

Name and municipality of residence	Present principal occupation	Trustee since:	Units beneficially owned or over which control or direction is exercised[5]
William R. Fatt[2],[3],[4] Toronto, Ontario	Chief Executive Officer Fairmont Hotels & Resorts Inc. (hotel management and investment company)	September 11, 1997	222,658
Chris J. Cahill[3] Oakville, Ontario	President and Chief Operating Officer Fairmont Hotels & Resorts Inc. (hotel management and investment company)	September 11, 1997	141,250
M. Jerry Patava[1] Toronto, Ontario	Executive Vice President and Chief Financial Officer Fairmont Hotels & Resorts Inc. (hotel management and investment company)	October 23, 1997	100,934

Notes:

1. Member of Audit Committee
2. Member of Compensation, Compliance and Governance Committee
3. Member of Investment Committee
4. Member of Nominating Committee
5. Includes vested Legacy unit options which are immediately exercisable.

Chris J. Cahill was Executive Vice President, Canadian Pacific Hotels & Resorts Inc. (''CPH&R'') from January 1995 to January 1998, when he was appointed President and Chief Operating Officer. In October 1999, he was appointed a director and President and Chief Operating Officer of Fairmont Hotels Inc. (''Fairmont''), positions he still holds. On October 1, 2001, he was appointed President and Chief Operating Officer of FHR. Bryce W. Douglas has been Deputy Chairman, RBC Dominion Securities Inc. in excess of five years from the date hereof. Up to October 1, 2001, William R. Fatt was also Executive Vice President of Canadian Pacific Limited (''CPL''). From 1990 to his appointment to CPH&R, Mr. Fatt had been Chief Financial Officer of CPL. In January 1998, he was appointed Chairman and Chief Executive Officer of CPH&R. In October 1999, he was appointed a director as well as Chairman and Chief Executive Officer of Fairmont, positions he still holds. Mr. Fatt was appointed Chief Executive Officer and a director of FHR on October 1, 2001. Richard A. Goldstein was appointed Chairman and Chief Executive Officer of International Flavors & Fragrances, Inc. in June 2000. From 1989 to June 2000, Mr. Goldstein was President and Chief Executive Officer of Unilever United States, Inc. Brian F. MacNeill has been Chairman of Petro-Canada Inc. since May 2001. From April 1990 to May 2001, Mr. MacNeill was President and Chief Executive Officer of Enbridge Inc. John J. O'Connor has been a senior partner of Ogilvy Renault in excess of five years from the date hereof. M. Jerry Patava was Vice President and Treasurer, CPL prior to January 1998. In January 1998, Mr. Patava was appointed Executive Vice President and Chief Financial Officer of CPH&R. In October 1999, he was appointed a director and Executive Vice President and Chief Financial Officer of Fairmont, positions he still holds. On October 1, 2001, he was appointed Executive Vice President and Chief Financial Officer of FHR.

MANAGEMENT OF THE TRUST

The Trust entered into an Advisory Agreement as of November 10, 1997 with Canadian Pacific Hotels Management Corporation (''CPHMC''), an affiliate of FHR. Pursuant to the Advisory Agreement, as amended, CPHMC provides or arranges for the provision of administrative, financial accounting and investor relations services to the Trust and provides advice on the real property investments and financial policies of the Trust, subject to the control and direction of the Trustees. CPHMC also presents investment opportunities to the Trustees, pursuant to a Strategic Alliance Agreement, dated as of November 10, 1997, as amended, between the Trust, Legacy Hotels Corporation, FHR Real Estate Corporation (''Fairmont Real Estate'') and CPHMC. In addition, CPHMC provides advice and assistance on due diligence and the completion of transactions. CPHMC was charged a total of $6,264,211 for services provided under the Advisory Agreement and the Strategic Alliance Agreement for the period ended

December 31, 2001. As a result of a corporate reorganization effective June 14, 1999, Fairmont Real Estate transferred and assigned its interest in the Advisory Agreement to an affiliate, Fairmont. Delta Hotels Limited (''Delta''), another affiliate of FHR entered into an agreement dated as of November 4, 1998 to provide services to CPHMC (the ''Delta Services Agreement'').

The Trust has also entered into hotel management agreements with CPHMC. Pursuant to the hotel management agreements, CPHMC manages and operates, on behalf of the Trust, 14 hotels owned by the Trust. Seven of these hotels are managed under the name and as part of the Fairmont collection of full service luxury hotels across Canada. Seven hotels are managed under the Delta brand. For the period ended December 31, 2001, CPHMC was paid management fees in the amount of $15,298,072 pursuant to these hotel management agreements.

Delta has entered into separate management agreements with a subsidiary of the Trust in respect of the Delta Barrington, Delta Toronto East, the Four Points Hotel Toronto Airport and the Delta Winnipeg. Delta was paid management fees in the amount of $1,730,749 in respect of these four hotels for the year ended December 31, 2001. Fairmont has entered into a separate management agreement with a subsidiary of the Trust in respect of The Fairmont Winnipeg. Fairmont was paid management fees in the amount of $448,425 in respect of this hotel for the year ended December 31, 2001.

Fairmont has separate management agreements with respect to The Fairmont Empress and Fairmont Le Château Frontenac, which it manages on behalf of a subsidiary of the Trust. Fairmont was paid management fees in the amount of $3,299,212 in respect of these hotels for the year ended December 31, 2001.

The address of each of CPHMC, FHR, Fairmont Real Estate and Fairmont is Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7. Delta's address is Canadian Pacific Tower, 100 Wellington Street West, Suite 1200, TD Centre, P.O. Box 227, Toronto, Ontario, M5K 1J3.

The following are the senior officers of FHR:

Name	Municipality of residence	Position
WILLIAM R. FATT	Toronto, Ontario	Chairman and Chief Executive Officer
CHRIS J. CAHILL	Oakville, Ontario	President and Chief Operating Officer
M. JERRY PATAVA	Toronto, Ontario	Executive Vice President and Chief Financial Officer

REMUNERATION OF OFFICERS AND TRUSTEES

A person who is a director or employee of, or is otherwise affiliated with CPHMC or its affiliates does not receive any salary or other cash compensation from the Trust for serving as a Trustee, officer or employee of the Trust. The Trust currently has three Trustees who are also executive officers of the Trust and officers of at least one of CPHMC, FHR, Fairmont Real Estate, Fairmont and Delta, and none of them has received any cash compensation in their capacities as Trustees and officers of the Trust.

In 2001, each Trustee who is not associated with CPHMC or its affiliates received remuneration of $20,000 per year as Trustee, plus $1,000 per meeting attended. The Chairman of the Board of Trustees receives an additional $10,000 per year. The total compensation paid by the Trust to individuals acting as Trustees for the fiscal year ended December 31, 2001 was $182,587.

OPTIONS GRANTED

The Unit Option Plan of the Trust is intended to develop and align the interests of the officers and Trustees of the Trust and the officers and directors of its affiliates in the growth and development of the Trust and to provide a compensation mechanism for persons who provide a service to the Trust on an ongoing basis. Options granted to Independent Trustees and directors of subsidiaries of the Trust are exercisable as to one-half on the second anniversary of the date of grant and as to the remaining one-half on the third anniversary of the date of grant. Options granted prior to December 17, 1998 to officers of FHR became exercisable as to one-third at the same rate as those of the

Independent Trustees, as to one-third when CPH&R's 1998 Business Plan was achieved and as to the remaining one-third upon the achievement of its three-year Strategic Plan. The options granted on each of December 17, 1998, December 17, 1999 and December 14, 2000 are exercisable as to one-half on the second anniversary of the date of grant and as to the remaining one-half on the third anniversary of the date of grant. The options are exercisable at not less than the market price of the Units at the date of grant. Options expire after ten years.

As disclosed in the prospectus for the initial public offering of Units, 50% of the total number of Units reserved for issuance under the Unit Option Plan were allocated for a grant to FHR. On December 17, 1999, the Trust issued a grant of options for 2,962,224 Units, being 50% of the Units available under the Unit Option Plan to FHR. These options expire on November 10, 2007, are immediately vested and are exercisable at the price of $9.80 per Unit, being the market price of the Units on November 10, 1997.

During the year ended December 31, 2001, a total of 52,500 Unit options were granted to an Independent Trustee and to officers of FHR at prices ranging from $6.55 to $8.80 per Unit. The following table sets out the individual grant of options to the Independent Trustee of the Trust:

Name	Securities Under Options Granted	Percentage of Total Options Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the date of grant ($/Security)	Expiration Date
BRIAN F. MACNEILL	7,500	14.3%	$6.55	$6.55	Sep. 20, 2011

TRUSTEES, DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Trust carries on its own behalf, and on behalf of its subsidiaries, a directors, Trustees and officers liability insurance policy. This policy has an aggregate coverage limit of $25,000,000 in each policy year, subject to a deductible of $250,000 in cases where a director, Trustee or officer is reimbursed by the Trust or a subsidiary for any loss covered by the policy. The approximate amount of the premium, including corporate reimbursement coverage, paid by the Trust in 2001 in respect of its Trustees/directors as a group and its officers as a group was $107,729 and $21,546, respectively. The aggregate amount of the premium paid by the Trustees/directors and officers of the Trust in respect of the year 2001 was approximately $125 and $17, respectively.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, have been the auditors of the Trust since its inception on November 10, 1997. **As noted above, the persons named in the enclosed form of proxy shall vote the Units and Voting Certificates represented by the proxy in favour of the re-appointment of PricewaterhouseCoopers LLP as auditors of the Trust to hold office until the close of the next Annual Meeting of Unitholders and authorizing the Trustees to fix their remuneration.**

CORPORATE GOVERNANCE

The Trust's board of Trustees and members of its management consider good corporate governance to be central to the effective and efficient operation of the Trust. The Trust's corporate governance practices comply with the Guidelines for Improved Corporate Governance adopted by The Toronto Stock Exchange (''TSE''). The Trust's ''Statement of Corporate Governance Practices'' is attached as Schedule ''A'' to this Management Proxy Circular. It has been approved by the Compensation, Compliance and Governance Committee of the board and by the board as a whole.

APPROVAL

The contents and distribution of this Management Proxy Circular to each Unitholder and Voting Certificate holder entitled to receive notice of the Annual Meeting and to the Auditors of the Trust have been approved by the Trustees of the Trust.

March 15, 2002

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

T. P. Badour

TERENCE P. BADOUR, Secretary

The Trust will provide to any person (without charge to Unitholders or Voting Certificate holders) upon request to the Secretary, Legacy Hotels Real Estate Investment Trust, Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7, a copy of:

- the latest Annual Information Form of the Trust filed with the securities commissions or similar authorities in Canada;
- this Management Proxy Circular; and
- any interim report to Unitholders containing unaudited consolidated financial statements of the Trust issued after December 31, 2001.

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSE Committee on Corporate Governance in Canada has issued a series of non-compulsory guidelines (the "TSE Guidelines") for effective corporate governance. The Trustees consider good corporate governance to be central to the effective and efficient operation of the Trust and believe that the Trust follows these corporate governance practices, as described below.

Guideline 1 — the board should explicitly assume responsibility for stewardship of the corporation

The board supervises the management of the Trust's businesses with a view to enhancing Unitholder value. It delegates to management the authority and responsibility for day-to-day affairs.

Guideline 1(a) — the board should specifically assume responsibility for the adoption of a strategic planning process

The board reviews and discusses an annual business plan and strategies developed by management. The Trust's general strategies and their implementation are discussed regularly at meetings of the board.

Guideline 1(b) — the board should specifically assume responsibility for the identification of principal business risks, and implementation of risk management systems

The board, through the Audit Committee, monitors systems that have been put in place to address risks identified by the Trust and periodically reviews reports by management, the external auditors and internal auditors in respect of those risks.

Guideline 1(c) — the board should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management

The Compensation, Compliance and Governance Committee reviews, reports and, where appropriate, provides recommendations to the board in respect of officers, existing management resources and succession plans for officers.

Guideline 1(d) — the board should specifically assume responsibility for communications policy

The Trust's investor relations personnel are required to make ongoing disclosure and to respond to inquiries from Unitholders and other stakeholders with the review, as appropriate, by management and the board.

Material disclosure documents such as the annual report, management's discussion and analysis, the proxy circular, the annual information form and quarterly financial statements are reviewed and, where required, approved by the board or one of its Committees, in each case before they are distributed.

The Trust's investor relations personnel are available to Unitholders by telephone and fax and the Trust maintains an investor relations Web site at www.legacyhotels.ca.

Quarterly earnings conference calls are broadcast live over the Internet and are accessible on a live and recorded basis by telephone. Presentations at investor conferences are promptly made available on the Internet or via telephone.

Guideline 1(e) — the board should specifically assume responsibility for the integrity of internal control and management information systems

The board, through the Audit Committee, oversees the integrity of the Trust's internal control and management information systems. See Guideline 13.

Guideline 2 — a majority of directors should be "unrelated" (independent from management and free from conflicts of interest)

The Declaration of Trust provides that the board comprise seven Trustees, a majority of whom must be Independent Trustees. The proposed Independent Trustees are unrelated to FHR, Fairmont, Delta, Fairmont Real Estate or CPHMC.

Guideline 3 — disclose for each director whether he or she is unrelated, and how that conclusion was reached

Related:

- William R. Fatt is Chief Executive Officer of FHR;
- Chris J. Cahill is President and Chief Operating Officer of FHR; and
- M. Jerry Patava is Executive Vice President and Chief Financial Officer of FHR.

Unrelated: The remainder of the Trustees have not:

- worked for the Trust or its affiliates;
- had significant business or other relationship with the Trust or its affiliates; and
- received remuneration from the Trust in excess of Trustee's fees.

Proposed Trustees continuing in office:

Chris J. Cahill, Bryce W. Douglas, William R. Fatt, Richard A. Goldstein, Brian F. MacNeill, John J. O'Connor and M. Jerry Patava.

Guideline 4 — appoint a committee of outside Trustees responsible for appointment of new nominees and ongoing assessment of directors

The mandate of the Nominating Committee of the board includes:

- recommending candidates for election to the board;
- reviewing, on an annual basis, credentials of nominees for re-election; and
- recommending candidates for filling vacancies on the board.

A majority of the members of the Nominating Committee are non-management and unrelated.

Guideline 5 — implement a committee process for assessing the effectiveness of the board, its committees and the contribution of individual directors

The mandate of the Compensation, Compliance and Governance Committee includes:

- assessing the effectiveness of the board as a whole and making recommendations to improve the board's effectiveness;
- reviewing the performance of the board and, to the extent deemed necessary by the Committee, the performance of individual Trustees; and
- reviewing the composition of the various committees of the board and making recommendations to the board.

As part of this process, in 2001 the Committee asked all Trustees to complete a written evaluation of the performance of the board and its Committees.

Guideline 6 — provide orientation and education programs for new recruits to the board

Presentations are made regularly to the board on different aspects of the Trust's business and operations.

Guideline 7 — examine size of board, with a view to improving effective decision-making and, if appropriate, undertake a program to reduce the number of directors

The Declaration of Trust specifies that the board comprise seven Trustees, a majority of whom must be Independent Trustees.

Guideline 8 — review adequacy and form of compensation of directors to ensure compensation reflects risks and responsibilities

The Compensation, Compliance and Governance Committee reviews and recommends to the board the remuneration of the Independent Trustees. In determining Trustees' remuneration, the Committee considers, among other factors, time commitment, compensation provided by comparable companies, and risks and responsibilities.

Guideline 9(a) — committees should generally be composed of outside directors, a majority of which are unrelated

The Declaration of Trust requires that a majority of the members on each of the board Committees are Independent Trustees.

Guideline 9(b) — describe the responsibilities of the Committees of the Board

Audit Committee — responsibilities are described under Guideline 13.

Compensation, Compliance and Governance Committee — responsibilities are described under Guidelines 5, 8 and 10.

Investment Committee — responsibilities are to review all proposals regarding investments, approve or reject proposed acquisitions and dispositions of investments by the Trust, authorize proposed transactions on behalf of the Trust and approve all borrowings and the assumption or granting of any mortgage or other security interest in real property.

Nominating Committee — responsibilities are described under Guideline 4.

The board does not have an executive committee.

Guideline 10 — appoint a committee responsible for developing an approach to corporate governance issues

The mandate of the Compensation, Compliance and Governance Committee includes responsibility for the board's approach to corporate governance issues.

Guideline 11(a) — define limits to management's responsibilities by developing position descriptions for:

(i) the board

The Declaration of Trust provides that the board has full, absolute and exclusive power, control and authority over the Trust's assets and over the affairs of the Trust and may do anything that in their sole judgment and discretion they consider necessary, incidental to or desirable for the purposes of the Trust or for conducting the affairs of the Trust.

(ii) the Chief Executive Officer (''CEO'')

The CEO's objectives are discussed with the board from time to time. These objectives include the general mandate to manage the Trust and its businesses, and to maximize Unitholder value. In addition, the board has authorized the CEO to approve the commitment of funds for any budgeted or otherwise approved transaction and has authorized the CEO to delegate authority to other officers to commit the Trust within limits set out in the approved budget.

Guideline 11(b) — the board should approve or develop corporate objectives which the CEO is responsible for meeting

The board reviews the corporate targets for which the CEO has responsibility.

Guideline 12 — establish procedures to enable the board to function independently of management

The board meets on a regular basis with the CEO and without other management present, and it meets from time to time without the CEO.

The board acts in a supervisory role and expects management to:

- present a comprehensive annual budget and report on the Trust's financial performance against the annual budget;
- report regularly on the Trust's business and affairs, and on any matters of material consequence for the Trust and its Unitholders; and
- maintain an ongoing review of the Trust's strategies and their implementation in light of evolving conditions.

The Declaration of Trust contains certain provisions requiring the approval of Independent Trustees of related party transactions and certain fundamental matters.

Guideline 13 — establish an audit committee composed only of outside Trustees with specifically defined roles and responsibilities

The Declaration of Trust requires that the Trustees appoint an audit committee to consist of not less than three Trustees, the majority of whom being Independent Trustees. The Declaration of Trust prescribes the mandate of the Audit Committee and includes:

- reviewing the Trust's financial reporting in connection with the annual audit and the preparation of financial statements;
- reviewing the Trust's financial policies and procedures;
- reviewing audit plans of the internal and external auditors; and
- meeting with the internal and external auditors independently of management.

Guideline 14 — implement a system to enable individual Trustees to engage outside advisors at the Trust's expense

The Declaration of Trust provides the power and authority to the Trustees to engage outside advisors at the expense of the Trust.

Management's Responsibility for Financial Reporting

The information in this Annual Report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain amounts based on management's best estimates and careful judgement.

Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. To augment the internal control system, Legacy maintains a program of internal audits covering significant aspects of the operations and the internal audit department reports its findings and recommendations to management and the Audit Committee of the Board of Trustees.

The Board of Trustees carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, the majority being Independent Trustees. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls as well as the actions of management to implement such recommendations.

(Signed)

William R. Fatt
Vice Chairman and
Chief Executive Officer

(Signed)

M. Jerry Patava
Executive Vice President,
Chief Financial Officer
and Treasurer

Auditors' Report

TO THE UNITHOLDERS OF LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

We have audited the consolidated balance sheets of Legacy Hotels Real Estate Investment Trust ("Legacy") as at December 31, 2001 and 2000 and the consolidated statements of operations, retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of Legacy's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Legacy as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed)

PricewaterhouseCoopers L.L.P.
Chartered Accountants
Toronto, Ontario
February 7, 2002

Consolidated Balance Sheets

(in thousands of Canadian dollars)		As at December 31, 2001		As at December 31, 2000
ASSETS				
Current assets				
Cash and cash equivalents	$	**14,696**	$	
Accounts receivable		**35,037**		34,874
Materials and supplies		**5,102**		4,099
Prepaid expenses		**2,968**		2,496
		57,803		41,469
Capital assets (note 4)		**1,432,257**		1,091,549
Goodwill		**39,516**		
Other assets		**12,285**		3,993
	$	**1,541,861**	$	1,137,011
LIABILITIES				
Current liabilities				
Bank indebtedness	$	**–**	$	5,731
Bank loans (note 5)		**–**		109,676
Accounts payable and accrued liabilities		**63,482**		53,972
Current portion of long-term debt (note 6)		**105,048**		238
Other		**132**		132
		168,662		169,749
Long-term debt (note 6)		**576,777**		332,307
Other liabilities		**2,344**		2,111
Future income taxes (note 7)		**48,606**		6,330
		796,389		510,497
UNITHOLDERS' INTEREST				
Unitholders' equity (note 8)		**638,342**		631,058
Contributed surplus (note 8)		**49**		49
Exchangeable shares (note 10)		**126,420**		–
Retained earnings (deficit)		**(19,339)**		(4,593)
		745,472		626,514
	$	**1,541,861**	$	1,137,011

Commitments and contingencies (note 18)

Approved by the Board of the Trustees

(Signed) (Signed)

William R. Fatt *Bryce W. Douglas*
Trustee Trustee

Consolidated Statements of Operations

(In thousands of Canadian dollars except per unit amounts)		For the year ended December 31, 2001		For the year ended December 31, 2000
Operating revenues				
Rooms	$	374,459	$	310,559
Food and beverage		197,185		164,024
Other		35,145		27,148
		606,789		501,731
Operating expenses		402,546		327,195
Gross operating profit		204,243		174,536
Hotel management fees		20,777		22,736
Property taxes, rent and insurance		43,232		30,132
Operating income from hotel operations before undernoted items		140,234		121,678
Other income (note 3)		–		1,118
Other expenses				
Amortization of capital assets		30,846		24,353
Advisory fees		6,264		4,553
Restructuring costs		1,718		–
Other		2,321		1,754
Income before interest expense, income tax expense and goodwill amortization		99,085		92,136
Interest expense, net (note 11)		45,340		29,072
Income before income tax expense and goodwill amortization		53,745		63,064
Income tax expense (recovery) (note 7)				
Current		492		173
Future		(1,538)		(44)
		(1,046)		129
Net income before goodwill amortization		54,791		62,935
Goodwill amortization		1,059		–
Net income for the year	$	53,732	$	62,935
Basic and diluted net income per unit (note 12)	$	0.66	$	1.01

Consolidated Statements of Retained Earnings (Deficit)

(In thousands of Canadian dollars)		For the year ended December 31, 2001		For the year ended December 31, 2000
Retained earnings (deficit) as previously stated	$	(4,593)	$	980
Effect of change in accounting for income taxes		–		(6,374)
Deficit as restated		(4,593)		(5,394)
Net income for the year		53,732		62,935
Distributions in the year		(58,850)		(62,134)
Dividends on exchangeable shares		(9,278)		–
Part VI.1 tax on exchangeable share dividends		(3,510)		–
Part VI.1 tax deduction		3,160		–
Retained earnings (deficit) – at end of year	$	(19,339)	$	(4,593)

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)		**For the year ended December 31, 2001**		For the year ended December 31, 2000
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Net income for the year	$	**53,732**	$	62,935
Items not affecting cash				
Amortization of capital assets		**30,846**		24,353
Goodwill amortization		**1,059**		–
Other		**363**		1,155
Part VI.1 tax		**(3,510)**		–
Future income taxes		**(1,538)**		(44)
Changes in non-cash working capital (note 13)		**5,968**		(3,240)
Cash flow from operating activities		**86,920**		85,159
INVESTING ACTIVITIES				
Acquisitions (note 3)		**(181,711)**		(45,007)
Additions to capital assets		**(60,236)**		(33,558)
Proceeds from sale of capital assets		**106**		60
Other assets		**(3,281)**		(2,652)
Cash flow from investing activities		**(245,122)**		(81,157)
FINANCING ACTIVITIES				
Net proceeds from equity units (note 8)		**7,284**		52,936
Repurchase of units		**–**		(1,222)
Net proceeds from bank loans		**–**		109,676
Repayment of bank loans		**(109,676)**		(44,782)
Repayment of debentures		**–**		(75,000)
Net proceeds from mortgages		**351,500**		
Mortgage payments		**(2,219)**		(216)
Repayment of deferred liabilities		**(132)**		(132)
Distributions to unitholders		**(58,850)**		(62,134)
Dividends on exchangeable shares		**(9,278)**		–
Cash flow from financing activities		**178,629**		(20,874)
Increase (decrease) in cash balance during the year		**20,427**		(16,852)
Cash balance – beginning of year		**(5,731)**		11,121
Cash balance – end of year	$	**14,696**	$	(5,731)
Represented by:				
Cash and cash equivalents		**14,696**		–
Bank indebtedness		**–**		(5,731)
	$	**14,696**	$	(5,731)
SUPPLEMENTAL DISCLOSURE				
Income taxes paid (note 7)	$	**162**	$	1,237
Interest paid	$	**43,117**	$	29,009

December 31, 2001 and 2000

(In thousands of Canadian dollars except per unit amounts)

1. LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

Legacy Hotels Real Estate Investment Trust ("Legacy"), is an unincorporated closed-end real estate investment trust created by a declaration of trust dated as of September 11, 1997, amended and restated as of October 29, 1997 and further amended as of December 4, 2000 (the "Declaration of Trust"). Legacy commenced its operations on November 10, 1997 upon the completion of its initial public offering of 59,244,492 units and a simultaneous offering of Series 1 Debentures. Upon the completion of these offerings, Legacy acquired interests in 11 first class and luxury full service business hotels (the "Initial Hotel Portfolio") from a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR"). Legacy has since acquired interests in 10 additional hotel properties.

The operations of Legacy, including its strategy, investments and management, are subject to the general direction and control of its Trustees, a majority of whom must be independent of Legacy, FHR or any of their affiliates.

The hotel portfolio consists of 21 hotels located in 13 Canadian cities throughout nine provinces. The majority of the properties are owned by Legacy. The Delta Calgary, the Delta Halifax, the Delta Barrington, the Delta Beauséjour and the Delta Ottawa Hotel and Suites are owned subject to long-term land leases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles in all material respects and reflect the following policies.

Basis of consolidation

The consolidated financial statements include the results of operations of Legacy and its subsidiaries, the hotel holding companies, Legacy Hotels Corporation ("LHC") and Legacy EF Inc. ("EF"), all of which are wholly-owned by Legacy. All significant intercompany transactions and balances have been eliminated.

Revenue recognition

Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured.

Cash and cash equivalents

Cash equivalents are highly liquid and have initial terms to maturity of three months or less.

Materials and supplies

Materials and supplies are valued at the lower of cost, determined on a first-in, first-out basis and replacement value.

Capital assets

Capital assets are recorded at cost.

Legacy's policy is to capitalize major renewals and replacements. Interest incurred during the renovation period of major renovations to existing facilities costing over $1,000 is capitalized. Amortization is provided at rates designed to write off the assets over their estimated economic lives except for buildings on leased land which are amortized over the lesser of the term of the lease, including options, and the economic life of the building.

The unamortized portions of capital assets are reviewed regularly and compared with their net recoverable amounts. Based on management's projected undiscounted future cash flows from the related operations, any impairment in value is recorded as a charge to income. The annual rates of amortization are as follows:

Buildings	sinking fund over 20–40 years
Furniture, fixtures and equipment	6%–20% straight line
Leasehold interests	straight-line over term of the leases

Under the sinking-fund method, the cost of the buildings are amortized over a maximum period of 40 years in a series of annual installments increasing at the rate of 5% compounded annually.

The cost of circulating operating equipment such as linen, china, glassware and silver is capitalized and then amortized over a period of 36 months. Replacements are expensed when placed in service.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired, and is amortized on a straight-line basis over the estimated periods of benefit of up to 40 years. Legacy evaluates the carrying value of goodwill for possible impairment on a periodic basis. Goodwill is written down to its net recoverable amount when declines in value are considered to be other than temporary, based upon undiscounted expected cash flows of the respective operation.

Maintenance and repairs

Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Debt discount and other issue expenses

Debt discount and other issue expenses are included as other assets and are amortized over the term of the respective debt issues.

Income taxes

Legacy is taxed as a mutual fund trust for income tax purposes. Pursuant to the Declaration of Trust, all of the taxable income earned directly by Legacy in the period is distributable to unitholders and such distributions are deducted for income tax purposes. Consequently, no provision for income taxes, or the adoption of the liability method of accounting for income taxes is required for Legacy.

Legacy's subsidiaries use the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively-enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized.

Derivatives

Legacy uses derivative products to hedge its exposure to interest rate movements when anticipated financing transactions are probable and the significant characteristics and expected terms are identified. Any gain or loss as a result of the hedging is deferred and amortized as an adjustment to interest expense over the life of the hedged financing instrument. If at any point in time a hedging transaction no longer meets the criteria of a hedge, any gain or loss is recognized in current earnings.

Unit option plan

Legacy has a unit-based compensation plan, which is described in note 9. Under the intrinsic method, compensation expense is not recognized when unit options are granted under the plan. Any consideration paid on exercise of unit options or purchase of units is credited to unitholders' equity.

Net income per unit

Net income per unit is calculated using the weighted-average number of units outstanding during the year. The dilutive effect on net income per unit resulting from the options outstanding under the unit option plan (note 9) is calculated using the treasury stock method.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the reported period. Actual results could differ from those estimates.

Segmented information

Management views operations of the hotels held by Legacy as one operating segment. As a result, the consolidated financial statements are presented as one reportable segment with revenues disclosed separately for rooms, food and beverage and other. Other consists primarily of incidentals.

3. ACQUISITIONS

Legacy completed the following acquisitions in 2001:

On February 1, 2001, Legacy acquired The Fairmont Empress located in Victoria, British Columbia and Fairmont Le Château Frontenac located in Quebec City.

The purchase price has been allocated as follows:

	Total
Working capital deficit	$ (1,904)
Land	29,240
Buildings	270,415
Furniture, fixtures and equipment	11,769
Other assets	5,012
Goodwill	40,575
Future income tax	(46,975)
	$ 308,132

The Fairmont Empress and Fairmont Le Château Frontenac were purchased for an aggregate purchase price of $305.0 million and the assumption of a $1.9 million working capital deficit plus $11.4 million in closing costs from FHR. Under an agreement with FHR, Legacy subsequently received $6.4 million as a purchase price adjustment since certain performance measures were not met. This amount has been included in the purchase price. The purchase price included 14.7 million exchangeable shares of EF at a price of $8.60 per share for $126.4 million and the balance of the purchase price was satisfied in cash. This acquisition was financed through $111.0 million, 8.54% mortgage on Fairmont Le Château Frontenac and $78.0 million, 7.86% mortgage on The Fairmont Empress. Both mortgages will mature in March 2011.

Legacy completed the following acquisitions in 2000:

On June 26, 2000, Legacy acquired the Delta Winnipeg, formerly the Crowne Plaza. Legacy also acquired The Fairmont Winnipeg, formerly The Lombard, effective September 29, 2000, which closed out of escrow on November 19, 2000.

The purchase price has been allocated to each acquisition as follows:

	Delta Winnipeg	The Fairmont Winnipeg	Total
Working capital	$ 303	$ 626	$ 929
Land	4,133	4,706	8,839
Buildings	24,816	24,261	49,077
Furniture, fixtures and equipment	1,605	1,957	3,562
	$ 30,857	$ 31,550	$ 62,407

The Delta Winnipeg was purchased with cash while The Fairmont Winnipeg was purchased for $14,150 in cash and the issuance of 1,986,301 units (note 8).

Legacy entered into an asset management agreement with the vendor of The Fairmont Winnipeg on June 30, 2000. Under this agreement, Legacy was entitled to a fee based on the net income from The Fairmont Winnipeg less interest on the cash portion of the purchase price and the amount of any distributions on units for the period June 30 to November 19, the date when the acquisition received regulatory approval. During this period, Legacy earned $1,118 in fees.

4. CAPITAL ASSETS

	2001			2000
	Cost	Accumulated amortization	Net	Net
Land	**$ 136,282**	**$ –**	**$ 136,282**	$ 107,025
Buildings	**1,189,506**	**(34,915)**	**1,154,591**	862,942
Furniture, fixtures and equipment	**173,010**	**(50,117)**	**122,893**	102,374
Leasehold interests	**22,408**	**(3,917)**	**18,491**	19,208
	$1,521,206	**$ (88,949)**	**$1,432,257**	$ 1,091,549

5. BANK LOANS

LHC has a $30 million revolving operating credit facility designed to provide financing for the operations and Legacy has a $100 million revolving acquisition credit facility designed to provide financing for acquisitions and other capital investments. Borrowings under these credit facilities during the year were unsecured. As at December 31, 2001, there were no amounts drawn under these facilities.

In 2000, Legacy arranged a $125 million term loan. This loan was fully repaid in October 2001 from the proceeds of a new mortgage on The Fairmont Royal York.

6. LONG-TERM DEBT

The components of the balance are as follows:

	2001	2000
5.95%, Series 1B Debentures, due November 2002	$ 100,000	$ 100,000
6.34%, Series 1C Debentures, due November 2004	75,000	75,000
7.08%, Series 1D Debentures, due June 2008	50,000	50,000
6.30%, Series 2A Debentures, due December 2003	50,000	50,000
6.65%, Series 2B Debentures, due December 2005	50,000	50,000
7.96%, Mortgage payable, due November 2011	162,324	—
8.54%, Mortgage payable, due March 2011	109,987	—
7.86%, Mortgage payable, due March 2011	77,209	—
11.00%, Mortgage payable, due March 2010	7,305	7,545
	681,825	332,545
Less: Current portion of long-term debt	105,048	238
	$ 576,777	$ 332,307

Long-term debt is payable over the next five years as follows:

2002	$ 105,048
2003	55,474
2004	80,936
2005	56,438
2006	6,982
Thereafter	376,947
	$ 681,825

Debentures

The unsecured Series 1 and Series 2 Debentures bear a weighted-average annual interest rate of 6.32% and 6.48%, respectively. Interest is payable semi-annually in arrears.

The Series 1B and Series 2A Debentures are not redeemable prior to maturity. The Series 1C, Series 1D and Series 2B Debentures may be redeemable, in whole or in part, at any time, at the option of Legacy, at a redemption price equal to the greater of par and the price of the debentures to yield the appropriate Government of Canada bond rate plus accrued and unpaid interest.

The debentures are direct senior unsecured obligations of Legacy and rank equally with each other and with each series of the outstanding debentures and, subject to statutory preferred exceptions, all other present and future unsecured and unsubordinated indebtedness of Legacy.

New issues of long-term debt are subject to restrictions as to debt ratio and interest coverage as defined in the Trust Indenture. The Trust Indenture also imposes certain restrictions on Legacy and specific subsidiaries relating to the ability to incur debt, pledge assets as security and make distributions other than normal distributions. All such conditions were met during 2001 and 2000.

In addition to these covenants, the Declaration of Trust provides that Legacy shall not incur or assume any indebtedness if, after giving effect to the incurrence or assumption of such indebtedness, the total indebtedness of Legacy on a consolidated basis would exceed 50% of a defined asset base. The Declaration of Trust also provides that at no time shall indebtedness (other than trade payables, accrued expenses and distributions payable) aggregating more than 15% of the asset base be at floating interest rates or have maturities of less than one year, not including that portion of long-term debt falling due in the next 12 months.

Mortgage payable

The mortgages payable are secured by the assets of The Fairmont Royal York, Fairmont Le Château Frontenac, The Fairmont Empress and Delta Centre-Ville, respectively. Interest is compounded semi-annually and payable monthly.

7. INCOME TAXES

LHC and EF account for income taxes under the liability method as described in note 2. These companies were subject to tax on taxable income in 2001 at an effective tax rate of approximately 42%. Current taxes consist solely of large corporations tax expense. To the extent that any Part VI.1 taxes are paid, a deduction in determining taxable income equal to 9/4ths of the Part VI.1 taxes is available.

8. UNITHOLDERS' EQUITY

	2001		2000	
	Units		Units	
Outstanding – beginning of year	67,497	$ 631,058	59,245	$ 561,993
Issued for cash:				
Under the dividend reinvestment plan	677	5,150	–	–
Exercise of options	25	156	–	–
Other	285	1,978	8,386	70,336
Units repurchased during the year	–	–	(134)	(1,271)
Outstanding – end of year	68,484	$ 638,342	67,497	$ 631,058

In October 2001, Legacy issued 284,635 units to a subsidiary of FHR through a private placement for proceeds of $1,978. In March 2002, Legacy issued 236,912 units to a subsidiary of FHR through a private placement for proceeds of $1,978. As this transaction occurred subsequent to year-end, it has not been included in unitholders' equity.

During 2000, Legacy purchased 133,900 units for cancellation for $1,106 pursuant to a normal course issuer bid. Of this amount, $1,271 was charged to unitholders' equity and the difference, net of costs associated with the repurchase, was reflected as contributed surplus. The normal course issuer bid expired in December 2000.

On September 29, 2000, Legacy issued 1,986,501 units at $8.76 per unit as part of the consideration to acquire The Fairmont Winnipeg.

On August 10, 2000, Legacy issued 6,400,000 units at $8.60 per unit, of which FHR acquired 2,900,000 units.

Each unit represents a unitholder's proportionate undivided beneficial interest in Legacy and confers the right to one vote at any meeting of unitholders and to participate pro rata in any distributions by Legacy and, in the event of termination of Legacy, in the net assets of Legacy remaining after satisfaction of all liabilities.

9. UNIT OPTION PLAN

Under Legacy's unit option plan, options to purchase units of Legacy at a price not less than the market value of the units at the grant date may be granted to Trustees, directors of subsidiary corporations and certain key employees. As at December 31, 2001, pursuant to the plan, there were 4,729,724 (2000 – 4,797,224) options to acquire units outstanding. These options expire 10 years after the grant date, from November 2007 to September 2011. Options vest at the rate of 50% after the first two years and the balance one year thereafter. The maximum number of units reserved for issuance under the plan is 5,924,449.

	2001		2000	
	Units	Weighted-Average Exercise Price	Units	Weighted-Average Exercise Price
Outstanding – beginning of year	4,797	$ 9.29	4,307	$ 9.37
Granted	53	8.48	505	8.57
Exercised	(25)	6.25		
Cancelled	(95)	9.12	(15)	7.55
Outstanding – end of year	4,730	$ 9.30	4,797	$ 9.29
Exercisable – end of year	4,012		3,564	

Information relating to unit options as at December 31, 2001 was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$5.65–$6.75	310	7.0	$ 6.15	290	$ 6.12
$8.00–$8.90	903	8.4	8.45	210	8.51
$9.80–$9.95	3,512	7.6	9.80	3,512	9.80
	4,730	7.7	$ 9.30	4,012	$ 9.46

10. EXCHANGEABLE SHARES

The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable from EF as a result of paying the dividends. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders.

11. INTEREST EXPENSE

		2001		2000
Interest on debentures	$	20,582	$	24,314
Mortgage interest		17,468		824
Bank loans and other		7,945		4,226
		45,995		29,364
Less: Capitalized interest		370		–
Interest income		285		292
	$	45,340	$	29,072

12. NET INCOME PER UNIT

Net income per unit is based on the net income available to unitholders divided by the weighted-average number of units and exchangeable shares outstanding during the period.

		2001		2000
Net income per financial statements	$	53,732	$	62,935
Part VI.1 tax, net of deduction		(350)		–
Net income available to unitholders	$	53,382	$	62,935

(thousands)	2001	2000
Weighted-average number of units outstanding – basic	67,621	62,143
Weighted-average number of exchangeable shares outstanding – basic	13,451	–
	81,072	62,143
Dilutive effect of stock options	92	110
	81,164	62,253

13. CHANGES IN WORKING CAPITAL

Details of changes in working capital are:

		2001		2000
(Increase) decrease in accounts receivable	$	4,871	$	(7,360)
Decrease in materials and supplies		30		52
(Increase) decrease in prepaid expenses		(3)		232
Increase in accounts payable and accrued liabilities		1,070		3,836
	$	5,968	$	(3,240)

14. AGREEMENTS

Management agreements

Legacy entered into long-term management agreements in November 1997 with Canadian Pacific Hotels Management Corporation ("CPHMC"), a subsidiary of FHR, to manage the Initial Hotel Portfolio, with an initial term of 50 years and renewal periods of 25 years, exercisable at the option of CPHMC.

Delta provides management services to CPHMC for four of the hotels from the Initial Hotel Portfolio and three other Delta branded hotels. Delta also provides management services to Legacy for four other Delta properties under separate management agreements.

Fairmont Hotels Inc. ("Fairmont"), a subsidiary of FHR provides management services to CPHMC for the remaining seven of the hotels from the Initial Hotel Portfolio, as well as The Fairmont Winnipeg, The Fairmont Empress and Fairmont Le Château Frontenac, under separate management agreements.

Pursuant to these management agreements, CPHMC, Fairmont and Delta are entitled to a base management fee and an incentive management fee. The base management fee ranges from 2% to 3% of total hotel revenues. For the hotels included in the Initial Hotel Portfolio, the incentive fee is based on both the profitability of each of the hotels and the overall profitability of the Initial Hotel Portfolio. The incentive fee is calculated based on net operating income from hotel operations plus depreciation and amortization less capital replacement reserve, in excess

of a threshold amount. In the event that the overall profitability does not exceed that target, the aggregate incentive fee determined on the profitability of each hotel that would otherwise be payable will be deferred. Such deferred incentive fees may become payable in future years. For the 10 hotels acquired subsequent to the Initial Hotel Portfolio, the incentive fee is based on the profitability of each hotel and is calculated on a basis similar to the hotel incentive fee calculation for the Initial Hotel Portfolio.

Advisory agreement

Legacy entered into an advisory agreement in November 1997 with CPHMC to provide operation and administrative services to Legacy and to advise the Trustees regarding major decisions. The initial term has been extended to 11 years and will be automatically renewed for additional terms of five years each, subject to the consent of CPHMC and the majority of the independent Trustees. This agreement was assigned to Fairmont in 1999.

CPHMC is entitled to the following fees:

- an advisory fee equal to 0.40% of the asset base as defined;
- an acquisition fee of 0.65% of the total acquisition price of any additional property acquired by Legacy other than purchased from a related party; and
- a disposition fee of 0.25% of the aggregate sale price of any property sold by Legacy, other than to a related party.

Strategic alliance agreement

Legacy and FHR entered into a strategic alliance agreement in 1997 to co-operate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels.

15. RELATED PARTY TRANSACTIONS

Amounts payable to CPHMC, Fairmont and Delta during the year were as follows:

		2001		2000
Management fees	$	20,777	$	22,726
Advisory fees		6,264		4,553
Acquisition fees		–		382
	$	27,041	$	27,661

CPHMC, Fairmont and Delta provide central reservations, sales and marketing, central procurement, accounting, management information, employee training and other services for which they are reimbursed on a cost recovery basis in accordance with management agreements. In 2001, the total amount charged by CPHMC, Fairmont and Delta was $19,749 (2000 – $17,013).

Included in accounts payable is $4,221 owing to Fairmont and Delta (2000 – $7,728).

16. EMPLOYEE FUTURE BENEFITS

Certain employees of LHC and EF belong to defined contribution plans of Fairmont or Delta. Pension costs under these plans generally equal contributions made during the year. As well, certain employees of LHC and EF participate in various defined benefit plans of FHR. These plans are accounted for as defined contribution plans in that employer contributions would be expensed as incurred. Contributions under these plans are not significant. Pension expense totalled $4,384 (2000 – $3,667).

17. FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The fair values of accounts receivable, accounts payable and accrued liabilities and bank loans approximate their carrying values, due to the relatively short periods to maturity of these instruments.

The fair market values of the debentures and mortgages are as follows:

	2001	2000
Series 1B Debentures	$ 101,000	$ 98,520
Series 1C Debentures	74,250	72,578
Series 1D Debentures	46,000	47,870
Series 2A Debentures	50,500	48,890
Series 2B Debentures	48,500	48,230
11.00% Mortgage payable	8,963	8,689
7.96% Mortgage payable	162,109	—
8.54% Mortgage payable	113,483	—
7.86% Mortgage payable	76,667	

Legacy has determined the estimated fair value of its publicly-traded debt based upon market prices at December 31, 2001. The fair value of other long-term debt is estimated based on rates currently available to Legacy for long-term borrowing with similar terms and conditions.

18. COMMITMENTS AND CONTINGENCIES

Minimum rentals for operating leases are as follows:

2002	$ 8,861
2003	8,757
2004	7,959
2005	6,898
2006	6,471
Thereafter	24,610
	$ 63,556

Certain land and building leases are subject to additional rent based on a percentage of operating revenues.

In accordance with hotel management agreements, the managers are entitled to withhold 4% to 5% (2000 – 4%) of annual operating revenues as a capital replacement reserve to finance ongoing capital expenditures at the properties. This amount is deducted from net income to determine the amount of distributable income.

Contractual commitments in respect of certain 2001 capital projects totalled $8,511 at December 31, 2001 (2000 – $17,379).

19. DISTRIBUTABLE INCOME

Distributable income per unit is based on the number of units and exchangeable shares outstanding at the end of each distribution date and has been calculated in accordance with the terms of the Declaration of Trust as follows:

	2001	2000
Net income	$ 53,732	$ 62,935
Add (deduct)		
Amortization of capital assets	30,846	24,353
Goodwill amortization	1,059	—
Income tax expense	(1,046)	139
Cash flow guarantee	6,400	—
Capital replacement reserve	(27,118)	(20,069)
	$ 63,873	$ 67,348
Distributable income per unit	$ 0.78	$ 1.08
Distributable income per unit on a diluted basis	$ 0.78	$ 1.08
Distribution per unit	$ 0.87	$ 0.98

Distributions and dividends of $68,128 were paid in 2001 (2000 – $62,134).

20. PRIOR PERIOD FIGURES

Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2001.

21. SUBSEQUENT EVENTS

On February 7, 2002, Legacy issued a final short-form prospectus in relation to the February 14, 2002 issuance of $150 million of 7.75% convertible unsecured subordinated debentures due in April 2007. Each debenture is convertible into Legacy units at the option of the holder at a conversion price of $8.75. Proceeds from the offering will be used for the repayment of existing indebtedness, future acquisitions and profit improving projects.

Computershare

Investor Services

Computershare Trust Company of Canada
1800 McGill College Avenue
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Telephone 1-800-332-0095
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Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Emma Thompson
Director, Investor Relations
Legacy Hotels Real Estate Investment Trust
100 Wellington Street West, Suite 1600
TD Centre, P O Box 40
Toronto, Ontario
M5K 1B7

Re **Legacy Hotels Real Estate Investment Trust – Trust Units**
2002 Annual meeting of unitholders

Dear Ms. Thompson,

This letter will serve to confirm that on March 21, 2002, the following material was sent by prepaid mail to each registered unitholder of record of the above Corporation as of March 15, 2002:

- Notice of 2002 Annual Meeting and Management Proxy Circular
- 2001 Annual Report
- Instrument of Proxy
- Prepaid Return Envelope

In addition, copies of the above-mentioned material were sent by overnight courier with a reply card on March 21, 2002 to nominees on behalf of beneficial unitholders that requested material in accordance with National Policy Statement No. 41.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Signed "Sonia Ciavaglia"

Sonia Ciavaglia
Account Administrator,
Stock Transfer Services

Legacy Hotels Real Estate Investment Trust's ("Legacy") portfolio is comprised of 21 luxury and first class hotels and resorts consisting of over 9,500 guestrooms with ownership interests in most major cities across Canada. Legacy's properties cater to an international customer base, attracting both business and leisure guests. The hotels and resorts offer unique experiences, both in quality service and through luxury and first class accommodations and facilities.

More than 60% of gross revenues are generated from room occupancy, supplemented with revenue generated from food and beverage services and other miscellaneous revenue streams such as retail operations, spa facilities, parking, laundry and other services designed to enhance the overall guest experience and increase hotel profitability. Legacy's direct operating expenses include labour, room expenses, food and beverage expenses, administration, advertising, property operations and maintenance and utilities.

As at December 31, 2001, Fairmont Hotels & Resorts ("Fairmont") managed Legacy's 10 luxury hotel properties, which contributed approximately 75% of Legacy's revenues. Fairmont manages a total of 38 luxury city centre and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Plaza in New York City. Late in 2000, the use of the Fairmont brand was extended to all of Legacy's luxury properties in Canada. Legacy's closer association with the Fairmont branded properties in the U.S., Mexico, Bermuda, Barbados and the United Arab Emirates is expected to enhance revenue opportunities through a consistent brand message and increased international recognition.

Delta Hotels ("Delta") manages Legacy's 11 first class hotels, which generate the balance of the revenues. Delta is Canada's largest first class hotel management company, more than twice as large as its next Canadian competitor. It presently manages and franchises 39 first class urban and resort properties across Canada. Over the past several years, the quality of Delta's properties across Canada has improved through the addition of new contracts on full service resorts as well as extensive renovation programs at its existing managed hotels.

Together, the Fairmont and Delta brands provide Legacy with a platform for potential earnings growth and continued expansion through acquisitions of luxury and first class hotels and resorts in Canada and internationally. New acquisitions will afford Legacy the opportunity to further mitigate business cycle risks through both a diverse geographical mix as well as a mix of luxury and first class properties.

Legacy's expansion will be assisted through its strategic alliance agreement with Fairmont Hotels & Resorts Inc. ("FHR"). Under this agreement, Legacy will receive an opportunity to participate in the acquisition of any investment in a city centre or resort property. Additionally, Legacy is provided with a right of first offer in connection with any property that FHR is proposing to sell.

Legacy intends to achieve future growth not only through the acquisition of new properties but also from the investment of capital in selected profit improving projects. By identifying and pursuing opportunities, Legacy will strive to maintain and increase profit margins and cash flow from operations, without compromising the experience offered to guests.

SIGNIFICANT ACQUISITIONS

Since its inception in November 1997, Legacy has expanded its portfolio from 11 to 21 properties throughout Canada.

On February 1, 2001, Legacy acquired The Fairmont Empress and Fairmont Le Château Frontenac from FHR, for $305.0 million plus working capital and closing costs. As part of the transaction, FHR agreed to make a payment of up to $6.4 million if certain performance measures were not met in the resorts' first year of operations under Legacy. Due to the impact of September 11th, Legacy subsequently received the full amount, which was recorded as a purchase price adjustment. A portion of this acquisition was financed through the issuance of 14.7 million exchangeable shares of a special purpose subsidiary corporation, Legacy EF Inc. ("EF"), at a price of $8.60 per share for $126.4 million with the balance satisfied in cash. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less taxes payable by Legacy under Part VI.1 of the *Income Tax Act (Canada)*. Dividends on the exchangeable shares may only be declared if a distribution has been declared on the Legacy units. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at unitholder meetings.

During 2000, Legacy acquired the Delta Winnipeg, formerly the Crowne Plaza, for $29.5 million in cash, plus working capital and acquisition expenses. The Fairmont Winnipeg, formerly The Lombard, was also purchased for a total of $29.0 million plus working capital and acquisition expenses.

The vendor received a combination of $11.6 million in cash and 1,986,301 Legacy units valued at $17.4 million.

REVIEW OF OPERATIONS

Legacy had a challenging year in 2001. Weakening demand throughout the North American hospitality industry was exacerbated by the tragic events of September 11th in the United States. Although the Canadian hotel market was not impacted as severely as the U.S. market, demand was considerably lower in the weeks immediately following the attacks. While performance during the fourth quarter did not achieve 2000 levels, financial results rebounded faster than expected in the last six weeks of 2001.

Revenues

For the year ended December 31, 2001, Legacy earned gross operating revenues of $606.8 million, an increase of $105.1 million or 20.9% compared to $501.7 million in 2000. This growth resulted from the acquisitions of The Fairmont Empress and Fairmont Le Château Frontenac which contributed $96.8 million to revenues, and the full-year effect of The Fairmont Winnipeg and the Delta Winnipeg which contributed an additional $20.2 million to gross operating revenues in 2001. Revenues from these additional hotels helped to offset the decreased revenues at most of the other properties resulting mainly from the weakness in the economy as a whole and the decline in travel during the latter part of the year.

Legacy's portfolio experienced a drop in revenue per available room ("RevPAR") of 1.6% to $107.97 in 2001 from $109.69 in 2000. This is due to a decrease in occupancy of 2.9 points, lessened somewhat by an increase in average daily rate ("ADR") of 2.6%. At the Fairmont managed properties, RevPAR was $123.71 in 2001, down 2.2% from $126.52 in 2000 as a result of a decline in occupancy of 3.7 points and an increase in ADR of 3.1%. At the Delta managed properties, RevPAR was virtually unchanged due to the combination of a decrease in occupancy of 1.6 points and a 2.2% increase in ADR.

The Fairmont Hotel Macdonald and Fairmont The Queen Elizabeth maintained their positive performance despite the current economic slowdown. For the year ended December 31, 2001, RevPAR at the two properties increased 10.9% and 3.2%, respectively. The Vancouver and Calgary markets continue to struggle with excess capacity in their city centres. RevPAR at The Fairmont Hotel Vancouver and The Fairmont Waterfront were down 11.0% and 5.2%, respectively from 2000. In Calgary, RevPAR at The Fairmont Palliser dropped 8.7% due to declines in both occupancy and ADR of 2.6 points and 4.7%, respectively. The Delta Calgary Airport reported RevPAR growth of 6.4% due to a substantial increase in occupancy of 11.9 points.

Net income was $53.7 million in 2001, a decrease of $9.2 million or 14.6% from $62.9 million in 2000, primarily due to additional interest expense resulting from the financing required for the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac.

Operating Expenses

Operating expenses in 2001 increased $75.3 million or 23.0% to $402.5 million. Approximately $73.0 million of the increase can be attributed to the two 2001 acquisitions combined with the full-year effect of the 2000 property acquisitions. In addition, on a same store basis, energy costs were up $1.9 million or 9.3% due to increases in natural gas and oil prices in the early part of the year.

During the year, hotel management fees, both base and incentive, represented approximately 3.4% of revenues compared to 4.5% in 2000. While base management fees increased by approximately $2.8 million, primarily from additional hotels, incentive fees were $4.7 million lower, as certain performance thresholds were not met.

Rent, property tax and insurance increased by $13.1 million or 43.5% to $43.2 million. Additional hotels in the portfolio account for approximately $6.6 million or 50.4% of this increase. The remaining increase relates to increased property tax assessments at many city centre hotels.

Hotel EBITDA

Operating income from hotel operations, or hotel EBITDA, is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations,

however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of hotel EBITDA may be different than the calculation used by other entities. Hotel EBITDA was $140.2 million in 2001, up $18.5 million or 15.3% from $121.7 million in 2000.

The hotel EBITDA margin was 25.1%, down from 24.3% in 2000. While most of the hotels in the Maritimes maintained or increased their margins slightly, margins declined throughout the majority of the remaining portfolio. The declines were greatest in the Vancouver and Calgary markets due to a combination of increased supply in those markets, the overall weaker economy and a high proportion of fixed expenses such as property taxes, insurance and full-time employee wages. This decline was partially offset by the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac whose operating margins are typically higher than the balance of Legacy's portfolio.

Amortization

Amortization expense increased $6.5 million or 26.7% to $30.8 million. This increase is largely due to the addition of The Fairmont Empress and Fairmont Le Château Frontenac, combined with the full-year impact of the two Winnipeg properties which, in aggregate, added $3.6 million. The remainder of the increase is related to capital spending in 2000 and 2001, primarily at The Fairmont Royal York, Fairmont Château Laurier and Fairmont The Queen Elizabeth.

Restructuring Costs

During the latter part of 2001, Legacy incurred restructuring costs of $1.7 million. These costs were a result of adjustments necessary in light of the 2001 economic slowdown and the events in September.

Interest Expense

Interest expense increased $16.3 million in 2001 to $45.3 million mainly as a result of the additional financing arranged for the purchases of The Fairmont Empress and Fairmont Le Château Frontenac.

Income Tax Expense (Recovery)

Current income tax expense represents large corporation taxes payable and has increased over 2000 since the 2001 acquisitions are held in EF, which is subject to large corporation taxes.

The future tax recovery is a provision for Legacy's wholly-owned subsidiaries, Legacy Hotels Corporation and EF. These amounts represent future tax savings of the subsidiary corporations that will ultimately be passed to unitholders through a reduction in the taxable portion of distributions.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash generated in operating activities for the year ended December 31, 2001 was $86.9 million compared with $85.2 million in 2000. Working capital changes generated $6.0 million of cash in 2001 compared with $3.2 million utilized during the prior year. This change was mostly from a reduction of year-end accounts receivable balances. The cash generated from working capital changes was offset partially by the $3.5 million in Part VI.1 tax payable on the exchangeable share dividends.

Financing Activities

Legacy has credit facilities totalling $130.0 million, comprised of a $30.0 million revolving operating credit facility designed to provide financing for the operations and a $100.0 million revolving acquisition credit facility designed to provide financing for acquisitions and other capital investments. These bank facilities are committed to February 2003.

The acquisitions of The Fairmont Empress and Fairmont Le Château Frontenac were financed through long-term mortgages on both resorts. Legacy arranged a $78.0 million, 7.86% mortgage on The Fairmont Empress and a $111.0 million, 8.54% mortgage on Fairmont Le Château Frontenac. Both mortgages mature in March 2011. An additional $162.5 million, 7.96% mortgage on The Fairmont Royal York was obtained during the fourth quarter. This mortgage matures in November 2011. The proceeds of this mortgage were used to repay an existing $125 million short-term loan and fund capital spending in excess of the capital replacement reserve.

Acquisitions and planned capital expenditures in excess of the capital replacement reserve continue to be the primary factors behind the need for increased financing. The level of short-term debt may fluctuate throughout 2002 consistent with Legacy's short-term working capital needs owing to the cyclical nature of hotel revenues.

In September 2001, Legacy's largest investor, FHR, elected to reinvest its distributions to purchase units in accordance with the terms of the distribution reinvestment plan for the third and fourth quarter distributions. FHR plans to reassess this decision on a quarterly basis. The distribution reinvestment, the issuance of an additional 284,635 units to a subsidiary of FHR in October 2001 and the exercising of options throughout the year, resulted in combined proceeds from equity units of $7.3 million.

At December 31, 2001, total debt represented 44.2% of Legacy's total assets, compared with 39.4% at December 31, 2000. Given Legacy's expected cash flow from operations for 2002 and availability of its bank debt, Legacy expects to be able to meet all of its normal operating needs and financial obligations as well as achieve its growth objectives.

In February 2002, Legacy issued $150 million of 7.75% convertible unsecured subordinated debentures due in April 2007. Each debenture is convertible into Legacy units at the option of the holder at a conversion price of $8.75. Legacy can, at its option, repay the principal amount of the debentures on redemption or maturity and pay interest through the issuance of Legacy units. Proceeds from the offering will be used for the repayment of the current portion of long-term debt, future acquisitions and profit improving projects.

Investing Activities

Cash used for other assets was $3.3 million in 2001, compared with $2.7 million in 2000. This use relates mostly to the settlement of a bond forward in respect of the long-term financing arranged on The Fairmont Royal York.

Capital expenditures during the year totalled $60.2 million as compared to $33.5 million in the prior year. Approximately $19.6 million was spent on revenue enhancing expansion projects and $40.6 million on upgrade and maintenance capital.

The Fairmont Empress completed the construction of a full service spa, Willow Stream – the Spa at The Fairmont Empress, which opened in January 2002. During the year, The Fairmont Winnipeg finished renovations to its ballroom and seven floors of guestrooms including the Fairmont Gold floor (originally Entrée Gold). Fairmont The Queen Elizabeth completed the first phase of its multi-phase guestroom and corridor renovation program earlier in 2001 and began phase two, which includes its Fairmont Gold floor. The Fairmont Royal York completed renovations of its mezzanine level, lobby, meeting rooms and signature restaurant.

The Delta Winnipeg recently finished a major renovation program, which included guestroom and corridor upgrades, two Signature Club floors and lounge and the renovation of the hotel's meeting rooms, lobby, restaurant and lounge.

Budgeted expenditures for 2002 include $27.9 million for normal maintenance capital and $21.6 million for revenue enhancing projects. It is anticipated that the maintenance capital requirements will be funded by the 2002 capital replacement reserves, which typically range from 4% to 5% of gross revenue.

Revenue enhancing projects budgeted for 2002 include the continuation of guestroom, corridor and convention floor refurbishments at Fairmont The Queen Elizabeth, the guestroom conversion and the renovation of the Imperial Room at The Fairmont Royal York, continuing refurbishment to guestrooms at The Fairmont Winnipeg and the upgrade of the health club at the Delta Winnipeg.

Throughout the portfolio, an effort was made to take advantage of decreased occupancy during the latter part of 2001 to complete existing refurbishment and expansion projects, thus minimizing guest inconvenience. Many of the projects described above should be completed in early 2002. It is expected that the benefits from this effort will begin to be realized in 2002 and beyond.

DISTRIBUTION TO UNITHOLDERS

Distributable income was $63.9 million in 2001, a decrease of $3.5 million or 5.2% over 2000. Distributable income is calculated as net income before amortization, income taxes and special charges less the capital replacement reserve. This amount

is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income, which is distributed to unitholders. In 2001, the cash flow guarantee was included in the calculation of distributable income since this amount was treated as an adjustment to Legacy's taxable income. The cash flow guarantee was a one-time cash payment of $6.4 million received during the year as a result of the purchase of The Fairmont Empress and Fairmont Le Château Frontenac from FHR, as certain performance measures were not achieved. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees.

Distributions in 2001 were $68.1 million, or $0.87 per unit, a decrease of $0.11 per unit from 2000. The 2002 distribution is estimated to be $0.74 per unit, a level which management feels is sustainable. Legacy distributed approximately 106.7%, 92.3% and 88.2% of distributable income in 2001, 2000 and 1999 respectively.

In 2001, approximately 43% of the total distribution is taxable to the recipient. The balance of the distribution is a return of capital thus reducing the adjusted cost base ("ACB") of a unit. The ACB is used by unitholders in calculating the capital gain or loss on the disposition of Legacy units, assuming that the units are held as capital property.

Based on the current portfolio, approximately 65% of the estimated 2002 distribution of $0.74 per unit will be taxable, with the balance being a return of capital for those units held as capital property. Additional investment activities may cause this estimate to vary.

OPERATING RISKS

Legacy, as an owner of luxury and first class hotel properties, is subject to the risks associated with such investments, some of which are detailed below.

Real Property Ownership and Growth Opportunities

Significant fixed expenditures, including property taxes, maintenance costs, debt service costs and land and building lease costs are incurred regardless of income produced. Legacy may also be subject to risks associated with debt refinancing, as new interest rates and covenants are subject to market conditions and may not be as favourable as existing terms.

The lack of supply of luxury and first class hotels available for acquisition at a favourable price and in target markets may also limit growth of the portfolio.

Under various federal and provincial environmental laws, owners of property may be liable for the costs of removal or remediation of toxic substances on owned property. Legacy continues to monitor and address environmental matters and has a comprehensive management program in place to ensure environmental risks are minimized.

Hotel Industry

Hotel ownership is subject to risks inherent in the industry. The industry is subject to changes in general and local economic conditions, seasonal variations in cash flow, overbuilding of new hotels, varying demand levels for rooms and related services, changes in the availability and cost of labour, currency fluctuations, changes in, and the impact of, world events on travel patterns and trends as well as technology and service requirements. The industry is highly competitive, with hotels competing not only in their local markets against similar classes of hotels, but competing nationally and internationally against limited and full service hotels.

Labour Relations

Currently, Legacy has unionized employees at 15 of its hotels, representing over 5,000 of Legacy's 8,200 employees. These properties are covered by 20 collective agreements with 10 different unions. In 2001, five labour contracts expired, two of which were settled at what management believes were prevailing market rates during the year. The remaining three contracts expired late in 2001 and will be renegotiated in early 2002. Nine contracts expire in 2002 at the following properties: The Fairmont Empress, The Fairmont Hotel Vancouver, the Delta Bessborough, The Fairmont Royal York, Fairmont The Queen Elizabeth, Delta Centre-Ville (2), Fairmont Le Château Frontenac and the Delta Halifax. Although Legacy cannot predict the outcome of contract negotiations, it continues to maintain favourable partnerships with its employees in conjunction with employee programs through Fairmont and Delta.

OUTLOOK

The economic slowdown in North America and events of September 11th had a negative impact on Legacy's performance in 2001. The extent of any continuing impact on 2002 results is difficult to determine at this time. Assuming a gradual improvement in the economy and a return to more normal travel patterns over the course of the year, Legacy's performance should recover accordingly. The lower Canadian dollar vis-à-vis the U.S. dollar, combined with the perception that Canada is a safe destination, should continue to attract a larger base of international travellers and encourage more Canadians to travel within the country.

Legacy is committed to improving unitholder value through stable and growing cash distributions. This will be accomplished through continued investment in revenue enhancing projects at its current portfolio and capitalizing on acquisition opportunities.

Legacy will continue to review potential acquisitions both within and outside Canada. Through its strategic alliance agreement with FHR, Legacy may be provided with opportunities to acquire high quality hotels and resorts from FHR's portfolio. In light of current market conditions, the previously announced discussions between Legacy and FHR relating to the purchase of The Fairmont Chateau Whistler have been temporarily postponed but are anticipated to resume in the latter half of 2002.

Despite the recent challenges experienced within the lodging industry, the underlying value of Legacy's portfolio and the brands supporting them should facilitate a recovery once economic conditions improve. Legacy remains well positioned for stability and continued long-term growth in operating and financial performance.

Forward-Looking Information

This Annual Report contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan" or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking assumptions will not be achieved by Legacy. By its nature, Legacy's forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations; and technological changes.

Legacy undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting such information.

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
DECLARES FIRST QUARTER DISTRIBUTION IN 2002**

Toronto, March 11, 2002 -- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSE: LGY.UN) today announced its first quarter distribution to unitholders. The distribution is $0.185 per unit to unitholders of record as of March 28, 2002. Payment will be made on or about April 20, 2002. The distribution is consistent with that of the fourth quarter of 2001. The tax allocation for the 2001 distributions is now available on Legacy's website (www.legacyhotels.ca).

Fairmont Hotels & Resorts Inc. ("FHR")(TSE and NYSE: FHR), Legacy's largest investor with an approximate 35% interest, will again elect to receive units instead of cash in accordance with the terms of Legacy's Distribution Reinvestment Plan. FHR indicated that its decision reflects its continued confidence in Legacy and its view of the underlying value of Legacy's units. Any Legacy unitholders wishing to receive units instead of a cash distribution must complete their election to participate in the Distribution Reinvestment Plan by March 28, 2002.

Legacy will release its results for the first quarter ended March 31, 2002 in mid-April. The annual meeting will be held at The Fairmont Royal York on Tuesday, April 23, 2002 at 10:00 a.m. Eastern Time.

Legacy is Canada's premier hotel real estate investment trust with 21 luxury and first class hotels across Canada with over 9,500 rooms. Fairmont Hotels & Resorts manages the 10 luxury hotels and Delta Hotels manages the 11 first class properties.

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Contact: Emma Thompson
Executive Director Investor Relations
Tel: (416) 874-2485 / Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

February 18, 2002

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator of Securities - New Brunswick
Nova Scotia Securities Commission
Prince Edward Island Department of Provincial Affairs
Securities Commission of Newfoundland
Toronto Stock Exchange - Market Services

Dear Sir/Madam:

Re: Notice of Meeting and Record Date
Legacy Hotels Real Estate Investment Trust - LGY.UN

Please be advised that the Annual Meeting of the Unitholders of the Trust be held on April 23, 2002 at 10:00 a.m. at the Royal York Hotel, 100 Front Street West, Toronto, and that notice of the meeting be provided to Unitholders of record as at 5:00 p.m. on March 15, 2002.

Yours very truly,

(signed) Terence P. Badour
Secretary

c.c. Mr. M. Thompson, Computershare Trust Company of Canada

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST COMPLETES $150 MILLION CONVERTIBLE DEBENTURE OFFERING

TORONTO, February 14, 2002 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSE symbol: LGY.UN) today completed the previously announced $150 million convertible unsecured subordinated debenture offering. The 7.75% convertible debentures are due April 1, 2007 and each debenture will be convertible into Legacy units at the option of the holder at any time at a conversion price of $8.75. Proceeds from the offering will be used for the repayment of existing indebtedness, future acquisitions, profit improving projects and for general purposes.

RBC Capital Markets led the syndicate of underwriters, which included CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc.

Legacy is Canada's premier hotel real estate investment trust with 21 luxury and first class hotels across Canada with over 9,500 rooms. Fairmont Hotels & Resorts manages the 10 luxury hotels and Delta Hotels manages the 11 first class properties.

The securities offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of securities in the U.S.

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Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold by the Underwriters within the United States of America or to U.S. persons. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request and without charge from the Secretary of Legacy Hotels Real Estate Investment Trust, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7 (telephone (416) 874-2851). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of this permanent information record may be obtained from the Secretary of the issuer at the above-mentioned address and telephone number.*

New Issue | **Short Form Prospectus** | **February 7, 2002**

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

$150,000,000
7.75% Convertible Unsecured Subordinated Debentures due 2007

To be dated February 14, 2002 | **To mature April 1, 2007**

The 7.75% Convertible Unsecured Subordinated Debentures due 2007 (the "Debentures") of Legacy Hotels Real Estate Investment Trust (the "Trust") will be dated February 14, 2002 and will mature on April 1, 2007. Interest on the Debentures will accrue from the date of the closing of this offering and will be payable semi-annually in arrears on April 1 and October 1 in each year commencing October 1, 2002. Further particulars concerning the attributes of the Debentures are set out under "Details of the Offering".

Conversion Privilege

Each Debenture will be convertible into units of the Trust (the "Units") at the option of the holder at any time prior to the close of business on the earlier of April 1, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $8.75 per Unit (the "Conversion Price"), subject to adjustment in accordance with the terms of the trust indenture governing the terms of the Debentures. In the event that a holder of Debentures exercises its conversion right following a notice of redemption by the Trust, such holder of Debentures will, in addition to the applicable number of Units to be received on conversion, be entitled to receive accrued and unpaid interest for the period from the latest interest payment date to the date of conversion. Further particulars concerning the conversion privilege, including provisions for the adjustment of the Conversion Price in certain events are set out under "Details of the Offering — Conversion Privilege". **A holder of Debentures will not be entitled to deferred tax treatment on the conversion, redemption or repayment at maturity of such Debentures. See "Canadian Federal Income Tax Considerations".**

The Debentures may not be redeemed by the Trust prior to April 1, 2004. Thereafter, the Debentures may be redeemed by the Trust, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted-average trading price of the Units on the Toronto Stock Exchange (the "TSE") for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given exceeds 115% of the Conversion Price. Subject to regulatory approval, the Trust may, at its option, repay the principal amount of the Debentures on redemption or at maturity through the issuance of freely-tradeable Units. Further particulars of the interest, redemption, repurchase and maturity provisions of the Debentures are set out under "Details of the Offering".

The TSE has conditionally approved the listing of the Debentures and the Units issuable upon the conversion, redemption or maturity of the Debentures. Listing is subject to the Trust fulfilling all of the requirements of the TSE on or before April 30, 2002.

The Debentures and the Units into which the Debentures are convertible, will not, at the date of closing of this offering, be precluded as investments under certain statutes. See "Eligibility for Investment".

The Trust is an unincorporated closed-end real estate investment trust governed by the laws of the province of Alberta that owns a portfolio of luxury and first class full service hotels and resorts located in major centres across Canada. The hotel operations associated with the hotel properties are carried on by wholly-owned subsidiaries of the Trust. See "Business of the Trust". **The Trust is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.**

The outstanding Units are listed on the TSE under the symbol LGY.UN. On January 29, 2002, the date of the announcement of this offering, the closing price of the Units on the TSE was $8.20.

Price: 100% plus accrued interest, if any

	Price to the Public[1]	Underwriters' Fee	Net Proceeds to the Trust[1][2]
Per Debenture	$1,000	$35	$965
Total	$150,000,000	$5,250,000	$144,750,000

(1) Plus accrued interest, if any from February 14, 2002 to the date of delivery.

(2) Before deducting expenses of issue, estimated to be $300,000 which, together with the Underwriters' Fee will be paid from the general funds of the Trust.

RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. (collectively, the "Underwriters"), as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued and delivered by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by McCarthy Tétrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. At the closing of this offering, the Debentures will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited ("CDS"). Holders of beneficial interests in the Debentures will not have the right to receive physical certificates evidencing their ownership of Debentures. It is expected that the closing of this offering of Debentures will occur on or about February 14, 2002, or such other date as the Trust and the Underwriters may agree, but not later than February 28, 2002.

RBC Dominion Securities Inc. is a wholly-owned subsidiary of a Canadian chartered bank which is a lender to the Trust. Accordingly, under applicable securities laws, the Trust may be considered to be a "connected issuer" of RBC Dominion Securities Inc. and such bank in connection with this offering. Further particulars are set out under "Plan of Distribution".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Trust, which have been filed with the securities commissions and other similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus (the "Prospectus"):

(a) the annual information form of the Trust dated May 18, 2001 for the year ended December 31, 2000 (the "2000 AIF");

(b) the Management's Discussion and Analysis and the audited consolidated financial statements of the Trust for the year ended December 31, 2000, together with the notes thereto and the auditors' report thereon, as contained in the 2000 Annual Report to Unitholders;

(c) the management proxy circular of the Trust dated March 20, 2001 in respect of the annual meeting of Unitholders held on April 24, 2001;

(d) the Management's Discussion and Analysis and the unaudited consolidated interim financial statements of the Trust contained in the third quarter report to Unitholders for the three- and nine-month periods ended September 30, 2001; and

(e) the press release of the Trust dated January 23, 2002 announcing the Trust's unaudited financial results for the three-month period and the year ended December 31, 2001.

Any annual information forms, material change reports (excluding confidential material change reports), press releases, unaudited consolidated interim financial statements, audited annual consolidated financial statements, interim and annual Management's Discussion and Analysis and information circulars (excluding those portions which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators are not required to be incorporated by reference) filed by the Trust with the various securities commissions or similar authorities in the provinces of Canada pursuant to the requirements of applicable securities legislation after the date of this Prospectus and prior to the termination of the distribution of the Debentures shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to

the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Prospectus.

ELIGIBILITY FOR INVESTMENT

Eligibility of the Debentures offered hereby for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein and to compliance with certain restrictions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
Supplemental Pension Plans Act (Quebec)
An Act respecting insurance (Quebec) (in respect of insurers, as defined therein, other than a guarantee fund corporation)
An Act respecting trust companies and savings companies (Quebec) (for a trust company investing its own funds and deposits it receives or a savings company, as defined therein, which invests its own funds)
Employment Pension Plans Act (Alberta)
Financial Institutions Act (British Columbia)
The Pension Benefits Act (Manitoba)
The Pension Benefits Act, 1992 (Saskatchewan)

In the opinion of McCarthy Tétrault LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations", the Debentures and Units will be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder (the "Tax Act") for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan (other than, with respect to the Debentures, a trust governed by a deferred profit sharing plan to which contributions are made by the Trust or a corporation with which the Trust does not deal at arm's length within the meaning of the Tax Act).

THE TRUST

The Trust is an unincorporated closed-end real estate investment trust created pursuant to a declaration of trust dated as of September 11, 1997, as amended and restated as of October 29, 1997 and December 4, 2000 (the "Declaration of Trust"). The business of the Trust consists of investing in luxury and first class full service hotels and resorts and leasing them to Legacy Hotels Corporation (the "Operator"), a wholly-owned subsidiary of the Trust incorporated under the laws of Canada.

The Trust commenced operations on November 10, 1997 upon the completion of its initial public offering of 59,244,492 Units and a simultaneous offering of Series 1 Debentures. Contemporaneously with the completion of these offerings, the Trust acquired interests in 11 luxury and first class full service business hotels from Canadian Pacific Properties Inc. During 1998 and 1999, the Trust acquired interests in six additional hotel properties. In June, 2000, the Trust acquired the Winnipeg Crowne Plaza, now the Delta Winnipeg, located in Winnipeg, Manitoba, and in September, 2000, the Trust acquired The Lombard, now The Fairmont Winnipeg, also located in Winnipeg, Manitoba. The Trust's management has identified the resort and destination hotel sectors as a business opportunity with good growth prospects and towards that end, on February 1, 2001, the Trust indirectly acquired The Fairmont Empress, located in Victoria, British Columbia and Fairmont Le Château Frontenac, located in Quebec City, Quebec. The Trust's investments currently comprise 21 hotels located in 13 cities and nine Canadian provinces (the "Hotel Portfolio"), representing 9,557 guest rooms.

Although the Trust qualifies as a "mutual fund trust" as defined by the Tax Act, the Trust does not have a provision for the redemption of Units and is not a "mutual fund" as defined by applicable securities legislation.

The head office of the Trust is located at Suite 1070, Gulf Canada Square, 401-9th Avenue S.W., Calgary, Alberta, T2P 3C5 and the principal place of business of the Trust is located at 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7.

BUSINESS OF THE TRUST

Structure of the Trust

The Trust is the beneficial owner or lessee of each of the hotel properties comprising the Hotel Portfolio. The legal title or leasehold interest in such properties is held by wholly-owned subsidiaries of the Trust, which act as bare trustees on behalf of the Trust or one or more subsidiaries of the Trust. The operations of the Trust, including its strategy, investments and management, are subject to the general direction and control of its trustees (the "Trustees"), a majority of whom must be independent of the Trust, the Operator, Fairmont Hotels & Resorts Inc. ("FHR") or any affiliate thereof (the "Independent Trustees"). With the exception of The Fairmont Empress and Fairmont Le Château Frontenac, the hotel operations associated with the Hotel Portfolio are carried on by the Operator, which leases the Hotel Portfolio from the Trust and employs an operating staff consisting of experienced service, operating, maintenance, supervisory and support employees.

The Trust and Canadian Pacific Hotels Management Corporation ("CPHMC") are parties to an advisory agreement dated as of November 10, 1997, as amended December 4, 2000 (the "Advisory Agreement"). The day-to-day operation and administration of the Trust is carried out by CPHMC in its capacity as advisor to the Trust (the "Advisor") in accordance with operating policies established by the Trustees. The Advisor also advises the Trust regarding major decisions, subject to the direction and control of the Trustees. The Advisory Agreement provides the Trust with access to the Advisor's market knowledge and expertise to assist the Trustees in their management and investment decisions. The Advisor uses the knowledge and experience of the officers and key employees of Fairmont Hotels Inc. ("Fairmont"), a 67% owned subsidiary of FHR.

Each of the hotels in the Hotel Portfolio is managed by Fairmont, Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, or CPHMC, in its capacity as hotel manager. See "Business of the Trust — The Hotel Portfolio". Fairmont and Delta provide management services to CPHMC under separate agreements dated as of June 15, 1999 (the "Fairmont Services Agreement") and November 4, 1998 and June 15, 1999 (collectively, the "Delta Services Agreement"), respectively. Under the Fairmont Services Agreement and the Delta Services Agreement, CPHMC has access to the expertise of certain employees, as well as other support, facilities and services provided by Fairmont and Delta. This enables CPHMC to fulfill its obligations under its management agreements with the Operator.

The Hotel Portfolio benefits from the brand identities associated with the Fairmont and Delta names. Fairmont is the largest luxury hotel management company in North America and its brand is internationally recognized. Delta is the largest first class hotel management company in Canada. The Trust also benefits from global reservation capabilities, customer loyalty, advertising, service reputation and modern technology offered by Fairmont and Delta.

The Trust, the Operator, Fairmont and CPHMC are parties to a strategic alliance agreement dated as of November 10, 1997, as amended December 4, 2000, which provides for co-operation in certain areas related to the purchase and sale of hotels, the development of new hotels which may be considered for investment by the Trust and other areas related to the ownership and management of hotels. This strategic alliance is founded on the premise that the interests of these parties are aligned in certain areas and that co-operation in certain endeavours is to their mutual advantage. The Trust believes that it benefits from its access to the broad expertise and full range of corporate services available to it through FHR, Fairmont and Delta, which collectively have ownership interests in 20 luxury and first class hotels and resorts and have 77 luxury and first class hotels and resorts under management, franchise or licence.

The Hotel Portfolio

The Hotel Portfolio is geographically diversified, currently comprising 21 hotels located in 13 cities and nine Canadian provinces. The following table describes the Hotel Portfolio:

Fairmont Hotels & Resorts Property	Year Opened	Total Rooms	Total Suites	Fairmont Gold Rooms	Meeting Rooms/ Sq. Footage
The Fairmont Empress *Victoria, British Columbia*	1908	476	65	36	6/10,000
The Fairmont Hotel Vancouver *Vancouver, British Columbia*[(1)]	1939	556	38	36	15/38,000
The Fairmont Waterfront *Vancouver, British Columbia*[(1)]	1991	489	29	47	14/24,000
The Fairmont Palliser *Calgary, Alberta*[(1)]	1914	405	17	44	14/21,500
The Fairmont Hotel Macdonald *Edmonton, Alberta*[(1)]	1915	198	18	—	7/10,600
The Fairmont Winnipeg *Winnipeg, Manitoba*	1970	340	20	36	13/20,000
The Fairmont Royal York *Toronto, Ontario*[(1)]	1929	1,365	71	85	43/65,000
Fairmont Château Laurier *Ottawa, Ontario*[(1)]	1912	429	45	35	16/33,000
Fairmont The Queen Elizabeth *Montreal, Quebec*[(1)]	1958	1,050	100	79	29/47,200
Fairmont Le Château Frontenac *Quebec City, Quebec*	1893	618	37	55	14/21,500
		5,926	440	453	

Delta Hotels & Resorts Property	Year Opened	Total Rooms	Total Suites	Signature Club Rooms	Meeting Rooms/ Sq. Footage
Delta Calgary Airport *Calgary, Alberta*[(1)]	1979	296	12	—	15/19,500
Delta Bessborough *Saskatoon, Saskatchewan*[(1)]	1935	225	19	—	13/20,000
Delta Winnipeg *Winnipeg, Manitoba*	1974	390	7	51	13/18,100
Four Points Hotel Toronto Airport *Mississauga, Ontario*	1978	296	6	—	21/12,400
Delta Toronto East *Toronto, Ontario*	1982	368	7	20	27/22,000
Delta Ottawa Hotel and Suites *Ottawa, Ontario*[(1)]	1976	328	55	23	15/12,000
Delta Centre-Ville *Montreal, Quebec*[(1)]	1977	711	24	128	25/22,600
Delta Beauséjour *Moncton, New Brunswick*[(1)]	1972	310	9	—	14/24,000
Delta Halifax *Halifax, Nova Scotia*[(1)]	1974	296	2	—	12/9,000
Delta Barrington *Halifax, Nova Scotia*	1980	200	1	31	7/6,700
Delta Prince Edward *Charlottetown, P.E.I.*[(1)]	1984	211	—	—	13/25,000
		3,631	142	253	
	Total	9,557			

(1) Managed pursuant to services agreements with CPHMC.

PRICE RANGE AND TRADING VOLUME OF UNITS

The Units are traded on the TSE under the symbol "LGY.UN". The aggregate volume of trading and price ranges of the Units for the past 12 months are set forth in the following table:

Period	High	Low	Volume
2001			
January	$8.80	$8.40	2,141,151
February	$8.80	$8.35	1,980,005
March	$9.15	$8.60	1,441,479
April	$9.00	$8.75	2,360,600
May	$8.89	$8.56	3,040,624
June	$9.15	$8.65	2,606,239
July	$8.85	$8.46	2,017,918
August	$8.95	$8.70	2,404,340
September	$8.90	$6.40	4,259,251
October	$7.45	$6.80	3,179,743
November	$7.78	$6.88	2,228,395
December	$8.45	$7.80	2,003,596
2002			
January 1-29	$8.50	$8.05	2,710,843

On January 29, 2002, the date of the announcement of this offering, the closing price of the Units on the TSE was $8.20.

PROCEEDS OF THE OFFERING

The estimated net proceeds to the Trust from the sale of Debentures, after deducting the Underwriters' Fee and the expenses of issue, will amount to $144,450,000. Such proceeds will be used to reduce existing indebtedness, fund acquisitions, fund profit improving projects and for general purposes.

DETAILS OF THE OFFERING

The following description of the Debentures is a brief summary of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to a trust indenture to be dated the date of closing of this offering. The following summary uses words and terms which will be defined in such indenture. For full particulars, reference is made to the Indenture.

The Debentures will be issued under and pursuant to the provisions of a trust indenture (the "Indenture") to be dated the date of closing of this offering between the Trust and Computershare Trust Company of Canada (the "Debenture Trustee"). The Debentures will be limited in the aggregate principal amount to $150,000,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures, issue additional debentures in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof. At the closing of this offering, the Debentures will be available for delivery in book-entry form only through the facilities of CDS. Holders of beneficial interests in the Debentures will not have the right to receive physical certificates evidencing their ownership of Debentures except under certain circumstances described under "Details of the Offering — Book Entry, Delivery and Form". No fractional Debentures will be issued.

The Debentures will bear interest from the date of issue at 7.75% per annum, which will be payable semi-annually on April 1 and October 1 in each year, commencing with October 1, 2002; the first payment will include accrued and unpaid interest for the period from the closing of this offering to October 1, 2002. Interest will be payable based on a 365-day year. The interest on the Debentures will be payable in lawful money of Canada as specified in the Indenture. At the option of the Trust, the Trust may deliver Units to the Debenture Trustee who shall sell such Units on behalf of the Trust, but in any event, the holders of Debentures shall be entitled to receive cash payments equal to the interest otherwise payable on the Debentures. See "Details of the Offering — Interest Payment Election".

The principal on the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Units as further described under "Details of the Offering — Payment upon Redemption or Maturity" and "Details of the Offering — Redemption and Purchase".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Details of the Offering — Subordination". The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

The Debentures will be transferable, and may be presented for conversion, at the principal offices of the Debenture Trustee in Toronto, Ontario, Montreal, Quebec and Calgary, Alberta.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid, non-assessable and freely-tradeable Units at any time prior to 5:00 p.m. (Toronto time) on the earlier of April 1, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $8.75 per Unit (the "Conversion Price"). No adjustment will be made for distributions on Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures following a notice of redemption by the Trust shall be entitled to receive, in addition to the applicable number of Units, accrued and unpaid interest in respect thereof for the period up to the date of conversion from the latest Interest Payment Date.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Units; (b) the distribution of Units to holders of Units by way of distribution or otherwise other than an issue of securities to holders of Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Units entitling them to acquire Units or other securities convertible into Units at less than 95% of the then current market price (as defined below under "Details of the Offering — Payment upon Redemption or Maturity") of the Units; and (d) the distribution to all holders of Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if, subject to prior regulatory approval, the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or change (other than a change resulting only from consolidation or subdivision) of the Units or in case of any amalgamation, consolidation or merger of the Trust with or into any other entity, or in the case of any sale, transfer or other disposition of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, the terms of the conversion privilege shall be adjusted so that each Debenture shall, after such reclassification, change, amalgamation, consolidation, merger or sale, be exercisable for the kind and amount of securities or property of the Trust, or such continuing, successor or purchaser entity, as the case may be, which the holder thereof would have been entitled to receive as a result of such reclassification, change, amalgamation, consolidation, merger or sale if on the effective date thereof it had been the holder of the number of Units into which the Debenture was convertible prior to the effective date of such reclassification, change, amalgamation, consolidation, merger or sale.

No fractional Units will be issued on any conversion of the Debentures but in lieu thereof the Trust shall satisfy such fractional interest by a cash payment equal to the current market price of such fractional interest.

Payment upon Redemption or Maturity

On redemption or at April 1, 2007 ("Maturity"), the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days' and not less than 40 days' prior notice and subject to any required regulatory approvals, unless an Event of Default (as hereinafter defined) has occurred and is continuing, elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or which have matured by

issuing Units to the holders of the Debentures. The number of Units to be issued will be determined by dividing the principal amount of the Debentures by 95% of the current market price of the Units on the date fixed for redemption or the maturity date, as the case may be. No fractional Units will be issued to holders of Debentures but in lieu thereof the Trust shall satisfy such fractional interest by a cash payment equal to the current market price of such fractional interest.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Units on the TSE for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.

Interest Payment Election

Unless an Event of Default (as defined below) has occurred and is continuing, the Trust may elect, from time to time, subject to applicable regulatory approval, to issue and deliver freely-tradeable Units to the Debenture Trustee in order to raise funds to satisfy the Trust's obligations to pay interest on the Debentures in accordance with the Indenture (the "Unit Interest Payment Election") in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Units by the Debenture Trustee. The Indenture will provide that, upon such election, the Debenture Trustee shall (i) accept delivery of Units from the Trust, (ii) accept bids with respect to, and consummate sales, of, such Units, each as the Trust shall direct in its absolute discretion, (iii) invest the proceeds of such sales in short-term Canadian Government Obligations, which mature prior to the applicable Interest Payment Date; (iv) deliver proceeds to holders of Debentures sufficient to satisfy the Trust's interest payment obligations; and (v) perform any other action necessarily incidental thereto. The amount received by a holder in respect of interest will not be affected by whether or not the Trust elects to utilize the Unit Interest Payment Election.

Redemption and Purchase

The Debentures will not be redeemable on or before April 1, 2004. Thereafter, the Debentures will be redeemable, in whole at any time or in part from time to time, at the option of the Trust on at least 30 days' prior notice at a price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price preceding the date upon which the notice of redemption is given is at least 115% of the Conversion Price.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract subject to regulatory requirements; provided, however, that if an Event of Default has occurred and is continuing, the Trust will not have the right to purchase the Debentures by private contract.

Cancellation

All Debentures converted, redeemed or purchased as aforesaid will be cancelled and may not be reissued or resold.

Subordination

The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, in the circumstances referred to below and more particularly as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture as all indebtedness of the Trust (whether outstanding as at the date of the Indenture or thereafter incurred) which, by the terms of the instrument creating or evidencing the indebtedness, is not expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, all creditors entitled to Senior Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or

benefit (including, without limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (i) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (ii) at any time when a default has occurred under the Senior Indebtedness and is continuing and which permits the holders of Debentures to accelerate the maturity thereof, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be subordinate to claims of creditors of the Trust.

Put Right upon a Change of Control

Upon the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the outstanding Units by any person or group of persons acting jointly or in concert other than FHR and its affiliates (a "Change of Control"), each holder of Debentures may require the Trust to purchase, on the date which is 30 days following the giving of notice of the Change of Control as set out below (the "Put Date"), the whole or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof (the "Put Price") plus accrued and unpaid interest to the Put Date.

If 90% or more in the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered for purchase on the Put Date, the Trust will have the right to redeem all the remaining Debentures on such date at the Put Price, together with accrued and unpaid interest to such date. Notice of such redemption must be given to the Debenture Trustee prior to the Put Date and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered for purchase.

The Indenture will contain notification provisions to the following effect that:

(a) the Trust will promptly give written notice to the Debenture Trustee of the occurrence of a Change of Control and the Debenture Trustee will thereafter give to the holders of Debentures a notice of the Change of Control, the repayment right of the holders of Debentures and the right of the Trust to redeem untendered Debentures under certain circumstances; and

(b) a holder of Debentures, to exercise the right to require the Trust to purchase its Debentures, must deliver to the Debenture Trustee, not less than five business days prior to the Put Date, written notice of the holder's exercise of such right, together with a duly endorsed form of transfer.

The Trust will comply with the requirements of Canadian securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the Debentures in the event of a Change of Control.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all holders of Debentures resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the then outstanding Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the then outstanding Debentures. In certain cases, the modification will, instead of or in addition to, require assent by the holders of the required percentage of Debentures of each particularly affected series. Under the Indenture, the Debenture Trustee will have the right to make certain amendments to the Indenture in its discretion, without the consent of the holders of Debentures.

Events of Default

The Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if certain events described in the Indenture occur, including if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (i) failure for 15 days to pay interest on the Debentures when due; (ii) failure to pay principal or premium, if any, on the Debentures, whether at Maturity, upon redemption, by declaration or otherwise; or (iii) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon the request of holders of not less than 25% in principal

amount of the then outstanding Debentures, declare the principal of (and premium, if any) and interest on all outstanding Debentures to be immediately due and payable.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by holders of Debentures who did not accept the offer on the terms offered by the offeror.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the outstanding Units (on a fully-diluted basis). The Debenture Trustee may require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If the Debenture Trustee or the transfer agent and registrar of the Units (the "Transfer Agent") becomes aware that the beneficial owners of 49% of the Units then outstanding (on a fully-diluted basis) are, or may be, non-residents, or that such a situation is imminent, the Debenture Trustee or the Transfer Agent may make a public announcement thereof and shall not register a transfer of Debentures or Units to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Debenture Trustee or the Transfer Agent determines that a majority of the outstanding Units (on a fully-diluted basis) are held by non-residents, the Debenture Trustee or the Transfer Agent may send a notice to non-resident holders of Debentures or Units, chosen in inverse order to the order of acquisition or registration of the Debentures and Units or in such manner as the Debenture Trustee or the Transfer Agent may consider equitable and practicable, requiring them to sell their Debentures or Units or a portion thereof within a specified period of not less than 60 days. If the Debenture holders or Unitholders receiving such notice have not sold the specified number of Debentures or Units or provided the Debenture Trustee or the Transfer Agent with satisfactory evidence that they are not non-residents within such period, the Debenture Trustee or the Transfer Agent may on behalf of such Debenture holder or Unitholder sell such Debentures or Units, as the case may be, and, in the interim, shall suspend the rights attached to such Debentures or Units. Upon such sale the affected holders shall cease to be holders of Debentures or Units, as the case may be, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Debentures or Units.

Prohibitions Against Ownership by Certain U.S. Retirement Plans

The Declaration of Trust and the Indenture prohibit the following entities from purchasing or otherwise acquiring or holding, directly or indirectly, beneficial ownership of any Units or Debentures at any time: (i) any "employee benefit plan", as defined in Section 3 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is subject to Title I of ERISA, (ii) any "plan", as defined in and subject to Section 4975 of the United States Internal Revenue Code of 1986, as amended (the "U.S. Tax Code"), and (iii) any other entity which may be deemed (pursuant to ERISA, regulations of the United States Department of Labor or otherwise) to hold at any time assets of any such "employee benefit plan" or "plan" (collectively, "U.S. Retirement Plans"). If the Trustees determine that a U.S. Retirement Plan has purchased or acquired or is otherwise holding Units or Debentures, the Trustees may require the U.S. Retirement Plan to sell such securities. The Indenture provides that each purchaser or other acquirer of Debentures (including any subsequent purchaser or other acquirer) shall be deemed to have (i) represented to the Debenture Trustee, the Trust, CPHMC and the Underwriters that neither its acquisition nor holding of such securities violates the foregoing prohibitions and (ii) agreed to indemnify the Debenture Trustee, the Trust, CPHMC, the Underwriters and their respective trustees, directors, employees and affiliates (including their respective successors and assigns) against any loss, cost or damage caused by any breach by such purchaser or other acquirer of the foregoing prohibitions and representation. The Declaration of Trust has similar provisions applicable to each purchaser or other acquirer of Units. Any prospective investor that is uncertain as to whether it is subject to these prohibitions should consult its legal advisor.

Book Entry, Delivery and Form

Debentures will be issued in the form of fully registered global Debentures (the "Global Debentures") held by, or on behalf of, CDS or its successor, (the "Depository") as custodian for its participants.

All Debentures will be represented in the form of Global Debentures registered in the name of the Depository or its nominee. Purchasers of Debentures represented by Global Debentures will not receive Debentures in definitive form. Rather, the Debentures will be represented only in "book-entry only" form (unless the Trust, in its sole discretion, elects to prepare and deliver definitive Debentures in fully registered form). Beneficial interests in the Global Debentures, constituting ownership of the Debentures, will be represented through book-entry accounts of institutions (including the Underwriters) acting on behalf of beneficial owners, as direct and indirect participants of the Depository (the "participants"). Each purchaser of a Debenture represented by a Global Debenture will receive a customer confirmation of purchase from the Underwriter or Underwriters from whom the Debenture is purchased in accordance with the practices and procedures of the selling Underwriter or Underwriters. The practices of the Underwriters may vary but generally customer confirmations are issued promptly after execution of a customer order. The Depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Debentures.

If the Depository notifies the Trust that it is unwilling or unable to continue as depository in connection with the Global Debentures, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Trust and the Debenture Trustee are unable to locate a qualified successor, or if the Trust elects, in its sole discretion, to terminate the book-entry system, with the consent of the Debenture Trustee, beneficial owners of Debentures represented by Global Debentures at such time will receive Debentures in registered and definitive form (the "Definitive Debentures").

Transfer and Exchange of Debentures

Transfers of beneficial ownership in Debentures represented by Global Debentures will be effected through records maintained by the Depository for such Global Debentures or its nominees (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Unless the Trust elects, in its sole discretion, to prepare and deliver Definitive Debentures, beneficial owners who are not participants in the Depository's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interest in Global Debentures, may do so only through participants in the Depository's book-entry system.

The ability of a beneficial owner of an interest in a Debenture represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner's interest in a Debenture represented by a Global Debenture (other than through a participant) may be limited due to the lack of a physical certificate.

Registered holders of Definitive Debentures may transfer such Debentures upon payment of taxes or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Debentures to the registrar for the Debentures at its principal offices in Toronto, Ontario, Montreal, Quebec and Calgary, Alberta or such other city or cities as may from time to time be designated by the Trust whereupon new Debentures will be issued in authorized denominations in the same aggregate principal amount as the Debentures so transferred, registered in the names of the transferees. No transfer of a Debenture will be registered during the period beginning 15 days before the day of the mailing of a notice of redemption of the Debentures and ending at the close of business on the day of such mailing or during the periods commencing on any Regular Interest Record Date or Special Interest Record Date and ending on the next following Interest Payment Date.

Payments

Payments of interest and principal on each Global Debenture will be made to the Depository or its nominee, as the case may be, as the registered holder of the Global Debenture. As long as the Depository or its nominee is the registered owner of a Global Debenture, such Depository or its nominee, as the case may be, will be considered the sole legal owner of the Global Debenture for the purposes of receiving payments of interest and principal on the Debentures and for all other purposes under the Indenture and the Debentures. The record date for the payment of interest will be that day which is the 15th day of the month preceding the month of the applicable Interest Payment Date (or the first business day following such date if not a business day). Interest

payments on Global Debentures will be made by electronic funds transfer on the day interest is payable and delivered to the Depository or its nominee, as the case may be.

The Trust understands that the Depository or its nominee, upon receipt of any payment of interest or principal in respect of a Global Debenture, will credit participants' accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debenture as shown on the records of the Depository or its nominee. The Trust also understands that payments of interest and principal by participants to the owners of beneficial interest in such Global Debenture held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants. The responsibility and liability of the Trust in respect of payments on Debentures represented by the Global Debenture is limited solely and exclusively, while the Debentures are registered in Global Debenture form, to making payment of any interest and principal due on such Global Debenture to the Depository or its nominee.

If Definitive Debentures are issued instead of or in place of Global Debentures, payments of interest on each Definitive Debenture will be made by electronic funds transfer, if agreed to by the holder of the Definitive Debenture, or by cheque dated the Interest Payment Date and mailed to the address of the holder appearing in the register maintained by the registrar for the Debentures, at the close of business on the last business day (a business day for this purpose being a day on which banking institutions are open in the City of Toronto) of the month preceding the month of the applicable Interest Payment Date. Payment of principal at maturity will be made at the principal office of the Paying Agent in the City of Toronto (or in such other city or cities as may from time to time be designated by the Trust) against surrender of the Definitive Debentures, if any. If the due date for payment of any amount of principal or interest on any Definitive Debenture is not, at the place of payment, a business day such payment will be made on the next business day and the holder of such Definitive Debenture shall not be entitled to any further interest or other payment in respect of such delay.

Reports to Holders

The Trust shall file with the Debenture Trustee, within 15 days after the filing thereof with the Ontario Securities Commission, copies of the Trust's annual report and the information, documents and other reports that the Trust is required to file with the Ontario Securities Commission and deliver to Unitholders. Notwithstanding that the Trust may not be required to remain subject to the reporting requirements of the Ontario Securities Commission, the Trust shall provide to the Debenture Trustee (a) within 140 days after the end of each fiscal year, an annual financial statement of the Trust, and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements of the Trust which shall, at a minimum, contain such information as is required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a company with securities listed on the TSE, whether or not the Trust has any of its securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles. The Trust will provide copies of such information, documents and reports to holders of Debentures upon request.

Governing Law

Each of the Indenture and the Debentures are governed by, and construed in accordance with, the laws of the Province of Ontario applicable to contracts executed and to be performed entirely in such Province.

DESCRIPTION OF UNITS

The aggregate number of Units which the Trust may issue is unlimited. As at February 6, 2002, there where 68,483,683 Units outstanding. A further 4,729,724 Units are issuable on exercise of outstanding options under the Trust's unit option plan and a further 14,700,000 Units are issuable upon the exchange of the exchangeable shares issued by a subsidiary of the Trust in connection with the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac. Each Unit represents a Unitholder's proportionate undivided beneficial interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust. Each Unit confers the right to one vote at any meeting of Unitholders and to participate *pro rata* in any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities.

The only changes to the number of Units outstanding subsequent to the Trust's fiscal year ended December 31, 2001 resulted from the issuance of 316,298 Units pursuant to the Trust's distribution reinvestment plan.

The Trust distributed $0.185 in its fiscal 2001 fourth quarter.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable to prospective purchasers of Debentures pursuant to this Prospectus who, at all relevant times, for purposes of the Tax Act, are resident or deemed to be resident in Canada, deal with the Trust at arm's length and acquire and hold Debentures and Units as capital property. Generally, the Debentures and Units will be considered to be capital property to a holder provided that the holder does not hold the Debentures and Units in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Debentures and Units as capital property may be entitled, in certain circumstances, to treat Debentures and Units as capital property by making an irrevocable election under subsection 39(4) of the Tax Act.

This summary is not applicable to any holder which is a "financial institution", as defined in section 142.2 of the Tax Act, or to any holder an interest in which would be a "tax shelter investment", as defined in the Tax Act. Such holders should consult their own tax advisors.

This summary is based upon the facts set out in this Prospectus, the current provisions of the Tax Act and the regulations thereunder, all specific proposals (the "Tax Proposals") to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsels' understanding of the current published administrative practices and assessing policies of the Canada Customs and Revenue Agency. This summary is also based on a certificate as to certain factual matters provided by the Trust. While this summary assumes that the Tax Proposals will be enacted as currently proposed, no assurance can be given that this will be the case. This summary is not exhaustive of all possible Canadian federal income tax consequences, and except for the Tax Proposals does not take into account or anticipate any changes in law, administrative practices or assessing policies, whether by legislative, governmental or judicial decision or action, and does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE HOLDER OF DEBENTURES, AND NO REPRESENTATIONS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER ARE MADE. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME AND CAPITAL TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF DEBENTURES, INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAWS OF ANY COUNTRY, PROVINCE, STATE OR LOCAL TAX AUTHORITY.

THIS SUMMARY DOES NOT ADDRESS ANY CANADIAN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO NON-RESIDENTS OF CANADA, AND NON-RESIDENTS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF ACQUIRING AND HOLDING SECURITIES. ALL PAYMENTS TO NON-RESIDENTS OF INTEREST ON OR UPON EXCHANGE OR REDEMPTION OR AT MATURITY OF THE DEBENTURES, OR IN RESPECT OF DISTRIBUTIONS PAYABLE ON THE UNITS, WHETHER IN CASH OR UNITS, WILL BE NET OF ANY APPLICABLE WITHHOLDING TAXES.

Qualification as a Mutual Fund Trust

Based upon information provided to counsel by the Trust, the Trust currently qualifies as a "unit trust" and a "mutual fund trust" under the provisions of the Tax Act. To qualify as a mutual fund trust, the Trust must be a "unit trust" as defined by the Tax Act and must restrict its undertaking to (i) the investing of its funds in property (other than real property or an interest in real property), (ii) the acquiring, holding, maintaining, improving,

leasing or managing of any real property, or interest in real property, that is capital property of the Trust, or (iii) any combination of the activities described in (i) and (ii), and must have at least 150 Unitholders each holding one block of units of the Trust (100 Units if the fair market value of a Unit is less than $25.00) which Units are qualified for distribution to the public and have an aggregate fair market value of not less than $500. The Trust has advised counsel that the Trust is, and expects to continue to be, a mutual fund trust under the provisions of the Tax Act and the balance of this summary assumes that the Trust does and will continue to so qualify. The Trust has also advised counsel that the Trust is registered as a registered investment under the Tax Act.

IN THE EVENT THE TRUST WERE NOT TO SO QUALIFY AS A MUTUAL FUND TRUST AT A PARTICULAR TIME, THE INCOME TAX CONSIDERATIONS WOULD BE MATERIALLY DIFFERENT IN CERTAIN RESPECTS FROM THOSE DESCRIBED HEREIN.

Taxation of the Debentures

Taxation of Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or a trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on the Debentures that accrues to the holder to the end of that taxation year or that becomes receivable by or is received by the holder before the end of that taxation year, except to the extent that the holder included that interest in computing its income for a preceding taxation year.

Any other holder will be required to include in computing its income for a taxation year all interest on the Debentures received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the holder included that interest in income for a preceding taxation year.

A holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) is liable to pay an additional refundable tax of 6⅔% on investment income, which generally includes interest income.

Exercise of Conversion Privilege

A holder of a Debenture who converts a Debenture into Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Units. The holder will realize a capital gain or capital loss computed as described below under "Disposition of Debentures". The cost to the holder of the Units so acquired will also be equal to the fair market value thereof at the time of acquisition, and must be averaged with the adjusted cost base of all other Units held as capital property for the purpose of calculating the adjusted cost base of such Units to the holder.

Redemption or Repayment of Debenture

If the Trust redeems a Debenture prior to Maturity or repays a Debenture upon Maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. If the holder receives Units on redemption or repayment, the holder will be considered to have proceeds of disposition equal to the fair market value of the Units so received. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Units so received will also be equal to the fair market value thereof, and must be averaged with the adjusted cost base of all other Units held as capital property for the purpose of calculating the adjusted cost base of such Units.

Disposition of Debentures

A disposition or deemed disposition by a holder of a Debenture (including a conversion thereof) will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition.

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition and not yet due will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture. In general, there may be deducted in computing a holder's income the amount of such accrued interest included in the holder's income, to the extent such amount was not received or receivable by the holder in the year of disposition or a preceding year.

One-half of any capital gain generally must be included in the holder's income for the taxation year of the disposition, and one-half of any capital loss realized in a taxation year is deducted from taxable capital gains realized in the year of disposition, and may be deducted from taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard.

A capital gain realized by a holder who is an individual may give rise to a liability for alternative minimum tax. A holder that is a "Canadian-controlled private corporation", as defined in the Tax Act may be liable to pay an additional refundable tax of 6⅔% on investment income, including taxable capital gains.

Capital Tax

A holder that is a corporation will not be entitled to include any amount in respect of the Debentures in computing its "investment allowance" for purposes of computing "taxable capital" (both as defined in the Tax Act) under Part I.3 of the Tax Act.

Taxation of the Trust

The Trust is generally subject to tax under the Tax Act in respect of its taxable income in each taxation year except to the extent such taxable income is paid or payable or deemed to be paid or payable in such year to Unitholders.

The Declaration of Trust provides that as of the last Distribution Date (as defined in the Declaration of Trust) in a taxation year, all the income (other than net taxable capital gains and net recapture income) of the Trust (computed without reference to subsection 104(6) of the Tax Act), less distributions of the Trust's income for that year previously made by the Trust, shall be paid to Unitholders and its net taxable capital gains and net recapture income shall be paid to Unitholders on the last Distribution Date in the taxation year. The Trust has advised counsel that it intends to deduct for tax purposes such amount of its taxable income as is paid or payable to Unitholders for the year, and consequently the Trust should not be liable for income tax under Part I of the Tax Act in any year.

Losses incurred by the Trust, if any, cannot be allocated to Unitholders but may be deducted by the Trust in future years in accordance with the Tax Act. Provided the rent payable by the Trust to Legacy EF Inc. ("Legacy EF") under the leases for The Fairmont Empress and Fairmont Le Château Frontenac is reasonable and otherwise deductible, such rent should be deductible in computing the income of the Trust. The determination of whether such rent is reasonable is a question of fact as to which counsel expresses no opinion.

The Trust and Legacy EF will be subject to the "rental property" rules, which may restrict the amount of capital cost allowance available to the Trust in any particular year. Provided the principal business of Legacy EF throughout a taxation year of Legacy EF is leasing or rental of real property owned by Legacy EF, such rules will not apply to Legacy EF in respect of such year. The Trust has advised counsel that the Trust expects the principal business of Legacy EF to be the renting or leasing of real property owned by it.

Provided the Trust restricts its investments in "foreign property" within the limits set out in the Tax Act, the Trust will not be subject to tax under Part XI of the Tax Act with respect to excess holdings of foreign property. The Declaration of Trust provides that the Trust will so restrict its investments in foreign property.

Legacy EF will be subject to tax on its taxable income under Part I of the Tax Act, and will also be subject to Part VI.1 tax on dividends paid on the Exchangeable Shares. The capital cost allowance which Legacy EF is entitled to claim will be based on the tax cost of its assets, which was less than their fair market value at the date of acquisition. In computing its taxable income for any year, Legacy EF will be entitled to claim a deduction equal to 225% of the Part VI.1 tax payable by Legacy EF for that year. Legacy EF and the Operator will also be subject to large corporations tax and provincial capital tax.

Taxation of Unitholders

A Unitholder is required to include in computing income for tax purposes in each year the portion of the amount of taxable income of the Trust, determined for the purposes of the Tax Act, paid or payable to such Unitholder in the year.

The Declaration of Trust provides that income for purposes of the Tax Act will be allocated to Unitholders in the same proportion as distributions received by Unitholders, subject to the discretion of the Trustees to adopt an allocation method which the Trustees consider to be more reasonable in the circumstances.

The Declaration of Trust generally requires the Trust to claim the maximum amount of capital cost allowance available to it in computing its income for tax purposes. Based on the distribution policy, the amount distributed to Unitholders in a year may exceed the taxable income of the Trust for that year. Distributions in excess of the Trust's taxable income in a year will not generally be included in computing the income of the Unitholders from the Trust for tax purposes. However, the adjusted cost base of Units held by a Unitholder will be reduced by the portion of any amount paid or payable to the Unitholder by the Trust (other than the non-taxable portion of certain capital gains) that was not included in computing the Unitholder's income and the Unitholder will realize a capital gain in the year to the extent the adjusted cost base of such Units would otherwise be a negative amount.

The Trust will designate, to the extent permitted by the Tax Act, the portion of the taxable income distributed to Unitholders as may reasonably be considered to consist of net taxable capital gains of the Trust. Any such designated amount will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain. The Trust will also designate, to the extent permitted by the Tax Act, the portion of taxable dividends received by the Trust from its subsidiaries, including the Operator, as may reasonably be considered to be an amount included in the income of Unitholders. Any such designated amount will be deemed for purposes of the Tax Act, other than for non-resident withholding purposes, to be received by the Unitholders and not the Trust.

A disposition or deemed disposition by a Unitholder of a Unit will generally result in the holder realizing, a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base thereof and any reasonable costs of disposition. The cost to a Unitholder of a Unit must be averaged with the adjusted cost base of all other Units held as capital property for the purposes of calculating the adjusted cost base of such Units. A capital loss realized on the disposition of a Unit will generally be reduced by the amount of any non-taxable dividends previously designated by the Trust to the Unitholder. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss from the disposition also will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

One-half of any capital gain realized by a Unitholder and the amount of any net taxable capital gains designated by the Trust in respect of the Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on the disposition of a Unit is deducted against any taxable gains realized by the Unitholder in the year of disposition, and may be deducted against any taxable capital gains arising in the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard.

Taxable capital gains realized by a Unitholder who is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder that is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay additional refundable tax of $6^{2}/_{3}$% on investment income, including taxable capital gains.

Following December 31 of each year, Unitholders will be provided with the necessary income tax information to enable them to prepare their income tax returns.

Certain Tax Exempt Unitholders

Provided that the Trust qualifies as a mutual fund trust for purposes of the Tax Act (see "Canadian Federal Income Tax Considerations — Qualification as a Mutual Fund Trust") and, with respect to the Debentures, the

Units are listed on a prescribed stock exchange in Canada, which includes the TSE, at a particular time, or, with respect to the Units, is a registered investment at a particular time, the Debentures and Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, "Plans") (other than with respect to the Debentures, a trust governed by a deferred profit sharing plan to which contributions are made by the Trust or a corporation with which the Trust does not deal at arm's length within the meaning of the Tax Act) and registered education saving plans ("RESPs"). Plans and RESPs will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain arising on the disposition of Debentures.

Provided the Trust is a mutual fund trust for purposes of the Tax Act and the Trust restricts its investments in foreign property within the limits set out in the Tax Act or is a registered investment, the Debentures and Units will not constitute foreign property for Plans, registered pension funds or plans or other persons subject to tax under Part XI of the Tax Act. The Declaration of Trust provides that the Trust will so restrict its investments in foreign property.

EARNINGS COVERAGE RATIO

The *pro forma* earnings coverage ratios set forth below have been prepared in accordance with Canadian disclosure requirements. These coverages have been prepared using financial information prepared in accordance with accounting principles generally accepted in Canada. The *pro forma* ratios and notes have been prepared as at September 30, 2001 and December 31, 2000, after giving effect to the offering of $150 million of the Debentures and the placement of mortgages on The Fairmont Empress, Fairmont Le Château Frontenac and The Fairmont Royal York as if such placements had taken place at the start of the period.

	September 30, 2001	December 31, 2000
Pro forma earnings coverage	1.62	1.97

Notes:

(1) The pro forma earnings coverage ratio includes the interest expense on the Debentures in the calculation. Under Canadian generally accepted accounting principles the Debentures will be characterized as preferred equity and accordingly an interest payment will be characterized as a distribution of income on the financial statements.

(2) The pro forma earnings for the 12 months ended September 30, 2001 and December 31, 2000 amounted to $97,327,000 and $115,964,000 respectively.

(3) The pro forma earnings assume that there are no additional earnings derived from the net proceeds of the Debentures.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of January 29, 2002 made among Trust and RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. (collectively, the "Underwriters"), the Trust has agreed to sell and the Underwriters have severally agreed, in the proportions set out in the Underwriting Agreement, to purchase, on or about February 14, 2002 or such other date as may be agreed upon, but not later than February 28, 2002, subject to the terms and conditions stated therein, $150,000,000 principal amount of the Debentures at a price of 100% of their principal amount, plus accrued interest from February 14, 2002 to the date of delivery, payable in cash against delivery. The Underwriting Agreement provides that the Trust will pay the Underwriters a fee of $35 per $1,000 principal amount of Debentures on account of services rendered in connection with this offering, being an aggregate fee of $5,250,000.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. However, the Underwriters are obligated to take up and pay for all of the Debentures if any of the Debentures are purchased under the Underwriting Agreement.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution, bid for or purchase Debentures. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSE relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in

for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Debentures have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "1933 Act"), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in transactions exempt from the registration requirements of the 1933 Act. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement and except as expressly permitted by applicable laws of the United States, it will not offer or sell the Debentures as part of the distribution thereof at any time within the United States or to, or for the account or benefit of, U.S. persons. Terms used above in this paragraph have the meanings given to them by Regulation S under the 1933 Act. In addition, until 40 days after the commencement of this offering, an offer or sale of the Debentures within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with an exemption from such requirements.

The Trust has agreed that it will not without the prior consent of RBC Dominion Securities Inc., authorize, issue or sell Units or any securities convertible into or exchangeable or exercisable for Units (other than the Debentures offered hereby, Units offered in connection with acquisitions, Units issuable pursuant to the exercise of the options granted or to be granted under the Trust's unit option plan or distribution reinvestment plan and private placements to FHR for the reinvestment of dividends on the exchangeable shares issued by Legacy EF) or agree to do so or publicly announce any intention to do so for 90 days following the date of the receipt for this (final) Prospectus.

The Trust has agreed to indemnify the Underwriters and their shareholders, directors, officers and employees against certain liabilities, including liabilities under applicable securities laws in connection with the sale of the Debentures.

At the closing of this offering, the Debentures will be available for delivery in book-entry form only through the facilities of CDS. A purchaser of Debentures hereunder will receive only a customer confirmation from a registered dealer who is a CDS participant from or through whom the Debentures are purchased.

RBC Dominion Securities Inc. is an affiliate of a Canadian chartered bank (the "Bank") which is a lender to the Trust and to which Trust was, as at February 6, 2002, indebted as set forth below:

Amount Outstanding to Lender	Total Amount Outstanding Under Facility	Type of Facility	Term of Facility
(in thousands)			
$0	$0	Revolving	April 30, 2002

The credit facility contains representations and covenants, restrictions and events of default that are customary for such agreements, including restrictions on the creditors of additional indebtedness, liens and encumbrances, restrictions on payments of dividends (in certain cases) and other amounts on account of capital and adherence to specified financial covenants. The Trust is in compliance with the terms of the credit facility and its financial position has not materially adversely changed since the credit facility was entered into.

As a consequence of its participation in the offering of Debentures, RBC Dominion Securities Inc. will be entitled to share in the underwriting commission relating to the offering. The decision to distribute the Debentures hereunder and the determination of the terms of the offering of Debentures were made through negotiations between the Trust and the Underwriters. The Bank did not have any involvement in such decision or determination. The Trust may be considered to be a connected issuer of RBC Dominion Securities Inc. and the Bank within the meaning of applicable securities legislation.

RISK FACTORS

There are certain risks inherent in an investment in the Debentures and in the activities of the Trust, including the risk factors specifically enumerated in the 2000 AIF and those set forth below. In particular, general economic conditions, competition and the volatility of interest rates may have an impact on distributable income of the Trust. The Trust is also subject to risks associated with debt financing, including the risk that any indebtedness may not

be able to be refinanced or that the terms of such refinancing may not be as favourable as the terms of the existing indebtedness. In addition, the Trust's results of operations may be negatively affected by downturns or prolonged adverse conditions in the hotel industry, including those caused from time to time by world events and international travel disruptions.

Collective Agreements

The Operator is a party to 20 collective bargaining agreements covering approximately 4,700 of its employees who are unionized. In 2000 and early 2001, seven contracts were successfully renegotiated at what management believes were prevailing market terms. Of the five contracts that expired in 2001, three are presently in or about to start negotiations. Nine contracts expire in 2002. If the Operator should be unable to renegotiate these agreements, work stoppages could affect the operations of the hotels covered by such agreements.

Trading Market for Debentures

The Debentures comprise a new issue of securities of the Trust for which there is currently no public market. If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of the Trust and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

Absence of Covenant Protection

The Indenture will not limit the ability of the Trust to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions. The Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Trust. However, the Declaration of Trust, among other things, restricts its level of indebtedness, provides operating investment guidelines, mandates the making of distributions and specifies the nature of its business.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As at February 6, 2002, FHR indirectly owned approximately 28,814,807 Units representing approximately 34.6% of the outstanding Units, assuming exchange of the outstanding exchangeable shares of Legacy EF acquired in connection with the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac. FHR owns 67% of Fairmont and owns all of the outstanding common shares of CPHMC and Delta. CPHMC earns hotel management and advisory fees from the Operator and the Trust under the management agreements and the Advisory Agreement, respectively. Fairmont and Delta earn hotel management fees from the Operator and Legacy EF. See "Business of the Trust" and "Plan of Distribution".

Messrs. William R. Fatt, Chris J. Cahill and M. Jerry Patava are Trustees and officers of the Trust, and Messrs. Terence P. Badour and Neil J. Labatte are officers of the Trust. Each of Messrs. Fatt, Cahill, Patava and Badour is also a director or officer of FHR, Fairmont, Delta, CPHMC, Legacy EF and the Operator. Mr. Labatte is a director or officer of FHR, Fairmont and the Operator.

LEGAL MATTERS

Legal matters in connection with this offering of the Debentures have been passed upon on behalf of the Trust by McCarthy Tétrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. As at the date hereof, the partners and associates of McCarthy Tétrault LLP and the partners and associates of Blake, Cassels & Graydon LLP collectively beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Trust.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3000, Royal Trust Tower, 77 King Street West, Toronto, Ontario.

The transfer agent and registrar for the Units and the Debentures is Computershare Trust Company of Canada at its offices in Toronto, Ontario, Montreal, Quebec, and Calgary, Alberta. The co-transfer agent is Computershare Trust Company of New York in New York, New York.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

January 31, 2002

Compilation Report

To the Trustees of
Legacy Hotels Real Estate Investment Trust

We have reviewed, as to compilation only, the accompanying pro forma consolidated statement of operations and retained earnings (deficit) for the year ended December 31, 2001 of **Legacy Hotels Real Estate Investment Trust** (the "Trust") which has been prepared for inclusion in this Prospectus. In our opinion, the pro forma consolidated statement of operations and retained earnings (deficit) has been properly compiled to give effect to the transactions and the assumptions described in the notes thereto.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

Proforma Consolidated Statement of Operations and Retained Earnings (Deficit)

(in thousands of Canadian dollars except per unit amounts)

	For the Year Ended December 31, 2001			
	Actual	Adjustments		Total
	$ (unaudited)	$		$
Operating revenues				
Rooms	374,459	2,157	2(a)	376,616
Food and beverage	197,185	1,673	2(a)	198,858
Other	35,145	339	2(a)	35,484
	606,789	4,169		610,958
Operating expenses	402,546	4,538	2(a)	407,084
Gross operating profit	204,243	(369)		203,874
Hotel management fees	20,777	115	2(b)	20,892
Property taxes, rent and insurance	43,232	606	2(a)	43,838
Operating income from hotel operations before undernoted items	140,234	(1,090)		139,144
Other expenses				
Amortization of capital assets	30,846	525	2(c)	31,371
Advisory fees	6,264	114	2(d)	6,378
Restructuring costs	1,718	—		1,718
Other	2,321	93	2(e)	2,414
Income before interest expense, income tax expense and goodwill amortization	99,085	(1,822)		97,263
Interest expense, net	45,340	1,277	2(f)	46,617
Income before income tax expense and goodwill amortization	53,745	(3,099)		50,646
Income tax expense (recovery)				
Current	492	30		522
Future	(1,538)	(1,260)	2(g)	(2,798)
	(1,046)	(1,230)		(2,276)
Net income before goodwill amortization	54,791	(1,869)		52,922
Goodwill amortization	1,059	96	2(h)	1,155
Net income for the year	53,732	(1,965)		51,767
Retained earnings (deficit) — at beginning of year	(4,593)	—		(4,593)
Distributions in the year	(58,850)	—		(58,850)
Dividends on exchangeable shares	(9,278)	—		(9,278)
Part VI.I tax on exchangeable share dividends	(3,510)	—		(3,510)
Part VI.I tax deduction	3,160	—		3,160
Retained earnings (deficit) — at end of year	(19,339)	(1,965)		(21,304)
Net income per unit	$ 0.66			$ 0.62
Net income per unit on a diluted basis	$ 0.66			$ 0.62
Distributable income per unit	$ 0.78			$ 0.75
Distributable income per unit on a diluted basis	$ 0.78			$ 0.75

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

Notes to the Proforma Consolidated Statements of Operations and Retained Earnings (Deficit)
(in $000's)

1. Basis of presentation

The unaudited proforma consolidated statement of operations and retained earnings (deficit) gives effect to the acquisition by the Trust of The Fairmont Empress and Fairmont Le Château Frontenac as if the acquisition occurred on January 1, 2001. These two hotels were acquired by the Trust on February 1, 2001. This unaudited proforma statement of operations and retained earnings (deficit) should be read in conjunction with the historical consolidated financial statements and notes thereto of the Trust included in the 2000 Annual Report and the Quarterly Report ended March 31, 2001, June 30, 2001 and September 30, 2001 respectively and the December 31, 2001 press release.

This proforma consolidated statement of operations and retained earnings (deficit) is not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to above.

2. Proforma assumptions and adjustments

a. The January 2001 operating results are based on actual operating income reported by The Fairmont Empress and Fairmont Le Château Frontenac (the Hotels).

b. Hotel management fees were calculated at 2.75% of operating revenues.

c. Amortization is calculated at 1/11 of the actual amortization reported by the Hotels for the period from February 1, 2001 to December 31, 2001 (the Period).

d. Advisory fee is calculated at 1/11 of the actual amounts reported by the Hotels in the Period.

e. Other represents 1/11 of actual corporate expenses and capital taxes reported by the Hotels in the Period.

f. Interest expense is based on 1/11 of actual mortgage interest expense reported by the Hotels in the Period.

g. Future income taxes are calculated based on a normalized corporate tax rate of 40.7%.

h. Goodwill amortization is calculated at 1/11 of actual amortization reported by the Hotels in the Period.

January 31, 2002

Auditors' Report

To the Trustees of
Legacy Hotels Real Estate Investment Trust

Under date of February 12, 2001, we reported on the consolidated balance sheets of Legacy Hotels Real Estate Investment Trust (the "Trust") as at December 31, 2000 and 1999, and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended, as incorporated by reference in the Trust's short form prospectus dated January 31, 2002. We have also audited the related supplemental information entitled, "Schedule of Purchase Price Allocation", as set forth in the short form prospectus. This supplemental information is the responsibility of the Trust's management. Our responsibility is to express an opinion on this supplemental information based on our audits. In our opinion, such supplemental information, when considered in relation to the consolidated financial statements of the Trust as a whole, presents fairly, in all material respects, the supplemental information set forth therein.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

The Fairmont Empress and Fairmont Le Château Frontenac
Schedule of Purchase Price Allocation

Acquisition of The Fairmont Empress and Fairmont Le Château Frontenac

On February 1, 2001, Legacy acquired The Fairmont Empress located in Victoria, British Columbia and Fairmont Le Château Frontenac located in Quebec City.

	Total $
Working capital deficit	(1,904)
Land	29,240
Buildings	270,415
Furniture, fixtures and equipment	11,769
Other assets	5,012
Goodwill	40,575
Future income tax	(46,975)
	308,132

The Fairmont Empress and Fairmont Le Château Frontenac were purchased for an aggregate purchase price of $305.0 million and the assumption of a $1.9 million working capital deficit plus $11.4 million in closing costs from Fairmont Hotels & Resorts Inc. (FHR). Under an agreement with FHR, Legacy subsequently received $6.4 million as a purchase price adjustment since certain performance measures were not met. This amount has been included in the purchase price. The purchase price included 14.7 million exchangeable shares of a subsidiary corporation at a price of $8.60 per share for $126.4 million and the balance of the purchase price was satisfied in cash. This acquisition was financed through a $111.0 million, 8.54% mortgage on Fairmont Le Château Frontenac and a $78.0 million, 7.86% mortgage on The Fairmont Empress. Both mortgages will mature in March 2011.

May 10, 2001

Auditors' Report

To the Trustees of
Legacy Hotels Real Estate Investment Trust

We have audited the combined balance sheet as at December 31, 2000 and the combined statements of operating income before interest and income tax expense and cash flows for the year then ended respecting The Fairmont Empress and Fairmont Le Château Frontenac (the "Hotels"). These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the combined statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements.

In our opinion, these combined financial statements present fairly, in all material respects, the combined financial position of the Hotels as at December 31, 2000 and the results of the operations before interest and income tax expense and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Combined Balance Sheet as at December 31, 2000
(in $000's)

Assets	
Current assets	
Accounts receivable	6,823
Materials and supplies	1,024
Prepaid expenses	477
	8,324
Capital assets (Note 4)	
Land	6,902
Buildings	122,808
Furniture, fixtures and equipment	10,431
	140,141
	148,465
Liabilities	
Current liabilities	
Bank indebtedness	1,000
Accounts payable and accrued liabilities	9,433
	10,433
Properties' equity (Note 5)	138,032
	148,465

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Combined Statement of Operating Income Before Interest and Income Tax Expense for the Year Ended December 31, 2000
(in $000's)

Operating revenues	
Rooms	60,818
Food and beverage	33,128
Others	5,841
	99,787
Operating expenses	61,792
Gross operating profit	37,995
Hotel management fees (Note 3)	3,299
Property taxes, rent and insurance	4,141
Operating income from hotel operations before undernoted items	30,555
Capital tax	645
Amortization of capital assets	4,680
Operating income before interest and income tax expense for the year	25,230

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Combined Statement of Cash Flows for the Year Ended December 31, 2000

(in $000's)

Operating activities	
Operating income before interest and income taxes	$25,230
Item not affecting cash	
Amortization	4,680
Net changes in working capital	
Accounts receivable	(1,740)
Materials and supplies	137
Prepaid expenses	199
Accounts payable and accrued liabilities	635
Cash flow from operating activities	29,141
Investing activities	
Due from CPHREC	(18,915)
Additions to capital assets	(9,942)
Cash flow used in investing activities	(28,857)
Increase in cash during the year	284
Bank indebtedness, beginning of year	(1,284)
Bank indebtedness, end of year	(1,000)

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Notes to Combined Financial Statements
December 31, 2000
(in $000's)

1. Basis of presentation and nature of operations

The combined financial statements of The Fairmont Empress and Fairmont Le Château Frontenac (the "Hotels") include the assets and liabilities and results of operations of the business operating as the Hotels. The Hotels were sold by Canadian Pacific Hotels Real Estate Corporation ("CPHREC") to Legacy Hotels Real Estate Investment Trust on February 1, 2001 for approximately $305 million. The combined financial statements may not necessarily be indicative of the results that would have been attained if the Hotels had been operated as a separate legal entity. The combined financial statements have been prepared solely for inclusion in this Prospectus.

2. Summary of significant accounting policies

Materials and supplies

Materials and supplies are valued at the lower cost, determined on a first-in, first-out basis and replacement value.

Capital assets

Capital assets are recorded at cost less accumulated amortization.

Amortization is provided at rates designed to write off the assets over their estimated economic lives. The annual rates of amortization are as follows:

Buildings	sinking fund over 40 years
Furniture, fixtures and equipment	6 — 20% straight line

Revenue recognition

Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured.

Maintenance and repairs

Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Pre-opening expenses

Pre-opening expenses of new facilities are amortized over a period of 60 months, commencing the month following the opening of the facility as defined by the Hotels.

Development costs

Development costs are amortized generally over 36 months from the date of completion of the specific project. If a specific project is abandoned, all development costs are expensed in full.

Operating equipment

The cost of the initial complement of circulating operating equipment such as linens, china, glassware and silver is capitalized and then amortized over a period of 36 months. Replacements are expensed when placed in service.

Financial instruments

The carrying amounts reported in the balance sheet for accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their fair value due to the short term to maturity of these instruments.

3. Related party transactions

Hotel management fees are charged by the hotel manager, Fairmont Hotels Inc. ("FHI") to the Hotels pursuant to the management agreements.

As part of normal business activities, the Hotels reimburse FHI for providing central reservation, sales and marketing, accounting, management information, employee training and other services to the Hotels on a cost recovery basis in accordance with management agreements.

The total amount of these reimbursements charged to operations were $3,705 for the year ended December 31, 2000.

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Notes to Combined Financial Statements — (Continued)
December 31, 2000
(in $000's)

4. Capital assets

	Cost	Amortization	Net
Land	6,902	—	6,902
Buildings	152,968	30,160	122,808
Furniture, fixtures and equipment	46,431	36,000	10,431
	206,301	66,160	140,141

5. Properties' equity

Properties' equity is equal to total assets less total liabilities of the Hotels and is the equivalent of a head office account in the normal concept of divisional/branch accounting.

6. Commitments

Minimum rentals for operating leases for each of the next five fiscal years are:

	$
2001	185
2002	154
2003	136
2004	129
2005	115
	719

CERTIFICATE OF THE TRUST

Dated: February 7, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces of Canada. For the purpose of the province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (Signed) WILLIAM R. FATT
Vice Chairman and
Chief Executive Officer

By: (Signed) M. JERRY PATAVA
Executive Vice President,
Chief Financial Officer
and Treasurer

On behalf of the Trustees

By: (Signed) JOHN J. O'CONNOR
Trustee

By: (Signed) BRIAN F. MACNEILL
Trustee

CERTIFICATE OF THE UNDERWRITERS

Dated: February 7, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces of Canada. For the purpose of the province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: (Signed) RICHARD N. MATHESON

CIBC WORLD MARKETS INC.

By: (Signed) ALLAN KIMBERLEY

SCOTIA CAPITAL INC.

By: (Signed) JAMES P. O'SULLIVAN

TD SECURITIES INC.

By: (Signed) PAUL DOUGLAS

BMO NESBITT BURNS INC.

By: (Signed) JEFFREY P. WATCHORN

NATIONAL BANK FINANCIAL INC.

By: (Signed) CRAIG J. SHANNON

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

BOWNE

PRINTED IN CANADA
T06428

NEW BRUNSWICK/NOUVEAU-BRUNSWICK

CERTIFICATE OF REGISTRATION

No. 2002-30049

Final prospectus dated: 2002/02/07

This is to Certify that **Legacy Hotels Real Estate Investment Trust** has/have made application to the Administrator under the Security Frauds Prevention Act for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has/have complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is/are permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

NOTICE: The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the Security Frauds Prevention Act, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

DATED 2002/02/07

This Certificate expires 2003/02/07

By Order of the Administrator under the
Security Frauds Prevention Act

"Andrew Nicholson"

Deputy Administrator,
Capital Markets

PROJECT# 418433

UNDERWRITING AGREEMENT

January 29, 2002

Legacy Hotels Real Estate Investment Trust
Canadian Pacific Tower
Suite 1600, P.O. Box 40
100 Wellington Street West
Toronto-Dominion Centre
Toronto, Ontario M5K 1B7

Attention: Mr. William R. Fatt
Mr. M. Jerry Patava

Dear Sirs:

Re: Offering of Convertible Unsecured Subordinated Debentures of Legacy Hotels Real Estate Investment Trust

We understand that Legacy Hotels Real Estate Investment Trust (the **"Trust"**) desires to issue and sell to the Underwriters (as hereinafter defined) an aggregate of $125,000,000 aggregate principal amount of Debentures (as hereinafter defined) (the **"Purchased Debentures"**) and is prepared:

(i) to authorize, create, issue and sell the Purchased Debentures;

(ii) to grant to the Underwriters the Over-Allotment Option (as hereinafter defined); and

(iii) to fulfil all requirements and to take all necessary steps in order to qualify the Securities (as hereinafter defined) for Distribution (as hereinafter defined) in each of the provinces of Canada (the **"Qualifying Jurisdictions"**) and for resale in the United States (as hereinafter defined) in reliance upon Rule 144A under the 1933 Act (as hereinafter defined) in accordance with Schedule "A" hereto (hereinafter, a **"private placement"**).

Upon and subject to the terms and conditions contained herein, RBC Dominion Securities Inc. (**"RBC DS"**), CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. (each an **"Underwriter"** and collectively, the **"Underwriters"**) hereby severally agree to purchase from the Trust in the respective percentages set forth in Section 15 and, by its acceptance hereof, the Trust agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all, but not less than all, of the Purchased Debentures for an aggregate purchase price of $125,000,000 (the **"Purchase Price"**), plus accrued interest, if any, from February 14, 2002 to the date of delivery of the Purchased Debentures.

In consideration of the Underwriters' agreement to purchase the Purchased Debentures and in consideration of the services to be rendered by the Underwriters in connection therewith, including but not limited to acting as financial advisor to the Trust in respect of the sale of the Purchased Debentures, assisting in preparing documentation relating to the Purchased Debentures, distributing the Purchased Debentures directly and through other Selling Firms (as hereinafter defined) and performing administrative work in connection with the Distribution of the Purchased Debentures, the Trust agrees to pay to the Underwriters at the Closing Time a fee of 3.50% of the Purchase Price, being an aggregate fee of $4,375,000 (the **"Underwriting Fee"**).

In addition, the Trust hereby grants to the Underwriters an option (the "**Over-Allotment Option**"), exercisable at any time until 48 hours prior to the Option Closing Time (as hereinafter defined), to purchase up to an additional $25,000,000 principal amount of Debentures (the "**Option Debentures**"), all upon the terms and conditions set forth herein. If the Underwriters exercise the Over-Allotment Option to acquire the Option Debentures, the Trust agrees to sell to each of the Underwriters and each of the Underwriters agrees severally to purchase from the Trust the Option Debentures in the respective percentages set forth in Section 15. In consideration of the Underwriters' agreement to purchase the Option Debentures, the Trust agrees to pay to the Underwriters, at the Option Closing Time (as hereinafter defined) a fee equal to 3.50% of the aggregate amount of Option Debentures issued in accordance with the Over-Allotment Option (the "**Underwriting Fee (Over-Allotment Option**")).

In this Agreement:

"1933 Act" means the United States *Securities Act of 1933,* as amended;

"Agreement" means the agreement resulting from the acceptance by the Trust of the offer made by the Underwriters by this letter;

"Amendment" has the meaning ascribed thereto in Section 5;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in the City of Toronto;

"CDS" means The Canadian Depository for Securities Limited;

"Claim" has the meaning ascribed thereto in Section 11;

"Closing" means the completion of the issue and sale by the Trust of the Purchased Debentures (or, the Purchased Debentures and the Option Debentures, to the extent the Over-Allotment Option has been exercised) and the purchase by the Underwriters of the Purchased Debentures (or, the Purchased Debentures and the Option Debentures, to the extent the Over-Allotment Option has been exercised) pursuant to this Agreement;

"Closing Date" means February 14, 2002 or such other date as the Trust and the Underwriters may agree upon in writing and as such date may be extended pursuant to Section 15, but in any event no later than February 28, 2002;

"Closing Time" means 8:30 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Trust and the Underwriters may agree upon in writing;

"Communication" has the meaning ascribed thereto in Section 21;

"Debentures" means the 7.75% Convertible Unsecured Subordinated Debentures of the Trust due March 1, 2007;

"Declaration of Trust" means the Declaration of Trust dated as of September 11, 1997, as amended and restated as of October 29, 1997 and as amended and restated as of December 4, 2000;

"Distribution" means "distribution" or "distribution to the public", as those terms are defined by applicable Securities Laws;

"Final Prospectus" means the (final) short form prospectus of the Trust relating to the offering of the Securities in the Qualifying Jurisdictions, including all documents incorporated by reference therein (in both the English and French languages unless the context indicates otherwise);

"Financial Information" has the meaning ascribed thereto in Section 3(d);

"Hotel Portfolio" means Hotel Portfolio as defined in the Preliminary Prospectus;

"Indemnified Party" has the meaning ascribed thereto in Section 11;

"MRRS" means the mutual reliance review system procedures provided for under National Policy 43-201, Mutual Reliance Review System for Prospectuses and Annual Information Forms of the Canadian securities regulatory authorities;

"misrepresentation", **"material fact"**, **"material change"**, **"person"** and **"company"** have the respective meanings ascribed thereto in the Securities Laws in effect in the Province of Ontario;

"Option Closing Time" means the Closing Time;

"Option Expiry Date" means the 48 hours before the Option Closing Time;

"OSC" means the Ontario Securities Commission;

"Over-Allotment Option" has the meaning ascribed thereto above;

"Preliminary Prospectus" means the preliminary short form prospectus of the Trust dated January 31, 2002, relating to the offering of the Securities in the Qualifying Jurisdictions, including all documents incorporated by reference therein (in both the English and French languages unless the context indicates otherwise);

"Prospectus" means the Preliminary Prospectus and the Final Prospectus;

"POP System" means the system established by the Canadian securities regulatory authorities as described in National Instrument 44-101, Short Form Prospectus Distributions relating to the ability of an issuer to file a short form prospectus;

"Purchase Price" has the meaning ascribed thereto above;

"Purchased Debentures" has the meaning ascribed thereto above;

"Qualification Date" has the meaning ascribed thereto in Section 14(c);

"Qualifying Jurisdictions" has the meaning ascribed thereto above;

"RBC DS" means RBC Dominion Securities Inc.;

"Securities" means the Purchased Debentures and the Option Debentures;

"Selling Firms" has the meaning ascribed thereto in Section 2;

"Securities Laws" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations made thereunder together with applicable published national and local policy statements, rules, notices, blanket orders and rulings of the securities regulatory authorities in such provinces and includes the rules, by-laws and requirements of the TSE;

"Subsidiaries" has the meaning ascribed thereto in Section 7(v);

"Trust" has the meaning ascribed thereto above;

"TSE" means the Toronto Stock Exchange;

"Underwriters" has the meaning ascribed thereto above;

"Underwriting Fee" has the meaning ascribed thereto above;

"Underwriting Fee (Over-Allotment Option)" has the meaning ascribed thereto above;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"Units" means units in the capital of the Trust;

"U.S. Dealer" means a broker-dealer registered as such with the United States Securities and Exchange Commission under Section 15 of the United States *Securities Exchange Act of 1934*, as amended, and who is a member of the National Association of Securities Dealers; and

"U.S. Private Placement Memorandum" has the meaning ascribed thereto in Section 3(f).

Any reference in this Agreement to a Section number shall refer to a section of this Agreement. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto by the Preliminary Prospectus, as such may be amended.

TERMS AND CONDITIONS

1. **Qualification of Securities**

The Trust shall fulfil all legal requirements to be fulfilled by it, to enable the Securities to be offered for sale and sold (i) to the public in each of the Qualifying Jurisdictions by or through the Underwriters and other investment dealers and brokers who comply with the applicable Securities Laws and (ii) on a private placement basis in the United States. All legal requirements to enable the Distribution of the Securities shall be fulfilled as soon as practicable. Without limiting the generality of the foregoing, the Trust shall file the Preliminary Prospectus in each of the Qualifying Jurisdictions and obtain a preliminary MRRS decision document issued by the OSC, in its capacity as the principal regulator pursuant to the MRRS, at or prior to 5:00 p.m. (Toronto time) on January 31, 2002. The Trust shall, as soon as possible after any regulatory deficiencies have been satisfied with respect to the Preliminary Prospectus on a basis acceptable to the Underwriters, acting reasonably, file the Final Prospectus in each of the Qualifying Jurisdictions and obtain a final MRRS decision document issued by the OSC, in its capacity as the principal regulator, pursuant to the MRRS evidencing that a receipt has been issued for the Final Prospectus by each of the securities regulatory authorities of the Qualifying Jurisdictions on or prior to 5:00 p.m. (Toronto time) on February 7, 2002 (or such later date or time as may be agreed to in writing by the Trust and the Underwriters) on behalf of the Province of Ontario and each of the other Qualifying Jurisdictions for the Final Prospectus other than any Qualifying Jurisdiction which has opted out of MRRS (in which case the Trust shall obtain a receipt for the Final Prospectus in any Qualifying Jurisdiction which has opted out of MRRS and shall provide the Final Prospectus in compliance with Section 4 on or before February 7, 2002 (or such later date or time as may be agreed to in writing by the Trust and the Underwriters)).

2. **Distribution of Securities**

The Underwriters will offer the Securities for sale to the public in the Qualifying Jurisdictions and on a private placement basis in the United States directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers are referred to herein, including any U.S. Dealers, as the **"Selling Firms"**), only as permitted by applicable Securities Laws and upon the terms and conditions set forth in the Final Prospectus and this Agreement. The Underwriters will not directly sell or distribute any Securities in the United States, but may arrange for resales of the Securities in the United States solely through their respective affiliated U.S. Dealers, as contemplated by Schedule "A" hereto, the provisions of which are agreed to by the Trust and the Underwriters and are incorporated by reference herein. The Underwriters will not solicit offers to purchase or sell the Securities so as to require registration thereof or the filing of a Final Prospectus with respect thereto under the laws of any jurisdiction, other than the Qualifying Jurisdictions and will require each Selling Firm to agree with the Underwriters not to so solicit, offer or sell. The Underwriters agree to sell the Securities only in accordance with, and in a manner permitted by, the laws of each

jurisdiction in which the Securities are sold and to require each Selling Firm to agree with the Underwriters to so sell the Securities.

The Underwriters further agree, subject to receipt of the same from the Trust, to send a copy of all documents of the Trust incorporated by reference in the Final Prospectus to all persons to whom copies of the Final Prospectus are sent who request that the Underwriters send them such documents and further agree to require each Selling Firm to agree with the Underwriters to distribute the same documents in the manner stipulated. For purposes of this Section 2, the Underwriters shall be entitled to assume that the Securities are qualified for Distribution in any Qualifying Jurisdiction where a receipt or similar document (including an MRRS decision document) for the Final Prospectus shall have been obtained from the applicable securities regulatory authority following the filing of the Final Prospectus, and may be offered for sale in the United States on a private placement basis.

Notwithstanding the foregoing provisions of this Section 2, an Underwriter will not be liable to the Trust under this Section 2 with respect to a default under this Section 2 or Schedule "A" by another Underwriter or another Underwriter's United States broker-dealer affiliate, as the case may be. However, each Underwriter shall be liable to the Trust under this Section 2 or Schedule "A" with respect to any breach by it or its United States broker-dealer affiliates of this Section 2 or of the United States selling restrictions set forth in Schedule "A".

The Underwriters shall use their reasonable best efforts to complete and cause the Selling Firms to complete Distribution of the Securities in the Qualifying Jurisdictions as promptly as possible, and in any event no later than February 28, 2002, and shall give prompt notice to the Trust when, in the opinion of the Underwriters, such Distribution has been completed and shall give notice to the Trust of the proceeds realized in each jurisdiction from the Distribution of the Securities.

The Trust shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Prospectus and any Amendment thereto (as hereinafter defined) and shall allow the Underwriters and their counsel to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters to execute any certificate required to be executed by the Underwriters in such documentation.

3. **Documents to be Delivered**

The Trust shall deliver to the Underwriters:

(a) on or prior to the filing of the Preliminary Prospectus, a copy of the Preliminary Prospectus signed as required by the laws of the Qualifying Jurisdictions;

(b) on or prior to the date of filing of the Final Prospectus, a copy of the Final Prospectus signed as required by the laws of the Qualifying Jurisdictions;

(c) on or prior to the date of filing of an Amendment (as hereinafter defined), copies of any Amendment signed as required by the laws of the Qualifying Jurisdictions;

(d) at the time of the delivery to the Underwriters pursuant to this Section 3 of the Prospectus and any Amendment, in each case in the French language,

(i) opinions of Quebec counsel to the Trust dated the date of such document and stating that, except for any financial charts, financial statements, notes to financial statements, auditors' reports and the press release of the Trust announcing the results of the Trust for the three month period and the year ended December 31, 2001 (collectively, the **"Financial Information"**) contained or incorporated by reference in such document, the document in the French language is in all material respects a complete and accurate translation of the document in the English language and that such versions are not susceptible of any materially different interpretations with respect to any material matter contained therein; and

(ii) opinions of the auditors of the Trust dated the date of such document and stating that the Financial Information contained in such document in the French language is in all material respects a complete and proper translation of the Financial Information contained or incorporated by reference therein in the English language;

(e) at the time of the delivery to the Underwriters of the Final Prospectus pursuant to Section 3(b), a comfort letter dated the date of the Final Prospectus from the auditors of the Trust and acceptable in form and substance to the Underwriters, with respect to the financial and accounting information contained in the Final Prospectus based on a review by the auditors having a cut-off date not more than two Business Days prior to the date of the comfort letter; and

(f) as soon as practicable after the Final Prospectus and any Amendments are prepared, a private placement memorandum incorporating the Final Prospectus or any Amendment, as the case may be, prepared for use in connection with the offering for sale of the Securities in the United States (the **"U.S. Private Placement Memorandum"**), and, forthwith after preparation, any amendment to the U.S. Private Placement Memorandum.

During the period commencing on the date hereof and until completion of the purchase of the Securities, the Trust will promptly provide to the Underwriters drafts of any press releases of the Trust for review and comment by the Underwriters and the Underwriters' counsel prior to issuance.

4. **Commercial Copies**

The Trust shall cause commercial copies of the Prospectus and the U.S. Private Placement Memorandum to be delivered to the Underwriters without charge in such numbers and in such cities, as the Underwriters may reasonably request on oral or written instruction from RBC DS (on behalf of the Underwriters) to the Trust or the printer of such documents given on or about the dates the Preliminary Prospectus and the Final Prospectus are filed under the MRRS. Such delivery shall be effected as soon as possible after the MRRS decision document has been

issued by the OSC in respect thereof and, in any event, not later than the end of the Business Day following the date of the MRRS decision document relating to the Preliminary Prospectus in respect of the Preliminary Prospectus and not later than the end of the Business Day following the date of the MRRS decision document relating to the Final Prospectus in respect of the Final Prospectus. The Trust shall similarly cause to be delivered commercial copies of the Amendment required to be delivered or the documents incorporated by reference in the Prospectus, on request or otherwise, to the Underwriters. The commercial copies of the Preliminary Prospectus, the Final Prospectus and any Amendment shall be identical in content to the electronically transmitted versions thereof filed with Canadian securities regulatory authorities pursuant to the System for Electronic Document Analysis and Retrieval.

5. **Amendment**

The Trust shall deliver to the Underwriters duly signed copies of all amendments or supplements or any other supplemental documents to the Prospectus, as the case may be, required to be prepared by the Trust under applicable Securities Laws or to the documents incorporated therein by reference (collectively, the "**Amendment**") or other documents required to be filed under Section 6. The Amendment shall be in form and substance satisfactory to the Underwriters. Prior to the filing of any Amendment, the Trust shall deliver to the Underwriters with respect to such Amendment, letters and opinions similar to those referred to in Sections 3(d) and 3(e).

6. **Material Changes**

Commencing on the date hereof and until the completion of the Distribution, the Trust shall promptly notify the Underwriters in writing of:

(a) any change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital or ownership of the Trust and the Subsidiaries (as hereinafter defined) taken as a whole or in the business, affairs, operations, assets or liabilities of the Hotel Portfolio or any change to the Hotel Portfolio;

(b) any material fact that has arisen or has been discovered which would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus; and

(c) any change in any material fact in the Prospectus or Amendment, or the existence of any new material fact,

which change or new material fact is, or may be, of such a nature as:

(d) to render the Prospectus or Amendment, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue in any material respect or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or new material fact, containing a misrepresentation;

(e) would result in the Prospectus or any Amendment, as they exist taken together in their entirety immediately prior to such change or new material fact, not complying with laws of the Qualifying Jurisdictions;

(f) would reasonably be expected to have a significant effect on the market price or value of the Securities; or

(g) would be material to a prospective purchaser of the Securities.

The Trust shall promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under applicable Securities Laws arising as a result of such fact or change; provided that the Trust shall not file any Amendment or other document without first consulting with the Underwriters as to the form and content thereof. The Trust shall, in good faith, discuss with the Underwriters any fact or change (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is any doubt as to whether notice in writing need be given to the Underwriters pursuant to this Section 6 and, in any event, prior to making any filing referred to in this Section 6.

In addition, if, prior to the completion of the Distribution, there is any change in any applicable Securities Laws which results in the requirement to file an Amendment, the Trust shall, to the reasonable satisfaction of the Underwriters' counsel in the applicable jurisdictions, make any such filing required as soon as possible.

7. **Representations and Warranties of the Trust**

The delivery to the Underwriters of the documents referred to in Sections 3(a), 3(b) and Section 4 shall constitute the Trust's consent to the use by the Underwriters and the Selling Firms of such documents in connection with the Distribution of the Securities in the Qualifying Jurisdictions or the private placement thereof in the United States in compliance with the provisions of this Agreement and shall constitute the Trust's representation and warranty to the Underwriters that:

(i) such documents at the time of their signing or filing fully complied with the requirements of the applicable Securities Laws pursuant to which they were filed and all the information and statements relating to the Trust contained therein (except for information or statements provided by and relating solely to the Underwriters and information or statements which are modified or superseded by information or statements contained in an Amendment) were, at the respective dates of delivery thereof, true and correct in all material respects, contained no misrepresentation (as defined in applicable Securities Laws) and constituted full, true and plain disclosure of all material facts relating to the Securities as required by the applicable Securities Laws;

(ii) no material fact or information (except facts or information relating solely to the Underwriters) has been omitted from such documents and no other fact or information (except facts or information relating solely to the Underwriters) has

been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made;

(iii) the financial statements included in such documents or incorporated by reference therein present fairly in all material respects the consolidated financial position of the Trust as at the date indicated and, except as otherwise stated in such documents, such financial statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis;

(iv) the Trust is a validly existing trust under the laws of the Province of Alberta with all necessary trust power and authority to own and lease its properties and to conduct its business as described in the Prospectus;

(v) the Trust does not have any subsidiaries, other than Legacy Hotels Corporation, 3428826 Canada Ltd., 3530094 Canada Inc., 3428834 Canada Ltd., 3428842 Canada Ltd., 3428851 Canada Ltd., 3755860 Canada Inc., 3755878 Canada Inc., 3820688 Canada Inc., 3858464 Canada Inc., 3803082 Canada Inc., Legacy EF Inc., Legacy Empress Title Corp. and Legacy Frontenac Title Corp. (collectively the **"Subsidiaries"**);

(vi) each of the Subsidiaries is duly incorporated and is validly existing as a subsisting corporation under the laws of its jurisdiction of incorporation with all necessary power and authority to own, lease and operate, as applicable, its properties and to conduct its business as described in the Prospectus;

(vii) the Trust or a Subsidiary of the Trust is the registered and beneficial owner of all of the issued and outstanding common shares of the Subsidiaries with good and marketable title to all of such shares, free and clear of any liens, pledges, charges, encumbrances, security interests or other adverse claims whatsoever, except as disclosed in the Prospectus;

(viii) each of Canadian Pacific Hotels Management Corporation, Fairmont Hotels Inc. and Delta Hotels Limited has been duly incorporated and is validly existing as a subsisting corporation under the laws of its jurisdiction of incorporation with all necessary corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus;

(ix) the attributes and characteristics of the Securities to be issued at the Closing Time will conform in all material respects to the attributes and characteristics thereof described in the Prospectus or any Amendment;

(x) except as otherwise described in the Prospectus, no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase, subscription or issuance of any of the unissued securities of the Trust;

(xi) all authorizations, approvals and consents to be obtained by the Trust under applicable laws, or under any agreements or documents by which the Trust is

bound, for the execution and delivery of this Agreement, and the failure of which to obtain would have a material adverse impact on the Trust, have been obtained and are in full force, and this Agreement will be a legal, valid and binding agreement of the Trust enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity;

(xii) an application has been made by the Trust to list the Securities and the Units issuable pursuant to the terms of the Securities on the TSE;

(xiii) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust in connection with the sale and delivery of the Securities by the Trust in any Qualifying Jurisdictions except such as may be required under applicable Securities Laws therein;

(xiv) the Trust is eligible in accordance with the provisions of the POP System to file a short form prospectus in each of the Qualifying Jurisdictions; and

(xv) there are no actions, suits or proceedings before or by any court or governmental agency or body now pending, or to the best of the knowledge of the Trust and its trustees and officers, threatened, against or affecting the Trust or any of the Subsidiaries which might materially and adversely affect the business, operations or condition (financial or otherwise) of the Trust or its property or assets.

Any certificate signed by any officer or other authorized signatory of the Trust and delivered to the Underwriters or to their counsel shall be deemed a representation and warranty by the Trust to each Underwriter as to the matters covered by the certificate.

8. **Covenants**

The Trust covenants to the Underwriters that:

(i) the Trust will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus and any Amendment has been filed and receipts therefor have been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(ii) the Trust shall use its best efforts to ensure that the Securities and the Units issuable pursuant to the terms of the Securities will be listed and posted for trading on the TSE from and after the Closing Date;

(iii) the Trust will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (A) the issuance by any securities regulatory authority of any order suspending or preventing the use of the Prospectus or any Amendment; (B) the suspension of the qualification of the Securities in any of the Qualifying Jurisdictions; (C) the institution, threatening or contemplation of any proceeding for any such purposes; or (D) any requests made by any securities

regulatory authority for amending or supplementing the Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (A) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(iv) the Trust shall, prior to the completion of the Distribution of the Securities in Canada, take or use its best efforts to cause to be taken all steps and proceedings that may be required under applicable Securities Laws to qualify the Securities for sale to the public in the Qualifying Jurisdictions through registrants registered under applicable laws who have complied with the relevant provisions of applicable Securities Laws; and

(v) prior to the completion of the Distribution of the Securities in Canada, the Prospectus and any Amendment will comply with the requirements of applicable Securities Laws, will provide full, true and plain disclosure of all material facts relating to the Trust and to the Securities to the extent required by applicable Securities Laws and will not contain any misrepresentation (provided that the foregoing covenant of the Trust shall not apply to facts or information relating solely to the Underwriters or which are modified by or superseded by facts or information contained in the Final Prospectus or any Amendment).

9. **Closing**

The Closing shall take place at the offices of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1E6 at the Closing Time. At the Closing Time, one certificate for deposit in the book-based system administered by CDS for the Purchased Debentures and the Option Debentures, if the Over-Allotment Option has been exercised, shall be delivered by or on behalf of the Trust to RBC DS on behalf of the Underwriters, against payment by RBC DS on behalf of the Underwriters of the Purchase Price for the Securities to be purchased, by certified cheque or bank draft, payable to the order of the Trust in Canadian funds payable at par in the City of Toronto less the amount of the Underwriting Fee (and the Underwriting Fee (Over-Allotment Option), if the Over-Allotment Option has been exercised).

10. **Closing Conditions**

The Underwriters' obligations under this Agreement are conditional upon and subject to the following conditions being fulfilled at or prior to the Closing Time, which conditions may be waived in writing in whole or in part by the Underwriters:

(a) the Underwriters shall have received at the Closing Time a global certificate for the Securities as contemplated by Section 9;

(b) the Underwriters shall have received at the Closing Time the fees as contemplated by Section 9;

(c) the Underwriters shall have received at the Closing Time a certificate dated as of the Closing Date and signed on behalf of the Trust by its chief financial officer or

such other person as may be agreed upon by the Underwriters, acting reasonably, certifying that to the best of the knowledge, information and belief of such person, after having made or caused to be made reasonable inquiries and having carefully examined the Prospectus and any Amendment and except as may be disclosed in the Prospectus or any Amendment:

(i) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Securities or any other securities of the Trust has been issued by any regulatory authority or stock exchange and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officer, contemplated or threatened under any of the Securities Laws or by any other regulatory authority;

(ii) since the respective dates as of which information is given in the Prospectus as amended by any Amendment that (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust and its Subsidiaries, and (B) no transaction has been entered into by the Trust that is material to the Trust other than as disclosed in the Prospectus or the Amendment, as the case may be;

(iii) the Trust's representations and warranties herein are true and correct at the Closing Time as if made as at such time;

(iv) the Trust has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by it except to the extent that the same have been waived by the Underwriters in writing pursuant hereto; and

(v) as to such other material matters as the Underwriters may reasonably request;

(d) the Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date and addressed to the Underwriters and their counsel, from counsel to the Trust with respect to:

(i) the Trust being duly created and validly existing;

(ii) all necessary actions having been taken by the Trust to authorize the signing and delivery by the Trust of the Prospectus and any Amendment;

(iii) no consent, approval, authorization or order of or filing with any Canadian federal or provincial court or public, governmental or regulatory agency or body being required to be made or obtained by the Trust for the execution, delivery and performance by the Trust of this Agreement or for the

consummation of the transactions contemplated hereby, except for such as have been made or obtained under applicable Securities Laws;

(iv) the Trust having the power and authority and taking all necessary action to enter into, execute, deliver and perform its obligations under this Agreement;

(v) the conformity of the Securities to the description thereof in the Prospectus;

(vi) the due execution and delivery by the Trust of this Agreement and the legality, validity and enforceability of this Agreement against the Trust (subject to usual qualifications);

(vii) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and the sale of the Securities at the Closing Time not resulting in a breach of, and not creating a state of facts which, after notice or lapse of time, or both, results in a breach of, or a conflict with or a default under (X) any of the terms, conditions or provisions of the Declaration of Trust, by-laws or resolutions of the unitholders or Trustees (or any committee thereof) of the Trust, or (Y) any laws of Canada or the Province of Ontario or the Province of Alberta;

(viii) all documents having been filed and all requisite proceedings having been taken and all approvals, permits, consents and authorizations of the appropriate regulatory authorities under the Securities Laws having been obtained by the Trust to qualify the Purchased Debentures and, if issued, the Option Debentures for Distribution in each of the Qualifying Jurisdictions through investment dealers or brokers registered under the applicable laws of the Qualifying Jurisdictions who have complied with such applicable laws;

(ix) that the Securities and the Units issuable pursuant to the terms of the Securities have been conditionally approved for listing by the TSE on or before the Closing Date;

(x) that the Trust is a "reporting issuer" not in default within the meaning of the *Securities Act* (Ontario) and has the equivalent or similar status in each of the other Qualifying Jurisdictions;

(xi) that the Over-Allotment Option has been validly created and upon the exercise of the Over-Allotment Option in accordance with the terms thereof, the Option Debentures will be validly issued;

(xii) the confirmation of the accuracy and completeness of the sections in the Final Prospectus entitled "Canadian Federal Income Tax Considerations" and "Eligibility for Investment";

(e) the Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date of counsel to the Underwriters as to such matters relating to the offering of the Securities as the Underwriters may reasonably require, it being understood that counsel to the Underwriters may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Ontario or Canada and may rely on the opinions of counsel to the Trust as to matters which relate specifically to the Trust;

(f) the statements as to matters of the laws of the various provinces and of the federal laws of Canada set forth in the Final Prospectus under the heading "Eligibility for Investment" shall be true as at the Closing Time;

(g) the Trust shall have complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied up to the Closing Time;

(h) the Underwriters shall have received at the Closing Time comfort letters from the auditors of the Trust dated the date of delivery and acceptable in form and substance to the Underwriters bringing the information contained in any comfort letters referred to in Section 3(e) forward to the Closing Time, provided that such comfort letters shall be based on a review by the auditors having a cut-off date not more than two Business Days prior to the Closing Time;

(i) the Underwriters shall have received at the Closing Time an opinion of the Trust's counsel dated the Closing Date and acceptable in form and substance to the Underwriters' counsel, as to compliance with the laws of the Province of Quebec relating to the use of the French language; and

(j) if any Securities are sold by private placement in the United States, the Underwriters shall have received a favourable legal opinion dated the Closing Date of United States counsel for the Trust to the effect that (A) it is not necessary, in connection with the offer, sale and initial resale of the Securities in the United States under the circumstances contemplated by this Agreement, to register such Securities under the 1933 Act and (B) it is not necessary, in connection with the issuance of Units in the United States upon the conversion, redemption or maturity of the Securities under the circumstances contemplated by the Final Prospectus and the trust indenture pursuant to which the Securities will be issued, to register such Units under the 1933 Act. Such opinion shall assume that no commission or other remuneration is paid or given directly or indirectly for soliciting the conversion of the Debentures into Units.

11. **Indemnity**

(a) Indemnity. The Trust covenants and agrees that it shall (subject to Sections 11(f) and 12) protect and indemnify the Underwriters and their respective shareholders, directors, officers, partners, employees and agents (the **"Indemnified Parties"**)

from and against all losses (other than loss of profit and consequential damages in connection with the Distribution of the Securities in the Qualifying Jurisdictions), claims, costs, damages and liabilities (collectively, the **"Claims"** and individually, a **"Claim"**) caused by or arising directly or indirectly by reason of:

(i) any information or statement (except any information or statement furnished by or relating to the Underwriters or any of them) contained in the Prospectus, or any Amendment or any document incorporated by reference in such Prospectus or Amendment being or being alleged to be a misrepresentation (as defined by applicable Securities Laws) or untrue or any omission or alleged omission to state therein any fact or information (except facts or information relating to the Underwriters or any of them) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

(ii) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or by any other competent authority, based upon any untrue statement, omission or misrepresentation (as defined by applicable Securities Laws) or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters or any of them) in the Prospectus or any Amendment or any document incorporated by reference in such Prospectus or Amendment (except any document or material delivered or filed by the Underwriters or any of them) preventing or restricting the trading in, the sale or Distribution of the Securities in any of the Qualifying Jurisdictions.

(b) Notification of Claims. If any Claim contemplated by this Section 11 shall be asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 11 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall give notice to the Trust as soon as possible of the nature of such Claim (provided that any failure to so notify in respect of any potential Claim shall not affect the Trust's liability and provided further that any failure to so notify in respect of any actual Claim shall affect the Trust's liability under this Section 11 only to the extent that it is materially prejudiced by such failure).

(c) Retaining Counsel. The Trust shall, subject as hereinafter provided, be entitled (but not required) to assume conduct of any negotiations, defence or settlement on behalf of the Indemnified Party of any such Claim or any suit brought to enforce such Claim; provided that the conduct of any negotiations, defence or settlement shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Trust without, in each case, the prior written consent of all parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to retain separate counsel in any such suit and participate in the defence thereof but the

fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i) the Trust fails to assume the defence of such suit on behalf of the Indemnified Party within five Business Days of receiving notice of such suit;

(ii) the employment of such counsel has been authorized by the Trust; or

(iii) the named parties to any such suit (including any added or third parties) include both the Indemnified Party and the Trust and the Indemnified Party shall have been advised by counsel that the representation of both parties by the same counsel would be inappropriate due to the actual differing interests between them or there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Trust;

(in the case of each of (c)(i), (ii) or (iii), the Trust shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction).

(d) Not to Claim Contribution. The Trust further agrees not to claim contribution from the Indemnified Parties in the event of any action brought against the Trust as a result of any information, statement or omission referred to in Section 11(a)(i) (except any information or statement or omission relating to the Underwriters or any of them).

(e) Right of Indemnity in Favour of Others. It is the intention of the Trust to constitute the Underwriters as the trustees for the respective Underwriters' directors, shareholders, officers, employees and agents of the covenants of the Trust under this Section 11 with respect to such Underwriter's directors, shareholders, officers, employees and agents and the Underwriters agree to accept such trust and hold and enforce such covenants on behalf of such persons.

(f) Indemnity not Available. Notwithstanding the provisions of Section 11, the foregoing rights of indemnity shall not enure to an Indemnified Party if the Trust have complied with the provisions of Section 6 and the claim for indemnification relates to a person asserting a claim in respect of an alleged untrue statement in or alleged omission from the Final Prospectus, or any Amendment thereto, and such person was not provided with a copy of the document which corrects such alleged untrue statement or alleged omission and which is required, under applicable law, to be sent or delivered to such person by such Indemnified Party.

12. **Contribution**

In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 11 would otherwise be available in accordance with its terms but is, for any reason not attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by an Indemnified Party or is insufficient to hold the Indemnified Party harmless, the Trust and the Indemnified Parties shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits and consequential damages) of the nature contemplated in Section 11 (including legal fees and disbursements) and suffered or incurred by the Indemnified Parties in such proportions so that the Underwriters are responsible for that portion thereof as is represented by the percentage that the total Underwriting Fee bears to the total gross proceeds to the Trust of the sale of the Securities (including the Underwriting Fee), both as determined pursuant to the provisions hereof, and the Trust shall be responsible for the balance; provided that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of such total Underwriting Fee (and, if applicable, the Underwriting Fee (Over-Allotment Option)) or any portion thereof actually received. However, a party who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall not, to the extent that the claims, expenses, costs, liabilities and losses were caused by such activity, be entitled to claim contribution therefor from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

The rights to contribution provided in this Section 12 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties or the Trust may have by statute or otherwise at law. If an Indemnified Party has reason to believe that a claim for contribution may arise, the Indemnified Party shall give the Trust notice thereof in writing, but failure to so notify shall not relieve the Trust of any obligation which it may have to the Indemnified Party under this Section 12, except to the extent that it is materially prejudiced by such failure, and the right of the Trust to assume the defence of such Indemnified Party shall apply as set out in Section 11, *mutatis mutandis*.

13. **Expenses of the Offering**

Whether or not the transactions herein contemplated shall be completed, all expenses of or incidental to the sale of the Securities shall be borne by the Trust, including, without limitation, expenses payable in connection with the qualification of the Securities , the fees and expenses of counsel and auditors to the Trust and all costs incurred in connection with the preparation, translation, printing and delivery of the Prospectus and any Amendment (including commercial copies thereof). The fees and expenses of counsel for the Underwriters and the out-of-pocket expenses of the Underwriters shall be borne by the Underwriters; provided that in the event that the sale of the Securities is not completed as contemplated hereby by reason of a breach of this Agreement by the Trust, the Trust shall assume and pay the reasonable fees and expenses of counsel to the Underwriters and the reasonable out-of-pocket expenses of the Underwriters.

14. **Termination**

In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement:

(a) if any inquiry, action, suit, investigation or other proceeding whether formal or informal is announced, threatened or commenced or any order is issued under or pursuant to any statute, or otherwise (except for any inquiry, investigation or other proceeding, or any order, based upon the activities or alleged activities of the Underwriters or the Selling Firms) or there is any change of law, which, in the opinion of an Underwriter, acting reasonably, operates to prevent or restrict the trading in the Securities or the completion of this offering or which, in the opinion of an Underwriter, acting reasonably, has a material adverse effect on the Distribution of the Securities , by giving the Trust written notice to that effect at any time prior to the Closing Time;

(b) if, prior to the completion of the Distribution of the Securities, there shall occur any change, occurrence or development as is contemplated in Section 6 (other than a change, occurrence or development related to the Underwriters), which in the Underwriters' opinion could be reasonably expected to have a material adverse effect on the market price or value of the Securities, by giving the Trust written notice to that effect not later than the earlier of (i) the Closing Time and (ii) 5:00 p.m., Toronto time, on the fifth Business Day following the later of (A) the date on which all applicable filing or other requirements with respect to such change, occurrence or development have been complied with in all the Qualifying Jurisdictions and any appropriate receipts obtained therefor and (B) the date on which the Underwriters' requirements of commercial copies of the Prospectus and any Amendment thereto have been delivered as provided herein;

(c) if, prior to the earlier of (i) the Closing Time and (ii) 5:00 p.m., Toronto time, on the fifth Business Day following the later of (A) the date on which qualification for Distribution of the Securities in all the Qualifying Jurisdictions has been completed and notice thereof from the Trust or its counsel, has been received by the Underwriters, and (B) the date on which the Underwriters' requirements of commercial copies of the Prospectus and any Amendment thereto have been delivered as herein provided (such later date being hereinafter referred to as the "**Qualification Date**"), there should develop, occur or come into effect any occurrence of national or international consequence or any action, government law or regulation or inquiry which in the Underwriters' opinion seriously affects, or may seriously affect, the financial markets or the business of the Trust in each case taken as a whole, by giving the Trust written notice to that effect not later than the earlier of (i) the Closing Time and (ii) 5:00 p.m., Toronto time, on the sixth Business Day following the Qualification Date; or

(d) the due diligence review undertaken by or on behalf of any of the Underwriters reveals any material adverse information or fact not publicly disclosed or which in

the opinion of any of the Underwriters, acting reasonably, materially and adversely affects or may materially and adversely affect the marketability of the Securities.

If any Underwriter terminates its obligations hereunder pursuant to this Section 14, the liability of the Trust hereunder to such Underwriter, if any, shall be limited to the respective obligations of such parties under Sections 11, 12 and 13.

15. **Underwriting Percentages**

The Underwriters' obligation to purchase the Purchased Debentures at the Closing Time shall be several and not joint, and the Underwriters' respective obligations in this respect shall be as to the following percentages of the aggregate amount of Purchased Debentures to be purchased at that time:

RBC Dominion Securities Inc.	35%
CIBC World Markets Inc.	20%
Scotia Capital Inc.	15%
TD Securities Inc.	15%
BMO Nesbitt Burns Inc.	10%
National Bank Financial Inc.	5%

Any Option Debentures shall be allocated among the Underwriters in the foregoing proportions.

If one or more of the Underwriters fails to purchase its or their applicable percentages of the aggregate amount of the Securities at the Closing Time, the other Underwriter or Underwriters shall be obligated to purchase on a *pro rata* basis, or such other basis as such other Underwriters may agree upon, all, but not less than all, of the Securities which would otherwise have been purchased by the Underwriter or Underwriters which fail to purchase; provided, however, that if the percentage of the total principal amount of Securities which one or more of the Underwriters has failed to purchase exceeds 10% of the total principal amount of Securities which the Underwriters have agreed to purchase, the other Underwriters shall have the right, but shall not be obligated, to purchase on a *pro rata* basis, or such other basis as such other Underwriters may agree, all, but not less than all, of the principal amount of Securities which would otherwise have been purchased by the Underwriter or Underwriters which fail to purchase. In the event that such right is not exercised, the Trust may complete the sale of the Securities with the other Underwriters who have severally agreed to purchase or may terminate this Agreement. In any such case, either the non-defaulting Underwriters or the Trust shall have the right to postpone the Closing Date for such period, not exceeding five Business Days in order that the required changes, if any, in the Final Prospectus or in any other documents or arrangements may be effected. Nothing in this Section 15 shall oblige the Trust to sell to any or all of the Underwriters less than all of the aggregate amount of the Securities or shall relieve any of the Underwriters in default hereunder from liability to the Trust.

16. **Over-Allotment Option**

(1) The Over-Allotment Option may be exercised in whole or in part at any time prior to the Option Expiry Date by RBC DS on behalf of the Underwriters, by delivery by RBC DS on behalf of the Underwriters of written notice to the Trust confirming the principal amount of Option Debentures in respect of which the Over-Allotment Option is being exercised and the purchase and sale of the Option Debentures shall be completed at the Closing.

(2) The issuance of Option Debentures pursuant to the Over-Allotment Option will take place upon exercise of the Over-Allotment Option in accordance with the terms of this Agreement. At the Option Closing Time, at which the Over-Allotment Option, or any portion thereof, is exercised, the Trust shall deliver to the Underwriters a definitive global certificate representing the Option Debentures registered in the name of CDS, together with a receipt signed by the Trust for the payment of the aggregate purchase price for the Option Debentures, against payment by the Underwriters to the Trust of the aggregate purchase price for the Option Debentures by certified cheque or bank draft less the Underwriting Fee (Over-Allotment Option).

(3) The Underwriters shall not be under any obligation to purchase any of the Option Debentures prior to the exercise of the Over-Allotment Option. RBC DS on behalf of the Underwriters may exercise the Over-Allotment Option at any time prior to the Option Expiry Date. The Option Closing Time shall be determined by RBC DS but shall not be earlier than two Business Days or later than seven Business Days after such exercise of the Over-Allotment Option and, in any event, shall not be later than the Closing Date. Upon exercise of the Over-Allotment Option as provided herein, the Trust shall become obligated to sell the principal amount of the Option Debentures as to which the Underwriters are exercising the Over-Allotment Option, to each of the Underwriters and, subject to the terms and conditions herein set forth, each of the Underwriters severally and not jointly shall become obligated to purchase from the Trust the same percentage of the aggregate amount of the Option Debentures as to which the Underwriters are exercising the Over-Allotment Option as such Underwriter is obligated to purchase of the aggregate number of Securities. If the Over-Allotment Option is exercised as to all or any portion of the Option Debentures, an opinion and a letter shall be delivered at the Option Closing Time in the manner, and upon the terms and conditions, set forth in Sections 10(b) and 10(g), except that reference therein to the Securities and the Closing Time shall be deemed, for purposes of this Section 16, to refer to such Option Debentures and the Option Closing Time, respectively.

17. **Black-out Period**

The Trust hereby agrees that it will not, without the prior written consent of RBC DS, which consent shall not be unreasonably withheld, during the period commencing on the date hereof and ending 90 days following the Closing Date, (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of directly or indirectly, the Units or any securities convertible into or exercisable or exchangeable for Units, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Units or such other securities, whether any such transaction in (i) or (ii) of this

Section is to be settled by delivery of Units or such other securities, in cash or otherwise, (other than the Units to be issued under the terms of the Securities and issuances of Units in connection with the exercise of outstanding options, issuances under the Trust's unit option plan or distribution reinvestment plan and private placements of Units to Fairmont Hotels & Resorts Inc. for the reinvestment of dividends on the exchangeable preferred shares of a subsidiary of the Trust held by Canadian Pacific Hotels Real Estate Corporation).

18. **Recourse**

The obligations of the Trust under this Agreement shall not be personally binding upon, and resort shall not be had to, nor shall satisfaction or recourse be sought from, the private property of the unitholders or Trustees of the Trust or annuitants under a plan of which a unitholder acts as a trustee or carrier, but the property of the Trust only shall be bound. Any recourse by any party hereunder against the Trust or the Trustees shall be solely against the assets of the Trust.

19. **Termination/Waiver**

All material terms and conditions of this offer shall be construed as conditions, and any breach or failure to comply with any material terms or conditions shall entitle the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriters' obligations to purchase the Securities by giving written notice to that effect to the Trust prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such Underwriters' rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on such Underwriters any such waiver or extension must be in writing.

20. **Survival**

The representations, warranties, obligations and agreements of the Trust contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Securities, but where expressly limited to a particular date shall continue to speak only as of such date, and the Underwriters shall be entitled to rely on the representations and warranties of the Trust contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

21. **Notices**

Any notice or other communication (a "**Communication**") to be given hereunder shall be addressed as follows (or to such other address as any of the persons may designate by notice given to the others in accordance with this Section):

If to the Trust, be addressed and sent to:

Legacy Hotels Real Estate Investment Trust
Canadian Pacific Tower
Suite 1600, 100 Wellington Street West
Toronto-Dominion Centre, P.O. Box 40
Toronto, Ontario M5K 1B7

Attention: Secretary
Fax: (416) 874-2852

With a copy to:

McCarthy Tétrault LLP
Toronto Dominion Bank Tower
Suite 4700, Box 28
Toronto, Ontario M5K 1E6

Attention: David Woollcombe
Fax: (416) 868-0673

If to the Underwriters, addressed and sent to:

RBC Dominion Securities Inc.
Royal Bank Plaza, North Tower
4th Floor, P.O. Box 50
200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Richard Matheson, Managing Director
Fax: (416) 842-8910

With a copy to:

Blake, Cassels & Graydon LLP
Commerce Court West
Suite 2800, Box 25
Toronto, Ontario M5L 1A9

Attention: Frank P. Arnone
Fax: (416) 863-2653

Any such Communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by courier service or facsimile, and shall be deemed to have been received, if given by facsimile, on the day of sending and, if given by courier service, on the next Business Day following the sending thereof.

22. **Time**

Time shall be of the essence of this Agreement.

23. **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, and the courts of the Province of Ontario shall have exclusive jurisdiction over any dispute hereunder.

24. **Severability**

If any provision hereof is determined to be void or unenforceable in whole or in part, it shall be deemed not to impair or affect the validity of any other provision of this Agreement, and such void or unenforceable provision shall be severable from this Agreement.

25. **Entire Agreement**

This Agreement constitutes the entire agreement among the Trust and the Underwriters in connection with the offering of the Securities and supersedes all prior agreements (including the letter agreement dated January 29, 2002 relating to the offering of the Securities), understandings, negotiations and discussions, whether oral or written.

26. **Counterparts/Facsimile Signatures**

This Agreement may be executed in one or more counterparts together constituting one original document which shall be effective as of the date hereof. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party's intention to be bound by this Agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

27. **Authority of RBC DS**

RBC DS is hereby authorized by each of the other Underwriters to act on its behalf and the Trust shall be entitled to and shall act on any Communication given in accordance with Section 21 or any agreement entered into by or on behalf of the Underwriters by RBC DS, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 11(c) which consent shall be given by the Indemnified Party, a notice of termination pursuant to Section 14, which notice may be given by any of the Underwriters, or any waiver pursuant to Section 19, which waiver must be signed by all of the Underwriters. RBC DS shall consult with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

If the foregoing accurately reflects our agreement, please confirm this by signing the enclosed copies of this letter at the place indicated and returning the same to RBC DS, on behalf of the Underwriters.

Yours very truly,

RBC DOMINION SECURITIES INC.

By: "Richard N. Matheson"

CIBC WORLD MARKETS INC.

By: "Allan Kimberley"

SCOTIA CAPITAL INC.

By: "James P. O'Sullivan"

TD SECURITIES INC.

By: "Paul Douglas"

BMO NESBITT BURNS INC.

By: "Jeffrey P. Watchorn"

NATIONAL BANK FINANCIAL INC.

By: "Craig J. Shannon"

The undersigned confirms that the above reflects its agreement with you as of the date first written above.

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: "Terence P. Badour"

SCHEDULE "A"
UNITED STATES OFFERS AND SALES

1. As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"1934 Act" means the United States Securities Exchange Act of 1934, as amended.

"Regulation D" means Regulation D adopted by the SEC under the 1933 Act.

"Regulation S" means Regulation S adopted by the SEC under the 1933 Act.

"Rule 144A" means Rule 144A under the 1933 Act.

"SEC" means the United States Securities and Exchange Commission.

"U.S. Person" means a U.S. person as that term is defined in Regulation S.

2. The Trust hereby represents, warrants, covenants and agrees to and with the Underwriters that:

(a) The Trust is a "foreign issuer" with no "substantial U.S. market interest" with respect to the Securities as such terms are defined in Regulation S.

(b) None of the Trust, its affiliates or any person acting on its or their behalf has engaged or will engage in any directed selling efforts (within the meaning of Regulation S) or has engaged or will engage in any form of general solicitation or general advertising (as those terms are defined in Regulation D) with respect to the Securities.

(c) The Securities satisfy the requirements set out in Rule 144A(d)(3) under the 1933 Act.

(d) So long as any Securities which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act, the Trust shall either:

(i) furnish to the SEC all information required to be furnished in accordance with Rule 12g3-2(b) under the 1934 Act;

(ii) file reports and other information with the SEC under Section 13 or 15(d) of the 1934 Act; or

(iii) in the event it is not exempt from reporting pursuant to Rule 12g3-2(b) nor subject to Section 13 or 15(d) of the 1934 Act, furnish to any holder of the Securities and any prospective purchaser of the Securities designated by

such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the 1933 Act (so long as necessary in order to permit holders of the Securities to effect resales under Rule 144A).

3. Each of the Underwriters represents, warrants, covenants and agrees to and with the Trust that:

(a) It acknowledges and agrees that the Securities have not been and will not be registered under the 1933 Act and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons, except in accordance with Regulation S or pursuant to another exemption from the registration requirements of the 1933 Act. Outside the United States, it has offered and sold and will offer and sell Securities only in accordance with Rule 903 of Regulation S. Inside the United States, it and any affiliated Placement Agent (as defined below) has only offered and sold and will only offer and sell Securities as provided in paragraphs 5 and 6 below. Accordingly, neither it or its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts (within the meaning of Regulation S) with respect to the Securities.

(b) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its affiliates, any Selling Firm or with the prior written consent of the Trust.

4. The Underwriters shall require each Selling Firm to agree, for the benefit of the Trust, to comply with, and shall use their best efforts to ensure that each Selling Firm complies with, the provisions of clauses 3(a) and (b) above as if such provisions directly applied to such Selling Firm.

5. Each of the Underwriters agrees with the Trust that:

(a) All offers and sales of the Securities in the United States shall be made through a U.S. broker-dealer affiliate of such Underwriter (its "**Placement Agent**") in compliance with all applicable U.S. broker-dealer requirements; its Placement Agent is a qualified institutional buyer as defined in Rule 144A (a **"Qualified Institutional Buyer"**).

(b) The aggregate amount of Securities sold in the United States or to U.S. persons shall not exceed 30% of the total Securities.

(c) It will not, either directly or through its Placement Agent, solicit offers for, or offer to sell, the Securities in the United States by means of any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

(d) It will solicit, and will cause its Placement Agent to solicit, offers for the Securities in the United States only from, and will offer the Securities only to,

persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A; provided, however, that no Qualified Institutional Buyer solicited to purchase Securities in the United States will be permitted to purchase, either directly or through any affiliate, any Securities outside the United States. It also agrees that it will solicit offers for the Securities only from, and will offer the Securities only to, and make sales of Securities only to, persons that have been informed that, by purchasing such Securities such persons shall be deemed to have represented and agreed as provided in clauses (g)(i) through (x) below (to the extent such representations are applicable to the purchaser concerned).

(e) It will inform, and will cause its Placement Agent to inform, all purchasers of the Securities in the United States that the Securities have not been and will not be registered under the 1933 Act and are being sold to them without registration under the 1933 Act in reliance on Rule 144A.

(f) The Prospectus contains disclosure in substantially the form set out below:

"These securities offered hereby have not been and will not be registered under the United States *Securities Act of 1933*, as amended, and, subject to certain exceptions, may not be offered or sold by the Underwriters within the United States of America or to U.S. persons. See "Plan of Distribution"."

(g) It will cause the Placement Agent to obtain from each purchaser of Securities in the United States representations and agreements for the benefit of the Trust, the Underwriters and all Placement Agents substantially as follows:

(i) It is authorized to consummate the purchase of such Securities;

(ii) It is aware that such Securities (and any Units issued pursuant to the terms of such Securities) have not been and will not be registered under the 1933 Act or the securities laws of any state and the sale to it of such Securities is being made without registration under the 1933 Act in reliance on Rule 144A.

(iii) It is a Qualified Institutional Buyer and is acquiring such Securities for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition of such Securities (or any such Units) in violation of any United States federal or state securities laws;

(iv) It has received a copy, for its information only, of the Final Prospectus, together with a copy of the U.S. Private Placement Memorandum, relating to the offering in the United States of the Securities, and has had access to such additional information, if any, concerning the Trust as it has considered necessary in connection with its investment decision to invest in the Securities;

(v) It acknowledges the prohibitions and makes each of the representations and agreements set forth under "Prohibitions Against Ownership by Certain U.S. Retirement Plans" in the U.S. Private Placement Memorandum;

(vi) It has not purchased the Securities as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, the issuance of any press release or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(vii) It agrees that if it decides to offer, sell or otherwise transfer any of the Securities (and any Units issued pursuant to the terms of such Securities), the Securities (and any such Units) may be offered, sold or otherwise transferred only:

(A) to the Trust;

(B) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with any applicable local laws and regulations; or

(C) inside the United States in accordance with Rule 144A to a person who the seller and any person acting on behalf of the seller reasonably believe is a Qualified Institutional Buyer in a transaction meeting all of the requirements of Rule 144A; or

(D) inside the United States in accordance with the exemption from registration under the 1933 Act provided by Rule 144 thereunder, if available;

and in each case in compliance with applicable local laws and regulations. No such offer, sale or other transfer shall be part of a plan or scheme to evade the registration provisions of the 1933 Act;

(viii) It understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or local laws or regulations, global securities representing the Securities, and any securities issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER AND FAIRMONT HOTELS & RESORTS INC.

THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, OR (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE 1933 ACT OR (2) RULE 144 UNDER THE 1933 ACT, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE LOCAL LAWS AND REGULATIONS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE. A NEW CERTIFICATE NOT BEARING THIS LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM THE TRUST COMPANY OF BANK OF MONTREAL UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRUST COMPANY OF BANK OF MONTREAL AND THE ISSUER, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT."

provided that if any Securities (or any such Units) are being sold pursuant to Rule 904 of Regulation S, such legend may be removed by providing a declaration to Computershare Trust Company of Canada, as transfer agent for the Units and the Debentures (the "Transfer Agent"), to the effect set forth in Exhibit B to the U.S. Private Placement Memorandum, or in such other form as the Transfer Agent or the Trust may from time to time prescribe; and provided, further, that if any Securities (or any such Units) are being sold pursuant to Rule 144 under the 1933 Act, such legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing, reasonably satisfactory to the Trust, to the effect that such legend is no longer required under applicable requirements of the 1933 Act or any applicable local laws or regulations;

(ix) It further understands and acknowledges that upon the original issuance thereof, global securities representing the Securities, any Units issued pursuant to the terms of the Debentures, and any securities issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE AMENDED AND RESTATED DECLARATION OF TRUST OF THE ISSUER PROHIBITS (A) CERTAIN UNITED STATES EMPLOYEE BENEFIT PLANS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT

INCOME SECURITY ACT OF 1974, (B) CERTAIN UNITED STATES PLANS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986 AND (C) CERTAIN ENTITIES IN WHICH THE FOREGOING DIRECTLY OR INDIRECTLY INVEST FROM PURCHASING OR OTHERWISE ACQUIRING OR HOLDING ANY SECURITIES REPRESENTED HEREBY AT ANY TIME; EACH PURCHASER OR OTHER ACQUIRER OF SUCH SECURITIES AT ANY TIME (INCLUDING ANY SUBSEQUENT PURCHASER OR OTHER ACQUIRER), BY ITS PURCHASING OR ACQUIRING SUCH SECURITIES, WILL BE DEEMED TO MAKE CERTAIN REPRESENTATIONS AND ENTER INTO CERTAIN INDEMNIFICATION AGREEMENTS DESIGNED TO GIVE EFFECT TO SUCH PROHIBITIONS; PROVIDED, HOWEVER, THAT THE TRUSTEES OF THE ISSUER MAY FROM TIME TO TIME SUSPEND (OR REINSTATE) THE EFFECTIVENESS OF SUCH PROHIBITIONS AND SUCH DEEMED REPRESENTATIONS AND INDEMNITY AGREEMENTS. THE ISSUER WILL FURNISH WITHOUT CHARGE TO EACH HOLDER OF THE SECURITIES REPRESENTED HEREBY WHO SO REQUESTS A COPY OF THE ISSUER'S AMENDED AND RESTATED DECLARATION OF TRUST."

provided, however, that such legend may be removed at such time as the Trustees of the Trust shall determine; and

(x) It agrees that the Trust may make a notation in its records and give instructions to the Transfer Agent in order to implement the restrictions on transfers set forth or described herein.

6. Each Underwriter agrees with the Trust that it will deliver, through the Placement Agent, a copy of the U.S. Private Placement Memorandum to each person in the United States purchasing Securities from it and no other written material will be used in connection with the offer and sale of the Securities in the United States.

7. Each Underwriter who makes a sale of the Securities in the United States agrees that:

(a) It shall cause its Placement Agent to agree, for the benefit of the Trust, to the same provisions in paragraphs 5 and 6.

(b) At least one Business Day prior to Closing, it shall cause its Placement Agent to provide Computershare Trust Company of Canada with a list of all purchasers of the Securities in the United States.

(c) At the Closing Time, it and its Placement Agent will provide a certificate, substantially in the form of Exhibit A hereto, relating to the manner of the offer and sale of the Securities sold by it and/or its Placement Agent in the United States.

EXHIBIT A TO SCHEDULE A

UNDERWRITERS' CERTIFICATE

In connection with the resale of the Securities of Legacy Hotels Real Estate Investment Trust to Qualified Institutional Buyers pursuant to Rule 144A and pursuant to the terms of the Underwriting Agreement dated January 29, 2002 (the "Underwriting Agreement") between the Trust and the Underwriters, the undersigned do hereby certify as follows:

(A) **[U.S. broker-dealer affiliate]** is a Qualified Institutional Buyer, a duly registered broker or dealer with the United States Securities and Exchange Commission and a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(B) All offers and sales of Securities in the United States have been effected in accordance with all applicable U.S. broker-dealer requirements;

(C) Each offeree of Securities in the United States was provided a copy of the Final Prospectus, together with a copy of the U.S. Private Placement Memorandum, and no other written material was used in connection with the offer or sale of the Securities in the United States;

(D) Immediately prior to our transmitting the U.S. Private Placement Memorandum to each such offeree, we had reasonable grounds to believe and did believe that such offeree was a Qualified Institutional Buyer, and, on the date hereof, we continue to believe that each U.S. purchaser is a Qualified Institutional Buyer;

(E) Each U.S. purchaser of the Securities has been informed that such Securities (and any Units issued pursuant to the terms of such Securities) have not been registered under the 1933 Act or the securities laws of any state and the sale to it of such Securities is being made without registration under the 1933 Act in reliance on Rule 144A;

(F) Neither the Underwriters, the Placement Agent or any of their respective affiliates nor any persons acting on any or all of their behalf have engaged or will engage in any directed selling efforts with respect to the Securities;

(G) All offers for such Securities have been solicited only from, and all sales of such Securities have been made only to, persons who have been informed that, by purchasing such Securities, such persons shall be deemed to have represented and agreed as provided in paragraph 5(g) of Schedule A to the Underwriting Agreement; and

(H) The aggregate amount of Securities sold in the United States or to U.S. persons by all of the Underwriters and/or their respective Placement Agents does not exceed 30% of the total Securities sold pursuant to the offering contemplated by the Final Prospectus.

Terms used in this Certificate have the meanings given to them in the Underwriting Agreement, including Schedule A thereof; certain other terms used in this Certificate have the meanings ascribed thereto by Regulation S.

Dated this ___ day of February, 2002.

[NAME OF UNDERWRITER]

By: ______________________________

[NAME OF U.S. BROKER-DEALER AFFILIATE]

By: ______________________________

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST'S CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE OFFERING INCREASED TO $150 MILLION

TORONTO, January 31, 2002 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSE symbol: LGY.UN) has been advised that the underwriters for an issue of convertible debentures, led by RBC Capital Markets, have exercised their option to acquire an additional $25 million principle amount of convertible debentures. The exercise of this option increases the total principle amount of this offering to $150 million.

The 7.75% convertible unsecured subordinated debentures are due March 1, 2007 and each debenture will be convertible into Legacy units at the option of the holder at any time at a conversion price of $8.75. Closing is expected to occur on or about February 14, 2002. Proceeds from the offering will be used for the repayment of existing indebtedness, future acquisitions and profit improving projects.

Legacy is Canada's premier hotel real estate investment trust with 21 luxury and first class hotels across Canada with over 9,500 rooms. Fairmont Hotels & Resorts manages the ten luxury hotels and Delta Hotels manages the 11 first class properties.

The offering is being made in Canada by means of a short-form prospectus, and is subject to the approval of securities regulatory authorities. The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of securities in the U.S.

- 30 -

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAIRLURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold by the Underwriters within the United States of America or to U.S. persons. See "Plan of Distribution".

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request and without charge from the Secretary of Legacy Hotels Real Estate Investment Trust, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7 (telephone (416) 874-2851). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of this permanent information record may be obtained from the Secretary of the issuer at the above-mentioned address and telephone number.*

New Issue | **Preliminary Short Form Prospectus** | **January 31, 2002**

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

$150,000,000

7.75% Convertible Unsecured Subordinated Debentures due 2007

To be dated February 14, 2002 | **To mature March 1, 2007**

The 7.75% Convertible Unsecured Subordinated Debentures due 2007 (the "Debentures") of Legacy Hotels Real Estate Investment Trust (the "Trust") will be dated February 14, 2002 and will mature on March 1, 2007. Interest on the Debentures will accrue from the date of the closing of this offering and will be payable semi-annually in arrears on March 1 and September 1 in each year commencing September 1, 2002. Further particulars concerning the attributes of the Debentures are set out under "Details of the Offering".

Conversion Privilege

Each Debenture will be convertible into units of the Trust (the "Units") at the option of the holder at any time prior to the close of business on the earlier of March 1, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $8.75 per Unit (the "Conversion Price"), subject to adjustment in accordance with the terms of the trust indenture governing the terms of the Debentures. In addition to the applicable number of Units to be received on conversion, a holder of Debentures will be entitled to receive accrued and unpaid interest for the period from the latest interest payment date to the date of conversion. Further particulars concerning the conversion privilege, including provisions for the adjustment of the Conversion Price in certain events are set out under "Details of the Offering — Conversion Privilege". **A holder of Debentures will not be entitled to deferred tax treatment on the conversion, redemption or repayment at maturity of such Debentures. See "Canadian Federal Income Tax Considerations".**

The Debentures may not be redeemed by the Trust prior to March 1, 2004. Thereafter, the Debentures may be redeemed by the Trust, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted-average trading price of the Units on the Toronto Stock Exchange (the "TSE") for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given exceeds 115% of the Conversion Price. Subject to regulatory approval, the Trust may, at its option, repay the principal amount of the Debentures on redemption, or repurchase on Change of Control (as defined herein) or at maturity through the issuance of freely-tradeable Units. Further particulars of the interest, redemption, repurchase and maturity provisions of the Debentures are set out under "Details of the Offering".

The Trust has applied to the TSE to list the Debentures and the Units issuable upon conversion, redemption, repurchase or maturity of the Debentures. Listing will be subject to the Trust fulfilling all of the requirements of the TSE.

The Debentures and the Units into which the Debentures are convertible, will not, at the date of closing of this offering, be precluded as investments under certain statutes. See "Eligibility for Investment".

The Trust is an unincorporated closed-end real estate investment trust governed by the laws of the province of Alberta that owns a portfolio of luxury and first class full service hotels and resorts located in major centres across Canada. The hotel operations associated with the hotel properties are carried on by wholly-owned subsidiaries of the Trust. See "Business of the Trust". **The Trust is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.**

The outstanding Units are listed on the TSE under the symbol LGY.UN. On January 29, 2002, the closing price of a Unit on the TSE was $8.20.

Price: 100% plus accrued interest, if any

	Price to the Public[(1)]	Underwriters' Fee	Net Proceeds to the Trust[(1)(2)]
Per Debenture	$1,000	$35	$965
Total	$150,000,000	$5,250,000	$144,750,000

(1) Plus accrued interest, if any from February 14, 2002 to the date of delivery.
(2) Before deducting expenses of issue, estimated to be $300,000 which, together with the Underwriters' Fee will be paid from the general funds of the Trust.

RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. (collectively, the "Underwriters"), as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued and delivered by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by McCarthy Tétrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. At the closing of this offering, the Debentures will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited ("CDS"). Holders of beneficial interests in the Debentures will not have the right to receive physical certificates evidencing their ownership of Debentures. It is expected that the closing of this offering of Debentures will occur on or about February 14, 2002, or such other date as the Trust and the Underwriters may agree, but not later than February 28, 2002.

RBC Dominion Securities Inc. is a wholly-owned subsidiary of a Canadian chartered bank which is a lender to the Trust. Accordingly, under applicable securities laws, the Trust may be considered to be a "connected issuer" of RBC Dominion Securities Inc. and such bank in connection with this offering. Further particulars are set out under "Plan of Distribution".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Trust, which have been filed with the securities commissions and other similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus (the "Prospectus"):

(a) the annual information form of the Trust dated May 18, 2001 for the year ended December 31, 2000 (the "2000 AIF");

(b) the Management's Discussion and Analysis and the audited consolidated financial statements of the Trust for the year ended December 31, 2000, together with the notes thereto and the auditors' report thereon, as contained in the 2000 Annual Report to Unitholders;

(c) the management proxy circular of the Trust dated March 20, 2001 in respect of the annual meeting of Unitholders held on April 24, 2001;

(d) the Management's Discussion and Analysis and the unaudited consolidated interim financial statements of the Trust contained in the third quarter report to Unitholders for the three- and nine-month periods ended September 30, 2001; and

(e) the press release of the Trust dated January 23, 2002 announcing the Trust's unaudited financial results for the three-month period and the year ended December 31, 2001.

Any annual information forms, material change reports (excluding confidential material change reports), press releases, unaudited consolidated interim financial statements, audited annual consolidated financial statements, interim and annual Management's Discussion and Analysis and information circulars (excluding those portions which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators are not required to be incorporated by reference) filed by the Trust with the various securities commissions or similar authorities in the provinces of Canada pursuant to the requirements of applicable securities legislation after the date of this Prospectus and prior to the termination of the distribution of the Debentures shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any other subsequently filed document

that also is or is deemed to be incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Prospectus.

ELIGIBILITY FOR INVESTMENT

Eligibility of the Debentures offered hereby for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein and to compliance with certain restrictions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
Supplemental Pension Plans Act (Quebec)
An Act respecting insurance (Quebec) (in respect of insurers, as defined therein, other than a guarantee fund corporation an insurance fund or a mutual fund association)
An Act respecting trust companies and savings companies (Quebec) (for a trust company investing its own funds and deposits it receives or a savings company, as defined therein, which invests its own funds)
Employment Pension Plans Act (Alberta)
Financial Institutions Act (British Columbia)
The Pension Benefits Act (Manitoba)
The Pension Benefits Act, 1992 (Saskatchewan)

In the opinion of McCarthy Tétrault LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations", the Debentures and Units will be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder (the "Tax Act") for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan (other than, with respect to the Debentures, a trust governed by a deferred profit sharing plan to which contributions are made by the Trust or a corporation with which the Trust does not deal at arm's length within the meaning of the Tax Act).

THE TRUST

The Trust is an unincorporated closed-end real estate investment trust created pursuant to a declaration of trust dated as of September 11, 1997, as amended and restated as of October 29, 1997 and December 4, 2000 (the "Declaration of Trust"). The business of the Trust consists of investing in luxury and first class full service hotels and resorts and leasing them to Legacy Hotels Corporation (the "Operator"), a wholly-owned subsidiary of the Trust incorporated under the laws of Canada.

The Trust commenced operations on November 10, 1997 upon the completion of its initial public offering of 59,244,492 Units and a simultaneous offering of Series 1 Debentures. Contemporaneously with the completion of these offerings, the Trust acquired interests in 11 luxury and first class full service business hotels from Canadian Pacific Properties Inc. During 1998 and 1999, the Trust acquired interests in six additional hotel properties. In June, 2000, the Trust acquired the Winnipeg Crowne Plaza, now the Delta Winnipeg, located in Winnipeg, Manitoba, and in September, 2000, the Trust acquired The Lombard, now The Fairmont Winnipeg, also located in Winnipeg, Manitoba. The Trust's management has identified the resort and destination hotel sectors as a business opportunity with good growth prospects and towards that end, on February 1, 2001, the Trust indirectly acquired The Fairmont Empress, located in Victoria, British Columbia and Fairmont Le Château Frontenac, located in Quebec City, Quebec. The Trust's investments currently comprise 21 hotels located in 13 cities and nine Canadian provinces (the "Hotel Portfolio"), representing 9,557 guest rooms.

The Units of the Trust are listed for trading on the TSE and are traded under the symbol LGY.UN. Although the Trust qualifies as a "mutual fund trust" as defined by the Tax Act, the Trust does not have a provision for the redemption of Units and is not a "mutual fund" as defined by applicable securities legislation.

The head office of the Trust is located at Suite 1070, Gulf Canada Square, 401-9th Avenue S.W., Calgary, Alberta, T2P 3C5 and the principal place of business of the Trust is located at 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7.

BUSINESS OF THE TRUST

Structure of the Trust

The Trust is the beneficial owner or lessee of each of the hotel properties comprising the Hotel Portfolio. The legal title or leasehold interest in such properties is held by wholly-owned subsidiaries of the Trust, which act as bare trustees on behalf of the Trust or one or more subsidiaries of the Trust. The operations of the Trust, including its strategy, investments and management, are subject to the general direction and control of its trustees (the "Trustees"), a majority of whom must be independent of the Trust, the Operator, Fairmont Hotels & Resorts Inc. ("FHR") or any affiliate thereof (the "Independent Trustees"). With the exception of The Fairmont Empress and Fairmont Le Château Frontenac, the hotel operations associated with the Hotel Portfolio are carried on by the Operator, which leases the Hotel Portfolio from the Trust and employs an operating staff consisting of experienced service, operating, maintenance, supervisory and support employees.

The Trust and Canadian Pacific Hotels Management Corporation ("CPHMC") are parties to an advisory agreement dated as of November 10, 1997, as amended December 4, 2000 (the "Advisory Agreement"). The day-to-day operation and administration of the Trust is carried out by CPHMC in its capacity as advisor to the Trust (the "Advisor") in accordance with operating policies established by the Trustees. The Advisor also advises the Trust regarding major decisions, subject to the direction and control of the Trustees. The Advisory Agreement provides the Trust with access to the Advisor's market knowledge and expertise to assist the Trustees in their management and investment decisions. The Advisor uses the knowledge and experience of the officers and key employees of Fairmont Hotels Inc. ("Fairmont").

Each of the hotels in the Hotel Portfolio is managed by Fairmont, Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, or CPHMC, in its capacity as hotel manager. See "Business of the Trust — The Hotel Portfolio". Fairmont and Delta provide management services to CPHMC under separate agreements dated as of June 15, 1999 (the "Fairmont Services Agreement") and November 4, 1998 and June 15, 1999 (collectively, the "Delta Services Agreement"), respectively. Under the Fairmont Services Agreement and the Delta Services Agreement, CPHMC has access to the expertise of certain employees, as well as other support, facilities and services provided by Fairmont and Delta. This enables CPHMC to fulfill its obligations under its management agreements with the Operator.

The Hotel Portfolio benefits from the brand identities associated with the Fairmont and Delta names. Fairmont is the largest luxury hotel management company in North America and its brand is internationally recognized. Delta is the largest first class hotel management company in Canada. The Trust also benefits from global reservation capabilities, customer loyalty, advertising, service reputation and modern technology offered by Fairmont and Delta.

The Trust, the Operator, Fairmont and CPHMC are parties to a strategic alliance agreement dated as of November 10, 1997, as amended December 4, 2000, which provides for co-operation in certain areas related to the purchase and sale of hotels, the development of new hotels which may be considered for investment by the Trust and other areas related to the ownership and management of hotels. This strategic alliance is founded on the premise that the interests of these parties are aligned in certain areas and that co-operation in certain endeavours is to their mutual advantage. The Trust believes that it benefits from its access to the broad expertise and full range of corporate services available to it through FHR, Fairmont and Delta, which collectively have ownership interests in 20 luxury and first class hotels and resorts and have 77 luxury and first class hotels and resorts under management, franchise or licence.

The Hotel Portfolio

The Hotel Portfolio is geographically diversified, currently comprising 21 hotels located in 13 cities and nine Canadian provinces. The following table describes the Hotel Portfolio:

Fairmont Hotels & Resorts Property	Year Opened	Total Rooms	Total Suites	Fairmont Gold Rooms	Meeting Rooms/ Sq. Footage
The Fairmont Empress *Victoria, British Columbia*	1908	476	65	36	6/10,000
The Fairmont Hotel Vancouver *Vancouver, British Columbia*(1)	1939	556	38	36	15/38,000
The Fairmont Waterfront *Vancouver, British Columbia*(1)	1991	489	29	47	14/24,000
The Fairmont Palliser *Calgary, Alberta*(1)	1914	405	17	44	14/21,500
The Fairmont Hotel Macdonald *Edmonton, Alberta*(1)	1915	198	18	—	7/10,600
The Fairmont Winnipeg *Winnipeg, Manitoba*	1970	340	20	36	13/20,000
The Fairmont Royal York *Toronto, Ontario*(1)	1929	1,365	71	85	43/65,000
Fairmont Château Laurier *Ottawa, Ontario*(1)	1912	429	45	35	16/33,000
Fairmont The Queen Elizabeth *Montreal, Quebec*(1)	1958	1,050	100	79	29/47,200
Fairmont Le Château Frontenac *Quebec City, Quebec*	1893	618	37	55	14/21,500
		5,926	440	453	

Delta Hotels & Resorts Property	Year Opened	Total Rooms	Total Suites	Signature Club Rooms	Meeting Rooms/ Sq. Footage
Delta Calgary Airport *Calgary, Alberta*(1)	1979	296	12	—	15/19,500
Delta Bessborough *Saskatoon, Saskatchewan*(1)	1935	225	19	—	13/20,000
Delta Winnipeg *Winnipeg, Manitoba*	1974	390	7	51	13/18,100
Four Points Hotel Toronto Airport *Mississauga, Ontario*	1978	296	6	—	21/12,400
Delta Toronto East *Toronto, Ontario*	1982	368	7	20	27/22,000
Delta Ottawa Hotel and Suites *Ottawa, Ontario*(1)	1976	328	55	23	15/12,000
Delta Centre-Ville *Montreal, Quebec*(1)	1977	711	24	128	25/22,600
Delta Beauséjour *Moncton, New Brunswick*(1)	1972	310	9	—	14/24,000
Delta Halifax *Halifax, Nova Scotia*(1)	1974	296	2	—	12/9,000
Delta Barrington *Halifax, Nova Scotia*	1980	200	1	31	7/6,700
Delta Prince Edward *Charlottetown, P.E.I.*(1)	1984	211	—	—	13/25,000
		3,631	142	253	
	Total	9,557			

(1) Managed pursuant to services agreements with CPHMC.

PRICE RANGE AND TRADING VOLUME OF UNITS

The Units are traded on the TSE under the symbol "LGY.UN". The aggregate volume of trading and price ranges of the Units for the past 12 months are set forth in the following table:

Period	High	Low	Volume
2001			
January	$8.80	$8.40	2,141,151
February	$8.80	$8.35	1,980,005
March	$9.15	$8.60	1,441,479
April	$9.00	$8.75	2,360,600
May	$8.89	$8.56	3,040,624
June	$9.15	$8.65	2,606,239
July	$8.85	$8.46	2,017,918
August	$8.95	$8.70	2,404,340
September	$8.90	$6.40	4,259,251
October	$7.45	$6.80	3,179,743
November	$7.78	$6.88	2,228,395
December	$8.45	$7.80	2,003,596
2002			
January 1-29	$8.50	$8.05	2,710,843

On January 29, 2002, the date of the announcement of this offering, the closing price of the Units on the TSE was $8.20.

PROCEEDS OF THE OFFERING

The estimated net proceeds to the Trust from the sale of Debentures, after deducting the Underwriters' Fee and the expenses of issue, will amount to $144,450,000. Such proceeds will be used to reduce existing indebtedness, fund acquisitions, fund profit-improving projects and for general purposes.

DETAILS OF THE OFFERING

The following description of the Debentures is a brief summary of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to a trust indenture to be dated the date of closing of this offering. The following summary uses words and terms which will be defined in such indenture. For full particulars, reference is made to the Indenture.

The Debentures will be issued under and pursuant to the provisions of a trust indenture (the "Indenture") to be dated the date of closing of this offering between the Trust and Computershare Trust Company of Canada (the "Debenture Trustee"). The Debentures will be limited in the aggregate principal amount to $150,000,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures, issue additional debentures in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof. At the closing of this offering, the Debentures will be available for delivery in book-entry form only through the facilities of CDS. Holders of beneficial interests in the Debentures will not have the right to receive physical certificates evidencing their ownership of Debentures. No fractional Debentures will be issued.

The Debentures will bear interest from the date of issue at 7.75% per annum, which will be payable semi-annually on March 1 and September 1 in each year, commencing with September 1, 2002; the first payment will include accrued and unpaid interest for the period from the closing of this offering to September 1, 2002. Interest will be payable based on a 365-day year. The interest on the Debentures will be payable in lawful money of Canada as specified in the Indenture. At the option of the Trust, the Trust may deliver Units to the Debenture Trustee who shall sell such Units on behalf of the Trust, but in any event, the holders of Debentures shall be entitled to receive cash payments equal to the interest otherwise payable on the Debentures. See "Details of the Offering — Interest Payment Election".

The principal on the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination" below. The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

The Debentures will be transferable at, and may be presented for conversion at, the principal offices of the Debenture Trustee in Toronto, Ontario, Montreal, Quebec and Calgary, Alberta.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid, non-assessable and freely-tradeable Units at any time prior to 5:00 p.m. (Toronto time) on the earlier of March 1, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $8.75 per Unit (the "Conversion Price"). No adjustment will be made for distributions on Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures shall be entitled to receive, in addition to the applicable number of Units, accrued and unpaid interest in respect thereof for the period up to the date of conversion from the latest Interest Payment Date.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Units; (b) the distribution of Units to holders of Units by way of distribution or otherwise other than an issue of securities to holders of Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Units entitling them to acquire Units or other securities convertible into Units at less than 95% of the then current market price (as defined below under "Details of the Offering — Payment Upon Redemption or Maturity") of the Units; and (d) the distribution to all holders of Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if, subject to prior regulatory approval, the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or change (other than a change resulting only from consolidation or subdivision) of the Units or in case of any amalgamation, consolidation or merger of the Trust with or into any other entity, or in the case of any sale, transfer or other disposition of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, the terms of the conversion privilege shall be adjusted so that each Debenture shall, after such reclassification, change, amalgamation, consolidation, merger or sale, be exercisable for the kind and amount of securities or property of the Trust, or such continuing, successor or purchaser entity, as the case may be, which the holder thereof would have been entitled to receive as a result of such reclassification, change, amalgamation, consolidation, merger or sale if on the effective date thereof it had been the holder of the number of Units into which the Debenture was convertible prior to the effective date of such reclassification, change, amalgamation, consolidation, merger or sale.

No fractional Units will be issued on any conversion of the Debentures but in lieu thereof the Trust shall satisfy such fractional interest by a cash payment equal to the current market price of such fractional interest.

Payment Upon Redemption or Maturity

On redemption or at March 1, 2007 ("Maturity"), the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to any required regulatory approvals and provided there is no Event of Default (as hereinafter defined), elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or which have matured by issuing Units to the

holders of the Debentures. The number of Units to be issued will be determined by dividing the principal amount of the Debentures by 95% of the current market price of the Units on the date fixed for redemption or the maturity date, as the case may be. No fractional Units will be issued to holders of Debentures but in lieu thereof the Trust shall satisfy such fractional interest by a cash payment equal to the current market price of such fractional interest.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Units on the TSE for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.

Interest Payment Election

Unless an Event of Default (as defined below) has occurred and is continuing, the Trust may elect, from time to time, subject to applicable regulatory approval, to issue and deliver freely-tradeable Units to the Debenture Trustee in order to raise funds to satisfy the Trusts obligations to pay interest on the Debentures in accordance with the Indenture (the "Unit Interest Payment Election") in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Units by the Debenture Trustee. The Indenture will provide that, upon such election, the Debenture Trustee shall (i) accept delivery of Units from the Trust, (ii) accept bids with respect to, and consummate sales, of, such Units, each as the Trust shall direct in its absolute discretion, (iii) invest the proceeds of such sales in short-term Canadian Government Obligations, which mature prior to the applicable Interest Payment Date; (iv) deliver proceeds to holders of Debentures sufficient to satisfy the Trust's interest payment obligations; and (v) perform any other action necessarily incidental thereto. The amount received by a holder in respect of interest will not be affected by whether or not the Trust elects to utilize the Unit Interest Payment Election.

Redemption and Purchase

The Debentures will not be redeemable on or before March 1, 2004. Thereafter, the Debentures will be redeemable, in whole at any time or in part from time to time, at the option of the Trust on at least 30 days prior notice at a price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price preceding the date upon which the notice of redemption is given is at least 115% of the Conversion Price.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract subject to regulatory requirements; provided, however, that if an Event of Default has occurred and is continuing, the Trust will not have the right to purchase the Debentures by private contract.

Cancellation

All Debentures converted, redeemed or purchased as aforesaid will be cancelled and may not be reissued or resold.

Subordination

The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, in the circumstances referred to below and more particularly as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture as all indebtedness of the Trust (whether outstanding as at the date of the Indenture or thereafter incurred) which, by the terms of the instrument creating or evidencing the indebtedness, is not expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, all creditors entitled to Senior Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or

benefit (including, without limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (i) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (ii) at any time when a default has occurred under the Senior Indebtedness and is continuing and which permits the holders of Debentures to accelerate the maturity thereof, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be subordinate to claims of creditors of the Trust.

Put Right Upon a Change of Control

Upon the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the outstanding Units by any person or group of persons acting jointly or in concert other than FHR and its affiliates (a "Change of Control"), each holder of Debentures may require the Trust to purchase, on the date which is 30 days following the giving of notice of the Change of Control as set out below (the "Put Date"), the whole or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof (the "Put Price") plus accrued and unpaid interest to the Put Date.

If 90% or more in the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered for purchase on the Put Date, the Trust will have the right to redeem all the remaining Debentures on such date at the Put Price, together with accrued and unpaid interest to such date. Notice of such redemption must be given to the Debenture Trustee prior to the Put Date and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered for purchase.

The Indenture will contain notification provisions to the following effect that:

(a) the Trust will promptly give written notice to the Debenture Trustee of the occurrence of a Change of Control and the Debenture Trustee will thereafter give to the holders of Debentures a notice of the Change of Control, the repayment right of the holders of Debentures and the right of the Trust to redeem untendered Debentures under certain circumstances; and

(b) a holder of Debentures, to exercise the right to require the Trust to purchase its Debentures, must deliver to the Debenture Trustee, not less than five business days prior to the Put Date, written notice of the holder's exercise of such right, together with a duly endorsed form of transfer.

The Trust will comply with the requirements of Canadian securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the Debentures in the event of a Change of Control.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all holders of Debentures resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the then outstanding Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the then outstanding Debentures. In certain cases, the modification will, instead of or in addition to require assent by the holders of the required percentage of Debentures of each particularly affected series.

Events of Default

The Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if certain events described in the Indenture occur, including if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (i) failure for 15 days to pay interest on the Debentures when due; (ii) failure to pay principal or premium, if any, on the Debentures, whether at Maturity, upon redemption, by declaration or otherwise; or (iii) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon the request of holders of not less than 25% in principal amount of the Debentures, declare the principal of (and premium, if any) and interest on all outstanding Debentures to be immediately due and payable.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by holders of Debentures who did not accept the offer on the terms offered by the offeror.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the outstanding Units (on a fully-diluted basis). The Debenture Trustee may require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If the Debenture Trustee or the transfer agent and registrar of the Units (the "Transfer Agent") becomes aware that the beneficial owners of 49% of the Units then outstanding (on a fully-diluted basis) are, or may be, non-residents, or that such a situation is imminent, the Debenture Trustee or the Transfer Agent may make a public announcement thereof and shall not register a transfer of Debentures or Units to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Debenture Trustee or the Transfer Agent determines that a majority of the outstanding Units (on a fully-diluted basis) are held by non-residents, the Debenture Trustee or the Transfer Agent may send a notice to non-resident holders of Debentures or Units, chosen in inverse order to the order of acquisition or registration of the Debentures and Units or in such manner as the Debenture Trustee or the Transfer Agent may consider equitable and practicable, requiring them to sell their Debentures or Units or a portion thereof within a specified period of not less than 60 days. If the Debenture holders or Unitholders receiving such notice have not sold the specified number of Debentures or Units or provided the Debenture Trustee or the Transfer Agent with satisfactory evidence that they are not non-residents within such period, the Debenture Trustee or the Transfer Agent may on behalf of such Debenture holder or Unitholder sell such Debentures or Units, as the case may be, and, in the interim, shall suspend the rights attached to such Debentures or Units. Upon such sale the affected holders shall cease to be holders of Debentures or Units, as the case may be, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Debentures or Units.

Book Entry, Delivery and Form

Debentures will be issued in the form of fully registered global Debentures (the "Global Debentures") held by, or on behalf of, CDS or its successor, (the "Depository") as custodian for its participants.

All Debentures will be represented in the form of Global Debentures registered in the name of the Depository or its nominee. Purchasers of Debentures represented by Global Debentures will not receive Debentures in definitive form. Rather, the Debentures will be represented only in "book-entry only" form (unless the Trust, in its sole discretion, elects to prepare and deliver definitive Debentures in fully registered form). Beneficial interests in the Global Debentures, constituting ownership of the Debentures, will be represented through book-entry accounts of institutions (including the Underwriters) acting on behalf of beneficial owners, as direct and indirect participants of the Depository (the "participants"). Each purchaser of a Debenture represented by a Global Debenture will receive a customer confirmation of purchase from the Underwriter or Underwriters from whom the Debenture is purchased in accordance with the practices and procedures of the selling Underwriter or Underwriters. The practices of the Underwriters may vary but generally customer confirmations are issued promptly after execution of a customer order. The Depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Debentures.

If the Depository notifies the Trust that it is unwilling or unable to continue as depository in connection with the Global Debentures, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Trust and the Debenture Trustee are unable to locate a qualified successor, or if the Trust elects, in its sole discretion, to terminate the book-entry system, with the consent of the Debenture Trustee, beneficial owners of Debentures represented by Global Debentures at such time will receive Debentures in registered and definitive form (the "Definitive Debentures").

Transfer and Exchange of Debentures

Transfers of beneficial ownership in Debentures represented by Global Debentures will be effected through records maintained by the Depository for such Global Debentures or its nominees (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Unless the Trust elects, in its sole discretion, to prepare and deliver Definitive Debentures, beneficial owners who are not participants in the Depository's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interest in Global Debentures, may do so only through participants in the Depository's book-entry system.

The ability of a beneficial owner of an interest in a Debenture represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner's interest in a Debenture represented by a Global Debenture (other than through a participant) may be limited due to the lack of a physical certificate.

Registered holders of Definitive Debentures may transfer such Debentures upon payment of taxes or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Debentures to the registrar for the Debentures at its principal office in the City of Toronto or such other city or cities as may from time to time be designated by the Trust whereupon new Debentures will be issued in authorized denominations in the same aggregate principal amount as the Debentures so transferred, registered in the names of the transferees. No transfer of a Debenture will be registered during the period beginning 15 days before the day of the mailing of a notice of redemption of the Debentures and ending at the close of business on the day of such mailing or during the periods commencing on any Regular Interest Record Date or Special Interest Record Date and ending on the next following Interest Payment Date.

Payments

Payments of interest and principal on each Global Debenture will be made to the Depository or its nominee, as the case may be, as the registered holder of the Global Debenture. As long as the Depository or its nominee is the registered owner of a Global Debenture, such Depository or its nominee, as the case may be, will be considered the sole legal owner of the Global Debenture for the purposes of receiving payments of interest and principal on the Debentures and for all other purposes under the Indenture and the Debentures. The record date for the payment of interest will be that day which is the fifteenth day of the month preceding the month of the applicable Interest Payment Date (or the first business day following such date if not a business day). Interest payments on Global Debentures will be made by electronic funds transfer on the day interest is payable and delivered to the Depository or its nominee, as the case may be.

The Trust understands that the Depository or its nominee, upon receipt of any payment of interest or principal in respect of a Global Debenture, will credit participants' accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debenture as shown on the records of the Depository or its nominee. The Trust also understands that payments of interest and principal by participants to the owners of beneficial interest in such Global Debenture held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants. The responsibility and liability of the Trust in respect of payments on Debentures represented by the Global Debenture is limited solely and exclusively, while the Debentures are registered in Global Debenture form, to making payment of any interest and principal due on such Global Debenture to the Depository or its nominee.

If Definitive Debentures are issued instead of or in place of Global Debentures, payments of interest on each Definitive Debenture will be made by electronic funds transfer, if agreed to by the holder of the Definitive Debenture, or by cheque dated the Interest Payment Date and mailed to the address of the holder appearing in the register maintained by the registrar for the Debentures, at the close of business on the last business day (a business day for this purpose being a day on which banking institutions are open in the City of Toronto) of the month preceding the month of the applicable Interest Payment Date. Payment of principal at maturity will be made at the principal office of the Paying Agent in the City of Toronto (or in such other city or cities as may from time to time be designated by the Trust) against surrender of the Definitive Debentures, if any. If the due date for payment of any amount of principal or interest on any Definitive Debenture is not, at the place of payment, a business day

such payment will be made on the next business day and the holder of such Definitive Debenture shall not be entitled to any further interest or other payment in respect of such delay.

Reports to Holders

The Trust shall file with the Debenture Trustee and provide holders of Debentures, within 15 days after the filing thereof with the Ontario Securities Commission, copies of the Trust's annual report and the information, documents and other reports that the Trust is required to file with the Ontario Securities Commission and deliver to Unitholders. Notwithstanding that the Trust may not be required to remain subject to the reporting requirements of the Ontario Securities Commission, the Trust shall provide to the Debenture Trustee and holders of Debentures (a) within 140 days after the end of each fiscal year, an annual financial statement of the Trust, and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements of the Trust which shall, at a minimum, contain such information as is required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a company with securities listed on the TSE, whether or not the Trust has any of its securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles.

Governing Law

Each of the Indenture and the Debentures are governed by, and construed in accordance with, the laws of the Province of Ontario applicable to contracts executed and to be performed entirely in such Province.

DESCRIPTION OF UNITS

The aggregate number of Units which the Trust may issue is unlimited. As at January 29, 2002, there where 68,483,683 Units outstanding. A further 4,729,724 Units are issuable on exercise of outstanding options under the Trust's unit option plan and a further 14,700,000 Units are issuable upon the exchange of the exchangeable shares issued by a subsidiary of the Trust in connection with the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac. Each Unit represents a Unitholder's proportionate undivided beneficial interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust. Each Unit confers the right to one vote at any meeting of Unitholders and to participate *pro rata* in any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities.

The only changes to the number of Units outstanding subsequent to the Trust's fiscal year ended December 31, 2001 resulted from the issuance of 316,298 Units pursuant to the Trust's distribution reinvestment plan.

The Trust distributed $0.185 in its fiscal 2001 fourth quarter.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable to prospective purchasers of Debentures pursuant to this Prospectus who, at all relevant times, for purposes of the Tax Act, are resident or deemed to be resident in Canada, deal with the Trust at arm's length and acquire and hold Debentures and Units as capital property. Generally, the Debentures and Units will be considered to be capital property to a holder provided that the holder does not hold the Debentures and Units in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Debentures and Units as capital property may be entitled, in certain circumstances, to treat Debentures and Units as capital property by making an irrevocable election under subsection 39(4) of the Tax Act.

This summary is not applicable to any holder which is a "financial institution", as defined in section 142.2 of the Tax Act, or to any holder an interest in which would be a "tax shelter investment", as defined in the Tax Act. Such holders should consult their own tax advisors.

This summary is based upon the facts set out in this Prospectus, the current provisions of the Tax Act and the regulations thereunder, all specific proposals (the "Tax Proposals") to amend the Tax Act and the regulations

thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsels' understanding of the current published administrative practices and assessing policies of the Canada Customs and Revenue Agency. This summary is also based on a certificate as to certain factual matters provided by the Trust. While this summary assumes that the Tax Proposals will be enacted as currently proposed, no assurance can be given that this will be the case. This summary is not exhaustive of all possible Canadian federal income tax consequences, and except for the Tax Proposals does not take into account or anticipate any changes in law, administrative practices or assessing policies, whether by legislative, governmental or judicial decision or action, and does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE DEBENTUREHOLDER, AND NO REPRESENTATIONS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY SUCH DEBENTUREHOLDER ARE MADE. PROSPECTIVE DEBENTUREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME AND CAPITAL TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF DEBENTURES, INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAWS OF ANY COUNTRY, PROVINCE, STATE OR LOCAL TAX AUTHORITY.

THIS SUMMARY DOES NOT ADDRESS ANY CANADIAN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO NON-RESIDENTS OF CANADA, AND NON-RESIDENTS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF ACQUIRING AND HOLDING SECURITIES. ALL PAYMENTS TO NON-RESIDENTS OF INTEREST ON OR UPON EXCHANGE OR REDEMPTION OR AT MATURITY OF THE DEBENTURES, OR IN RESPECT OF DISTRIBUTIONS PAYABLE ON THE UNITS, WHETHER IN CASH OR UNITS, WILL BE NET OF ANY APPLICABLE WITHHOLDING TAXES.

Qualification as a Mutual Fund Trust

Based upon information provided to counsel by the Trust, the Trust currently qualifies as a "unit trust" and a "mutual fund trust" under the provisions of the Tax Act. To qualify as a mutual fund trust, the Trust must be a "unit trust" as defined by the Tax Act and must restrict its undertaking to (i) the investing of its funds in property (other than real property or an interest in real property), (ii) the acquiring, holding, maintaining, improving, leasing or managing of any real property, or interest in real property, that is capital property of the Trust, or (iii) any combination of the activities described in (i) and (ii), and must have at least 150 Unitholders each holding one block of units of the Trust (100 Units if the fair market value of a Unit is less than $25.00) which Units are qualified for distribution to the public and have an aggregate fair market value of not less than $500. The Trust has advised counsel that the Trust is, and expects to continue to be, a mutual fund trust under the provisions of the Tax Act and the balance of this summary assumes that the Trust does and will continue to so qualify. The Trust has also advised counsel that the Trust is registered as a registered investment under the Tax Act.

IN THE EVENT THE TRUST WERE NOT TO SO QUALIFY AS A MUTUAL FUND TRUST AT A PARTICULAR TIME, THE INCOME TAX CONSIDERATIONS WOULD BE MATERIALLY DIFFERENT IN CERTAIN RESPECTS FROM THOSE DESCRIBED HEREIN.

Taxation of the Debentures

Taxation of Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or a trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on the Debentures that accrues to the holder to the end of that taxation year or that becomes receivable by or is received by the holder before the end of that taxation year, except to the extent that the holder included that interest in computing its income for a preceding taxation year.

Any other holder will be required to include in computing its income for a taxation year all interest on the Debentures received or receivable by the holder in that taxation year (depending upon the method regularly

followed by the holder in computing income), except to the extent that the holder included that interest in income for a preceding taxation year.

A holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) is liable to pay an additional refundable tax of 6⅔% on investment income, which generally includes interest income.

Exercise of Conversion Privilege

A holder of a Debenture who converts a Debenture into Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Units. The holder will realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Units so acquired will also be equal to the fair market value thereof at the time of acquisition, and must be averaged with the adjusted cost base of all other Units held as capital property for the purpose of calculating the adjusted cost base of such Units to the holder.

Redemption or Repayment of Debenture

If the Trust redeems a Debenture prior to Maturity or repays a Debenture upon Maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. If the holder receives Units on redemption or repayment, the holder will be considered to have proceeds of disposition equal to the fair market value of the Units so received. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Units so received will also be equal to the fair market value thereof, and must be averaged with the adjusted cost base of all other Units held as capital property for the purpose of calculating the adjusted cost base of such Units.

Other Dispositions of Debentures

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition.

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition and not yet due will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

One-half of any capital gain generally must be included in the holder's income for the taxation year of the disposition, and one-half of any capital loss realized in a taxation year is deducted from taxable capital gains realized in the year of disposition, and may be deducted from taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard.

A capital gain realized by a holder who is an individual may give rise to a liability for alternative minimum tax. A holder that is a "Canadian-controlled private corporation", as defined in the Tax Act may be liable to pay an additional refundable tax of 6⅔% on investment income, including taxable capital gains.

Capital Tax

A holder that is a corporation will not be entitled to include any amount in respect of the Debentures in computing its "investment allowance" for purposes of computing "taxable capital" (both as defined in the Tax Act) under Part I.3 of the Tax Act.

Taxation of the Trust

The Trust is generally subject to tax under the Tax Act in respect of its taxable income in each taxation year except to the extent such taxable income is paid or payable or deemed to be paid or payable in such year to Unitholders.

The Declaration of Trust provides that as of the last Distribution Date (as defined in the Declaration of Trust) in a taxation year, all the income (other than net taxable capital gains and net recapture income) of the Trust (computed without reference to subsection 104(6) of the Tax Act), less distributions of the Trust's income for that year previously made by the Trust, shall be paid to Unitholders and its net taxable capital gains and net recapture income shall be paid to Unitholders on the last Distribution Date in the taxation year. The Trust has advised counsel that it intends to deduct for tax purposes such amount of its taxable income as is paid or payable to Unitholders for the year, and consequently the Trust should not be liable for income tax under Part I of the Tax Act in any year.

Losses incurred by the Trust, if any, cannot be allocated to Unitholders but may be deducted by the Trust in future years in accordance with the Tax Act. Provided the rent payable by the Trust to Legacy EF Inc. ("Legacy EF") under the Hotel Leases is reasonable and otherwise deductible, such rent should be deductible in computing the income of the Trust. The determination of whether such rent is reasonable is a question of fact as to which counsel expresses no opinion.

The Trust and Legacy EF will be subject to the "rental property" rules, which may restrict the amount of capital cost allowance available to the Trust in any particular year. Provided the principal business of Legacy EF throughout a taxation year of Legacy EF is leasing or rental of real property owned by Legacy EF, such rules will not apply to Legacy EF in respect of such year. The Trust has advised counsel that the Trust expects the principal business of Legacy EF to be the renting or leasing of real property owned by it.

Provided the Trust restricts its investments in "foreign property" within the limits set out in the Tax Act, the Trust will not be subject to tax under Part XI of the Tax Act with respect to excess holdings of foreign property. The Declaration of Trust provides that the Trust will so restrict its investments in foreign property.

Legacy EF will be subject to tax on its taxable income under Part I of the Tax Act, and will also be subject to Part VI.1 tax on dividends paid on the Exchangeable Shares. The capital cost allowance which Legacy EF is entitled to claim will be based on the tax cost of its assets, which was less than their fair market value at the date of acquisition. In computing its taxable income for any year, Legacy EF will be entitled to claim a deduction equal to 225% of the Part VI.1 tax payable by Legacy EF for that year. Legacy EF and the Operator will also be subject to large corporations tax and provincial capital tax.

Taxation of Unitholders

A Unitholder is required to include in computing income for tax purposes in each year the portion of the amount of taxable income of the Trust, determined for the purposes of the Tax Act, paid or payable to such Unitholder in the year.

The Declaration of Trust provides that income for purposes of the Tax Act will be allocated to Unitholders in the same proportion as distributions received by Unitholders, subject to the discretion of the Trustees to adopt an allocation method which the Trustees consider to be more reasonable in the circumstances.

The Declaration of Trust generally requires the Trust to claim the maximum amount of capital cost allowance available to it in computing its income for tax purposes. Based on the distribution policy, the amount distributed to Unitholders in a year may exceed the taxable income of the Trust for that year. Distributions in excess of the Trust's taxable income in a year will not generally be included in computing the income of the Unitholders from the Trust for tax purposes. However, the adjusted cost base of Units held by a Unitholder will be reduced by the portion of any amount paid or payable to the Unitholder by the Trust (other than the non-taxable portion of certain capital gains) that was not included in computing the Unitholder's income and the Unitholder will realize a capital gain in the year to the extent the adjusted cost base of such Units would otherwise be a negative amount.

The Trust will designate, to the extent permitted by the Tax Act, the portion of the taxable income distributed to Unitholders as may reasonably be considered to consist of net taxable capital gains of the Trust. Any such designated amount will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain. The Trust will also designate, to the extent permitted by the Tax Act, the portion of taxable dividends received by the Trust from its subsidiaries, including the Operator, as may reasonably be considered to be an amount included in the income of Unitholders. Any such designated amount will be deemed for purposes of the Tax Act, other than for non-resident withholding purposes, to be received by the Unitholders and not the Trust.

A disposition or deemed disposition by a Unitholder of a Unit will generally result in the holder realizing, a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base thereof and any reasonable costs of disposition. The cost to a Unitholder of a Unit must be averaged with the adjusted cost base of all other Units held as capital property for the purposes of calculating the adjusted cost base of such Units. A capital loss realized on the disposition of a Unit will generally be reduced by the amount of any non-taxable dividends previously designated by the Trust to the Unitholder. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss from the disposition also will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

One-half of any capital gain realized by a Unitholder and the amount of any net taxable capital gains designated by the Trust in respect of the Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on the disposition of a Unit is deducted against any taxable gains realized by the Unitholder in the year of disposition, and may be deducted against any taxable capital gains arising in the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard.

Taxable capital gains realized by a Unitholder who is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder that is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay additional refundable tax of $6^2/_3$% on investment income, including taxable capital gains.

Following December 31 of each year, Unitholders will be provided with the necessary income tax information to enable them to prepare their income tax returns.

Certain Tax Exempt Unitholders

Provided that the Trust qualifies as a mutual fund trust for purposes of the Tax Act (see "Canadian Federal Income Tax Considerations — Qualification as a Mutual Fund Trust") and, with respect to the Debentures, the Units are listed on a prescribed stock exchange in Canada, which includes the TSE, at a particular time, or, with respect to the Units, is a registered investment at a particular time, the Debentures and Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, "Plans") (other than with respect to the Debentures, a trust governed by a deferred profit sharing plan to which contributions are made by the Trust or a corporation with which the Trust does not deal at arm's length within the meaning of the Tax Act) and registered education saving plans ("RESPs"). Plans and RESPs will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain arising on the disposition of Debentures.

Provided the Trust is a mutual fund trust for purposes of the Tax Act and the Trust restricts its investments in foreign property within the limits set out in the Tax Act or is a registered investment, the Debentures and Units will not constitute foreign property for Plans, registered pension funds or plans or other persons subject to tax under Part XI of the Tax Act. The Declaration of Trust provides that the Trust will so restrict its investments in foreign property.

EARNINGS COVERAGE RATIO

The *pro forma* earnings coverage ratios set forth below have been prepared in accordance with Canadian disclosure requirements. These coverages have been prepared using financial information prepared in accordance with accounting principles generally accepted in Canada. The pro forma ratios and notes have been prepared as at September 30, 2001 and December 31, 2000, after giving effect to the offering of $150 million of the Debentures and the placement of mortgages on The Fairmont Empress, Fairmont Le Château Frontenac and Fairmont The Royal York as if such placements had taken place at the start of the period.

	September 30, 2001	December 31, 2000
Pro forma earnings coverage	1.62	1.97

Notes:

(1) The pro forma earnings coverage ratio includes the interest expense on the Debentures in the calculation. Under Canadian generally accepted accounting principles the Debentures will be characterized as preferred equity and accordingly an interest payment will be characterized as a distribution of income on the financial statements.

(2) The pro forma earnings for the twelve months ended September 30, 2001 and December 31, 2000 amounted to $97,327,000 and $115,964,000 respectively.

(3) The pro forma earnings assume that there are no additional earnings derived from the net proceeds of the Debentures.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of January 29, 2002 made among Trust and RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. (collectively, the "Underwriters"), the Trust has agreed to sell and the Underwriters have severally agreed, in the proportions set out in the Underwriting Agreement, to purchase, on or about February 14, 2002 or such other date as may be agreed upon, but not later than February 28, 2002, subject to the terms and conditions stated therein, $150,000,000 principal amount of the Debentures at a price of 100% of their principal amount, plus accrued interest from February 14, 2002 to the date of delivery, payable in cash against delivery. The Underwriting Agreement provides that the Trust will pay the Underwriters a fee of $35 per $1,000 principal amount of Debentures on account of services rendered in connection with this offering, being an aggregate fee of $5,250,000.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. However, the Underwriters are obligated to take up and pay for all of the Debentures if any of the Debentures are purchased under the Underwriting Agreement.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution, bid for or purchase Debentures. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSE relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Debentures have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "1933 Act"), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in transactions exempt from the registration requirements of the 1933 Act. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement and except as expressly permitted by applicable laws of the United States, it will not offer or sell the Debentures as part of the distribution thereof at any time within the United States or to, or for the account or benefit of, U.S. persons. Terms used above in this paragraph have the meanings given to them by Regulation S under the 1933 Act. In addition, until 40 days after the commencement of this offering, an offer or sale of the Debentures within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with an exemption from such requirements.

The Trust has agreed that it will not without the prior consent of RBC Dominion Securities Inc., authorize, issue or sell Units or any securities convertible into or exchangeable or exercisable for Units (other than the Debentures offered hereby, Units offered in connection with acquisitions, Units issuable pursuant to the exercise of the options granted or to be granted under the Trust's Unit Option Plan or distribution reinvestment plan and private placements to FHR for the reinvestment of dividends on the exchangeable shares issued by a subsidiary of the Trust) or agree to do so or publicly announce any intention to do so for 90 days following the date of the receipt for the (final) Prospectus.

The Trust has agreed to indemnify the Underwriters and their shareholders, directors, officers and employees against certain liabilities, including liabilities under applicable securities laws in connection with the sale of the Debentures.

At the closing of the offering, the Debentures will be available for delivery in book-entry form only through the facilities of CDS. A purchaser of Debentures hereunder will receive only a customer confirmation from a registered dealer who is a CDS participant from or through whom the Debentures are purchased.

RBC Dominion Securities Inc. is an affiliate of a Canadian chartered bank (the "Bank") which is a lender to the Trust and to which Trust was, as at January 29, 2002, indebted as set forth below:

Lender	Amount Outstanding to Lender	Total Amount Outstanding Under Facility	Type of Facility	Term of Facility
	(in thousands)			
Royal Bank of Canada	$0	$0	Revolving	April 30, 2002

The credit facility contains representations and covenants, restrictions and events of default that are customary for such agreements, including restrictions on the creditors of additional indebtedness, liens and encumbrances, restrictions on payments of dividends (in certain cases) and other amounts on account of capital and adherence to specified financial covenants. The Trust is in compliance with the terms of the credit facility and its financial position and the value of security granted to the Bank to secure its credit facility has not materially changed since the credit facility was entered into.

As a consequence of its participation in the offering of Debentures, RBC Dominion Securities Inc. will be entitled to share in the underwriting commission relating to the offering. The decision to distribute the Debentures hereunder and the determination of the terms of the offering of Debentures were made through negotiations between the Trust and the Underwriters. The Bank did not have any involvement in such decision or determination. The Trust may be considered to be a connected issuer of RBC Dominion Securities Inc. and the Bank within the meaning of applicable securities legislation.

RISK FACTORS

There are certain risks inherent in an investment in the Debentures and in the activities of the Trust, including the risk factors specifically enumerated in the 2000 AIF and those set forth below. In particular, general economic conditions, competition and the volatility of interest rates may have an impact on distributable income of the Trust. The Trust is also subject to risks associated with debt financing, including the risk that any indebtedness may not be able to be refinanced or that the terms of such refinancing may not be as favourable as the terms of the existing indebtedness. In addition, the Trust's results of operations may be negatively affected by downturns or prolonged adverse conditions in the hotel industry, including those caused from time to time by world events and international travel disruptions.

Collective Agreements

The Operator is a party to 20 collective bargaining agreements covering approximately 4,700 of its employees who are unionized. In 2000 and early 2001, seven contracts were successfully renegotiated at what management believes were prevailing market terms. Of the five contracts that expired in 2001, three are presently in or about to start negotiations. Nine contracts expire in 2002. If the Operator should be unable to renegotiate these agreements, work stoppages could affect the operations of the hotels covered by such agreements.

Trading Market for Debentures

The Debentures comprise a new issue of securities of the Trust for which there is currently no public market. If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of the Trust and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

Absence of Covenant Protection

The Indenture will not limit the ability of the Trust to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions. The Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Trust. However, the Declaration of Trust of the Trust, among other things, restricts its level of indebtedness, provides operating investment guidelines, mandates the making of distributions and specifies the nature of its business.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As at January 29, 2002, FHR directly or indirectly owned approximately 28,814,807 Units representing approximately 34.6% of the outstanding Units, assuming exchange of the outstanding exchangeable shares of Legacy EF Inc. acquired in connection with the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac. FHR owns 67% of Fairmont and owns all of the outstanding common shares of CPHMC and Delta. CPHMC earns hotel management and advisory fees from the Operator and the Trust under the management agreements and the Advisory Agreement, respectively. Fairmont and Delta earn hotel management fees from the Operator and Legacy EF Inc. See "Business of the Trust" and "Plan of Distribution".

Messrs. William R. Fatt, Chris J. Cahill and M. Jerry Patava are Trustees and officers of the Trust, and Messrs. Terence P. Badour and Neil J. Labatte are officers of the Trust. Each of Messrs. Fatt, Cahill, Patava and Badour is also a director or officer of FHR, Fairmont, Delta, CPHMC, Legacy EF Inc. and the Operator. Mr. Labatte is a director or officer of FHR, Fairmont and the Operator.

LEGAL MATTERS

Legal matters in connection with this offering of the Debentures have been passed upon on behalf of the Trust by McCarthy Tétrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. As at the date hereof, the partners and associates of McCarthy Tétrault LLP and the partners and associates of Blake, Cassels & Graydon LLP collectively beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Trust.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3000, Royal Trust Tower, 77 King Street West, Toronto, Ontario.

The transfer agent and registrar for the Units is Computershare Trust Company of Canada at its offices in Toronto, Montreal and Calgary.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

January ● , 2002

Compilation Report

To the Trustees of
Legacy Hotels Real Estate Investment Trust

We have reviewed, as to compilation only, the accompanying pro forma consolidated statement of operations and retained earnings (deficit) for the year ended December 31, 2001 of **Legacy Hotels Real Estate Investment Trust** (the "Trust") which has been prepared for inclusion in this Prospectus. In our opinion, the pro forma consolidated statements of operations and retained earnings (deficit) has been properly compiled to give effect to the transactions and the assumptions described in the notes thereto.

●
Chartered Accountants

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

Proforma Consolidated Statement of Operations and Retained Earnings (Deficit)
(in thousands of Canadian dollars except per unit amounts)

	For the Year Ended December 31, 2001			
	Actual	Adjustments		Total
	$ (unaudited)	$		$
Operating revenues				
Room	374,459	2,157	2(a)	376,616
Food and beverage	197,185	1,673	2(a)	198,858
Other	35,145	339	2(a)	35,484
	606,789	4,169		610,958
Operating expenses	402,546	4,538	2(a)	407,084
Gross operating profit	204,243	(369)		203,874
Hotel management fees	20,777	115	2(b)	20,892
Property taxes, rent and insurance	43,232	606	2(a)	43,838
Operating income from hotel operations before undernoted items	140,234	(1,090)		139,144
Other expenses				
Amortization of capital assets	30,846	525	2(c)	31,371
Advisory fees	6,264	114	2(d)	6,378
Restructuring costs	1,718	—		1,718
Other	2,321	93	2(e)	2,414
Income before interest expense, income tax expense and goodwill amortization	99,085	(1,822)		97,263
Interest expense, net	45,340	1,277	2(f)	46,617
Income before income tax expense and goodwill amortization	53,745	(3,099)		50,646
Income tax expense (recovery)				
Current	492	30		522
Future	(1,538)	(1,260)	2(g)	(2,798)
	(1,046)	(1,230)		(2,276)
Net income before goodwill amortization	54,791	(1,869)		52,922
Goodwill amortization	1,059	96	2(h)	1,155
Net income for the year	53,732	(1,965)		51,767
Retained earnings (deficit) — at beginning of year	(4,593)	—		(4,593)
Distributions in the year	(58,850)	—		(58,850)
Dividends on exchangeable shares	(9,278)	—		(9,278)
Part VI.I tax on exchangeable share dividends	(3,510)	—		(3,510)
Part VI.I tax deduction	3,160	—		3,160
Retained earnings (deficit) — at end of year	(19,339)	(1,965)		(21,304)
Net income per unit	$ 0.66			$ 0.62
Net income per unit on a diluted basis	$ 0.66			$ 0.62
Distributable income per unit	$ 0.78			$ 0.75
Distributable income per unit on a fully diluted basis	$ 0.78			$ 0.75

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

Notes to the Proforma Consolidated Statements of Operations and Retained Earnings (Deficit)
(in 000's)

1. Basis of presentation

The unaudited proforma consolidated statement of operations and retained earnings (deficit) gives effect to the acquisition by the Trust of The Fairmont Empress and the Fairmont Le Château Frontenac as if the acquisition occurred on January 1, 2001. These two hotels were acquired by the Trust on February 1, 2001. This unaudited proforma statement of operations and retained earnings (deficit) should be read in conjunction with the historical consolidated financial statements and notes thereto of the Trust included in the 2000 Annual Report and the Quarterly Report ended March 31, 2001, June 30, 2001 and September 30, 2001 respectively and the December 31, 2001 press release.

This proforma consolidated statement of operations and retained earnings (deficit) is not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to above.

2. Proforma assumptions and adjustments

a. The January 2001 operating results are based on actual operating income reported by The Fairmont Empress and the Fairmont Le Château Frontenac (the Hotels).

b. Hotel management fees were calculated at 2.75% of operating revenues.

c. Amortization is calculated at 1/11 of the actual amortization reported by the Hotels for the period from February 1, 2001 to December 31, 2001 (the Period).

d. Advisory fee is calculated at 1/11 of the actual amounts reported by the Hotels in the Period.

e. Other represents 1/11 of actual corporate expenses and capital taxes reported by the Hotels in the Period.

f. Interest expense is based on 1/11 of actual mortgage interest expense reported by the Hotels in the Period.

g. Future income taxes are calculated based on a normalized corporate tax rate of 40.7%.

h. Goodwill amortization is calculated at 1/11 of actual amortization reported by the Hotels in the Period.

January ● , 2002

Auditors' Report

To the Trustees of
Legacy Hotels Real Estate Investment Trust

Under date of February 12, 2001, we reported on the consolidated balance sheets of Legacy Hotels Real Estate Investment Trust (the "Trust") as at December 31, 2000 and 1999, and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended, as incorporated by reference in the Trust's short form prospectus dated January 31, 2002. We have also audited the related supplemental information entitled, "Schedule of Purchase Price Allocation", as set forth in the short form prospectus. This supplemental information is the responsibility of the Trust's management. Our responsibility is to express an opinion on this supplemental information based on our audits. In our opinion, such supplemental information, when considered in relation to the consolidated financial statements of the Trust as a whole, presents fairly, in all material respects, the supplemental information set forth therein.

●
Chartered Accountants

The Fairmont Empress and Fairmont Le Château Frontenac
Schedule of Purchase Price Allocation

Acquisition of The Fairmont Empress and Fairmont Le Château Frontenac

On February 1, 2001, Legacy acquired The Fairmont Empress located in Victoria, British Columbia and Fairmont Le Château Frontenac located in Quebec City.

	Total $
Working capital deficit	(1,904)
Land	29,240
Buildings	270,415
Furniture, fixtures and equipment	11,769
Other assets	5,012
Goodwill	40,575
Future income tax	(46,975)
	308,132

The Fairmont Empress and Fairmont Le Château Frontenac were purchased for an aggregate purchase price of $305.0 million and the assumption of a $1.9 million working capital deficit plus $11.4 million in closing costs from Fairmont Hotels & Resorts Inc. (FHR). Under an agreement with FHR, Legacy subsequently received $6.4 million as a purchase price adjustment since certain performance measures were not met. This amount has been included in the purchase price. The purchase price included 14.7 million exchangeable shares of a subsidiary corporation at a price of $8.60 per share for $126.4 million and the balance of the purchase price was satisfied in cash. This acquisition was financed through a $111.0 million, 8.54% mortgage on Fairmont Le Château Frontenac and a $78.0 million, 7.86% mortgage on The Fairmont Empress. Both mortgages will mature in March 2011.

May 10, 2001

Auditors' Report

To the Trustees of
Legacy Hotels Real Estate Investment Trust

We have audited the combined balance sheet as at December 31, 2000 and the combined statements of operating income before interest and income tax expense and cash flows for the year then ended respecting The Fairmont Empress and Fairmont Le Château Frontenac (the "Hotels"). These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the combined statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements.

In our opinion, these combined financial statements present fairly, in all material respects, the combined financial position of the Hotels as at December 31, 2000 and the results of the operations before interest and income tax expense and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Combined Balance Sheet as at December 31, 2000
(in $000's)

Assets	
Current assets	
Accounts receivable	6,823
Materials and supplies	1,024
Prepaid expenses	477
	8,324
Capital assets (Note 4)	
Land	6,902
Buildings	122,808
Furniture, fixtures and equipment	10,431
	140,141
	148,465
Liabilities	
Current liabilities	
Bank indebtedness	1,000
Accounts payable and accrued liabilities	9,433
	10,433
Properties' equity (Note 5)	138,032
	148,465

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Combined Statement of Operating Income Before Interest and Income Tax Expense for the Year Ended December 31, 2000
(in $000's)

Operating revenues	
Rooms	60,818
Food and beverage	33,128
Others	5,841
	99,787
Operating expenses	61,792
Gross operating profit	37,995
Hotel management fees (Note 3)	3,299
Property taxes, rent and insurance	4,141
Operating income from hotel operations before undernoted items	30,555
Capital tax	645
Amortization of capital assets	4,680
Operating income before interest and income tax expense for the year	25,230

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Combined Statement of Cash Flows for the Year Ended December 31, 2000
(in $000's)

Operating activities	
Operating income before interest and income taxes	$25,230
Item not affecting cash	
Amortization	4,680
Net changes in working capital	
Accounts receivable	(1,740)
Materials and supplies	137
Prepaid expenses	199
Accounts payable and accrued liabilities	635
Cash flow from operating activities	29,141
Investing activities	
Due from CPHREC	(18,915)
Additions to capital assets	(9,942)
Cash flow used in investing activities	(28,857)
Increase in cash during the year	284
Bank indebtedness, beginning of year	(1,284)
Bank indebtedness, end of year	(1,000)

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Notes to Combined Financial Statements
December 31, 2000
(in $000's)

1. Basis of presentation and nature of operations

The combined financial statements of The Fairmont Empress and Fairmont Le Château Frontenac (the "Hotels") include the assets and liabilities and results of operations of the business operating as the Hotels. The Hotels were sold by Canadian Pacific Hotels Real Estate Corporation ("CPHREC") to Legacy Hotels Real Estate Investment Trust on February 1, 2001 for approximately $305 million. The combined financial statements may not necessarily be indicative of the results that would have been attained if the Hotels had been operated as a separate legal entity. The combined financial statements have been prepared solely for inclusion in this Prospectus.

2. Summary of significant accounting policies

Materials and supplies

Materials and supplies are valued at the lower cost, determined on a first-in, first-out basis and replacement value.

Capital assets

Capital assets are recorded at cost less accumulated amortization.

Amortization is provided at rates designed to write off the assets over their estimated economic lives. The annual rates of amortization are as follows:

Buildings	sinking fund over 40 years
Furniture, fixtures and equipment	6 — 20% straight line

Revenue recognition

Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured.

Maintenance and repairs

Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Pre-opening expenses

Pre-opening expenses of new facilities are amortized over a period of 60 months, commencing the month following the opening of the facility as defined by the Hotels.

Development costs

Development costs are amortized generally over 36 months from the date of completion of the specific project. If a specific project is abandoned, all development costs are expensed in full.

Operating equipment

The cost of the initial complement of circulating operating equipment such as linens, china, glassware and silver is capitalized and then amortized over a period of 36 months. Replacements are expensed when placed in service.

Financial instruments

The carrying amounts reported in the balance sheet for accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their fair value due to the short term to maturity of these instruments.

3. Related party transactions

Hotel management fees are charged by the hotel manager, Fairmont Hotels Inc. ("FHI") to the Hotels pursuant to the management agreements.

As part of normal business activities, the Hotels reimburse FHI for providing central reservation, sales and marketing, accounting, management information, employee training and other services to the Hotels on a cost recovery basis in accordance with management agreements.

The total amount of these reimbursements charged to operations were $3,705 for the year ended December 31, 2000.

THE FAIRMONT EMPRESS AND FAIRMONT LE CHÂTEAU FRONTENAC

Notes to Combined Financial Statements — (Continued)
December 31, 2000
(in $000's)

4. Capital assets

	Cost	Amortization	Net
Land	6,902	—	6,902
Buildings	152,968	30,160	122,808
Furniture, fixtures and equipment	46,431	36,000	10,431
	206,301	66,160	140,141

5. Properties' equity

Properties' equity is equal to total assets less total liabilities of the Hotels and is the equivalent of a head office account in the normal concept of divisional/branch accounting.

6. Commitments

Minimum rentals for operating leases for each of the next five fiscal years are:

	$
2001	185
2002	154
2003	136
2004	129
2005	115
	719

CERTIFICATE OF THE TRUST

Dated: January 31, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces of Canada. For the purpose of the province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (Signed) WILLIAM R. FATT
Vice Chairman and
Chief Executive Officer

By: (Signed) M. JERRY PATAVA
Executive Vice President,
Chief Financial Officer
and Treasurer

On behalf of the Trustees

By: (Signed) JOHN J. O'CONNOR
Trustee

By: (Signed) BRIAN F. MACNEILL
Trustee

CERTIFICATE OF THE UNDERWRITERS

Dated: January 31, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces of Canada. For the purpose of the province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: (Signed) RICHARD N. MATHESON

CIBC WORLD MARKETS INC.

By: (Signed) ALLAN KIMBERLEY

SCOTIA CAPITAL INC.

By: (Signed) DANIEL F. SULLIVAN

TD SECURITIES INC.

By: (Signed) PAUL DOUGLAS

BMO NESBITT BURNS INC.

By: (Signed) JAMES P. BOWLAND

NATIONAL BANK FINANCIAL INC.

By: (Signed) CRAIG J. SHANNON

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

BOWNE
PRINTED IN CANADA
T06357

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES $125 MILLION OFFERING OF CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

TORONTO, January 29, 2002 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSE symbol: LGY.UN) today announced that it has entered into an agreement to sell $125 million principal amount of 7.75% convertible unsecured subordinated debentures due March 1, 2007 to a syndicate of underwriters led by RBC Capital Markets. Legacy has extended to the underwriters the option, exercisable in whole or in part until the closing of the transaction, to purchase up to an additional $25 million principal amount of the debentures at the same offering price. Each debenture will be convertible into Legacy units at the option of the holder at any time at a conversion price of $8.75. Closing is expected to occur on or about February 14, 2002. Proceeds from the offering will be used for the repayment of existing indebtedness, future acquisitions and profit improving projects.

Legacy is Canada's premier hotel real estate investment trust with 21 luxury and first class hotels across Canada with over 9,500 rooms. Fairmont Hotels & Resorts manages the ten luxury hotels and Delta Hotels manages the 11 first class properties.

The offering is being made in Canada by means of a short-form prospectus, and is subject to the approval of securities regulatory authorities. The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of securities in the U.S.

- 30 -

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAIRLURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
REPORTS FOURTH QUARTER AND YEAR-END 2001 RESULTS
Hotel EBITDA up 15.3%, Average Daily Rates increase 2.6% in 2001

TORONTO, January 23, 2002 - Legacy Hotels Real Estate Investment Trust ("Legacy")(TSE: LGY.UN) today announced its unaudited financial results for the three months and the year ended December 31, 2001. Legacy expects to release its 2001 annual report in mid-March.

"Management is very pleased with the financial results in light of the current lodging environment. Fourth quarter financial results surpassed our forecast following the tragic events of September 11th and reflects the quality of our assets and the brands supporting them," said William R. Fatt, Vice Chairman and Chief Executive Officer of Legacy. "Our ability to control the downward pressure on average daily rates is a testament to our hotels' service and product quality and should enable Legacy to rebound once the economy improves."

Fourth Quarter Results

Gross operating revenues were up 14.8% to $143.7 million, compared to $125.2 million in the same quarter last year. Operating income from hotel operations, or hotel EBITDA, was up 8.8% to $27.5 million from $25.3 million in 2000. These increases are primarily a result of the growth in Legacy's hotel portfolio following the acquisition of The Fairmont Winnipeg in the fourth quarter of 2000 and the acquisitions of The Fairmont Empress and Fairmont Le Château Frontenac in the first quarter of 2001.

Legacy reported net income of $8.3 million for the fourth quarter of 2001 compared to $9.8 million in 2000. Diluted distributable income per unit decreased from $0.18 in the fourth quarter of 2000 to $0.16 this year.

Excluding the results from the two major acquisitions, The Fairmont Empress and Fairmont Le Château Frontenac, Legacy would have reported revenues of $123.4 million compared to $125.2 million in 2000, hotel EBITDA of $24.2 million compared to $25.3 million in 2000, net income of $8.1 million compared to $9.8 million in 2000 and distributable income of $9.8 million compared to $12.1 million in the fourth quarter of last year. The decreases are due in large part to the decline in demand throughout the North American travel industry, which was exacerbated by the effects of the tragic events of September 11th. In addition, increased interest expense was incurred as a result of new financing obtained during the year.

Revenue per available room ("RevPAR") dropped 4.3% to $90.45 in the fourth quarter of 2001 from $94.52 in the same period in 2000. The decline resulted primarily from a 2.6 point decrease in occupancy. At the Fairmont managed properties, RevPAR was down 5.0% due to an occupancy decline of 2.8 points and a slight decrease in average daily rate ("ADR") of 0.6%. The Delta managed properties experienced a RevPAR decrease of 2.7% resulting from a 2.3 point decline in occupancy that was partially offset by a 0.9% increase in ADR. The RevPAR decline at Legacy's Fairmont hotels was greater than that at the Delta properties because the luxury hotels in the

portfolio are more reliant on U.S. and international travellers who were more affected by September 11th.

Year-End Results

For the year ended December 31, 2001, Legacy reported gross operating revenues of $606.8 million, an increase of 20.9% over $501.7 million reported in 2000. Hotel EBITDA was up 15.3% to $140.2 million from $121.7 million in 2000. The majority of the increases result from the February 1, 2001 acquisitions of The Fairmont Empress and Fairmont Le Château Frontenac and the full year effect of the 2000 acquisitions of The Fairmont Winnipeg and the Delta Winnipeg.

Legacy reported net income of $53.7 million for the year compared to $62.9 million in 2000. Diluted distributable income per unit decreased to $0.78 from $1.08 in 2000.

Excluding the results from the acquisitions of The Fairmont Empress and Fairmont Le Château Frontenac, Legacy would have reported revenues of $510.0 million compared to $501.7 million in 2000, hotel EBITDA of $109.3 million compared to $121.7 million in 2000, net income of $44.1 million compared to $62.9 million in 2000 and distributable income of $48.7 million compared to $67.3 million for the year ended December 31, 2000. The decreases in hotel EBITDA, net income and distributable income are due in large part to the softening of the travel industry as a whole throughout North America compounded by the ongoing effects of the tragic events of September 11th. In addition, substantial property tax increases in most city centres added $6.5 million in expenses, excluding the impact of the new acquisitions mentioned above. Other factors impacting year-end results include restructuring charges of $1.7 million, which were incurred in the third quarter.

For the year, Legacy's portfolio experienced a slight decline in RevPAR of 1.6%. Occupancy fell 2.9 points however, this was offset by a 2.6% increase in ADR. RevPAR for the Fairmont managed properties was down 2.2% resulting from an occupancy decline of 3.7 points mitigated by an increase in ADR of 3.1%. The Delta managed properties had flat year-over-year RevPAR due to an increase in ADR of 2.2% and a 1.6 point decrease in occupancy.

Corporate Developments

On October 19, 2001, Legacy announced the successful completion of a mortgage financing on The Fairmont Royal York. The proceeds were used to repay existing short-term bank debt.

As previously announced on December 13, 2001, Legacy's Board of Trustees declared a fourth quarter distribution of $0.185 per unit to Unitholders of record as of December 28, 2001, payable on December 31, 2001. For the year, distributions totaled $0.87 per unit, compared to $0.98 per unit in 2000. Distributions were lowered to current levels in the third quarter of 2001 following Legacy's expectation that travel would be reduced for the balance of 2001. Distributions per quarter have been adjusted to a level that the Board of Trustees feel is sustainable in light of current economic conditions. Fairmont Hotels & Resorts Inc. ("FHR"), Legacy's largest investor, has advised Legacy that it has elected to reinvest its quarterly distributions and dividends, beginning in the third quarter 2001, to purchase units. Legacy estimates that approximately 50% of the 2001 distributions will be taxable, with the balance treated as a return of capital for those units held as capital property. The final breakdown will be available on Legacy's website (www.legacyhotels.ca) the week of February 11, 2002.

Outlook

"Looking ahead to 2002, we expect to continue to add value by investing in revenue-enhancing projects and capitalizing on acquisition opportunities. Our strategic alliance with FHR may provide us with future resort prospects. In light of current market conditions, the previously announced

discussions between Legacy and FHR relating to the purchase of The Fairmont Chateau Whistler have been temporarily postponed."

Added Fatt, "With all its hotels in Canada, Legacy's portfolio has not been impacted as severely by the events of September 11th as compared to other North American hotel portfolios in 2001. We anticipate continued general economic weakness in the first and second quarters of 2002 with a gradual improvement in the third and fourth quarters. Minimal new hotel supply in our key markets should facilitate a recovery once economic conditions improve."

Legacy will host a conference call tomorrow, January 24, 2002 at 10:00 a.m. Eastern Time to discuss these results. Please dial 416-641-6687 or 1-888-275-8177 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. Media will be in a listen-only mode for the duration of the call. A recording of this call will be made available beginning at 12:00 p.m. on January 24, 2002 through to 11:00 p.m. on January 31, 2002. To access the recording please dial 1-800-633-8625 and use the reservation number 20188053.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on this website following the conference call. To listen to the webcast, users require a sound-enabled computer with a Pentium or equivalent processor, 16MB RAM, Windows 95 (or later) or Mac OS or Linux, a 28.8 Kbps Internet connection (or better) and the appropriate version of the Microsoft Media Player. A free, downloadable version of the Microsoft Media Player can be downloaded at the Microsoft Media Player download site (http://www.microsoft.com/windows/windowsmedia/download/default.asp) or via Legacy's website.

Legacy is Canada's premier hotel real estate investment trust with 21 luxury and first class hotels across Canada with over 9,500 guestrooms. Fairmont Hotels & Resorts manages the ten luxury hotels and resorts and Delta Hotels manages the 11 first class properties.

This press release contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

Summarized Statistics and Financial Data
For the three months and the year ended December 31, 2001

	Three months ended December 31				Year ended December 31			
	2001		2000		2001		2000	
RevPAR[1]	$ 90.45		$ 94.52		$107.97		$109.69	
Average daily rate[1]	146.70		146.99		160.41		156.31	
Occupancy[1]	61.7%		64.3%		67.3%		70.2%	
Regional RevPAR Breakdown								
	Fairmont	Delta	Fairmont	Delta	Fairmont	Delta	Fairmont	Delta
British Columbia	89.48	-	97.02	-	131.89	-	140.68	-
Alberta	84.24	73.10	90.06	73.73	99.00	84.91	101.69	79.80
Saskatchewan and Manitoba	77.41	62.01	70.81	60.96	76.09	63.25	71.40	64.06
Ontario	117.44	79.28	127.39	89.83	131.09	90.47	135.43	97.37
Quebec	105.68	78.75	106.47	82.74	126.95	89.96	124.67	89.22
Maritimes	-	68.78	-	63.53	-	79.91	-	75.09
Total	101.28	72.80	106.61	74.83	123.71	82.33	126.52	82.37
(Thousands of dollars except per unit amounts)								
Operating revenues	143,716		125,187		606,789		501,731	
Gross operating profit	44,395		39,097		204,243		174,536	
Hotel EBITDA[2]	27,503		25,289		140,234		121,678	
Net income	8,329		9,823		53,732		62,935	
Distributable income	13,302		12,052		63,873		67,348	
Distributable income per unit on a diluted basis	0.16		0.18		0.78		1.08	
Distributions and dividends[3]	15,330		16,875		71,638		62,134	
Distributions per unit	0.185		0.25		0.87		0.98	
Hotel EBITDA margin[4]	19.1%		20.2%		23.1%		24.3%	
Diluted units and exchangeable shares outstanding at December 31 (000s)	82,924		67,613		82,460		62,253	

1. RevPAR, average daily rate and occupancy statistics are based on the current portfolio of properties.
2. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations. Legacy's calculation of hotel EBITDA may be different than the calculation used by other entities.
3. Includes part VI.1 tax payable on exchangeable share dividends
4. Hotel EBITDA margin represents hotel EBITDA as a percentage of operating revenues

Contacts:

M. Jerry Patava
Executive Vice President,
Chief Financial Officer
and Treasurer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in thousands of Canadian dollars)
(Unaudited)

ASSETS

	December 31 2001	December 31 2000
Current assets		
Cash and cash equivalents	$ 14,696	$ -
Accounts receivable	35,037	34,874
Materials and supplies	5,102	4,099
Prepaid expenses	2,968	2,496
	57,803	41,469
Capital assets	1,432,257	1,091,549
Goodwill (note 4)	39,516	-
Other assets	12,285	3,993
	$ 1,541,861	$ 1,137,011

LIABILITIES

	December 31 2001	December 31 2000
Current liabilities		
Bank indebtedness	$ -	$ 5,731
Bank loans	-	109,676
Accounts payable and accrued liabilities	63,482	53,972
Current portion of long term debt	105,048	238
Other	132	132
	168,662	169,749
Long-term debt	576,777	332,307
Other liabilities	2,344	2,111
Future income taxes	48,606	6,330
Unitholders' interest		
Unitholders' equity (note 5)	638,342	631,058
Contributed surplus	49	49
Exchangeable shares (note 6)	126,420	-
Retained earnings (deficit)	(19,339)	(4,593)
	745,472	626,514
	$ 1,541,861	$ 1,137,011

Legacy Hotels Real Estate Investment Trust
Consolidated Statement of Operations
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

	Three Months ended December 31 2001	Three Months ended December 31 2000	Year ended December 31 2001	Year ended December 31 2000
Operating revenues				
Room	$ 79,550	$ 70,223	$ 374,459	$ 310,559
Food and beverage	55,062	47,802	197,185	164,024
Other	9,104	7,162	35,145	27,148
	143,716	125,187	606,789	501,731
Operating expenses	99,321	86,090	402,546	327,195
Gross operating profit	44,395	39,097	204,243	174,536
Hotel management fees	5,510	6,230	20,777	22,726
Property taxes, rent and insurance	11,382	7,578	43,232	30,132
Operating income from hotel operations before undernoted items	27,503	25,289	140,234	121,678
Other income	-	818	-	1,118
Other expenses				
Amortization of capital assets	7,485	7,059	30,846	24,353
Advisory fee	1,656	1,200	6,264	4,553
Restructuring costs	-	-	1,718	-
Other	512	346	2,321	1,754
	9,653	8,605	41,149	30,660
Income before interest expense, income tax expense and goodwill amortization	17,850	17,502	99,085	92,136
Interest expense	12,031	7,502	45,340	29,072
Income before income tax expense and goodwill amortization	5,819	10,000	53,745	63,064
Income tax expense (recovery)				
Current	129	79	492	173
Future	(2,928)	98	(1,538)	(44)
	(2,799)	177	(1,046)	129
Net income before goodwill amortization	8,618	9,823	54,791	62,935
Goodwill amortization	289	-	1,059	-
Net income for the period	$ 8,329	$ 9,823	$ 53,732	$ 62,935
Basic and diluted net income per unit (note 7)	$ 0.10	$ 0.15	$ 0.66	$ 1.01

Legacy Hotels Real Estate Investment Trust
Consolidated Statement of Retained Earnings (Deficit)
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three Months ended December 31		Year ended December 31	
	2001	2000	2001	2000
Retained earnings (deficit) at beginning of period	(13,005)	2,459	(4,593)	980
Effect of change in accounting for income taxes	-	-	-	(6,374)
Retained earnings (deficit) as restated	(13,005)	2,459	(4,593)	(5,394)
Net income for the period	8,329	9,823	53,732	62,935
Distributions in the period	(12,611)	(16,875)	(58,850)	(62,134)
Exchangeable share dividends	(1,978)	-	(9,278)	-
Part VI.1 tax	(741)	-	(3,510)	-
Part VI.1 tax deduction	667	-	3,160	-
Retained earnings (deficit) at end of period	(19,339)	(4,593)	(19,339)	(4,593)

Legacy Hotels Real Estate Investment Trust
Consolidated Statement of Cash Flows
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three Months ended December 31 2001	Three Months ended December 31 2000	Year ended December 31 2001	Year ended December 31 2000
Cash provided by (used in):				
Operating activities				
Net income for the period	$ 8,329	$ 9,823	$ 53,732	$ 62,935
Items not affecting cash				
Amortization of capital assets	7,485	7,059	30,846	24,353
Goodwill amortization	289	-	1,059	-
Other	104	690	363	1,155
Part VI.1 tax	(741)	-	(3,510)	-
Future income taxes	(2,928)	98	(1,538)	(44)
Changes in non-cash working capital (note 9)	12,920	2,232	5,968	(3,240)
Cash flow from operations	25,458	19,902	86,920	85,159
Financing activities				
Net proceeds from equity units	-	-	-	52,936
Issuance of units (note 5)	7,253	-	7,284	-
Distributions	(25,099)	(33,749)	(58,850)	(62,134)
Dividends on exchangeable shares	(3,956)	-	(9,278)	-
Increase (decrease) in bank loans	(149,501)	89,676	(109,676)	(44,782)
Net proceeds from mortgages	162,500	-	351,500	-
Net proceeds from bankers' acceptances	-	-	-	109,676
Repayment of debentures	-	(75,000)	-	(75,000)
Repurchase of units by Legacy	-	-	-	(1,222)
Mortgage payments	(851)	(55)	(2,219)	(216)
Repayment of deferred liabilities	(32)	(33)	(132)	(132)
Cash flow from financing	(9,686)	(19,161)	178,629	(20,874)
Investing activities				
Acquisition (note 3)	6,400	(1,558)	(181,711)	(45,007)
Additions to capital assets	(11,358)	(9,772)	(60,236)	(33,538)
Proceeds from sale of capital assets	106	60	106	60
Other assets	(1,274)	(2,315)	(3,281)	(2,652)
Cash flow from investing	(6,126)	(13,585)	(245,122)	(81,137)
Increase (decrease) in cash balance during the period	9,646	(12,844)	20,427	(16,852)
Cash balance - beginning of period	5,050	7,113	(5,731)	11,121
Cash balance - end of period	$ 14,696	$ (5,731)	$ 14,696	$ (5,731)
Represented by:				
Cash and cash equivalents	14,696	-	14,696	-
Bank indebtedness	-	(5,731)	-	(5,731)
	$ 14,696	$ (5,731)	$ 14,696	$ (5,731)
Supplemental disclosure				
Interest paid	15,701	13,422	43,117	29,009
Income taxes paid	39	134	162	1,237

Legacy Hotels Real Estate Investment Trust
Notes to consolidated financial statements
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

1. The financial statements follow the same accounting policies and methods of their application as the December 31, 2000 financial statements.

2. Results for the fourth quarter ending December 31, 2001 are not necessarily indicative of the result that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

3. On February 1, 2001, Legacy acquired The Fairmont Empress located in Victoria, British Columbia and Fairmont Le Château Frontenac located in Quebec City for an aggregate purchase price of $305.0 million and the assumption of a $1.9 million working capital deficit plus $11.4 million in closing costs from Fairmont Hotels & Resorts Inc. ("FHR"). Under an agreement with FHR, Legacy subsequently received $6.4 million as a purchase price adjustment since certain performance measures were not met. This amount has been included in the purchase price. The purchase price included 14.7 million exchangeable shares of a subsidiary corporation at a price of $8.60 per share for $126.4 million and the balance of the purchase price was satisfied in cash. This acquisition was financed through a $111 million, 8.54% mortgage on Fairmont Le Château Frontenac and a $78 million, 7.86% mortgage on The Fairmont Empress. Both mortgages will mature in March 2011.

The purchase price has been allocated as follows:

Land	$	29,240
Buildings		270,415
Furniture, fixtures and equipment		11,769
Other assets		5,012
Goodwill		40,575
Future income tax		(46,975)
		310,036
Net working capital deficit assumed		(1,904)
	$	308,132

4. Goodwill represents the excess of purchase price over fair value of identifiable assets acquired, and is amortized on a straight-line basis over the estimated periods of benefit of up to 40 years. Legacy evaluates the carrying value of goodwill for possible impairment on a periodic basis. Goodwill is written down to net recoverable amount when declines in value are considered to be other than temporary based upon undiscounted expected cash flows of the respective operation.

5. In 2001, Legacy issued 25,000 units pursuant to the unit option plan for $156.

   In October, Legacy issued 284,635 units to a subsidiary of FHR through a private placement for proceeds of $1,978. In January 2002, Legacy issued 236,912 units to a subsidiary of FHR through a private placement for proceeds of $1,978. As this transaction occurred subsequent to year end, it has not been included in unitholders' equity.

   During the fourth quarter, Legacy issued 677,161 units pursuant to the Distribution Reinvestment Plan for $5,150.

6. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders.

7. Net income per unit is based on net income available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three Months ended December 31		Year ended December 31	
	2001	2000	2001	2000
Net income per financial statements	8,329	9,823	53,732	62,935
Part VI.1 tax, net of deduction	(74)	-	(350)	-
Net income available to unitholders	8,255	9,823	53,382	62,935
Weighted average number of units outstanding - basic (thousands)	67,978	67,497	67,621	62,143
Weighted average number of exchangeable shares outstanding - basic (thousands)	14,700	-	13,451	-
	82,678	67,497	81,072	62,143
Diluted weighted average number of units	82,734	67,613	81,164	62,253

8. Distributable income per unit is based on the number of units and exchangeable shares outstanding at the end of each distribution date and has been calculated in accordance with the terms of the Declaration of Trust as follows:

	Three Months ended December 31		Year ended December 31	
	2001	2000	2001	2000
Net income	$ 8,329	$ 9,823	$ 53,732	$ 62,935
Add (deduct):				
Amortization of capital assets	7,485	7,059	30,846	24,353
Goodwill amortization	289	-	1,059	-
Income tax expense	(2,799)	177	(1,046)	129
Cash flow guarantee	6,400	-	6,400	-
Capital replacement reserve	(6,402)	(5,007)	(27,118)	(20,069)
Distributable income	$ 13,302	$ 12,052	$ 63,873	$ 67,348
Diluted units outstanding (thousands)	82,924	67,613	82,460	62,253
Distributable income per unit on a diluted basis	$ 0.16	$ 0.18	$ 0.78	$ 1.08
Distributions per unit	$ 0.185	$ 0.25	$ 0.87	$ 0.98

9. Changes in non-cash working capital.

	Three Months ended December 31		Year ended December 31	
	2001	2000	2001	2000
(Increase) decrease in accounts receivable	8,199	9,922	4,871	(7,360)
(Increase) decrease in materials and supplies	4	(247)	30	52
(Increase) decrease in prepaid expenses	7,995	3,200	(3)	232
Increase (decrease) in accounts payable and accrued liabilities	(3,278)	(10,643)	1,070	3,836
	12,920	2,232	5,968	(3,240)

10. Certain of the prior period's figures have been reclassified to conform with the presentation adopted for 2001.

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 22 2003
WASH. D.C. 155

May 21, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Annual Information Form dated May 1, 2003

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: [signature]
Sari L. Diamond
Secretary

Enclosures

cc: Terence P. Badour, Esq.
Sari L. Diamond, Esq.
Robert P. Freeman, Esq.

FIRST QUARTER REPORT
& INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
For the period ended March 31, 2003

LEGACY HOTELS
REAL ESTATE INVESTMENT TRUST



The lodging industry is facing an exceptionally challenging environment. Weak U.S. and global economies, the war in Iraq, airline industry problems and severe acute respiratory syndrome have all combined to depress industry conditions. Despite these issues, the quality and diversity of our portfolio allowed us to maintain top line performance with revenue growth of 12.3%.

Our outlook for the year remains cautious given the number of challenges the industry is facing. However, we consider recent disruptions in the travel industry to be short-term and while current earnings have been affected, we are well positioned to benefit once the impact of these disruptions dissipates.

We continue to expect the Canadian economy to grow for the balance of 2003. In addition, low new hotel supply in our key markets should benefit us once travel fears ease and the global economy recovers.

While being attentive to managing through the near-term uncertainties, we also remain committed to our long-term strategy of investing in our properties to maximize the income generated from each hotel and seeking to further diversify our earnings through the acquisition of additional luxury and first-class hotels.

signed

NEIL J. LABATTE
President and Chief Executive Officer
April 16, 2003

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three Months Ended March 31, 2003 compared to Three Months Ended March 31, 2002

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements and notes contained herein. The consolidated financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements and MD&A are presented in Canadian dollars unless otherwise stated.

The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of Legacy's control. Legacy evaluates such estimates and assumptions on a periodic basis.

The MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

OPERATING ENVIRONMENT

The Canadian economy continues to show growth and the Canadian consumer continues to travel. Notwithstanding these positive aspects, weak U.S. and global economies, the war in Iraq, airline industry problems and severe acute respiratory syndrome have resulted in decreased U.S. customer visitation at some of Legacy's properties. These factors continue to impact the lodging industry as a whole.

RESULTS OF OPERATIONS

Due to the nature of the markets in which Legacy operates, the first quarter has historically been Legacy's weakest quarter. Occupancies and margins typically increase throughout the year, peaking in the late summer and early fall. First quarter results are not indicative of results for the full year.

Management has taken advantage of this period of lower demand to undertake refurbishments and profit-enhancing projects. While this has the advantage of causing the least amount of inconvenience to guests and has the smallest impact on earnings, these renovations negatively impacted revenues during the quarter. Management expects that the projects undertaken will increase the financial performance of the hotels once completed.

FINANCIAL HIGHLIGHTS

For the three months ended March 31 *In millions of Canadian dollars (except per unit amounts)*		**2003**		2002
Revenues	**$**	**130.2**	$	116.0
Hotel EBITDA[1]		**5.5**		8.1
Net loss		**(21.4)**		(15.6)
Distributable loss[2]		**(17.3)**		(13.0)
Net loss per unit		**(0.24)**		(0.21)
Distributable loss per unit		**(0.17)**		(0.16)
Distributions declared per unit		**0.185**		0.185

1. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian GAAP. Legacy's calculation of hotel EBITDA may be different than the calculation used by other entities.
2. Distributable loss is calculated as net loss before amortization, income taxes and special charges less the capital replacement reserve. This amount is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Readers are cautioned that distributable loss is not a defined measure of operating performance under Canadian GAAP. Legacy's calculation of distributable loss may be different than the calculations used by other entities.

REVENUES

Legacy reported gross operating revenues of $130.2 million in the first quarter of 2003, up $14.2 million or 12.2% from $116.0 million in the first quarter of 2002. Recent acquisitions of the Sheraton Suites Calgary Eau Claire and The Fairmont Washington, D.C. contributed $15.9 million to this increase. Revenues in the quarter were impacted by the planned renovation program at Fairmont The Queen Elizabeth involving the lobby, meeting space and guestrooms. The Delta Centre-Ville continued to produce strong revenue growth due to activity at the Palais de Congrès (convention centre) which re-opened in April 2002. In addition, the Ottawa properties showed year-over-year revenue increases as a seasonal winter in Ottawa allowed for successful Winterlude festivities. These increases helped to offset decreases in travel volumes at certain of Legacy's other hotels.

OPERATING STATISTICS

	2003	2002
RevPAR[1]	**$ 83.35**	$ 85.52
ADR[1]	**147.12**	$ 145.11
Occupancy[1]	**56.7%**	58.9%
REVPAR – FAIRMONT REGIONAL		
British Columbia	**$ 72.52**	$ 77.32
Alberta	**98.02**	101.86
Saskatchewan and Manitoba	**59.82**	66.68
Ontario	**101.39**	102.51
Quebec	**76.29**	86.47
United States	**155.69**	176.92
Total	**$ 89.36**	$ 95.46
REVPAR – DELTA REGIONAL		
Alberta	**$ 93.85**	$ 96.02
Saskatchewan and Manitoba	**60.57**	58.68
Ontario	**80.95**	79.36
Quebec	**78.59**	63.24
Maritimes	**60.42**	55.23
Total	**$ 72.33**	$ 67.29

1. Revenue per available room ("RevPAR"), average daily rate ("ADR") and occupancy figures are based on the hotel portfolio composition as at March 31, 2003, as if owned for the full periods presented. Management considers RevPAR, ADR and occupancy to be meaningful indicators of hotel operations, however, readers are cautioned that they are not defined measures of operating performance under GAAP. Legacy's calculations of RevPAR, ADR and occupancy may be different than those used by other lodging entities.

RevPAR for the portfolio decreased 2.5% to $83.35 in the first quarter of 2003 compared with $85.52 in the same period of 2002. An ADR increase of 1.4% was offset by a 2.2 point decline in occupancy. At the Fairmont managed properties, RevPAR was $89.36 compared with $95.46 in the first quarter of 2002 due to a 4.2 point decrease in occupancy offset by a 0.8% increase in ADR. Renovation disruptions at Fairmont The Queen Elizabeth negatively impacted RevPAR during the quarter. At the Delta managed properties, RevPAR was $72.33 up 7.5% from $67.29 in 2002 due to a combination of a 1.2 point increase in occupancy and a 5.3% increase in ADR. Delta has benefited from the relative strength in the Canadian economy.

OPERATING EXPENSES

Operating expenses increased to $106.9 million from $92.5 million in 2002. Additional operating costs of $11.3 million were incurred in the first quarter of 2003 resulting from the recent acquisitions of the Sheraton Suites Calgary Eau Claire and The Fairmont Washington, D.C. An additional $1.0 million was spent on energy expenses throughout the balance of the portfolio. Rising energy costs and higher usage given a cold winter in several regions led to the increase.

Gross operating profit decreased to $23.3 million from $23.5 million in 2002. As with the balance of Legacy's portfolio, the first quarter is also the weakest period for both newly acquired properties. These hotels contributed an additional $4.5 million

in gross operating profit. This gain was offset by renovation disruptions at Fairmont The Queen Elizabeth as well as increases in energy costs and declines in occupancies at most hotels. Renovations at Fairmont The Queen Elizabeth are expected to be completed by the end of April 2003, when demand at this hotel historically increases. Gross operating margin, defined as gross operating profit as a percentage of revenues, was 17.9% in the first quarter of 2003 compared to 20.3% in the first quarter of 2002.

Hotel management fees, both base and incentive, represented approximately 3.1% of revenues during the first quarter of 2003 compared to 3.2% in 2002. Both base and incentive management fees increased proportionately with revenues.

Property taxes, rent and insurance increased by 17.0% to $13.7 million from $11.7 million in 2002. The acquisitions of the Sheraton Suites Calgary Eau Claire and The Fairmont Washington, D.C. account for approximately $1.1 million of the quarter-over-quarter increase. The balance relates to increases in insurance premiums and property taxes throughout the portfolio.

Following the end of the quarter, The Fairmont Winnipeg successfully settled a new four-year labour contract with its employees. Negotiations are continuing at Fairmont Le Château Frontenac and The Fairmont Palliser following their contract expirations in late 2002 and early 2003, respectively. Three other labour contracts expire in 2003. Although it is not possible to predict the outcome of negotiations, management is hopeful that negotiated contracts will be reached.

HOTEL EBITDA

Hotel EBITDA, decreased by $2.6 million to $5.5 million as compared to $8.1 million in the first quarter of 2002. The decline was primarily attributable to a $2.5 million reduction in hotel EBITDA at Fairmont The Queen Elizabeth due to renovation disruptions in addition to higher energy and insurance costs and lower demand generally throughout the portfolio. The recent additions to the portfolio helped to offset reduced hotel EBITDA at the remaining hotels. Hotel EBITDA margin, defined as hotel EBITDA as a percentage of revenues, decreased to 4.2% from 7.0%. Operating margins are weaker as a result of a combination of higher fixed costs combined with lower seasonal revenues.

OTHER ITEMS

Amortization

In the first quarter of 2003, amortization was $11.2 million compared to $8.9 million in the same quarter in 2002. This increase is consistent with recent acquisition activity and capital spending in 2001 and 2002, primarily at Fairmont The Queen Elizabeth, The Fairmont Empress and The Fairmont Royal York.

Interest Expense, Net

Interest expense of $13.7 million was up from $12.1 million in the first quarter of 2002. The increase is due primarily to the addition of the mortgage secured by The Fairmont Washington, D.C.

Income Tax Expense (Recovery)

Current income tax expense represents large corporation taxes payable by some subsidiary companies. The future tax recovery is generated by subsidiary corporations given the seasonality of earnings. These recoveries will ultimately be passed on to unitholders through a reduction in the taxable portion of distributions.

Net Loss

Net loss for the quarter was $21.4 million, up $5.8 million from $15.6 million in the first quarter of 2002. Net loss per unit and diluted net loss per unit was $0.24 compared to $0.21 in the same quarter in 2002 as a result of the combined impact of the higher net loss and the inclusion of a full quarter of interest on the unsecured subordinated convertible debentures (the "Convertible Debentures").

LIQUIDITY AND CAPITAL RESOURCES

Legacy generally uses cash from operations, debt facilities and equity financing to make acquisitions of individual hotels, to fund capital improvements and operating requirements and to pay quarterly distributions. Cash and cash equivalents on hand at March 31, 2003 totalled $17.3 million, a decrease of $28.9 million from December 31, 2002.

Legacy has two unsecured credit facilities totalling $130 million, comprised of a $30 million revolving operating credit facility, designed to provide financing for the operations, and a $100 million revolving acquisition credit facility, designed to provide financing for acquisitions and other capital investments. As at March 31, 2003, there were no amounts drawn under these facilities.

Management believes that existing credit facilities, cash on hand and expected cash flows from operations will be sufficient to allow it to finance all of its planned operating activities.

Legacy has $150 million of unsecured debentures maturing in December 2003. Legacy is currently exploring several potential methods of refinancing including property-specific mortgages, secured or unsecured debentures and bank financing.

OPERATING ACTIVITIES

For the quarter ended March 31, 2003, cash used by operations was $11.5 million compared to $4.0 million in the first quarter of 2002. The increase in cash used resulted primarily from higher net losses. The net decrease to accounts receivable balances was larger in the first quarter of 2002 than the first quarter of 2003 due to the tightening of credit policies at that time. Ending balances for accounts payable and accrued liabilities have decreased since year-end, contrasting with an increase over the same period in 2002 primarily as a result of timing differences in periodic payments such as salaries. Otherwise, year-over-year increases in working capital balances are due primarily to the recently acquired Sheraton Suites Calgary Eau Claire and The Fairmont Washington, D.C.

INVESTING ACTIVITIES

In October 2002, Legacy entered into an agreement to purchase a AAA Five Diamond hotel located in the north-western United States. The acquisition is contingent on a number of conditions and, if it proceeds, is anticipated to close in mid-2003 at a purchase price of approximately US$100 million. There were no new developments regarding this potential acquisition during the first quarter of 2003.

Capital expenditures during the quarter totalled $15.4 million, up from $7.7 million in 2002. Approximately $7.7 million was spent on profit-enhancing projects in the first quarter of 2003 and the balance was spent on upgrade capital.

Expenditures on profit-enhancing projects included:

- Phase three of a multi-phase renovation program at Fairmont The Queen Elizabeth. This phase involves the continuation of the convention floor renovations and upgrades to the lobby and additional guestrooms. Phase three is scheduled for completion in the second quarter of 2003.
- Refurbishment of guestrooms, suites and corridors at the Fairmont Château Laurier. It is expected that this renovation will be completed in the second quarter of 2003.
- Addition of the Fairmont Gold product (Fairmont's *'hotel within a hotel'*) at The Fairmont Washington, D.C. Completion is anticipated in the fall of 2003.

DISTRIBUTIONS TO UNITHOLDERS

Distributable loss increased to $17.3 million from $13.0 million in the first quarter of 2002. As a result of the Convertible Debentures issued in February 14, 2002, additional quarter over quarter distributions have been deducted from net income in the distributable income calculation.

Distributions and dividends declared during the quarter were $19.3 million or $0.185 per unit. The Board of Trustees reviews the level of distribution on a quarterly basis.

Based on the current portfolio, approximately 45% to 50% of the estimated 2003 distributions of $0.74 per unit will be taxable, with the balance being a return of capital for those units held as capital property. Additional investment activities may cause this estimate to vary.

CHANGES IN ACCOUNTING POLICIES

In the first quarter of 2003, Legacy adopted two changes in accounting policies with respect to accounting for the impairment of long-lived assets and the disposal of long-lived assets and discontinued operations. Details of these changes are outlined in note 2 of the unaudited consolidated financial statements. Although Legacy was not required to enact these new recommendations until 2004, management elected for early adoption.

Effective January 1, 2003, Legacy adopted new accounting guidelines that clarify the disclosure requirements of certain guarantees. For these guarantees that meet the disclosure requirements under these new guidelines, Legacy is required to provide details regarding the nature of the guarantees, including term, how they arose and events that would require performance under the guarantee, the maximum potential amount of future payments, the current carrying amount of the related liability and the nature of any recourse that Legacy may have if a guarantee is exercised. Since Legacy has not entered into any guarantee arrangements, no additional disclosure is required.

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of Canadian dollars) (Unaudited)

	March 31, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 17,293	$ 46,224
Accounts receivable	35,556	41,446
Inventory	5,983	6,211
Prepaid expenses	9,414	5,014
	68,246	98,895
Property and equipment	1,733,449	1,745,667
Goodwill	35,425	35,425
Other assets	26,488	28,174
Future income taxes	2,254	1,083
	$ 1,865,862	$ 1,909,244
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 66,293	$ 67,925
Accrued distributions and dividends	24,287	2,946
Current portion of long-term debt	157,295	157,295
Other	132	132
	248,007	228,298
Long-term debt	580,221	587,613
Other liabilities	20,540	22,012
Future income taxes	38,286	38,495
UNITHOLDERS' INTEREST		
Units *(note 3)*	795,682	795,682
Contributed surplus	49	49
Exchangeable shares *(note 4)*	126,420	126,420
Convertible debentures *(note 5)*	146,269	145,931
Foreign currency translation adjustments	(9,059)	2,246
Deficit	(80,553)	(37,502)
	978,808	1,032,826
	$ 1,865,862	$ 1,909,244

CONSOLIDATED STATEMENTS OF INCOME

(Stated in thousands of Canadian dollars except per unit amounts) (Unaudited)

Three months ended March 31		2003		2002
Revenues				
Room	$	77,181	$	68,777
Food and beverage		44,793		39,709
Other		8,235		7,503
		130,209		115,989
Operating expenses		106,929		92,484
Gross operating profit		23,280		23,505
Hotel management fees		4,079		3,722
Property taxes, rent and insurance		13,695		11,707
Operating income from hotel operations before undernoted items		5,506		8,076
Other expenses				
Amortization of property and equipment		11,157		8,867
Advisory fees		2,016		1,671
Other		493		560
		13,666		11,098
Loss before interest expense and income tax expense		(8,160)		(3,022)
Interest expense, net		13,740		12,062
Loss before income tax expense		(21,900)		(15,084)
Income tax expense/(recovery)				
Current		150		149
Future		(662)		344
		(512)		493
Net loss for the period	$	(21,388)	$	(15,577)
Basic and diluted net loss per unit *(note 6)*	$	(0.24)	$	(0.21)

CONSOLIDATED STATEMENTS OF DEFICIT

(Stated in thousands of Canadian dollars) (Unaudited)

Three months ended March 31		2003		2002
Deficit – beginning of period	$	(37,502)	$	(19,339)
Net loss for the period		(21,388)		(15,577)
Distributions in the period		(16,533)		(12,716)
Dividends on exchangeable shares		(1,942)		(1,942)
Part VI.1 tax on exchangeable share dividends		(777)		(777)
Part VI.1 tax deduction		793		699
Accretion of convertible debenture issuance costs *(note 5)*		(338)		(169)
Distributions on convertible debentures *(note 5)*		(2,866)		(1,433)
Deficit – end of period	$	(80,553)	$	(51,254)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in thousands of Canadian dollars) (Unaudited)

Three months ended March 31		**2003**		2002
CASH PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Net loss for the period	**$**	**(21,388)**	$	(15,577)
Items not affecting cash				
Amortization of property and equipment		**11,157**		8,867
Gain on settlement of debentures		**–**		(177)
Part VI.1 tax		**(777)**		(777)
Future income taxes		**(662)**		344
Other		**550**		494
Changes in non-cash working capital *(note 8)*		**(341)**		2,841
		(11,461)		(3,985)
INVESTING ACTIVITIES				
Additions to property and equipment		**(15,396)**		(7,680)
Proceeds from sale of capital assets		**60**		–
Other assets		**(83)**		9
		(15,419)		(7,671)
FINANCING ACTIVITIES				
Net proceeds from unit issuance		**–**		2,086
Net proceeds from convertible debentures		**–**		144,750
Repurchase of debentures for cancellation		**–**		(14,548)
Mortgage payments		**(1,758)**		(1,224)
Other		**(33)**		(33)
		(1,791)		131,031
Translation adjustments		**(260)**		–
Increase (decrease) in cash and cash equivalents balance during the period		**(28,931)**		119,375
Cash and cash equivalents balance – beginning of period		**46,224**		14,696
Cash and cash equivalents balance – end of period	**$**	**17,293**	$	134,071
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	**$**	**996**	$	4,835
Interest paid	**$**	**9,927**	$	7,468

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003 and 2002 (Stated in thousands of Canadian dollars except per unit amounts) (Unaudited)

NOTE 1.

Legacy Hotels Real Estate Investment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 23 hotels of which 22 are located in 14 Canadian cities throughout nine provinces and one is located in Washington, D.C. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc., who own an approximate 35% interest in Legacy.

Results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

NOTE 2.

These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2002 audited consolidated financial statements, except as discussed below:

Long-lived assets

Effective January 1, 2003, Legacy adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are reviewed at the individual hotel level, the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process will determine the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses will be recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and will be measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on Legacy's financial position, results of operations or cash flows.

Also effective January 1, 2003, Legacy adopted the new CICA recommendations relating to the disposal of long-lived assets. Subject to certain criteria, long-lived assets that management expects to dispose of by sale will be classified as held for sale. The related results of operations for these properties classified as held for sale will be reported in discontinued operations, with restatement of prior years. These recommendations are required for disposals after April 30, 2003, however, Legacy has elected for early adoption. This change had no impact on the financial statements of Legacy.

NOTE 3.

At March 31, 2003, 89,360,094 units were outstanding (2002 – 68,735,595).

NOTE 4.

The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders. At March 31, 2003, 14,700,000 (2002 – 14,700,000) exchangeable shares were outstanding.

NOTE 5.

The Convertible Debentures are classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs are charged directly to retained earnings.

NOTE 6.

Net income per unit is based on net income available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

Three months ended March 31		**2003**		2002
Net loss	**$**	**(21,388)**	$	(15,577)
Part VI.1 tax, net of deduction		**16**		(78)
Accretion of convertible debenture issuance costs		**(338)**		(169)
Distributions on convertible debentures		**(2,866)**		(1,433)
Net loss available to unitholders	**$**	**(24,576)**	$	(17,257)
Weighted average number of units outstanding (thousands)		**89,360**		68,522
Weighted average number of exchangeable shares outstanding (thousands)		**14,700**		14,700
Basic and diluted weighted average number of units		**104,060**		83,222

For the three months ended March 31, 2003, debentures convertible into 17,142,857 units (2002 – 17,142,857) and the associated net income impact were excluded from the computation of diluted net loss per unit because their effect was not dilutive.

NOTE 7.

Distributable income per unit is based on the number of units and exchangeable shares outstanding on each distribution date and has been calculated in accordance with the terms of the Declaration of Trust as follows:

Three months ended March 31		**2003**		2002
Net loss	**$**	**(21,388)**	$	(15,577)
Add (deduct):				
Amortization of property and equipment		**11,157**		8,867
Income tax expense/(recovery)		**(512)**		493
Cash receipt on management contract		**2,116**		–
Gain on settlement of debentures		**–**		(177)
Distributions on convertible debentures		**(2,866)**		(1,433)
Capital replacement reserve		**(5,765)**		(5,160)
Distributable loss	**$**	**(17,258)**	$	(12,987)
Units outstanding on distribution record date (thousands)		**89,360**		68,736
Exchangeable shares outstanding on distribution record date (thousands)		**14,700**		14,700
Basic and diluted units outstanding (thousands)		**104,060**		83,436
Basic and diluted distributable loss per unit	**$**	**(0.17)**	$	(0.16)
Distributions per unit	**$**	**0.185**	$	0.185

For the three months ended March 31, 2003, debentures convertible into 17,142,857 units (2002 – 17,142,857) and the associated distributable income impact were excluded from the computation of diluted distributable loss per unit because their effect was not dilutive.

NOTE 8.

Changes in non-cash working capital

Three months ended March 31		**2003**		2002
Decrease in accounts receivable	**$**	**5,124**	$	7,387
(Increase) decrease in materials and supplies		**216**		(429)
Increase in prepaid expenses		**(4,418)**		(5,745)
Increase (decrease) in accounts payable and accrued liabilities		**(1,263)**		1,628
	$	**(341)**	$	2,841

NOTE 9.

Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2003.

INVESTOR INFORMATION

EXECUTIVE OFFICE

Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7

INVESTOR RELATIONS

Toll: 866.627.0641
Fax: 416.874.2761
Email: *investor@legacyhotels.ca*
Website: www.legacyhotels.ca

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Trading Symbol: LGY.UN

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal, Quebec
H3A 3S8
Toll: 800.332.0095
Tel: 514.982.7800

HOTEL RESERVATIONS

Fairmont Hotels & Resorts
Toll: 800.441.1414
Website: www.fairmont.com

Delta Hotels
Toll: 800-268-1133
Website: www.deltahotels.com

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

03 JUN -4 AM 7:21

June 3, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Enclosed is the Annual Information Form dated May 1, 2003 that was inadvertently omitted with the submission provided on May 21, 2003.

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: [signature]
Sari L. Diamond
Secretary

Enclosures

cc: Terence P. Badour, Esq.
Sari L. Diamond, Esq.
Robert P. Freeman, Esq.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

03 JUN -4 AM 7:21

LEGACY HOTELS

REAL ESTATE INVESTMENT TRUST

ANNUAL INFORMATION FORM

May 1, 2003

TABLE OF CONTENTS

Page

Forward-Looking Information

This Annual Information Form contains certain forward-looking statements relating, but not limited to, the Trust's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by the Trust. By its nature, the Trust's forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various world events which could disrupt travel patterns and hotel operations; and technological changes.

The Trust undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting such information.

THE TRUST

Legacy Hotels Real Estate Investment Trust (the "Trust" or "Legacy") is an unincorporated closed-end real estate investment trust created on September 11, 1997 pursuant to a Declaration of Trust dated as of September 11, 1997, as amended and restated as of April 24, 2003 (the "Declaration of Trust"). The Trust is governed by the laws of the province of Alberta. The head office of the Trust is located at Suite 1070, Gulf Canada Square, 401-9th Avenue S.W., Calgary, Alberta, T2P 3C5 and its principal place of business is located at Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7.

Legacy was established to own and manage hotel properties for the benefit of its Unitholders. The initial public offering of units of the Trust was completed on November 10, 1997.

BUSINESS OF THE TRUST

Legacy acquired beneficial ownership of 11 hotels (the "Initial Portfolio") from an affiliate of Fairmont Hotels & Resorts Inc. (Fairmont Hotels & Resorts Inc. and its affiliates being collectively referred to as "FHR") on November 10, 1997 following the completion of the initial public offering of Units of the Trust. FHR acquired 19,748,164 Units, representing approximately 33.3% of the outstanding Units. Subsequently, the Trust acquired 12 additional hotel properties, increasing the total portfolio to 22 luxury and first class full service hotels and resorts located in major centres across Canada and one luxury hotel in the United States (the "Hotel Portfolio").

The Trust owns all of the outstanding shares of Legacy Hotels Corporation (the "Operator"), a corporation incorporated under the laws of Canada, to lease the hotels, to own the operating assets of the hotels and to employ their operating staff. The Operator entered into management agreements with Canadian Pacific Hotels Management Corporation ("CPHMC") in respect of the Initial Portfolio (the "CPHMC Management Agreements") on November 10, 1997, pursuant to which CPHMC manages the day-to-day operations and administration of each of the hotels, in accordance with the operating policies established by the Trustees. CPHMC uses the knowledge and experience of the officers and key employees of affiliated management companies, Fairmont Hotels Inc. ("Fairmont") and Delta Hotels Limited ("Delta"), which companies provide their services to CPHMC under separate service agreements dated as of November 1, 1997, as amended (the "Fairmont Services Agreement") and November 4, 1998, as amended (the "Delta Services Agreement"), respectively. Under the Fairmont Services Agreement and the Delta Services Agreement, in addition to having access to the hotel management expertise of both organizations, CPHMC also enjoys the benefits of other facilities and services provided by Fairmont and Delta to fulfill its obligations with the Operator.

The Trust and the Operator entered into an advisory arrangement (the "Advisory Agreement") with CPHMC on November 10, 1997. This Agreement was amended as of December 4, 2000 to extend it for a further three-year term. The Advisory Agreement provides the Trust with

access to CPHMC's market knowledge and expertise to assist the Trustees in their management and investment decisions.

Each of the hotels in the Hotel Portfolio, except the Delta Barrington, Delta Toronto East, Delta Toronto Airport West, Delta Winnipeg, The Fairmont Winnipeg, The Fairmont Empress, Fairmont Le Château Frontenac and The Fairmont Washington, D.C., are managed by CPHMC in its capacity as hotel manager. Delta has entered into separate management agreements with the Operator in respect of the Delta Barrington, Delta Toronto East, Delta Toronto Airport West and Delta Winnipeg (the "Delta Management Agreements"). Fairmont has entered into separate management agreements with the Operator in respect of The Fairmont Winnipeg, The Fairmont Empress, Fairmont Le Château Frontenac and The Fairmont Washington, D.C. (the "Fairmont Management Agreements"). The CPHMC Management Agreements, the Delta Management Agreements and the Fairmont Management Agreements are collectively referred to as the "Management Agreements".

The following diagram illustrates the structure described above:



Public Unitholders
Fairmont Hotels & Resorts Inc. ("FHR")
Units (1)
100% common
FHR Real Estate Corporation ("FHRREC")
65% Units
Voting Certificates (1)
Exchangeable Shares (1)
Legacy Hotels Real Estate Investment Trust ("Trust")
Operating Leases
Hotel Leases
Advisory Agreement
100% common
100% common
Eau Claire Hotel Operating Trust ("Sheraton")
Legacy Hotels Corporation ("Operator")
Hotel Premises Use and Management Agreements
Legacy EF Inc. ("Legacy EF")
Management Agreement
Management Agreements
Canadian Pacific Hotels Management Corporation ("CPHMC")
100% common
LHCW Hotel Holding LLC ("Washington")
Service Agreements
Service Agreements
Management Agreements
Delta Hotels Limited ("Delta")
Management Agreements
100% common
Fairmont Hotels Inc. ("Fairmont")
Management Agreement
Management Agreement
83.5% common

Note (1): FHR holds approximately 35% of the Units of the Trust, directly or indirectly

FHR Real Estate Corporation ("FHRREC"), formerly known as Canadian Pacific Hotels Real Estate Corporation, and CPHMC entered into a strategic alliance agreement with the Trust and the Operator as of November 10, 1997. This agreement was assigned to FHR as a result of the corporate reorganization in June 1999 (see "General Development of the Business"). This agreement gave the Trust the first opportunity to invest in each business hotel in Canada that FHR proposed to develop or had the opportunity to acquire. The agreement was amended as of December 4, 2000, to allow the Trust to also have a first opportunity to acquire any resort property in Canada that FHR owns or has the opportunity to acquire. In turn, the Trust gave up its right of first refusal with respect to development properties that FHR proposes to develop, with the exception of the Southtown lands which are located in downtown Toronto south of Union Station and west of the Air Canada Centre, the Coal Harbour lands in downtown Vancouver, which stretch along the waterfront over one kilometre from The Fairmont Waterfront towards Stanley Park, and The Fairmont Vancouver Airport.

GENERAL DEVELOPMENT OF THE BUSINESS

- In December 1999, the Trust obtained approvals from the OSC and the TSE to acquire for cancellation up to one million of the outstanding Units during any 12-month period by normal course purchases through the facilities of the Toronto Stock Exchange (the "TSX"). The Trust purchased and cancelled a total of 133,900 Units, at prices ranging from $7.80 to $8.65 under this plan.

- In June 2000, the Trust acquired the Crowne Plaza in downtown Winnipeg, Manitoba for $29.5 million in cash. Delta now manages the hotel and has rebranded the property as the Delta Winnipeg.

- In August 2000, the Trust issued 6.4 million Units by way of an equity offering at a cost of $8.60 per Unit aggregating $55,040,000. The costs of the offering were $2,104,000. FHR acquired 2.9 million of these Units at a price of $8.60 per Unit, or $24,940,000 as a result of participating in the equity offering to maintain its approximate one-third ownership in the Trust.

- In September 2000, the Trust purchased The Lombard for $29 million. The Trust paid 40% of the purchase price, or $11.6 million, in cash and the balance by the issuance of 1,986,301 Units. Fairmont manages the hotel and has rebranded the property The Fairmont Winnipeg.

- In November 2000, the luxury hotels in the Hotel Portfolio managed by Fairmont were rebranded as Fairmont hotels. The cost of this transition was borne entirely by Fairmont.

- In February 2001, the Trust acquired from FHRREC, The Fairmont Empress located in Victoria, British Columbia and the Fairmont Le Château Frontenac in Quebec City, Quebec, for an aggregate purchase price of approximately $305 million.

- In May 2001, FHR and the previous owner of The Fairmont Winnipeg, James Richardson & Sons, Limited, sold by way of a secondary offering 10.9 million Units at $8.60 per Unit. The Trust did not receive any of the proceeds of the offering. By selling 9.9 million Units, FHR reduced its equity investment in Legacy to approximately 34%.

- In September 2001, FHR elected to receive its distributions and dividends by way of Units through the distribution reinvestment plan and private placement, for the third quarter of 2001. In December 2001, March 2002 and June 2002, it again elected to receive Units instead of distributions and dividends. As of the date hereof, FHR has received a total of 2,265,579 Units in this manner. For the third and fourth quarter 2002 distributions and for the first quarter distribution in 2003, FHR elected to receive cash for their distribution. FHR has decided that it will determine on a quarterly basis whether to receive its distributions in cash or Units.

- In February 2002, the Trust issued $150 million 7.75% convertible subordinated debentures, maturing in April 2007. The proceeds will be used to reduce existing indebtedness, fund acquisitions and profit enhancing projects and for general purposes (See Description of Units, Voting Certificates and Declaration of Trust – Convertible Debentures.).

- In July, 2002, the Trust finalized the acquisition of the Sheraton Suites Calgary Eau Claire in Calgary, Alberta. The hotel was purchased with cash for an aggregate purchase price of $65 million (See below – "Description of the Business – Sheraton Suites Calgary Eau Claire").

- In November, 2002 Legacy issued 19,500,000 units, of which approximately 13,000,000 units were sold to the public and approximately 6,500,000 units were issued to a wholly-owned subsidiary of FHR, for net proceeds of $145.6 million. Legacy was not required to pay underwriter fees on the units issued to FHR.

- In November, 2002, the Trust completed a private placement of $100 million Series 3 senior unsecured debentures which mature on December 15, 2003.

- In December, 2002, the Trust acquired the assets of the Monarch Hotel in Washington, D.C. for a total consideration of $229.1 million. The purchase price was partially satisfied by the assumption of existing debt in the amount of US$51.3 million and the balance was paid in cash. The property, now flagged The Fairmont Washington, D.C., is Legacy's first acquisition outside of Canada.

- In March 2003, Neil J. Labatte was appointed President and Chief Executive Officer of Legacy. Previously, he held the positions of President and Chief Operating Officer.

DESCRIPTION OF THE BUSINESS

HOTEL INDUSTRY – OVERVIEW

The hotel industry is comprised of a large number of hotel operators having widely different characteristics, ranging from proprietors of unbranded individual properties to large international hotel chains managing or franchising hundreds of hotels worldwide. These operators respond to the differing demands of the market by operating hotels of various sizes and classes, each offering a particular mix of services at a corresponding price level. Full service hotels generally provide a range of facilities and amenities, including food and beverage outlets, meeting rooms, business centres and on-site recreational facilities. Within the full service category, there is a further stratification of the market, with hotels referred to as first class and luxury generally offering progressively higher levels of service at correspondingly higher rate levels.

ACQUISITIONS

Washington, D.C.

On December 4, 2002, Legacy completed its first acquisition outside of Canada with the purchase of the Monarch Hotel in Washington, D.C. for $229.1 million. The purchase price was partially satisfied by the assumption of US$51.3 million of existing debt with the balance paid in cash. Legacy entered into a long-term, incentive-based management contract for this hotel with FHR. In connection with securing this contract, Fairmont will pay a fixed amount to Legacy over a three-year period. Legacy has deferred this amount and will amortize it over the life of the management contract. Also in connection with this transaction, Legacy and FHR entered into reciprocal loan agreements for US$67.6 million. The loans mature in October 2008 and bear interest at normal commercial rates payable quarterly in arrears. In the event either party does not make its required interest or principal payments, the other party is not required to make its payments either. The loans meet all the requirements for a right of setoff and as such, are presented on a net basis in the consolidated financial statements.

Sheraton Suites Calgary Eau Claire

The Trust acquired the Sheraton Suites Calgary Eau Claire on July 12, 2002 for an aggregate purchase price of $65 million paid in cash from the proceeds of the issuance of the convertible debentures earlier in the year. This hotel was awarded the prestigious Starwood Select Best in Brand in North American in 2001 with the highest guest satisfaction score amongst Sheraton hotels. Management believes the property significantly enhances Legacy's product positioning in the Calgary market.

Empress/Frontenac

The Trust acquired The Fairmont Empress and Fairmont Le Château Frontenac on February 1, 2001 from FHRREC for an aggregate price of approximately $305 million, being approximately $120 million for The Fairmont Empress and approximately $185 million for Fairmont Le Château Frontenac. The Trust received an independent indication of the fair market value from an independent valuator prior to the purchase. The acquisition was also approved by the Independent Trustees following their receipt of a fairness opinion from an independent third party. A majority of the Units of the Trust, excluding those held directly or indirectly by FHR, its affiliates and their respective directors and officers, voted in favour of the transaction at a special meeting called on December 4, 2000.

The hotels are held in an indirect unrestricted subsidiary of the Trust, Legacy EF Inc. ("Legacy EF"). To satisfy the purchase price, FHRREC received 14.7 million exchangeable shares ("Exchangeable Shares") of Legacy EF and $179 million in cash. In addition to the purchase price, Legacy EF incurred closing and transaction related costs of approximately $11 million. The cash component of the purchase price was funded from the net proceeds of secured, non-recourse loans to Legacy EF from third party lenders (the "Loans"). The Loans are secured by mortgages on the respective hotels, together with, among other things, assignments of the relevant hotel leases and management contracts.

The Exchangeable Shares are non-voting, and are exchangeable at the option of the holder for Units of the Trust on a one-for-one basis at any time following the fifth anniversary of the closing of the Empress/Frontenac Acquisitions. The Exchangeable Shares may not, however, be exchanged unless the Trust confirms that the exchange would not jeopardize the Trust's status as a "unit trust", "mutual fund trust" or "registered investment" for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). In addition, FHRREC has agreed not to exchange more than two-thirds of the Exchangeable Shares after the fifth anniversary of the closing unless the combined debt service coverage for the two hotels is greater than an agreed amount. The dividend on the Exchangeable Shares is equivalent to the distributions payable to Unitholders of the Trust, less Part VI.1 taxes under the Tax Act payable by Legacy EF as a result of the dividend. The obligations of Legacy EF under the Exchangeable Shares are subordinate to its obligations under the Loans. One voting certificate of the Trust (the "Voting Certificates") was issued by the Trust for each Exchangeable Share issued, being 14.7 million Voting Certificates in aggregate. The Voting Certificates are being held in trust for the benefit of a subsidiary of FHRREC by Computershare Trust Company of Canada. Each Voting Certificate will be entitled to one vote at each meeting of Unitholders of the Trust (see "Description of Units, Voting Certificates and Declaration of Trust").

At the closing of the purchase of the hotels, Legacy EF entered into 25-year triple-net leases (the "Hotel Leases") with the Trust, whereby the hotel lands and buildings were leased to the Trust. The Trust, in turn, entered into operating leases (the "Operating Leases") with respect to the hotel lands and buildings with the Operator. The Operator made the hotels available to Legacy EF pursuant to hotel premises use, management and loan agreements. The result is

that the hotels are operated by Legacy EF which pays a use fee to the Operator in an amount which represents the net operating income of the hotels less certain adjustments.

The terms of the Operating Leases are consistent with other operating leases between the Trust and the Operator for the other hotels in the Trust's Hotel Portfolio. The Operator pays rent to the Trust, such rent approximating the net cash flow generated by the hotels. As part of the acquisition, Legacy EF assumed the existing long-term management agreement with Fairmont for each hotel. The net rent under the Hotel Leases will be sufficient to fully pay the debt service costs under the Loans as well as various taxes and corporate costs associated with carrying on the business of Legacy EF. The lease payments to be made to Legacy EF for each of the Hotel Leases were established by negotiation between the Trust, the Operator and Legacy EF. The Hotel Leases contain clauses that provide the lessee with the option to terminate the respective Hotel Leases in the event that cash flows from the hotels are insufficient to pay the debt service on the Loans for a trailing period of 12 consecutive months. This option to terminate and the non-recourse nature of the Loans limit the Trust's obligation to Legacy EF in respect of the Loans to the amount of one year's debt service on the Loans.

FHRREC paid $6.4 million to the Trust at the end of 2001 as the anticipated returns were not achieved, largely because of the slowing North American economy and the tragic terrorism events of September 2001 in the U.S. This amount was treated as a purchase price adjustment.

DESCRIPTION OF THE HOTEL PORTFOLIO

The hotels in the Hotel Portfolio are geographically diversified, comprising 23 luxury and first class full service hotels located in 14 cities and nine provinces and one luxury hotel in the United States. The following is a description of each of the hotels in the Hotel Portfolio.

The Fairmont Empress – 721 Government Street, Victoria, British Columbia

Named after Queen Victoria, The Fairmont Empress opened its doors to guests in 1908. The 477-room, restored heritage hotel overlooks Victoria's inner harbour. During the years 1988-89, the hotel was completely refurbished at a cost of $53.5 million, restoring it to its former splendour. The Fairmont Empress offers five meeting rooms of varying sizes, totalling 10,500 square feet and is conveniently located adjacent to and fully integrated with the Victoria Conference Centre. Facilities include Fairmont Gold, a health club and indoor pool. In January 2002, a new spa, Willow Stream the spa at The Fairmont Empress, opened at a cost of approximately $5.9 million. Willow Stream is Fairmont's signature spa product.

The Fairmont Hotel Vancouver – 900 West Georgia Street, Vancouver, British Columbia

A 556-room hotel located in the centre of Vancouver's downtown business, cultural and shopping district, The Fairmont Hotel Vancouver has been a city landmark for decades. The hotel has 15 meeting rooms, with total function space of over 37,000 square feet. Facilities

also include a business centre, a full service spa and a health club with an indoor pool. In 1996, The Fairmont Hotel Vancouver completed a multi-year program extensively renovating the hotel and culminating with a complete refurbishment and upgrading of its lobby, retail and public areas.

The Fairmont Waterfront – 900 Canada Place Way, Vancouver, British Columbia

A 489-room luxury hotel in a magnificent setting, The Fairmont Waterfront offers spectacular views of Vancouver's dynamic harbour area against a backdrop of snow-capped mountain peaks. The 23-storey hotel is linked to a retail complex and landscaped public areas that provide direct access to the Vancouver Trade and Convention Centre and Cruise Ship Terminal. Facilities include 11 meeting rooms with over 24,000 square feet of function space, a business centre and a health club with a heated outdoor pool.

Delta Calgary Airport – 2001 Airport Road N.E., Calgary, Alberta

A 296-room hotel located within the Calgary International Airport complex, Delta Calgary Airport provides a unique combination of convenience and western hospitality. The hotel's facilities include a health club with an indoor pool and 15 meeting rooms comprising in excess of 19,500 square feet of function space. Offering all the facilities of a city-centre hotel just steps away from the passenger terminal, Delta Calgary Airport is an ideal location for business meetings and a convenient stopover for visitors to Alberta. The lease of the property on which the hotel is situated expires in 2007 with an option in favour of the lessee to renew for 10 years.

The Fairmont Palliser – 133-9th Avenue S.W., Calgary, Alberta

Located in the heart of downtown Calgary, The Fairmont Palliser has been a striking landmark and focal point of major events in the city since it opened in 1914. The elegant 12-storey building has been restored to its original grandeur through a multi-year renovation program involving expenditures in excess of $30 million. The Fairmont Palliser offers a total of 405 rooms, and provides 21,700 square feet of function space in its 14 meeting rooms. Facilities also include a business centre and a health club. The latest capital improvement included an indoor pool, which was completed in 1997 for a total of $1.4 million.

Sheraton Suites Calgary Eau Claire – 255 Barclay Parade S.W. Calgary, Alberta

This high quality hotel is in one of Calgary's prime downtown locations, at the heart of the city's vibrant Eau Claire Market shopping and recreation district. The 323-suite hotel has 12 meeting rooms with a total of 10,000 square feet and is connected to the financial district by an elevated walkway system.

The Fairmont Hotel Macdonald – 10065-100th Street, Edmonton, Alberta

Constructed in the grand chateau style and located on a picturesque riverbank site in the heart of downtown Edmonton, The Fairmont Hotel Macdonald has been a city landmark since it opened in 1915. The hotel was restored to its traditional elegance and style in a major refurbishment program that was completed in 1991. The Fairmont Hotel Macdonald offers 198 rooms and a full range of facilities including eight meeting rooms with 10,600 square feet of function space, business services and a health club with an indoor pool.

Delta Bessborough – 601 Spadina Crescent East, Saskatoon, Saskatchewan

Built in 1935, the 225-room Delta Bessborough stands in the heart of Saskatoon's business and shopping district. The Delta Bessborough offers 11 meeting rooms of varying sizes encompassing over 18,000 square feet of function space. Facilities also include a business centre and a health club with an indoor pool. An extensive renovation program including the public areas, guest rooms, arrivals area and convention space was completed in 2000 at a total cost of $2.5 million.

The Fairmont Winnipeg – 2 Lombard Place, Winnipeg, Manitoba

The Fairmont Winnipeg, built in 1970, is located downtown close to the Winnipeg convention centre. It has 340 guest rooms and nine meeting rooms encompassing a total of 18,600 square feet of function space. In 2002, The Fairmont Winnipeg completed a multi-year $6.4 million renovation program that included renovations to its ballroom, lobby, restaurant and seven floors of guestrooms. The hotel now includes Fairmont Gold, Fairmont's hotel within a hotel product.

Delta Winnipeg – 350 St. Mary Avenue, Winnipeg, Manitoba

The 392-room Delta Winnipeg, built in 1974, is the largest hotel of its class in the downtown core and is connected by a skywalk to the Winnipeg convention centre. The hotel has 13 meeting rooms offering 18,100 square feet of function space. In 2001, The Delta Winnipeg completed an $8.5 million renovation program. All guestrooms, corridors, meeting rooms, the lobby, restaurant and lounge were renovated and two floors turned into Signature Club floors.

Delta Toronto Airport West – 5444 Dixie Road, Mississauga, Ontario

Located at Dixie Road and Highway 401, the Delta Toronto Airport West is only minutes from Pearson International Airport. The 296-room hotel offers over 14,100 square feet of function space in 25 meeting rooms, a business centre and a health club with indoor pool. In early 2003, this property was rebranded to a Delta (formerly Four Points Hotel Toronto Airport.) A renovation program is currently underway.

The Fairmont Royal York – 100 Front Street West, Toronto, Ontario

Located in the heart of downtown Toronto, The Fairmont Royal York is one of Canada's largest and most famous hotels. Completed in 1929 and expanded in 1956, the hotel has long been a focal point of the sophisticated life of Canada's largest city. Over the past decade, the hotel has been modernized and restored to its original grandeur through a capital expenditure program totalling over $100 million. The elegant hotel boasts 1,365 guest rooms, 81,000 square feet of function space in 41 meeting rooms, a state-of-the-art business centre and a health club with an indoor pool. An executive meeting centre including eight meeting rooms was completed in 1997. Major renovations to the main lobby and the creation of the new signature restaurant and lobby bar, Epic, were completed in May 2001. In addition, the hotel's mezzanine meeting facilities were recently upgraded. In 2002, the hotel completed upgrades to the Imperial Room and Library Bar.

Delta Toronto East – 2035 Kennedy Road, Toronto, Ontario

Located along Highway 401, Delta Toronto East is only 20 minutes from downtown and just 20 minutes from Pearson International Airport. The Delta Toronto East has a total of 368 guestrooms, and over 22,000 square feet of function space in 23 meeting rooms. Facilities include a business centre, a health club and indoor pool with a giant waterslide. In 1998, the Delta Toronto East upgraded its guestrooms and converted some rooms into a Signature Club floor at a total cost of $1.2 million.

Fairmont Château Laurier –1 Rideau Street, Ottawa, Ontario

Located along the eastern boundary of Parliament Hill, Fairmont Château Laurier has been a centre of activity in the national capital since it opened in 1912. The hotel is one of Ottawa's landmarks, constructed of limestone, granite and marble in a distinctive French chateau style, and topped with a copper roof. The 429-room hotel is perfectly located for both business and leisure travel, situated close to the National Art Gallery, the Ottawa Congress Centre and the National Arts Centre, and just minutes from key government and business offices. Facilities include 16 meeting rooms with over 32,800 square feet of function space, a business centre and a health club with an indoor pool.

Delta Ottawa Hotel and Suites – 361 Queen Street, Ottawa, Ontario

The Delta Ottawa Hotel and Suites is located in the heart of Ottawa's business district, just a few blocks away from Constitution Square, World Exchange Plaza, the Supreme Court and Parliament. The Delta Ottawa has a total of 328 guestrooms, and 12,000 square feet of function space in its 13 meeting rooms. Facilities include a full service business lounge with boardroom and a health club complete with a 115-foot, 2-storey indoor waterslide and indoor pool. The term of the lease of the property on which the hotel is situated, including a renewal term under an option exercisable by the Trust, expires in 2016.

Fairmont The Queen Elizabeth – 900 René Lévesque Blvd. W., Montreal, Quebec

The 1,039-room hotel is located in the heart of Montreal's central business district and offers convenient access to prime shopping areas, McGill University, the Palais des Congres, and Old Montreal. Fairmont The Queen Elizabeth was designed to host meetings and conventions and offers more than 52,000 square feet of function space in 32 meeting rooms. Other facilities include a business centre and a health club with an indoor pool. Fairmont The Queen Elizabeth recently completed a $50 million multi-phase renovation program involving guestrooms, lobby, meeting space and retail upgrades.

Delta Centre-Ville – 777 University Street, Montreal, Quebec

The Delta Centre-Ville is located in downtown Montreal, only steps away from historic Old Montreal. This 711-room hotel is physically linked to The Montreal Exchange and is adjacent to the World Trade Centre and the Montreal Convention Centre. The Delta Centre-Ville's 18 meeting rooms offer over 22,600 square feet of function space. Other facilities include a health club with an indoor pool and Business Class service. Since its acquisition in 1998, the hotel has been refurbishing guestrooms and public areas. In 2001, the hotel completed the renovation of five floors of guestrooms and the front entrance canopy.

Fairmont Le Château Frontenac – 1 rue des Carrières, Quebec City, Quebec

Built in 1893 overlooking the St. Lawrence River, the 617-room Fairmont Le Château Frontenac is located in the heart of old Quebec City and is the city's number one landmark, reputed to be the most photographed hotel in the world. It offers 14 meeting rooms providing over 22,000 square feet of function space. In addition, Fairmont Le Château Frontenac has business services and a health club with an indoor pool. Eleven new guestrooms and another Fairmont Gold floor were completed in 1999 at an approximate cost of $3 million.

Delta Beauséjour – 750 Main Street, Moncton, New Brunswick

A 311-room hotel located in the centre of Moncton, Delta Beauséjour is a major business centre and comfortable retreat for travellers in the Maritime region. In 1996, the Delta Beauséjour started several renovation projects which included the expansion of its convention facilities, the renovation of its bedrooms and restaurant as well as the enclosure of the pool and the addition of an exercise facility. In addition, the hotel has a business centre and 15 meeting rooms with more than 24,000 square feet of function space. The lease of the hotel and the property on which it is situated expires in 2007. The lease contains a five-year renewal option in favour of the lessee.

Delta Barrington – 1875 Barrington Street, Halifax, Nova Scotia

The Delta Barrington is located in the heart of Halifax's business district, adjacent to the restored harbour front. The Delta Barrington has a total of 200 guestrooms and 6,700 square feet of function space in its nine meeting rooms. The hotel also offers a health club with an

indoor pool. In 1999, the hotel commenced a complete renovation of its guestrooms, lobby, façade and restaurants. This renovation was completed in 2000 at a total cost of $2.6 million. The leasehold of the property on which the hotel is situated expires in 2010. The lease contains a five-year renewal option in favour of the lessee.

Delta Halifax – 1990 Barrington Street, Halifax, Nova Scotia

Situated in the downtown Scotia Square complex, the 296-room Delta Halifax is at the centre of a city that boasts a maritime tradition dating from 1749. The hotel provides convenient access to the World Trade and Convention Centre, the provincial legislature, Halifax harbour and the city's historic properties. Facilities at the Delta Halifax include a business centre, 12 meeting rooms with over 9,000 square feet of function space, and a health club with an indoor pool. The long-term lease of the property on which the hotel is situated expires in 2039.

Delta Prince Edward – 18 Queen Street, Charlottetown, Prince Edward Island

Located in the centre of Charlottetown's waterfront, the 211-room, 10-storey Delta Prince Edward offers a wide range of facilities, including its own marina and waterfront park. The hotel's facilities also include 13 meeting rooms with over 25,000 square feet of function space, a business centre and a health club with an indoor pool.

The Fairmont Washington, D.C. – 2401 M Street NW, Washington, District of Columbia

Built in 1985, the 418-room The Fairmont Washington, D.C. is located in Washington's West End on the edge of picturesque Georgetown and is considered one of the city's premier luxury properties. The Fairmont Washington, D.C. is close to Washington's finest museums, theaters (including the Kennedy Center), shopping and dining. The hotel has extensive function space with 17 meeting rooms totaling more than 29,000 square feet, a 17,500 square foot fitness center and award-winning dining. Between 1999 and 2000, the majority of the hotel's guestrooms and meeting space were renovated. Legacy acquired The Fairmont Washington, D.C. in December 2002, marking Legacy's first expansion into the U.S. market. Fairmont Hotels & Resorts Inc. manages the property.

Property	Year Opened	Guest-rooms	Fairmont Gold/ Signature Club Rooms	Meeting Rooms
The Fairmont Empress, *Victoria, BC*	1908	477	40	5
The Fairmont Hotel Vancouver, *Vancouver, BC*	1939	556	39	15
The Fairmont Waterfront, *Vancouver, BC*	1991	489	47	11
Delta Calgary Airport, *Calgary, AB*	1979	296	–	15
The Fairmont Palliser, *Calgary, AB*	1914	405	48	14
Sheraton Suites Calgary Eau Claire, *Calgary, AB*	1998	323	44	12
The Fairmont Hotel Macdonald, *Edmonton, AB*	1915	198	–	8
Delta Bessborough, *Saskatoon, SK*	1935	225	37	11
The Fairmont Winnipeg, *Winnipeg, MB*	1970	340	36	9
Delta Winnipeg, *Winnipeg, MB*	1974	392	49	13
Delta Toronto Airport West, *Mississauga, ON*	1976	296	–	25
The Fairmont Royal York, *Toronto, ON*	1929	1,365	85	41
Delta Toronto East, *Toronto, ON*	1982	368	20	23
Fairmont Château Laurier, *Ottawa, ON*	1912	429	33	16
Delta Ottawa Hotel and Suites, *Ottawa, ON*	1975	328	23	13
Fairmont The Queen Elizabeth, *Montreal, QC*	1958	1,039	79	32
Delta Centre-Ville, *Montreal, QC*	1977	711	128	18
Fairmont Le Château Frontenac, *Quebec City, QC*	1893	617	55	14
Delta Beauséjour, *Moncton, NB*	1972	311	–	15
Delta Barrington, *Halifax, NS*	1980	200	31	9
Delta Halifax, *Halifax, NS*	1974	296	–	12
Delta Prince Edward, *Charlottetown, PEI*	1984	211	–	13
The Fairmont Washington, D.C. *Washington, D.C.*	1985	418	0	17

HOTEL OPERATIONS

The Trust benefits from access to the broad expertise available to it through Fairmont and Delta, which include a full range of corporate services such as global reservations capability, advertising and modern technology. The Hotel Portfolio also benefits from the customer loyalty and service reputation associated with the brand identities of Fairmont and Delta, which collectively have 79 first class and luxury full service hotels and resorts under management, franchise or licence.

Fairmont is North America's largest luxury hotel management company with 41 distinctive city centre and resort hotels in Canada, the United States, Bermuda, Barbados, Mexico and the United Arab Emirates. It has more than 20,000 guestrooms and approximately 22,000 employees under management. Fairmont provides hotel management services to the Trust's 11 luxury hotels – which represent approximately 70% of the Hotel Portfolio's revenues.

Delta manages and franchises a diverse portfolio of 38 urban, airport and resort properties in Canada, representing approximately 11,300 rooms which are serviced by approximately 8,000 employees. Delta provides hotel management services for the Trust's 11 first-class hotels.

Fairmont and Delta, either directly or through their affiliate, CPHMC, conduct hotel operations in the Hotel Portfolio with a staff of approximately 8,300 experienced service, operating, maintenance, supervisory and support employees. These employees are employed by the Operator and other subsidiaries of the Trust and work under the direction and control of the general managers in each hotel. The responsibilities under each Management Agreement include ensuring the efficient management and administration of the hotel, providing central reservations, sales, marketing, public relations, group purchasing and human resources services, ensuring compliance with all labour regulations, licensing restrictions and other regulatory requirements and supervising or performing the cash management, accounting and financial reporting functions for each hotel.

The Management Agreements also provide for the preparation of annual budgets, which include a capital expenditure plan, a marketing plan and other operating plans, for submission to the Operator for approval, and for a capital replacement reserve of between 4% and 5% of total revenues.

CPHMC, Fairmont and Delta receive a base management fee of 2% to3% of gross revenues and are also entitled to earn annual incentive fees based on the profitability of each hotel in the Hotel Portfolio. Additionally, as it relates to the Initial Portfolio, CPHMC is entitled to an incentive fee based on the overall profitability of the Initial Portfolio. CPHMC, Fairmont and Delta are also paid cost-recovery charges for centralized services such as central reservations, sales and marketing, central procurement, accounting, management information, employee training and other services. Such charges are based on cost and are consistent with the corresponding cost-recovery charges applied by Fairmont and Delta to other properties they manage for third parties. In December 2002, the Trust entered into a long-term, incentive-based management contract for The Fairmont Washington, D.C. with FHR. In connection with Fairmont securing the management contract on this property, Fairmont will pay a fixed amount to the Trust over a three-year period. Legacy has deferred this amount and will amortize it over the life of the management contract. This amortization will be applied to reduce management fees expense.

The Management Agreements for the Initial Portfolio have initial terms of 50 years and renewal periods of five years each, exercisable at the option of CPHMC. The Management Agreements serviced directly by Delta have 10-year terms. With respect to both the Fairmont

Empress and Fairmont Le Château Frontenac, the Fairmont Management Agreements have initial terms of 25 years, and five renewal periods, totalling 25 years. The Fairmont Management Agreement for The Fairmont Winnipeg expires in 2006. The Management Agreement for the Sheraton Suites Calgary Eau Claire expires in 2023 and has two renewal periods of five years each. The Management Agreement for the Fairmont Washington, D.C. has an initial term of 25 years with five renewal periods of five years each. The Trust believes that the management arrangements described above will enable the Operator to conduct the day-to-day operations of each hotel maintaining the high standards of service and efficiency established by both Fairmont and Delta.

COMPETITION

The hotel business is highly competitive. The Trust's hotels compete not only in their local markets against similar classes of hotels, but compete nationally and internationally against limited and full service hotels. Competitive factors in the hotel industry include room rates, quality of accommodations, name recognition, service levels and convenience of location. Demographic, geographic or other changes in the markets in which hotels owned by the Trust are located may affect the operations of these hotels.

The industry is also subject to changes in general, local and international economic conditions, seasonal variations in cash flow, overbuilding, varying demand levels for rooms and related services, changes in the availability and cost of labour, currency fluctuations, changes in travel patterns and trends, technology and service requirements. Furthermore, new or existing competitors could significantly reduce room rates or offer greater conveniences, services or amenities or significantly expand or improve facilities in the markets in which the Trust's hotels compete.

The Trust has a competitive advantage given its unique collection of business hotels, managed by recognized leaders in the Canadian and North American markets. Many of the Trust's hotels are irreplaceable landmarks located on prime real estate such as The Fairmont Hotel Vancouver and The Fairmont Royal York, while others, such as The Fairmont Empress, the Fairmont Château Laurier and Fairmont Le Château Frontenac are focal points for tourism in their cities and provinces. The number of competitors able to offer these characteristics is somewhat limited, due to building restrictions or the availability of similar real estate.

The Trust reserves between 4% and 5% of its gross revenues for maintenance capital expenditures, both in accordance with its management contracts and in order to maintain the quality of its hotels so that they continue to attract a discerning clientele. In 2002, approximately $31.9 million was spent on upgrade and maintenance capital projects. Additionally, $18.5 million was spent on profit-enhancing projects. These capital expenditures exceeded the capital replacement reserve by approximately $21.4 million. Projects included Phase two of a multi-phase renovation program at Fairmont The Queen Elizabeth. This phase involved the continuation of guestroom upgrades, including Fairmont Gold guestrooms and lounge as well as renovations to the convention floor's Mansfield

Wing. Phase three, which involves the completion of the convention floor renovations and upgrades to the lobby and additional guestrooms, began in the fourth quarter of 2002 and is scheduled for completion in the first half of 2003. Also during the year, upgrades were completed to the Fairmont Royal York's Imperial Room and Library Bar. The Fairmont Winnipeg renovation program was completed including renovation to the lobby and restaurant.

Both Fairmont and Delta are leaders in their respective hotel markets. Delta is the largest operator of first class hotels in Canada and maintains the largest national sales organization in its market segment. Fairmont is the largest luxury hotel management company in North America and is supported by a network of sales professionals in Canada, the U.S. the U.K. and Germany.

ENVIRONMENTAL PROTECTION

It is the Trust's operating policy to obtain a Phase I assessment, conducted by an independent and experienced environmental consultant, prior to acquiring any property. Phase I assessments typically involve site visits by qualified environmental consultants, with a view to identifying visually obvious concerns such as surface staining and evidence of underground storage tanks. Phase I assessments also include reviews of title, fire department records and statutory compliance. Where warranted, a Phase II assessment may be recommended by the environmental consultants. A Phase II investigation typically involves physical testing (for example, of soil and groundwater) to determine whether remedial or corrective steps are required.

Phase II assessments were recommended by the environmental consultants at the time of the Trust's acquisition of the Initial Portfolio at The Fairmont Palliser, The Fairmont Hotel Vancouver and The Fairmont Royal York. The need for a Phase II assessment at The Fairmont Palliser was eliminated during construction of the Railway Car Pavilion built adjacent to The Fairmont Palliser by Canadian Pacific Railway, when no noted environmental issues were discovered. The Phase II assessments at The Fairmont Hotel Vancouver and at The Fairmont Royal York were completed during 2000, and the costs involved in remediation work was charged against the reserve provided to the Trust by FHR at the time of the purchase of the Initial Portfolio.

A Phase I environmental assessment carried out in September 2000 at The Fairmont Empress recommended a Phase II assessment be conducted in view of certain environmental concerns existing adjacent to the property. The February 2002 report of the Phase II assessment concluded that groundwater samples and a site-specific risk assessment for portions of the land may be required. It is the opinion of management that any environmental remediation work that is necessary at The Fairmont Empress pursuant to the Phase II report will not involve material expenditures by the Trust.

Each year, all of the Trust's hotels complete a questionnaire designed to pinpoint any environmental concerns. No significant issues were identified in any property as a result of

the 2002 environmental questionnaire. Environmental compliance programs are in place at all of the Trust's hotels.

The Trust intends to continue to monitor and address environmental matters and has a comprehensive environmental management program to ensure related risks are minimized.

INTERNATIONAL EXPOSURE

The Trust's hotels draw approximately 35% of their clientele from outside Canada, particularly from the U.S. with respect to its city centre locations, as well as tourists from Asia and Europe. Accordingly, the Trust has been impacted by the reduction in travel for both business and leisure as a result of the war in Iraq, terrorism concerns, weak U.S. and global economies, airline industry problems and concerns over severe acute respiratory syndrome.

HUMAN RESOURCES

The Trust, through its Operator, currently employs approximately 8,300 employees (including full-time and part-time employees) located at its 23 hotels. Both Fairmont and Delta have programs dedicated to employee selection, training, development and recognition. Each company has established these programs to attract the best talent and create employee commitment and loyalty. The Trust benefits from the strong service-based culture among its employees which helps provide consistent, personalized service of an exceptional standard.

Union Negotiations

Approximately 5,000 of Legacy's 8,300 employees at 15 of Legacy's 23 properties are unionized. In 2002, eight hotels had labour contracts expire, seven of which were settled at what management believes were prevailing market rates during the year. Negotiations are continuing at Fairmont le Château Frontenac following the expiration of its labour contract late in 2002. In April 2003, The Fairmont Winnipeg successfully settled a new four-year labour contract with its employees. Negotiations are continuing at The Fairmont Palliser following its contract expiration in early 2003. Three other labour contracts expire in 2003. Although it is not possible to predict the outcome of negotiations, management is hopeful that negotiated contracts will be reached.

LITIGATION

The Trust, the Operator, Fairmont and Delta are, from time to time, involved in litigation in the ordinary course of their businesses. The Trust maintains liability insurance that it considers adequate to insure claims related to usual risks associated with the operation of hotels.

DESCRIPTION OF UNITS, VOTING CERTIFICATES AND DECLARATION OF TRUST

GENERAL

Certain amendments were required to be made to the Declaration of Trust to effect the Empress/Frontenac Acquisitions. Unitholder approval was sought and obtained at a special meeting of Unitholders held on December 4, 2000 to create the Voting Certificates, as well as to remove certain of the restrictions on the Trust's ability to enter into joint venture agreements (see "Investment Restrictions and Operating Policies – Investment Restrictions").

UNITS

The beneficial interests in the Trust are divided into a single class of Units. The aggregate number of Units which the Trust may issue is unlimited. There are 89,360,094 Units currently issued and outstanding. A further 4,714,724 Units are issuable on exercise of options outstanding. The maximum number of units reserved for issuance under the Unit Option Plan is 5,924,449. Each Unit represents a Unitholder's proportionate undivided beneficial interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

Each Unit confers the right to one vote at any meeting of Unitholders and to participate pro rata in any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. Units are issued in registered form to The Canadian Depository for Securities Limited and are transferable. Issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees without Unitholder approval. No fractional Units will be issued.

VOTING CERTIFICATES

Voting Certificates do not have nor will they be entitled to any beneficial interest in the Trust and are not Units of the Trust. Voting Certificates are personal property. Voting Certificates will rank among themselves equally and rateably without discrimination, preference or priority. Holders of Voting Certificates shall be entitled to attend and vote at all meetings of holders of Units, where the holders of Voting Certificates will have one vote for each Voting Certificate held. Voting Certificates and Units shall be aggregated to establish a quorum, a particular majority, or other numbers of votes required for the conduct of business at meetings of holders of Units, or matters requiring the approval of the holders of Units.

Voting Certificates may only be transferred if, coincident with the transfer of the Voting Certificates, an equal number of Exchangeable Shares (see "Description of the Business – Empress/Frontenac Acquisitions – Structure of the Acquisitions") is also transferred to the transferee. There are currently 14.7 million Voting Certificates issued and outstanding.

CONVERTIBLE DEBENTURES

On February 14, 2002, the Trust issued $150 million of 7.75% unsecured, subordinated, convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Unit, subject to certain adjustments in accordance with the terms of the Trust Indenture governing the terms of the Convertible Debentures. The Convertible Debentures may be redeemed by the Trust, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price is at least 115% of the then current conversion price. The term "current market price" is defined to mean the weighted-average trading price of Trust units on the TSX for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

The Trust may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the units on the date fixed for redemption or the maturity date.

The Convertible Debentures are classified as equity on the consolidated balance sheets since the Trust may elect to satisfy the interest and principal obligations through the issuance of Units. Similarly, interest payments and issuance costs are charged directly to retained earnings. The Trust paid issuance costs totaling $5.3 million in connection with this offering.

PURCHASE OF UNITS

The Trust may purchase Units in accordance with the applicable securities legislation and the rules prescribed under stock exchange or regulatory policies. Any such purchases constitute an issuer bid under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements. A Unitholder does not have the right at any time to require the Trust to purchase such Unitholder's Units.

ISSUANCE OF UNITS

The Trust may issue additional Units from time to time. Unitholders do not have any pre-emptive rights whereby additional Units proposed to be issued are first offered to existing Unitholders. Up to 14.7 million Units are issuable upon the exchange of the Exchangeable Shares (see "Description of the Business – Empress/Frontenac Acquisitions – Structure of the Acquisitions"). In addition to Units which may be issued pursuant to the exchange of the Exchangeable Shares and the Unit Option Plan, new Units may be issued for cash through public offerings, through rights offerings to existing Unitholders (in which holders of Units and Voting Certificates receive rights to subscribe for new Units in proportion to their existing holdings of the Units or Voting Certificates, which rights may be exercised or sold to other investors), or through private placements (offerings to specific investors that are not

made generally available to the public or existing Unitholders). In certain instances, the Trust may also issue additional Units as consideration for the acquisition of new properties or assets. The price or the value of the consideration for which Units may be issued will be determined by the Trustees, in accordance with the operating policies as described below in "Investment Restrictions and Operating Policies – Operating Policies", generally in consultation with investment dealers or brokers who may act as underwriters or agents in connection with offerings of Units.

MEETINGS OF HOLDERS OF UNITS AND VOTING CERTIFICATES

Meetings of Unitholders and holders of Voting Certificates must be called and held for the election or removal of Independent Trustees, the appointment or removal of the auditors of the Trust, the approval of amendments to the Declaration of Trust (except as described under "Amendments to Declaration of Trust"), the sale or transfer of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the Trust as approved by the Trustees), and the termination of the Trust.

Meetings of holders of Units and Voting Certificates are held annually for the election of the Independent Trustees and the appointment of the auditors of the Trust. A meeting of holders of Units and Voting Certificates may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Units and Voting Certificates then outstanding by a written request. Such request must state in reasonable detail the matters proposed to be addressed at the meeting. Holders of Units and Voting Certificates have the right to obtain a list of Unitholders and holders of Voting Certificates to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the *Canada Business Corporations Act*. Holders of Units and Voting Certificates may attend and vote at all meetings of holders of Units and Voting Certificates either in person or by proxy, and a proxy need not be a Unitholder or a holder of Voting Certificates.

LIMITATION ON NON-RESIDENT OWNERSHIP

At no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49% of the aggregate of Units and Voting Certificates. The Trust may require declarations as to the jurisdictions in which beneficial owners of Units or holders of Voting Certificates are resident. If the Trustees determine that more than 49% of the aggregate of Units and Voting Certificates are held by non-residents, the Trustees may send a notice to non-resident holders of Units and Voting Certificates, requiring them to sell all or a portion of their Units or Voting Certificates within a specified period of not less than 60 days. If the holders of Units and Voting Certificates receiving such a notice have not sold the specified number of Units or Voting Certificates or provided the Trust with satisfactory evidence that they are not non-residents within the designated period, the Trust will sell these Units or Voting Certificates on behalf of such Unitholders or holders of Voting Certificates. Upon the completion of the sale of the Units or Voting Certificates, the affected holders will

cease to be holders of Units or Voting Certificates and their rights shall be limited to receiving the net proceeds of sale.

PROHIBITIONS AGAINST OWNERSHIP BY CERTAIN U.S. RETIREMENT PLANS

The Declaration of Trust prohibits the following entities from purchasing or otherwise acquiring or holding, directly or indirectly, beneficial ownership of any Units or Voting Certificates at any time:

(a) any "employee benefit plan", as defined in Section 3 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is subject to Title I of ERISA;

(b) any "plan", as defined in and subject to Section 4975 of the United States Internal Revenue Code of 1986, as amended (the "U.S. Tax Code"); and

(c) any other entity which may be deemed (pursuant to ERISA, regulations of the United States Department of Labor or otherwise) to hold at any time assets of any such "employee benefit plan" or "plan" (collectively, "U.S. Retirement Plans").

If the Trustees determine that a U.S. Retirement Plan has purchased or acquired or is otherwise holding Units or Voting Certificates, the Trustees may require the U.S. Retirement Plan to sell these Units or Voting Certificates. Each purchaser or other acquirer of Units or Voting Certificates (including any subsequent purchaser or other acquirer) will be deemed to have:

(a) represented to the Trust and FHR that neither its acquisition nor holding of such securities violates the foregoing prohibitions; and

(b) agreed to indemnify the Trust and FHR and their respective Trustees, directors, employees and affiliates (including their respective successors and assigns) against any loss, cost or damage caused by any breach by such purchaser or other acquirer of the foregoing prohibitions and representation.

Such prohibitions, representation and indemnity are collectively referred to herein as the "U.S. Retirement Plan Restrictions".

The Declaration of Trust also provides that if the Trust makes a public announcement that the Trustees believe that the U.S. Retirement Plans Restrictions are not then in the best interests of the Trust, the U.S. Retirement Plans Restrictions will thereafter be immediately suspended until such time as the Trustees reinstate the U.S. Retirement Plans Restrictions by causing the Trust to issue a public announcement of such reinstatement. The Trust is continuing to evaluate alternatives for suspending the U.S. Retirement Plans Restrictions.

INFORMATION AND REPORTS

The Trust will furnish to holders of Units and Voting Certificates financial statements (including quarterly and annual financial statements) and other reports as are required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each annual and special meeting of holders of Units and Voting Certificates, the Trustees will provide the holders of Units and Voting Certificates (along with notice of such meeting) information similar to that required to be provided to shareholders of a public corporation governed by the *Canada Business Corporations Act.*

TAKE-OVER BIDS

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for Units within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the offer either, at the election of such Unitholders, on the terms offered by the offeror or at the fair value of such Unitholders' Units determined in accordance with the procedures set out in the Declaration of Trust.

TERM OF THE TRUST AND SALE OF SUBSTANTIALLY ALL ASSETS

The Trust has been established for an indefinite term. Pursuant to the Declaration of Trust, termination of the Trust or the sale or transfer of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the Trust as approved by the Trustees) requires approval by at least two-thirds of the votes cast at a meeting of the holders of Units and Voting Certificates.

AMENDMENTS TO THE DECLARATION OF TRUST

The Declaration of Trust may be amended or altered from time to time. Certain amendments (including termination of the Trust) require approval by at least two-thirds of the votes cast at a meeting of the holders of Units and Voting Certificates called for this purpose. Other amendments to the Declaration of Trust require approval by a majority of the votes cast at a meeting of the holders of Units and Voting Certificates called for such purpose.

The Trustees may, without approval of the holders of Units and Voting Certificates, make certain amendments to the Declaration of Trust, including amendments:

- for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the

Trustees or over the Trust, its status as a "mutual fund trust" and a "registered investment" under the Tax Act, or the distribution of Units;

- which, in the opinion of the Trustees, provide additional protection for the holders of Units and Voting Certificates;
- to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections that are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the holders of Units and Voting Certificates;
- which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or to prevent the assets of the Trust from being subject to certain provisions of ERISA or Section 4975 of the *U.S. Tax Code*; and
- for any purpose (except one in respect of which a vote of holders of Units and Voting Certificates is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to holders of Units and Voting Certificates and is necessary or desirable.

POTENTIAL CONFLICTS OF INTEREST

The Declaration of Trust contains conflict of interest provisions requiring Trustees to disclose material interests in material contracts and transactions.

The Trust may be subject to various conflicts of interest because of the fact that FHR and its directors, officers and associates, as well as the Trustees, are engaged in a wide range of real estate, hotel development and management and other business activities. The Trust has entered into the strategic alliance agreement which addresses certain potential conflicts of interest.

The Trustees and associates or affiliates of FHR may also deal with persons, firms, institutions or corporations with which the Trust may be dealing, or which may be seeking investments similar to those desired by the Trust. The interests of these persons could conflict with those of the Trust. In addition, from time to time, these persons may be competing with the Trust for available investment opportunities.

Any decisions regarding the enforcement by the Trust of the terms of any agreement entered into by the Trust with a Trustee who is not an Independent Trustee, or with FHR or one of its affiliates, or with an associate of a non-Independent Trustee or FHR must be made by a majority of the Independent Trustees. The non-Independent Trustees may attempt to influence the Independent Trustees in this regard.

DISTRIBUTION POLICY

The following outlines the distribution policy of the Trust as contained in the Declaration of Trust. The distribution policy may be amended only with the approval of a majority of the votes cast at a meeting of Unitholders.

GENERAL

The Trust will distribute to Unitholders quarterly, on or about the 20th day following the end of each quarter other than January 20 and on or about December 31 in each calendar year (a "Distribution Date"), not less than one-quarter of 85% of the estimated Distributable Income of the Trust on an annualized basis. Distributable Income is the income of the Trust determined in accordance with the Tax Act, adjusted and calculated pursuant to the provisions of the Declaration of Trust. Unitholders will also be entitled to receive a distribution on December 31 of each year of:

(a) the net realized capital gains of the Trust and the net recapture income of the Trust for the year then ended; and

(b) any excess of the income of the Trust for the purposes of the Tax Act (computed without regard to subsection 104(6) of the Tax Act) over distributions otherwise made for that year.

Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the Trustees' estimates for the prior periods. If the Trustees anticipate a cash shortfall or determine that it would be in the best interests of the Trust, they may reduce for any period the percentage of Distributable Income to be distributed to Unitholders.

Distributions will be made in cash, except that in the event that taxable income of the Trust (computed without regard to subsection 104(6) of the Tax Act) exceeds its Distributable Income, distributions may be in the form of additional Units.

TAX DEFERRAL ON DISTRIBUTIONS

To date, a portion of the distributions made by the Trust to Unitholders were tax deferred by reason of the Trust's ability to claim capital cost allowance and certain other deductions. The adjusted cost base of Units held by a Unitholder will generally be reduced by the non-taxable portion of distributions made to the Unitholder (other than the non-taxable portion of certain capital gains). A Unitholder will generally realize a capital gain to the extent that the adjusted cost base of the Unitholder's Units would otherwise be a negative amount.

INVESTMENT RESTRICTIONS AND OPERATING POLICIES

The Declaration of Trust contains investment restrictions and operating policies which govern the activities and management of the Trust. In addition, the Trustees, with the advice and assistance of CPHMC, establish at least annually the Trust's operating plan and investment guidelines, taking into account both its financial position and current market conditions for investment in hotel properties.

For the purpose of the following investment restrictions and operating policies, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the Trust are deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the following to investments in real property are deemed to include an investment in a joint venture.

INVESTMENT RESTRICTIONS

The assets of the Trust may be invested only in accordance with the following investment restrictions:

(a) the Trust's activities are limited to the direct or indirect ownership (but not the operation) of hotels primarily in Canada and such other investments and activities in the hotel field as are consistent with the other investment guidelines of the Trust and approved by a majority of the Trustees from time to time;

(b) all of the Trust's hotel and other investments must be leased to a qualified operator;

(c) the Trust must not make any investment or take any action that would result in Units not being units of a "mutual fund trust" within the meaning of the Tax Act, that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans, that would result in the Trust being liable under the Tax Act to pay tax as a result of holdings by the Trust of foreign property as defined in the Tax Act, or that would result in Units being foreign property for the purpose of the Tax Act;

(d) the Trust may invest in a joint venture arrangement (but not a partnership) only if:

  (i) the arrangement is one where the Trust holds an interest in real property jointly or in common with others ("joint venturers") either directly or through the ownership of securities of a corporation or other entity (a "joint venture entity") as co-owner and not as partners;

  (ii) the joint venture arrangement provides an appropriate buy-sell mechanism to enable a joint venturer to purchase the other joint venturer's interests or to sell its interest; and

(iii) the joint venture arrangement permits, but does not require, the Trust or its designee to participate fully in the management thereof;

(e) except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of a province of Canada, short-term government debt securities, some or all of the receivables under an instalment receipt agreement or in money market instruments of, or guaranteed by, a Schedule I Canadian chartered bank, in each case maturing prior to one year from the date of purchase of these securities by the Trust, the Trust may not hold securities other than securities of any other entity formed to operate one or more hotel properties or of a joint venture entity or of an entity wholly owned by the Trust;

(f) the Trust must not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property;

(g) other than investments in hotels which are consistent with the other investment restrictions and guidelines of the Trust and approved by a majority of the Trustees from time to time, the Trust must not invest in specialty real estate other than hotel properties (provided each property is leased to a qualified operator), or acquire interests in general partnerships or limited partnerships;

(h) the Trust must not invest directly in raw land for development except for properties adjacent to existing properties of the Trust acquired for the purpose of the renovation or expansion of existing properties;

(i) the Trust may invest in mortgages and mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) where:

(i) the real property which is security therefor is a property which otherwise meets the investment restrictions and guidelines of the Trust adopted by the Trustees from time to time in accordance with the Declaration of Trust and the restrictions set out therein;

(ii) the amount of the mortgage loan is not in excess of 75% of the value of the property securing the mortgage;

(iii) the mortgage is a first mortgage registered on the title to the real property which is security therefor; and

(iv) the aggregate value of the investments of the Trust in mortgages and mortgage bonds, after giving effect to the proposed investment, will not exceed 20% of Adjusted Unitholders' Equity;

(j) the Trust may invest in mortgages and mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) if the sole

intention is to use the acquisition of the mortgages as a method of acquiring control of a property or a portfolio of properties and such property or properties would otherwise meet the investment guidelines of the Trust and provided the aggregate value of the investments of the Trust in mortgages and mortgage bonds (including the mortgages and mortgage bonds referred to under (i) above), after giving effect to the proposed investment, will not exceed 20% of Adjusted Unitholders' Equity; and

(k) the Trust may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a mortgage on such property) up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with paragraphs (a), (e), (h) and (i) above.

OPERATING POLICIES

The Declaration of Trust provides that the operations and affairs of the Trust will be conducted in accordance with the following policies:

(a) the Trust must not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes with the term "hedging" having the meaning given to it under National Policy No. 39 adopted by the Canadian Securities Administrators, as amended from time to time;

(b) (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage; and

(ii) to the extent that the Trustees determine to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, any written instrument which is, in the judgment of the Trustees, a material obligation, must contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort will not be had to, nor will recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier or agents of the Trust, but that only property of the Trust or a specific portion thereof will be bound, provided that the Trust will not be required, but will use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property;

(c) except as permitted under paragraphs (h) and (k) under the heading "Investment Restrictions and Operating Policies – Investment Restrictions", the Trust must not engage in construction or development of real property except as necessary to maintain its real property in good repair or to enhance the income-producing ability of properties in which the Trust has an interest;

(d) title to each real property shall be held by and registered in the name of:

  (i) the Trust;

  (ii) the Trustees; or

  (iii) in the name of a corporation or other entity which:

    (A) is wholly-owned by the Trust;
    (B) is owned jointly by the Trust with joint venturers; or
    (C) all the voting shares of which are held directly or indirectly by the Trust;

(e) the Trust must not incur or assume any indebtedness under a mortgage unless, at the date of the proposed assumption or incurring of the indebtedness, the aggregate of the amount of all indebtedness secured on such real property and the amount of additional indebtedness proposed to be assumed or incurred does not exceed 75% of the fair market value of such real property;

(f) the Trust must not incur or assume any indebtedness if, on a proforma basis after giving effect to the incurrence or assumption of such indebtedness, as described below under paragraph (m), the total indebtedness of the Trust, on a consolidated basis, would exceed 50% of the Trust's asset base;

(g) the Trust must not directly or indirectly guarantee any indebtedness or liabilities of any kind of a third party except indebtedness assumed or incurred under a mortgage by a corporation or other entity wholly owned by the Trust or owned jointly by the Trust with joint venturers and operated solely for the purpose of holding a particular property or properties where the mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions set out under the heading "Investment Restrictions and Operating Policies – Investment Restrictions", and, where the mortgage is granted by a joint venture entity and such mortgage is subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the Trust is limited strictly to the proportion of the mortgage loan equal to the Trust's proportionate ownership interest in the joint venture entity;

(h) the Trust must obtain an independent valuation and engineering inspection of each property that it intends to acquire;

(i) the Trust must obtain and maintain at all times insurance coverage in respect of potential liabilities of the Trust and the accidental loss of value of the assets of the Trust from risks, in amounts, with such insurers, and on such terms as the Trustees

consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties;

(j) the Trust must conduct a Phase I environmental audit of each real property to be acquired by it and, if the Phase I environmental audit report recommends a Phase II environmental audit be conducted, the Trust must conduct a Phase II environmental audit, in each case by an independent and experienced environmental consultant and, as a condition to any acquisition, the audit must be satisfactory to the Trustees;

(k) the Trust must not issue additional Units unless the Trustees consider such issuances not to be dilutive to ensuing annual distributions of Distributable Income to existing Unitholders;

(l) at no time can indebtedness, calculated on a proforma basis as described below under paragraph (m), aggregating more than 15% of the Trust's asset base (other than trade payables, accrued expenses and distributions payable) be at floating interest rates or have maturities of less than one year, not including that portion of long-term debt falling due in the next 12 months; and

(m) for the purpose of the policies set out in paragraphs (f) and (l) above, calculations will be done on a proforma basis as at the date of the Trust's most recently published balance sheet giving effect to the incurrence of indebtedness to be incurred and the application of proceeds therefrom and to any other event that has increased or decreased indebtedness or the asset base since that date to the date of the calculation.

AMENDMENTS TO INVESTMENT RESTRICTIONS AND OPERATING POLICIES

Pursuant to the Declaration of Trust, all of the investment restrictions set out under the heading "Investment Restrictions and Operating Policies – Investment Restrictions" and the operating policies contained in subparagraphs (c), (f), (g), (h), and (i) under the heading "Investment Restrictions and Operating Policies – Operating Policies" may be amended only with the approval of two-thirds of the votes cast by holders of Units and Voting Certificates of the Trust at a meeting of holders of Units and Voting Certificates called for such purpose. The remaining operating policies may be amended with the approval of a majority of the votes cast by holders of Units and Voting Certificates at a meeting called for this purpose.

SELECTED FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(in thousands of dollars except per Unit amounts)

	2002	2001	2000
Number of hotels/rooms	23/10,290	21/9,558	19/8,500
Revenues	$ 647,629	$ 606,789	$ 501,731
Operating income from hotel operations	146,025	140,234	121,678
Operating income	99,953	99,085	92,136
Net income	55,105	53,732	62,935
Total assets	1,909,244	1,541,861	1,137,011
Total long-term debt [1]	744,908	681,825	332,545
Basic earnings per Unit	$0.50	$0.66	$1.01
Distributions per Unit	$0.74	$0.87	$0.98

Note:

(1) Includes $150,000 maturing in December 2003.

	2002				2001			
	Dec.31	Sep.30	Jun.30	Mar.31	Dec.31	Sep.30	Jun.30	Mar.31
Revenues	$160,334	$194,147	$177,159	$115,989	$143,716	$175,047	$170,303	$117,723
Operating income from hotel operations	27,499	61,225	49,225	8,076	27,503	55,667	45,700	11,364
Operating income (loss)	14,312	50,044	38,442	(2,845)	17,850	43,708	35,522	2,005
Net income (loss)	7,648	37,460	25,574	(15,577)	8,329	30,955	22,938	(8,490)
Basic earnings (loss) per Unit	0.04	0.40	0.27	(0.21)	0.10	0.38	0.28	(0.11)
Distributions per Unit	0.185	0.185	0.185	0.185	0.185	0.185	0.250	0.250

OPERATING STATISTICS

The occupancy rate is a key measure of the balance between room demand and supply, and represents the proportion of the hotel rooms available in any given period (available room nights) that were actually occupied by guests (occupied room nights). In addition, a hotel's food and beverage revenues and operating costs tend to be strongly influenced by the number of overnight guests that the hotel is accommodating at any given time.

The average room revenue or average daily rate ("ADR") generated per occupied room (or guest-nights) is influenced by the competitive environment prevailing in a particular market,

as well as the location, stature and condition of the hotel property, and the hotel's brand image, quality of service and management.

The revenue generated per available room ("RevPAR") is a key measure of operating performance. This measure takes into account both the average room rate and the occupancy level achieved by the hotel, and is influenced by both general market conditions and a particular hotel's market positioning and reputation.

	Occupancy		ADR		RevPAR	
	2002	2001	2002	2001	2002	2001
Fairmont	69.4%	67.3%	$190.24	$189.72	$131.95	$128.80
Delta	68.0%	67.3%	$128.40	$122.34	$ 87.26	$ 82.33
Total	68.9%	67.7%	$168.70	$166.07	$116.18	$112.40

ADR, RevPAR and occupancy figures are based on the hotel portfolio composition as at December 31, 2002, as if owned for the full years presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS

A discussion of the Trust's operating results for the year ended December 31, 2002 may be found at pages 11 through 23 of the Trust's 2002 Annual Report in the section entitled "Management's Discussion and Analysis", which section is incorporated herein by reference.

OPERATING RISKS

There are certain risks inherent in an investment in the Units and in the activities of the Trust, including the following, which investors should carefully consider before investing in Units.

THE HOTEL INDUSTRY

Ownership of the hotels and the Operator subjects the Trust to the operating risks inherent in the hotel industry. These risks arise from a wide range of factors, including changes in general and local economic conditions, seasonal variations in cash flow, overbuilding in the hotel industry, varying levels of demand for rooms and related services, fluctuations in the price of equipment and supplies, changes in the availability and cost of labour, competition from other hotels, changes in travel patterns resulting from world events, the recurring need for renovation, refurbishment and improvement of hotel properties, changes in governmental regulations that influence or determine wages, prices and construction and maintenance costs, changes in trends, technology and service requirements in the hotel industry, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate and other taxes and other operating expenses. There can be no assurance that regulatory compliance, downturns or prolonged adverse conditions in the hotel industry, real estate or capital markets, or national or local economies will not have a material adverse effect on the Trust's results of operations.

WORLD EVENTS

The lodging industry is facing a challenging environment. Terrorist acts, war in Iraq, weak U.S. and global economies, problems in the airline industry and severe acute respiratory syndrome have all affected the lodging industry recently and resulted in decreased customer visitation to some of the Trust's properties. These events, or the perceived threat posed by some of these events, and others not currently contemplated, could have a material adverse impact on Legacy's results of operations and financial performance.

REAL PROPERTY OWNERSHIP

All real property investments are subject to elements of risk. Such investments are affected by general economic conditions, local real estate markets and various other factors. Certain significant expenditures, including property taxes, maintenance costs, debt repayments, insurance costs and related charges must be made throughout the period of ownership of real property regardless of whether the property is producing any income.

Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relationship with demand for and the perceived desirability of such investments. Such liquidity may tend to limit the Trust's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Trust were to be required to liquidate its real property investments, the proceeds to the Trust might be significantly less than the aggregate carrying value of its properties.

The Trust is also subject to the risks associated with debt financing, including the risk that any indebtedness may not be able to be refinanced or that the terms of such refinancing may not be as favourable as the terms of existing indebtedness.

ENVIRONMENTAL MATTERS

Environmental and ecological legislation and policies have become increasingly important in recent years. Under various laws, the Trust could become liable for costs of removal or remediation of certain hazardous or toxic substances released on, in or from its properties or disposed of at other locations. Site remediation may be required as a result of private lawsuits or interventions by government regulators through site designations and clean-up orders. The standard of site remediation may vary depending on the use designations of the subject and surrounding lands.

Organizations and persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. The failure to remove or remediate such substances, if any, may adversely affect an owner's ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the owner by private plaintiffs.

It is the Trust's operating policy to obtain a Phase I environmental assessment, conducted by an independent and experienced environmental consultant, prior to acquiring a property. The Trust intends to continue to monitor and address environmental matters and has a comprehensive environmental management program to ensure related risks are minimized.

Availability of Cash Flow

Because of items such as debt servicing costs and necessary capital expenditures, cash may not be available for distributions. The Trust may be required to use part of its debt capacity or to reduce distributions in order to fund such items.

Availability of Growth Opportunities

There can be no assurance that the Trust will be able to acquire assets on an accretive basis or that distributions to Unitholders will increase.

Market Influences

One of the factors that may influence the market price of the Units is the annual yield on the Units. Accordingly, an increase in market interest rates may lead purchasers of Units to demand a higher annual yield which could adversely affect the market price of the Units. In addition, the market price for the Units may be affected by changes in general market conditions, fluctuations in the markets for equity securities and numerous other factors beyond the control of the Trust.

Unitholder Liability

The Declaration of Trust provides that no Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier (an "annuitant") will be held to have any personal liability as such, and that no resort will be had to the private property of any Unitholder or annuitant for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust or of the Trustees. Only assets of the Trust are intended to be liable and subject to levy or execution.

The Declaration of Trust further provides that certain written instruments signed by the Trust (including all mortgages and, to the extent the Trustees determine to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, other written instruments creating a material obligation of the Trust) must contain a provision or be subject to an acknowledgment to the effect that such obligation will not be binding upon Unitholders personally or upon any annuitant.

In conducting its affairs, the Trust will be acquiring real property investments subject to existing contractual obligations, including obligations under leases. The Trustees will use all reasonable efforts to have any such obligations modified so as not to have such obligation binding upon any of the Unitholders or annuitants personally. However, the Trust may not be

able to obtain such modification in all cases. To the extent that claims are not satisfied by the Trust, there is a risk that a Unitholder or annuitant will be held personally liable for obligations of the Trust where the liability is not disavowed as described above.

Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered by the Trust to be remote as the nature of the Trust's activities will be such that most of its obligations will arise by contract and non-contractual risks are largely insurable. However, the insurance policies maintained by the Trust have exclusions for certain environmental liabilities. In the event that payment of a Trust obligation were to be made by a Unitholder, such Unitholder would be entitled to reimbursement from the available assets of the Trust.

The Trustees will cause the activities of the Trust to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent they determine to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, any material risk of liability on the Unitholders for claims against the Trust. The Trustees will also cause the Trust to carry insurance to the extent that they determine to be possible and reasonable for the benefit of Unitholders and annuitants in such amounts as they consider adequate to cover any foreseeable non-contracted or non-excluded contractual liability.

RELATIONSHIP WITH FHR, FAIRMONT AND DELTA

As a result of its relationships with FHR, Fairmont and Delta, the Trust receives many benefits. However, the Trust is dependent upon Fairmont and Delta with respect to the administration of the Trust and the operation of the hotels in the Hotel Portfolio as well as hotels subsequently acquired by the Trust.

FHR and its affiliates are entitled to appoint up to three Trustees and certain fundamental matters, including the nomination of Independent Trustees, require the concurrence of at least one of the Trustees appointed by FHR. As a result, FHR has the ability to influence the decision making of the Trust.

The liquidity of the Trust's assets may be constrained by the term of the Management Agreements and the rights of first offer and rights of first refusal contained in the strategic alliance agreement.

Changes in Legislation

There can be no assurance that income tax laws and the treatment of mutual fund trusts will not be changed in a manner which will adversely affect Unitholders. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds.

Investment Eligibility

The Trust will endeavour to ensure that the Units continue to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

Dilution

The number of Units that the Trust is authorized to issue is unlimited. The Trustees have the discretion to issue additional Units in certain circumstances, including under the Unit Option Plan. From time to time the Trust makes distributions in units under the Distribution Reinvestment Plan and to FHR on occasions when FHR so elects. Any issuance of Units may have a dilutive effect on the purchasers of Units. However, the Declaration of Trust prohibits issuance of additional Units if such issuance would be dilutive to ensuing annual distributions of distributable income to existing Unitholders.

Price Fluctuation

The market price of the Units is sensitive to a variety of market conditions, including interest rates. A rise in interest rates may result in a decline in the market price of the Units.

MARKET FOR UNITS

The Units are listed on the TSX under the trading symbol LGY.UN.

MANAGEMENT OF THE TRUST

Trustees

The operations of the Trust, including its strategy, investments and management, is subject to the direction and control of the Trustees, a majority of whom must be Independent Trustees. Only individuals who have been recommended unanimously by the Nominating Committee can be candidates for election as Independent Trustees. One member of the Nominating Committee must be a non-Independent Trustee.

The Declaration of Trust provides for the election or appointment of a minimum of five and maximum of eight Trustees. In lieu of voting in respect of the election of Trustees, FHR and its affiliates have the right to appoint two Trustees for so long as they own 20% or more of the Units and the Voting Certificates, and one Trustee for so long as they own 10% or more but less than 20% of the Units and the Voting Certificates. In addition, for so long as FHR and its affiliates continue to manage at least 2,800 hotel rooms on behalf of the Trust, FHR and its affiliates have the right to appoint one additional Trustee.

The Independent Trustees are elected by resolution passed by a majority of the votes cast at a meeting of the holders of Units and Voting Certificates. Trustees elected at an annual meeting will be elected for terms expiring at the close of the subsequent annual meeting and will be eligible for re-election. A vacancy occurring among the Independent Trustees may be filled by resolution of the remaining Trustees or by the holders of Units and Voting Certificates at a meeting of the holders of Units and Voting Certificates. A Trustee elected to fill a vacancy will be elected for the remaining term of the Trustee succeeded.

A majority of the Trustees and the Chairman must be Independent Trustees and a Trustee (other than an appointee of FHR and its affiliates) may be removed with or without cause by two-thirds of the votes cast at a meeting of holders of Units and Voting Certificates or with cause by two-thirds of the remaining Trustees.

The standard of care and duties of the Trustees provided in the Declaration of Trust are similar to those imposed on a director of a corporation governed by the *Canada Business Corporations Act*. Accordingly, each Trustee is required to exercise the powers and discharge the duties of his office honestly, in good faith and in the best interests of the Trust and the holders of Units and Voting Certificates and, in connection therewith, to exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The name, municipality of residence and principal occupation of each Trustee and officer of the Trust are as follows:

Trustees

Name and municipality of residence	Principal occupation	Trustee since:
Bryce W. Douglas (1)(2)(3) Toronto, Ontario	Retired Deputy Chairman RBC Dominion Securities Inc. (investment dealer)	October 23, 1997
William R. Fatt (2)(4)(5) Toronto, Ontario	Chief Executive Officer Fairmont Hotels & Resorts Inc.	September 11, 1997

Name and municipality of residence	Principal occupation	Trustee since:
Richard A. Goldstein (1)(2)(4)(5) Piermont, New York	Chairman and Chief Executive Officer International Flavors and Fragrances, Inc. (consumer products)	February 24, 1998
Neil J. Labatte(2) Toronto, Ontario	President and Chief Executive Officer of the Trust	April 24, 2003
Brian F. MacNeill (1)(2) Calgary, Alberta	Chairman Petro-Canada Inc. *(integrated oil and gas company)*	August 15, 2001
John J. O'Connor (1)(3)(4)(5) Montreal, Quebec	Senior Partner Ogilvy Renault (law firm)	October 23, 1997

Notes:

(1) Independent Trustee
(2) Member of the Investment Committee
(3) Member of the Audit Committee
(4) Member of the Nominating Committee
(5) Member of the Compensation, Compliance and Governance Committee

Bryce W. Douglas has been Deputy Chairman, RBC Dominion Securities Inc. in excess of five years from the date hereof. Up to October 1, 2001, William R. Fatt was also Executive Vice President of Canadian Pacific Limited ("CPL"). From 1990 to his appointment to FHR Holdings Inc. ("FHRHI"), Mr. Fatt had been Chief Financial Officer of CPL. In January 1998, he was appointed Chairman and Chief Executive Officer of FHRHI. In October 1999, he was appointed a director as well as Chairman and Chief Executive Officer of Fairmont, positions he still holds. Mr. Fatt was appointed Chief Executive Officer and a director of FHR on October 1, 2001. Richard A. Goldstein was appointed Chairman and Chief Executive Officer of International Flavors and Fragrances, Inc. in June 2000. From 1989 to June 2000, Mr. Goldstein was President and Chief Executive Officer of Unilever United States, Inc. Neil J. Labatte joined FHRHI in 1997 as Vice President Acquisitions, and in October 2001 he was appointed Senior Vice President, Real Estate of FHR. In July 1999, Mr. Labatte was appointed President and Chief Operating Officer of the Trust, and he held those positions until March 7, 2003 when he was appointed President and Chief Executive Officer. Brian F. MacNeill has been Chairman of Petro-Canada Inc. since May 2001. From April 1990 to May 2001, Mr. MacNeill was President and Chief Executive Officer of Enbridge Inc. John J. O'Connor has been a senior partner of Ogilvy Renault in excess of five years from the date hereof.

Senior Officers

Name and municipality of residence	Office with Trust	Principal occupation
Richard A. Goldstein Piermont, New York	Chairman	Chairman and Chief Executive Officer International Flavors and Fragrances, Inc.
William R. Fatt Toronto, Ontario	Vice Chairman	Chief Executive Officer Fairmont Hotels & Resorts Inc.
Neil J. Labatte Toronto, Ontario	President and Chief Executive Officer	President and Chief Executive Officer of the Trust
M. Jerry Patava Toronto, Ontario	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer Fairmont Hotels & Resorts Inc.
Terence P. Badour Toronto, Ontario	Executive Vice President and General Counsel	Executive Vice President, Law and Administration, and Corporate Secretary Fairmont Hotels & Resorts Inc.
Brian R. McDiarmid Toronto, Ontario	Treasurer	Vice President and Treasurer Fairmont Hotels & Resorts Inc.
Sari L. Diamond Toronto, Ontario	Secretary	Assistant Corporate Secretary and Compliance Officer Fairmont Hotels & Resorts Inc.

The Declaration of Trust provides for the appointment by the Trustees of an Investment Committee, an Audit Committee, a Nominating Committee and a Compensation, Compliance and Governance Committee, the majority of the members of each of which must be Independent Trustees. The Trust does not have an Executive Committee.

The Trustees are responsible for the general control and direction of the Trust, and the supervision of the day-to-day operations of the Trust will be carried out by CPHMC. Certain fundamental actions of the Trust require the approval of five of the seven Trustees. Certain decisions respecting the Trust can be made only with the approval of a majority of the Independent Trustees. The approval of the Trustees or of the Investment Committee is required prior to the Trust making any acquisition or disposition and for the assumption or granting of any mortgage.

The Trustees and officers of the Trust as a group own, directly or indirectly, or exercise control or direction over less than 1% of the voting securities of the Trust or any subsidiary thereof. Some of the Trustees and Officers, as aforenoted, are directors or officers of FHR, which, as of the date hereof, indirectly owns 21,939,143 Units of the Trust, representing approximately 24.5% of the outstanding Units and approximately 21% of the outstanding votes and 14.7 million Voting Certificates of the Trust, representing 100% of the outstanding Voting Certificates and approximately 14.1% of the outstanding votes.

ADDITIONAL INFORMATION

The Trust will provide to any person, upon request to the Secretary of the Trust, Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario M5K 1B7 (telephone: (416) 874-2600):

(a) when the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

    (i) a copy of this Annual Information Form, together with a copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

    (ii) a copy of the comparative financial statements of the Trust for its most recently completed financial year together with the accompanying report of the auditor and a copy of any interim financial statements of the Trust subsequent to the financial statements for its most recently completed financial year;

    (iii) a copy of the management proxy circular of the Trust in respect of its most recent annual meeting of Unitholders that involved the election of Trustees; and

    (iv) a copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, a copy of any document referred to in (a)(i), (ii) and (iii) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

Additional information relating to the Trust, including the principal holders of the Units, options to purchase Units and interests of insiders in material transactions, is contained in the Trust's Management Proxy Circular dated March 7, 2003. Additional financial information, including the consolidated financial statements for the period ended December 31, 2002, is provided in the Trust's 2002 Annual Report. A copy of these documents may be obtained upon request from the Secretary of the Trust at the address and telephone number given above.